UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

18 August 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Annual Report 2026 Bringing people and resources together to build a better world

BHP Annual Report 2026 Company details BHP Group Limited’s registered office and global headquarters are at 171 Collins Street, Melbourne, Victoria 3000, Australia. ‘BHP’, the ‘Company’, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ refer to BHP Group Limited, and except where the context otherwise requires, our subsidiaries. Refer to Financial Statements note 28 ‘Subsidiaries’ for a list of our significant subsidiaries. Those terms do not include non-operated assets. This Annual Report covers functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a BHP-operated joint venture1 (referred to in this Report as ‘operated assets’ or ‘operations’) from 1 July 2025 to 30 June 2026 unless otherwise stated. Certain sections of this Report present data for comparative periods, which in relation to the Daunia and Blackwater mines (divested during FY2024) is shown up to completion on 2 April 2024, unless stated otherwise. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this Report as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this Report may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. BHP Group Limited has a primary listing on the Australian Securities Exchange. BHP holds an international secondary listing on the London Stock Exchange, a secondary listing on the Johannesburg Stock Exchange and an ADR program listed on the New York Stock Exchange. Forward-looking statements This Annual Report contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements, other than statements of historical or present facts, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; reserves and resources estimates; recoveries, mine plans, processing performance and other technical assumptions; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; sustainability, decarbonisation, social value and other targets, goals, pathways and related assumptions; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, ventures, operations or facilities (including associated costs or benefits); commodity streaming, offtake, funding or similar arrangements (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling, ramp-up and project execution; operating costs and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘desire’, ‘ensure’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathways’, ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’, or similar words. These statements discuss future expectations or performance, or provide other forward-looking information. Examples of forward-looking statements contained in this Report include, without limitation, statements describing (i) our strategy, Our Values and how we define our success; (ii) our expectations regarding future demand for certain commodities, in particular copper, iron ore, steelmaking coal, potash and nickel and our intentions, commitments or expectations with respect to our supply of certain commodities, including copper, iron ore, steelmaking coal, potash, nickel, uranium, silver and gold; (iii) our future exploration and partnership plans and perceived benefits and opportunities, including our focus to grow our copper and potash assets; (iv) our business outlook, including our outlook for long-term economic growth and other macroeconomic and industry trends; (v) our projected and expected production and performance levels and development projects; (vi) our expectations regarding our investments and strategic transactions, including in potential growth options and technology and innovation, and perceived benefits and opportunities; (vii) our reserves and resources estimates; (viii) our plans for our major projects and related budget and capital allocations; (ix) our expectations, commitments and objectives with respect to sustainability, decarbonisation, natural resource management, climate change and portfolio resilience and timelines and plans to seek to achieve or implement such objectives, including our approach to equitable change and transitions, our Climate Transition Action Plan, climate change adaptation strategy and goals, targets, pathways and strategies to seek to reduce or support the reduction of greenhouse gas emissions (GHG), and related perceived costs, benefits and opportunities for BHP; (x) the assumptions, beliefs and conclusions in our climate change-related statements 1. References in this Annual Report to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. and strategies, for example, in respect of future temperatures, energy consumption and greenhouse gas emissions, and climate-related impacts; (xi) our commitment to social value and our 2030 goals; (xii) our commitments to improve or maintain safe tailings storage management; and (xiii) our social value, sustainability reporting, inclusion and diversity, Indigenous peoples and communities, water, health and safety commitments, goals, targets, aspirations and outcomes. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available, as at the date of this Report. These statements do not represent guarantees or predictions of future financial or operational performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this Report. Investors are strongly cautioned that forward-looking statements are subject to significant uncertainties and may not prove to be correct. For example, our future revenues from our assets, projects or mines described in this Report will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include: (i) our ability to profitably produce and deliver the products extracted to applicable markets; (ii) the development and use of new technologies and related risks; (iii) the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; (iv) activities of government authorities in or impacting the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation or expansion of trade or export restrictions, sanctions, tariffs or export controls; (v) changes in environmental and other regulations; (vi) political or geopolitical uncertainty and conflicts; (vii) labour unrest; (viii) weather, climate variability or other manifestations of climate change; (ix) logistics, transport and supply chain constraints or disruptions; (x) legal and regulatory proceedings and stakeholder engagement; and (xi) other factors identified in the risk factors set out in OFR 6. This Report also discusses scenario analysis. There are limitations with respect to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate, and may not reflect BHP’s own expectations. Scenarios may be impacted by additional factors to the assumptions disclosed. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Emissions and energy consumption data Due to the inherent uncertainty and limitations in measuring GHG emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this Report are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data. Our methodologies for measuring or quantifying GHG emissions and operational energy consumption may also evolve as market practices continue to develop and data quality and quantity continue to improve. For information on how we calculate our GHG emissions refer to Sustainability Report 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions Information prepared by third parties This Report contains market, industry and statistical information and estimates that are based on reports and other publications from industry analysts, market research firms and other independent sources, as well as management’s own good faith estimates and analyses. We believe the sources of this information to be reputable, but have not independently verified the data sources, methodologies or assumptions. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances reflected in this information.

Operating and Financial Review Sustainability Report Governance Financial Statements To view our 2026 Annual Reporting Suite visit bhp.com Annual Report 2026 Economic Contribution Report 2026 Modern Slavery Statement 2026 ESG Standards and Databook 2026 Additional Information 1 BHP ABN Group 49 004 Limited 028 077 Contents Chair’s review 2 Chief Executive Officer’s review 3 Our performance summary 4 Operating and Financial Review (OFR) 1 Safety 5 2 Why BHP 6 3 Strong growth outlook 9 4 Our assets 10 4.1 Copper 10 4.2 Iron ore 12 4.3 Coal 13 4.4 Nickel 14 4.5 Potash 14 5 Financial review 15 Chief Financial Officer’s review 15 5.1 Group overview 16 5.2 Key performance indicators 16 5.3 Financial results 17 5.4 Debt and sources of liquidity 19 6 Risk 21 7 Performance by commodity 28 7.1 Copper 28 7.2 Iron Ore 29 7.3 Coal 29 7.4 Other assets 30 7.5 Impact of changes to commodity prices 30 8 Non-IFRS financial information 31 8.1 Definition and calculation of non-IFRS financial information 40 8.2 Definition and calculation of principal factors 41 9 Sustainability 42 9.1 Our sustainability approach 42 9.2 Material sustainability topics 43 9.3 2030 goals and social value scorecard 43 9.4 People 46 9.5 Health 47 9.6 Ethics and business conduct 48 9.7 Community 49 9.8 Indigenous peoples 49 9.9 Nature and environmental performance 50 9.10 Climate change 52 Sustainability Report 55 Independent auditor’s report to the members of BHP Group Limited 93 Governance Corporate Governance Statement 96 Directors’ Report 109 Remuneration Report 112 Financial Statements 127 Additional Information 197

2 BHP Annual Report 2026 Chair’s review Dear Shareholders, I am pleased to provide the BHP Annual Report 2026. We delivered strong operational and financial results in FY2026 and continued to position your business to create value for you into the future. Our achievements were overshadowed by the recent loss of our contractor colleague at BHP Mitsubishi Alliance’s (BMA’s) Peak Downs mine in Queensland on 24 July 2026. Our thoughts remain with their family and loved ones. We are determined to eliminate fatalities and serious injuries at BHP. A Tier 1 portfolio for today and the future BHP has large, long-life and low-cost world-class assets in attractive commodities. As our performance in FY2026 has shown, we operate them exceptionally well. This is a great position to be in – and a great position to grow from. We know you have made an active choice to invest in our company. We steward that investment carefully. Just as you rightly consider what the best use of your money is, and where it will generate the most value for you, so does your Board. BHP has a compelling pipeline of growth options ahead of us in potash, copper and iron ore and a rigorous Capital Allocation Framework (CAF) to guide our investment decisions. Under that Framework, each growth option competes with every dollar we invest. That drives disciplined investment decisions and ensures every project is focused on generating returns. The CAF also helps manage our balance sheet and provides for a minimum dividend payout ratio of 50 per cent of underlying attributable profit at every reporting period. Your Board determined dividends totalling 172 US cents a share for FY2026, an increase of 62 US cents on FY2025. This represents a total distribution to shareholders of US$8.7 billion, or 66 per cent of underlying attributable profit. CEO transition The year saw the retirement of CEO Mike Henry and the appointment of Brandon Craig as your new CEO, from 1 July 2026. Mike’s six-and-a-half-year tenure leading BHP will be remembered as among our brightest. Thanks to his leadership, our operational performance has been second to none among our peers. Mike led with discipline, dedication and integrity, repositioning our portfolio towards future-facing commodities and embedding operational excellence and the BHP Operating System (BOS) into the way we work. We wish Mike every success in the future and thank him for making BHP a better company. Brandon was appointed CEO by your Board after a thorough selection process. He brings deep experience to the role having worked across different countries and all our commodities during his 27 years at BHP, including as President Americas and Asset President of Western Australia Iron Ore (WAIO). Brandon has a clear vision on how we can accelerate performance and drive programmatic growth and I am excited for the next era under his leadership. Our economic contribution We are proud to make a substantial contribution to the economies in the countries, regions and communities where we operate. This direct economic contribution totalled US$50.8 billion globally in FY2026 – an increase of around US$4 billion from the prior financial year. BHP remains one of the largest corporate taxpayers in Australia and Chile. In Australia, taxes, royalties and other payments to governments totalled US$6.6 billion (approximately A$9.7 billion). This is roughly equivalent to the Australian Government’s 2026-27 transport infrastructure package, which will help fund major road, rail and freight infrastructure projects across Australia.1 In Chile, our increased copper output and higher global prices lifted our tax, royalty and other payments to US$5.5 billion – an increase of around 71 per cent from the prior financial year. This equates to about one dollar in every 17 in Chile’s most recent national budget.2 Social value and sustainability A key part of our competitive advantage is our focus on working with others to create a lasting contribution to society. We increased our spend with Indigenous suppliers, reaching US$1 billion for the year, a three-fold increase in three years. Our approach is to develop multi-year partnerships that help these businesses build capability and grow. Your Board and management are determined to continue the pursuit of our climate ambitions, and we are on track to meet our FY2030 operational greenhouse gas emissions reduction target. Renewable sources provided 80 per cent of electricity at our operated assets globally in FY2026,³ with more to come in the years ahead. Beyond renewables, we are working to establish a credible pathway to safely and productively displace diesel at scale at the sites where we operate. We are running proof-of-concept trials for battery-electric haul trucks in the Pilbara right now, with a battery-electric locomotives trial also commenced. This is important work that will not only support technology development, but also build the knowledge and capability required to operate battery-electric equipment in the future. We expect our electricity demand to increase significantly as diesel-fuelled mining and rail equipment is electrified. In support of this, we have begun the critical work to develop the future power solutions we will need when the equipment is ready to roll out. Importantly, we continue to work closely with steelmaking customers on initiatives to support greenhouse gas emissions reductions in their operations as well. Entering FY2027 with confidence As we enter FY2027, the broader economic picture remains resilient despite recent commodity market volatility. We continue to see strength in the US and China, even as the global economy adjusts to evolving trade dynamics. We remain confident in the demand for our core commodities and the strength of our growth program, supported by the long-term trends shaping the world, including industrialisation, urbanisation, digitalisation, the energy transition, population growth and food security. BHP is in great shape and well placed to seize the opportunities ahead. I am confident we can continue to create value for you for many years to come. Thank you for your continued support. Board renewal Our structured approach to Board renewal continues. On 1 June 2026, we welcomed Mark Vassella as a Non-executive Director. Mark has extensive experience in the global steel industry and brings a strong focus on global resource development, values-based leadership and relationships with people and community. Ross McEwan Chair BHP is in great shape and well placed to seize the opportunities ahead. I am confident we can continue to create value for you for many years to come.” 1. 2026–27 Federal Budget released | Department of Infrastructure, Transport, Regional Development, Communications, Sport and the Arts 2. Based on the 2026 Budget Bill (US$92.5 billion) approved by the National Congress in November 2025. Source: Congress Approves the 2026 Budget Bill With a Strong Focus on Social Commitment and Fiscal Discipline, the Last of President Gabriel Boric’s Term 3. As evidenced by the surrender of renewable energy certificates. For more information on this calculation refer to the Sustainability Report.

Operating and Financial Review Sustainability Report Governance Chief Executive Officer’s review Dear Shareholders, I am pleased to write to you for the first time as your Chief Executive Officer. I take on this role with deep respect for BHP’s history, confidence in our people and portfolio, and a clear ambition to make our company safer, simpler, and higher performing, while growing value with discipline. Safety is my first priority. The recent loss of one of our colleagues is deeply felt across BHP and the broader industry. We will act with urgency, learn from what happened and apply the lessons across the company. No result is more important than everyone going home safely at the end of each day. FY2026 demonstrated the strength of our assets and our operating momentum. My focus is to build on that foundation by accelerating performance, delivering disciplined growth, and strengthening the capabilities and relationships that sustain long-term value creation. Operational excellence driving strong performance Our FY2026 performance was underpinned by the growing maturity of the BHP Operating System, disciplined cost control and reliable execution across our diversified Tier 1 portfolio. We delivered the high-quality materials our customers need and achieved several production records. Copper contributed more than half of our earnings for the first time, at a strong 70 per cent EBITDA margin, and we remained the world’s largest copper producer. Copper South Australia’s Olympic Dam achieved a 20-year copper production record, while record material moved and record concentrator throughput at Escondida helped offset the impact of an anticipated decline in ore grade. At WAIO, strong operational performance across the supply chain resulted in record annual iron ore production. WAIO maintained its position as the world’s lowest cost major iron ore producer, now for the seventh year, with a greater than US$10 per tonne cost advantage over its nearest Pilbara competitor. In coal, BMA’s open-cut steelmaking coal operations increased production and achieved their highest stripping volumes in five years. New South Wales Energy Coal (NSWEC) also performed well – exceeding its production guidance and lifting earnings. Cost control was a hallmark across all our operated assets, with every major asset achieving unit cost guidance. This was despite external cost pressures from inflation, higher diesel prices and global supply disruptions. Future-facing commodity growth We made important progress on our pipeline of copper and potash growth projects. Earlier this year we updated shareholders on Jansen’s cost and schedule, with first potash projected in mid-CY2027. This will further diversify our portfolio and provide greater resilience across our mix of commodities. We believe Jansen is a WAIO-like asset that can eventually produce around 10 per cent of global potash supply at an expected earnings margin greater than 60 per cent. Our immediate priority is disciplined project execution, with tighter controls and safe delivery of first production. FY2026 demonstrated the strength of our assets and our operating momentum. My focus is to build on that foundation by accelerating performance, delivering disciplined growth, and strengthening the capabilities and relationships that sustain long-term value creation.” Financial Statements Additional Information 3 We also advanced our sector-leading copper growth pipeline. Our plans for a new concentrator at Escondida have been submitted to environmental authorities in Chile, while Copper South Australia’s expansion plans have progressed to detailed engineering ahead of a final investment decision. In June, two sustaining growth projects were sanctioned at Spence, with first production expected from FY2028. We also achieved important regulatory milestones at our non-operated joint ventures, Vicuña and Resolution, and developed further exposure to future copper opportunities through our investment in Faraday Copper. Taken together, we aim to deliver compound annual production growth on a copper-equivalent basis from our current organic growth plans of around 3–4 per cent a year from FY2027 through to FY2035. That includes growth in our copper business of around 5 per cent per year to FY2035. Winning the next decade We have the people and the portfolio to deliver more of the commodities the world needs – safely, productively and responsibly, with three strategic pillars to guide this. First, accelerating our performance. Making BHP safer and simpler by pairing the BOS with faster adoption of technology. As those two systems reinforce each other, we can accelerate the rate of safety and productivity improvement across every part of BHP. Second, delivering disciplined, programmatic growth. Our growth options are deliberately sequenced, which allows us to execute on our capital priorities and invest through the cycle. We are focused on lifting our major projects capability, progressing our copper and potash growth options, and replenishing our resource base for the future. That means increasing exploration, executing smaller bolt-on acquisitions where the value case is clear, and pursuing partnerships, including those that unlock value in adjacent operations. Finally, we must strengthen our foundations that underpin our long-term value. That means delivering on our social value and sustainability commitments and deepening our core relationships with governments, communities and industry partners. This is key to building resilience in our existing operations and creating new opportunities for growth. We will also keep investing in the next generation of leadership, capability and talent. Creating lasting value After more than 25 years at BHP, I know what our people can achieve when we are aligned behind clear priorities and execute with discipline. As much as we have achieved in our long history, I believe our best chapters are still to be written. I am excited about the value we can create for you and the world around us. Thank you for your support. Brandon Craig Chief Executive Officer

4 BHP Annual Report 2026

Our performance summary

Resilience and growth

Total economic contribution[1]

US$50.8bn

This includes payments to governments of US$12.4 billion. BHP remains one of the largest corporate taxpayers in Australia and Chile.

World's largest copper producer

Copper contributed more than half of our Underlying EBITDA for the first time and we produced ~2 Mt of copper for the second consecutive year.

Record iron ore production

WAIO remained the lowest-cost major iron ore producer globally for the seventh consecutive year.

Steelmaking coal production lift

BMA has steadily improved operational performance and value chain stability, with production increasing ~10 per cent over the past two years.

First potash on track for mid-CY2027

Jansen Stage 1 is 84 per cent complete. Jansen is a world-class asset and is expected to operate at the low end of the cost curve when fully ramped up.

Attributable profit

US$9.8bn

FY2025: US$9.0 bn

Underlying earnings per share[2]

260.0USc

FY2025: 200.2 USc

Dividend per share

172USc

FY2025: 110 USc

Operational greenhouse gas emissions[3]

↘ 33%

on FY2020 baseline

1. For more information on our total economic contribution, refer to the BHP Economic Contribution Report 2026.
2. For more information on Non-IFRS Financial Information refer to OFR 8.
3. Baseline year and performance data adjusted (refer to Sustainability Report Table 6a for the basis of our adjustments).

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 5

1 Safety



Eliminating fatalities from BHP is our highest priority.

We are deeply saddened by the loss of our colleague, who was working for a contracting partner at BMA's Peak Downs mine in July 2026. An investigation into the incident is underway and the outcomes will be used to strengthen our continued efforts to eliminate fatalities and serious injuries across our operations. This tragedy follows a period of sustained safety improvements and reinforces that there is always more work to do.

Our health and safety performance

In FY2026, we worked to reinforce our safety foundations through a safety-first culture, greater use of technology to help identify and control risks, and further integration of the BHP Operating System (BOS) across our operations.

The tragic loss of our colleague in July reinforces why the safety of our people will always remain our highest priority as we strive to eliminate fatalities across BHP. In FY2027, our commitment to safety culture and technology deployment to assist in reducing risk exposure remains as we also continue to strengthen frontline management of safety risk by maturing and deepening our BOS capability. We intend to reduce our exposure further by taking a risk-based approach to the continued deployment of autonomous haulage and by expanding the use of technology-enabled controls to support and strengthen risk management.

A particular focus in FY2027 will be on strengthening our contractor management framework to support improvement in contractor safety performance.

In FY2026:

- High potential injury frequency (HPIF) decreased by 27 per cent, contributing to a 69 per cent reduction over the past five years. High potential injuries (HPIs) were primarily associated with lifting activities, dropped and falling objects, vehicle and mobile equipment interactions, and electrical risks.
- Total recordable injury frequency (TRIF) was unchanged from FY2025. The most common recordable injuries related to trips, slips and falls, contact with objects, and caught-between incidents.
- The rate of total recordable occupational illnesses (TROIF) was unchanged from FY2025, with musculoskeletal illnesses remaining the most commonly reported occupational illnesses.

+ For more information, including detail on occupational illnesses and coal mine dust lung disease cases, refer to the **BHP ESG Standards and Databook 2026** at bhp.com/ESGSD2026

+ For more information on the presentation of sustainability-related data refer to **OFR 9.1**

During FY2026 we took targeted actions, to strengthen leadership presence in the field and continued to build momentum through our Global Field Leadership program.

We also held our first Global Safety Week. The initiative reinforced our focus on safety leadership, site-based risk management and integration with BOS, while providing an opportunity for our workforce to reflect on critical risks and share learnings.

Technology continued to play an increasingly important role in supporting risk identification and control management. We are focused on the use of technology to help us solve for ongoing risk exposures that rely on human-dependent controls as the last line of defence, and in FY2026 we continued to adopt and scale technology-enabled safety controls.

Key initiatives included:

- the deployment of vehicle proximity detection systems across selected equipment fleets. We will continue to systematically take a risk-based approach to the deployment of this technology across all our operated assets in FY2027 to further reduce risk around pedestrian and vehicle interactions
- the introduction of AI-enabled mobile solutions designed to simplify hazard reporting, improve access to safety information and support the early identification of risks. These included a voice-to-text hazard reporting app available in Spanish and English to expand reporting accessibility and risk visibility and the 'Ask Safety' GenAI chatbot to quickly connect and aggregate field leadership data

High potential injury frequency (HPIF)

Per million hours worked[2]

FY2026	0.07
FY2025	0.09
FY2024	0.11
FY2023	0.18
FY2022	0.14

↘ 27% on FY2025

Fatalities
FY2026: 0
FY2025: 0

Employees	0.01[1]
Contractors	0.02[1]

Total recordable injury frequency (TRIF)

Per million hours worked[2]

FY2026	4.5
FY2025	4.5
FY2024	4.8
FY2023	4.4
FY2022	4.1

Employees	1.06[1]
Contractors	0.82[1]

Total recordable occupational illness frequency (TROIF)

Per million hours worked[2]

FY2026	3.0
FY2025	3.0
FY2024	2.7
FY2023	3.1
FY2022	2.5

Employees	5.08[2]
Contractors	1.75[2]

1. Frequency rate based on number of employee or contractor injuries (either high potential injuries (HPIs) or total recordable injuries (TRIs)) per 200,000 hours worked.
2. Frequency rate based on combined total number of employee and contractor injuries/illnesses (either HPIs, TRIs or occupational recordable illnesses (ORIs)) per 1 million hours worked.

6 BHP Annual Report 2026 2 Why BHP A stronger, more resilient BHP Our purpose To bring people and resources together to build a better world Our strategy We will responsibly manage the most resilient long-term portfolio of assets, in highly attractive commodities and will grow value through being excellent at operations, discovering and developing resources, acquiring the right assets and options, and capital allocation. Through our differentiated approach to social value, we will be a trusted partner who creates value for stakeholders. Our values Set the tone for our culture, a unique part of our competitive advantage. They are a declaration of what we stand for. They guide our decision-making, reinforce our culture and ensure our people deliver on our purpose. Do what’s right A sustainable future starts with safety and integrity, building trust with those around us. Seek better ways Listening to learn and inspiring challenge is how we drive progress. Make a difference The accountability to act, create value and have impact is on each of us, every day.

Operating and Financial Review Sustainability Report Governance BHP’s value proposition is clear and we are well positioned to lift our performance and growth to the next level. We produce commodities essential to global development and modern life, which we expect will be in strong demand for decades to come. Our assets are large, long-life and low cost with options to grow. They are part of a portfolio that is deliberately diversified to give us resilience through cycles and exposure to long-term growth. We have significant opportunity to further lift performance in our assets and a clear pathway for growth while maintaining our long-standing commitment to operational excellence and financial discipline. We will do this by further embedding the BHP Operating System (BOS) and using technology as a productivity accelerator. Our scale, diversified portfolio of world-class Tier 1 assets in attractive and durable commodities and exciting copper and potash growth pipeline are compelling. Combined with the quality of our people and culture, our commitment to responsible stewardship and a differentiated focus on social value, they form a formidable platform to continue to create value for our shareholders, now and in the years ahead. Clear strategy, the right commodities BHP has a simple and clear strategy that has proven successful.1 We are the world’s largest copper producer.2 We produced around 2 million tonnes (Mt) of copper in FY2026 for the second year running as global copper prices hit record levels and supply remained constrained. Our copper assets contributed more than half of our Group Underlying EBITDA for the year for the first time in FY2026. As the world continues to electrify, urbanise and digitalise, we expect the strong fundamentals for copper to remain. Copper demand is expected to grow from ~34 Mtpa today to >50 Mtpa by CY2050, driven by traditional economic growth (home building, electrical equipment and household appliances), energy transition (renewables and electric vehicles) and digital (artificial intelligence and data centres). Current expectations are that copper demand associated with investment in data centres could grow around sixfold between CY2024 and CY2050, up to around 3 Mtpa.³ We anticipated and planned for this increase in demand and are working to increase our copper exposure further. We have exciting growth options in copper4 that could help lift our attributable copper equivalent production from our copper business by around 5 per cent a year from FY2027 to FY2035.5 This is growth that we believe will be clear, executable and value accretive. We remained the world’s lowest-cost major iron ore producer6 over the last seven years and are focused on extending our industry-leading cost position at WAIO. We plan to increase production to >305 Mtpa (100 per cent basis) by Q4 FY2028 and sustain this level over the medium term. In periods of high inflation, our leading cost position is a significant competitive advantage as the cost gap between efficient and less efficient producers grows. BMA remains one of the largest suppliers of higher-quality steelmaking coal in the global seaborne market.7 And we are building a significant potash business in Canada,4 with first production expected in mid-CY2027. Potash is an exciting new growth market for us that will further diversify our portfolio, helping make BHP stronger and more resilient. Operational excellence, disciplined capital allocation Our global workforce achieves great results, time and again. We continue to focus on talent development. BOS guides how we work, making improvement central to everyone’s role, enabling our workforce to make BHP better every day. BOS gives us a competitive edge by making continuous improvement part of how we work every day. Through its tools and practices, it strengthens our culture and supports ambitious targets. It helps create better planned, more stable work. Ultimately, BOS shapes how we work together and how we deliver. 1. BHP’s EBITDA margin has averaged >50 per cent for over 25 years; net operating cash flow averaged >US$20 billion a year since FY2010; we have maintained a strong balance sheet with net debt decreasing to US$8.7 billion at 30 June 2026; and we have returned more than US$115 billion to shareholders over the past decade. 2. BHP reported copper production on a consolidated basis for the year ended 30 June 2026 (FY2026) relative to competitor reported copper production data for CY2025 on a consolidated basis compiled from Wood Mackenzie and publicly available information (company reports). Competitors include: Anglo American, Antofagasta, Codelco, Freeport, Glencore, Rio Tinto, Southern Copper, Teck. 3. BHP Insights: How copper will shape our future 4. Represents our current aspiration for BHP group attributable production, and is not intended to be a projection, forecast or production target. Production aspirations include potential increases in production rates, as well as potential production from BHP’s assets and non-operated joint ventures and exploration, and are subject to the completion of technical studies to support Mineral Resource and Ore Reserves estimates, capital allocation, regulatory approvals, market capacity, and, in certain cases, the development of exploration assets, which factors are uncertain. Financial Statements Additional Information 7 Our Capital Allocation Framework (CAF) underpins disciplined capital management by ensuring potential uses of capital compete to maximise value and returns. We continuously seek to unlock additional value from our capital base and assets, announcing agreements in FY2026 to unlock a total of US$6.3 billion of capital through a WAIO power infrastructure agreement and a silver streaming agreement for our share of silver production at the Antamina mine in Peru.8 This combination delivers stable, predictable performance, supporting industry-leading margins, high returns and effective use of our balance sheet and supports more stable and consistent returns for our shareholders. Leveraging BOS and technology to drive productivity We believe we can accelerate our performance by pairing BOS with the faster adoption of technologies such as artificial intelligence (AI) to lift our rate of improvement, unlocking greater safety and productivity. Technology is also integral to how our teams explore, plan, operate and maintain our assets. Together, they can create a compounding effect to enable stronger safety outcomes and accelerating rates of productivity improvement. Continuous improvement of our technology foundations and digital capabilities is key to our strategy. This includes strengthening the reliability, resilience and security of our systems, alongside expanding the use of technologies such as AI, automation and advanced analytics where they can help our teams address practical challenges and opportunities and work more safely. We are supporting our workforce to understand and use these tools effectively in their work, helping us make better decisions, improve reliability and deliver more consistent outcomes while unlocking value across our operations. Differentiated focus on social value A key part of our competitive advantage is our focus on working with others to create a lasting contribution to society. This builds trust and connects us to the resources, partners, investors, talent and markets that drive performance, resilience and growth. Our approach to social value differentiates BHP and creates long-term value for stakeholders, including our shareholders. For more information on social value refer to OFR 9.3 Our business model Exploration and acquisition We seek to add high-quality resources through our exploration activities and early-stage entry and acquisition options. Development and mining We strive to achieve industry-leading performance in safety, operational excellence, project management and allocation of capital. Process and logistics We process and refine ore and seek to safely manage waste. Our objective is to efficiently and sustainably transport our products to customers. Sales, marketing and procurement We maximise value through our centralised marketing and procurement organisations, commercial expertise, understanding of markets, and customer and supplier relationships. Closure and rehabilitation We consider closure and rehabilitation throughout the asset lifecycle to help minimise our impact and optimise post-closure value for all stakeholders and partners. 5. Copper segment CuEq growth from FY2027 to FY2035 is based on BHP’s attributable share of production from BHP’s copper assets and from non-operated joint ventures. Copper equivalent production for this aspiration includes contribution from by-products and is calculated using UBS 2026 long term (real) consensus prices as of May 2026 of US$4.76/lb for copper, US$3,354/oz for gold, US$45/oz for silver and US$82/lb for uranium. 6. C1 cash costs have been restated to include inventory movements. The comparative FY2025 C1 unit cost based on this new methodology would be US$16.16/t. Based on previous methodology, the FY2026 C1 unit cost would be US$18.72/t (FY2025: US$17.29/t). WAIO remains the lowest-cost producer (over seven years) under both methodologies based on BHP internal analysis of WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors (including Fortescue, Rio Tinto and Vale), adjusted for alignment based on publicly available financial information. There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means third-party data may not be comparable with our data. 7. BMA on a 100 per cent basis. Source: Wood Mackenzie 2026 Q2 dataset. 8. Refers to US$4.3 billion realised by completing the Antamina silver streaming transaction and a US$2 billion agreement entered into with Global Infrastructure Partners (GIP) in relation to BHP’s share of WAIO’s inland power consumption.

8 BHP Annual Report 2026

Where we operate

Copper Iron ore Coal Potash Nickel


London
Gurgaon
Shanghai
Tokyo
Manila
Kuala Lumpur
Singapore
Western Australia Iron Ore
Western Australia Nickel
Perth
Copper South Australia
Adelaide
BHP Mitsubishi Alliance
Brisbane
NSW Energy Coal
Melbourne
Vancouver
Saskatoon
Jansen
Toronto
Washington
Denver
Resolution Copper
Tucson
Antamina
Lima
Samarco
Iquique
Antofagasta
Pampa Norte
Escondida
Belo Horizonte
Vicuña
Santiago
BHP principal office location
Non-operated joint venture

We are a leading global resources company.

Total payments to governments[1] (US$)

$12.4bn

Global total


$5.5bn
$239m
$43m
$6.6bn

Total economic contribution[2] (US$)

$50.8bn

Global total


$13.8bn
$3.6bn
$2.2bn
$31.2bn

No. of employees and contractors[3]

84,309

Global total


30,892
5,362
3,801
44,254

Payments to suppliers[4] (US$)

$26.0bn

Global total


$7.3bn
$2.6bn
$2.0bn
$14.1bn

Australia Canada
Chile Rest of the world

1. Includes global income taxes, royalty-related income taxes, royalties and other payments to governments.
2. For more information refer to the BHP Economic Contribution Report 2026 available at bhp.com/ECR2026
3. Based on a 'point in time' snapshot of employees as at 30 June 2026, including employees on extended absence. Contractor data was collected from internal organisation systems and averaged for a 10-month period, July 2025 to April 2026.
4. Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis.

Operating and Financial Review Sustainability Report Governance 3 Strong growth outlook BHP is well placed to capitalise on changes shaping our world. Growing our leading position in copper We are the world’s largest copper producer.1 We are advancing significant copper growth options. We estimate these growth options could increase our attributable copper production to ~2 Mtpa (~2.5 Mtpa in copper equivalent (CuEq) production) by FY2035, an increase of around 40 per cent on current attributable copper production levels.2 This represents copper equivalent growth from our copper business of an average 5 per cent a year between FY2027 and FY2035.² This is an exciting position to be in. We see solid fundamentals underpinning the copper price in the decades ahead. We continue to expect global copper demand to grow to over 50 million tonnes by CY2050 through traditional economic growth, the energy transition, and AI-driven data centre demand.3 We also see a looming global copper supply challenge, as existing copper mines age and with the pipeline of potential projects less healthy than in previous cycles. Escondida: We are advancing the Escondida New Concentrator, the centrepiece of the growth program at Escondida, the world’s biggest copper mine. In March 2026, we submitted the Environmental Impact Declaration and a final investment decision for the new concentrator is expected in CY2027 or CY2028. This new concentrator, which will replace the existing Los Colorados concentrator, is expected to deliver copper production at Escondida of 230–270 kilotonnes per annum (ktpa) between CY2031 and CY2032 from increased ore throughput and improved recoveries from the use of new technology and reagents, and will have a higher production capacity than the existing Los Colorados concentrator. Copper South Australia: In South Australia, we are progressing a number of projects that have the potential to increase copper production to ~500 ktpa (~770 ktpa CuEq) in the first phase and contribute to our strategy to deliver up to 650 ktpa copper production (~1 Mtpa CuEq) from our 100 per cent-owned Copper SA in the second phase.4 Vicuña: This non-operated joint venture with Canada’s Lundin Mining along the Argentina-Chile border is being developed using a staged approach. Vicuña remains on track for a potential Stage 1 final investment decision as early as end of CY2026, with the potential to produce ~200 ktpa copper (~300 ktpa CuEq) on a 100 per cent basis.5 Resolution Copper: In the United States, Resolution Copper, a non-operated joint venture between Rio Tinto (55 per cent and operator) and BHP (45 per cent), completed a land exchange in Arizona. BHP declared an ASX Mineral Resource for Resolution of 1.86 billion tonnes at 1.52 per cent copper in its Mineral Resources and Ore Reserves statement for the first time in FY2026, representing one of the largest untapped, high-grade copper resources in the world, with the potential to become a significant copper producer in North America.6 Other: To maintain exposure to future copper opportunities, we have invested in Faraday Copper Corp to support the development by Faraday of a new copper hub in Arizona. Spence also signed a Memorandum of Understanding (MoU) with Sierra Gorda SCM to explore commercial collaboration opportunities aimed at improving the efficiency and long-term competitiveness of these two adjacent operations. First potash production on track for mid-CY2027 Once ramped up our Jansen potash project in Canada is expected to be a world-class, low-cost potash producer. Stage 1 of our Jansen potash project in Canada is 84 per cent complete and on track for first production in mid-CY2027. Jansen has the potential to operate for more than 60 years and will establish BHP in a new commodity that is essential to food security. Potash demand drivers and key customer markets are different from our other commodities. This means prices are less correlated, increasing diversification and driving even more stability in earnings and cash flow generation for the BHP asset portfolio. WAIO: growing production, lowering costs WAIO is already the world’s lowest-cost major iron ore producer, a position it has maintained for the past seven years. We plan to increase production to >305 Mtpa (100 per cent basis) by Q4 FY2028 and sustain this level over the medium term through a range of low-capital, high-returning projects. These include the sixth car dumper (CD6) sanctioned in August 2025, uplifting rail capacity through reduced cycle times, increasing autonomous haulage and driving further productivity improvements across the supply chain through the BHP Operating System. Our cost leadership at WAIO delivers around US$10 per tonne more free cash flow than our next closest major Pilbara competitor. Financial Statements Additional Information 9 Embracing the technology of the future BHP Ventures BHP Ventures is our dedicated venture capital unit. It invests in companies developing game-changing technologies with the potential to make BHP’s global operations safer, more productive and more sustainable. Investments in FY2026 included technologies advancing robotics and AI, and mineral processing technologies. Through our investments, we aim to accelerate the development of technology – such as early-stage processing technologies – to benefit not only our business and value chain, but that of our broader industry. BHP Invent BHP Invent discovers, tests and accelerates emerging technologies to deployment readiness, helping us deliver the commodities the world needs through new approaches to ore body knowledge, mining, processing, leaching and tailings. During the year, we accelerated a range of technologies that aim to increase copper recovery through processing, aim to accelerate assessment of complex ore bodies through advanced sensors and data analytics, and aim to improve mine safety through advanced underground systems and ventilation innovations. Key technologies have received endorsement for future implementation by the asset and have progressed to asset designs, flowsheets and life of asset plans for future deployment on site. Growth through exploration, focused on copper Greenfield exploration Our greenfield exploration is focused on the discovery of material new copper resources. In FY2026, we continued to strengthen our exploration portfolio through advancing existing projects and selectively expanding into new regions that meet clear value thresholds. Our efforts spanned early-stage greenfield exploration, strategic alliances, expansion of our Xplor accelerator program and value uplift of existing assets. We advanced greenfield exploration activities in Australia, Botswana, Canada, Norway, Peru, Serbia and the United States and have supported value uplift of existing assets in Chile and the United States. BHP Xplor Through Xplor, our equity-free partnership program, we are working with explorers and technology providers to accelerate novel ideas in mineral exploration. Xplor extends BHP’s reach into emerging concepts and in turn shares the benefits of BHP’s expert network with our partners. To date, Xplor has supported 31 companies, with several companies advancing to longer-term commercial arrangements – demonstrating a clear pathway from concept to partnership. The FY2026 cohort consisted of 10 participants across exploration, data and technology, and represented our most diverse cohort to date. Exploration expenditure Our total metals exploration and resource assessment expenditure was US$408 million in FY2026, a 3 per cent increase on FY2025, and includes greenfield expenditure of US$132 million, a 10 per cent decrease from FY2025. Commentary in this section refers to greenfield exploration only. 1. BHP reported copper production on a consolidated basis for the year ended 30 June 2026 (FY2026) relative to competitor reported copper production data for CY2025 on a consolidated basis compiled from Wood Mackenzie and publicly available information (company reports). Competitors include: Anglo American, Antofagasta, Codelco, Freeport, Glencore, Rio Tinto, Southern Copper, Teck. 2. Copper segment CuEq growth from FY2027 to FY2035 is based on BHP’s attributable share of production from BHP’s copper assets and from non-operated joint ventures. Copper equivalent production for this aspiration includes contribution from by-products and is calculated using UBS 2026 long term (real) consensus prices as of May 2026 of US$4.76/lb for copper, US$3,354/oz for gold, US$45/oz for silver and US$82/lb for uranium. 3. BHP Insights: how copper will shape our future – September 2024. 4. Represents our current aspiration for Copper South Australia attributable copper production, and is not intended to be a projection, forecast or production target. Refer to Note 2 above for assumptions and qualifications, which apply to this aspiration. Copper equivalent production for this aspiration includes contribution from by-products and is calculated using UBS long term consensus prices as of May 2026 of US$4.76/lb for copper, US$3,354/oz for gold, US$45/oz for silver and US$82/lb for uranium. 5. CuEq calculation based on the potential Stage 1 production and commodity prices disclosed in the Vicuña Integrated Technical Report 2026: Copper US$4.60/lb, gold US$3,300/oz, silver US$40/oz. Refer to Note 2 above for other assumptions and qualifications, which apply to this aspiration. 6. For more information refer to Additional information 6 ‘Mineral Resources and Ore Reserves’.

10 BHP Annual Report 2026

4 Our assets

4.1 Copper

Escondida

Ownership

BHP 57.5%, Rio Tinto 30%, JECO Corporation 10%, JECO 2 Ltd 2.5%

Overview

Located in the Atacama Desert in northern Chile, Escondida is a leading producer of copper concentrate and cathodes, with by-products including gold and silver. Escondida's two open-cut pits feed three concentrator plants and two leaching operations.

Key developments in FY2026

During FY2026, Escondida celebrated 35 years since the beginning of its operations in 1991.

Copper production decreased 3 per cent to 1,261 kilotonnes (kt) (FY2025: 1,305 kt) due to planned lower concentrator feed grade of 0.90 per cent (FY2025: 1.02 per cent). This was partially offset by continued strong operational performance and productivity improvements, with record material mined and record concentrator throughput, as well as improved recoveries driven by operational enhancements, including the introduction of new reagents. Cathode production increased, supported by higher Full SaL recoveries and improved operational performance, enabling additional sulphide leach pad irrigation.

During FY2026, Escondida continued to make positive progress on the optimised Escondida Growth Program. In September 2025, the Antofagasta Environmental Evaluation Committee approved the Environmental Impact Declaration (DIA) for the Laguna Seca Expansion, enabling early infrastructure development. In March 2026, the DIA permit for the Escondida New Concentrator, the centrepiece of the growth program, was submitted. The new concentrator is expected to require an investment of between US$5.4 and US$6.3 billion to deliver between 230 and 270 ktpa of copper production capacity, more than offsetting the existing production capacity of the current Los Colorados plant which it will replace. Subject to approval of the DIA permit, the project will progress towards an expected final investment decision (FID) in CY2027–2028, with potential first production between CY2031–2032.

We continue to study various leaching technologies, with each at different stages of evaluation.

Production guidance for FY2027 remains unchanged between 1,000 and 1,100 kt. Concentrator feed grade for FY2027 is expected to be ~0.70 per cent.

Pampa Norte

Ownership

BHP 100%

Overview

Pampa Norte comprises two open-cut mines in the Atacama Desert in northern Chile – Spence and Cerro Colorado. Spence produces copper cathodes and copper concentrate, with by-products including gold, silver and molybdenum. Cerro Colorado produced copper cathodes until it entered temporary care and maintenance in December 2023.

Key developments in FY2026

Spence copper production decreased 21 per cent to 213 kt due to ongoing challenges with ore complexity at the concentrator, and the planned decline in stacked feed grade at the cathode plant, as we progress deeper into the hypogene mineralisation of the ore body. The Spence Concentrator Upgrade Recovery project, which upgrades the flotation circuit to increase residence time and improve recoveries, was sanctioned in June 2026, with first production expected during FY2028. Once commissioned, we expect the project will allow us to more effectively manage Spence's ore complexity and variability. The Spence Chalcopyrite Leaching project was also sanctioned in June 2026, which includes the implementation of BHP's sulphide leaching technology, Simple Approach to Leaching 2, to enable processing of hypogene ores and utilise latent capacity in the cathode infrastructure, with first production expected in CY2028.

Production at Spence for FY2027 is expected to be between 210 and 230 kt, as Spence continues to manage ore variability via blending at the concentrator before the concentrator upgrade comes online in FY2028.


Escondida and Pampa Norte
Chile
Bolivia
Existing operations
Township
Cerro Colorado
Iquique
Pica
Pacific Ocean
CHILE
BOLIVIA
Tocopilla
Calama
Spence
Mejillones
Antofagasta
ARGENTINA
Minera Escondida

Cerro Colorado which remains in care and maintenance, submitted an Environmental Impact Assessment (EIA) in June 2026, setting out a plan to restart operations and extend the mine life for an additional 20 years through upgrading existing infrastructure and developing a sustainable water solution. The project aims to leverage existing resources and proven BHP chloride leaching technology to produce copper cathodes.

Copper South Australia

Ownership

BHP 100%

Overview

Located in South Australia's Gawler Craton region, Copper South Australia comprises the Olympic Dam, Carrapateena and Prominent Hill underground mining and surface operations, and the Oak Dam exploration project.

Olympic Dam has integrated crushing, grinding, concentrating, smelting and refining operations, and produces copper cathode, gold and silver bullion, and uranium oxide concentrate. Carrapateena and Prominent Hill use underground mining and surface grinding and concentrating methods to produce copper concentrate, with gold and silver by-products. Oak Dam is a greenfield copper deposit with a copper and gold mineral resource, with potential silver and uranium, located between Carrapateena and Olympic Dam.

Key developments in FY2026

Copper South Australia achieved production of 321 kt of payable copper (FY2025: 316 kt), gold production of 393 thousand troy ounces (ktoz) (FY2025: 361 ktoz) and 3.6 kt of uranium (FY2025: 3.2 kt).

Production increased due to strong operational performance, including record material mined and ore milled, as well as the weather-related power outage in the prior period which impacted FY2025 production. Olympic Dam achieved a 20-year copper production record, while Prominent Hill benefited from higher feed grades. Carrapateena achieved record material mined and milled, which partially offset the impact of planned lower grades.


Copper South Australia
South Australia
Existing operations
Project
Transmission line
Prominent Hill
~180km
Olympic Dam
~180km
Oak Dam
Carrapateena

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 11

By-product production volumes were also strong with record gold production, including record refined gold at Olympic Dam, capitalising on strong gold prices, while uranium production also increased 16 per cent. At Prominent Hill, commissioning commenced on the Operations Expansion project (PHOX), which remains on track for first production in the second half of FY2027 and is expected to extend mine life into the mid-2040s. At Carrapateena, the decline to the base of the block cave was completed, a key milestone in our plan to expand Carrapateena operations up to 12 million tonnes per annum (Mtpa). Block cave ramp-up is scheduled to commence in FY2030. At Olympic Dam, progress continued on the Southern Mining Area Decline with lateral development commencing during the year. The project is expected to unlock up to 2.5 Mtpa of additional vertical capacity and remains on track for completion in the second half of FY2028.

Progress also continued across the broader growth program, with a design and supply contract awarded to China Nerin Engineering for key processing facilities associated with the Smelter and Refinery Expansion. At Oak Dam, exploration activities advanced in parallel with government approvals for the twin underground access declines.

Production for FY2027 is expected to be 290–320 kt, reflecting planned anode inventory build ahead of smelter maintenance scheduled for the first half of FY2028 and the impact of an unplanned conveyor belt failure at Carrapateena in July 2026.

Non-operated joint ventures

Antamina

Ownership

BHP 33.75%, Glencore 33.75%, Teck 22.5%, Mitsubishi 10%

Overview

Antamina, located in north central Peru, is a large, low-cost, open-cut copper and zinc mine with by-products including molybdenum and silver. It is independently operated by Compañia Minera Antamina S.A.

Key developments in FY2026

Copper production increased 27 per cent to a financial year record of 152 kt, as a result of higher feed grades and improved operational performance. Zinc production decreased 11 per cent to 96 kt, primarily due to lower feed grades.

During FY2026, BHP completed a long-term silver streaming agreement with Wheaton Precious Metals International Ltd. relating to BHP's share of silver production from Antamina. Under the agreement, BHP received upfront consideration of US$4.3 billion. In exchange, BHP will deliver silver to Wheaton calculated by reference to BHP's share of silver produced at Antamina, with settlement via metal credits and no physical delivery of silver. Antamina is not a party to the agreement. The agreement does not affect BHP's shareholder rights, obligations under the joint venture arrangements, existing customer agreements, or exposure to copper, zinc and lead production from its share of Antamina.

Production for FY2027 is expected to be between 120 and 140 kt for copper and between 35 and 55 kt for zinc due to planned lower feed grades.

Resolution Copper

Ownership

Rio Tinto 55%, BHP 45%

Overview

Resolution Copper, in Arizona, US, contains a Mineral Resource of 1.86 billion tonnes at 1.52 per cent copper, representing one of the largest untapped, high-grade copper resources in the world, with the potential to become a significant copper producer in North America. Resolution Copper is operated by Rio Tinto.

Key developments in FY2026

Resolution Copper progressed engineering and permitting activities during FY2026.

During the period, a key milestone was achieved, with the completion of a land exchange (LEX) with the US Government. Mandated by federal law, the LEX secured land critical for the project in exchange for environmentally sensitive and culturally important land owned by Resolution Copper, which was transferred to the US Government. This milestone enables the next phase of technical work and development planning. The LEX remains subject to ongoing litigation which is not currently impacting ongoing technical work. The Resolution Copper Project is also required to obtain state and local permits.

As technical studies and permitting activities advance, Resolution Copper remains committed to engaging with Native American Tribes and other stakeholders to create shared value and long-term benefits.


Antamina
Huari Province, Ancash, Peru
Existing operations
Township
Port
Pipeline
Huari
Huaraz
San Marcos
Antamina mine
Huarmey
Punta Lobitos
Lima


Resolution Copper
Arizona, USA
Existing operations
Township
Notable landmarks
Highway
East Clear Creek
Tangle Creek
Cave Creek
Turkey Creek
Phoenix
Oak Flat
Resolution Copper
Dripping Springs
Mt Graham
Mt Lemmon
Tucson
Mica Mountain
Kitt Peak
USA
Appleton Ranch
MEXICO

Vicuña

Ownership

BHP 50%, Lundin Mining 50%

Overview

Vicuña is advancing the opportunity for a staged development of the Josemaria and Filo del Sol deposits as an integrated project located along the border of San Juan province, Argentina and the Atacama region of Chile. It is independently operated by Vicuña Corp, a Canadian-incorporated joint venture company.

Key developments in FY2026

In February 2026, Vicuña released a Technical Assessment Report (including an updated mineral resource estimate) on the integrated Vicuña project, comprising Josemaria and Filo del Sol. The report reinforced the scale of the resource and the opportunity to develop a top global copper, gold and silver producing asset.

Vicuña continues to advance work to enable the development of the project in stages, designed to optimise capital, manage risk, generate early cash flow and maximise long-term district value. Development of Stage 1, with initial production from the Josemaria deposit, would set up the district for later development of the Filo del Sol deposit in Stages 2 and 3.

An update to the Josemaria Environmental Impact Declaration (DIA) was approved by the San Juan authorities in March 2026. In June 2026, Vicuña received approval for the inclusion of the Josemaria and Filo del Sol deposits to Argentina's Incentive Regime for Large Investments (RIGI) under the Long-Term Strategic Export Projects designation (PEELP).

12 BHP Annual Report 2026

4 Assets continued

Vicuña is the first mining project to be granted the RIGI PEELP status providing the project with significant economic benefits and fiscal certainty for up to 40 years.

Vicuña remains on track for a potential Stage 1 final investment decision as early as end of CY2026.


Vicuña
CHILE
Copiapó
Candelaria
Maricunga
Fiambalá
Belén
Tinogasta
ARGENTINA
Caserones
Aimogasta
Josemaria
Filo del Sol
Vicuña JV
Villa Unión
Nonogasta
Veladero
El Indio
San José de Jáchal
Chile
Argentina
Vicuña JV deposits
Operating mines
Past-producing mines
Township
Road infrastructure

4.2 Iron ore

Western Australia Iron Ore

Ownership

Western Australia Iron Ore (WAIO) BHP ownership: 85% for the four main joint ventures (JVs): Mt Newman JV, Yandi JV, Mt Goldsworthy JV and Jimblebar JV (the JVs are unincorporated, except Jimblebar JV); and 65% for POSMAC, which sells its ore to Mt Goldsworthy JV.

Overview

WAIO is an integrated system of four processing hubs and five open-cut operational mines in the Pilbara region of northern Western Australia. It owns and operates more than 1,000 kilometres of rail infrastructure and two port facilities.

WAIO's ore reserves are developed through integrated mining hubs connected to the mines and satellite orebodies by conveyors or spur lines. This approach seeks to maximise the value of installed infrastructure by using the same processing plant and rail infrastructure for several orebodies.

Ore is crushed, beneficiated (where necessary) and blended at the processing hubs – Mt Newman (which has our beneficiation plant), Yandi (which will process Ministers North in the future), Mining Area C (our largest operating iron ore hub, processing ore from Area C and South Flank) and Jimblebar – to create lump and fines products. These products are then transported along the Port Hedland–Mt Newman rail line to the Finucane Island and Nelson Point port facilities at Port Hedland.

Key developments in FY2026

WAIO delivered record production as a result of strong operational performance across the supply chain. WAIO achieved record material mined (up 6 per cent), with South Flank exceeding annual nameplate capacity. A drawdown of inventory at the Central Pilbara Hub (South Flank and Mining Area C) supported record volumes and provided value chain resilience. At port, Car Dumper (CD) performance improved following the completion of the Car Dumper 3 (CD3) rebuild in Q1 FY2026 (4.3 Mt impact, 100 per cent basis), which alongside the planned reduction in tie-in activity on the multi-year Rail Technology Program (RTP1) and combined with operational improvements across the rail network, generated increased efficiency, record inflow and record shipments (100 per cent basis).

In June 2026, the execution of the Ministers North project was approved for an investment of ~US$0.9 billion (100 per cent basis). Ministers North is a high-grade Brockman ore deposit and is expected to deliver


Western Australia Iron Ore
Western Australia
Existing operations
Project
Non-operational mines
Township
Port
Rail
Port Hedland
Finucane Island
Nelson Point
South Hedland
Goldsworthy Rail Line
Goldsworthy
Yarrie
Karratha
Marble Bar
Great Northern Highway
Port Hedland – Newman Rail Line
Chichester Deviation
Karijini National Park
Yandi
Ministers North
Mining Area C
South Flank
Newman East
Orebody 18
Jimblebar
Newman West
Newman

~20 Mtpa once ramped up, supporting sustained production of >305 Mtpa (100 per cent basis). The project is expected to generate attractive returns of >30 per cent as a result of utilising existing Yandi infrastructure. First ore is expected in FY2029.

Production for FY2027 is expected to be between 253 and 264 Mt (286 and 298 Mt on a 100 per cent basis) and includes the renewal of Car Dumper 4 in the first half of FY2027.

Non-operated joint venture

Samarco

Ownership

BHP 50%, Vale 50%

Overview

Samarco comprises an open-cut mine and three concentrators in Minas Gerais, Brazil and four pellet plants and a port in Anchieta, Espírito Santo, Brazil. Three 400-kilometre pipelines connect the mine to the pelletising facilities. Samarco is independently operated by Samarco Mineração S.A.

Operations were suspended in November 2015 following the Fundão dam failure. Since resuming in December 2020, Samarco has implemented enhanced tailings management practices, enabling operation without a conventional tailings dam. Samarco has pursued a safe and sustainable phased restart. The third phase, approved by the Samarco Board in November 2025, is expected to increase production capacity to 100 per cent, targeting an annual production of approximately 26 Mtpa (100 per cent basis) by CY2029.

+ For more information on the Fundão dam failure and response refer to Additional information 8


Samarco
Minas Gerais, Espírito Santo, Brazil
Existing operations
Township
1st pipeline
2nd pipeline
3rd pipeline
Pipeline 2 operational; pipelines 1 and 3 non-operational
Belo Horizonte (Main offices)
Nova Era – Antônio Dias (Guilman-Amorim hydroelectric plant)
Mining Lease
Vitória (Sales office)
Mariana – Ouro Preto (Germano operational unit)
Muniz Freire (Muniz Freire hydroelectric plant)
Anchieta (Operational unit and ocean terminal at Ponta Ubu)

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 13

Key developments in FY2026

Production (iron ore pellets and ore fines) increased 25 per cent to 7.8 Mt (BHP share) due to better than planned concentrator performance.

Production for FY2027 is expected to be between 7.5 and 8.0 Mt (BHP share).

Samarco continued the decommissioning of its upstream tailings dam structures in accordance with Brazilian legislation. Decommissioning of the Germano Main dam progressed as planned and remains on track for completion in FY2027. These structures continue to be certified as stable by independent third parties and are compliant with local stability and monitoring requirements. Samarco also maintained compliance with the Global Industry Standard on Tailings Management (GISTM).

Samarco is continuing broader studies to review solutions to operate without tailings dams beyond FY2030.

4.3 Coal

Steelmaking coal

BHP Mitsubishi Alliance

Ownership

BHP 50%, Mitsubishi 50%

Overview

BHP Mitsubishi Alliance (BMA) operates five steelmaking coal mines in the Bowen Basin, Queensland – Goonyella Riverside, Broadmeadow, Peak Downs, Saraji and Caval Ridge. The mines are open cut, except for the Broadmeadow underground longwall operation. BMA has access to infrastructure including a multi-user rail network and owns and operates its own coal-loading terminal at Hay Point, near Mackay.

Based on customer requirements, coal from different coal seams is blended to meet required quality specifications then washed at processing plants on site at Goonyella Riverside (which also processes Broadmeadow coal), Saraji, Peak Downs and Caval Ridge.

Key developments in FY2026

Production increased with strong operational performance at the open-cut operations, delivering the highest stripping volumes in five years. Improved wet weather operating performance enabled BMA to partially mitigate the impacts of higher-than-average rainfall including Tropical Cyclone Koji, weather-related mine sequencing impacts on yield, and ongoing geotechnical challenges at the Broadmeadow underground mine. BMA also increased raw coal inventory levels by around 30 per cent, reflecting the focus on strengthening supply chain stability and resilience. In December 2025, Saraji South mine was placed into a period of care and maintenance.

Production for FY2027 is expected to be between 18.5 and 20.5 Mt (37 and 41 Mt on a 100 per cent basis), weighted to the second half.


BHP Mitsubishi Alliance
Queensland, Australia
Existing operations
Township
BMA Terminal
Rail
Bowen
Collinsville
Goonyella Riverside
Broadmeadow
Mackay
BMA Hay Point Coal Terminal
Moranbah
Caval Ridge
Peak Downs
Saraji
Dysart

Energy coal

New South Wales Energy Coal

Ownership

BHP 100%

Overview

New South Wales Energy Coal (NSWEC) comprises the Mt Arthur Coal open-cut energy coal mine in the Hunter Valley. It has access to infrastructure in the Hunter Region, including a multi-user rail network and coal loading terminal access at the Port of Newcastle through Newcastle Coal Infrastructure Group (BHP ownership: 28 per cent) and Port Waratah Coal Services.

We have approval to continue mining at NSWEC until the end of FY2030. This will allow time to work with our people and the local community on an equitable change and transition approach, balancing business, community and regulatory needs and expectations.

Key developments in FY2026

NSWEC FY2026 production of 16.36 Mt exceeded the top end of the external guidance range of 14–16 Mt, assisted by increased bypass coal due to mine sequencing. This was further supported by mining lower strip ratio areas as we continue to progress our plan to cease mining at the Mt Arthur Coal mine in June 2030.

Progressive rehabilitation of the site continues, in parallel with land use studies to consider options for future use of parts of the site and infrastructure after mining by BHP ceases. In November 2025, the Federal Net Zero Economy Authority announced funding for a mine land and infrastructure re-use pilot project at the Mt Arthur Coal mine, delivered in partnership with the New South Wales State Government, and the local Muswellbrook Shire Council, to progress approval pathways required to repurpose land and realise future employment opportunities. Technical and related studies are ongoing with third parties to explore a potential pumped hydro energy storage opportunity that could be progressed by others.

Production for FY2027 is expected to be between 14 and 16 Mt.


New South Wales Energy Coal
Gunnedah
Tamworth
NSW, Australia
Existing operations
Township
Port
Rail
Quirindi
Muswellbrook
Mt Arthur
Singleton
Maitland
Cessnock
Newcastle

14 BHP Annual Report 2026

4 Assets continued

4.4 Nickel

Western Australia Nickel

Ownership

BHP 100%

Overview

Western Australia Nickel comprises Nickel West and the West Musgrave project. It transitioned into temporary suspension at the end of the first half of FY2025 following oversupply in the global nickel market.

Western Australia Nickel holds the majority of tenements hosting nickel sulphide mineral resources in the Agnew-Wiluna belt, Western Australia. The Nickel West asset consists of open-cut and underground mines, concentrators, and a smelter and refinery for downstream processing. The West Musgrave project is a greenfield nickel and copper project located in the West Musgrave Ranges of Western Australia. Project construction has been temporarily suspended at ~30 per cent completion.

Key developments in FY2026

We intend to review the decision to temporarily suspend Western Australia Nickel by February 2027. As part of this review, BHP is assessing the potential divestment of the Western Australia Nickel assets. Any decision to divest will be subject to an assessment against other options, including continuing temporary suspension, restart or closure.

During the review process, BHP continues to support the workforce with a people first approach; ensure the ongoing safety and integrity of the mines and related infrastructure; work closely with Traditional Owners, governments and suppliers, and invest in local communities via the A$20 million Community Fund established in 2024; and invest in exploration to extend the resource life of Western Australia Nickel and preserve optionality.


Western Australia Nickel
Western Australia
Existing operations
Township
Port
Highway
Newman
Mt Keith
Cliffs
Leinster
West Musgrave
Geraldton
Mt Keith Satellite (Yakabindie)
Kalgoorlie Smelter
Kambalda Concentrator
Perth
Fremantle
Kwinana Refinery
Ravensthorpe
Albany

4.5 Potash

Jansen potash project

Ownership

BHP 100%

Overview

The Jansen potash project is located about 140 kilometres east of Saskatoon, Saskatchewan, Canada. Jansen's large resource is being developed in stages, with Jansen Stage 1 (JS1) expected to produce 4.15 Mt of potash per annum once fully ramped up, while Jansen Stage 2 (JS2) is expected to produce an additional 4.36 Mtpa. Combined output from the Jansen potash project is expected to be 8.5 Mtpa once JS1 and JS2 are fully ramped up. There are further potential brownfield expansions of up to 8 Mtpa.

Jansen is a world-class asset and is expected to have operating costs at the low end of the cost curve when fully ramped up. BHP holds mineral leases covering around 8,600 square kilometres in the Saskatchewan potash basin.

Key developments in FY2026

JS1 was 84 per cent complete as at 30 June 2026. During FY2026, we progressed underground and surface construction activities, including structural, mechanical and electrical works across key facilities.

In January 2026, BHP completed a detailed review of JS1's cost and schedule estimates and confirmed that the total investment estimate for JS1 has increased to US$8.4 billion (including contingencies) from the preliminary updated estimated range of US$7.0 billion to US$7.4 billion (including contingencies) announced in July 2025, reflecting inflationary and real cost escalation pressures, design development, scope changes and lower productivity outcomes. BHP has implemented a response plan to address cost and schedule risks for JS1 which has improved productivity, strengthened project management and enhanced oversight of execution contracts. This plan is supporting sustained efficiency gains in the delivery of JS1 to completion with first production on track for mid-CY2027.

JS2 was 16 per cent complete as at 30 June 2026, with progress driven by engineering, procurement activities and civil works.

During FY2026, BHP completed a detailed review of cost and schedule estimates for JS2. Total investment for JS2 is estimated to be approximately US$6.9 billion (including contingencies), reflecting a US$2.0 billion increase from our previous investment cost estimate of US$4.9 billion when JS2 was approved in October 2023. As a result of higher-than-expected capital intensity for the Jansen potash project, including Stages 1 and 2 and potential future expansions, a non-cash impairment charge of US$2.3 billion (before and after tax) has been recognised in FY2026.

+ Refer to Financial Statements note 3 and 13 for further information

First production from JS2 is expected in late FY2031, following the previously announced extension of execution timing.


Jansen potash project
Saskatchewan, Canada
Jansen potash project
Township
BHP mineral rights
Wolverine
Burr
Saskatoon
Asquith
Jansen
Young
Boulder
Holdfast
Melville
Regina
Regina

Operating and Financial Review Sustainability Report Governance Chief Financial Officer’s review Dear Shareholders, I am pleased to report on BHP’s FY2026 financial results. It has been another strong year for your company. Our deliberately diversified portfolio achieved sector-leading profit margins1 and significantly higher cash flow. This allowed us to deliver healthy shareholder returns and invest in future growth. We continued to drive operational excellence across our world-class assets. We maintained strong cost discipline and applied financial rigour in our decision-making through our Capital Allocation Framework (CAF). This combination enabled us to capture the benefits of higher commodity prices through the year – particularly the record prices in copper. Your Board has determined a final dividend of 99 US cents. Together with the dividend of 73 US cents at the half year, this will bring the total dividend distribution to 172 US cents a share, equivalent to US$8.7 billion, the highest in four years. Our payout ratio of 66 per cent is above our minimum 50 per cent set under the CAF as we continue to balance investment in growth with consistent shareholder returns. Cash generation a highlight Cash generation was particularly strong in FY2026, with free cash flow 83 per cent higher at US$9.8 billion. Our underlying EBITDA was US$33 billion, up 27 per cent and at a margin of almost 60 per cent. This was supported by a record 70 per cent margin at our copper business. As a sign of BHP’s resilience and stability, we have now produced an average margin of over 50 per cent for well over two decades. Strong cost control was a significant driver of these results. Despite headwinds such as inflation and higher diesel prices, our unit costs were on average 6 per cent lower across our major assets. This is testament to our strong cost management and operational consistency, which is underpinned by the growing maturity of our BHP Operating System. We continued to take an active approach to capital management, securing US$4.3 billion during the year from the Antamina silver streaming agreement. This illustrates the additional value that can be unlocked from our portfolio in an innovative and disciplined way. We have realised a further US$2 billion in FY2027 from a transaction linked to BHP’s share of WAIO’s power consumption and see potential to unlock up to an additional ~US$3.5 billion through active capital portfolio and asset management. Based on our strong operational cash flows and the unlocking of US$4.3 billion of undervalued capital, the health of our balance sheet is strong. Net debt was below US$9 billion by year end, more than US$4 billion lower than a year earlier. This is a little below our US$10 billion to US$20 billion target range showing we have plenty of room to fund our exciting growth programs around the globe. Strong performances across all major commodities Our copper business generated a record US$18 billion of EBITDA in FY2026, more than half the Group total for the first time. This was supported by a US$4.5 billion revenue contribution from by-products from our copper production such as gold, silver and uranium, a 45 per cent increase on FY2025. This important revenue stream helped significantly reduce the cost of copper production at our Escondida and Copper South Australia operations. A key feature of our copper growth program is that we expect it to be self-funding.³ We are already the world’s biggest copper producer, and these assets generate significant cash flows that we expect will more than fund all capital needs into the mid-2030s.” 1. BHP underlying EBITDA margin (excluding third party products). Peer data compiled from publicly available information (e.g. company reports). Peers include: Anglo American, Glencore (excl. Marketing), Rio Tinto, Vale. 2. Represents our current aspiration for BHP Group attributable copper equivalent production, and not intended to be a projection, forecast or production target. Refer to Note 2 in OFR 3 Strong growth outlook for more information. 3. At consensus prices Financial Statements Additional Information 15 WAIO achieved record production and remained the world’s lowest-cost major iron ore producer, and in steelmaking coal, BMA continued to improve performance, with production up 10 per cent over the last two years, and the highest stripping volumes in five years. Funding our exciting growth program, centred on copper The strength of our operational performance – and the free cash flow it generated – supported our capital expenditure and exploration program, which reached US$10.3 billion in the year. We now expect capex of around US$11 billion per year, on average, over the medium term, with more than a half of this allocated to copper growth projects. When you add on our expected investment commitments in copper non-operated joint ventures Vicuña and Resolution, the bulk of our growth spend is now copper-focused. We expect this exciting copper growth program will deliver copper equivalent production growth of an average 5 per cent2 a year between FY2027 and FY2035. A key feature of our copper growth program is that we expect it to be self-funding.3 We are already the world’s biggest copper producer, and these assets generate significant cash flows that we expect will more than fund all capital needs into the mid-2030s. This gives us confidence we can deliver multiple copper growth projects at the same time. With continued robust cash flow from our iron ore business, it gives us even more flexibility to fund growth, keep our balance sheet strong and return cash to shareholders. Our economic contribution is important BHP generates important activity in the countries, regions and communities where we operate. Our economic contribution totalled US$50.8 billion globally in FY2026. This includes payments to suppliers, wages to our global workforce, taxes, royalties and other payments to governments, and dividends to shareholders. We remain one of the largest corporate taxpayers in both Australia and Chile. In Australia, we paid US$6.6 billion to governments during the year, while in Chile, we made US$5.5 billion in government payments. In total, payments to governments globally reached US$12.4 billion in FY2026. Our global adjusted corporate tax rate was 36.5 per cent. Once royalties are included, this increases to 42.9 per cent. We are proud of the contribution BHP makes to the world around us. Well positioned to deliver value As we look to the future, the strength of our balance sheet puts us in a good position to fund the significant pipeline of growth we have ahead and have attractive shareholder returns. Our continued focus on operational excellence and financial discipline allows us to do so. This is a strong position to be in. I believe BHP can continue to deliver value for you well into the future. Thank you. Vandita Pant Chief Financial Officer

16 BHP Annual Report 2026

5 Financial review

5.1 Group overview

We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We publish our Consolidated Financial Statements in US dollars. All Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement information below has been derived from audited Consolidated Financial Statements.

+ For more information refer to **Financial Statements**

We use various non-IFRS financial information to reflect our underlying performance. Non-IFRS financial information is not defined or specified under the requirements of IFRS, however is derived from the Group's Consolidated Financial Statements prepared in accordance with IFRS. Non-IFRS financial information is consistent with how management reviews financial performance of the Group with the Board and the investment community. OFR 8 'Non-IFRS financial information' includes our non-IFRS financial information and OFR 8.1 'Definition and calculation of non-IFRS financial information' outlines why we believe non-IFRS financial information is useful and the relevant calculation methodology. We believe non-IFRS financial information provides useful information, however it should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company's profitability, liquidity or financial position.

5.2 Key performance indicators

Our key performance indicators (KPIs) enable us to measure our development and financial performance. These KPIs are used to assess performance of our people throughout the Group.

+ For information on our approach to performance and reward refer to **Remuneration Report**

+ For information on our overall approach to executive remuneration, including remuneration policies and remuneration outcomes refer to **Remuneration Report**

Summary of financial measures

Year ended 30 June US$M	2026	2025
Consolidated Income Statement (Financial Statements 1.1)		
Revenue	58,760	51,262
Profit/(loss) after taxation	13,026	11,143
Profit/(loss) after taxation attributable to BHP shareholders	9,833	9,019
Dividends per ordinary share – paid during the period (US cents)	133.0	124.0
Dividends per ordinary share – determined in respect of the period (US cents)	172.0	110.0
Basic earnings/(loss) per ordinary share (US cents)	193.6	177.8
Consolidated Balance Sheet (Financial Statements 1.3)		
Total assets	121,387	108,790
Net assets	56,321	52,218
Consolidated Cash Flow Statement (Financial Statements 1.4)		
Net operating cash flows	21,778	18,692
Capital and exploration and evaluation expenditure	10,257	9,794
Other financial information (OFR 8)		
Net debt	8,694	12,924
Underlying attributable profit	13,204	10,157
Underlying EBITDA	32,947	25,978
Underlying basic earnings per share (US cents)	260.0	200.2
Underlying return on capital employed (per cent)	26.1	20.6

Underlying attributable profit[1,3]
US$ billion


25
20
15
10
5
0
23.8
13.4
13.7
10.2
13.2
FY2022 FY2023 FY2024 FY2025 FY2026

Underlying EBITDA[2,3]
US$ billion


50
40
30
20
10
0
40.6
28.0
29.0
26.0
32.9
FY2022 FY2023 FY2024 FY2025 FY2026

Net operating cash flows[1]
US$ billion


35
28
21
14
7
0
32.2
18.7
20.7
18.7
21.8
FY2022 FY2023 FY2024 FY2025 FY2026

Underlying return on capital employed[1,3]
Per cent


50
40
30
20
10
0
48.7
28.8
27.2
20.6
26.1
FY2022 FY2023 FY2024 FY2025 FY2026

1. Includes data for Continuing and Discontinued operations for the financial years being reported.
2. Excludes data from Discontinued operations for the financial years being reported.
3. For more information on non-IFRS financial information refer to OFR 8.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 17

Reconciling our financial results to our key performance indicators

	Profit			Earnings		Cash		Returns		
Measure			**US$M**		**US$M**		**US$M**			**US$M**
	Profit after taxation		13,026	Profit after taxation	13,026	Net operating cash flows	21,778	Profit after taxation		13,026
Made up of	Profit after taxation			Profit after taxation		Cash generated by the Group's consolidated operations, after dividends received, interest, proceeds and settlements of cash management related instruments, taxation and royalty-related taxation. It excludes cash flows relating to investing and financing activities.		Profit after taxation		
Adjusted for	Exceptional items before taxation	3,371		Exceptional items before taxation	3,371			Exceptional items after taxation		3,371
	Tax effect of exceptional items	–		Tax effect of exceptional items	–			Net finance costs excluding exceptional items		855
	Exceptional items after tax attributable to non-controlling interests	–		Depreciation and amortisation excluding exceptional items	6,201			Income tax expense on net finance costs		(259)
	Exceptional items attributable to BHP shareholders		3,371	Impairments of property, plant and equipment, financial assets and intangibles excluding exceptional items	106			Profit after taxation excluding net finance costs and exceptional items		16,993
	Profit after taxation attributable to non-controlling interests		(3,193)	Net finance costs excluding exceptional items	855			Net assets at the beginning of the period	52,218	
				Taxation expense excluding exceptional items	9,388			Net debt at the beginning of the period	12,924	
								Capital employed at the beginning of the period		65,142
								Net assets at the end of the period	56,321	
								Net debt at the end of the period	8,694	
								Capital employed at the end of the period		65,015
								Average capital employed		65,079
To reach our KPIs	**Underlying attributable profit**		**13,204**	**Underlying EBITDA**	**32,947**	**Net operating cash flows**	**21,778**	**Underlying return on capital employed**		**26.1%**
Why do we use it?	Underlying attributable profit allows the comparability of underlying financial performance by excluding the impacts of exceptional items.			Underlying EBITDA is used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). It is a measure that management uses internally to assess the performance of the Group's segments and make decisions on the allocation of resources.		Net operating cash flows provide insights into how we are managing costs and increasing productivity across BHP.		Underlying return on capital employed is an indicator of the Group's capital efficiency. It is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.		

5.3 Financial results

The following table provides more information on the revenue and expenses of the Group in FY2026.

Year ended 30 June	2026 US$M	2025 US$M	2024 US$M
Revenue[1]	58,760	51,262	55,658
Other income	514	368	1,285
Expenses excluding net finance costs	(35,979)	(32,319)	(36,750)
Profit/(loss) from equity accounted investments, related impairments and expenses	574	153	(2,656)
Profit from operations	23,869	19,464	17,537
Net finance costs	(1,455)	(1,111)	(1,489)
Total taxation expense	(9,388)	(7,210)	(6,447)
Profit after taxation	13,026	11,143	9,601
Attributable to non-controlling interests	3,193	2,124	1,704
Attributable to BHP shareholders	9,833	9,019	7,897

1. Includes the sale of third-party products.

18 BHP Annual Report 2026

5 Financial review continued

Profit after taxation attributable to BHP shareholders of US$9.8 billion includes an exceptional loss of US$3.4 billion and compares to US$9.0 billion, including an exceptional loss of US$1.1 billion in the prior period. The FY2026 exceptional loss comprises a US$2.3 billion impairment charge related to the Jansen project and US$1.1 billion relating to Samarco dam failure impacts.

The FY2025 exceptional loss comprised US$0.9 billion relating to Samarco dam failure impacts and US$0.2 billion associated with the transition of Western Australia Nickel (WAN) into temporary suspension.

+ For more information on Exceptional items refer to Financial Statements note 3 'Exceptional items'

Revenue of US$58.8 billion increased by US$7.5 billion, or 15 per cent from FY2025. Revenue increased primarily due to higher average realised prices for copper, iron ore and steelmaking coal, partially offset by lower sales volumes at Escondida, driven by planned lower concentrator feed grade, and at Spence, due to ongoing challenges processing complex ore at the concentrator and the planned decline in stacked feed grade at the cathode plant.

+ For information on our average realised prices and production of our commodities refer to OFR 7

Total expenses (excluding net finance costs) increased US$3.7 billion (11 per cent) to US$36.0 billion in FY2026, including a US$2.3 billion Jansen project impairment. Higher third-party commodity purchases (US$1.2 billion) driven by increased copper prices and higher purchase volumes at Antamina, depreciation from newly capitalised assets (US$0.7 billion), and inflationary impacts on wages, salaries and raw materials (US$0.6 billion combined) were the primary drivers. These increases were partially offset by favourable net inventory movements of US$1.5 billion.

Profit from equity accounted investments, related impairments and expenses increased US$0.4 billion to US$0.6 billion, driven by higher copper prices and production at Antamina.

+ For more information on impairment charges refer to Financial Statements note 3 'Exceptional items' and Financial Statements note 13 'Impairment of non-current assets' respectively

Net finance costs of US$1.5 billion increased by US$0.3 billion or 31 per cent from FY2025 primarily due to the impact of inflation on the unwind of discounting expense associated with provisions.

+ For more information on net finance costs refer to Financial Statements note 23 'Net finance costs'

Total taxation expense of US$9.4 billion increased by US$2.2 billion, or 30 per cent from FY2025 primarily reflecting tax on increased profits driven by higher commodity prices.

+ For more information on income tax expense refer to Financial Statements note 6 'Income tax expense'

Principal factors that affect Underlying EBITDA

The following table and commentary describe the impact of the principal factors[1] that affected Underlying EBITDA for FY2026 compared with FY2025.

	US$M	
Year ended 30 June 2025	**25,978**	
Net price impact:		
Change in sales prices	7,710	Higher average realised prices for copper, iron ore and steelmaking coal.
Price-linked costs	(399)	Higher copper, iron ore and coal royalties in line with higher prices.
	7,311	
Change in volumes	(1,167)	Escondida record material mined and concentrator throughput, along with improved recoveries driven by operational enhancements more than offset by lower volumes at Escondida, Spence and Copper SA, primarily due to planned grade decline and ongoing challenges with processing complex ore at Spence. Partially offset by higher volumes at NSWEC as a result of increased bypass coal due to mine sequencing and BMA strong operational performance at open-cut operations delivering the highest stripping volumes in five years and improved wet weather operating performance. WAIO delivered record production as a result of strong operational performance across the supply chain.
Change in controllable cash costs		
Operating cash costs	1,118	Escondida, Spence and Copper SA lower costs driven by inventory movements due to timing of shipments. Lower Escondida costs also reflect non-recurrence of one-off labour-related costs in FY2025. WAIO costs were lower due to net favourable inventory movements primarily driven by strong operational performance at the mines, partially offset by a drawdown of inventory at the Central Pilbara Hub. BMA and NSWEC costs were lower due to favourable net inventory movements reflecting continued focus on strengthening supply chain stability at BMA and prior period impacts of reduced truck availability and unfavourable weather conditions at NSWEC.
Exploration and business development	73	
	1,191	
Change in other costs:		
Exchange rates	(798)	Impact of movements in the Australian dollar and Chilean peso against the US dollar.
Inflation on costs	(675)	Impact of inflation on the Group's cost base.
Fuel, energy, and consumable price movements	(209)	Predominantly higher diesel prices.
Non-cash	96	Higher stripping capitalisation at Escondida reflecting phase of mine plan.
	(1,586)	
Change in other:		
Asset sales	100	
Ceased and sold operations	476	Primarily driven by transition of WAN into temporary suspension in December 2024.
Other	644	Includes higher profits from Antamina driven by increased copper prices.
Year ended 30 June 2026	**32,947**	

1. For information on the method of calculation of the principal factors that affect Underlying EBITDA, refer to OFR 8.2.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 19

Cash flow

The following table provides a summary of the Consolidated Cash Flow Statement contained in Financial Statements 1.4, excluding the impact of foreign currency exchange rate changes on cash and cash equivalents.

Year ended 30 June	2026 US$M	2025 US$M	2024 US$M
Net operating cash flows	21,778	18,692	20,665
Net investing cash flows	(12,011)	(13,350)	(8,762)
Net financing cash flows	(3,280)	(5,971)	(11,669)
Net increase/(decrease) in cash and cash equivalents	6,487	(629)	234

Net operating cash inflows of US$21.8 billion increased by US$3.1 billion. This is primarily due to higher average realised copper, iron ore and steelmaking coal prices generating higher profits, partially offset by unfavourable foreign exchange movements, inflationary impacts on the Group's cost base and working capital movements across the Group.

Net investing cash outflows of US$12.0 billion decreased by US$1.3 billion. This decrease is primarily due to the non-recurrence of the US$2.1 billion FY2025 acquisition of a 50 per cent share in the Vicuña joint venture, partially offset by higher capital expenditure of US$0.5 billion and proceeds on the divestment of Carajás of US$0.2 billion.

For more information on the acquisition of Vicuña refer to **Financial Statements note 29 'Investments accounted for using the equity method'**

Net financing cash outflows of US$3.3 billion decreased by US$2.7 billion reflecting proceeds of US$4.3 billion from the Antamina silver streaming agreement with Wheaton Precious Metals International Ltd, partially offset by higher dividends paid of US$0.8 billion, and higher repayments of interest bearing liabilities of US$0.7 billion.

For more information refer to **Financial Statements note 21 'Net debt'**

Underlying return on capital employed (ROCE) of 26.1 per cent increased by 5.5 percentage points (FY2025: 6.6 percentage point decrease) primarily due to the increase in profit after taxation excluding net finance costs and exceptional items of US$4.3 billion, which was mostly driven by higher realised commodity prices during FY2026. This was partially offset by higher average capital employed.

For more information on **ROCE** refer to **OFR 8**

5.4 Debt and sources of liquidity

Our policies on debt and liquidity management have the following objectives:

- a strong balance sheet through the cycle
- diversification of funding sources
- maintain borrowings and excess cash predominantly in US dollars

Interest bearing liabilities, net debt and gearing

At the end of FY2026, Interest bearing liabilities were US$27.1 billion (FY2025: US$24.5 billion) and Cash and cash equivalents were US$18.5 billion (FY2025: US$11.9 billion), with Net debt of US$8.7 billion (FY2025: US$12.9 billion). The decrease in Net debt of US$4.2 billion is primarily due to US$21.8 billion operating cash flows combined with US$4.3 billion proceeds from streaming arrangements, partially offset by US$10.3 billion capital and exploration expenditure, US$9.1 billion of dividend payments and US$2.0 billion of Samarco settlement obligation payments. Gearing, which is the ratio of Net debt to Net debt plus Net assets, was 13.4 per cent at 30 June 2026, compared with 19.8 per cent at 30 June 2025.

For more information on Net debt and gearing refer to **Financial Statements note 21 'Net debt'** and **OFR 8**

Gross debt increased by US$2.6 billion to US$27.1 billion as at 30 June 2026. The increase reflects the issuance of €1.4 billion Euro bonds in August 2025 and US$1.5 billion US bonds in September 2025 as well as entering a US$850 million five-year bank loan in January 2026, offset by the repayment of US$1.0 billion of 4.875 per cent USD senior notes that matured in February 2026 and US$323 million of 6.42 per cent USD senior notes that matured in March 2026.

At the subsidiary level, Escondida repaid US$40 million of debt.

20 BHP Annual Report 2026

5 Financial review continued

The following table expands on the net debt, to provide more information on the cash and non-cash movements in FY2026.

Year ended 30 June	2026 US$M	2025 US$M
Net debt at the beginning of the period	(12,924)	(9,120)
Net operating cash flows	21,778	18,692
Net investing cash flows	(12,011)	(13,350)
Net financing cash flows	(3,280)	(5,971)
Net increase/(decrease) in cash and cash equivalents	6,487	(629)
Carrying value of interest bearing liability net proceeds	(1,594)	(2,454)
Carrying value of debt related instruments settlements	22	147
Carrying value of cash management related instruments proceeds	(96)	(195)
Fair value change on hedged loans[1]	367	(263)
Fair value change on hedged derivatives[1]	(292)	290
Foreign currency exchange rate changes on cash and cash equivalents	152	24
Lease additions (excluding leases associated with index-linked freight contracts)	(638)	(547)
Other	(178)	(177)
Non-cash movements	(589)	(673)
Net debt at the end of the period	(8,694)	(12,924)

1. The Group hedges against the volatility in both exchange and interest rates on debt, and also exchange rates on cash, with associated movements in derivatives reported in Other financial assets/liabilities as effective hedged derivatives (cross currency and interest rate swaps), in accordance with accounting standards. For more information refer to Financial Statements note 24 'Financial risk management'.

Funding sources

In August 2025, the Group issued two tranches of EUR bonds comprising €800 million 3.18 per cent bonds due CY2031 and €600 million 3.643 per cent bonds due CY2035. The EUR bonds were issued by BHP Billiton Finance Limited, a wholly-owned finance subsidiary of BHP Group Limited, and are fully and unconditionally guaranteed by BHP Group Limited.

In September 2025, the Group issued two tranches of USD bonds comprising US$500 million 5.00 per cent bonds due CY2036 and US$1.0 billion 5.750 per cent bonds due CY2055. The USD bonds were issued by BHP Billiton Finance (USA) Limited, a wholly-owned finance subsidiary of BHP Group Limited, and are fully and unconditionally guaranteed by BHP Group Limited.

In January 2026, the Group entered into a US$850 million five-year term loan. The borrower is BHP Billiton Finance Limited, a wholly-owned subsidiary of BHP Group Limited, and is fully and unconditionally guaranteed by BHP Group Limited.

Our Group-level borrowing facilities are not subject to financial covenants. Certain specific financing facilities in relation to specific assets are the subject of financial covenants that vary from facility to facility, but this would be considered normal for such facilities.

In addition to the Group's uncommitted debt issuance programs, we hold the following committed standby facility:

	Facility available 2026 US$M	Drawn 2026 US$M	Undrawn 2026 US$M	Facility available 2025 US$M	Drawn 2025 US$M	Undrawn 2025 US$M
Revolving credit facility[1]	5,500	–	5,500	5,500	–	5,500
Total financing facility	5,500	–	5,500	5,500	–	5,500

1. During the year we completed a one-year extension of the facility which is now due to mature on 10 July 2031. The Group's committed US$5.5 billion revolving credit facility operates as a back-stop to the Group's uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2026, US$ nil commercial paper was drawn (FY2025: US$ nil), therefore US$5.5 billion of committed facility was available to use (FY2025: US$5.5 billion). A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margin is typical for a credit facility extended to a company with the Group's credit rating.

+ For more information on the maturity profile of our debt obligations and details of our standby and support agreements refer to **Financial Statements note 24 'Financial risk management'**

+ Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and commitments under leases at 30 June 2026 is provided in **Financial Statements note 11 'Property, plant and equipment'**, **Financial Statements note 22 'Leases'** and **Financial Statements note 32 'Contingent liabilities'**, respectively

In our opinion, working capital is sufficient for our present requirements. The Group's Moody's credit rating has remained at A1/P-1 outlook stable (long-term/short-term). The Group's Fitch credit rating has remained at A/F1 outlook stable (long-term/short-term). Credit ratings are forward-looking opinions on credit risk. Moody's and Fitch's credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any credit rating should be evaluated independently of any other information.

Dividends

Our dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit (Continuing operations) at every reporting period. The minimum dividend payment for the second half of FY2026 was US$0.69 per share. The Board determined to pay an additional amount of US$0.30 per share, taking the final dividend to US$0.99 per share (US$5.0 billion). In total, cash dividends of US$8.7 billion (US$1.72 per share) have been determined for FY2026.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 21

6 Risk

How we manage risk

Risk management helps us to protect and create value. It's central to the achievement of our purpose and strategic objectives.

We believe that effective risk management requires a consolidated view of BHP's full exposure. We therefore apply a single framework (known as the Risk Framework) to all risks and opportunities[1]. This supports the prioritisation of activity across our business. For more information about BHP's risk management governance structure, refer to the Corporate Governance Statement.

Our Risk Framework[2]

Risk governance

Board
- Reviews and monitors the effectiveness of the Group's systems of financial and non-financial risk management and internal control
- Approves risk appetite and reviews risk appetite performance on an annual basis
- Reviews strategic and emerging risks on an annual basis

Risk and Audit Committee (RAC) and Sustainability Committee
- Assist the Board with risk management oversight
- Review BHP's priority and other relevant material risks, and risk management and risk appetite performance, at least twice annually

Challenges and holds management to account

Shares information for oversight and approvals

Executive Leadership Team
- Maintains oversight of the Group's risk environment and performance
- Monitors capability and resources maintained to effectively manage risks

Risk team
- Defines and governs the Risk Framework
- Led by our Chief Risk and Audit Officer

Risk approach

BHP uses the '**three lines model**' to define the role of different teams across the organisation in managing risk.

Risk appetite

Our risk appetite is approved by the Board and provides qualitative guidance to management on risk taking in pursuit of our strategy – what we encourage, discourage and do not tolerate – with associated quantitative metrics to support monitoring. It informs the design of our risk process and is integrated into investment and planning processes.

First line

Our people are required to follow standards and use the risk process to identify, own and manage risk within their day-to-day activities.

Risk process

Our risk process is embedded in business activities by setting out the steps everyone across BHP is required to take to manage risks:
- **Identify** risks and opportunities.
- **Assess** potential impacts and likelihood using internationally-recognised techniques, to enable us to determine which are material to BHP.
- **Treat** each material risk using preventative and mitigating controls. Controls are also implemented to enable or enhance material opportunities.
- **Monitor and review** material risks and critical controls at least annually to evaluate performance. Additional governance and oversight applies for material risks that are outside our target level of risk.
- **Communicate** each material risk using BHP's risk management system to support management and oversight.

Second line

Our Functional teams and Centres of Excellence are responsible for setting standards, building capability, providing oversight and driving improvement.

Risk architecture

Our risk architecture helps classify the universe of risks to which BHP is exposed. It uses categories to organise and support management of our material risks. These are aligned with BHP's structure, linking certain types of risks with our Functional teams and Centres of Excellence to support appropriate organisational oversight.

Key risk indicators (KRIs)

We assign KRIs to certain risk categories that are considered a priority to BHP given their importance or potential outcomes, to help monitor performance. This supports decision-making and oversight by providing management and the Board with information about financial and non-financial risk exposure at a Group level.

Third line

Our Internal Audit team provide independent and objective assurance to the Board over the effectiveness of Group-wide governance, risk management and internal control processes (including risk culture).

Our Internal Audit team is also led by our Chief Risk and Audit Officer. Independence of our Internal Audit team is maintained through appropriate safeguards.

Risk intelligence

Risk reporting

Our Risk team and other teams provide the Board, RAC, Sustainability Committee and senior management with insights on risk management across BHP – these include reports that cover:
- Risk appetite
- Strategic and emerging risks
- Priority and other relevant material risks

The Board, RAC and Sustainability Committee also receive reports from other teams to support the Board to review and monitor the effectiveness of BHP's systems of financial and non-financial risk management. Examples of these include:
- Internal Audit reports
- Sustainability reports, compliance reports and the Chief Executive Officer's report

Risk insights dashboard

We maintain a risk insights dashboard designed to provide current, data-driven and actionable risk intelligence to our people at all levels of the business to support decision-making.

Risk culture

Our approach to risk management is underpinned by our risk culture, which supports decision-making in line with BHP's values, objectives and risk appetite. We use a common foundation across BHP to develop the tools and capabilities needed to understand, monitor and manage our risk culture. This includes undertaking risk culture assessments as part of our internal audit program.

1. We do not manage risks and opportunities for non-operated joint ventures, as they are independently managed and operated. However, we do oversee and manage the financial, legal and reputational risks to BHP related to its investments in non-operated joint ventures.
2. The design of our Risk Framework is informed by the International Standard for Risk Management (ISO 31000:2018). Consistent with this International Standard, our mandatory minimum performance requirements for risk management and associated tools refer to 'risk' as comprising, and addressing, both threats and opportunities; however, for better clarity in this OFR, we use the term 'risks' to refer only to 'threats' (as distinct from opportunities) and refer expressly to opportunities where appropriate.

22 BHP Annual Report 2026 6 Risk continued Risk factors Our risk factors are described below and may occur as a result of our activities globally. The activities of our non-operated joint ventures, third parties engaged by BHP and stakeholders through our value chain may also give rise to financial, legal and reputational risks to BHP. These risks, individually or collectively, could threaten our strategy, business model, future performance, solvency or liquidity and reputation. They could also materially and adversely affect the health and safety of our people or members of the public, the environment, communities, or the interests of our partners and stakeholders, which could in each case lead to litigation, regulatory investigations or enforcement actions (including class actions or actions arising from contractual, legacy or other liabilities associated with divested assets), or a loss of partner, stakeholder and/or investor confidence. References to ‘financial performance’ include our share price, financial condition and liquidity, which may be adversely affected by factors such as decreased profitability or increased operating costs, capital allocation, remediation costs or contingent liabilities, or insufficient insurance coverage. We group our risk factors under three risk themes: operational risks, strategic risks and sustainability-related risks. Some risk factors disclosed in our FY2025 Annual Report have been reframed to align with these themes, while our previous risk factors on low-carbon transition and business resilience are now discussed throughout other risk factors to better reflect their interconnectivity with BHP’s broader risk profile. The potential risks, impacts to BHP and management’s approach for each risk factor below are described at a high level only. The potential opportunities for our risk themes are also not exhaustive. BHP may also be exposed to risks that we currently believe to be immaterial, or which are newly developing or changing such that there is not enough information to assess their materiality or applicability to our business, in each case which may materially affect our business if they occur. BHP does not manage non-operated joint ventures or third parties, but remains exposed to risks from the activities of those parties. BHP seeks to oversee and manage the financial, legal and reputational risks to BHP related to its investments in non-operated joint ventures and relationships with third parties. Operational risks Operational risks encompass risks associated with events that may impede operational continuity, undermine our business resilience or result in significant adverse safety or other impacts to our people, communities, the environment or our ability to generate returns. Managing operational risks is essential to sustaining safe, reliable and resilient operations across our global portfolio and delivering on our strategy. FY2026 insights During FY2026, our overall exposure to operational risks remained broadly stable, excluding risks stemming from elevated geopolitical risk factors. External conditions have elevated certain risk settings, including the evolving cybersecurity threat landscape which continues to increase, and risks associated with the conflicts in the Middle East, including the potential for disruptions to supply chains. These and other operational risks continue to influence operational risk complexity and inform our management approach. Potential opportunities The management of operational risks also presents opportunities to strengthen our business’ resilience, stakeholder trust, talent attraction and access to capital. Further investments in automation, predictive analytics and advanced cybersecurity solutions may help to reduce our people’s exposure to higher-risk activities and enhance productivity. Our focus on innovation and collaboration across industry standards supports safer operations and improved reliability. Risk factor: Operational events Our activities inherently involve a broad range of operational event risks that may harm our people and assets, communities, other stakeholders and/or the environment. Effective management of operational event risks is critical to maintaining operational continuity and performance, and our licence to operate. Potential risks Transportation events (such as aircraft, vehicle, rail, vessel, shipping or other incidents) during the movement of our people, supplies or products. These events and any resulting spillages or hydrocarbon releases could occur in (or result in greater impact if they occur in) areas of cultural significance or remote and environmentally sensitive areas (including waterways), such as those in Australia, South America, Asia, the United States and Canada. Unplanned fire or explosion events on the surface or underground. Geotechnical instability events, such as failures of underground excavations, large wall instabilities in open-pit mines, or interactions between mining activities and community infrastructure or natural systems. This includes at our operated and legacy mine sites and projects in Australia, Chile, the United States and Canada. Hazardous materials containment failures, or other occupational or process safety events or workplace exposures. Extreme weather and natural hazards, including intense storms, drought, flooding, landslides, wildfire and other severe weather patterns such as extreme heat or cold that disrupt operational continuity. Many of our assets are located in locations that experience extreme weather. For example, as has been the case in prior years, tropical storms in FY2026 impacted production at BMA and WAIO. Increasing mine complexity, grade variability and dependence on specialised technical expertise, including mining in locations where or using techniques in which we have relatively less experience. These factors may give rise to resource development-related risks, including incorrect resource definitions, suboptimal mine planning and inadequate operational water management, and may be more relevant for mines that have declining grades or require techniques with which we are less familiar.

Operating and Financial Review Sustainability Report Governance Talent attraction and retention challenges, including those associated with an ageing workforce, the remote locations of our operations, declining enrolment in mining-related fields of study and increasing competition for skilled professionals. These factors could reduce our ability to manage operational event risks (and our other risk factors) effectively. Failure by suppliers, contractors, joint venture partners or our non-operated joint ventures and/or their operators to perform existing contracts or obligations (including due to insolvency, supply chain disruptions or other geopolitical or macroeconomic factors), such as construction of large projects or supply of key inputs to our business (for example, consumables for our mining equipment). For example, heightened geopolitical tensions, particularly in the Middle East, have started to impact supply of ammonia, certain construction materials, diesel and aviation fuel. A sharp increase in oil and energy prices and disruptions to global fuel supply chains have resulted in, and may continue to result in, high volatility in global energy markets, concerns about energy supplies and increased potential for government intervention in supply chains. Other natural events (such as earthquakes, tsunamis, solar flares and pandemics) or regional or local adverse events (such as social unrest, strikes, work stoppages, labour disruptions, social activism, terrorism and bomb threats). For example, protected industrial action took place at WAIO during FY2026 following reforms to Australia’s industrial relations framework. Potential impacts to BHP Harm to our or other people, such as serious injuries, loss of income, illness or fatalities. Damage to or loss of infrastructure, equipment and other physical assets, resulting in reduced production or delays. Adverse impacts on communities and Indigenous peoples, including loss of amenities, livelihood or culture. Environmental impacts, such as contamination, habitat loss or other nature-related consequences. Inefficiencies in developing reserves, impacting lifecycle value of our resources. Reduced financial performance, including due to operational delays or stoppages, costs associated with remediation, recovery or regulatory compliance, or compensation. Regulatory enforcement action or litigation. Reputational damage and erosion of stakeholder trust impacting business relationships and our ability to attract and retain talent. Management’s approach We continue to focus on improving our management of operational event risks, including through the planning, design, construction and maintenance of our mines, supported by mandatory minimum performance requirements for safety and risk management. Our approach includes implementing monitoring systems and other technical controls and emergency response protocols, as well as using technology to reduce exposure of our people to high-risk activities. We also collaborate across industry and with technology partners to strengthen resilience and continuously improve operational reliability. Risk factor: Key infrastructure failure We rely on various equipment, infrastructure and transportation routes to support the safe and reliable operation of our assets and the delivery of our products to customers. This includes tailings storage facilities, water and power supply, processing plants, rail networks, ports and other logistics infrastructure, much of which is large scale, long life and, in some cases, shared with third parties. Failure, damage or prolonged unavailability of key infrastructure or transportation routes, including due to ageing assets, operational events, third-party disruption or climate-related physical risk impacts, could result in harm to people and the environment, production and sales disruptions, and increased costs. Additionally, insurance may not be available on commercially reasonable terms or may not fully cover losses from risks to our business, including those posed by our other risk factors. Financial Statements Additional Information 23 Potential risks Failure of a water or tailings storage facility. Failure of our physical fixed plant equipment and infrastructure, including business critical equipment and infrastructure. For example, structural, civil, mechanical or electrical defects may occur due to corrosion, fatigue cracking or other causes and lead to failure of production critical assets including our concentrators, ship loaders, car dumpers and ore reclaimers. Unavailability of shared infrastructure (such as railway lines or ports), equipment, materials or transportation routes, at all or at commercial prices, including due to geopolitical events or operational events experienced by BHP or third parties. For example, a blockage of the Port Hedland channel, which our WAIO asset relies on to deliver iron ore to our customers, may occur due to a grounded vessel. Key infrastructure failure or other events driven by climate-related physical risk impacts. This includes acute risks that are event driven (including increased frequency and/or severity of extreme weather events) and chronic risks resulting from longer-term changes in climate patterns. Climate hazards may include changes in precipitation patterns, water shortages, rising sea levels, increased storm intensity, prolonged extreme temperatures and increased drought, fire and flooding. Potential impacts to BHP Harm to our or other people, such as serious injuries, illness or fatalities. Reduced production or delays, or an inability to deliver our products to our customers. Adverse impacts on communities and Indigenous peoples, including loss of amenities, livelihood or culture. Environmental impacts, such as contamination, habitat loss or other nature-related consequences. Reduced financial performance, including due to costs associated with remediation, recovery or regulatory compliance. Regulatory enforcement action or litigation. Reputational damage and erosion of stakeholder trust impacting business relationships and our ability to attract and retain talent. Management’s approach We focus on preventing and mitigating failures through the planning, design, construction, operation, maintenance and monitoring of key infrastructure, as well as working with third parties to ensure continued access to shared infrastructure and transportation routes. Our approach includes our mandatory minimum performance requirements for asset integrity and water and tailings storage facilities, supported by inspections, technical reviews, audits and other assurance activities, emergency preparedness and response plans, and a framework for business continuity plans. We also incorporate consideration of future climate projections into risks associated with key infrastructure failure through ongoing assessment of climate-related physical risks. For more information on how climate-related physical risks are assessed and our approach to integration into asset design and management refer to Sustainability Report 3 Strategy for managing climate-related risks and opportunities. Risk factor: Cybersecurity Our business and operational processes are increasingly dependent on the technology we use to support delivery of our current and future operational, financial and social objectives. This growing dependence correspondingly elevates BHP’s exposure to cybersecurity risks, which continue to evolve in frequency, scale and sophistication. A cybersecurity incident could lead to loss or disclosure of commercial or personal data, as well as physical safety, infrastructure or environmental impacts, or production or commercial disruptions (for example, due to a cybersecurity incident resulting in malfunction or shutdown of equipment). We have experienced cybersecurity threats in the past and may do so in the future. As our information and operational systems expand, and cybersecurity incidents experienced by businesses globally increase, our exposure to these risks may continue to grow. Some of our partners and suppliers have also experienced cybersecurity incidents, as evidenced by public disclosures, and may continue to experience similar threats in the future, underlining the need for effective cybersecurity resilience across our value chain.

24 BHP Annual Report 2026 6 Risk continued Potential risks Cybersecurity incident on our information or operational technology systems. Cybersecurity incident on our third-party partners and service providers, such as our cloud service providers or vendors with authorised access to our systems. Evolving cybersecurity risks, including the use of artificial intelligence (AI) and machine learning by attackers to enable sophisticated impersonation, phishing, social engineering and deepfake attacks, and risks arising from compromised, misused or autonomous AI systems, including frontier large language models and AI agents. Advanced AI technologies may increase the speed, scale and sophistication of cyber-attacks through the exploitation of previously unknown vulnerabilities and the rapid identification and combination of weaknesses and misconfigurations that are increasingly difficult to predict and detect. Potential impacts to BHP Operational or key infrastructure failure events, including those that result in harm to people or damage to equipment, infrastructure or the environment. Reduced production or commercial disruption, including an inability to process or ship our products. Corruption or loss of system data. Unintended loss or disclosure of commercial or personal information, including market sensitive information or health information. Misappropriation or loss of funds. Reduced financial performance, including due to liability or termination of our contracts with third parties. Government investigations, regulatory enforcement action or litigation (including class actions), and associated fines and penalties. Reputational damage and erosion of stakeholder trust impacting business relationships and our ability to attract and retain talent. Management’s approach We continue to employ measures designed to protect against, detect and respond to cybersecurity incidents. We keep abreast of potential cybersecurity risks and new methodologies to combat them. We regularly assess and update critical cybersecurity controls and their effectiveness in line with the evolving threat landscape. Collaboration with partners, vendors, government agencies and industry groups also supports us to respond to the fast-changing cybersecurity threat landscape. For more information on our operational risks refer to OFR 1, OFR 9.5, OFR 9.10, Sustainability Report and Additional Information 9.8 Strategic risks Strategic risks encompass risks associated with changes in global trade, longer-term economic trends, geopolitical shifts and evolving stakeholder expectations, and influence our ability to position and shape our portfolio. Strategic risks may impact our ability to deliver on our strategy, optimise our portfolio and access key markets. FY2026 insights During FY2026, our exposure to strategic risks increased slightly as our operating environment continued to be shaped by global dynamics. Geopolitical volatility, including US–China trade tensions and escalating conflicts and instability in parts of the Middle East, increased uncertainty across global markets. These dynamics heighten the risk of unilateral sovereign actions, trade and investment restrictions, and policy intervention, reinforcing value-chain vulnerabilities and contributing to commodity price volatility. Tariffs, trade restrictions and weather-related disruptions contributed to market volatility, while evolution of steel and iron ore markets may continue to do so. These factors, as well as energy transition policies, resource security considerations and evolving ESG expectations, continued to influence our portfolio decisions. Potential opportunities The global landscape also presents opportunities and our current portfolio of quality assets in attractive commodities positions us well to capitalise on these. By monitoring macroeconomic, societal, geopolitical, climate and policy developments and trends, we may be able to identify opportunities to execute our strategy in ways that enhance value and provide a competitive advantage. This could include opportunities to strengthen our portfolio, accelerate our growth through organic and inorganic options, exit non-core or declining assets or commodities, reallocate capital, enhance existing or develop new products, enter into new markets or expand our presence in existing markets, or develop strategic partnerships. Risk factor: Portfolio strategy In pursuit of our strategy, we target a portfolio of quality assets in attractive commodities and relevant growth options. We review and adjust our strategy and make changes to our portfolio. Examples of recent portfolio actions include our acquisition of OZ Minerals in FY2023 and the formation of our non-operated joint venture, Vicuña Corp, in FY2025. Our ability to identify shifts in commodity attractiveness, execute timely acquisitions and divestments, and mature organic growth options is critical to pursuing our portfolio strategy, and failure to do so could result in a reduced ability to achieve expected commercial objectives from our assets or investments. Delivery of major projects and growth options is important to our strategy and long-term financial performance. Large projects are complex, capital intensive and often depend on government approvals, partner alignment, long-lead infrastructure and the timely availability of labour, equipment, energy and water. Optimising our portfolio also increasingly relies on our ability to adopt and scale advanced technologies, including AI, automation and lower greenhouse gas (GHG) emissions technologies, to enable accurate insights, efficient use of capital and improved decision-making. Potential risks Failure to identify material external and internal signals early, translate them into strategic insight and adjust our strategy. This includes potential changes in the geopolitical landscape, commodity attractiveness and missed entry or commodity exit opportunities, including as a result of shifts in customer demand, technological change, energy transition dynamics, trade policy or regulatory developments. Commodity price volatility, which has historically been, and may continue to be, subject to significant fluctuation due to global economic and geopolitical factors, including trade restrictions and tariffs, regional unrest, industrial activity, technological change (including new technologies within the steel sector), product substitution, interest rate movements and exchange rate fluctuations. Government intervention in critical mineral markets, driven by national security and supply-chain resilience considerations, such as strategic stockpiling, export controls or state-backed investment, may also distort markets and increase volatility.

Operating and Financial Review Sustainability Report Governance Existing and emerging policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a low-carbon economy. These risks may amplify this and our other risk factors, while the inherent uncertainty of potential societal responses to climate change may create a systemic risk to the global economy and our business. Failure to attract and retain capable talent required for strategy design or execution, including in a competitive global labour market and for specialised skills required for major project delivery. Failure to optimise our portfolio through effective and efficient acquisitions, exploration, large project delivery, mergers, divestments, monetisation transactions or expansion of existing or acquired assets (including due to sub-optimal capital prioritisation), particularly in periods of heightened commodity price volatility, cost inflation or capital market uncertainty and geopolitical tensions. Where our projects and operations are developed and operated through joint ventures or other arrangements with third parties, their success and timing depend on a number of factors that may be outside our control, including our partners’ interests and objectives, financial resources and agreement on major decisions. Failure to achieve expected commercial and related objectives from assets or investments, such as cost savings, increased revenues or improved operational performance (including as a result of inaccurate commodity price assumptions or resources and reserves estimates). This risk could be exacerbated by impacts from factors such as climate-related transition risks (including commercial challenges associated with adopting lower GHG emissions technologies), increased input prices (such as diesel), supply chain disruptions (including as a result of climate-related physical risks), labour shortages or cost increases, inflationary pressures and unfavourable exchange rates. For more information on BHP’s climate-related transition risks refer to Sustainability Report. Failure to meet stakeholder expectations (including in key copper and iron ore regions) that affect long-term access to land, project sequencing, asset life-extension decisions or future growth options. This includes expectations relating to water stewardship, Traditional Owner and Indigenous peoples’ rights, cultural heritage and closure. Failure to deliver major projects and growth options on expected cost, schedule, production, quality or return assumptions. Renegotiation or nullification of permits, inability to secure new permits or approvals, increased royalties (such as the Queensland Government’s increase in coal royalty rates in June 2022), fiscal or monetary policy instability or legislative changes. Industrial relations legislative reforms in Australia, including ‘Same Job, Same Pay’, ‘Secure Jobs, Better Pay’ and related reforms, have increased and may continue to increase labour costs, bargaining activity, union access, compliance obligations and uncertainty for BHP and certain contracting partners. These reforms may affect workforce flexibility, contractor arrangements, enterprise bargaining outcomes, project execution, productivity, operating costs and the risk of protected industrial action or other labour disruption. Partnering with companies that are, or undertake activities that are, misaligned with our values, standards or stakeholder expectations, particularly in circumstances in which we do not operate the asset or have a controlling interest in the venture. Failure to effectively adopt and scale advanced technologies in a timely manner, including AI, automation, decarbonisation solutions and digital platforms. Additionally, AI systems could be deployed or used without appropriate governance or human oversight. These risks could be exacerbated by inadequate investment in infrastructure, quality governed data and skilled talent, as well as evolving regulatory requirements, cybersecurity threats and considerations related to the responsible, secure and ethical deployment of AI (including the potential for workforce disruption and societal dissatisfaction). Failure or outage of business-critical technology systems at an enterprise level or at one or more of our assets, including due to a cybersecurity incident. Such incidents could exacerbate our other risk factors or cause them to occur, including operational and key infrastructure failure events. Potential impacts to BHP Loss of value due to asset impairments or stranded assets. Reduced financial performance, increased cash flow volatility or reduced confidence in our business, limiting our ability to access capital, access other financial products (such as insurance cover), fund growth, execute portfolio changes or pay dividends to investors. Delays or cost overruns in project delivery. Loss of competitive advantage and diminished strategic flexibility. Reduced share price, including due to divestment of our securities. Reputational damage and litigation. Financial Statements Additional Information 25 Management’s approach We continue to develop strategies, processes and frameworks to protect and shape our portfolio and to assist in delivering ongoing returns to shareholders, including through planning and monitoring of internal and external settings, and establishing capital allocation and liquidity frameworks that are designed to enable us to pursue and consider opportunities in new markets. Risk factor: Access to markets Our ability to deliver the commodities we produce to customers worldwide is critical to our business model. As a major supplier of iron ore, copper, coal and other commodities, we are increasingly exposed to a more volatile and fragmented geopolitical environment, reinforcing the need to strengthen supply chain resilience across both inbound and outbound routes. We face heightened risks from duties, tariffs, import and export controls and other trade barriers impacting our products and those of our customers. Shifts in policy or legislation, trade agreements, contractual obligations or geopolitical conditions could disrupt physical and logistical pathways for selling our products into our key customer markets, which in turn could affect our sales volumes or require us to accept lower realised prices. Concentrated customer bases, shifts in geopolitical conditions and the challenges of entering new or more complex regulatory markets can amplify commercial exposure and ultimately impact the financial outcomes of our commodity sales. Potential risks Government actions, including economic sanctions, tariffs or other trade restrictions, imposed by or on countries where we operate or into which we sell or deliver our products. Physical disruptions to the delivery of our products to customers in key markets, including due to the disruption of shipping routes, closure or blockage of ports or land logistics (road or rail), other supply chain disruptions (including those resulting from geopolitical actions and trade policy) or armed conflict. In some cases, physical disruptions may be driven or intensified by weather and climate variability, including as potentially exacerbated or affected by climate change. Our operations are located in remote and environmentally sensitive areas, including in Western Australia and Queensland which may be particularly exposed to climate-related physical risk impacts. Legal or regulatory changes, including new or increased royalties or taxes, government-mandated price caps, port, export or import restrictions or customs requirements, shipping/maritime/transport regulatory changes, restrictions on movements or imposition of quarantines, or changing environmental restrictions or regulations, including measures with respect to carbon-intensive industries or imports. Commercial changes, including changes to the standards, preferences and requirements of customers involving products and contract structures. Failure to meet customer, investor or regulatory expectations relating to responsible sourcing, Indigenous peoples’ rights and labour conditions across supply chains, including those that support our copper, potash and future-facing commodity growth pathways. Geopolitical tensions and volatility, including ongoing conflicts between Russia and Ukraine and in the Middle East. Potential impacts to BHP Reduced sales volumes or lower realised prices for our commodities impacting cash flow and capital allocation, including due to commodity price volatility. Reduced portfolio resilience. Increased operating and logistics costs. Adverse strategic or business planning decisions, resulting in delays in accessing new markets or expanding presence. Reputational damage and erosion of stakeholder confidence. Regulatory enforcement action or litigation. Management’s approach We actively monitor and assess key markets and geopolitical and macroeconomic trends and developments, with the aim of optimising our portfolio and mitigating disruptions to our ability to access key markets. For more information on our strategic risks refer to OFR 2, OFR 3, OFR 9.4, OFR 9.10 and Sustainability Report

26 BHP Annual Report 2026 6 Risk continued Sustainability-related risks Risks associated with our activities that fail to meet stakeholder expectations, resulting in significant adverse impacts on our people, communities, the environment or our business. Sustainability-related risks may also influence or exacerbate our strategic and operational risks, particularly over the medium to long term. FY2026 insights During FY2026, our overall exposure to sustainability-related risks increased. Evolving sustainability related policy, regulatory and legal landscapes across our operating jurisdictions, together with changing stakeholder expectations, continued to shape our risk management approach as we progressed relevant initiatives. These include our 2030 Healthy environment goal and support for the community at New South Wales Energy Coal as we continue to progress our plan to cease mining at the Mt Arthur Coal mine by the end of FY2030. As a global resources company, we also continued to monitor the increased number of sanctions globally to support compliance with applicable laws. Potential opportunities Strong environmental and social performance, stakeholder engagement and ethical conduct may differentiate BHP from competitors, support access to capital and talent, and enhance our ability to operate, grow and partner in the jurisdictions in which we operate. Responsible stewardship of the environment may also strengthen environmental and industry resilience, supporting long-term value creation for our stakeholders. Risk factor: Community and Indigenous peoples The long-term viability of our business is closely connected to the wellbeing and satisfaction of the communities and Indigenous peoples where we have a presence. At any stage of the asset lifecycle, our activities and operations may have or be perceived to have significant adverse impacts on communities, Indigenous peoples, the environment and other stakeholders. In these circumstances, we may fail to meet the evolving expectations of our partners and stakeholders (including investors, governments, employees, suppliers, customers, Indigenous peoples and other community members) whose support is needed to realise our strategy and purpose. Loss of partner or stakeholder support could lead to delays to growth projects, impacts to operational continuity, reputational damage and financial loss. Potential risks – Engaging in or being associated with activities (including through non-operated joint ventures and our value chain, where our ability to influence outcomes may be limited) that have or are perceived to have individual or cumulative adverse impacts on human rights (including the health of community members), Indigenous peoples’ rights, culture, native title, or supply chain or responsible sourcing requirements. This includes adverse impacts on water access, culturally significant landscapes, community safety, access to housing and essential services, or stakeholder trust in consultation or consent processes, including in relation to our long-life assets and growth projects in the Pilbara, South Australia, South America, the US and Canada. – Failure to meet evolving investor, partner or other stakeholder expectations in connection with our alignment with global frameworks and societal goals, our strategic decisions, legal and regulatory obligations, acceptability of mining activities, relationships with Indigenous peoples, community wellbeing and the way we invest in communities or our approach to responsible sourcing requirements, human rights, Indigenous peoples’ rights or cultural heritage priorities. Potential impacts to BHP – Loss of partner or stakeholder support or regulatory approvals, including impacts on our licence to operate. – Reduced production, or increased taxes or regulation. – Delays to, or an inability to progress, exploration activities or growth of other projects. – Reduced financial performance, including due to lower production or increased operating costs. – Regulatory enforcement action or litigation (including class actions). – Adverse impacts to our reputation, ability to attract and retain talent (including Indigenous peoples talent) and ability to access capital. Management’s approach We have adopted community, social value and human rights policies, standards and procedures that guide stakeholder engagement, respect the rights of Indigenous peoples and host communities, and integrate social value into decision-making, with the aim of strengthening social performance, trust and community resilience. Risk factor: Environment At all stages of the asset lifecycle, we depend on and interact with the natural environment. This includes reliance on ecosystem services such as water availability and quality, land condition and broader ecosystem functioning. Our activities may have significant adverse impacts on the environment, including land, water, air, biodiversity and ecosystems. We may also fail to meet increasing, complex and changing regulatory and stakeholder expectations in relation to the management and stewardship of the natural environment. This could lead to loss of partner or stakeholder support or regulatory approvals, adjustments to our business plans or strategy, increased costs (including unanticipated environmental liabilities) and enforcement action or litigation. Environmental impacts may also have consequences for local communities and Indigenous peoples, including impacts on access to, or the condition of, land, water and other environmental values that support livelihoods, cultural practices and community wellbeing. Additionally, climate-related and nature-related risks are interconnected and may amplify one another – for example, where climate impacts intensify pressures on ecosystems, water resources or biodiversity, or where ecosystem degradation reduces resilience to climate variability and extreme events. Potential risks – Engaging in or being associated with activities (including through non-operated joint ventures and our value chain, where our ability to influence outcomes may be limited) that have or are perceived to have individual or cumulative adverse impacts on nature (including land, water, air, biodiversity and ecosystems), ecosystem services or climate change. – Failure to meet evolving investor, partner or other stakeholder expectations in connection with our approach to nature, ecosystem services or climate change. – Failure to adequately account for interactions between climate-related and nature-related risks. – Failure to monitor and adapt to political, regulatory and judicial developments, such as legislation to enact policy positions on climate change or nature-related risk. – Failure to adequately identify or to appropriately manage climate-related physical risks and/or nature-related risks. This includes loss of important biodiversity and/or ecosystems as a result of our operational activities, such as unauthorised clearing of high value vegetation. For more information on BHP’s climate-related physical risks refer to Sustainability Report Potential impacts to BHP – Loss of partner or stakeholder support or regulatory approvals, including impacts on our licence to operate. – Increased uncertainty in relation to our operating context or adjustment to our business plans or strategy (such as land access restrictions, restrictions on access to reserves or resources, or our ability to access new opportunities). – Changes to or increased costs associated with exploration, development, production, closure and rehabilitation of our assets, including modification to mine plans and environmental commitments.

Operating and Financial Review Sustainability Report Governance Reduced financial performance, including due to increased sourcing costs and unanticipated environmental remediation or other legacy liabilities. Regulatory enforcement action or litigation (including class actions). Adverse impacts to our reputation, ability to attract and retain talent and ability to access capital. Management’s approach We have adopted environmental policies, standards and mandatory minimum performance requirements that set out our approach to managing environmental risks across the asset lifecycle, including nature, climate, closure and legacy management, with the aim of strengthening environmental performance and operational resilience over time. Risk factor: Ethics and compliance BHP, our people and our third-party partners and providers (including suppliers) may engage or be alleged to engage in conduct that deviates from the standard required or expected of us. A failure to act ethically or legally may result in a breach of our legal obligations or the expectations of our stakeholders, leading to negative publicity, regulatory enforcement action, litigation or other civil or criminal proceedings. Impacts may be amplified if our senior leaders fail to uphold BHP’s values or address actual or alleged misconduct in a way that is consistent with our commitments or stakeholder expectations. Risks and impacts are also heightened by increasing geopolitical tensions, the complex and continuously evolving legal and regulatory frameworks that apply to the jurisdictions where we operate, and conflicting obligations under different national laws. Potential risks Breach of international standards, laws, regulations or other legal, regulatory, ethical, environmental, governance or compliance obligations, such as external misstatements, inaccurate financial or operational reporting, a breach of data privacy or state sensitive information laws, or a breach of our continuous disclosure obligations. Fraud, corruption, money laundering, market manipulation or misconduct, or anti-competitive behaviour, including in relation to our joint venture operations. Our exposure to this risk may increase as we pursue early-stage options (including for copper growth), new market sourcing strategies and strategic partnerships in jurisdictions where labour rights, Indigenous rights or third-party governance controls are less mature than in our core operating regions. Breach of trade or financial sanctions or export controls (which are complex and subject to rapid change and may potentially result in conflicting obligations), health, safety and environmental laws and regulations, native title and other land rights or tax or royalty obligations. Failure to protect our people from harm (including to mental and physical health) that takes place in connection with their work, such as discrimination or sexual harassment, or other psychosocial hazards. Failure to uphold BHP’s values or address actual or alleged misconduct, including systemic organisational cultural failings. Potential impacts to BHP Reputational damage, including due to negative publicity, investigations and public inquiries. Regulatory enforcement action, litigation or other civil or criminal proceedings, including class actions. Reduced financial performance, including due to damages and costs associated with civil or criminal proceedings, and other forms of compensation or remediation. Increased regulation or adverse impacts to the validity of our tenements or permits. Erosion of our workplace culture, which may adversely affect our ability to attract and retain talent. Management’s approach Our Charter describes our purpose and values and sets the ‘tone from the top’. We seek to design and implement internal policies, standards, systems and processes (including internal investigations) for governance and compliance to support an appropriate culture and prioritise respectful behaviours at BHP. For more information on our sustainability-related risks refer to OFR 9 and Sustainability Report

28 BHP Annual Report 2026

7 Performance by commodity

Management believes the following information presented by commodity provides a meaningful indication of the underlying financial and operating performance of the assets, including equity accounted investments, of each reportable segment. Information relating to assets that are accounted for as equity accounted investments is shown to reflect BHP's share, unless otherwise noted, to provide insight into the drivers of these assets.

For more information as to the statutory determination of our reportable segments, refer to Financial Statements note 1 'Segment reporting'

Unit costs is one of our non-IFRS financial measures used to monitor the performance of our individual assets and is included in the analysis of each reportable segment.

For the definition and method of calculation of our non-IFRS financial measures, including Underlying EBITDA and Unit costs, refer to OFR 8

7.1 Copper

Detailed below is financial and operating information for our Copper assets comparing FY2026 to FY2025.

Year ended 30 June US$M	2026	2025
Revenue	29,031	22,530
Underlying EBITDA	18,187	12,326
Net operating assets	43,469	40,884
Capital expenditure	4,556	4,392
Underlying ROCE	26%	17%
Total copper production (kt)	1,953	2,017
Average realised prices		
Copper (US$/lb)	5.74	4.25
Unit costs		
Escondida (US$/lb)	1.07	1.19
Spence (US$/lb)	2.15	2.07
Copper South Australia (US$/lb)	0.32	1.18

Key drivers of Copper's financial results

Price overview

Spot copper prices on average were 26 per cent higher in FY2026, with the second half of FY2026 experiencing increases of nearly 40 per cent as copper moved to >US$13,000/t (US$5.90/lb). The copper price continues to be supported by strong fundamentals on the demand and supply side, driven by a compelling narrative for copper-intensive sectors, particularly electrification and data centres and the risk of future supply deficits.

Global demand is expected to grow at around 2.8 per cent in CY2026, a little slower than previously expected due to the impact of the Middle East conflict, but at a greater pace than the 2.1 per cent growth experienced in CY2025. Multiple countries have seen copper consumption negatively impacted due to the Middle East conflict, this includes indirect impacts due to the integrated nature of global supply-chains – for example, a lack of gas to heat copper for fabrication, or a lack of plastics for wire insulation. In the United States however, copper demand growth is accelerating as unprecedented investment into data centres boosts requirements for power networks, cabling, and electrical equipment.

Recovery in production from previously disrupted mining operations and new supply additions are expected to lead to solid production growth. However, given the robust demand outlook, the market is likely to remain tight and require additional copper units to remain in balance. These units could be supplied through increased scrap recovery and novel sources, such as pyrites and gold concentrates, while substitution and thrifting act to reduce the quantity of copper required. However, supply risks remain, with further disruptions, the slow development pipeline, grade declines, trade barriers, fragmented scrap supply-chains, and rising scrap collection costs all substantial headwinds.

Copper fundamentals remain attractive. Demand is expected to grow from ~34 Mtpa today to >50 Mtpa by CY2050, driven by traditional economic growth (home building, electrical equipment and household appliances), energy transition (renewables and electric vehicles) and digital (artificial intelligence and data centres). Current expectations are that copper demand associated with investment in data centres could grow around sixfold between 2024 and 2050, up to around 3 Mtpa.

Operational and project development challenges will place upward pressure on industry costs, potentially resulting in a higher and steeper copper cost curve.

Production

Total Copper production for FY2026 decreased by 3 per cent to 1,953 kt.

Escondida production decreased by 3 per cent to 1,261 kt due to planned lower concentrator feed grade of 0.90 per cent (FY2025: 1.02 per cent). This was partially offset by continued strong operational performance and productivity improvements, with record material mined, record concentrator throughput and improved recoveries, driven by operational enhancements, including the introduction of new reagents. Cathode production increased, supported by higher Full SaL recoveries and improved operational performance enabling additional sulphide leach pad irrigation.

Pampa Norte, consisting of Spence and Cerro Colorado, copper production decreased by 21 per cent to 213 kt. Spence production decreased due to ongoing challenges with processing complex ore at the concentrator and the planned decline in stacked feed grade at the cathode plant, as we progress deeper into the hypogene mineralisation of the ore body. The Spence Concentrator Upgrade Recovery project, which upgrades the flotation circuit to increase residence time and improve recoveries, was sanctioned in June 2026, with first production expected during FY2028. Once commissioned, we expect the project will allow us to more effectively manage Spence's ore complexity and variability. The Spence Chalcopyrite Leaching project was also sanctioned in June 2026, which includes the implementation of BHP's sulphide leaching technology, Simple Approach to Leaching 2, to enable processing of hypogene ores and to utilise latent capacity in the cathode infrastructure, with first production expected in CY2028.

Copper South Australia copper production increased by 2 per cent to 321 kt due to strong operational performance, including record material mined and ore milled, as well as the weather-related power outage in the prior period which impacted FY2025 production. Olympic Dam achieved a 20-year copper production record, while Prominent Hill benefited from higher feed grades. Carrapateena achieved record material mined and milled, which partially offset the impact of planned lower grades. By-product volumes were also strong with record gold production, including record refined gold, capitalising on strong prices, while uranium production also increased 16 per cent.

Antamina copper production increased by 27 per cent to a financial year record of 152 kt as a result of higher feed grades and improved operational performance. Zinc production decreased to 96 kt due to lower feed grades.

Financial results

Copper revenue increased by US$6.5 billion to US$29.0 billion in FY2026 mainly due to higher average realised copper prices.

Underlying EBITDA for Copper increased by US$5.9 billion to US$18.2 billion, with higher prices the primary driver. Price impacts, net of price-linked costs, increased Underlying EBITDA by US$6.7 billion, partly offset by a US$1.4 billion decrease from lower volumes.

Controllable cash costs improved by US$0.7 billion, primarily due to favourable inventory movements from the timing of shipments and the non-recurrence of one-off labour-related costs in FY2025.

Inflation and unfavourable foreign exchange reduced Underlying EBITDA by US$0.6 billion.

Other movements increased Underlying EBITDA by US$0.3 billion, primarily reflecting improved Antamina profitability driven by higher copper prices and increased production.

Outlook

Copper production for FY2027 is expected to be between 1,650 and 1,800 kt predominately as a result of the forecast grade decline at Escondida.

Escondida production for FY2027 is expected to be between 1,000 and 1,100 kt. Concentrator feed grade for FY2027 is expected to be ~0.70 per cent.

Spence production for FY2027 is expected to be between 210 and 230 kt as we continue to manage ore variability via blending at the concentrator before the concentrator upgrades come online in FY2028.

Copper South Australia production of between 290 and 320 kt is expected in FY2027, as we plan to increase anode inventory in FY2027 to supply the refinery during the (six-yearly) smelter campaign maintenance scheduled for the first half of FY2028.

Antamina production for FY2027 is expected to be between 120 and 140 kt for copper and between 35 and 55 kt for zinc due to planned lower feed grades.

Escondida unit costs in FY2027 are expected to be between US$1.20 and US$1.50 per pound (at an exchange rate of USD/CLP 890).

Spence unit costs in FY2027 are expected to be between US$2.40 and US$2.70 per pound (at an exchange rate of USD/CLP 890).

Copper South Australia unit costs in FY2027 are expected to be between US$0.30 and US$0.80 per pound (at an exchange rate of AUD/USD 0.70 and prices for by-products of gold US$4,300/oz and uranium US$80/lb).

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 29

7.2 Iron Ore

Detailed below is financial and operating information for our Iron Ore assets comparing FY2026 to FY2025.

Year ended 30 June US$M	2026	2025
Revenue	23,883	22,919
Underlying EBITDA	14,529	14,396
Net operating assets	17,119	15,252
Capital expenditure	3,048	2,617
Underlying ROCE	55%	64%
Total iron ore production (Mt)	265	263
Average realised prices		
Iron ore (US$/wmt, FOB)	84.56	82.13
Unit costs		
WAIO (US$/t)	19.66	18.56

Key drivers of Iron Ore's financial results

Price overview

Iron ore prices (Argus 62% Fe iron ore fines CFR China) averaged US$105/dmt in FY2026, up 4 per cent, supported by resilient Chinese demand and elevated cost support from higher energy and freight costs due to the Middle East conflict. In response to the changing quality of mainstream mid-grade iron ore fines, Price Reporting Agencies (PRAs) introduced new 61% Fe indices. The Argus 61% Fe index averaged US$104/dmt in the second half of FY2026, up 3 per cent from the first half of FY2026.

Chinese iron ore demand remains resilient, with seaborne iron ore net imports increasing 6 per cent (an annualised rate of ~1.2 Btpa in the second half of FY2026) in response to weaker domestic iron ore supply and scrap. Domestic iron ore production has been constrained by environmental and safety restrictions, while scrap availability is limited amid subdued construction activity. Elsewhere, iron ore demand was more mixed, with consumption continuing to expand in India and emerging Asian economies, following the commissioning of new Blast Furnace capacity. Developed Asian economies and Europe also showed signs of recovery, the latter driven by the Carbon Border Adjustment Mechanism (CBAM) incentivised domestic steel production. In contrast, imports into the Middle East fell sharply, although a gradual recovery is likely if conflict-related tensions ease.

Looking ahead, we maintain our view that China's real steel production will plateau around the 1 Bt level for the rest of the decade. In the medium-term, scrap will play an increasingly important role in steelmaking and result in a declining profile for Chinese pig iron production. In the long run, the seaborne iron ore trade is likely to undergo steady diversification as demand grows in emerging economies.

India, historically a major iron ore exporter, saw imports grow to 12 Mt in CY2025 and this has continued into CY2026 with imports rising further. This trend reinforces the view that India is undergoing a structural shift towards net imports, as domestic iron ore supply lagging behind steel capacity growth – with some market expectations of imports above 80 Mt by 2030.

Seaborne supply is expected to rise as production from existing supply basins normalises and new capacity comes online, including Simandou in Guinea. However, declining grades and resource depletion will require significant investment from incumbent producers simply to maintain current output and could support future fundamentals.

Production

Total Iron Ore production increased by 1 per cent to a record 265 Mt.

WAIO delivered record production increasing by 0.3 Mt to 257 Mt as a result of strong operational performance across the supply chain. WAIO achieved record material mined (up 6 per cent), with South Flank exceeding annual nameplate capacity. A drawdown of inventory at the Central Pilbara Hub (South Flank and Mining Area C) supported record volumes and provided value chain resilience. At port, Car Dumper (CD) performance improved following the completion of the CD3 rebuild in Q1 FY2026 (4.3 Mt impact, 100 per cent basis), which alongside the planned reduction in tie-in activity on the multi-year Rail Technology Program (RTP1) and combined with operational improvements across the rail network, generated increased efficiency, record inflow and record shipments (100 per cent basis).

Samarco production increased by 25 per cent to 7.8 Mt (BHP share), due to better than planned concentrator performance.

Financial results

Total Iron Ore revenue increased by US$1.0 billion to US$23.9 billion in FY2026, primarily due to higher average realised prices.

Underlying EBITDA for Iron Ore increased by US$0.1 billion to US$14.5 billion. Price impacts, net of price-linked costs, increased Underlying EBITDA by US$0.4 billion and controllable cash costs improved by US$0.2 billion, reflecting net favourable inventory movements primarily driven by strong mine performance, partially offset by an inventory drawdown at the Central Pilbara Hub. These benefits were largely offset by a US$0.5 billion impact from inflation and unfavourable foreign exchange.

Outlook

WAIO production for FY2027 is expected to be between 253 and 264 Mt (286 and 298 Mt on a 100 per cent basis) and includes the renewal of CD4 in the first half of FY2027.

WAIO unit costs in FY2027 are expected to be between US$20.25 and US$21.75 per tonne (based on an exchange rate of AUD/USD 0.70), subject to movements in the Singapore 10ppm Gasoil benchmark. Every US$10/bbl change in the benchmark price is estimated to have an ~US$0.15 per tonne impact on unit costs.

Samarco production for FY2027 is expected to be between 7.5 and 8.0 Mt.

7.3 Coal

Detailed below is financial and operating information for our Coal assets comparing FY2026 to FY2025.

Year ended 30 June US$M	2026	2025
Revenue	5,590	5,046
Underlying EBITDA	832	573
Net operating assets	6,104	6,357
Capital expenditure	415	525
Underlying ROCE	0%	(1%)
Total steelmaking coal production (Mt)	18.6	18.0
Total energy coal production (Mt)	16.4	15.0
Average realised prices		
Steelmaking coal (US$/t)	210.21	193.82
Energy coal (US$/t)	104.28	107.80
Unit costs		
BMA (US$/t)	134.05	127.50

Key drivers of Coal's financial results

Price overview – Steelmaking coal

Steelmaking coal prices (PLV FOB Aus) rebounded by 28 per cent in second half of FY2026, supported by a recovery in seaborne demand and supply shocks.

Indian pig iron production growth remained robust, sustaining the country's position as the largest seaborne coal importer.

The Middle East conflict temporarily impacted steelmaking coal markets through higher energy prices and gas shortages, encouraging the diversion of semi-soft coking coals into power generation and reducing supply available to steelmakers.

In May, a tragic mine accident in China triggered widespread coal mine suspensions, causing a domestic shortage of Premium Hard Coking Coal (PHCC) and creating a regional price differential whereby seaborne PHCC imports were cheaper than domestic coal. Given China's scale in coal production and demand, policy developments in China remain a key determinant for seaborne coal dynamics.

Outside of China, supply increased through restarts and new mine ramp-ups in Australia, United States and Russia. Barring any adverse impact from conflicts and abnormal weather, and in a supportive price environment, this trend is likely to continue in the near term.

Over the longer term, we expect that higher quality steelmaking coals, such as those produced by our BMA assets, will attract a premium due to their greater ability to reduce greenhouse gas emission intensity of blast furnaces. In addition, robust hard coking coal imports from emerging Asian countries such as India, will lead to growing and resilient demand for decades to come. The scarcity value of higher quality steelmaking coals may increase over time, particularly given the restrictive royalty regime in the major seaborne supply region of Queensland is not supportive of long-term capital investment in steelmaking coal assets in Queensland.

30 BHP Annual Report 2026

7 Performance by commodity continued

Production

Steelmaking coal

BMA production increased by 3 per cent to 18.6 Mt with strong operational performance at the open-cut operations, delivering the highest stripping volumes in five years. Improved wet weather operating performance enabled BMA to partially mitigate the impacts of higher-than-average rainfall including Tropical Cyclone Koji, weather-related mine sequencing impacts on yield, and ongoing geotechnical challenges at Broadmeadow. BMA also increased raw coal inventory levels by ~30 per cent, reflecting BMA's continuing focus on strengthening supply chain stability and resilience.

Energy coal

NSWEC production increased by 9 per cent to 16.4 Mt, primarily as a result of increased bypass coal due to mine sequencing. This was further supported by mining lower strip ratio areas as we continue to progress our plan to cease mining at the Mt Arthur Coal mine in June 2030.

Financial results

Coal revenue increased by US$0.5 billion to US$5.6 billion in FY2026 due to higher average realised prices and higher volumes.

Underlying EBITDA for Coal increased by US$0.3 billion to US$0.8 billion, supported by price impacts, net of price-linked costs, and higher volumes, which each contributed US$0.2 billion.

Controllable cash costs improved by US$0.2 billion, primarily reflecting the non-recurrence of prior-period NSWEC impacts from reduced truck availability and unfavourable weather, and favourable raw coal inventory movements at BMA. These benefits were partially offset by a US$0.4 billion impact from inflation and unfavourable foreign exchange.

Outlook

BMA production for FY2027 is expected to be between 18.5 and 20.5 Mt (37 and 41 Mt on a 100 per cent basis), weighted to the second half.

BMA unit costs in FY2027 are expected to be between US$126 and US$137 per tonne (based on an exchange rate of AUD/USD 0.70), subject to movements in the Singapore 10ppm Gasoil benchmark. Every US$10/bbl change in the benchmark price is estimated to have an ~US$1.10 per tonne impact on unit costs.

NSWEC production for FY2027 is expected to be between 14 and 16 Mt.

7.4 Other assets

Detailed below is an analysis of Other assets' financial and operating performance comparing FY2026 to FY2025.

Western Australia Nickel

Western Australia Nickel (WAN) recorded an Underlying EBITDA loss of US$255 million in FY2026, compared to a loss of US$589 million in FY2025 as operations transitioned into temporary suspension in December 2024.

As previously announced, BHP intends to review the decision to temporarily suspend WAN by February 2027. As part of this review, BHP is assessing the potential divestment of the WAN assets. Any decision to divest will be subject to an assessment against other options, including continuing temporary suspension, restart or closure.

Potash

Potash recorded an Underlying EBITDA loss of US$326 million in FY2026, compared to a loss of US$284 million in FY2025.

Jansen Stage 1 is 84 per cent complete with an estimated date of first production of mid CY2027. Jansen Stage 2 is 16 per cent complete with an estimated date of first production of late FY2031.

Price overview

In FY2026, potash spot prices have moved 23 per cent higher to US$342/t Vancouver FOB. This increase was supported by strong demand, driven by biofuel mandates in Southeast Asia, a re-stocking cycle in China and improving demand in Brazil. This has been underpinned by early settlement of the CY2026 Chinese annual contract and India settling their CY2026 contract at a multi-year high.

Fertiliser markets were heavily affected by the Middle East conflict, particularly nitrogen and phosphate, owing to their exposure to natural gas, urea and sulphuric-acid feedstocks. Muriate of Potash (MOP) is not directly impacted by these feedstocks and therefore the impact has mostly been limited to increasing freight costs, resulting in delivered prices moving higher in response. The relative price movements across the fertiliser complex have further consolidated potash's affordability, reinforcing its value proposition for growers and supporting demand resilience. However, farmers continue to face elevated overall input costs despite potash's relative affordability.

The recent price rally is expected to be tempered in CY2027 amidst moderating demand in price-sensitive regions and sufficient supply.

Longer term, we continue to believe that potash will benefit from durable trends: rising population, improving diets, reduced availability of arable land, and the need to correct the persistent global potassium deficit in agricultural soils. These attractive demand fundamentals will cement the role of potash as a commodity pillar within BHP's portfolio over the long term.

7.5 Impact of changes to commodity prices

The prices we obtain for our products are a key driver of value for BHP. Fluctuations in these commodity prices affect our results, including cash flows and asset values. The estimated impact of changes in commodity prices in FY2026 on our key financial measures is set out below.

	Impact on profit after taxation US$M	Impact on Underlying EBITDA US$M
US¢1/lb on copper price	27	39
US$1/t on iron ore price	161	230
US$1/t on steelmaking coal price	8	12
US$1/t on energy coal price	10	15

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 31

8 Non-IFRS financial information

We use various non-IFRS financial information to reflect our underlying financial performance.

Non-IFRS financial information is not defined or specified under the requirements of IFRS, but is derived from the Group's Consolidated Financial Statements prepared in accordance with IFRS. The non-IFRS financial information and the below reconciliations included in this document are unaudited. The non-IFRS financial information presented is consistent with how management review financial performance of the Group with the Board and the investment community.

Sections 8.1 and 8.2 outline why we believe non-IFRS financial information is useful and the calculation methodology. We believe non-IFRS financial information provides useful information, however it should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company's profitability, liquidity or financial position.

The following tables provide reconciliations between non-IFRS financial information and their nearest respective IFRS measure.

Exceptional items

To improve the comparability of underlying financial performance between reporting periods, some of our non-IFRS financial information adjusts the relevant IFRS measures for exceptional items.

+ For more information on exceptional items refer to **Financial Statements note 3 'Exceptional items'**

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Group's Consolidated Financial Statements. The exceptional items included within the Group's profit for the financial years are detailed below.

Year ended 30 June	**2026 US$M**	2025 US$M	2024 US$M
Revenue	–	–	–
Other income	64	–	877
Expenses excluding net finance costs, depreciation, amortisation and impairments	(215)	(621)	(139)
Depreciation and amortisation	–	–	–
Impairments of property, plant and equipment and intangibles net of reversals	(2,300)	90	(3,800)
Profit/(loss) from equity accounted investments, related impairments and expenses	(320)	(245)	(3,032)
Profit/(loss) from operations	**(2,771)**	(776)	(6,094)
Financial expenses	(600)	(458)	(506)
Financial income	–	–	–
Net finance costs	**(600)**	(458)	(506)
Profit/(loss) before taxation	**(3,371)**	(1,234)	(6,600)
Income tax (expense)/benefit	–	96	837
Royalty-related taxation (net of income tax benefit)	–	–	–
Total taxation (expense)/benefit	**–**	96	837
Profit/(loss) after taxation	**(3,371)**	(1,138)	(5,763)
Total exceptional items attributable to non-controlling interests	–	–	–
Total exceptional items attributable to BHP shareholders	(3,371)	(1,138)	(5,763)
Exceptional items attributable to BHP shareholders per share (US cents)	(66.4)	(22.4)	(113.7)
Weighted basic average number of shares (million)	5,078	5,073	5,068

32 BHP Annual Report 2026

8 Non-IFRS financial information continued

Non-IFRS financial information derived from Consolidated Income Statement

Underlying attributable profit

Year ended 30 June	2026 US$M	2025 US$M	2024 US$M
Profit after taxation attributable to BHP shareholders	9,833	9,019	7,897
Total exceptional items attributable to BHP shareholders[1]	3,371	1,138	5,763
Underlying attributable profit	13,204	10,157	13,660

1. For more information refer to Financial Statements note 3 'Exceptional items'.

Underlying basic earnings per share

Year ended 30 June	2026 US cents	2025 US cents	2024 US cents
Basic earnings per ordinary share	193.6	177.8	155.8
Exceptional items attributable to BHP shareholders per share[1]	66.4	22.4	113.7
Underlying basic earnings per ordinary share	260.0	200.2	269.5

1. For more information refer to Financial Statements note 3 'Exceptional items'.

Underlying EBITDA

Year ended 30 June	2026 US$M	2025 US$M	2024 US$M
Profit from operations	23,869	19,464	17,537
Exceptional items included in profit from operations[1]	2,771	776	6,094
Underlying EBIT	26,640	20,240	23,631
Depreciation and amortisation expense	6,201	5,540	5,295
Impairments of property, plant and equipment and intangibles net of reversals	2,406	108	3,890
Exceptional items included in depreciation, amortisation and impairments[1]	(2,300)	90	(3,800)
Underlying EBITDA	32,947	25,978	29,016

1. For more information refer to Financial Statements note 3 'Exceptional items'.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 33

Underlying EBITDA – Segment

Year ended 30 June 2026 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	15,661	11,949	58	(3,799)	23,869
Exceptional items included in profit from operations[1]	–	365	–	2,406	2,771
Depreciation and amortisation expense	2,500	2,186	754	761	6,201
Impairments of property, plant and equipment and intangibles net of reversals	26	29	20	2,331	2,406
Exceptional items included in depreciation, amortisation and impairments[1]	–	–	–	(2,300)	(2,300)
Underlying EBITDA	18,187	14,529	832	(601)	32,947

Year ended 30 June 2025 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	9,956	11,826	(33)	(2,285)	19,464
Exceptional items included in profit from operations[1]	–	321	–	455	776
Depreciation and amortisation expense	2,351	2,098	602	489	5,540
Impairments of property, plant and equipment and intangibles net of reversals	19	151	4	(66)	108
Exceptional items included in depreciation, amortisation and impairments[1]	–	–	–	90	90
Underlying EBITDA	12,326	14,396	573	(1,317)	25,978

Year ended 30 June 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	6,524	13,759	2,557	(5,303)	17,537
Exceptional items included in profit from operations[1]	–	3,066	(880)	3,908	6,094
Depreciation and amortisation expense	2,023	2,027	611	634	5,295
Impairments of property, plant and equipment and intangibles net of reversals	17	61	2	3,810	3,890
Exceptional items included in depreciation, amortisation and impairments[1]	–	–	–	(3,800)	(3,800)
Underlying EBITDA	8,564	18,913	2,290	(751)	29,016

1. For more information refer to Financial Statements note 3 'Exceptional items'.
2. Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

Year ended 30 June 2026 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Impairments net of reversals	Exceptional items included in depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(2,628)	2,300	2	2,300	(2,300)	(326)
Western Australia Nickel	(283)	–	–	28	–	(255)
Other[2]	(888)	106	759	3	–	(20)
Total	(3,799)	2,406	761	2,331	(2,300)	(601)

Year ended 30 June 2025 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Impairments net of reversals	Exceptional items included in depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(286)	–	2	–	–	(284)
Western Australia Nickel	(909)	320	–	(90)	90	(589)
Other[2]	(1,090)	135	487	24	–	(444)
Total	(2,285)	455	489	(66)	90	(1,317)

Year ended 30 June 2024 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Impairments net of reversals	Exceptional items included in depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(257)	–	2	–	–	(255)
Western Australia Nickel	(4,174)	3,800	72	3,800	(3,800)	(302)
Other[2]	(872)	108	560	10	–	(194)
Total	(5,303)	3,908	634	3,810	(3,800)	(751)

1. For more information refer to Financial Statements note 3 'Exceptional items'.
2. Other includes functions, other unallocated operations, legacy assets and consolidation adjustments.

34 BHP Annual Report 2026

8 Non-IFRS financial information continued

Underlying EBITDA margin

Year ended 30 June 2026 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	26,035	23,864	5,590	6	55,495
Revenue – Third-party products	2,996	19	–	250	3,265
Revenue	**29,031**	**23,883**	**5,590**	**256**	**58,760**
Underlying EBITDA – Group production	18,119	14,528	832	(626)	32,853
Underlying EBITDA – Third-party products	68	1	–	25	94
Underlying EBITDA[2]	**18,187**	**14,529**	**832**	**(601)**	**32,947**
Segment contribution to the Group's Underlying EBITDA[3]	54%	43%	3%		100%
Underlying EBITDA margin[4]	70%	61%	15%		59%

Year ended 30 June 2025 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	20,685	22,891	5,046	530	49,152
Revenue – Third-party products	1,845	28	–	237	2,110
Revenue	22,530	22,919	5,046	767	51,262
Underlying EBITDA – Group production	12,235	14,392	573	(1,341)	25,859
Underlying EBITDA – Third-party products	91	4	–	24	119
Underlying EBITDA[2]	12,326	14,396	573	(1,317)	25,978
Segment contribution to the Group's Underlying EBITDA[3]	45%	53%	2%		100%
Underlying EBITDA margin[4]	59%	63%	11%		53%

Year ended 30 June 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	16,545	27,927	7,666	1,470	53,608
Revenue – Third-party products	2,021	25	–	4	2,050
Revenue	18,566	27,952	7,666	1,474	55,658
Underlying EBITDA – Group production	8,490	18,916	2,290	(753)	28,943
Underlying EBITDA – Third-party products	74	(3)	–	2	73
Underlying EBITDA[2]	8,564	18,913	2,290	(751)	29,016
Segment contribution to the Group's Underlying EBITDA[3]	29%	64%	7%		100%
Underlying EBITDA margin[4]	51%	68%	30%		54%

1. Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.
2. We differentiate sales of our production (which may include third-party product feed) from direct sales of third-party products to better measure our operational profitability as a percentage of revenue. We may buy and sell third-party products to ensure a steady supply of product to our customers where there is occasional production variability or shortfalls from our assets.
3. Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.
4. Underlying EBITDA margin excludes third-party products.

Effective tax rate

	2026			2025			2024		
Year ended 30 June	**Profit before taxation US$M**	**Income tax expense US$M**	**%**	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	**22,414**	**(9,388)**	**41.9**	18,353	(7,210)	39.3	16,048	(6,447)	40.2
Adjusted for:									
Exchange rate movements	–	(24)		–	21		–	(79)	
Exceptional items[1]	3,371	–		1,234	(96)		6,600	(837)	
Adjusted effective tax rate	**25,785**	**(9,412)**	**36.5**	19,587	(7,285)	37.2	22,648	(7,363)	32.5

1. For more information refer to Financial Statements note 3 'Exceptional items'.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information 35

Non-IFRS financial information derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

Year ended 30 June	2026 US$M	2025 US$M	2024 US$M
Capital expenditure (purchases of property, plant and equipment)	9,849	9,398	8,816
Add: Exploration and evaluation expenditure	408	396	457
Capital and exploration expenditure (cash basis)	10,257	9,794	9,273

Free cash flow

Year ended 30 June	2026 US$M	2025 US$M	2024 US$M
Net operating cash flows	21,778	18,692	20,665
Net investing cash flows	(12,011)	(13,350)	(8,762)
Free cash flow	9,767	5,342	11,903

Non-IFRS financial information derived from Consolidated Balance Sheet

Net debt and gearing ratio

Year ended 30 June	2026 US$M	2025 US$M	2024 US$M
Interest bearing liabilities – Current	2,684	2,018	2,084
Interest bearing liabilities – Non-current	24,437	22,478	18,634
Total interest bearing liabilities	27,121	24,496	20,718
Comprising:			
Borrowing	23,625	21,543	17,602
Lease liabilities	3,496	2,953	3,116
Less: Lease liability associated with index-linked freight contracts	735	333	511
Less: Cash and cash equivalents	18,532	11,894	12,501
Less: Net debt management related instruments[1]	(1,067)	(595)	(1,395)
Less: Net cash management related instruments[2]	227	(60)	(19)
Less: Total derivatives included in net debt	(840)	(655)	(1,414)
Net debt	8,694	12,924	9,120
Net assets	56,321	52,218	49,120
Gearing	13.4%	19.8%	15.7%

1. Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.
2. Represents the net forward exchange contracts related to cash management included within current and non-current other financial assets and liabilities.

36 BHP Annual Report 2026

8 Non-IFRS financial information continued

Net debt waterfall

Year ended 30 June	2026 US$M	2025 US$M
Net debt at the beginning of the period	(12,924)	(9,120)
Net operating cash flows	21,778	18,692
Net investing cash flows	(12,011)	(13,350)
Net financing cash flows	(3,280)	(5,971)
Net increase/(decrease) in cash and cash equivalents	6,487	(629)
Carrying value of interest bearing liability net proceeds	(1,594)	(2,454)
Carrying value of debt related instruments settlements	22	147
Carrying value of cash management related instruments proceeds	(96)	(195)
Fair value change on hedged loans	367	(263)
Fair value change on hedging derivatives	(292)	290
Foreign currency exchange rate changes on cash and cash equivalents	152	24
Lease additions (excluding leases associated with index-linked freight contracts)	(638)	(547)
Other	(178)	(177)
Non-cash movements	(589)	(673)
Net debt at the end of the period	(8,694)	(12,924)

Net operating assets

The following table reconciles Net operating assets for the Group to Net assets on the Consolidated Balance Sheet.

Year ended 30 June	2026 US$M	2025 US$M
Net assets	56,321	52,218
Less: Non-operating assets		
Cash and cash equivalents	(18,532)	(11,894)
Trade and other receivables[1]	(87)	(17)
Other financial assets[2]	(1,062)	(1,251)
Current tax assets	(33)	(545)
Non-current tax assets	(37)	–
Deferred tax assets	(114)	(78)
Add: Non-operating liabilities		
Trade and other payables[3]	383	332
Interest bearing liabilities	27,121	24,496
Other financial liabilities[4]	5,583	1,117
Current tax payable	1,049	900
Non-current tax payable	37	3
Deferred tax liabilities	3,101	3,506
Net operating assets	73,730	68,787
Net operating assets		
Copper	43,469	40,884
Iron Ore	17,119	15,252
Coal	6,104	6,357
Group and unallocated items[5]	7,038	6,294
Total	73,730	68,787

1. Represents external finance receivable, accrued interest receivable and receivables related to divestment of subsidiaries and operations included within other receivables.
2. Represents cross currency and interest rate swaps, forward exchange contracts related to cash management, investment in shares, other investments, deferred receivable from divestment of subsidiaries and operations and associated receivables contingent on outcome of future events relating to realised commodity prices.
3. Represents accrued interest payable included within other payables.
4. Represents cross currency and interest rate swaps, forward exchange contracts related to cash management and streaming arrangement liability.
5. Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 37

Other non-IFRS financial information

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for FY2026 and relates them back to our Consolidated Income Statement.

For information on the method of calculation of the principal factors that affect Revenue, Profit from operations and Underlying EBITDA refer to OFR 8.2

	Revenue US$M	Total expenses, other income and profit/(loss) from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and exceptional items US$M	Underlying EBITDA US$M
Year ended 30 June 2025					
Revenue	51,262				
Other income		368			
Expenses excluding net finance costs		(32,319)			
Profit/(loss) from equity accounted investments, related impairments and expenses		153			
Total other income, expenses excluding net finance costs and profit/(loss) from equity accounted investments, related impairments and expenses		(31,798)			
Profit from operations			19,464		
Depreciation, amortisation and impairments[1]				5,648	
Exceptional item included in Depreciation, amortisation and impairments				90	
Exceptional items				776	
Underlying EBITDA					25,978
Change in sales prices	7,710	–	7,710	–	7,710
Price-linked costs	–	(399)	(399)	–	(399)
Net price impact	7,710	(399)	7,311	–	7,311
Change in volumes	(1,242)	75	(1,167)	–	(1,167)
Operating cash costs	–	1,118	1,118	–	1,118
Exploration and business development	–	73	73	–	73
Change in controllable cash costs[2]	–	1,191	1,191	–	1,191
Exchange rates	–	(798)	(798)	–	(798)
Inflation on costs	–	(675)	(675)	–	(675)
Fuel, energy and consumable price movements	–	(209)	(209)	–	(209)
Non-cash	–	96	96	–	96
Change in other costs	–	(1,586)	(1,586)	–	(1,586)
Asset sales	–	100	100	–	100
Ceased and sold operations	(534)	1,010	476	–	476
Other	1,564	(920)	644	–	644
Depreciation, amortisation and impairments	–	(569)	(569)	569	–
Exceptional items	–	(1,995)	(1,995)	1,995	–
Year ended 30 June 2026					
Revenue	58,760				
Other income		514			
Expenses excluding net finance costs		(35,979)			
Profit/(loss) from equity accounted investments, related impairments and expenses		574			
Total other income, expenses excluding net finance costs and profit/(loss) from equity accounted investments, related impairments and expenses		(34,891)			
Profit from operations			23,869		
Depreciation, amortisation and impairments[1]				8,607	
Exceptional item included in Depreciation, amortisation and impairments				(2,300)	
Exceptional items				2,771	
Underlying EBITDA					32,947

1. Depreciation and impairments that we classify as exceptional items are excluded from depreciation, amortisation and impairments. Depreciation, amortisation and impairments includes non-exceptional impairments of US$106 million (FY2025: US$198 million).
2. Collectively, we refer to the change in operating cash costs and change in exploration and business development as Change in controllable cash costs. Operating cash costs by definition do not include non-cash costs. The change in operating cash costs also excludes the impact of exchange rates and inflation, changes in fuel, energy costs and consumable costs, changes in exploration and evaluation and business development costs and one-off items. These items are excluded so as to provide a consistent measurement of changes in costs across all segments, based on the factors that are within the control and responsibility of the segment.

38 BHP Annual Report 2026

8 Non-IFRS financial information continued

Underlying return on capital employed (ROCE)

Year ended 30 June	2026 US$M	2025 US$M	2024 US$M
Profit after taxation	13,026	11,143	9,601
Exceptional items[1]	3,371	1,138	5,763
Subtotal	16,397	12,281	15,364
Adjusted for:			
Net finance costs	1,455	1,111	1,489
Exceptional items included within net finance costs[1]	(600)	(458)	(506)
Income tax expense on net finance costs	(259)	(224)	(303)
Profit after taxation excluding net finance costs and exceptional items	16,993	12,710	16,044
Net assets at the beginning of the period	52,218	49,120	48,530
Net debt at the beginning of the period	12,924	9,120	11,166
Capital employed at the beginning of the period	65,142	58,240	59,696
Net assets at the end of the period	56,321	52,218	49,120
Net debt at the end of the period	8,694	12,924	9,120
Capital employed at the end of the period	65,015	65,142	58,240
Average capital employed	65,079	61,691	58,968
Underlying return on capital employed	26.1%	20.6%	27.2%

1. For more information refer to Financial Statements note 3 'Exceptional items'.

Underlying return on capital employed (ROCE) by segment

Year ended 30 June 2026 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Profit after taxation excluding net finance costs and exceptional items	9,643	8,393	(15)	(1,028)	16,993
Average capital employed	37,165	15,211	6,205	6,498	65,079
Underlying return on capital employed	26%	55%	(0%)	–	26.1%

Year ended 30 June 2025 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Profit after taxation excluding net finance costs and exceptional items	5,750	8,541	(42)	(1,539)	12,710
Average capital employed	33,906	13,408	6,590	7,787	61,691
Underlying return on capital employed	17%	64%	(1%)	–	20.6%

1. Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

Underlying return on capital employed (ROCE) by asset

Year ended 30 June 2026 US$M	Antamina	Escondida	Western Australia Iron Ore	Pampa Norte	Copper South Australia	BHP Mitsubishi Alliance	Western Australia Nickel[1]	Potash[2]	New South Wales Energy Coal[3]	Other	Total Group
Profit after taxation excluding net finance costs and exceptional items	971	6,390	8,545	751	1,714	127	(283)	(337)	(6)	(879)	16,993
Average capital employed	1,651	12,125	20,901	4,680	16,069	6,360	(219)	8,623	(162)	(4,949)	65,079
Underlying return on capital employed	59%	53%	41%	16%	11%	2%	–	–	–	–	26.1%

Year ended 30 June 2025 US$M	Antamina	Escondida	Western Australia Iron Ore	Pampa Norte	Copper South Australia	BHP Mitsubishi Alliance	Western Australia Nickel[1]	Potash[2]	New South Wales Energy Coal[3]	Other	Total Group
Profit after taxation excluding net finance costs and exceptional items	505	4,144	8,579	469	846	67	(684)	(331)	76	(961)	12,710
Average capital employed	1,513	11,213	19,890	4,353	15,282	6,564	(11)	7,324	(50)	(4,387)	61,691
Underlying return on capital employed	33%	37%	43%	11%	6%	1%	–	–	–	–	20.6%

1. Western Australia Nickel ROCE has not been shown following transition into temporary suspension in December 2024.
2. Potash ROCE has not been shown because it is distorted as the asset is non-producing and in its development phase.
3. NSWEC ROCE has not been shown as it is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 39

Unit costs

Unit costs do not include the re-allocation to assets in FY2025 and FY2026 of the costs associated with the employee entitlements and allowances review conducted in FY2023, which were reported in Group and Unallocated in that period.

The calculation of Escondida, Spence and Copper South Australia unit costs are set out in the table below.

	Escondida unit costs		Spence unit costs		Copper South Australia unit costs	
US$M	**FY2026**	FY2025	**FY2026**	FY2025	**FY2026**	FY2025
Revenue	**17,054**	13,177	**2,857**	2,726	**6,011**	4,655
Underlying EBITDA	**12,440**	8,593	**1,619**	1,296	**3,203**	1,936
Gross costs	**4,614**	4,584	**1,238**	1,430	**2,808**	2,719
Less: by-product credits	**1,328**	754	**191**	134	**2,316**	1,682
Less: freight	**226**	224	**50**	51	**30**	28
Less: government royalties	**158**	124	**–**	–	**242**	166
Less: re-allocation of costs associated with the employee entitlements and allowances review	**–**	–	**–**	–	**3**	2
Net costs	**2,902**	3,482	**997**	1,245	**217**	841
Sales (kt)	**1,232**	1,324	**210**	273	**303**	324
Sales (Mlb)	**2,715**	2,918	**464**	602	**669**	713
Cost per pound (US$)[1]	**1.07**	1.19	**2.15**	2.07	**0.32**	1.18

1. FY2026 based on average realised exchange rates of USD/CLP 920 (FY2025 USD/CLP 951) and on an average realised exchange rate of AUD/USD 0.68 (FY2025 AUD/USD 0.65).

The calculation of WAIO and BMA unit costs are set out in the table below.

	WAIO unit costs		BMA unit costs	
US$M	**FY2026**	FY2025	**FY2026**	FY2025
Revenue	**23,726**	22,767	**3,876**	3,422
Underlying EBITDA	**14,667**	14,394	**702**	591
Gross costs	**9,059**	8,373	**3,174**	2,831
Less: freight	**2,357**	2,004	**63**	28
Less: government royalties	**1,696**	1,612	**609**	530
Less: re-allocation of costs associated with the employee entitlements and allowances review	**6**	28	**3**	1
Net costs	**5,000**	4,729	**2,499**	2,272
Sales (kt, equity share)	**254,377**	254,813	**18,642**	17,820
Cost per tonne (US$)[1]	**19.66**	18.56	**134.05**	127.50

1. FY2026 based on an average realised exchange rate of AUD/USD 0.68 (FY2025 AUD/USD 0.65).

40 BHP Annual Report 2026

8 Non-IFRS financial information continued

8.1 Definition and calculation of non-IFRS financial information

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information is useful	Calculation methodology
Underlying attributable profit	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and is also the basis on which our dividend payout ratio policy is applied.	Profit after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.
Underlying basic earnings per share	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying attributable profit divided by the weighted basic average number of shares.
Underlying EBITDA	Used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Each is a measure that management uses internally to assess the performance of the Group's segments and make decisions on the allocation of resources.	Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Underlying EBITDA includes BHP's share of profit/(loss) from investments accounted for using the equity method, including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).
Underlying EBITDA margin		Underlying EBITDA excluding third-party product EBITDA, divided by revenue excluding third-party product revenue.
Underlying EBIT	Used to help assess current operational profitability excluding net finance costs and taxation expense (each of which are managed at the Group level) as well as Discontinued operations and any exceptional items.	Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP's share of profit/(loss) from investments accounted for using the equity method, including net finance costs and taxation expense/(benefit).
Profit from operations		Earnings before net finance costs, taxation expense and Discontinued operations. Profit from operations includes Revenue, Other income, Expenses excluding net finance costs and BHP's share of profit/(loss) from investments accounted for using the equity method, including net finance costs and taxation expense/(benefit).
Capital and exploration expenditure	Used as part of our Capital Allocation Framework to assess efficient deployment of capital. Represents the total outflows of our operational investing expenditure.	Purchases of property, plant and equipment and exploration and evaluation expenditure.
Free cash flow	It is a key measure used as part of our Capital Allocation Framework. Reflects our operational cash performance inclusive of investment expenditure, which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders.	Net operating cash flows less net investing cash flows.
Net debt	Net debt shows the position of gross debt less index-linked freight contracts offset by cash immediately available to pay debt if required and any associated derivative financial instruments. Liability associated with index-linked freight contracts, which are required to be remeasured to the prevailing freight index at each reporting date, are excluded from the net debt calculation due to the short-term volatility of the index they relate to not aligning with how the Group uses net debt for decision-making in relation to the Capital Allocation Framework. Net debt includes the fair value of derivative financial instruments used to hedge cash and borrowings to reflect the Group's risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates. Net debt, along with the gearing ratio, is used to monitor the Group's capital management by relating net debt relative to equity from shareholders.	Interest bearing liabilities less liability associated with index-linked freight contracts less cash and cash equivalents less net cross currency and interest rate swaps less net cash management related instruments for the Group at the reporting date.
Gearing ratio		Ratio of Net debt to Net debt plus Net assets.
Net operating assets	Enables a clearer view of the assets deployed to generate earnings by highlighting the net operating assets of the business separate from the financing and tax balances. This measure helps provide an indicator of the underlying performance of our assets and enhances comparability between them.	Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt, streaming arrangement liability, assets held for sale, liabilities directly associated with assets held for sale and tax balances.
Underlying return on capital employed (ROCE)	Indicator of the Group's capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed. Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half year end reporting period. The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact). Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.
Adjusted effective tax rate	Provides an underlying tax basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit before taxation excluding exceptional items.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 41

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information is useful	Calculation methodology
Unit costs	Used to assess the controllable financial performance of the Group's assets for each unit of production. Unit costs are adjusted for site specific non-controllable factors to enhance comparability between the Group's assets.	Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight, re-allocation of the costs associated with the employee entitlements and allowance review in FY2023, and other costs, depending on the nature of each asset. Freight is excluded as the Group believes it provides a similar basis of comparison to our peer group. The re-allocation to assets in FY2025 and FY2026 of the costs associated with the employee entitlements and allowances review in FY2023 are excluded in asset unit costs as these costs were already recognised in Group and Unallocated in FY2023. Escondida, Spence and Copper South Australia unit costs are adjusted to: – include by-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production – exclude government royalties, as these are costs that are not deemed to be under the Group's control and the Group believes exclusion provides a similar basis of comparison to our peer group WAIO and BMA unit costs exclude: – government royalties, as these are costs that are not deemed to be under the Group's control and the Group believes exclusion provides a similar basis of comparison to our peer group

8.2 Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation
Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.
Price-linked costs	Change in price-linked costs per sales volume (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.
Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.
Controllable cash costs	Total of operating cash costs and exploration and business development costs.
Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel, energy and consumable price movements, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.
Exploration and evaluation and business development	Exploration and evaluation and business development expense in the current period minus exploration and evaluation and business development expense in the prior period.
Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.
Inflation on costs	Current year inflation rate applied to prior year expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.
Fuel, energy and consumable price movements	Fuel and energy expense and price differences above inflation on consumables in the current period minus fuel and energy expense in the prior period.
Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.
One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.
Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.
Ceased and sold operations	Underlying EBITDA for operations that ceased (including temporary suspension) or were sold in the current period minus Underlying EBITDA for operations that ceased (including temporary suspension) or were sold in the prior period.
New and acquired operations	Underlying EBITDA for operations that were acquired in the current period minus Underlying EBITDA for operations that were acquired in the prior period.
Share of profit/(loss) from equity accounted investments	Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period.
Other	Variances not explained by the above factors.

42 BHP Annual Report 2026 9 Sustainability 9.1 Our sustainability approach Our sustainability approach is defined by our purpose and our values and governed by our relevant Global Standards. These standards outline minimum mandatory requirements and underpin sustainability performance across our operated assets and functions. External versions of these Global Standards and BHP’s sustainability website pages are available at bhp.com Sustainability-related standards and disclosures We have implemented the Australian Accounting Standards Board’s Australian Sustainability Reporting Standard AASB S2: Climate-related Disclosures (AASB S2) in FY2026 reporting (in our Sustainability Report included in this Annual Report). This builds on our existing sustainability disclosures including the Taskforce on Climate-related Financial Disclosures (TCFD) required under UK Listing Rules. Our sustainability-related disclosures in this Annual Report, in the BHP ESG Standards and Databook 2026 and on our website also support our commitments as members of the International Council on Mining and Metals (ICMM), including reporting with reference to the Global Reporting Initiative (GRI). BHP continues to be assured against comprehensive sustainability performance standards. In FY2026, all applicable in-scope assets in Australia completed external validation against the relevant standards set out by the ICMM, Towards Sustainable Mining (Australia) and the Copper Mark. We also released our fourth set of key disclosures against the Global Industry Standard for Tailings Management (GISTM). BHP remains actively engaged in the Consolidated Mining Standard Initiative (CMSI) to consolidate and improve existing industry performance standards. For more information on the standards we have reported against, our approach to sustainability standards and our tailings disclosures, see our Value chain sustainability and Tailings storage facility pages at bhp.com/sustainability and the BHP ESG Standards and Databook 2026 at bhp.com/ESGSD2026 Presentation of sustainability-related data and information for acquisitions and divestments For comparative period sustainability-related data and information included in the OFR, unless expressly stated otherwise in the relevant section (i) FY2024 data and information includes the former OZ Minerals operations that form part of our Copper South Australia asset and the West Musgrave Project (acquired as part of BHP’s acquisition of OZ Minerals on 2 May 2023); (ii) data and information for pre-FY2024 comparative periods has not been adjusted and restated in relation to the former OZ Minerals’ operations and functions; and (iii) data and information for pre-FY2025 comparative periods has been adjusted and restated to exclude the Daunia and Blackwater mines, which were divested by BMA on 2 April 2024. Where comparative sustainability-related data and information in the OFR section of this Annual Report is provided for FY2022, unless expressly stated otherwise, it has been adjusted and restated to exclude our interest in BHP Mitsui Coal (divested on 3 May 2022) and our Petroleum business (merger with Woodside completed on 1 June 2022). While some of the land and tenements related to the Daunia and Blackwater mines were held by BMA pending transfer following completion, and certain land areas overlapping Blackwater remain held by BMA subject to transfer, given the Daunia and Blackwater mines were not under BMA’s control or operated for BMA’s benefit (except for periods prior to completion or where expressly stated in the relevant section), FY2025 and FY2026 data related to the land and tenements has been excluded from the OFR (as well as from pre-FY2025 comparative periods, as described above). Sustainability-related data and information relating to the OZ Minerals Brazil assets has been excluded from the OFR unless expressly stated otherwise in the relevant section. Where data from OZ Minerals Brazil assets is included as required to meet legal and regulatory requirements or as necessary to meet applicable voluntary standards and benchmarks, that data has been prepared in accordance with former OZ Minerals standards (i) for the Centro Gold assets until completion of their divestment on 20 December 2024 and such data is included up until that date only; and (ii) for the Carajás assets until completion of their divestment on 2 April 2026 and such data is included up until that date only.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 43

9.2 Material sustainability topics

As a member of the ICMM, BHP undertakes an impact materiality assessment (aligned with the GRI) to determine which sustainability topics are most material to our business, partners and stakeholders for inclusion in our sustainability-related reporting. Separately, BHP is required to report climate-related financial information in accordance with the Australian Corporations Act 2001 and AASB S2.

The FY2026 material sustainability topics identified for disclosure are largely consistent with FY2025, except that tailings storage facilities and value chain sustainability are not included for FY2026.

We recognise the importance of these topics to our business and stakeholders, and we disclose information about these topics on the BHP website. This includes a standalone report on our conformance with GISTM and our performance against the responsible sourcing and production standards we assess against such as Towards Sustainable Mining and the Copper Mark. This also includes the independent assurance reports detailing our performance against select criteria. Additionally, economic contribution was identified as a new material sustainability topic for FY2026.

For more information on tailings storage facilities, value chain sustainability and economic contribution see our **Value chain sustainability** and **Tailings storage facility** pages at bhp.com/sustainability, the **BHP Responsible Minerals Program Report 2026** at bhp.com/RMPR2026, the **BHP Group Modern Slavery Statement 2026** at bhp.com/MSS2026 and the **BHP Economic Contribution Report 2026** at bhp.com/ECR2026

For more information on BHP's reporting on climate-related financial information under the Australian Corporations Act 2001 and AASB S2 refer to **Sustainability Report**

For more information on the process by which we identify and manage risk at BHP and our risk factors refer to **OFR 6**

Respecting human rights

We recognise that respect for human rights is interconnected across the material sustainability topics identified in our impact materiality assessment. We have the potential to cause, contribute to or be directly linked to human rights impacts through our activities and business relationships, and we are committed to conducting human rights due diligence across our own operations and in our supply chain.

Following our FY2025 assessment against the ICMM Human Rights Due Diligence Guidance Maturity Matrix, we established a three-year strategic improvement plan to strengthen our human rights approach. As a foundational element, in FY2026 we commenced an enterprise-wide Human Rights Saliency Assessment to identify and prioritise the most severe risks to people across our growth, operated assets and commercial portfolios. This was supported by a more targeted workforce diagnostic and community and Indigenous peoples human rights risk assessments at our operated assets (referenced in FY2025 as community and human rights impact and opportunity assessments). Once complete, these initiatives are intended to provide a structured basis for human rights risk prioritisation and inform our forward program to manage these risks.

For more information on our approach to human rights and managing modern slavery risks in our operations and supply chain refer to the **BHP Group Modern Slavery Statement 2026** available at bhp.com/MSS2026

For more information on due diligence under our Responsible Minerals Program refer to the **BHP Responsible Minerals Program Report 2026** at bhp.com/RMPR2026

Material topics and impacts for sustainability reporting

Social value pillar	Material topics	For more information
Decarbonisation	Climate change	OFR 6 OFR 9.10 Sustainability Report
Healthy environment	Nature and environmental performance	OFR 9.9
Indigenous partnerships	Indigenous peoples	OFR 9.8
Safe, inclusive and future-ready workforce	Safety People Health	OFR 1, OFR 6 OFR 6, OFR 9.4 OFR 6, OFR 9.5
Thriving, empowered communities	Community	OFR 9.7
Responsible supply chains		Responsible Minerals Program Report 2026 bhp.com/RMPR2026 Modern Slavery Statement 2026 bhp.com/MSS2026
Other	Economic contribution	Economic Contribution Report 2026 bhp.com/ECR2026 OFR 6
	Ethics and business conduct	OFR 9.6

9.3 2030 goals and social value scorecard

Our social value scorecard

Our FY2026 scorecard performance, updates to metrics, and short-term milestones for FY2027 for all the pillars are provided on pages 44 and 45.

For more information on our progress and pathway to our 2030 goals for each pillar refer to the relevant sections of **OFR 9**

For more information on how the key metrics and milestones support progress towards our 2030 goals and the methods we use to measure progress refer to the **BHP ESG Standards and Databook 2026** available at bhp.com/ESGSD2026

44 BHP Annual Report 2026

9 Sustainability continued

PLANET PEOPLE PROSPERITY

Social value scorecard

2030 goals	Key metrics	Key metrics from FY2027
Decarbonisation At least 30% reduction in operational GHG emissions; support 40% GHG emissions intensity reduction of BHP-chartered shipping of our products, and support industry to develop steel production technology capable of 30% lower GHG emissions intensity relative to conventional blast furnace steelmaking[1,2] OFR 9.10 Climate change, Sustainability Report	**33%** reduction in operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) from FY2020[3] **46%** reduction in GHG emissions intensity of BHP-chartered shipping of our products from CY2008[4] **$186m** committed in steelmaking partnerships and ventures to date (US$)[5]	**%** reduction in operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) from FY2020[3] **%** reduction in GHG emissions intensity of BHP-chartered shipping of our products from CY2008[4]
Healthy environment Contribute to global nature-positive action by having at least 2 million hectares of land and water we steward[6,7] under conservation, restoration or regenerative practices. This is an area approximately equivalent to 30% of the land and water we stewarded[7] as at FY2023. In doing so we will take into account areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities.[8] OFR 9.9 Nature and environmental performance	**246k Ha (3.8%[9])** area under stewardship[6] that has a formal management plan that includes conservation, restoration or regenerative practices[8] **1** assets with natural capital account[10]	**#Ha (%[9])** area under stewardship[6] that has a formal management plan that includes conservation, restoration or regenerative practices **#** assets with natural capital account[10]
Indigenous partnerships Respectful relationships that hear and act upon the distinct perspectives, aspirations and rights of Indigenous peoples and support the delivery of mutually beneficial and jointly defined outcomes. OFR 9.8 Indigenous peoples	Indigenous employee participation[12] **9.3%** Australia[13] **20.2%** Canada[14] **11.7%** Chile[15] **$1,007m** Indigenous procurement spend (US$) Progress to plan[16] Australia, Canada, Chile Present relationship health[17]	Indigenous employee participation **%** Australia **%** Canada **%** Chile **$** Indigenous procurement spend (US$) Progress to plan Australia, Canada, Chile Present relationship health
Safe, inclusive and future-ready workforce A thriving workforce that is safe, healthy, gender balanced at every level, culturally diverse[18] and inclusive and skilled for the future. OFR 1 Safety, OFR 9.4 People, OFR 9.5 Health	**88%** Engagement and Perception Survey wellbeing score **41.5%** female employee[12] representation	**%** Engagement and Perception Survey Inclusion Index **%** female employee representation
Thriving, empowered communities Partner with communities and stakeholders to co-create and implement plans that deliver jointly defined economic, social and environmental outcomes. OFR 9.7 Community	**66** education and skills programs supported[20] **$50.8bn** total economic contribution (US$)[21]	**#** education and skills programs supported[20] **$** total economic contribution (US$)
Responsible supply chains Together with our partners, we create sustainable, ethical and transparent supply chains. BHP Group Modern Slavery Statement 2026 BHP Responsible Minerals Program Report 2026	**100%** of producing BHP operated assets assessed with external verification against a credible responsible production and sourcing standard[22] **19** verification and assurance activities conducted by third parties in relation to BHP's ethical trade audit program[23] **1** supplier participating in BHP's pilot impact project[24]	**%** of in scope[26] BHP operated assets assessed with external verification against a credible responsible production and sourcing standard[22] **#** verification and assurance activities conducted by third parties in relation to BHP's ethical trade audit program[23] **#** suppliers participating in BHP's pilot impact project[24]

Indicators:

Complete, Improved, On track, Partially met, Not met, New/revised, No change/data not available, Not on track

Operating and Financial Review Sustainability Report Governance Short-term milestones FY2026 progress Progress proof-of-concept trials for battery-electric equipment in collaboration with original equipment manufacturers Complete the Escondida Boiler Diesel Displacement project and begin construction of its counterpart project at Spence Continue development of the direct reduced iron electric smelting furnace pathway to plan Deliver 95% of the FY2026 actions in the water stewardship priorities – water quality and context-based water targets Deliver FY2026 commitments outlined in Australian Reconciliation Action Plan and Canada Indigenous Partnership Plan Improvement on high potential injury frequency rate from FY202519 Develop and implement training and tools on community co-creation All in-scope BHP operated assets assessed and complete external verification against the relevant Towards Sustainable Mining (TSM) Protocols25 Short-term milestones FY2027 Continue to progress execution of proof-of-concept trials for battery-electric equipment at WAIO Achieve 100% renewable electricity at BMA based on forecasted operational electricity demand Complete the Escondida Boiler Diesel Displacement project Progress modified blast furnace and direct reduced iron-electric smelting furnace pathways to plan 42% of Healthy environment goal hectares in plan11 or under conservation, restoration or regenerative practices. 6 Healthy environment goal projects (in total) with formal Indigenous and/or community engagement or partnership plans 3 assets (in total) with natural capital accounts Deliver commitments outlined in the co-designed Australia Reconciliation Action Plan, the Canada Indigenous Partnerships Plan and the Chile Indigenous Peoples Plan Establish cultural diversity baseline High potential injury frequency rate year-on-year improvement19 Develop outcomes-based indicators for local community programs in key themes Progress Consolidated Mining Standard Initiative (CMSI) transition at in scope operated assets26 Expand impact project to cover greater representation of high-risk suppliers Financial Statements Additional Information 45 Social value scorecard footnotes 1. With widespread adoption expected post 2030. 2. For the definition of the terms used to express these positions, including ‘target’, ‘goal’, ‘net zero’, ‘carbon neutral’ and ‘operational GHG emissions’ refer to Additional information 10.4. For more information on the essential definitions, assumptions, GHG emissions boundaries, measurement approach and adjustments for our targets and goals, refer to Sustainability Report 5.2 Climate-related targets and 7 Basis of preparation, interpretation and GHG emissions calculation methodology. 3. Baseline year and performance data adjusted; for the adjustments we make, refer to Sustainability Report 5.2 Climate-related targets. 4. CY2008 was selected as the baseline year for this goal to align with the base year for the International Maritime Organisation’s CY2030 emission intensity goal and its corresponding reasoning and strategy. Baseline and performance data adjusted; for the adjustments we make, refer to Sustainability Report 5.2 Climate-related targets. 5. Excluding in-kind contributions. For more information on removal of this metric from the key metrics for FY2027, refer to the BHP ESG Standards and Databook 2026 Social value scorecard tab available at bhp.com/ESGSD2026 6. It may include areas we stewarded for a period between FY2023 and FY2030 but have relinquished to a third party with the requisite expertise, and under conditions that create a high likelihood of durability of ongoing conservation, restoration or regenerative management practice. 7. Excludes areas held under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 8. During FY2026, BHP updated the wording of the Healthy environment goal and one associated key metric. This scorecard includes the revised wording for the goal and metric (including for our FY2026 scorecard performance). For more information on the updates and the reason for them refer to OFR 9.9. 9. The percentage metric measures progress towards having an area approximately equivalent to 30 per cent of the land and water stewarded by BHP as at FY2023 (excluding areas held under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations) under conservation, restoration or regenerative practices by FY2030. For more information refer to the BHP ESG Standards and Databook 2026 Social value scorecard tab available at bhp.com/ESDG2026 10. Natural capital accounts are a way to measure the amount, condition and value of environmental assets in a given area. They help describe changes in ecosystems and how these impact wellbeing and economies. 11. ‘In plan’ refers to Healthy environment goal hectares that have progressed from opportunity identification into project development, including management planning and Indigenous and/or community engagement. These hectares are not yet under a formal management plan. For more information refer to OFR 9.9. 12. Point in time data at 30 June 2026. 13. 9.3 per cent refers to Indigenous employee participation at Minerals Australia operations. Total Indigenous employee participation in Australia, including non-operational roles, was 8.5 per cent at 30 June 2026. 14. 20.2 per cent refers to Indigenous employee participation at Minerals Americas potash operations in Canada. 15. 11.7 per cent refers to Indigenous employee participation at Minerals Americas operations in Chile. 16. We have published regional Indigenous Peoples Plans in Australia, Canada and Chile. For more information refer to OFR 9.8. 17. The relationship health assessment is intended to be conducted every three years. Indigenous partners who participated in the relationship health assessment project in FY2024 considered and provided feedback on social, cultural and commercial aspects of their relationship with BHP and provided a rating on the present health of their relationship with BHP, which was reported in our FY2024 social value scorecard. We plan to report again against this metric in FY2027. 18. Cultural diversity in our workforce will be measured based on our substantive progress towards reflecting the cultural diversity of the societies where we operate. 19. High potential injury frequency rate is the number of employee and contractor high potential injuries per 1 million hours worked and is measured by year-on-year improvement. 20. Community programs delivered in partnership with local communities and focused on the education and skills required to enable communities to remain resilient beyond our direct involvement, including workforce and vocational pathways as well as community leadership, self-governance and co-creation capability. Some program participants may join the BHP workforce on completion of the program. 21. This includes contribution to suppliers, wages and benefits for employees, dividends, taxes, royalties, other payments to governments and our voluntary social investment. For more information refer to the BHP Economic Contribution Report 2026 available at bhp.com/ECR2026 22. A ‘credible responsible production and sourcing standard’ refers to one that is internationally recognised spanning multiple regions as outlined in our Value chain sustainability webpage available at bhp.com/sustainability/value-chain-sustainability. All of BHP’s applicable producing operated assets have been assessed with external verification against a credible responsible production and sourcing standard, noting NSWEC, Western Australia Nickel and former OZ Minerals Assets are not in the scope of this metric for FY2026. 23. BHP’s ethical trade audit program is managed as part of our broader Ethical Supply Chain and Transparency Framework. For more information on this framework and associated activities, including baseline data, refer to the BHP Group Modern Slavery Statement 2026 available at bhp.com/MSS2026 24. The pilot impact project involves partnering with an NGO to deliver programs within our supply network designed to promote responsible recruitment and improve labour monitoring, worker voice and access to grievance mechanisms. 25. ‘In-scope’ BHP operated assets (relating to the FY2026 milestone) refers specifically to Australian assets as defined under the Minerals Council of Australia (MCA) membership commitment. For more information refer to the MCA Membership Commitment available at minerals.org.au. This excludes Western Australia Nickel operations, which remained in temporary suspension in FY2026 and so did not go through assessment and verification. For more information refer to the BHP ESG Standards and Databook 2026 Mining Standards tab available at bhp.com/ESGSD2026 26. ‘In scope’ BHP operated assets (relating to the FY2027 milestone) refers to BHP operated assets in production excluding BHP operated assets under care and maintenance or planned for closure which would not go through assessment and verification. For more information refer to the BHP ESG Standards and Databook 2026 Mining Standards tab available at bhp.com/ESGSD2026

46 BHP Annual Report 2026

9 Sustainability continued

9.4 People

Our global workforce is central to our performance and long-term success.

Building capability and an enabled culture

We invest in our people to build capability and drive stronger performance. We provide early career and training pathways, including maintenance and production traineeships and apprenticeships, and continue to invest in professional talent through our intern and graduate programs. We also deliver leadership development programs and forums to strengthen leadership capability across our business.

We seek regular feedback from our employees and contractors through twice-yearly engagement and perception surveys. In March 2026, we had an 87 per cent employee response rate, with 83 per cent of surveyed employees responding favourably to engagement questions (FY2025: 83 percent). For wellbeing questions, 88 per cent of surveyed employees responded favourably (FY2025: 88 per cent). Over 11,000 contractors also provided feedback, with 84 per cent of surveyed contractors responding that they feel safe working at BHP (FY2025: 86 per cent).

Safe, inclusive and respectful workplaces

We believe inclusion is the foundation of a safe, respectful and high-performing workplace, and we value diversity for the breadth of perspectives and experience it brings. Our Inclusion Position Statement reflects this commitment and guides our approach.

For more information on BHP's **Inclusion Position Statement** refer to our **Inclusion and diversity** page at bhp.com/careers/inclusion-diversity

Gender representation[1,2,3]

At 30 June 2026, women represented 41.5 per cent of our employee workforce, an increase of 0.2 percentage points compared to the end of FY2025. In FY2026, 47.4 per cent of new hires were women.

We are also committed to improving the gender representation at all levels of BHP taking into account applicable local law. In FY2026, we set a measurable objective for achieving a year-on-year increase of women in leadership roles in Minerals Australia operations. At 30 June 2026, women represented 32.5 per cent of leadership roles in Minerals Australia, an increase of 3.5 percentage points compared to the end of FY2025. Across BHP, 39.3 per cent of people leaders were women, while senior executives included 42.1 per cent women.

Equitable pay is critical to achieving gender equality. We continue efforts to reduce the risk of systemic bias and deliver equitable pay for like-for-like roles. Employee remuneration data, including gender breakdowns, is disclosed in the BHP ESG Standards and Databook 2026, available at bhp.com/ESGSD2026.

Indigenous employment

Indigenous employee participation is a key commitment we have made in every significant operating region. In FY2026, Minerals Americas operations in Chile increased their Indigenous employee participation to 11.7 per cent, having achieved their target of 10 per cent in FY2024, and in our Canada potash operations, Indigenous employee participation reached 20.2 per cent, achieving the FY2026 target of 20 per cent. In Minerals Australia operations, we achieved the measurable objective set for FY2026 of 9.3 per cent and we are progressing towards our FY2027 target of 9.7 per cent (see the below infographic).

Indigenous employee participation[1,2]

Time period	Target %	30 June 2026 %	YoY increase %
Minerals Americas operations employees in Chile			
By end of FY2025	10.0	11.7	1.2
Minerals Australia operations employees in Australia			
By end of FY2027	9.7	9.3	0.3
Canada potash operations employees in Canada			
By end of FY2026	20.0	20.2	2.4

1. Point in time data at 30 June 2026.
2. Indigenous employee participation overall in Australia at 30 June 2026 was 8.5 per cent, including Minerals Australia operations at 9.3 per cent Indigenous, and non-operational locations at 2.4 per cent Indigenous.

Disability

Globally, we continued to progress our Disability Action Plan 2025–2027. In Chile, people with a disability represented 2.8 per cent of our workforce (as at 30 June 2026). Chilean legislation requires at least 1 per cent representation.

For more information on BHP's **Disability Action Plan** refer to our case study at bhp.com/news/case-studies/2025/08/empowering-abilities

Employee relations

In Australia, recent industrial relations legislative reforms, including changes to enterprise bargaining and regulated labour hire arrangement orders, continued to impact BHP during FY2026.

Enterprise bargaining and union activity increased during FY2026, particularly in the Pilbara. Negotiations commenced for an enterprise agreement covering BHP's operations at Port Hedland in Western Australia. Unions also lodged five Majority Support Determination applications, and union officials exercised rights of entry to workplaces at high levels. No production or operational time was lost as a result of protected industrial action during FY2026.

Gender composition of employees, leaders and the Board[1,2,3]


Employees
People leaders
Executive Leadership Team
Board members
FY2026
58.5%
41.5%
60.7%
39.3%
50%
50%
60%
40%
FY2025
58.7%
41.3%
63.5%
36.5%
50%
50%
56%
44%
FY2024
62.9%
37.1%
68.3%
31.7%
50%
50%
60%
40%
Male
Female

1. Based on a 'point in time' snapshot of employees as at 30 June 2026, including employees on extended absence. Contractor data is collected from internal organisation systems and averaged for a 10-month period, July 2025 to April 2026.
2. Based on a 'point in time' snapshot of employees as at 30 June 2026, including employees on extended absence, as used in internal management reporting.
3. New hires are based on a 12-month period from 1 July 2025 to 30 June 2026. 'People leaders' are defined as employees with one or more direct reports. 'Senior executives' are defined as employees in the Executive Leadership Team (ELT) and direct reports to the ELT in grade 15 and above roles.

Operating and Financial Review Sustainability Report Governance Subsequent to 30 June 2026, a small number of employees at Port Hedland exercised their right to participate in protected industrial action, organised by the Australian Manufacturing Workers’ Union, the Electrical Trades Union and the Australian Workers’ Union. Bargaining remains underway into FY2027 and progress continues to be made. During the year, the Fair Work Commission issued Regulated Labour Hire Arrangement Orders requiring Operations Services to pay no less than BMA Enterprise Agreement 2022 rates of pay at BMA’s Goonyella Riverside, Peak Downs and Saraji mines. BHP sought judicial review of the decision and in April 2026 the High Court of Australia refused special leave to appeal, concluding the appeal process in respect of the matter. Payments to affected employees are being made in accordance with the Fair Work Commission Orders. BHP was also served with a representative proceeding in the Federal Court of Australia regarding work arrangements for public holidays. The claim was filed on behalf of Operations Services employees who performed shiftwork between 23 December 2019 and 31 March 2023 across Minerals Australia. The proceeding remains at an early stage. Minerals Australia participated in seven collective bargaining processes in total and concluded one enterprise agreement. As at 30 June 2026, 25 enterprise agreements were in operation, with four subject to bargaining, including the BMA Enterprise Agreement 2022 which covers employees at BMA’s Goonyella Riverside, Peak Downs and Saraji mines. Bargaining also commenced for three new agreements. For more information on bargaining refer to the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026 Companies in Minerals Americas participated in one collective bargaining process in FY2026. We also continued to monitor and implement applicable labour reforms, including pension reform and the gradual transition to the 40-hour work week. Further major labour reforms are expected to stall in Congress following the change of government resulting from the December 2025 election. In October 2025, the BHP union federation (FESIN-BHP) was formed bringing together Union No.1 of Minera Escondida and Spence Workers, and Union No. 2 of Supervisors and Staff of Minera Escondida and Minera Spence. In April 2026, BHP CAS Union (representing specialists at the Santiago remote operations centre) also joined the BHP union federation. In addition, Union No 1 is seeking a declaration from the Chilean Labour Court that certain of our employing entities be treated as a single employer for labour law purposes. We continue to defend that proceeding, which remains at an early stage. Payroll review Remediation of identified pay issues In FY2023, we identified and disclosed two issues with certain allowances and entitlements affecting some current and former employees in Australia. We are sorry that this happened and we remain committed to making this right. The first issue involved certain employees having leave incorrectly deducted on public holidays. Remediation of affected employees is more than 95 per cent complete and we expect to close out remediation of this issue in FY2027. The second issue involved certain employees at WAIO in Port Hedland who are entitled to additional allowances. We have completed remediation for this issue. In 2023, we self-reported these issues to Australia’s Fair Work Ombudsman (FWO). In April 2026, BHP received a Notification of Outcome confirming the FWO has completed its investigation into these two issues and does not intend to take any further action at this time. BHP has been issued with a caution and the FWO has advised the matter regarding the two issues is now finalised. For more information refer to bhp.com/payroll-review During the year, we continued to improve our global pay governance and control environment, aligned with the Pay Compliance Standard we launched in May 2025. We delivered enhancements across end-to-end pay processes, systems and data. We are also continuing our historical pay assurance work across our Australian operations and are conducting further remediation where necessary. Based on currently available information, remediation costs remain as reflected in the Group’s FY2023 financial results. Our engagement with the FWO and other relevant government agencies will continue as this program progresses. Financial Statements Additional Information 47 9.5 Health We set minimum standards to identify, assess and manage health risks and their potential impacts on our workforce. Occupational exposures BHP seeks to eliminate or reduce occupational exposures so far as reasonably practicable through a structured health risk management approach. Health hazards are identified and risks assessed having regard to exposure limits protective of workers health. This is supported by a comprehensive program of personal monitoring and the ongoing implementation and verification of controls as we continue to optimise exposure reduction. Control implementation is guided by the hierarchy of controls, with priority given to source-based exposure reduction before reliance on administrative controls and personal protective equipment (PPE). We continue to actively seek opportunities to verify and strengthen the effectiveness of controls through innovation and optimisation. Recent initiatives include trials of microbial binding agents at Spence to agglomerate dust and reduce potential respirable crystalline silica (RCS) exposure, the increased use of real-time air monitoring to verify RCS control effectiveness at Spence and the optimisation of welding fume capture through on-torch extraction and local exhaust ventilation at BMA. While current control arrangements, including mandatory powered air purifying respirators use, are designed to reduce welding fume exposure, the focus remains on the optimisation of higher-order engineering controls that capture or reduce welding fume at the source. In FY2026, the number of employees and contractors potentially exposed to diesel particulate matter (DPM) and respirable crystalline silica (RCS) decreased by 26 per cent compared with FY2025 (see below infographic). This was primarily due to monitoring-led refinement of exposure groups at Copper South Australia operations, reducing the number of workers potentially exposed above the occupational exposure limit (OEL) for RCS by 44 percent and DPM 9 per cent. At Escondida, RCS potential exposure was reduced by approximately 21 per cent through a series of engineering and operational controls, including water and air line standardisation, dust suppression upgrades, and increased use of remote operations. At Spence, RCS potential exposure decreased by approximately 31 per cent following engineering improvements to the dust collection system and administrative changes to work allocation. No employees or contractors were potentially exposed to coal mine dust above the OEL in FY2026 as has been the case since FY2021. Exposure numbers reflect potential exposure and do not account for protection provided by appropriate respiratory protective equipment (RPE). Potential exposure reduction trend over time1,2 1,500 1,200 900 600 300 0 FY2022 FY2023 FY2024 FY2025 FY2026 Silica exposures DPM (diesel) exposures Coal mine dust exposures 1. Occupational exposure data is presented without considering the protection provided by the use of respiratory protective equipment (where required as outlined in the Health and Hygiene Global Standard). The data excludes business and asset projects. 2. As of FY2021, the OEL limit for coal dust was reduced to 1.5 mg/m³ compared to 2.0mg/m³ in previous years. For more information on BHP’s occupational illness health metrics, including TROIF, refer to OFR 1 Safety. For supporting data, including on coal mine dust lung disease cases and potential occupational exposures, refer to the BHP ESG Standards and Databook 2026 at bhp.com/ESGSD2026

48 BHP Annual Report 2026 9 Sustainability continued Psychosocial harm BHP has embedded psychosocial risk management within its broader approach to risk management. Our ongoing focus is on prevention, early intervention, and sustaining cultural performance. Psychosocial risks are managed locally by our assets and functions, supported by overarching enterprise governance and assurance. We take a prevention-focused approach with an emphasis on eliminating psychosocial risks so far as reasonably practicable. We focus on the early identification and management of psychosocial risks arising from hazards related to work design or management (such as workload, fatigue, leadership and organisational change), workplace interactions and behaviours (including bullying, racial and sexual harassment and assault), work environment, and plant and equipment. In FY2026, we: uplifted our identification and management of psychosocial risks. established a global forum to build internal capability through shared learnings and improvement opportunities to help strengthen our management of psychosocial risk tested the effectiveness of our psychosocial risk controls through a range of assurance activities. Reports of sexual and racial harassment Reports of sexual harassment and racial harassment are investigated by our Ethics and Investigations team, a business unit independent of our operations. There was an 11 per cent decrease of reports of sexual harassment from 429 in FY2025 to 380 in FY2026, and a 17 per cent decrease of reports of racial harassment from 103 in FY2025 to 86 in FY2026.1 In FY2026, 56 per cent of sexual harassment reports and 57 per cent of racial harassment reports received through BHP’s misconduct reporting channels were logged by managers or leaders on behalf of the workforce. During FY2026, 113 reports of sexual harassment,2 compared to 102 in FY2025 were established following investigation across BHP’s global operations, including conduct on-site, off-site and in offices.3 In addition, 27 reports of racial harassment, compared to 24 in FY2025 were established. 109 individuals responsible for sexual harassment and 22 responsible for racial harassment had their employment terminated (or were removed from site if a contractor) or resigned. Of the 113 established sexual harassment cases: nil involved sexual assault 38 involved sexualised and indecent touching 18 involved sexually aggressive comments, stalking, grooming or image-based harassment 56 involved other forms of sexual harassment, including sexualised conversations or jokes 1 also involved gender-based harassment nil also involved creating a hostile work environment based on sex People who may have been impacted by sexual harassment or racial harassment are offered specialised support by the Ethics Support Service. The response is guided by the impacted person’s preferences and the nature and severity of the alleged misconduct and may include investigation, training, mediation, facilitated conversations and line leader intervention. In FY2026, 71 sexual harassment and 25 racial harassment reports were resolved through non-investigative resolution pathways. A further 104 sexual harassment and 21 racial harassment reports were not investigated due to insufficient information or the wishes of the impacted person, including anonymous reports or where the impacted person chose not to participate. Senior leadership and the Risk and Audit Committee of the Board receive reports with de-identified data on the number of complaints, nature of complaints, investigations and other resolution pathways, outcomes and timelines. 1. FY2025 and FY2026 data includes all former OZ Minerals Australian assets and OZ Minerals Brazil assets. 2. Sexual harassment is, as defined in the Australian Sex Discrimination Act 1984 (Cth), an unwelcome sexual advance, unwelcome request for sexual favours or other unwelcome conduct of a sexual nature, in circumstances where a reasonable person, having regard to all the circumstances, would have anticipated the possibility that the person harassed would be offended, humiliated and/or intimidated. Sexual harassment encompasses a range of conduct, including displaying sexually graphic images, sexually suggestive comments, suggestive or inappropriate looks, gestures or staring, non-consensual touching or acts of a sexual nature and sexual assault. We note the definition of sexual harassment may vary in different jurisdictions. 3. This figure includes cases opened in FY2026 or earlier and closed in FY2026. 4. This excludes reports not containing a business conduct concern. 5. This excludes reports logged by leaders on behalf of others. 9.6 Ethics and business conduct Our conduct Our Code of Conduct (Our Code) applies to everyone who works for us, with us or on our behalf, including suppliers. Regular mandatory training on Our Code is undertaken by employees and contractors. Breaching Our Code is considered misconduct and grounds for disciplinary action, up to and including termination of employment. BHP treats reports of business conduct concerns with appropriate confidentiality and prohibits any kind of retaliation against people who make or may make a report (including reports to regulators), or who cooperate with an investigation. All forms of retaliation are considered misconduct. We have policy and process documents to support a ‘safe to speak up’ culture, including our BHP Whistleblower Policy. Our Code is available in five languages and available at bhp.com/about/operating-ethically/our-code Our BHP Whistleblower Policy sets out additional information, including protections available to people who make eligible disclosures under Australian law, and is available at bhp.com/-media/documents/ ourapproach/operatingwithintegrity/taxandtranspa/rency/240523_ bhpwhistleblowerpolicy Employees and contractors can raise their concerns through a number of channels (including anonymously) or through leaders. Anyone, including external partners, stakeholders and the public, can lodge a concern in the form of a report, either online in our channels to raise misconduct concerns or via a 24-hour, multilingual call service. In FY2026, 2,563 reports were received into BHP’s channels for raising misconduct concerns.1,4 Of these: 40 per cent were raised by leaders on behalf of someone else. Of the cases raised directly, 43 per cent were made anonymously.5 Of the reports closed during FY2026, 36 per cent contained one or more established allegations.3 For more information on BHP’s Minimum requirements for suppliers refer to bhp.com/suppliers Business conduct concerns raised in FY20261,4 Disrespectful behaviours (including harassment and bullying) (1,139) 44.4% Health, safety or environment breach (430) 16.8% Sexual harassment (380) 14.8% Fraud (279) 10.9% Cybersecurity, data privacy or intellectual property breach (127) 5.0% Racial harassment (86) 3.4% Discrimination (74) 2.9% Other* (48) 1.8% * Other: This includes issues such as retaliation for speaking up; failure to report Code of Conduct breach; consensual relationship with power imbalance; Attempting to identify an anonymous reporter, ask a question; improper political or governmental conduct. Anti-corruption We are committed to contributing to the global fight against corruption in the resources industry. Group Compliance operates independently of our assets and regions. Our Vice President of Group Compliance reports quarterly to the Board Risk and Audit Committee on compliance issues and meets at least annually with the Risk and Audit Committee Chair. We manage corruption risk through our anti-corruption framework and allocate resources based on risk. Our Group Compliance team conducts third-party due diligence and training, performs transaction monitoring utilising data analytics and AI, provides subject matter-specific input and support for non-operated joint ventures through relevant joint governance processes consistent with BHP’s role as a shareholder, and conducts risk assessments for our operated assets and functions. Identifying, assessing and managing corruption risk associated with growth opportunities remains a significant focus area. For more information on our ethics and business conduct refer to bhp.com/ethics For more information on how BHP manages anti-corruption risk refer to the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026

Operating and Financial Review Sustainability Report Governance 9.7 Community We strive to make a positive contribution to the communities where we operate and to understand, minimise and manage any adverse impacts from our activities. In FY2026, we continued to build our understanding of co-creation across our business, a milestone in our social value scorecard. Co-creation brings partners together to integrate resources, knowledge and networks to address shared challenges and achieve improved outcomes for all. More than 100 BHP employees across our operated assets and functions participated in a co-creation training program to understand how they can incorporate more inclusive engagement and strengthen community participation in their work. As our co-creation capability matures, measurement under the Thriving, empowered communities pillar of our social value scorecard is shifting from co-creation processes to outcomes focused on the education and skills required to enable communities to remain resilient beyond our direct involvement. Over time, this is expected to support stronger workforce and vocational pathways, enhanced community leadership, self-governance and co-creation capability. To strengthen our management of impacts on communities and Indigenous peoples, in FY2026 we implemented a globally consistent methodology to assess risks across our operated assets. Referred to in FY2025 as community and human rights impact and opportunity assessments, and completed across all operated assets in FY2026, these assessments provide a comparable view of risk exposure and support earlier identification and prioritisation of adverse impacts. As the results are progressively integrated into asset- and Group-level risk frameworks, they are expected to support more informed and consistent decision-making, strengthen control effectiveness and improve impact prevention. Community concerns, complaints and grievances In FY2026, our operated assets globally received 95 concerns, complaints and grievances from communities. This represents a 14 per cent decrease compared with FY2025. This decrease was due to reductions at BMA and Metals Exploration due to reduced activity and the focus at our Jansen potash project on responding to blasting and road and rail complaints. The most frequent themes in FY2026 continued to be blasting, road and rail, and employee and contractor conduct and behaviour. We seek to resolve and, where appropriate, remedy adverse impacts on community members that we have caused or contributed to through our operations. In FY2026, we continued to improve the accessibility of grievance mechanisms, and the consistency of reporting and investigation, through clearer guidance, targeted training and system enhancements. These improvements are designed to enable community members to raise concerns more easily, support more timely and consistent resolution and improve visibility of root causes to help prevent recurrence. Community concerns, complaints and grievances 29 20 13 7 7 5 4 4 3 21 Total 95 Conduct/behaviour Infrastructure Noise Blasting Water Environment Road/rail Lighting Spill/contamination Dust Other Additionally, in FY2026, BHP received an enquiry from the United Nations Office of the High Commissioner for Human Rights (OHCHR) Special Procedures relating to our investment in Antamina, a non-operated joint venture, to which we have responded. The enquiry raised certain human rights and community matters associated with Antamina’s operations. For more information on our social value scorecard refer to OFR 9.3 For more information on the results of community risk assessments, engagement with communities and our management of impacts on communities where we operate refer to the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026 Financial Statements Additional Information 49 9.8 Indigenous peoples Operating on or near Indigenous peoples’ traditional lands brings responsibility and opportunity. We respect Indigenous peoples’ right to consultation and recognise ‘free, prior and informed consent’ (FPIC) as an important process to safeguard their collective rights. Indigenous partnerships In FY2026, we continued to pursue our Indigenous Peoples Policy Statement commitments, including seeking FPIC for proposed new operations and capital projects that may potentially impact Indigenous peoples. As reported in FY2025, we ‘partially met’ our FY2025 short-term milestone that ‘Indigenous voices and perspectives are incorporated into co-designed priorities in each region’, with two of the three countries in which we operate (Australia and Canada) publishing a co-designed regional Indigenous Peoples Plan (IPP) that incorporates the voices and perspectives of Indigenous peoples. In FY2026, we achieved this milestone through the development and implementation of the Chile IPP for FY2026–FY2030. To support this development, we established an Indigenous Advisory Panel in Chile of seven external members to provide strategic and technical input into plan development and implementation. The Chile IPP is structured around the strategic pillars of community governance, transparency and participation, employability and economic empowerment and strengthening cultural heritage. We also introduced co-created social performance indicators and targeted engagement with communities, employees and industry to enable systematic monitoring of the effectiveness of the Chile IPP and ongoing feedback. In Minerals Australia, we continued to implement our sixth Reconciliation Action Plan (RAP) during FY2026, with progress achieved across Indigenous employment pathways, leadership development, procurement and cultural capability. All targets under each RAP pillar are on track for delivery by FY2027. In Canada, we continued to implement our Canada IPP during FY2026, with progress through structured, agreement-based engagement with six First Nations communities. Formal Opportunity Agreements and ongoing partnership mechanisms with participating First Nations communities support structured engagement, economic participation and long-term community development, with outcomes including housing, education and culture initiatives and strengthened relationships as Jansen transitions towards operations. Regional FPIC Implementation Plans were developed during FY2026 as the primary mechanism to operationalise the processes through which we seek FPIC. These plans are specific to proposed new operations and capital projects and complement the broader partnership objectives of the IPPs. We are strengthening governance for these plans through clearer integration into our business processes related to capital projects. We also continue to strengthen internal standards, tools and governance to support effective identification, assessment, response and assurance with respect to Indigenous peoples’ risks and impacts across capital projects and operations. This includes the Indigenous Peoples Risk Assessment process referenced in FY2025, which continues to be piloted and refined. Agreement-making remains a central component of our approach to respecting Indigenous peoples’ interests and rights, while recognising that its effectiveness depends fundamentally on the strength, continuity and quality of our underlying relationships with Indigenous peoples. In FY2026, we continued to improve our approach by embedding FPIC principles more consistently in agreements, including greater use of co-design consultation protocols, clearer governance pathways, and mechanisms to support ongoing consent over time. We are also progressing a more consistent approach to how agreements are implemented and integrated into broader business processes. This work is ongoing, and we continue to advance negotiations with Indigenous peoples. In our plans, partnerships and agreements, we continue to respond to the feedback received from the FY2024 inaugural assessment of the health of our relationships with a range of Indigenous partners. Since this assessment we have focused on deepening and strengthening our engagement and incorporating Indigenous partner feedback into our plans. While progress has been made, challenges remain, including navigating complex and diverse Indigenous rights and governance contexts, addressing historical issues and trust deficits, and working through evolving expectations and tensions that can arise during agreement negotiations and implementation. The next assessment is scheduled for FY2027.

50 BHP Annual Report 2026 9 Sustainability continued In FY2026, we maintained partnerships with Indigenous businesses across all operating regions. Compared with FY2025, our direct global spend with Indigenous businesses increased by 18 per cent and totalled US$1,007 million across 285 vendors, comprising Australia US$583 million, Canada US$381 million and Chile US$41 million. For more information on Indigenous engagement and agreements for our operated assets and our management of impacts on Indigenous peoples where we operate refer to the BHP ESG Standards and Databook 2026 at bhp.com/ESGSD2026 For more information on Indigenous employee participation refer to OFR 9.4 For more information on our regional Indigenous Peoples Plans refer to bhp.com/sustainability/Indigenous-peoples 9.9 Nature and environmental performance Managing nature-related risks and opportunities, including biodiversity and environmental performance, is an important strategic issue for BHP, and supports our nature-related and social value goals, and ability to create long-term value. For more information on oversight of nature and environmental performance by management and the Board refer to the Nature and environmental performance page at bhp.com For more information on environmental risk refer to OFR 6 Nature-related goal and targets Our 2030 Healthy environment goal is to contribute to global nature-positive action by having at least 2 million hectares of land and water we steward1,2 under conservation, restoration or regenerative practices by FY2030. This is an area approximately equivalent to 30 per cent of the land and water we stewarded2 as at FY2023. In doing so we will take into account areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities. To support delivery of the Healthy environment goal, projects will typically progress through three phases: opportunity identification, project development (where projects are considered ‘in plan’) and formal management, where areas are managed under a formal management plan that includes conservation, restoration or regenerative practices. Project development includes engagement and partnership planning with Indigenous peoples and/or local communities, recognising that establishing shared objectives and stewardship approaches is an important foundation for supporting durable outcomes over time. Voluntary action on nature is a dynamic and fast-evolving area, and we continue to monitor developments. Since we set our Healthy environment goal in 2022, the concept of ‘nature positive’ has continued to develop, including through updates to external definitions, such as the Nature Positive Initiative definition adopted by the Taskforce on Nature-related Financial Disclosures (TNFD) and through the publication of relevant industry frameworks, such as the ICMM Nature Position Statement. We have updated the wording of our Healthy environment goal and one of its metrics to reflect this evolution, including recognition that ‘nature positive’ is a global, collective effort to which BHP can contribute. We have also made our Healthy environment goal more transparent by setting a fixed area of at least 2 million hectares under conservation, restoration or regenerative practices as the goal, replacing the less tangible wording of ‘at least 30 per cent’. We selected this figure as the equivalent to approximately 30 per cent of the land and water we stewarded in FY2023, being the first performance year of our 2030 goals. The FY2023 stewardship footprint, used as the basis for this equivalency, includes former OZ Minerals Australian assets (acquired in May 2023) and BMA’s Daunia and Blackwater operations (divested in April 2024). We have updated the wording of one of the key metrics for the Healthy environment goal in our social value scorecard to reflect this change. Our overarching objective remains to contribute to global nature-positive action, with the level of ambition reflected by our goal unchanged. While BHP currently stewards all lands and waters that contribute towards our Healthy Environment goal, we recognise that the optimal outcomes for nature in some circumstances may be achieved where an area is transferred to its most appropriate stewards of the conservation, restoration or regenerative practices, such as Indigenous groups, government bodies or specialist conservation organisations. Accordingly, in pursuing the Healthy environment goal, we may relinquish land or water stewarded by BHP between FY2023 and FY2030 where this would support stronger and more durable long-term conservation, restoration and regenerative practices. We have also adjusted the focus in the original wording of the goal on areas of ‘highest ecosystem values’ to taking into account those values to enhance opportunities for Indigenous and community participation. Our context-based water targets (CBWTs) are informed by independent Water Resource Situational Analyses (WRSAs), which identify shared water challenges and priority water-related risks at a catchment level, together with our own risk assessments. CBWTs are developed at an asset level and include milestones to track their achievement by FY2030. We released the WRSA for one of our legacy assets, Elliot Lake, in FY2026. The Western Australia Nickel (WAN) CBWT and milestones have been removed due to changes in regional catchment governance since the CBWT was set in FY2023. The Tjiwarl Aboriginal Corporation has entered into an Indigenous Land Use Agreement with the Western Australian Government, which includes the establishment of the Tjiwarl Water Study and a framework to develop a Tjiwarl Water Plan. As a result, the opportunity for WAN is to support governance initiatives led by the Tjiwarl Aboriginal Corporation rather than lead those initiatives as envisaged by the CBWT. Given WAN’s operations remain temporarily suspended, BHP has not established an alternative public CBWT for WAN at this time. WAN intends to continue to contribute to regional water stewardship through participation in the Northern Goldfields water working group, and by providing relevant data and technical input to support Tjiwarl-led water planning processes. Delivery of the Copper South Australia FY2030 CBWT milestone to cease abstraction from Wellfield A is dependent on the timing of the Northern Water Project, which is now expected to become operational from 2032. BHP continues to engage constructively with the South Australian Government to support delivery of Northern Water, which is expected to provide a long-term water supply solution for the region and support future Copper South Australia growth options. Our CBWTs and WRSAs can be found on the Shared water challenges page at bhp.com Key actions taken in FY2026 In FY2026, the area under conservation, restoration or regenerative practices increased by approximately 148,000 hectares compared to FY2025, to reach approximately 246,000 hectares. The increase was driven by the Jackboot nature project in South Australia. We also advanced selected Healthy environment goal project opportunities, through project development, working towards formal, adaptive management arrangements and on-ground action. We continued engagement with Traditional Owners on opportunities to progress Healthy environment goal projects. This included work on the Jackboot nature project in South Australia, where Arabana Rangers monitor feral animal activity and inform management planning. We delivered our first preliminary baseline natural capital account at BMA and developed a natural capital workflow, independently peer reviewed by Australia’s national science agency, CSIRO, to support consistent consideration of nature-related information in decision-making. Progress on FY2026 CBWT milestones is described in the table below. Water quality reviews have been completed across all operated assets to assess potential impacts to groundwater quality in surrounding aquifers. Findings are expected to be reviewed in FY2027. In FY2026, we focused on policy engagements aimed at improving environmental outcomes while supporting economic growth, investment and job creation. This included engaging directly, and through the Minerals Council of Australia and Business Council of Australia, with the Australian Government on reforms to the Environment Protection and Biodiversity Conservation Act 1999. We remain actively engaged. For information on the Jackboot nature project refer to the Copper South Australia, Healthy environment goal partnership case study at bhp.com/news/case-studies and the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026 1. It may include areas we stewarded for a period between FY2023 and FY2030 but have relinquished to a third party with the requisite expertise, and under conditions that create a high likelihood of durability of ongoing conservation, restoration or regenerative management practice. 2. Excludes areas held under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 51

Progress against FY2026 context-based water target milestones

	FY2030 target	Milestone and due date	Progress
BMA	Support equitable access to water in the Fitzroy Basin by making more water available for other users	**FY2024, ongoing** Make available unutilised[1] BMA water allocations to the temporary water trading market for each year from FY2024	This milestone was **completed** in FY2024 and continued in FY2025 and FY2026. 0.8 GL of water allocations was traded on the temporary water trading market in FY2026.
Copper South Australia	Contribute to conservation of the ecosystem function of the Great Artesian Basin (GAB) mound springs	**FY2024, ongoing** Implement a permanent daily abstraction limit on Wellfield A at 5 ML/d	This milestone was **completed** in FY2024 and continued in FY2025 and FY2026. Daily abstraction from Wellfield A remained below 5 ML/d throughout FY2026.
	Contribute to conservation of the ecosystem function of the GAB mound springs through direct conservation and research programs in the Arid Lands region	**FY2026** Increase public knowledge of the GAB by contributing BHP data to a South Australian centralised public GAB springs database	This milestone was **completed** in FY2026. A South Australian centralised public GAB springs database was not pursued by the South Australian Government and instead BHP contributed to other available public databases – including the Biological Database of South Australia, with data flowing from this database on to the Atlas of Living Australia.
Escondida	Improve the water efficiency in mining operations by 10 per cent at Escondida from the FY2022 baseline, aiming to optimise marine water use	**FY2026** Improve the water efficiency by 5 per cent at Escondida from the FY2022 baseline	This milestone was **completed** in FY2026. Water efficiency was improved by 8 per cent at Escondida from the FY2022 baseline.
Pampa Norte	Contribute to the collective preservation and restoration of the aquifers and associated wetlands in northern Chile through cessation of operational use of terrestrial water sources from water scarce areas	**FY2024, ongoing** Cease extraction of terrestrial water for Cerro Colorado operational use	This milestone was **completed** in FY2024 and continued in FY2025 and FY2026.[2]
	Improve the water efficiency in mining operations by 10 per cent at Pampa Norte from the FY2022 baseline, aiming to optimise marine water use	**FY2026** Improve the water efficiency by 5 per cent at Spence from the FY2022 baseline	This milestone was **completed** in FY2026. Water efficiency was improved by 7 per cent at Spence from the FY2022 baseline.[3]
Western Australia Iron Ore	At least 50 per cent of WAIO surplus water will be prioritised for beneficial use[4] to improve the sustainability of regional groundwater resources or generate social value	**FY2026** Install and commission additional capacity in the Central Pilbara for beneficial use[4] of surplus water (milestone is subject to external approvals)	This milestone was **partially met** in FY2026. Additional technical and environmental studies required to support regulatory approvals have been completed, and the environmental impact assessment has been submitted. Approval is anticipated in Q1 FY2027, following which installation and commissioning activities are expected to commence. While the overall project is progressing later than originally planned, partial benefits have been realised through commissioning of some scopes of work, increasing our surplus water for beneficial use[4] (returning water to nearby groundwater aquifers via recharge). Completion of this milestone is now expected in FY2029. This revised timing is not expected to impact WAIO's ability to meet its FY2030 CBWT for beneficial use of surplus water.
	By FY2026, in collaboration with others, we will establish a regional water data sharing solution to support catchment scale planning and management for the Pilbara	**FY2026** Establish a data sharing solution that supports catchment scale planning and management	This milestone was **completed** in FY2026. Delivery was enabled via the Shared Environment Analytics Facility (SEAF) project developed in partnership with the Western Australia Biodiversity Science Institute. The platform enables multiple mining operators to securely store, share and manage environmental data to support regional and catchment-scale planning and water management in a Pilbara catchment.

1. Some water allocations at BMA are not made available for sale 'in year' and are retained for strategic contingency purposes as 'carry over'. Unutilised 'carry over' is subject to ongoing assessment throughout the year as to what can be made available. At 30 June, any unused 'carry over' amounts are incorporated into the following financial year's 'in year' water for the total river scheme's announced allocations by the Resource Operator.
2. Cerro Colorado ceased extracting water from the Lagunillas borefield for operational use in December 2023. Some extraction was maintained to support replenishment of the Lagunillas wetland, which continued in FY2026, with approximately 630 ML extracted and reinjected.
   A small amount of terrestrial water (~5 ML during FY2026 or approximately 12 kL per day) has been supplied to the Cerro Colorado site for drinking water, sanitation and hygiene purposes by a local water utility since Cerro Colorado entered temporary care and maintenance in December 2023.
3. Data used for Spence's FY2022 baseline has been restated in the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026, to incorporate validated volumes from the commissioning period for a new concentrator, which was not fully captured in the original FY2022 reporting.
4. Beneficial use is water used in ways that contribute to environmental resilience, social benefit or economic growth. For example, water returned to aquifers to reduce pressure on regional groundwater resources; or transfer of surplus water to another operational use to avoid or reduce the need for additional natural water resources.

52 BHP Annual Report 2026 9 Sustainability continued Environmental settlement agreements In Chile, specific environmental settlement agreements relate to historical groundwater extraction activities at the Monturaqui, Lagunillas and Salar de Punta Negra systems. The implementation of these environmental settlements is ongoing, in accordance with court-approved frameworks and applicable regulatory processes. Delivery is overseen by the established governance bodies, and progress is periodically reported to the environmental court and relevant stakeholders. Specific actions delivered in FY2026 regarding the Monturaqui-Negrilar-Tilopozo settlement agreement include the establishment of the governance body overseeing the implementation of the agreement and conversion of Escondida’s water rights in the Monturaqui aquifer to a non-extractive (conservation) use. Under the Salar de Puntas Negras (SPN) settlement agreement progress was made during FY2026 on the implementation of Phase 1 activities, including the continued operation of the governance board and progress in the environmental, hydrological, ecological, and socio-cultural studies required to support the long-term management of the SPN Salt Flat. Phase 2 has been initiated within the governance board and is focused on the development of the SPN management plan, which will guide the implementation, monitoring and continuous improvement of the agreement’s conservation and restoration measures. FY2026 key actions under the Lagunillas settlement agreement included completion of field studies to support understanding of wetland evolution under climate change scenarios, progress on the carbon compensation program, advancement of the high-Andean wetland conservation initiative through the selection and assessment of potential sites, and implementation of a public environmental data platform to support transparency and stakeholder access to information. For information on the Samarco non-operated joint venture and financial impacts related to the tailings dam failure, refer to Financial Statements note 4 ‘Significant events – Samarco dam failure’ Key FY2026 nature and environmental performance insights As at 30 June 2026, BHP owned, leased or managed approximately 7.3 million hectares of land. Approximately 2 per cent (approximately 154,500 hectares) of this area is disturbed for mining operation purposes and approximately 13 per cent (approximately 22,600 hectares) of land we have disturbed is under rehabilitation. Total operational water withdrawals increased by 7 per cent in FY2026, from 429,660 ML in FY2025 to 461,520 ML. The increase was primarily driven by higher Type 3 desalinated seawater withdrawals at Escondida and higher Type 1 surface water withdrawals at BMA, reflecting increased runoff due to high intensity rainfall. Seawater, including third-party desalinated seawater supplied to Pampa Norte, continued to be the largest source of water withdrawn, representing 57 per cent of total withdrawals. This reflects our continued focus on reducing reliance on terrestrial water resources in Chile. At Pampa Norte, BHP’s only operated asset in a high or very high water-stressed area, withdrawals represented 7 per cent of total BHP withdrawals, consistent with FY2025. Absolute withdrawals were largely unchanged at 30,890 ML, compared with 30,790 ML in FY2025, and water reused or recycled increased by 15 per cent compared with FY2025. Total operational water discharges increased by 37 per cent in FY2026, driven by higher desalination-related discharges at Escondida and increased surface water discharges at BMA following significant rainfall events and the release of previously stored water. For more information on BHP’s environmental performance data, including progress on areas under conservation, restoration or regenerative practices, air emissions and fines, refer to the BHP ESG Standards and Databook 2026 at bhp.com/ESGSD2026 1. Adjusted means calculated to present the GHG emissions data for a time period (such as a baseline year or reporting year) as though relevant changes took effect from the start of that period even though they occurred during or not until after the end of the period. Unless expressly stated otherwise, relevant changes are all acquisitions, divestments and/or GHG emission calculation methodology changes. Where applied, such adjustments are intended to facilitate more meaningful comparability of performance across multiple years to enable a ‘like for like’ comparison. For our unadjusted GHG emissions data, see Sustainability Report 5 Metrics and targets. 2. Use of an RMF is required (if available) under the GHG Protocol Scope 2 Guidance that BHP refers to for the calculation of our market-based Scope 2 emissions, used in the measurement of our operational GHG emissions target and goal. 9.10 Climate change Global warming presents both physical and transition risks to our operations, value chain and the communities where we operate. Scientific evidence indicates that warming of the climate is unequivocal and human influence is clear, with impacts expected to intensify over time. We recognise our important role in supporting the transition to a lower carbon economy. Our current climate change strategy focuses on developing a portfolio of commodities to support the major global shifts shaping our world, reducing operational greenhouse gas (GHG) emissions (Scopes 1 and 2 emissions from our operated assets), supporting value chain GHG emissions (Scope 3 emissions) reductions, and managing climate-related risks and opportunities. Our disclosures and approach to reporting In August 2024, we published our second Climate Transition Action Plan (CTAP 2024) that included our GHG emissions targets and goals and strategy to pursue them, while recognising that our progress would not be linear. Certain aspects of our assumptions and plans have been updated, as outlined in our Annual Report 2025 and our Sustainability Report included in this Annual Report. The Sustainability Report, on pages 55 to 92 contains disclosures in accordance with the Australian Corporations Act 2001 and AASB S2. In accordance with the UK Listing Rules as set by the UK Financial Conduct Authority, we believe our disclosures are consistent with the four recommendations and 11 recommended disclosures of the Task Force on Climate-related Financial Disclosures (TCFD). The Navigating our TCFD disclosures table on page 53 sets out the TCFD’s recommended disclosures, grouped under the four recommendations, and where our aligned disclosures can be found within this Annual Report and the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026 (refer to the Our response column). The TCFD recommended disclosures for FY2026 that have been published in our ESG Standards and Databook is one metric used to meet two instances related to TCFD All Sector Guidance on Metrics and Targets paragraphs (a) and (b). This content has not been provided in this Annual Report as we use our ESG Standards and Databook to provide the more granular data related to our annual GHG emissions inventories. Given the global nature of our business, customers and supply chain, the development of our CTAP 2024 considered the goals of the Paris Agreement and the commitments and policy settings of relevant key jurisdictions at the time. Our global headquarters and some of our assets are located in Australia, which has a Long-Term Emissions Reduction Plan and legislated national targets to reduce Australia’s net GHG emissions by 43 per cent by 2030 and by 62–70 per cent by 2035, relative to 2005 levels, and to achieve net zero GHG emissions by CY2050. We continue to monitor and take into consideration the evolving policy and regulatory landscape applicable to our operations as part of the periodic review by management and the Board of the appropriateness of and our progress towards our GHG emissions targets and goals. Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) We have a medium-term target to reduce operational GHG emissions by at least 30 per cent by FY2030 from a FY2020 baseline, and a long-term goal to achieve net zero operational GHG emissions by CY2050. Progress against both our medium-term target and long-term goal will be measured on an absolute basis. Our medium-term target aims for a gross reduction in GHG emissions, while the long-term goal aims for a net reduction. For more information on our use of carbon credits refer to Sustainability Report 2 Performance against our operational and value change GHG emissions targets and goals and Sustainability Report 5 Metrics and targets For FY2026, operational GHG emissions were 9.4 MtCO2-e, representing a 33 per cent reduction from FY2020 baseline emissions (baseline year and performance data adjusted) and a 1 per cent increase compared to our FY2025 emissions (both adjusted1). We have transitioned to using a national residual mix factor (RMF) to calculate Scope 2 emissions at our Australian assets as we are required to do where an RMF is available.² The change resulted in an adjustment to our historical operational GHG emissions inventory by applying the RMF to the non-renewable grid electricity consumption for the Australian assets; applying this adjustment to our FY2025 emissions inventory results in a 34 per cent reduction compared to the FY2020 baseline (previously reported as 36 per cent).

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 53

In FY2026, we had stable emissions performance at WAIO and Escondida and lower emissions at Western Australia Nickel compared to FY2025 due to it being in temporary suspension. Higher emissions at BMA were driven by higher material movement and more methane-intensive mining areas. At NSWEC operational GHG emissions increased relative to FY2025 reflecting higher production and a revised emissions model at NSWEC.

For more information on our FY2026 social value scorecard milestones, performance highlights and GHG emissions calculation methodology refer to **Sustainability Report 2 Performance against our operational and value change GHG emissions targets and goals**, **Sustainability Report 5 Metrics and targets** and **Sustainability Report 7 Basis of preparation, interpretation and GHG emissions calculation methodology**

Based on our current operational GHG emissions forecast for FY2030 and methodologies for GHG emissions accounting, we are on track to achieve our medium-term target through a combination of structural abatement initiatives and renewable electricity procured through PPAs. The majority of reductions required to meet our medium-term target are expected to be delivered through Scope 2 electricity emissions abatement. Our approach to meeting our medium-term target and our long-term goal remains aligned with the areas of focus we set out in CTAP 2024. Our assessment of progress against the medium-term target is subject to uncertainties and varies depending on underlying assumptions. Our analysis shows that we still have much to do, and we continue to expect progress towards our medium-term target and long-term goal to be non-linear.

For more information on the essential definitions, assumptions, GHG emissions boundaries, measurement approach and adjustments for our operational GHG emissions inventory, targets and goals refer to **Sustainability Report 5 Metrics and targets** and **Sustainability Report 7 Basis of preparation, interpretation and GHG emissions calculation methodology**

Operational GHG emission reduction projects are incorporated into our corporate planning processes, including mining plan reviews. For FY2026, our incremental capital expenditure, operating expenditure and lease payments on initiatives associated with operational GHG emission reductions was approximately US$65 million.

For more information on initiatives impacting our operational GHG emissions and FY2026 actions and performance against our targets and goals refer to **Sustainability Report 2 Performance against our operational and value chain GHG emissions targets and goals**

For more information on the current and anticipated financial effects of BHP's strategy for managing climate-related risks and opportunities refer to **Sustainability Report 3 Strategy for managing climate-related risks and opportunities**. For more information on capital expenditure and other financial effects relating to climate change, refer to **Financial Statements note 16 – 'Climate change'**

Table 1 – Navigating our TCFD disclosures

	Our response			
	This Annual Report:			
TCFD recommended disclosures	**Operating and Financial Review**	**Corporate Governance Statement and Remuneration Report**	**Sustainability Report**	**BHP ESG Standards and Databook 2026**
Governance: Disclose the organisation's governance around climate-related risks and opportunities				
a) Describe the board's oversight of climate-related risks and opportunities	–	Page 101	Pages 85 to 86	–
b) Describe management's role in assessing and managing climate-related risks and opportunities	–	–	Page 86	–
Strategy: Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning where such information is material				
a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term	Page 54	–	Pages 64 to 71	–
b) Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning	Page 54	–	Pages 64 to 71	–
c) Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	–	–	Pages 72 to 75	–
Risk Management: Disclose how the organisation identifies, assesses, and manages climate-related risks				
a) Describe the organisation's processes for identifying and assessing climate-related risks	Page 22	–	Pages 64 to 65	–
b) Describe the organisation's processes for managing climate-related risks	Page 22	–	Pages 66 to 75	–
c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management	Page 22	–	Page 76	–
Metrics and Targets: Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material				
a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	Pages 52 to 54	Pages 114 to 126	Pages 64 to 76	Tab 'Energy and GHG' in BHP ESG Standards and Databook 2026
b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks	Pages 52 to 54	–	Page 77	Tab 'Energy and GHG' in BHP ESG Standards and Databook 2026
c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	Pages 52 to 54	–	Pages 76 to 84	–

54 BHP Annual Report 2026 9 Sustainability continued Value chain GHG emissions (Scope 3 emissions) We have a long-term goal of net zero Scope 3 GHG emissions by CY2050. Achievement of this goal is uncertain, particularly given the challenges of a net zero pathway for our customers in steelmaking and we cannot ensure the outcome alone. Accordingly, we seek to influence progress through collaboration, technology development and customer engagement. We have medium-term goals for CY2030: for steelmaking, to support industry to develop steel production technology capable of 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking, with widespread adoption expected post-CY2030; and for shipping, to support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products, from a CY2008 baseline. We have long-term targets to achieve net zero by CY2050 for the GHG emissions from all shipping of BHP products; and to achieve net zero by CY2050 for the operational GHG emissions (Scopes 1 and 2 emissions) of our direct suppliers. For FY2026, our reported Scope 3 emissions, used as a proxy for tracking performance against our long-term value chain 2050 net zero goal totalled 383.8 MtCO e, which is 2 per cent higher than in FY2025 (both adjusted1). 2 The processing of iron ore and steelmaking coal products represented the largest share of our Scope 3 emissions followed by the combustion of energy coal. Emissions associated with our direct suppliers and upstream and downstream shipping are the next most significant contributors to Scope 3 emissions. The adjusted Scope 3 GHG emissions stated in this OFR reflect the organisational reporting boundaries of our goals and targets, which differ from the organisational boundaries of our unadjusted Scope 3 GHG emissions inventory as disclosed in Sustainability Report 5 Metrics and targets. This is because our Scope 3 goals and targets were set to reflect the different degrees of BHP’s potential capacity to affect outcomes, which varies across the value chain. For more information on the essential definitions, assumptions, GHG emissions boundaries, measurement approach and adjustments for our value chain GHG emissions inventory, goals and targets, refer to Sustainability Report 5 Metrics and targets and Sustainability Report 7 Basis of preparation, interpretation and GHG emissions calculation methodology For FY2026, operating expenditure on initiatives associated with potential value chain GHG emission reductions was approximately US$36 million. For more information on initiatives impacting value chain GHG emissions and FY2026 actions and performance against our goals and targets refer to Sustainability Report 2 Performance against operational and value chain emissions targets and goals For more information on BHP’s strategy supporting our value chain GHG emissions goals and targets refer to Sustainability Report 5 Metrics and targets Climate-related risks and opportunities BHP has applied judgement in identifying the climate-related transition and physical risks and opportunity outlined in Table 2 below. This disclosure includes the risks and opportunity that BHP has determined could reasonably be expected to affect its cash flows, its access to finance or cost of capital over the short, medium or long term and our related strategy and management actions. Table 2 – Identified climate-related risks and opportunity Transition risk 1 Policy, legal and reputational BHP is exposed to increasing scrutiny and evolving climate-related policy, regulatory and legal risks associated with GHG emissions. Key risks include stricter government decarbonisation policies, increased potential for climate-related litigation and other legal risks, and changing and divergent climate change-related policy settings across relevant jurisdictions. This risk could give rise to higher costs associated with carbon pricing, regulatory compliance, mitigation activities and legal matters, which may reduce future profitability and cash flows and potentially increase the risk of impairment. It may also impact BHP’s licence to operate, access to capital and ability to maintain stakeholder trust. Transition risk 2 Availability and commercial viability of operational decarbonisation technology BHP’s ability to achieve its operational GHG emissions (Scopes 1 and 2 emissions from its operated assets) Group-level climate-related targets, goals and strategies is dependent on the timely availability, selection, and effective and safe implementation of enabling technologies and low-carbon inputs and their commercial viability. Delays, failed trials, supply constraints or suboptimal technology options could slow operational decarbonisation, impact our ability to achieve our operational GHG emission medium-term target and long-term net zero goal and increase our operational decarbonisation and/or operating costs. This risk is focused on our operational GHG emissions reduction and excludes technologies relating to value chain decarbonisation. Transition risk 3 Accelerated decrease in steelmaking coal demand This risk reflects a potential acceleration of timeline for long-term decline in steelmaking coal demand arising from earlier-than-assumed uptake of lower GHG emissions technology in the steelmaking sector. BHP continues to expect demand for steelmaking coal to remain robust for decades but the potential exists for blast furnace iron making, which depends on coke made from steelmaking coal, to be displaced at scale by emergent technologies faster than we expect, which presents a strategic risk that could further impact the demand outlook for steelmaking coal and prospects of our steelmaking coal business and the Group’s portfolio. Transition opportunity 1 Copper demand The more the global economy progresses in a transition toward net zero, the more important the composition of BHP’s commodity portfolio will become, reflecting its suitability to support the expected increase in demand for certain commodities arising from global decarbonisation and the energy transition. Specifically, copper is a key contributor in electrification and decarbonisation trends across the global economy. Physical risk 1 Physical climate-related risks A changing climate could exacerbate and trigger physical climate-related risks for BHP’s operations and assets and non-operated joint venture investments, workforce, communities, supply chains, customers and other third-party partners. These risks arise from both the increasing severity and/or frequency of acute events (extreme climatic events, such as floods, cyclones and heatwaves) and chronic changes (such as prolonged drought, rising temperatures, and incremental increases in extreme heat days). The potential effects of these events on our business model and value chain may be both direct and indirect. For more information on climate-related risks and opportunities including current and anticipated financial effects, and our strategy and management actions refer to Sustainability Report 3 Strategy for managing climate-related risks and opportunities For more information on the process by which we identify and manage risk at BHP and our risk factors refer to OFR 6 This Report is made in accordance with a resolution of the Board. Ross McEwan Chair Dated: 18 August 2026

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information 55

Sustainability Report

Progressing decarbonisation through technology and investment

This is our first Sustainability Report containing our climate-related disclosures in accordance with the Australian Corporations Act 2001 (Cth) (Corporations Act) and the Australian Accounting Standards Board's *Australian Sustainability Reporting Standard AASB S2: Climate-related Disclosures* (AASB S2).

BHP is a leading producer of commodities vital in supporting global decarbonisation. We are the world's largest producer of copper,[1] essential for electrification and for the energy transition. We are a major producer of iron ore and steelmaking coal for steel required for decarbonisation infrastructure. In addition, we expect to begin producing potash from the middle of CY2027, which can assist with more sustainable farming and food production as the world's population grows.

We believe demand for these materials will continue to grow.

BHP is steadfast in our commitment to pursue the decarbonisation of our operations. We do so from a strong position. Our operated assets are already among the lower greenhouse gas (GHG) emission intensity mines in the world.[2]

Towards net zero operational GHG emissions

BHP is on track to meet our FY2030 operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) target[3] with our FY2026 emissions 33 per cent below our FY2020 baseline.[4]

Today, 80 per cent of electricity sourced across BHP operated assets globally is renewable:[5]

- 100 per cent renewable power at our Chilean mines
- from July 2026, 100 per cent renewable power at BMA mines in Queensland[6]
- Copper South Australia operations use 35 per cent renewable power and have signed further renewable agreements to expand this in the years to come
- up to 30 per cent renewable power at Port Hedland in Western Australia

We still have much to do to reach our target in FY2030. Our pathway will not be linear because our business is growing, delivering commodities the world needs to decarbonise, digitalise and urbanise.

We are doing the work now to progress activities required to decarbonise our operations as we work towards our CY2050 net zero goal.

In FY2026, we commenced trials of what we consider to be the most advanced battery-electric heavy haulage technologies available globally and trials to assess novel methane abatement technologies. **These activities aim to help solve some of the industry's most complex decarbonisation challenges, reduce uncertainty and build confidence in the technologies, systems and capabilities required to decarbonise our operations.**

1. BHP reported copper production on a consolidated basis for the year ended 30 June 2026 (FY2026) relative to competitor reported copper production data for CY2025 on a consolidated basis compiled from Wood Mackenzie and publicly available information (company reports). Competitors include: Anglo American, Antofagasta, Codelco, Freeport, Glencore, Rio Tinto, Southern Copper, Teck.
2. For CY2025, the GHG emissions intensity of our production of our commodities is estimated to rank in the first quartile for our iron ore and copper and sitting across first and second quartiles for steelmaking coal mines of global mining operations analysed by CRU. This analysis is based on CY2025 data from CRU (as CRU data is prepared on a calendar year basis) and includes CRU's assumptions and estimates of BHP's operations. For more information on the calculation refer to the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026
3. Based on our current operational GHG emissions forecast for FY2030 and methodologies for GHG emissions accounting. For more information refer to our assumptions and further details in 2.1.2 *Pathway to our medium-term target* on page 58.
4. Baseline year and performance data adjusted (refer to Table 6a on page 79 for the basis of our adjustments).
5. As evidenced by the surrender of renewable energy certificates (RECs) (refer to 7.6.3 *Scope 2 emissions* on page 89). It includes both voluntary surrender of RECs and RECs surrendered to meet renewable energy-related compliance obligations such as those associated with the Australian Renewable Energy Target scheme. This approach is consistent with our transition from FY2026 to using a national residual mix factor (RMF) at our Australian assets (refer to the first footnote 1 on page 57). Applying this to our renewable electricity usage in FY2025 results in 77 per cent (previously reported as 73 per cent, prior to our transition to use of the national RMF for our Australian assets).
6. Based on forecast electricity demand.

Sustainability Report

	Progressing decarbonisation through technology and investment	**55**
1	**Introduction**	**58**
2	**Performance against our operational and value chain GHG emissions targets and goals**	**58**
2.1	Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets)	58
2.2	Value chain GHG emissions (Scope 3 emissions)	62
3	**Strategy for managing climate-related risks and opportunities**	**64**
3.1	How we resource our response to climate-related risks and opportunities	64
3.2	Climate-related risks andopportunities	64
3.3	Scenario analysis and resilience	72
3.4	Equitable change and transition – New South Wales Energy Coal	75
4	**Risk management**	**76**
4.1	Approach to risk management	76
5	**Metrics and targets**	**76**
5.1	Climate-related metrics	77
5.2	Climate-related targets	77
6	**Governance**	**85**
6.1	Board oversight	85
6.2	Board committees	86
6.3	Management	86
7	**Basis of preparation, interpretation and GHG emissions calculation methodology**	**87**
7.1	Overview	87
7.2	Basis of preparation	87
7.3	Forward-looking statements	88
7.4	Use and interpretation of terms, defined terms and abbreviations	88
7.5	Application of reliefs	88
7.6	Methodology for calculating Scopes 1, 2 and 3 GHG emissions	89

56 BHP Annual Report 2026 Sustainability Report continued What we have achieved so far Reduced operational GHG emissions from our FY2020 baseline1 33% (Scope 1 and Scope 2 emissions from our operated assets) This compares to a 34% reduction in FY2025. BHP remains on track to meet our operational GHG emissions target.2 Renewable electricity usage across BHP operated assets globally3 80% Working with original equipment manufacturers (OEMs) and technology partners to solve the challenges for large-scale diesel displacement Through targeted trials and pilot projects, we aim to build confidence in the technologies, systems and capabilities required for safe, reliable and productive deployment at scale. Shipping Reduced value chain GHG emissions (Scope 3 emissions) intensity of BHP- 46% chartered shipping of BHP products, from our CY2008 baseline.4 Conducted pilot to trial pure biodiesel with lower GHG emissions abatement potential, produced from two waste feedstocks. Widened the suite of alternative fuel options, which includes biodiesel, LNG, methanol and ammonia. Steelmaking Collaborated with 13 steelmakers, who together produce approximately a quarter ~25% of the world’s reported steel production.5 Progressed trials, pilots and studies to reduce GHG emissions intensity from steelmaking. Suppliers Collecting product-level GHG emissions data from key direct suppliers to improve our Scope 3 GHG emissions visibility. Four strategic suppliers were included in FY2026. Moving away from diesel at our operations Following significant progress in reducing emissions from electricity, diesel displacement is the largest lever to reduce operational GHG emissions across BHP in the future. Electrification remains our preferred long-term pathway to displace diesel. Like other miners around the world, BHP’s operations have relied on diesel for material movements for over 50 years. Battery-electric mining systems required for large-scale operations are still being developed and validated. While significant progress has been made, successful deployment of electrified solutions requires the integration of: battery-electric equipment workforce capabilities charging infrastructure mine planning practices power management systems maintenance processes safety controls into an operating system capable of delivering safe, reliable and productive outcomes at scale to meet BHP requirements. We currently do not expect deployment across our operations until after FY2030. To address these challenges, we are working with OEMs and technology partners through a structured program of proof-of-concept trials and pilot projects. These activities are designed to test technology performance in real mining environments. They strengthen our understanding, support ongoing technology development and build the knowledge and capability required for future deployment decisions. In Western Australia, we commenced proof-of-concept trials of battery-electric equipment in collaboration with OEMs. At Jimblebar, we are testing two Caterpillar Early Learner battery-electric haul trucks, one of the first trials of Caterpillar’s battery-electric haul truck technology in a mining environment. A key industry challenge is maintaining battery-electric truck productivity while managing charging requirements. In FY2027, we expect to commission high-power static charging infrastructure and Caterpillar’s Dynamic Energy Transfer (DET) technology at the Jimblebar test facility. Caterpillar’s DET and other forms of innovative dynamic charging could enable haul trucks to receive power while operating on haul roads. We are evaluating both static and dynamic charging because a combination of these technologies could help address some of the current limitations of battery chemistries and charging downtime to improve the viability of large battery-electric truck fleets. While the Early Learner truck and energy transfer solutions remain under development and are not yet commercially available, these trials will test key components associated with electrifying a mine in the Pilbara, one of the harshest and most demanding operating environments in the world. As with any new technology, we don’t expect progress to be in a straight line, and we will learn as we go. Escondida continues to evaluate the integration of 360-tonne battery-electric haul trucks and supporting charging infrastructure as part of assessing potential pathways to displace diesel. However, battery-electric models for this class of truck, which are larger than those deployed in the Pilbara, are not yet available for trials. We also commenced a trial involving two Wabtec FLXdrive battery-electric locomotives in Port Hedland and took delivery in Perth of two Progress Rail battery-electric locomotives for commissioning and testing in FY2027. BHP expects to be one of the first miners globally to be trialling two suppliers’ technologies for these locomotives side by side. For footnotes for this page refer to page 57.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 57 Our future electricity demand We expect electricity demand to increase significantly as diesel-fuelled mining and rail equipment is electrified across our operations. Our approach is to develop future power solutions in alignment with timing for the deployment of electrification technologies and to work collaboratively with industry and government to progress the development of the broader energy ecosystem. For example, WAIO’s inland mines are our only non-grid connected operations, with electricity supplied by a highly efficient combined gas cycle turbine plant. To meet expected future electricity demand, we are progressing long-lead-time work, establishing partnerships to explore large-scale energy solutions for future mining, rail and port electrification and participating in the Pilbara Electricity Transition Plan to explore potential common user transmission solutions. Work like this aims to build confidence in the power infrastructure, systems and partnerships required to support operational decarbonisation at scale in the Pilbara. Managing methane In FY2026, methane accounted for 12 per cent of our Scope 1 and Scope 2 emissions. At BMA’s sole underground steelmaking coal mine, drainage methane is already captured and abated when safe and practicable. However, abating fugitive methane from open-cut mines presents a greater challenge, with no currently proven technologies available at scale. To address this gap, we commenced a proof-of-concept trial of novel methane gas drainage at an operating open-cut mine, which will continue into FY2027. In FY2026, gas exploration drilling was completed at Saraji, with the remainder of the program on track for completion in FY2027. The aim of this drilling program is to enhance our understanding of methane concentrations and gas reservoir characteristics. Together, the purpose of this work is to deepen our understanding of methane emissions and to build confidence in potential future abatement solutions. Learning through collaboration We continue to monitor industry developments closely, collaborate with OEMs, suppliers and industry peers, and assess the potential role of complementary and bridging technologies as part of developing our longer-term pathway to net zero operational GHG emissions. In addition to our existing technology development activities, we are establishing relationships with a broader range of equipment manufacturers and technology providers to explore alternative or additional potential pathways to reduce operational GHG emissions. So far, we have signed a Global Framework Agreement with XCMG and Memorandums of Understanding (MoUs) with Siemens Mobility, BYD and CATL. We also collaborate through the International Council on Mining and Metals’ (ICMM) Innovation for Cleaner, Safer Vehicles (ICSV) initiative and CharIN to help accelerate the development and deployment of lower GHG emissions mining equipment. Through these collaborations, we contribute to industry efforts to address common technical and operational challenges associated with the transition to electrified mining fleets. Through these forums, BHP is also helping advance consistent industry approaches to testing, safety, engineering controls and risk management for high-energy battery-electric systems, to support the safe and efficient deployment of electrified mining equipment. Investing in the next phase of operational decarbonisation Our spend on operational decarbonisation remains aligned to our program of work. Our Climate Transition Action Plan (CTAP) 2024 contemplated significant advances in electrification before FY2030. However, as technologies have progressed and operational experience has increased, our understanding of the deployment requirements has consequently improved. As stated in our Q3 FY2025 Operational Review and Annual Report 2025, development of relevant technologies has been slower than previously expected. As technology readiness progresses, BHP anticipates our continued decarbonisation efforts will result in spend of at least US$4 billion (incremental, nominal) in the 2030s. Further expenditure is subject to greater uncertainty, reflecting lower technology readiness for electrification of some diesel displacement equipment and the additional abatement technologies required to address residual GHG emissions. For more information refer to Transition risks 1 and 2 in Table 1 on page 66. We continue to assess decarbonisation projects and associated spend through our Capital Allocation Framework and our commitment to safe and productive operations. Reduction of value chain GHG emissions While we work to decarbonise our operations, we continue to support our customers, suppliers and shippers to do the same. To support our steelmaking customers, we are: supporting development of multiple pathways to a lower GHG emissions future in steelmaking working with and investing alongside customers, such as ArcelorMittal, China Baowu, JFE, HBIS, POSCO, JSW and Zenith, on projects to help support future reductions in steelmaking’s GHG emissions intensity investing in innovative technologies, including through our BHP Ventures portfolio companies Boston Metal and Electra, that have the potential to enable near zero emissions steelmaking in the future involved in the NeoSmelt opportunity, a consortium of leading resources, energy and manufacturing companies designing a pilot project that would test ways to produce lower GHG emissions steel from Pilbara iron ore We are focused on our top 500 direct suppliers by spend, and our strategy encompasses three areas of focus: selective purchasing, supportive engagements, and measurement and monitoring of GHG emissions from our direct suppliers. We are on track to meet our medium-term goal to reduce shipping emissions intensity, with our performance in FY2026 being 46 per cent below the baseline.1 We aim to build on our progress to date through more efficient vessels, new technologies, such as wind-assisted propulsion, and alternative fuels, such as biofuels, LNG, low-carbon methanol and ammonia. Footnotes for previous page 1. Baseline year and performance data adjusted to track against our medium-term target and long-term net zero goal (refer to Table 6a and Table 6b on pages 79 and 80). FY2020 baseline includes operational GHG emissions for Western Australia Nickel, which transitioned into temporary suspension at the end of the first half of FY2025 and so has a much lower emissions inventory in FY2026 contributing towards this percentage. We have transitioned to using a national residual mix factor at our Australian assets, which drove an adjustment to our operational GHG emissions. Applying this adjustment to our FY2025 emissions inventory results in a 34 per cent reduction compared with the FY2020 baseline (previously reported as 36 per cent). 2. Based on our current operational GHG emissions forecast for FY2030 and methodologies for GHG emissions accounting. For more information refer to our assumptions and further details in 2.1.2 Pathway to our medium-term target on page 58. 3. Refer to footnote 5 on page 55. 4. From BHP-chartered shipping of our products. 2008 baseline year and performance data adjusted (refer to Table 6d on page 81). 5. Based on CY2025 data sourced from World Steel Association. Footnotes for this page 1. From BHP-chartered shipping of our products. 2008 baseline year and performance data adjusted (refer to Table 6d on page 81).

58 BHP Annual Report 2026 Sustainability Report continued 1 Introduction This Sustainability Report is prepared on a consolidated basis in respect of BHP Group Limited (BHP or the Company) together with our controlled entities (Group) for the year ended 30 June 2026. Both current and anticipated financial effects represent BHP share, aligned to Financial Statement presentation, unless otherwise noted. Defined terms are used in this Sustainability Report (without capital letters), including terms defined by AASB S2. Significant judgements have been made in producing the disclosures within this Sustainability Report. We identify the information that is subject to uncertainty and/or limitations and where BHP has elected to apply reliefs and/or exemptions in producing this Sustainability Report. Further details associated with defined terms and these judgements, uncertainties and interpretations are outlined in 7.2 Basis of preparation on page 87. For information on the essential definitions, assumptions, GHG emissions boundaries, measurement approach and adjustments for our GHG emissions inventory, targets and goals, including the potential use of offsetting, refer to section 5 Metrics and targets on page 76 In August 2024, we published our second Climate Transition Action Plan (CTAP 2024), available at bhp.com/CTAP2024, that provided an overview of our climate change strategy, commitments, targets, goals and forward-looking plans. Our climate-related targets and goals were approved by the Board and are reviewed by the Board and its Committees through at least annual performance updates, the Cash and Deferred Plan (CDP) scorecard and the social value scorecard. The climate-related targets and goals published in the BHP Annual Report 2025, our CTAP 2024 and in this Sustainability Report are unchanged (see section 5 Metrics and targets on page 76). Certain aspects of our assumptions and plans relating to decarbonisation since our CTAP 2024 have been updated, as outlined in our Annual Report 2025 and in the following section. 2 Performance against our operational and value chain GHG emissions targets and goals 2.1 Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) 2.1.1 FY2026 performance and highlights In FY2026, our operational GHG emissions, measured for performance against our target and goal, were 9.4 MtCO2-e, 33 per cent below our FY2020 emissions (baseline and performance data adjusted1). In FY2026, we had stable emissions performance at WAIO and Escondida and lower emissions at Western Australia Nickel compared to FY2025 due to it being in temporary suspension. Higher emissions at BMA were driven by higher material movement and more methane-intensive mining areas. At NSWEC, operational GHG emissions increased relative to FY2025 reflecting higher production and a revised methane emissions model at NSWEC. We have transitioned to using a national residual mix factor (RMF) to calculate Scope 2 emissions at our Australian assets as we are required to do where an RMF is available.2 The change resulted in an adjustment to our historical operational GHG emissions inventory by applying the RMF to the non-renewable grid electricity consumption for the Australian assets. Applying this adjustment to our FY2025 emissions inventory results in a 34 per cent reduction compared to the FY2020 baseline (previously reported as 36 per cent). We met our FY2026 social value scorecard milestone to progress proof-of-concept (PoC) trials for battery-electric equipment in collaboration with original equipment manufacturers. The PoC trial of two Caterpillar Early Learner battery-electric haul trucks at WAIO commenced in March 2026, in collaboration with Caterpillar and Rio Tinto. 1. Refer to Table 6a and 6b on pages 70 to 80 for the basis of our adjustments. The FY2020 baseline year (and reference year for our goal) includes operational GHG emissions for Western Australia Nickel, which transitioned into temporary suspension at the end of the first half of FY2025 and so had a much lower emissions inventory in FY2026, contributing towards this percentage. 2. Use of an RMF is required (if available) under the GHG Protocol Scope 2 Guidance that BHP refers to for the calculation of our market-based Scope 2 emissions, used in the measurement of our operational GHG emissions target and goal. 3. We define regulatory carbon credits to mean those used for compliance under regulatory schemes, such as the Safeguard Mechanism in Australia. 4. We define voluntary carbon credits to mean carbon credits generated through projects that avoid, reduce or remove GHG emissions outside the scope of regulatory compliance (including Australian Carbon Credit Units not used for regulatory compliance). 5. We use the market-based method for measuring Scope 2 emissions for our target and goal, enabling us to reflect the renewable energy we procure. We commenced the PoC trial of two Wabtec FLXdrive battery-electric locomotives received at WAIO’s Port Hedland operations in November 2025. Commissioning activities are now underway following accreditation approval from the Office of the National Rail Safety Regulator (ONRSR) for the operation of battery-electric locomotives. We also received in Perth two battery-electric locomotives from Progress Rail that will be transported to Port Hedland for testing as part of the trial in FY2027. We announced MoUs with BYD, CATL and Siemens Mobility and have worked with these OEMs and XCMG in FY2026 to define opportunities for collaboration. The following power purchase agreements (PPAs) became operational during FY2026: the APA-operated solar farm and battery energy storage system in the Pilbara, which will supply up to 30 per cent of the current electricity demand for WAIO’s Port Hedland operations the Neoen-operated Goyder South Wind Farm and Blythe Battery in South Australia, which supply 70 megawatts of renewable electricity to Copper South Australia We increased future renewable energy supply through the following: We signed the largest PPA for Copper South Australia to date, partnering with Neoen. We entered into an agreement with Sungrow to develop on-site renewable electricity self-generation and storage projects at Escondida and Spence, adding capacity to help maintain 100 per cent renewable electricity supply as demand associated with copper production grows. The methane management program at BMA progressed with the following activities: The gas exploration drilling program completed at the Saraji complex and remains on track to complete the program in FY2027. The PoC trial of a methane gas extraction drainage technique in an open-cut setting commenced and will continue in FY2027. We did not meet our social value scorecard FY2026 milestone to complete the Escondida Boiler Diesel Displacement project and begin construction of its counterpart project at Spence. Construction delays mean the Escondida project is now expected to be completed in FY2027 and the Spence project is also delayed. The delays are not anticipated to impact BHP’s FY2030 medium-term target for operational GHG emissions. 2.1.2 Pathway to our medium-term target Based on our current operational GHG emissions forecast for FY2030 and methodologies for GHG emissions accounting (see 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions on page 89), we are on track to achieve our medium-term target to reduce operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) by at least 30 per cent by FY2030 from a FY2020 baseline. Our assessment of progress against the medium-term target is subject to uncertainties and varies depending on underlying assumptions. We monitor our annual emissions and percentage reduction relative to the FY2020 baseline. Our analysis shows that we still have much to do, and we continue to expect progress towards our medium-term target and long-term goal to be non-linear. We also measure our medium-term target on a cumulative GHG emissions basis against an overall carbon budget (which we aim to be at or below), defined by a hypothetical straight line between our operational GHG emissions in the FY2020 baseline year and a 30 per cent reduction to that baseline in FY2030. Our approach to meeting our medium-term target remains aligned with our CTAP 2024 and we continue to use the milestones in our social value scorecard to help track progress against our medium-term target. We will not use regulatory carbon credits3 to meet our medium-term target. While we intend to achieve the target through structural abatement, if an unexpected shortfall arises, we may use voluntary carbon credits4 that meet our integrity standards to address the remaining gap. To achieve our operational GHG emissions medium-term target (without offsetting), we require the following actions, which we are actively pursuing: Procuring renewable electricity.5 Given that most of our operated assets are located in grid-connected regions with access to renewable energy, we continue to seek to secure low to zero GHG emissions power in the near term and at scale through PPAs. Our Chilean assets have operated on 100 per cent renewable electricity since CY2022 and BMA reached 100 per cent from July 2026 (based on current forecast demand). These assets are expected to maintain 100 per cent renewable power consumption through to FY2030. We have a pathway to achieve 100 per cent renewable electricity for Copper South Australia, including new PPAs commencing in FY2028 and for the start of FY2030.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 59 Starting in FY2026, our WAIO Port Hedland operation sources up to 30 per cent of its electricity from renewable energy. Power for our WAIO inland operations is primarily supplied by our highly efficient Yarnima combined-cycle gas turbine power station, operating within an islanded grid. We intend to incorporate renewable and/or other low to zero GHG emissions energy as the power demand increases with our electrification program. Jansen is expected to transition to renewable energy after FY2030. A key dependency in our renewable electricity pathway is the extent to which contracted PPAs deliver renewable electricity in line with future consumption requirements, particularly as demand increases through our growth program. We will monitor and assess the optimal pathway to mitigate this risk, including, if required, with renewable energy certificates. Minimising fugitive methane emissions to the greatest extent technically and commercially viable. For example, at BMA’s Broadmeadow underground mine, where methane is captured primarily for safety reasons, the methane is flared to convert it into less harmful carbon dioxide when safe and practicable. Advancing Scope 1 emissions abatement initiatives, including the execution of the boiler diesel displacement project at Escondida. This project will replace diesel-fired boilers in copper cathode plants with a zero-emission solution. Commissioning the Jansen potash project with a GHG emissions intensity of approximately 50 per cent lower Scope 1 emissions per tonne of product compared to the average potash mine in Saskatchewan. This outcome is largely enabled by the electrification of approximately 80 per cent of the mining equipment. This is possible because the electrically powered borer and conveyor systems and underground battery-electric equipment suitable for a potash orebody and our mining configuration are already commercially available. Assessing viable lower GHG emissions options in those of our major capital projects that are expected to either sustain or increase production. As outlined in our CTAP 2024 and noted above, our GHG emissions trajectory toward the FY2030 medium-term target is not expected to be linear as the business grows, including through investments in our copper assets and our Jansen potash project. As indicated in Figure 2, our projected pathway to FY2030 for our operational GHG emissions includes the potential for emissions abatement to fall below 30 per cent relative to the FY2020 baseline as growth projects commence and production increases, before returning to a reduction of at least 30 per cent by FY2030 to meet our medium-term target. 2.1.3 Strategy for our long-term goal We have a long-term goal to achieve net zero operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) by CY2050. Our objective is to achieve our CY2050 net zero goal by prioritising structural abatement in our operational GHG emissions where technologies are technologically mature, commercially available and commercially viable. We expect carbon credits will be used only to address residual emissions that cannot be eliminated through structural abatement measures. To progress towards structural abatement for our long-term goal, we are taking the following actions for each of our key emissions sources. Electricity Beyond FY2030, we intend to continue to pursue opportunities to procure additional renewable and other low to zero GHG emissions electricity with the aim to transition the remaining grid-connected sites at our operated assets to 100 per cent zero GHG emissions electricity, where available and commercially viable. Additional renewable (and/or other low to zero GHG emissions) electricity will be required to support the increased demand associated with production growth and electrifying mining and rail equipment to displace diesel. For our WAIO inland operations that currently source electricity from our own islanded grid, we are progressing studies to introduce renewable generation aligned with future demand growth. Power requirements at WAIO are expected to increase to three to four times the current generation upon the adoption of electrified mining equipment and locomotives. Our strategy is to scale renewable supply in step with this phased deployment. Diesel Following significant progress in reducing emissions from electricity, diesel displacement is the largest lever to reduce operational GHG emissions across BHP in the future. Electrification remains our preferred pathway to displace diesel across our operations. Battery-electric equipment, supported by renewable and/or other low to zero GHG emissions electricity and associated infrastructure, has the potential to significantly reduce operational emissions while maintaining productivity and operational performance. The transition is complex and requires more than replacing diesel equipment. It also requires new charging and power infrastructure, updated operating and maintenance practices, and, importantly, the skills and capabilities needed to operate these technologies safely and reliably at scale. To support this transition, we are working with original equipment manufacturers through a staged program of trials and pilot projects. These programs help us better understand technology performance in our operating environments, build organisational capability and reduce risk before broader deployment. Figure 1: Projected pathway to our medium-term target for operational GHG emissions1 Scopes 1 and 2 emissions from our operated assets (million tonnes of carbon dioxide equivalent (MtCO2-e)) 16 Forecast Other sources Organic growth 12 Other changes Electricity Diesel 8 Range of uncertainty 4 0 FY2020 Electricity: Electricity: Other FY2026 Organic New Diesel Other FY2030 Chile Australia changes growth PPAs sources 1. GHG emissions are presented on an adjusted basis (refer to Table 6a on page 79 for the basis of our adjustments). Future GHG emission estimates are based on current annual business plans. ‘Other changes’ refers to changes in GHG emissions from energy consumption other than electricity and lower GHG emissions from Western Australia Nickel for the period of its temporary suspension from the end of the first half of FY2025 until the end of FY2027 (assumed restart from FY2028 for illustrative purposes only; BHP intends to review the decision to temporarily suspend Western Australia Nickel by February 2027). ‘Organic growth’ represents the increase in GHG emissions associated with planned activity and growth at our operations. ‘Other sources’ refers to GHG emissions from fugitive CO2 and methane emissions, natural gas, coal and coke, fuel oil, liquefied petroleum gas or other sources. ‘Range of uncertainty’ refers to higher risk options currently identified that may enable faster or more substantive decarbonisation but which currently have a relatively low technology readiness level or are not yet commercially viable. Refer to 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions on page 89 for the methodologies used to calculate our GHG emissions. Future GHG emissions calculation methodology changes may affect the information presented in this chart.

60 BHP Annual Report 2026 Sustainability Report continued Battery-electric haul trucks At Jimblebar, we commenced a PoC trial of two ~220 tonne class Caterpillar 793 XE Early Learner battery-electric haul trucks in March 2026, in collaboration with Caterpillar and Rio Tinto. The trial is designed to evaluate not only truck performance, but also the broader systems required to support battery-electric haulage, including charging infrastructure, energy management, maintenance requirements and operating practices. A key industry challenge is maintaining productivity while managing charging requirements. In FY2027, we expect to commission high-power static charging infrastructure and Caterpillar’s Dynamic Energy Transfer (DET) technology at the Jimblebar test facility. DET and other innovative charging technologies are an emerging charging system that enables haul trucks to receive power while operating on haul roads and remains under development. We are evaluating both static and dynamic charging with multiple OEMs because we believe a combination of these technologies may provide a pathway to large-scale battery-electric haulage. Dynamic charging has the potential to complement static charging by supplying power during normal operations, reducing charging downtime, improving truck utilisation and lowering battery energy storage requirements. This phase of the trial will help us understand whether an integrated charging approach can deliver the safety, productivity and economic performance required for battery-electric haulage at scale. Insights from the trial are expected to support future truck development and improve our understanding of the infrastructure, systems and operational changes required to deploy battery-electric haul trucks safely, reliably and productively across our operations in the future. Diversifying our OEMs To help de-risk future diesel displacement pathways, in addition to the Global Framework Agreement we signed with XCMG in FY2025, in FY2026 we signed MoUs with CATL, BYD and Siemens Mobility to explore opportunities. Under our agreement with XCMG, we are exploring opportunities to trial a range of battery-electric mining equipment, including haul trucks and ancillary equipment, across our operations. Through our collaboration with BYD, we are assessing battery-electric light vehicle designs for mining applications and battery cell technologies suitable for large-scale mining equipment. We placed an order with BYD for a battery energy storage system to support a renewable solar power solution at WAIO’s Redmont Camp. This is just the beginning. We are developing these relationships to diversify opportunities to support the development of and potential access to future market-leading technologies and innovation for lower and low to zero GHG emissions technologies, such as next-generation battery systems, charging infrastructure, electrified fleet options and complementary energy-management solutions. Through these partnerships, we expect to gain valuable insights into battery performance, charging approaches and manufacturing models, which may help inform alternative pathways and technology choices as electrification solutions for heavy haul mining equipment, including haul trucks and locomotives, continue to evolve and mature. Battery-electric locomotives In FY2026, we commenced a PoC trial with two Wabtec FLXdrive battery-electric locomotives. The trial is planned to expand in FY2027 to include two battery-electric locomotives from Progress Rail. Once commissioning is complete and the locomotives are ready for mainline operations, each battery-electric locomotive is to be added to a train for mainline testing during FY2027. Once locomotives from both OEMs are in trial, we expect to be one of the first mining companies globally to conduct side-by-side evaluations of battery-electric heavy haul locomotive technologies from two suppliers within the same operating environment. These locomotives incorporate different battery technologies and equipment configurations, with the dual trial designed to enable us to maintain optionality and de-risk exposure to uncertainty around technology readiness. The trial will assess the suitability of battery-electric designs for WAIO’s rail network, taking into account its specific topography, environmental conditions and route distances. Insights from the trial will inform optimal battery sizing and the associated electrical infrastructure required for a future battery-electric locomotive investment. Ancillary and auxiliary equipment To support longer-term decarbonisation and technology readiness, we plan to trial and deploy certain commercially available electric ancillary and auxiliary equipment across our Australian operations prior to FY2030. We have arrangements in place with OEMs to explore options for electrified equipment, such as graders, water trucks and loaders. We are commencing a second stage of the trial of the Liebherr 9400E electric excavator in FY2027 and are installing charging infrastructure to support the deployment of battery-electric light vehicles in our Australian operations from FY2027. Timelines Our projected pathway outlined in our CTAP 2024 contemplated the commencement of deployment of certain battery-electric equipment prior to FY2030. As outlined in our Annual Report 2025, progress towards the battery-electric haul truck and locomotive technologies that meet our scale and performance requirements is slower than anticipated, and so we do not expect to deploy this technology, along with the interdependent renewable and/or other low to zero GHG emission electricity investments for the associated power requirements, until post-FY2030. Whilst deployment of diesel displacement technologies and supporting infrastructure is expected post-FY2030, we are already progressing enabling activities to support this transition, including pursuing regulatory approvals, electrical infrastructure planning, forming strategic partnerships and developing workforce capability. Over the next few years, data and learnings from our trials will help inform the design, development and validation of next generation equipment. Sequencing these long-lead-time activities is critical to reducing uncertainty, preserving future optionality and ensuring BHP is positioned to deploy diesel displacement technologies at scale as solutions reach commercial readiness. We intend to adopt battery-electric haul trucks in our business in a staged manner to learn from each deployment. We currently expect WAIO to be the first operation to adopt battery-electric haul trucks, using the ~220 tonne class of truck. The sequence of deployment across BHP, including at WAIO, will be informed by factors including when the truck classes we require become available, asset operating conditions and the fleet replacement cycles. This may include progressively redeploying existing fleet across an asset to enable a phased and safe, site-by-site transition, leveraging our portfolio to redeploy fleet and optimise utilisation across operations.

Operating and Financial Review | **Sustainability Report** | Governance | Financial Statements | Additional Information | 61

Alternative technologies

While preserving future optionality is important, not all interim technologies necessarily accelerate electrification. Some pathways may require significant capital, infrastructure and organisational change while offering limited alignment with the long-term electrification solution. BHP's approach is to prioritise investments that maximise long-term decarbonisation value while managing operational risk and avoiding potential regret capital. Consistent with this approach, we continue to evaluate technologies, such as trolley assist and hybrid solutions for ultra-class haul fleets, where the optimal pathway to electrification is still evolving. We continue to monitor the availability, sustainability and cost of biofuels for potential deployment as an interim decarbonisation measure and, where appropriate, a longer-term solution for hard-to-abate diesel equipment.

Fugitive methane

Fugitive methane emissions arise from BMA and NSWEC, but our strategy is focused on BMA, as BHP plans to cease mining at NSWEC by the end of FY2030.

BMA is developing a comprehensive methane management strategy to identify sites and seams that may be viable for prevention measures (to avoid the release of methane emissions during mining), alongside the advancement of technologies to prevent or mitigate the quantity of fugitive methane emissions, particularly for open-cut coal mining.

Gas resource drilling

Current work is focused on the drilling and analysis program commenced at BMA during FY2025. The program aims to improve understanding and forecasting of future methane emissions through better resource and reservoir characterisation, including methane quality and quantity, in future mining areas. Data analysis and gas resource modelling will need to continue into FY2028 due to the time required for laboratory analysis of samples and the subsequent updating of the gas resource model. This information will help inform BMA's methane management strategy.

Methane extraction

We are trialling a novel drilling technology to capture and treat methane from coal seams closer to the timing of coal extraction than traditional gas drainage methods. This approach presents a potential opportunity for flexible, cost-effective gas drainage, providing closer alignment between gas drainage activities and coal extraction, reducing the risk of unnecessary methane extraction and cost if mine plans change. The trial is designed to test the operability in an active mining environment, technical viability (gas drainage effectiveness) and commercial viability.

In some of our open-cut mine locations, fugitive methane concentrations are too low for drainage to be effective and will require new or emerging technologies to overcome this barrier. Based on current technology and operational constraints, BMA does not expect to be able to fully eliminate fugitive methane emissions by CY2050, as disclosed in our CTAP 2024.

Reaching our net zero emissions position

'Our GHG emissions reduction pathway' illustrated by the purple line in Figure 2 (which is a potential pathway from FY2030) results in CY2050 abatement in line with our CTAP 2024. While we are trialling new technologies today, structural abatement for our CY2050 net zero operational GHG emissions goal remains uncertain as it is dependent on the technology readiness, commercial availability and commercial viability of the low to zero GHG emissions technology needed (refer to Transition risk 2 in Table 1). As technology evolves, we will continue to assess options, explore partnerships and refine our potential pathway(s) and associated emissions figure estimates to CY2050.

We have identified additional options that may enable faster or more substantive decarbonisation, which is represented in the 'Range of uncertainty' under the 'Our GHG emissions pathway' line in Figure 2. That 'Range of uncertainty' would result in up to around 80 per cent structural abatement in CY2050 (based on the FY2020 reference year), which compares to up to around 85 per cent in our CTAP 2024. The difference is due to evolving planning assumptions across our operations and decarbonisation projects between planning cycles. These planning ranges are based on decarbonisation technologies we are aware of today, noting this is an evolving landscape, and new options for decarbonisation may become available in subsequent years.

The potential remaining emissions in CY2050, currently estimated to be 3 to 5 $MtCO_2$-e, would need to be offset with carbon credits to achieve our net zero goal, noting that this is subject to change if and when new options or technologies become available.

Figure 2: Projected (to FY2030) and potential (beyond FY2030) pathway(s) for our operational GHG emissions long-term net zero goal[1]

Scopes 1 and 2 greenhouse gas emissions from our operated assets ($MtCO_2$-e)



18
16
14
12
10
8
6
4
2
0
BMA
CleanCo power purchase agreement (PPA)
Escondida and Spence
Enel PPA and Colbun PPA
Copper SA
Iberdrola PPA
WAIO
APA PPA
BMA
CleanCo PPA 2
Copper SA
Neoen PPA
BMA
CleanCo PPA 3
Copper SA
Iberdrola PPA 2
Escondida and Spence
Behind the Meter
Escondida and Spence
New PPA
Copper SA
Neoen PPA 2
Organic growth with no GHG emissions reduction
Our GHG emissions reduction pathway
WAIO
Biofuel trial
WAIO
Electric excavator trials commence
WAIO
Electric truck trials commence
Wabtec FLXdrive electric locomotive trials commence
WAIO
Progress Rail electric locomotive trials commence
Escondida
Boiler diesel displacement
Broadmeadow at BMA
Destruction of drained methane
BMA open-cut pit methane pre-drainage trial
FY2020
FY2025
FY2030
FY2035
FY2040
FY2045
FY2050
Other sources
Fugitives
Natural gas
Diesel
Electricity
Range of uncertainty
Our GHG emissions reduction pathway
Organic growth with no GHG emissions reduction

Refer to section **5 Metrics and targets** on page 76 for more information on our climate-related targets and goals, and Transition risk 2 in **Table 1** on page 66 for more information on our current and anticipated direct and indirect mitigation efforts

1. Future GHG emissions estimates are based on current annual business plans. Historical GHG emissions are presented on an adjusted basis (refer to Tables 6a and 6b on pages 79 to 80 for the basis of our adjustments). 'Organic growth with no GHG emissions reduction' represents business as usual GHG emissions forecast without abatement projects. 'Our GHG emissions reduction pathway' represents planned decarbonisation activities to reach our operational GHG emissions medium-term target and further structural abatement towards our long-term net zero goal (noting that activities to FY2030 comprise our GHG emissions reduction projected pathway and beyond FY2030 indicates our GHG emissions reduction potential pathway(s), reflecting the different degrees of certainty across the timeframes). Delivery of this pathway depends on these technologies becoming available, being deployed in the anticipated sequence and achieving the assumed emissions reductions. 'Range of uncertainty' refers to higher risk options currently identified that may enable faster or more substantive decarbonisation than our GHG emissions reduction potential pathway(s). Refer to 7.6 *Methodology for calculating Scopes 1, 2 and 3 GHG emissions* on page 89 for the methodologies used to calculate our GHG emissions. Future GHG emissions calculation methodology changes may affect the information presented in this chart. Western Australia Nickel is not represented in the asset-level activities shown in the chart, reflecting its temporary suspension of operations.

62 BHP Annual Report 2026

Sustainability Report continued

2.2 Value chain GHG emissions (Scope 3 emissions)

For FY2026, our total reported Scope 3 emissions inventory, measured for performance against our long-term net zero goal, was 383.8 MtCO_2-e, which is 9 per cent higher than in FY2020 (reference year and performance data adjusted[1]).

Our plan to cease mining at the Mt Arthur Coal mine in FY2030 is expected to reduce the Scope 3 Category 11 emissions (which includes GHG emissions from the end use of products sold by the reporting company, such as the combustion of energy coal) to an immaterial source of our reported Scope 3 emissions inventory.

Aside from the closure of Mt Arthur Coal mine, we do not currently anticipate significant reductions in our reported Scope 3 emissions inventory in upcoming years. The challenges associated with the reduction of GHG emissions across our value chain include decarbonising in sectors where technologies and transition pathways are still developing, and overcoming limitations in the methodologies used to estimate certain Scope 3 emissions categories. For example, Category 10 emissions from the processing of sold products are currently estimated using non-customer-specific data and therefore cannot reflect actual GHG emissions reductions achieved by individual customers. As we advance initiatives to support reductions in Scope 3 emissions associated with the processing of sold products, adopting a more granular and customer-specific reporting methodology would allow us to better capture GHG emissions reductions. These reductions may result from changes to product quality or the use of lower GHG emissions processing routes, including those enabled by our investments in the development of lower GHG emissions steelmaking pathways.

We have a long-term goal of net zero Scope 3 emissions by CY2050. Our key focus areas for reducing our Scope 3 emissions have not changed since we published our CTAP 2024 and remain those associated with steelmaking, shipping and our suppliers. These focus areas have been set with consideration of the scale of GHG emissions in our value chain, the level of impact we can achieve with stakeholders and industry, and the alignment to our portfolio strategy. Achievement of our long-term net zero goal is uncertain, particularly given the challenges of a net zero pathway for our customers in steelmaking, and we cannot ensure the outcome alone.

2.2.1 Steelmaking

We have a medium-term goal for CY2030 to support industry to develop technologies capable of 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking with widespread adoption expected post-CY2030. Our approach to achieving this goal is to identify and focus our efforts on the technologies with the strongest potential to enable near zero emissions steelmaking. Figure 3 outlines the three ore-based steelmaking process routes with the strongest potential to enable near zero emissions intensity that we consider most likely to be viable for widespread adoption due to their flexibility, scalability and efficiency. These process routes are consistent with those outlined in our CTAP 2024 and encompass the modification of existing blast furnace technology, which is expected to remain important in global steel production for decades to come, and the development of alternative, lower GHG emissions steelmaking processes using direct reduced iron (DRI) and electric furnaces (EF), such as the electric smelting furnace (ESF), or using electrochemical reduction (ER).

Our approach is underpinned by targeted research and development (R&D), feasibility studies, pilots and demonstration projects, and collaborative partnerships. Our collaborations include 13 steelmakers. Together, these steelmakers accounted for approximately 25 per cent of reported global steel production in CY2025[2] and, given their scale and role in the industry, could play an important role in the future deployment of successful lower GHG emissions steelmaking technologies. We also provide direct funding into R&D, pilots and demonstrations and have made early-stage investments in the emerging electrochemical pathway for steel production through BHP Ventures, our dedicated venture capital unit.

As we progress towards our goal for CY2030, we will continue exploring options to support modified blast furnace abatement demonstrations, scale up and optimisation for the application of carbon capture in blast furnace steel plant sites and complete further trials using BHP's Pilbara iron ores under the DRI-EF and ER pathways.

FY2026 highlights

In our modified blast furnace process route:

– With our partners Zenith Steel, we progressed into testing campaigns for injecting hydrogen-rich byproduct gas into the blast furnace to partially replace pulverised coal injection and coke. These trials demonstrated a 2–3 per cent CO_2 emissions intensity reduction on crude steel basis[3] and ongoing operations will explore further improvements.

– We advanced carbon capture trials on blast furnace gas across multiple technologies and sites, to potentially enable at least 20–30 per cent CO_2 emissions intensity reduction when applied at scale.[3] Pilot campaigns completed in FY2026 tested MHI's amine-based CO_2 capture technology at ArcelorMittal Ghent (Belgium, along with partner MDP) and HBIS's vacuum pressure swing absorption in Hebei (China). Both campaigns demonstrated key performance metrics in operating time, CO_2 capture rate and purity.

Figure 3: Potential ore-based (integrated) steelmaking technology pathways[4]

These pathways offer the greatest potential for steel decarbonisation with sufficient flexibility, scalability and efficiency.

		Raw materials flexibility	Current state		End state	
			Primary reductant	Emissions[2,3] (t-CO_2/t-steel)	Primary reductant	Emissions[3] (t-CO_2/t-steel)
Modified blast furnace (BF)	*Blast furnace – basic oxygen furnace (BOF)* *BF – BOF pathway*	*very high*	Carbon	*2.2*	Carbon	*0.4*
Direct reduced iron (DRI) – electric steelmaking	*DRI – ESF pathway*	*high*	Carbon (natural gas)	*1.2*	Hydrogen	*0.4*
	DRI – EAF pathway	*very low*	Carbon (natural gas)	*1.3*	Hydrogen	*0.3*
Electrochemical reduction (ER)	*Electrolysis pathway*	*high*	Electricity	*2.6*	Renewable electricity	*<0.1*

1. Refer to Table 6c on page 80 for the basis of our adjustments.
2. CY2025 data sourced from the World Steel Association.
3. Relative to conventional blast furnace steelmaking at the respective testing sites.
4. Raw materials flexibility indicates whether the process route can use variable iron ore and scrap grades (indicated by the full bar) or is sensitive to ore and scrap quality (as, for example, is the electric arc furnace). We expect technologies with wider raw material flexibility to be more attractive options for steelmakers. The blast furnace process route GHG emissions intensity 'today' value has been calculated using a baseline reference of 2.2 tonnes of CO_2-e per tonne of crude steel, as sourced from the IEA Iron and Steel Technology Roadmap (October 2020). The 'end state' value assumes a blast furnace basic oxygen furnace steel plant with electrolytic hydrogen injection, top gas recycling and carbon capture utilisation and storage (CCUS) applied to key point sources (coke ovens underfiring, blast furnace hot stoves and on-site power plant), utilising raw materials. The electric arc furnace route GHG emissions intensity 'today' value is sourced from an average of a sample of natural gas-based direct reduced iron electric arc furnace sites utilising up to 25 per cent scrap, as well as the CRU Steel Cost Model and BHP analysis. All other GHG emissions intensity values are sourced from BHP analysis.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 63 We partnered with steelmakers and other value chain participants in a consortium to develop a first-of-its-kind Carbon Capture, Utilisation and Storage Hub Study. In April 2026, the consortium completed Phase 1 of the study, identifying five potential hub locations across India, Indonesia, Malaysia and Australia. Detailed feasibility work is planned for FY2027. In our Direct Reduction Iron – Electric Smelting Furnace (DRI-ESF) steelmaking process route: The design phase for the Neosmelt DRI-ESF demonstration-scale plant, with BlueScope, Mitsui Iron Ore Development, Rio Tinto and Woodside, is 90 per cent complete. The pilot is expected to be commissioned in CY2029, subject to a Final Investment Decision (FID) in Q4 CY2026. We progressed enabling the use of our iron ores in pellet-shaft DRI via commercial scale pellet trials with Zenith Steel in China achieving >50 per cent of our Pilbara iron ore in the feed blend. We continue to work to optimise pelletising of Pilbara ores and better understand the operational trade-offs towards the shaft DRI-ESF pathway, which offers greater than 80 per cent CO2-e reduction potential compared with conventional blast furnace. We signed an MoU with POSCO to partner in their innovative HyREX project trials with hydrogen fluidised bed DRI-ESF, which complements our pellet-shaft DRI project and Neosmelt demonstration-scale plant. In our Electrochemical Reduction (ER) process route: We continued working with BHP Ventures portfolio companies Boston Metal and Electra to test and trial BHP’s Pilbara ores in their pilot plants, supplying iron ore samples and technical support for scale-up and assessment of iron ore performance. Notably, Electra reported a pilot campaign, including BHP’s Pilbara iron ore fines, in a 1,400-hour continuous run test, and has begun construction on a larger demonstration plant targeting 500–1,000 tpa metal production. 2.2.2 Direct suppliers We have a long-term target to achieve net zero by CY2050 for the operational GHG emissions (Scopes 1 and 2 emissions) of our direct suppliers. Our strategy to progress towards this target focuses on our top 500 direct suppliers by spend, which contributed 78 per cent of our FY2026 total spend on suppliers, and encompasses three areas of focus – selective purchasing, supportive engagements and measurement and monitoring of GHG emissions from our direct suppliers. Our immediate area of focus is on the measurement and monitoring of GHG emissions from our direct suppliers as we seek to improve the accuracy of our Scope 3 emissions data. This will mean we are progressively better able to capture the improvements being implemented by our suppliers and identify areas that require greater focus. We continue to improve our procurement processes and mechanisms to better reflect climate-related requirements in our sourcing processes and contracts and enable us to track our suppliers’ progress over time. FY2026 highlights Following a pilot in FY2025, we have successfully incorporated product-level GHG emissions data from four strategic suppliers into our FY2026 reported Scope 3 GHG emissions inventory. Data provided by these strategic suppliers improved measurement accuracy. This data accounted for 5 per cent of our Scope 3, Category 1 emissions (data adjusted). We transitioned from using emission factors for our Scope 3 Category 1 reporting (which includes our direct suppliers’ operational GHG emissions) sourced from Quantis to ones sourced from Watershed’s Comprehensive Environmental Data Archive (CEDA), which provide more granular, country- and industry-specific emission factors that are updated annually and take into account more current data for relevant industries (taken as a whole) as they progressively decarbonise. 2.2.3 Shipping We have a medium-term goal to support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products by CY2030, from a CY2008 baseline, and a long-term target to achieve net zero by CY2050 for the GHG emissions for all shipping of BHP products. Additionally, we have made a First Movers Coalition commitment that, by CY2030, 10 per cent of our total products shipped to our customers on our time charter vessels will be shipped using zero GHG emission fuels.1 This commitment is subject to the availability of technology, supply, safety standards and the establishment of reasonable thresholds for price premiums. Our aims align with the International Maritime Organization’s mid- and long-term climate ambitions. As one of the world’s largest dry bulk charterers, our decarbonisation strategy encompasses improving operational efficiency through voyage optimisation and technology improvements on vessels we charter in collaboration with vessel owners, supporting the adoption of lower and low to zero GHG emission alternative fuels, and strengthening our carbon accounting practices. This remains consistent with the strategy set out in our CTAP 2024. We remain on track to meet our medium-term goal. For FY2026, the GHG emissions intensity of BHP-chartered shipping, measured for goal performance, was 46 per cent below the baseline year of CY2008 (baseline year and performance data adjusted2). For FY2026, our Scope 3, Categories 4 and 9 emissions from shipping, measured for long-term net zero target performance, continued their downward trend resulting in a 1.7 per cent reduction compared to FY2025, despite a 2.2 per cent increase in voyages. FY2026 highlights As described in our Annual Report 2025, we have retrofitted a wind-assisted propulsion system (a Flettner Rotor) on the shipping vessel M/V Koryu, which delivers our copper concentrates from Chile to Japan. During FY2026, we validated that the system can produce an average gross fuel savings of 5.2 per cent on a round voyage between Chile and Japan, depending on actual wind conditions and optimised vessel and rotor operations. We continued to advance the usage of lower GHG emissions fuels, such as LNG and biodiesel, across our trade routes. In FY2026, we expanded biodiesel bunker availability to include the ports of Zhou Shan, Las Palmas and Pasir Gudang. We collaborated with the Global Centre for Maritime Decarbonisation (of which we are a Founding Member) and HAMR Energy to co-lead a pilot that trials a biodiesel blend produced from tallow (waste animal fat) and used cooking oil on a BHP-chartered vessel owned by Berge Bulk transporting iron ore from Western Australia to China. The biodiesel blend provided 79 per cent emissions abatement as compared to conventional fuel oil, on an equivalent energy and well-to-wake basis. This pilot seeks to demonstrate the viability of a new fatty acid methyl ester (FAME) feedstock as marine fuel, expanding potential supply options. In partnership with shipping company NYK, we trialled low-carbon bio-methanol on one of our chartered voyages, transporting copper concentrates from Chile to China, resulting in a 65 per cent reduction in well-to-wake GHG emissions, compared to the equivalent quantity (by energy) of conventional fuel oil. To prepare for the delivery of our time-chartered ammonia dual-fuelled vessels, expected from FY2029, we continued to work with regulatory bodies, shipyards and other key stakeholders to address the challenges for use of ammonia onboard vessels. We also continued to engage with ammonia fuel supply chain stakeholders across technical, commercial and supply assurance aspects to ready the supply of low GHG emissions ammonia. 1. Definition of zero GHG emission fuels is aligned to the proposed IMO Net-Zero Framework: reduce well-to-wake GHG emissions by 80 per cent or more relative to a fossil heavy fuel oil. First Movers Coalition will assess and align with IMO’s lifecycle analysis methodologies, standards and overall guidance once it is released. 2. Refer to Table 6d on page 81 for the basis of our adjustments.

64 BHP Annual Report 2026 Sustainability Report continued 3 Strategy for managing climate-related risks and opportunities This section provides information about BHP’s strategy for managing climate-related risks and opportunities. 3.1 How we resource our response to climate-related risks and opportunities BHP resources our plans and response to climate-related risks and opportunities where capital allocation is required through the Capital Allocation Framework (CAF). The CAF provides flexibility to adjust capital spending and project phasing to accommodate evolving risks, market dynamics and cash flow generation. Operational GHG emission reduction projects are included in the ‘maintenance capital category’ within the CAF, along with other forms of risk reduction, asset integrity, compliance and major, minor and sustaining projects intended to preserve the ability to generate value at our operated assets. The CAF prioritises critical operational GHG emission reduction projects prior to organic development and other options for excess cash flow, including those that contribute to our medium-term target. Individual projects must also justify the investment based on abatement efficiency, technology readiness, maturity, operational impact, and relative economics. BHP assesses whether capital allocation is needed to strengthen resilience to climate-related physical risks by embedding climate considerations in our asset planning and operational investment decisions. This includes investment in infrastructure resilience, such as flood protection and water security, and the consideration of climate-related physical risks within both sustaining capital and major project approvals. In addition to capital expenditure, the Group resources our response to manage and respond to climate-related risks and opportunities through operating costs (e.g. renewable energy consumption) and human resourcing, which is managed through annual budgeting and planning processes. Information on financial effects, including capital and operating expenditure, is outlined in Table 1, disaggregated for the climate-related risks and opportunity BHP has identified. For more information on our climate transition strategy, our climate-related reduction targets and goals and GHG emissions performance, see section 2 Performance against our operational and value chain GHG emissions targets and goals on page 58 and section 5 Metrics and targets on page 76. 3.1.1 Internal carbon prices We embed carbon prices within operational asset planning, asset valuations and operational decision-making, including through the CAF and in the prioritisation of operational GHG emission reduction projects. Investment decisions and asset valuations used for the purposes of impairment testing consider carbon price assumptions in relevant regions by applying a carbon price to estimated unmitigated Scopes 1 and 2 GHG emissions over the life of the respective operation. Our internal carbon prices are derived from internal analysis, which is reviewed regularly and incorporates the latest regional policy, regulatory and market developments. In determining BHP’s strategy and carbon price forecast, factors including a country’s current and announced climate policies and targets, and societal factors, such as public acceptance and demographics, are considered. As national-level climate ambition differs by country or region and will likely evolve over time, we use regional carbon price trajectories from today to FY2050. Carbon prices are expected to rise over time, with BHP’s internal carbon prices ranging from US$0 to US$100 per tCO2-e in FY2026, US$0 to US$146 per tCO2-e in FY2030 and US$0 to US$250 per tCO -e by FY20501. All prices stated are in real 2 terms (July 2026) and the range considers the different regions where BHP and our key customers operate (see Transition risks 1 and 2 in Table 1 on page 66 for additional information). Future carbon prices are a significant area of judgement and subject to inherent uncertainty driven by a range of external factors, including the pace of policy implementation, the development of compliance carbon markets and the deployment of lower GHG emissions technologies. 3.2 Climate-related risks and opportunities BHP has applied judgement in identifying the climate-related risks and opportunities outlined in Table 1 below. For the purposes of this Sustainability Report, BHP refers to these as identified climate-related risks and opportunity. This disclosure does not represent an exhaustive list of all climate-related risks and opportunities facing BHP. Rather, Table 1 includes those risks and opportunities that BHP has determined could reasonably be expected to affect our cash flows, access to finance or cost of capital over the short, medium or long term. For non-operated joint venture investments (Antamina, Vicuña, Resolution Copper and Samarco) (NOJVs), we periodically undertake a process with respect to our investment in each NOJV to define, review and update key focus areas potentially material to our investment. We have not identified any climate-related risks and opportunities relevant only to an NOJV investment that could reasonably be expected to affect BHP’s cash flows, access to finance or cost of capital over the short, medium or long term. We have otherwise considered potentially material information for our NOJV investments with respect to our identified climate-related risks and opportunity based on information we have available (e.g. via NOJV governance structures) for our key focus areas review and assessed based on BHP’s economic exposure as an investor in the NOJVs. This is reflected in our identified climate-related opportunity, as described in Table 1. The climate-related risks and opportunity listed in Table 1 were identified from a combination of internal and external inputs. An initial set of climate-related risks and opportunities were identified primarily drawing from BHP’s Risk Framework (see How we manage risk in OFR 6 on page 21) and associated material2 risk profile (for risks) and strategic planning processes (for opportunities). At BHP, we take an enterprise approach to risk management and operate under one Risk Framework for all risks and opportunities (see How we manage risk in OFR 6 on page 21), including climate-related transition and physical risks and opportunities that may impact delivery of our strategy, our operations or our value chain. This ‘long list’ was then aggregated thematically to create the identified risks and opportunities representing broad areas of climate-related risk or opportunity. Elements from the ‘long list’ of risks and opportunities were used to identify additional information regarding the nature of each risk and opportunity, and sources of exposure to provide context and detail for users of this Sustainability Report. Our identified climate-related risks and opportunity were reviewed against external benchmarking and BHP’s historical reporting, alongside engagement with our Investor Relations team and other relevant subject-matter experts to consider external perspectives, including expectations of primary users of our general-purpose financial reports. The outcomes of our climate-related scenario analysis were also considered as a subsequent cross-check to test the suitability of our identified climate-related risks and opportunity (see 3.3 Scenario analysis and resilience on page 72). Aspects of our identified climate-related risks and opportunity are also incorporated into our risk factors described in OFR 6 on page 22. Further detail regarding how identification, assessment and monitoring of climate-related risks and opportunities is incorporated into our Risk Framework is described in section 4 Risk management on page 76. 1. The low end of each range is anchored by the low-case carbon prices for regions without legislated carbon prices, such as the US and parts of Southeast Asia. The high end of each range is anchored by the high-case carbon prices for regions with higher current and projected carbon price trajectories, such as the EU and the UK. 2. Material as assessed under BHP’s Risk Framework.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information Demand-related risks and opportunities for the Group’s commodities were considered in determining the identified climate-related risks and opportunity. While steelmaking coal (risk) and copper (opportunity) were included, other commodities did not meet the criteria for inclusion. Energy coal demand risk was considered in the ‘long list’ of potential climate-related risks, however given BHP’s plan to cease mining at Mt Arthur Coal in FY2030 and the relatively small contribution of NSWEC to the Group’s EBITDA, we determined it was not reasonably expected to affect our prospects and so have not included it as an identified climate-related risk for the purposes of this Sustainability Report (see 3.4 Equitable Change and Transition – New South Wales Energy Coal on page 75 for information regarding equitable change and transition at NSWEC). Similarly, potential opportunity associated with increased uranium demand was considered but not included, as uranium is a by-product of the Group’s copper operations and not a core commodity. Increased demand for potash was also considered, however we consider potash demand to be primarily driven by population growth and land competition, and while there are climate-related factors, these are considered less material drivers relative to the identified copper opportunity. Finally, increased demand for nickel was considered but not identified as a climate-related opportunity at this point in time, reflecting the current temporary suspension of Western Australia Nickel operations. Our identified climate-related risks and opportunity detailed in Table 1 are: Transition risk 1: Policy, legal and reputational Transition risk 2: Availability and commercial viability of operational decarbonisation technology Transition risk 3: Accelerated decrease in steelmaking coal demand Transition opportunity 1: Copper demand Physical risk 1: Physical climate-related risks Table 1 provides information on the nature of each identified climate-related risk and opportunity, the related time horizons and actual or potential impacts, and the associated current and anticipated financial effects. Refer to 7.4.3 Time horizons on page 88 for how we define our short-, medium- and long-term time horizons referenced in this Sustainability Report, which are aligned to our strategic planning and risk management. Refer to 7.4.4 Current and anticipated financial effects on page 88 for how we define the current and anticipated financial effects referenced in this Sustainability Report. Changes to BHP’s climate change strategy, global decarbonisation trends or developments in climate modelling (including in relation to climate-related physical risks) may impact BHP’s significant judgements or key estimates in addition to financial results, cash flows and the carrying values of certain assets and liabilities in future reporting periods. Based on current information, none of the identified climate-related risks or opportunity are expected to result in a material adjustment to the carrying amounts of assets and liabilities disclosed in the Group’s Financial Statements within the next annual reporting period. Refer to Financial Statements note 16 ‘Climate change’ on pages 157 to 159 for more information. BHP’s strategy to continue to manage climate-related risks and opportunities, including any investment and disposal plans and planned sources of funding, and their effects on our financial position may evolve over time. Material anticipated financial effects over the short, medium and long term, as currently assessed, including potential impacts on future investment and capital expenditure, are outlined in Table 1. 65

66 BHP Annual Report 2026

Sustainability Report continued

Table 1 – Our identified climate-related risks and opportunities

Transition risk 1	Policy, legal and reputational	
Time horizon	Medium term 1–5 years	Long term 5–30 years
Related risk factor (see OFR 6): Portfolio strategy, Access to markets, Environment		

Context

BHP is exposed to increasing scrutiny and evolving climate-related policy, regulatory and legal risks associated with GHG emissions. Key risks include:
- stricter government decarbonisation policies (e.g. Australia's Safeguard Mechanism (SGM))
- increased potential for climate-related litigation and other legal risks
- changing and divergent climate change-related policy settings across relevant jurisdictions

This risk could give rise to higher costs associated with carbon pricing, regulatory compliance, mitigation activities and legal matters, which may reduce future profitability and cash flows and potentially increase the risk of impairment. It may also impact BHP's licence to operate, access to capital and ability to maintain stakeholder trust. Our mining operations in Australia, Chile and Canada, as well as other growth-focused jurisdictions, may be exposed under this risk.

Assets or business activities most vulnerable to this risk and associated metric

- The FY2026 carrying value of property, plant and equipment, intangible assets and goodwill within the groups of cash generating units (CGUs) that include facilities covered by the Australian SGM (the most material GHG emission reduction policy relevant to BHP) and that were considered as part of BHP's impairment assessment was US$51.4 billion, representing 63 per cent of the Group's total carrying value of property, plant and equipment, intangible assets and goodwill.

Strategy and management actions

- Progress towards and delivery of our operational and value chain GHG emissions targets and goals (see section 2 *Performance against our operational and value chain GHG emissions targets and goals* on page 58).
- Active engagement in policy advocacy to support the development of effective climate policies. BHP's Climate Policy Principles are available at bhp.com/sustainability/climate-change/advocacy-on-climate-policy
- Consideration of carbon pricing within investment decisions and asset valuations used for the purposes of impairment testing (see section 5 *Metrics and targets* on page 76).

Potential current and anticipated Financial Statement impact areas (see Financial Statements note 16 'Climate change' on pages 157 to 159)

- Climate-related transition risks and opportunities and asset carrying values
- Acquisition and use of carbon credits
- Expenditure on operational decarbonisation
- Expenditure to support value chain decarbonisation

Current financial effects (30 June 2026)

- No impairments were recognised as a result of this risk in the current reporting period.
- Current year SGM obligation, to be settled in the following reporting period: US$23 million (BHP share), US$33 million (100 per cent basis).
- Carbon credit assets comprising prepayments and intangible assets: US$71 million, which are expected to be used to satisfy SGM obligations.
- Incremental operational GHG emissions reduction spend (capital expenditure, operating expenditure and lease payments): US$65 million.
- Operational expenditure on renewable energy (which represents 80 per cent of BHP's total electricity consumption) is embedded within raw materials and consumables in Financial Statements note 5 'Expenses and other income' on page 144.
- Balance sheet amounts related to renewable electricity power purchase agreements:
  - Lease liabilities: US$43 million
  - Financial derivatives: US$49 million
- Incremental value chain decarbonisation spend (operational expenditure): US$36 million.
- No material current financial effects were identified with respect to climate-related litigation.

Anticipated financial effects

- Carbon credits:
  - Credits will continue to be purchased and/or generated to satisfy regulatory liabilities, with the SGM liability expected to remain under US$75 million per annum (BHP share, nominal), under US$100 million per annum (100 per cent basis, nominal) in the short to medium term (between FY2027 and FY2030).
  - Post-FY2030 obligations will be contingent upon the Australian Government's approach to the future of the SGM, which is due to be reviewed in FY2027. BHP has not quantified anticipated financial effects beyond FY2030 as the level of measurement uncertainty involved in estimating those effects is so high and any estimation (both qualitative and quantitative) would be speculative in nature (and therefore not decision useful) given the outcomes of the review of the SGM are not yet known. The nature of any potential financial effects, being an annual liability for acquisition and/or application of carbon credits to satisfy the obligation, is not expected to change.
- Anticipated expenditure:
  - Incremental operational GHG emissions reduction capital expenditure and lease payments: approximately US$50 million in FY2027 and approximately US$0.5 billion over the medium term (between FY2028 and FY2031), weighted towards the end of the period. Expenditure in the latter years of the medium term is dependent on the availability and commercial viability of relevant decarbonisation technologies.
  - Annual incremental value chain decarbonisation spend is expected to be uneven in nature, driven by the timing of investment cash calls and the structure of underlying agreements. Based on historical trends and known commitments, spend in the short to medium term is expected to remain broadly consistent with current levels and recent periods.
  - In the long term (FY2032 onwards), the level of measurement uncertainty involved in estimating total potential expenditure, driven primarily by uncertainty in technology readiness, commercial availability and commercial viability for relevant decarbonisation technologies and associated measures, is so high that BHP has not provided quantification of the total potential spend for this period. Refer to 2.1.3 *Strategy for our long-term goal* on page 59 and Transition risk 2 for more information on the drivers of this uncertainty.
- Our use of renewable and/or other low to zero GHG emissions energy is anticipated to increase in the future, however the nature and quantum of any financial effects will be dependent on future commercial arrangements.
- We do not consider there to be a reasonable basis at this stage on which to estimate the anticipated financial effects of climate-related litigation or other potential legal actions in future reporting periods on the Group.
- This risk may give rise to reputational impacts, for example if the Group does not achieve our operational and/or value chain GHG emissions targets and goals within expected timeframes. Such impacts are inherently indirect, interdependent and subject to an extended time horizon, and therefore cannot be reliably estimated.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information Transition risk 2 Availability and commercial viability of operational decarbonisation technology Time horizon Medium term 1–5 years Long term 5–30 years Related risk factor (see OFR 6): Portfolio strategy Context BHP’s ability to achieve our operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) Group-level climate-related targets, goals and strategies is dependent on the timely availability, selection, safe and effective implementation of enabling technologies and low-carbon inputs and their commercial viability. Delays, failed trials, supply constraints or suboptimal technology options could slow operational decarbonisation, impact our ability to achieve our operational GHG emission medium-term target and long-term net zero goal and increase our operational decarbonisation and/or operating costs. This risk is focused on our operational GHG emissions reduction and excludes technologies relating to value chain decarbonisation. Assets or business activities that are most vulnerable to this risk and associated metric This risk is most concentrated in assets with hard-to-abate operational emissions, primarily diesel consumption (e.g. higher use of rail and haul trucks) and fugitive methane emissions that could require material operational decarbonisation capital expenditure, which in turn could influence strategies for our Group-level climate-related target and goal. The business activity most vulnerable to this risk is the nature, timing and amount of future operational decarbonisation capital expenditure. In FY2026, operational decarbonisation capital expenditure was US$30 million, representing less than 1 per cent of the Group’s total capital expenditure for the year. Refer to Current and anticipated financial effects below in this table for more information on the potential future financial exposure and associated uncertainty. Strategy and management actions Partnerships and technology trials to advance electric fleet solutions Electrification of mining equipment and locomotives remains BHP’s preferred solution to abate diesel emissions. Given these technologies are still emerging, BHP is implementing a structured program of PoC trials and pilots to test developing technologies in our operating environments, in collaboration with OEMs and peers. We are also working with OEMs and peers through groups such as the International Council on Mining and Metals to help accelerate the availability of mining equipment and vehicles that are safe and reliable. OEM diversification We have expanded relationships with global OEMs, including XCMG, BYD, CATL and Siemens Mobility to support development and access to future lower and low to zero GHG emissions technologies that could potentially be deployed in the future, including next-generation battery systems, charging infrastructure, electrified fleet options and complementary energy-management solutions. Assessing alternative pathways While electrification remains our preferred approach to diesel displacement, we continue to monitor and evaluate emerging technologies as alternative or complementary solutions that could potentially be implemented in the future. Advancing fugitive emissions abatement Reducing fugitive methane emissions remains a challenge, particularly in open-cut coal mine operations. We seek to abate fugitive emissions to the greatest extent that is technically and commercially viable. We continue to engage with industry, research partners and technology providers to monitor emerging solutions for potential future implementation. Potential current and anticipated Financial Statement impact areas (see Financial Statements note 16 ‘Climate change’ on pages 157 to 159) – Acquisition and use of carbon credits – Expenditure on operational decarbonisation – Useful economic lives of property, plant and equipment – Timing, scope and expected cost of closure and rehabilitation activities Current financial effects (30 June 2026) Refer to operational GHG emissions reduction expenditure in Transition Risk 1. No other material current financial effects identified. Anticipated financial effects Refer to operational GHG emissions reduction expenditure and to potential reputational impacts in Transition Risk 1. Potential use of carbon credits to meet our operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) target and goal: Based on our current operational GHG emissions forecast for FY2030 and methodologies for GHG emissions accounting (see 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions on page 89), we are on track to meet our medium-term target (FY2030) through structural abatement1 and we do not intend to use voluntary carbon credits. We will not use regulatory carbon credits (i.e. those used for compliance under regulatory schemes, such as the Safeguard Mechanism in Australia) to meet our medium-term target (see section 2 Performance against our operational and value chain GHG emissions targets and goals on page 58 and section 5 Metrics and targets on page 76). The extent to which carbon credits may be required to meet our CY2050 net zero goal is subject to uncertainty arising from the non-linearity of potential abatement pathways due to factors including future growth and the availability and commercial viability of decarbonisation technology (refer to 2.1.3 Strategy for our long-term goal on page 59). Additional drivers of uncertainty include carbon prices (refer to 3.1.1 Internal carbon prices on page 64) and policy developments in the jurisdictions in which we operate. Given the level of measurement uncertainty is too high for an estimate to be decision useful, BHP has not provided quantification of the potential long-term anticipated financial effects relating to the use or purchase of carbon credits. BHP does not expect the adoption of decarbonisation technologies to materially impact the estimated useful lives of our existing fleet assets. It is expected that haul trucks and other diesel-powered equipment will continue to be replaced at the end of their existing useful lives, in line with regular fleet renewal programs. Existing fleet assets may also be redeployed across operations to maximise utilisation and support continued use over their estimated useful lives as part of a phased transition. Once we know we can safely and reliably deploy battery-electric equipment in closure activities, their use will also be reflected in closure cost estimates as appropriate. 67 1. For more information refer to our assumptions and further details in 2.1.2 Pathway to our medium-term target on page 58.

68 BHP Annual Report 2026 Sustainability Report continued Transition risk 3 Accelerated decrease in steelmaking coal demand Time horizon Long term 5–30 years Related risk factor (see OFR 6): Portfolio strategy, Access to markets Context This risk reflects a potential acceleration of timeline for long-term decline in steelmaking coal demand arising from earlier-than-assumed uptake of lower GHG emissions technology in the steelmaking sector, such as hydrogen-based direct reduction, electric smelting furnaces and electrolysis. BHP continues to expect demand for steelmaking coal to remain robust for decades but the potential exists for blast furnace iron making, which depends on coke made from steelmaking coal, to be displaced at scale by emergent technologies faster than we expect, which presents a strategic risk that could further impact the demand outlook for steelmaking coal and prospects of our steelmaking coal business and the Group’s portfolio. Assets or business activities that are most vulnerable to this risk and associated metrics – BMA contribution to FY2026 Underlying EBITDA: US$0.7 billion, representing 2 per cent of the Group total.1 Strategy and management actions We believe a feasible GHG emissions intensity reduction trajectory for steelmaking will involve a combination of conventional blast furnace assets (modified to reduce their GHG emission intensities), as well as the progressive introduction of near zero emission process routes. – Through divestment of our interest in BHP Mitsui Coal (BMC) in FY2022 and the divestment of the Blackwater and Daunia mines by BMA in FY2024, we have reshaped our portfolio to focus on producing higher-quality steelmaking coal to support conventional blast furnaces, which we expect will continue operating, with a preference for using higher-quality steelmaking coal to enable greater efficiency and lower GHG emissions intensity steelmaking, into the long term. – BMA FY2026 net operating assets: US$6.4 billion, representing 9 per cent of the Group total. – We are supporting the development and adoption of modifications to lower GHG emissions intensity of existing blast furnace technology in steelmaking. See section 2 Performance against our operational and value chain GHG emissions targets and goals on page 58 for detail on our approach to steelmaking decarbonisation and FY2026 actions. Potential current and anticipated Financial Statement impact areas (see Financial Statements note 16 ‘Climate change’ on pages 157 to 159) – Portfolio decisions – Climate-related transition risks and opportunities and asset carrying values Current financial effects (30 June 2026) – Financial performance of BMA is influenced by a range of factors, including climate-related factors, which cannot be fully isolated from other operational and market drivers. The climate-related factor considerations, including assumptions regarding commodity demand, pricing, costs, policy settings and closure timing are incorporated into the cash flow forecasts and key assumptions supporting valuations used for the purposes of BHP’s impairment assessments. No impairment has been recognised in relation to BMA in the current reporting period. Anticipated financial effects – BHP continues to expect demand for steelmaking coal to remain robust in the long term, reflecting ongoing reliance on the significant component of global steelmaking capacity provided by blast furnace steelmaking, the relatively young blast furnace fleet in China and the new blast furnace capacity expected to come online in India and Southeast Asia in the coming decade. – While climate-related policy and transition dynamics represent a source of uncertainty, BHP’s steelmaking coal production and financial effects, including but not limited to EBITDA, carrying value of assets, and closure costs are anticipated to be influenced by factors such as mine life depletion, coal seam characteristics and operational considerations. These factors interact in ways that make the climate-related financial effects not separately identifiable from other underlying drivers. – Timing, scope and expected cost of closure and rehabilitation activities – While sustaining capital continues to be deployed to maintain safe operations and reduce operational risk, no growth capital was spent at BMA in FY2026. However, for illustrative purposes only of potential impacts, a US$1/t change in steelmaking coal price would result in an approximate impact of US$12 million on FY2026 Underlying EBITDA.2 – There is no growth capital expenditure currently planned at BMA over the short to medium term. Any future expenditure would be subject to BHP’s Capital Allocation Framework, which we use to assess the most efficient and effective way to deploy capital. 1. Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items. 2. EBITDA sensitivities: assumes total volume exposed to prices; determined on the basis of BHP’s existing portfolio.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information Transition opportunity 1 Copper demand Time horizon Short term up to 1 year Medium term 1–5 years Long term 5–30 years Related risk factor (see OFR 6): Portfolio strategy Context The more the global economy progresses in a transition toward net zero, the more important the composition of BHP’s commodity portfolio will become, reflecting its suitability to support the expected increase in the demand for certain commodities arising from global decarbonisation and the energy transition. Specifically, copper is a key contributor in the following trends: increased electrification across end-use sectors, driving higher copper usage due to its essential role in electrical infrastructure electrified products, such as electric vehicles, require significantly more copper expansion of distributed energy grids to meet growing electricity demand, particularly from renewable sources, increases copper requirements renewable generation technologies, such as wind farms generally have a high copper intensity Additionally, copper is essential to building the backbone for the digital transformation and deployment of AI globally. This opportunity is relevant to commodity attractiveness for our copper-related NOJV investments in addition to our copper producing operated assets. Assets or business activities that are most aligned to this opportunity and associated metric – Copper contribution to FY2026 Underlying EBITDA: US$18.2 billion, representing 54 per cent of the Group total.1 Strategy and management actions BHP continues to strengthen our position in copper through a diversified portfolio of existing operations and strategic investments in emerging options. Key copper growth and expansion opportunities (subject, as applicable, to final investment decisions and external approvals) include: – Copper contribution to FY2026 net operating assets: US$43.5 billion, representing 59 per cent of the Group total. – Copper South Australia – Escondida Growth Program – Cerro Colorado restart and mine life extension project – Vicuña NOJV – Resolution Copper (NOJV) Potential current and anticipated Financial Statement impact areas (see Financial Statements note 16 ‘Climate change’ on pages 157 to 159) – Portfolio decisions Current financial effects (30 June 2026) – Investment in this opportunity through capital expenditure in copper assets (operated assets): US$4.6 billion. Anticipated financial effects – Planned capital expenditure to support the growth of copper assets (operated assets): estimated to be approximately US$1.4 billion in FY2027, US$1.9 billion in FY2028 and US$3 billion on average per year (nominal) across FY2029 to FY2031, subject to the outcomes of BHP’s capital allocation processes.2 – Longer-term expenditure has not been quantified as the level of measurement uncertainty associated with estimating future cash outflows is currently too high for the information to be considered decision useful. Future expenditure will be subject to BHP’s Capital Allocation Framework, which provides flexibility to prioritise projects as required in the short and medium term. Longer-term investment and projects are also subject to commercial sensitivity. – Climate-related transition risks and opportunities and asset carrying values – Refer to Financial Statements note 29, ‘Investments accounted for using the equity method’ on pages 177 to 179 for the financial performance of the Group’s investments in relevant copper-related NOJVs. – Potential further investment in copper-related NOJVs is expected to form part of the Group’s broader copper growth strategy. However, the approval requirements, timing and quantum of any such investments are subject to commercial sensitivities and have therefore not been disclosed. – The financial performance of BHP’s copper business is influenced by a variety of external drivers, including economic growth, the energy transition and data centres. Future copper demand, pricing and cost structures are subject to significant uncertainty driven by macroeconomic conditions, policy developments, technology adoption, substitution and recycling rates, together with supply-side factors, including permitting outcomes, project execution and climate-related factors. These variables interact in ways that mean climate-related financial effects cannot be reliably identified separately from other drivers, such as urbanisation and population growth. As a result, it is not possible to attribute changes in financial performance to climate-related factors on a standalone basis. However, for illustrative purposes only of combined potential impacts, a US¢1/lb change in copper price would result in an approximate impact of US$39 million on FY2026 Underlying EBITDA.3 69 1. Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items. 2. Capital and exploration expenditure guidance is subject to movements in exchange rates. 3. EBITDA sensitivities: assumes total volume exposed to prices; determined on the basis of BHP’s existing portfolio; and excludes impact of equity accounted investments.

70 BHP Annual Report 2026

Sustainability Report continued

Physical risk 1	Physical climate-related risks		
Time horizon	Short term up to 1 year	Medium term 1–5 years	Long term 5–30 years
Related risk factor (see OFR 6): Operational events, Key infrastructure failure, Portfolio strategy, Access to markets, Environment			

Context

A changing climate could exacerbate and trigger climate-related physical risks for BHP's operations, assets and NOJV investments, workforce, communities, supply chains, customers and other partners. These risks arise from both the increasing severity and/or frequency of acute events (extreme climatic events, such as floods, cyclones and heatwaves) and chronic changes (such as prolonged drought, rising temperatures and incremental increases in extreme heat days). The potential effects of these events on our business model and value chain may be both direct and indirect.

Assets or business activities that are most vulnerable to this risk and associated metric

Figure 4 below illustrates the potential impacts of climate hazards to our operations, workforce and value chain. The ticks reflect where the potential impact is reflected in a material risk scenario for the asset identified under our Risk Framework (including prior to any further exacerbation by a changing climate). The figures shown are each asset's proportion of the Group's FY2026 revenue and reflect the Group's assessment that the most material potential financial effects of climate-related physical risk would be likely to result from production disruptions under both current and projected climate conditions. These percentages are illustrative and do not indicate that the entirety of an asset's revenue is or would be at risk, given the localised nature of climate hazards and the diversity of the Group's operations, infrastructure and geographic footprint. BMA and WAIO are in regions where adverse weather impacts production more frequently compared to our other operated assets.

Figure 4: Potential impacts of climate hazards

Potential impact	Relevant climate hazards	BMA	Copper South Australia	NSWEC	WAIO	Escondida	Pampa Norte	Jansen potash project	Legacy assets
Workforce health and safety, and/or environmental incidents	Extreme weather events, including extreme precipitation and/or flooding, extreme temperatures (hot and cold), extreme wind (including cyclones), extreme fire weather, storms	✓	✓	✓	✓	✓	✓	✓	✓
Disruption in the supply of critical production inputs, and access to supply chain infrastructure	Changes in average rainfall, temperature and/or evaporation	Identified as value chain risks							
Disruption and/or damage to key production and electrical infrastructure and equipment	Extreme weather events, including extreme precipitation and/or flooding, extreme temperatures (hot and cold), extreme wind (including cyclones), extreme fire weather, storms	✓	✓	✓	✓	✓	✓	✓	
Disruption and/or damage to water supply and storage, and tailings management infrastructure	Extreme precipitation and/or flooding	✓	✓	✓	✓	✓	✓		✓
Disruption and/or damage to port and coastal infrastructure and operations	Extreme precipitation and/or flooding, cyclones, sea swell, sea level rise, changes in marine ecosystems from higher sea surface temperatures	✓			✓	✓	✓		
Water shortages impacting production	Drought and/or changes in average rainfall, temperature and/or evaporation	✓			✓				
Revenue (US$M)		3,876	6,011	1,714	23,726	17,054	2,857	N/A[1]	N/A[1]
Revenue as a percentage of the Group's total (FY2026)[2]		7%	10%	3%	40%	29%	5%	N/A[1]	N/A[1]

Management actions in place (direct and indirect)

- Monitoring of weather and maritime conditions
- Site-specific severe weather preparation and response plans, emergency management systems etc
- Working in heat policies, work/rest regimes and scheduling adjustments
- Commitment to GISTM conformance, including climate-related requirements
- Incorporation of climate resilience in design e.g. Port Hedland infrastructure is designed to withstand Category 5 tropical cyclone winds (see also the Olympic Dam case study on the following page)
- Infrastructure to channel, remove, and store excess surface water
- Detailed contingency planning, including for inbound and outbound supply chain disruptions
- Engagement with third party infrastructure operators and surface providers
- Critical spares strategy and inventory management, including for weather-sensitive equipment and utilities
- Stockpile capacity
- Equipment maintenance and inspection routines
- Thermal ratings and design tolerances for fixed and mobile equipment
- Climate considered in closure planning
- Internal guidance developed and applied on incorporating climate change projections into mine water planning, hydrologic assessment and infrastructure design

1. As non-operating assets, there is currently no attributable revenue. Financial exposure to climate-related physical risks for these assets primarily relates to the consideration of weather conditions and climate projections in asset design and construction (Jansen potash project) and closure and rehabilitation activities (Legacy assets).
2. 6 per cent of Group revenue (not included in the table above) is not attributable to an operating asset and relates to third-party products, unallocated items, inter-segment adjustments and other items, as disclosed in Financial Statements note 2 'Revenue' on page 136.

Strategy and management actions

We have in place a range of existing controls (including direct and indirect adaptation measures) for climate-related physical risks, captured in Figure 4 above, with examples illustrated in the case studies on page 71.

To understand how a changing climate may alter the frequency and severity of the climate hazards and associated potential operational and productivity impacts under different climate-related scenarios and time horizons, we have undertaken studies to evaluate our operational climate-related physical risks. See 3.3 *Scenario analysis and resilience assessment* on page 72 for more detail.

These studies have been informed by our climate hazard dataset (CHD), which covers the assets in the table above and some key value chain locations, enabling us to deepen our understanding of our operational climate-related physical risk exposure, alongside local observational data and other sources of climate projections. The CHD incorporates climate projections from CMIP6 climate models for the period CY2026 to CY2085 informed by three Shared Socio-economic Pathway (SSP) scenarios used by the Intergovernmental Panel on Climate Change (IPCC).

The results of these studies have been incorporated into our risk management routines and we continue to strengthen our embedment of climate-related physical risk into other business processes including business planning, capital allocation and closure. Our approach to evaluating our operational climate-related physical risks is shown in Figure 5 on page 71.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information Physical risk 1 Physical climate-related risks continued Figure 5: Our approach to climate-related physical risk Climate data projections Operational site impacts Safety, productivity and cost impacts Financial impacts and value-at-risk Incorporating into business planning, risk management and capital allocation Use of climate data and projections for different scenarios and time horizons Risk identification and evaluation, including engineering assessments, to understand the potential direct impact of climate-related risks on our sites Applying internal models to assess potential impacts to safety, cost and productivity Incorporating assessment results into internal planning models to understand potential financial impacts and value-at-risk Embedding consideration of climate-related physical risk (including value-at-risk) into business planning, risk management and capital allocation, as required To prioritise safety and mitigate the operational interruption risk from climate hazards, we consider climate-related physical risks as part of our capital projects decision-making process, including, where relevant, the incorporation of weather conditions and climate projections in asset design. Potential current and anticipated Financial Statement impact areas (see Financial Statements note 16 ‘Climate change’ on pages 157 to 159) – Climate-related physical risk and asset carrying values Current financial effects (30 June 2026) – The consideration of climate-related physical risks, including BHP’s current estimate of potential future operational interruptions, is reflected in business planning and the valuations that underpin BHP’s impairment assessments. Further detail on the significant judgements and estimates that inform the FY2026 impairment assessments is included in Financial Statements note 13 ‘Impairment of non-current assets’ on pages 152 to 154. – As adaptation measures are generally embedded within the design and execution of broader capital projects, any related expenditure is typically not separately identifiable and is reflected within the ‘Additions’ to property, plant and equipment shown in the table in Financial Statements note 11 ‘Property, plant and equipment’ on pages 149 to 150. Anticipated financial effects – Our planning assumptions include production disruption allowances that reflect weather-related impacts on operations, including those arising from climate-related physical risks. These allowances are informed by historical weather disruption patterns and/or climate outlooks based on an operation’s geographic region and asset infrastructure. For operations located in regions where adverse weather is more likely to impact production on a regular basis (BMA and WAIO), this includes an annual ‘adverse weather allowance’ embedded within the short-, medium- and long-term planning and operational processes. This allowance has historically represented approximately 2 per cent or less of the Group’s copper equivalent production and is embedded within the baseline production planning assumptions. – Capital expenditure associated with climate-related physical risk adaptation measures would typically be incorporated within the broader capital project scope, so any future adaptation capital expenditure is not separately identifiable. BHP has not provided quantification of the combined financial effects (total potential additions to property, plant and equipment), as the resulting information would not be decision useful. – Quantifying the financial effects of climate-related physical risks as potentially exacerbated by a changing climate is inherently complex and subject to a high degree of measurement uncertainty, especially over long-term time horizons where the range of potential climate futures and associated impacts is inherently wide. – Timing, scope and expected cost of closure and rehabilitation activities – In FY2026, there were no material updates to BHP’s closure and rehabilitation provisions arising from cost estimate updates relating to the potential impacts of climate-related physical risks. Further detail on the key judgements and estimates impacting BHP’s closure and rehabilitation provisions is provided in Financial Statements note 15 ‘Closure and rehabilitation provisions’ on page pages 155 to 157 and note 16 ‘Climate change’ on pages 157 to 159. – While the Group continued to experience weather-related events during FY2026, operational resilience and mitigation measures helped to manage the associated impacts, and no material financial effects were identified. For example, at BMA, improved wet weather operating performance enabled us to partially mitigate the potential impacts of higher-than- average rainfall including Tropical Cyclone Koji. The Group relies on external climate-related scenarios, which are periodically updated to reflect the latest scientific understanding of the actual or potential impacts of climate change on weather patterns. Future updates to these scenarios may influence risk assessments and could result in material changes to financial results and the carrying values of assets and liabilities in future reporting periods. The timing and nature of any such changes cannot be predicted, however none are expected in the next annual reporting period (FY2027). – Under higher global warming temperature pathways, the frequency, severity and duration of climate hazards, including extreme rainfall, heatwaves and drought, are expected to escalate, increasing the risk of operational interruptions and impacts to financial performance (i.e. impacts to revenue and costs). Our scenario analysis (see 3.3 Scenario analysis and resilience assessment on page 72) examined the likelihood and consequence of extreme weather events and changes in weather patterns under future climate scenarios. Case jellyfish study: at Escondida’s Combatting desalination algal blooms plant and Case at Olympic study: Dam Flood resilience Escondida’s Coloso desalination plant enhances resilience to chronic water scarcity in northern Chile by providing a reliable water supply to the Escondida operation. This infrastructure is, however, exposed to rising sea surface temperatures that increase harmful algal blooms and jellyfish activity, which can damage intake systems, reduce plant efficiency and, in severe events, potentially interrupt freshwater supply to mining operations, with associated downtime and repair costs. To address this risk, Escondida has implemented controls including implementation of a physical ‘exoskeleton’ barrier and a bubble curtain barrier to prevent marine biomass from entering the seawater intake pipelines. Further adaptation measures include monitoring of oceanographic conditions, early warning systems, routine cleaning and maintenance of intake and pretreatment systems, and ongoing identification of projects aimed at ensuring operational continuity. At Olympic Dam in South Australia, climate-informed flood mapping has strengthened operational resilience in the face of increasing extreme rainfall risk. The underground mine contains multiple shafts, declines and vent raises that could act as pathways for surface water ingress during major flood events. By integrating future climate projections with flood modelling and dewatering simulations, we assessed whether existing drainage and pumping systems could safely manage projected inflows and improved understanding of risks to key infrastructure. The work has enabled safer and more reliable operations by improving dewatering planning and illustrated a method for integrating climate modelling into system requirements for an underground operation. 71

72 **BHP** Annual Report 2026

Sustainability Report continued

3.3 Scenario analysis and resilience

3.3.1 Overview

BHP uses climate-related scenario analysis to assess the resilience of our strategy, business model and portfolio under a range of future climate outcomes. In FY2026, we assessed resilience using a lower-warming 1.5°C-aligned scenario (Wood Mackenzie Net Zero) and a higher-warming ~2.7°C scenario (SSP2-4.5), alongside consideration of our planning range, which implies a projected global temperature increase of approximately 2.2–2.5°C by 2100. The analysis considered our identified climate-related risks and opportunity (see Table 1 on page 66). The results indicate that BHP's strategy, portfolio and operations remain resilient under the scenarios assessed, supported by our strategy formation, and capital allocation and planning processes. No additional climate-related risks and/or opportunities or response actions, including investments, were identified beyond those already incorporated into our business plans and decision-making processes.

3.3.2 Scenario analysis

BHP's planning range

Our strategy formation and our capital allocation and planning processes are designed to enable deliberate and timely responses to the climate-related risks and opportunities for our portfolio.

We use our planning range (our long-term forecast of demand, supply and price across our commodities) for operational planning, strategy formation and investment decisions. Our planning range comprises a 'most likely' base case, used as the basis for judgements and assumptions in the Financial Statements, with probabilistic upside and downside cases for commodity prices that are designed to capture uncertainty. The planning range reflects BHP's proprietary forecasts for the global economy and associated sub-sectors (e.g. energy, transport, agriculture and steel) and the resulting market outlook for BHP's core commodities.

Given the complexity and inherent uncertainty of long-run forecasting, we periodically review key assumptions underpinning our planning range to reflect new information, with a process in place to assess the need to update internal long-term price outlooks for developments in the periods between review cycles.

During FY2026, the Group updated the key assumptions underpinning our planning range to reflect evolving economic and geopolitical conditions. As a result, BHP's planning range now implies a projected global average temperature increase of approximately 2.2–2.5°C by CY2100 (compared to the FY2025 assumption of a global average temperature increase of approximately 2°C), reflecting an updated assessment of BHP's outlook on the global decarbonisation pathways.

Approach to scenario analysis

Scenarios highlight different hypothetical pathways for the future and are not necessarily what we or others expect to happen.[1] We use scenarios to explore different themes or end states to test business decisions and portfolio resilience.

Our approach to climate-related scenario analysis considered what would provide useful information to users of this Sustainability Report. We have used an externally derived lower-warming scenario aligned to a 1.5°C temperature outcome and a higher-warming scenario aligned to a 2.7°C outcome. The outcomes of these analyses were used to inform the assessment of BHP's resilience to climate-related changes, developments and uncertainties, with consideration of our identified climate-related physical and transition risks and opportunity.

We selected the scenarios based on the following criteria:

- sector relevance and ability to reflect our identified climate-related transition/physical risks and opportunity
- ability to capture BHP's strategic, planning and risk management time horizons so resilience could be assessed over the full lifecycle of BHP's assets
- representation, in accordance with the Corporations Act, of at least one higher (≥2.5°C) and one lower (1.5°C) global warming scenario, with the lower-warming scenario aligning with the latest international agreement on climate change
- inclusion of relevant quantitative data (e.g. carbon prices, energy mix, demand/supply shifts, physical hazard intensities) and qualitative assumptions (e.g. regulatory settings, technological adoption, policy pathways) and, where possible, alignment with credible externally published sources

Based on these criteria, we selected the 2025 Wood Mackenzie Net Zero scenario (WM Net Zero) for our lower-warming scenario and Shared Socioeconomic Pathway (SSP) 2-4.5, defined in the Intergovernmental

Table 2 – Key inputs and global-level assumptions of lower- and higher-warming scenarios

Input/assumptions	WM Net Zero[2] *Lower-warming*	SSP2-4.5 *Higher-warming*	BHP Base Case
Climate outcome			
Global temperature increase by 2100	1.5°C	2.1–3.5°C (best estimate is 2.7°C)	2.2–2.5°C (range reflects post-2050 pathway uncertainty)
Global GHG emissions pathway	Energy-related CO_2 emissions decline consistent with a 1.5°C-aligned carbon-budget pathway, with residual emissions offset through carbon removals.	Emissions plateau then decline slowly post-2050; net zero is not reached this century.	Energy-related CO_2 emissions peak around 2030 then decline slowly; outcomes beyond 2050 are uncertain.
Policy and carbon pricing			
Policy and technology assumptions	Early, coordinated and stringent global policy; strong and consistent capital flows into lower GHG emissions energy.	Uneven and delayed; policy ambition falls short of what is needed for deep decarbonisation.	Current and announced policies enacted, but with some delays. Cost-competitive options such as solar and wind scale quickly, while costlier, less-mature lower GHG emissions technologies stall.
Global weighted average carbon price (real US$/t CO_2)	~US$171 (2050)	~US$21–113 (2050)	Refer to 3.1.1 *Internal carbon prices* on page 64.
Macroeconomic drivers			
Global population (CAGR 2020–2050)	0.59%	0.62%	0.68%
Real GDP growth (CAGR 2020–2050)	~2.5%	~2.8%	~2.1%
Energy system and technology			
Electrification and renewables	Electrification of end-use reaches 55% of total energy demand by 2050. Renewables dominate power supply.	Renewables expand steadily but do not displace fossil fuels at pace.	Electrification reaches 35% of total energy demand by 2050. Renewables dominate power supply.
Fossil-fuel share of primary energy	Falls sharply to ~30% of primary energy by 2050.	Remains high; fossil fuels retain a major share.	Remains substantial; ~66% of primary energy in 2050.
Risk lens (AASB S2)			
Transition risk	Higher	Lower	Moderate
Physical risk	Lower	Higher	Moderate

1. There are limitations to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not a forecast and is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate.
2. The data presented in the WM Net Zero column was obtained from Wood Mackenzie's Energy Transition Outlook: Net Zero Scenario 2025. The data and information provided by Wood Mackenzie should not be considered advice, be relied upon, copied or used except as expressly permitted by Wood Mackenzie. Wood Mackenzie takes no responsibility for the use of this data or information except as specified in an agreement with Wood Mackenzie.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 73 Panel on Climate Change’s (IPCC) Sixth Assessment Report, for our higher-warming scenario. We consider these two scenarios provide a sufficient range of diversity from the base case of our planning range (BHP Base Case) to suitably inform our resilience assessment. This is based on both their implied projected global average temperature increases and their divergent inputs and assumptions. While the temperature range of SSP2-4.5 (2.1–3.5°C) overlaps with that of the BHP Base Case, SSP2-4.5’s best estimate of 2.7°C exceeds the 2.5°C upper limit of the BHP Base Case, and is in accordance with the Corporations Act requirement for a higher-warming scenario, considered to be met by a -2.5°C scenario. We consider SSP2-4.5’s broader temperature range and assumptions to vary sufficiently from the BHP Base Case to enable assessment of BHP’s resilience to potential climate-related changes, developments and uncertainties, with this assessment supported by more detailed information on potential impacts under SSP2-4.5 available from our asset-level and value chain physical risk studies (as described below). Table 2 shows the key inputs and assumptions of our selected climate-related scenarios. A note on SSP5-8.5: The scenarios selected for our climate-related scenario analysis and resilience assessment are relevant across the range of our identified climate-related risks and opportunity. In contrast, SSP5-8.5, a ~4.4°C scenario, was not selected as a higher-warming scenario for portfolio-level resilience assessment because, as a high GHG emissions scenario predicated on fossil fuel-based development, it was deemed less relevant for climate-related transition risks. Further, the emissions levels assumed by SSP5-8.5 are no longer widely considered plausible by climate scientists, with the 2100 temperature outcome not represented in the next generation of climate scenarios (CMIP7) to be used by the IPCC for its Seventh Assessment Report.1 As described below with respect to our higher-warming climate-related scenario analysis, our asset-level and value chain physical risk studies, which informed the group-level resilience assessment, examined SSP5-8.5 (or its predecessor RCP8.5), however we do not consider it to be a reasonable or decision-useful scenario for portfolio-level analysis and resilience assessment, for the aforementioned reasons. Rather, the results of physical risk studies under SSP5-8.5 (or RCP8.5) were used for supplementary purposes, such as consideration in assessment inputs and to inform associated disclosures where appropriate (e.g. where the potential impact materially diverged from SSP2-4.5, or SSP2-4.5 results were not available), and as a consideration incorporated into routine annual risk evaluations under our Risk Framework. Lower-warming climate-related scenario analysis To inform BHP’s assessment of climate resilience under a lower-warming scenario, scenario analysis was undertaken in FY2026 using an externally sourced 1.5°C scenario, WM Net Zero. WM Net Zero is one of many hypothetical pathways for the future based on different assumptions relating to worldwide economies, associated global energy systems and policy landscapes (key inputs and assumptions are shown in Table 2). Indicators such as policy settings and technological change show the appropriate measures are not in place globally to drive decarbonisation pathways at a pace or scale required to limit the global average temperature increase to 1.5°C above pre-industrial levels (particularly in hard-to-abate sectors such as steelmaking), and Wood Mackenzie highlights WM Net Zero is a challenging outcome that would require significant changes to achieve (see also Areas of uncertainty and limitations on page 74). The scenario analysis involved qualitative evaluation of risk exposure and opportunities at a Group-level (based on commodities), followed by quantitative analysis for higher risk, greatest potential benefit or largest financial effects to individual commodities, focusing on 2030 and 2050 timeframes (noting these differ from the time horizons outlined in 7.4.3 Time horizons on page 88). This quantitative analysis assessed the commodity and carbon price-only sensitivity of enterprise net present value (NPV) and free cash flow under the WM Net Zero scenario relative to the BHP Base Case. While energy coal, potash and uranium were included in our enterprise NPV, they were not subject to detailed analysis given they were not identified as material aspects of identified climate-related risks and opportunities (see Table 1 on page 66). Rather than taking the WM Net Zero commodity price paths at face value, the relative difference between WM Net Zero and Wood Mackenzie’s base case (WM Base) prices was applied to the BHP Base Case. Scaling the WM Net Zero prices in this way preserves the key assumptions in terms of the commodity price impact of a 1.5°C outcome, while allowing for differences in our assumptions in terms of the underlying cost curves. This approach assumes that BHP’s cost curves will have a proportional shift similar to what is seen by Wood Mackenzie between its WM Base and WM Net Zero scenarios. This sensitivity assumes that other factors in the asset valuations, such as production and sales volumes, capital and operating expenditures and the discount rate, remain unchanged from those used in the Group’s FY2026 impairment assessments. The sensitivity also does not consider the actions BHP could take in respect of operating and investment plans to mitigate the cash flow and valuation impacts that may arise in a 1.5°C scenario (though BHP’s capability and flexibility to take relevant actions are considered in the resilience assessment). Outcomes of lower-warming scenario analysis Under the WM Net Zero scenario analysis described above, BHP cash flows remain positive across all timeframes and enterprise NPV is materially consistent with the BHP Base Case, supporting the resilience of our strategy and business model. The potential implications of the lower-warming scenario on our identified climate-related risks and opportunity are shown in Table 3. These implications also considered national, regional and technology-related qualitative assumptions aligned with WM Net Zero, such as more stringent climate policies and higher carbon prices in BHP’s operating and customer jurisdictions, and decreased use of blast-furnace steelmaking. Table 3 – Potential changes to exposure for BHP’s identified climate-related risks and opportunity under WM Net Zero Identified climate-related risk or opportunity Policy, legal and reputational Transition risk 1 Availability and commercial viability of operational decarbonisation technology Transition risk 2 Accelerated decrease in steelmaking coal demand Transition risk 3 Increased copper demand Transition opportunity 1 Physical climate-related risks Physical risk 1 Potential change in timing and significance under our lower-warming scenario (WM Net Zero) – Exposure to GHG emissions limiting regulation, carbon pricing and legal risk increases in the short to medium term, extending into the long term. – May result in higher compliance and operating costs. – Availability of lower GHG emissions technology may improve, but development may not keep pace with required decarbonisation trajectory. – Exposure timeframe is unchanged (i.e. remains medium- to long-term) given lead time for technology development. – May result in elevated implementation risks and elevated short- to medium-term capital costs. – Blast-furnace steelmaking may decrease alongside increase in alternative lower GHG emissions pathways, including CCUS adoption. – Exposure timeframe shifts earlier, commencing in the medium term, but the most significant impacts remain long term. – May affect the relative competitiveness of assets within the portfolio, potentially influencing the timing of individual site closures over the longer term. – Scale of opportunity increases, as does commodity substitution risk. – Increased price enhances economic viability of ore bodies. – Opportunity exists over all timeframes, but mostly in the medium term. – BHP’s existing position as largest copper producer is favourable, and a lower-warming scenario could enhance growth opportunities and potential operational life extensions. – Exposure remains widespread due to the nature of physical risks, varying based on geography, vulnerability, and adaptive capacity. – Severity of climate hazards would be lower in the long term compared to current expectations. – Requires continued focus on embedment of climate-related physical risk resilience considerations into decision-making to minimise potential safety, production or cost impacts. 1. Although a >4°C temperature outcome is noted to remain possible beyond 2100 or in unanticipated circumstances.

74 BHP Annual Report 2026

Sustainability Report continued

In addition to the scenario analysis described above, a commodity price sensitivity analysis has been performed to provide further analysis of the risk of potential impairment under WM Net Zero for assets in commodities more likely to be impacted in an accelerated decarbonisation scenario (i.e. steelmaking coal). This analysis is distinct from the enterprise-level scenario analysis described above as it utilises published WM Net Zero commodity prices rather than scaling BHP Base Case commodity prices based on the relative difference between the WM Net Zero and WM Base scenarios.

The sensitivity for the steelmaking coal assets reflects WM Net Zero commodity prices and consensus foreign exchange assumptions while assuming that other factors in the asset valuations, such as production and sales volumes, capital and operating expenditures, carbon pricing and the discount rate, remain unchanged from those used in the Group's FY2026 impairment assessments (other than an assumption that mining operations will cease at the point at which the assets begin to generate negative cash flows).

As such, the sensitivity does not attempt to assess all potential impacts, including those on asset valuations, that may arise under a 1.5°C scenario and does not consider all the actions BHP could take in respect of operating and investment plans to mitigate the cash flow and valuation impacts that may arise in a 1.5°C scenario.

Under WM Net Zero, reflecting the commodity prices outlined below and acknowledging that we consider a 1.5°C temperature outcome unlikely based on current indicators, this analysis would result in an indicative illustrative impairment of approximately US$2.5 billion for BHP's steelmaking coal assets.

Price source	CY2040 price (real, US$/tonne steelmaking coal)	CY2050 price (real, US$/tonne steelmaking coal)
WM Net Zero scenario (July 2025)	171	162

Areas of uncertainty and limitations

BHP's lower-warming scenario analysis is based on inputs, assumptions and models that are subject to inherent uncertainty arising from the dynamic nature of the global macroeconomic environment, climate system and model variability. The accuracy of results is influenced by the data used and assumptions made. Outputs represent plausible, unmitigated conditions for the specific scope assessed, rather than forecasts or expected outcomes.

The analysis considers relevant commodities and does not fully account for interdependencies and the interaction of broad macroeconomic drivers. As such, the results inherently cannot provide a complete or definitive analysis of our climate-related risks and opportunities, anticipated effects or resilience.

We continue to monitor global decarbonisation signposts and periodically update our planning range, associated price outlooks and cost of carbon assumptions. If in the future such signposts indicated the appropriate measures were in place for achievement of a 1.5°C outcome, we would reflect this in our planning range.

Higher-warming climate-related scenario analysis

We have conducted our higher-warming scenario analysis under SSP2-4.5, informed by:

- quantitative asset-level physical risk studies
- quantitative value chain physical risk studies
- qualitative scenario analysis with consideration of our identified climate-related risks and opportunity

The quantitative studies focused on climate-related physical risk were undertaken between FY2022 and FY2026. The studies assessed specific climate hazards reflected in material risk scenarios under our Risk Framework (see Figure 4) on page 70) and what the potential impacts of these hazards would look like under SSP2-4.5 (~2.7°C) and SSP5-8.5 (~4.4°C).[1] Studies were conducted at asset level, reflecting a detailed 'bottom up' approach to consider each asset's geographic region, asset infrastructure and operational processes. They included risk and impact transmission channel analysis and quantification of impacts informed by technical studies such as flood modelling, water balance modelling and various quantitative assessments. The outputs included the number of incremental production days or volume lost due to a changing climate at BHP's producing assets (excluding NSWEC), assuming no mitigating actions are implemented. Table 4 provides further detail on the asset-level studies applying this methodology.

NSWEC and legacy assets conducted qualitative multi-hazard assessments, exploring if and how existing material risks under our Risk Framework could be exacerbated by climate change, including under SSP5-8.5 (which in most instances provided the 'worst case' datapoint).

We also conducted analysis in FY2023 and FY2024 to assess how a changing climate may exacerbate selected existing risks within our value chain, such as for the delivery and storage of critical production inputs and the ability to get our products to market. Our assessment used a climate data mapping exercise to understand which key roads, railways, warehouses, load and discharge ports and supplier locations are most at risk of exposure to climate hazards under SSP5-8.5. We applied natural catastrophe models to quantify the projected annual downtime for certain flood- and wind-related risks along our value chain under RCP4.5 and RCP8.5.

Both the asset-level and value chain studies considered 20-year future time horizons centred around CY2035, CY2055 and CY2075. These time horizons differ from our short-, medium- and long-term horizons otherwise applied in this Sustainability Report, reflecting the availability of climate hazard data and to allow for greater characterisation of how physical risks may change over the long term.

Outcomes of higher-warming scenario analysis

We disclose outcomes of our physical risk studies and higher-warming scenario analysis qualitatively due to the complexity of the nature of

Table 4 – Summary of asset-level quantitative physical risk study scopes and approaches

Climate hazard	Asset	Scope and approach
Flooding or extreme precipitation (inland)	BMA	Levee breach of inland pits, 1% Annual Exceedance Probability (AEP) event
	Copper SA	Mine, surface operations, airports and roads, Olympic Dam and Carrapateena, 1% AEP event
	Escondida	Tailings storage facility (TSF), mine and transport infrastructure, 1% AEP event
	Pampa Norte	TSF, production, water supply, transport and power infrastructure, Spence and Cerro Colorado, 1% AEP event
	Potash*	Stage 1, Stage 2, tailings management area, rail, 10% and 1% AEP events
	WAIO	Rail flooding (inland network) (scaled for future climate-related scenarios) and pit inundation (10% AEP event)
Coastal flooding	BMA*	Flood modelling at Hay Point Coal Terminal, incorporating extreme precipitation, storm surge and sea level rise
	Escondida	Statistical analysis of disruptions to Coloso port operations from sea swells, 1% AEP event
	WAIO	Rail flooding (coastal network) (scaled for future climate-related scenarios)
	WAIO*	Flood modelling at Port Hedland, incorporating extreme precipitation, storm surge and sea level rise
Extreme temperature	BMA	De-rating of critical infrastructure and equipment on days >40°C
	Copper SA	Equipment breakdowns on days >40°C, based on historical breakdown data, Olympic Dam and Carrapateena
	WAIO	De-rating of critical infrastructure and equipment on days >45°C
Sea surface temperature increase	Escondida	Assessment of the impacts of red tides, jellyfish and algae on the desalination system, 1% AEP event
Water stress (chronic climate change)	BMA	Impact on water availability of changing climate conditions (FY2025–FY2040)
	WAIO*	Review of water availability and groundwater recharge
Extreme fire weather	WAIO	Baseline delays scaled using increase in Fire Weather Index indicator
Wind	WAIO*	Change in annual average dust events

* These studies did not quantify production impacts as the underlying technical analysis suggested inconsequential incremental impact under the climate scenarios assessed.

1. In some cases, our studies used data from older RCP4.5 and RCP8.5 scenarios. RCP4.5 is treated as broadly equivalent to SSP2-4.5, as is RCP8.5 to SSP5-8.5, as scenarios in each pair share an equivalent level of radiative forcing, and similar temperature pathways well into the 2030s.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 75 the risks and associated assessments (see also Areas of uncertainty and limitations on this page). The results of the asset-level quantitative studies, including potential production impact and associated value-at-risk, were considered in relation to the scale of potential risk already managed at our operations through our Risk Framework. Generally, no material incremental impact was identified under either SSP2-4.5 or SSP5-8.5 up to the end of BHP’s long-term time horizon as defined in 7.4.3 Time horizons on page 88. The exception is the potential incremental impact of inland rail flooding at WAIO under SSP5-8.5 (if unmitigated), which the WAIO study indicated could be material toward the end of the long-term time horizon. However, as noted earlier, the emissions levels assumed by SSP5-8.5 are no longer widely considered plausible by climate scientists. This flooding risk, as with other physical risks, continues to be monitored under our Risk Framework. Given this outcome, we consider existing regular review and management through our Risk Framework remains sufficient alongside consideration of climate resilience within relevant business processes. The results of our value chain climate-related physical risk studies were similarly incorporated into routine annual risk evaluations under our Risk Framework, with no material change to risk levels identified. We expect to continue to update risk profiles and adaptation plans as the latest knowledge of climate-related risks and potential impacts further evolves. The outcomes of our qualitative SSP2-4.5 scenario analysis specific to our identified climate-related risks and opportunity are shown in Table 5. Areas of uncertainty and limitations BHP’s higher-warming scenario analysis and quantitative studies focused on physical risk are based on climate-related scenarios and models that are subject to inherent uncertainty arising from the dynamic nature of the climate system, future GHG trajectories and model variability. The accuracy of results is influenced by the data used and assumptions made within each assessment. Outputs represent plausible, unmitigated conditions for the specific scope assessed, rather than forecasts or expected outcomes. The studies primarily assess direct physical impacts at asset level and select value chain locations, and do not fully account for interdependencies and cascading effects nor the interaction of multiple concurrent hazards. As such, the results inherently cannot provide a complete or definitive analysis of our climate-related risks, anticipated effects or resilience. We will continue to advance our understanding of climate-related physical risks, taking into consideration significant changes to our operations or assets, or new sources of information. 3.3.3 Climate resilience assessment The results of our lower- and higher-warming climate-related scenarios analyses and our capacity to respond indicate the Group’s strategy and business model remain resilient to climate-related changes, developments and uncertainties, considering our identified climate-related risks and opportunity. Similarly, the analysis indicates our portfolio and operations are resilient under the lower-warming scenario and the higher-warming scenario we analysed. Refer to Areas of uncertainty and limitations subsections within each of our lower- (on page 74) and higher-warming (on this page) climate-related scenario analyses for the challenges inherent in each scenario analysis. Our strategy formation, capital allocation and planning processes enable deliberate and timely responses to the climate-related risks and opportunities to our portfolio. We seek to maintain a strong balance sheet and monitor our net debt and gearing ratio (the ratio of net debt to net debt plus net assets). This is designed to give us the flexibility to respond to changing external factors, including climate-related risks, as they arise over the short, medium and long term if BHP were to assess any need to respond, such as by adapting or upgrading operations, acquiring new assets or redeploying, repurposing, closing or divesting existing assets over time. This, coupled with our Capital Allocation Framework, enables us to execute our portfolio positioning decisions for the benefit of our stakeholders including shareholders. Our current and planned investments in copper assets, operational decarbonisation, value chain decarbonisation, and climate-related adaptation support our resilience by helping us to manage our identified climate-related risks and leverage our climate-related opportunity. Our current and planned investments relevant to resilience are outlined in Table 1. We did not identify any additional investment or required responses to effects identified through either our lower-warming or higher-warming scenarios analyses. 3.4 Equitable change and transition – New South Wales Energy Coal We continue to progress our plan to cease mining at the Mt Arthur Coal mine in June 2030, after securing the necessary state and federal government approvals for the continuation of mining to June 2030 in CY2025. Progressive rehabilitation of the site continues, in parallel with land use studies to consider options for future use of parts of the site and infrastructure after mining by BHP ceases, including exploring an opportunity for a potential development of a pumped hydro energy storage project. New South Wales Energy Coal is participating in a pilot project with the state and federal governments on permissible planning and rezoning pathways for the Mt Arthur Coal site, to enable a range of future uses after BHP ceases mining. In October 2025, BHP entered into an arrangement with Malabar Resources to place a portion of tailings in an existing mine void at Malabar’s Maxwell Underground site, eliminating the need for a tailings dam lift at Mt Arthur Coal and instead delivering a below-ground tailings storage solution with improved safety and environmental outcomes. As part of the arrangement, 3,700 hectares of land at Mt Arthur Coal with partial exploration and mining licences is being transferred to Malabar, of which approximately 1,165 hectares was transferred in FY2026. This arrangement does not affect the ongoing exploration of other land use opportunities at Mt Arthur Coal. Table 5 – Potential changes to exposure for BHP’s identified climate-related risks and opportunity under SSP2-4.5 Identified climate-related risk or opportunity Policy, legal and reputational Transition risk 1 Availability and commercial viability of operational decarbonisation technology Transition risk 2 Accelerated decrease in steelmaking coal demand Transition risk 3 Increased copper demand Transition opportunity 1 Physical climate-related risks Physical risk 1 Potential change in timing and significance under our higher-warming scenario (SSP2-4.5) – Carbon prices and climate regulations rise only gradually, reducing the risk of sudden, onerous policy shocks to BHP’s operations. – Exposure may vary across geographies, particularly in the long term, due to uneven or fragmented policy approaches by different administrations and jurisdictions. – Could result in higher compliance and operating costs (e.g. carbon price) in the long term in some geographies, and lower costs in others. – Incremental improvements in decarbonisation technologies limit options available for faster decarbonisation and may increase cost. – Exposure timeframe is unchanged (i.e. remains medium- to long-term) given lead time for technology development. – Cost or availability of decarbonisation technologies varies, influencing BHP’s GHG emissions reduction pathways. There may be greater reliance on offsetting if technology does not advance as expected. – Steelmaking coal demand largely sustained in the short and medium term due to slower progress on alternative lower GHG emissions technologies for steelmaking. – Demand potentially increasing in the long term, reducing risk exposure in this time horizon. – Requires continued monitoring. – Substantial electrification keeps short- and medium-term copper demand robust. – Potential for a slight decrease in the long term due to lower energy transition-linked copper demand, offset to an extent by traditional sources of demand. – Requires continued monitoring. – Exposure remains widespread due to the nature of physical risks, varying based on geography, vulnerability, and adaptive capacity. – Severity of climate hazards would be comparable in the short and medium term, and higher in the long term, compared to current expectations. Requires continued focus on embedment of climate-related physical risk resilience considerations into decision-making to minimise potential safety, production or cost impacts.

76 BHP Annual Report 2026 Sustainability Report continued 4 Risk management 4.1 Approach to risk management This section provides information about processes used by BHP to identify, assess, prioritise, treat, monitor and review risks and opportunities, including those that are climate-related. This section should be read in conjunction with section 3 Strategy for managing climate-related risks and opportunities on page 64 which contains information regarding the process we undertook to identify and assess the climate-related risks and opportunity that we determined could reasonably be expected to affect BHP’s prospects (i.e. those we refer to in this Sustainability Report as our identified climate-related risks and opportunity) and BHP’s associated management responses. Refer also to Risk factors in OFR 6 on page 22, which outline BHP’s broader risk environment. At BHP, we take an enterprise approach to risk management and operate under one Risk Framework for all risks and opportunities (see How we manage risk in OFR 6 on page 21), including climate-related transition and physical risks and opportunities that may impact delivery of our strategy, our operations or our value chain. As part of this approach, we consider existing and emerging regulatory requirements related to climate change. We have mandatory minimum performance requirements for risk management (including climate-related risks and opportunities) and our Climate Change Global Standard, which we apply across our operated assets and functions, and to decision-making processes for sales, marketing and procurement. BHP does not manage non-operated joint ventures or third parties, but remains exposed to risks and opportunities from the activities of those parties. BHP seeks to oversee and manage the financial, legal and reputational risks and opportunities to BHP related to our investments in non-operated joint ventures and relationships with third parties. Our risk process enables us to assess the materiality of all risks and opportunities identified through our Risk Framework (including climate-related risks and opportunities) consistently by considering the likelihood (by reference to probability and timeframes) and level of potential quantitative and qualitative impacts (including to health and safety, legal, sustainability, reputation and financial). This helps us to understand the significance of the risk or opportunity in the context of BHP’s overall material risk profile and prioritise controls and decision-making for investment in risk treatment. Climate change and climate-related risks have the potential to influence or exacerbate strategic risks including those associated with portfolio strategy and operational risks, such as those associated with key infrastructure failure and operational events (see Risk factors in OFR 6 on page 22). They are required to be considered and, where applicable, integrated in accordance with our Risk Framework into our material risk profile. Our Risk Framework requires us to implement controls to prevent and mitigate material risks and enable and enhance material opportunities. This consistent approach supports climate-related risks and opportunities to be considered across our business and integrated through our material risk profile, and focuses action on the risks and opportunities that are material. We conduct annual reviews of our climate-related risk profile to identify, assess and manage new or evolving climate-related risks and opportunities. Our Risk Framework requires individual risks and opportunities that have been assessed for risk management to be reviewed at least annually and when events or changes occur that may increase or decrease the risk exposure or opportunity while critical controls are reviewed at least annually to evaluate performance. 4 and .1.1 opportunity Use of scenario identification analysis in climate-related risk Scenario analysis including a lower- and a higher-warming scenario as described in section 3 Strategy for managing climate-related risks and opportunities on page 64, was used to review the identified climate-related risks and opportunity described in Table 1 on page 66, which reflect the BHP Base Case, to test for any new or changed areas of risk or opportunity. We did not identify any new or changed areas of risk or opportunity. We used the lower-warming scenario to review our identification and assessment of transition climate-related risks and opportunities, while our higher-warming scenario was used to review physical climate-related risk profiles across our operations and some areas of our value chain. An overview of how the scenario analyses were considered against our identified climate-related risks and opportunity is provided in 3.3 Scenario analysis and resilience on page 72. 5 Metrics and targets This section provides information about BHP’s performance in relation to its climate-related risks and opportunities, including key metrics used to measure and manage climate-related risks and opportunities and progress towards climate-related targets and goals BHP has set. This section should be read in conjunction with section 2 Performance against operational and value chain targets and goals on page 58 and section 3 Strategy for managing climate-related risks and opportunities on page 64 in which some climate-related metrics and performance information regarding our targets and goals, along with our CTAP 2024 progress, are disclosed. While not part of this Sustainability Report, additional prior year information is provided in the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026. Metrics we consider when assessing and managing our identified climate-related risks and opportunity: Cross-industry metrics (AASB S2) Operational GHG emissions (Scope 1 and Scope 2 emissions from our operated assets) (location-based) Value chain GHG emissions (Scope 3 emissions) Amount and percentage of assets/business activities vulnerable to climate-related transition risks Amount and percentage of business activities vulnerable to climate-related physical risks The amount and percentage of assets or business activities aligned with climate- related opportunities The amount of capital expenditure, financing or investment deployed towards climate-related risks and opportunities Internal carbon price Percentage of executive management remuneration linked to climate related considerations BHP-developed metrics Climate-related target metrics Description Refer to Additional information: Glossary on page 242 for the definition of Scope 1 emissions and Scope 2 emissions and 7.2.2 Organisational reporting boundary and GHG emissions methodologies on page 87 for our organisational boundary. Refer to the operational GHG emissions inventory in Table 6 for our Scope 1 and Scope 2 (location-based) emissions. Refer to Additional information: Glossary on page 242 for the definition of Scope 3 emissions and 7.2.2 Organisational reporting boundary and GHG emissions methodologies on page 87 for our organisational boundary. Refer to Scope 3 emissions inventory in Table 6 for our reported Scope 3 emissions. Refer to the metrics under the ‘Assets or business activities that are most vulnerable to this risk and associated metric’ section for Transition risk 1, 2 and 3 in Table 1. Refer to the metrics under the ‘Assets or business activities that are most vulnerable to this risk and associated metric’ section for Physical risk 1 in Table 1. Refer to the metrics under the ‘Assets or business activities that are most aligned to this opportunity and associated metric’ section for Transition opportunity 1 in Table 1. Refer to the capital metrics under the ‘Current financial effects (30 June 2026)’ section of Table 1. Where a capital metric has not been referenced for a specific climate-related risk or opportunity, the associated information has not been assessed as material. Refer to section 3.1.1 Internal carbon prices on page 64 for the definition and the internal carbon prices we use. Refer to Remuneration Report: Overview of BHP’s remuneration framework, on page 115 for the percentage of CEO and other Executive Key Management Personnel (KMP) total target remuneration. Description Metrics used to report against BHP’s climate-related targets and goals. See Tables 6a to 6g in 5.2 Climate-related targets on pages 79 to 84 for individual definition of each metric used and the baseline year/reference year and performance years data. These BHP-developed metrics have not been validated by a third party.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 77

We report on other sustainability-related metrics (e.g. water use, our operations' biodiversity-related intersections) in the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026 and recognise their interconnection with climate change. However, we do not currently use these as our metrics for the assessment and management of climate-related risks.

BHP presents our GHG emissions inventory on both an unadjusted inventory basis (Table 6) in 5.2 *Climate-related targets* on page 77) and an adjusted inventory basis for the purposes of tracking performance against its climate-related targets and goals (Tables 6a to 6g in 5.2 *Climate-related targets* on page 77).

Unadjusted means calculated to present the GHG emissions data for a reporting year so that any relevant changes that occurred during the year (including acquisitions, divestments and/or methodology changes) are applied only from the date they took effect.

Adjusted means calculated to present the GHG emissions data for a time period (such as a baseline year or reporting year) as though relevant changes took effect from the start of that period even though they occurred during or not until after the end of the period. Unless expressly stated otherwise, relevant changes are all acquisitions, divestments and/or GHG emission calculation methodology changes. Where applied, such adjustments are intended to facilitate more meaningful comparability of performance across multiple years. We apply adjustments whenever we present GHG emissions data for the purpose of assessment of progress against our climate-related targets and goals to enable this 'like for like' comparison.

5.1 Climate-related metrics

5.1.1 Scopes 1, 2 and 3 GHG emissions performance

Performance for our operational and value chain GHG emissions in FY2026 on an unadjusted basis (Table 6) is as follows:

- Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) for FY2026 were 9.4 $MtCO_2$-e, representing an 8 per cent increase compared to FY2025. The increase was driven by a combination of activity-driven changes and changes to emissions calculation methodologies. At BMA, higher material movement aligned with production and more methane-intensive mining areas led to increased emissions intensity per unit of production. Operational GHG emissions at NSWEC increased due to higher production and revised methane emissions modelling. Performance at BMA and NSWEC was offset by stable performance at WAIO and Escondida combined with Western Australia Nickel being in temporary suspension. The transition to using a national residual mix factor (RMF) at our Australian assets also drove an adjustment that increased our operational GHG emissions. For more information refer to section 7.6.3 *Scope 2 emissions* on page 89.
- Value chain emissions (Scope 3 emissions) for FY2026 were 429 $MtCO_2$-e, representing a 1 per cent increase compared to FY2025. The downstream processing of iron ore and steelmaking coal products represented the largest share of our reported Scope 3 emissions inventory, accounting for 85 per cent. The combustion of energy coal contributed a further 10 per cent, GHG emissions associated with our direct suppliers made up 2 per cent, while upstream and downstream shipping accounted for 1 per cent. Changes to improve the accuracy of our Scope 3 Category 1 emission inventory reporting, in combination with organic change in our spend, drove a reduction of Scope 3 Category 1 emissions for FY2026 by 11 per cent.

Table 6 – Scope 1, Scope 2 and Scope 3 emissions

Unadjusted GHG emissions inventory – operational control boundary ($MtCO_2$-e)[1]

	FY2026	FY2025
Scope 1 emissions	7.6	7.3
Scope 2 emissions (market-based)	1.7	1.3
Total operational GHG emissions	9.4	8.7
Scope 1 emissions	7.6	7.3
– Consolidated accounting group[2]	6.2	6.1
– Other investees[2]	1.4	1.2
Scope 2 emissions (location-based)	3.3	3.1
– Consolidated accounting group[2]	3.0	2.8
– Other investees[2]	0.3	0.3
Scope 3 emissions		
Category 1[3]	9.7	10.9
Category 3	2.1	2.6
Category 4	4.6	4.6
Category 6	0.1	0.1
Category 7	0.3	0.3
Category 9	1.8	2.0
Category 10[4]	367.2	363.8
Category 11[4]	42.5	38.7
Category 15	0.7	0.7
Total Scope 3 GHG emissions[4]	**429.0**	**423.7**

5.2 Climate-related targets

5.2.1 Overview

BHP's climate-related targets and goals outlined in Tables 6a to 6g apply definitions of 'target' and 'goal' as outlined in *Additional information: Glossary* on page 238 but are disclosed as 'climate-related targets' in this Sustainability Report to align with the relevant information required for AASB S2 disclosures. AASB S2 does not define a climate-related target and this approach is not intended to alter the important distinction BHP draws between our targets and goals (as we define them). Refer to section 2 *Performance against our operational and value chain GHG emissions targets and goals* on page 58 for additional information regarding performance against our operational and value chain GHG emission targets and goals.

Our operational GHG emission long-term net zero goal was set in FY2017. Our operational GHG emissions medium-term target, and our value chain GHG emissions shipping medium-term goal and steelmaking medium-term goal were developed in FY2020. Our value chain GHG emissions long-term net zero goal and shipping and direct suppliers long-term net zero targets were developed in FY2021. Given the global nature of our business, customers and value chain, the development of our climate-related targets and goals considered the goals of the Paris Agreement and the commitments and policy settings of relevant key jurisdictions at the time.

1. Data has been rounded to the nearest 0.1 $MtCO_2$-e and the sum of totals may differ due to rounding.
2. In this table, 50 per cent of BMA's Scope 1 or Scope 2 emissions (as applicable) is included in the emissions of the consolidated accounting group (in line with BHP's interest in BMA), and 50 per cent is included in the emissions of other investees. BMA's GHG emissions are otherwise included at 100 per cent within BHP's GHG emissions' inventories in this table and the rest of this Sustainability Report. For more information refer to 7.2.3 *Treatment of BMA* on page 87.
3. FY2025 Category 1 emissions have been restated from the previously reported unadjusted inventory to correct an unintended error arising from the inclusion of GHG emissions associated with Samarco, which is not under BHP's operational control. This correction reduced FY2025 Category 1 emissions by 1.1 $MtCO_2$-e (unadjusted).
4. Organisational boundary for FY2025 Category 10 and Category 11 has changed from previously reported inventory. Refer to section 7.6.4 *Scope 3 emissions* on page 90 for information about our changed organisational boundary for FY2026 and its impact on our reported Scope 3 emissions inventory.

78 BHP Annual Report 2026

Sustainability Report continued

5.2.2 Operational GHG emissions medium-term target and long-term net zero goal

Our FY2030 operational GHG emissions medium-term target percentage reduction rate was established in FY2020 by applying the same rate of reduction to our operational GHG emissions as the rate at which global GHG emissions would have to reduce in order to meet the Paris Agreement goal to hold global average temperature increase to well below 2°C above pre-industrial levels (based on the SBTi absolute contraction approach at that time, including a carbon budget).

Our operational GHG emissions long-term net zero goal was influenced by factors including the Paris Agreement (including its implicit objective of global net zero in the second half of the century), the Nationally Determined Contributions (NDCs) at the time of the countries in which we have significant operations (Australia, Chile and Canada), and the expectations of our shareholders and key stakeholders.

5.2.3 Value chain GHG emissions medium-term goals and long-term net zero targets and goal

The aims of the Paris Agreement were an influencing factor when our Scope 3 emissions goals and targets were first set, together with the broad scientific, policy and investor alignment at that time around the need for global net zero by 2050 to support the Paris Agreement. We also considered the NDCs of the countries in which we had significant operations at the time and our key customer countries and industry and customer decarbonisation pathways. Our shipping medium-term goal is generally consistent with the CY2030 emissions intensity goal of the International Maritime Organization (IMO) for the international shipping sector. We selected CY2008 as our goal's baseline year to align with the base year for the IMO's CY2030 goal and its corresponding reasoning and strategy.

5.2.4 Country commitments

The current commitments in the countries in which we have significant operations include:

- Australia – has a Long-Term Emissions Reduction Plan and legislated national targets to reduce Australia's net GHG emissions to 43 per cent below its CY2005 levels by CY2030, as well as a CY2035 target to reduce Australia's net GHG emissions to 62–70 per cent below CY2005 levels, and to achieve net zero GHG emissions by CY2050.
- Chile – has committed to a GHG emissions maximum (peak) by 2025, absolute GHG emissions levels of 95 $MtCO_2$-e by 2030, a GHG emission budget not exceeding 480 $MtCO_2e$ between 2031 and 2035, and achieving carbon neutrality by CY2050.
- Canada – has committed to reducing GHG emissions by 40–45 per cent below its CY2005 levels by CY2030, 45–50 per cent below CY2005 levels by CY2035 and achieving net zero GHG emissions by CY2050.

5.2.5 Review of our GHG emissions goals and targets

Targets and goals are monitored on an annual basis (or more frequently if required), with progress reviewed by management and the Board. An internal GHG emissions target is set for the relevant financial year, and monitored through our annual reporting processes. Our target is also monitored on a six-monthly basis through our social value scorecard framework, with progress reviewed by management and the Board as part of publication of our half-year results (as well as annual reporting disclosures), or more frequently if required.

To determine whether we should change our climate-related targets and goals in the future, we monitor key factors, that may include:

- advances in knowledge and insight from the scientific community
- government climate policies, and the expectations on the pace of energy transition
- international developments, such as those arising from the Conference of the Parties to the United Nations Framework Convention on Climate Change (COP)
- technology readiness, commercial availability and commercial viability
- the expectations and decarbonisation progress of our mining peers, suppliers and customers
- the expectations of our shareholders and other stakeholders and partners

For the definitions of the terms used to express our GHG emissions targets and goals, including 'target', 'goal', 'net zero', 'baseline year', 'reference year' and 'carbon neutral' refer to **Additional information: Glossary** on pages 238 to 243


9001
9001

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 79 Table 6a: Medium-term operational GHG emissions target Reduce operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) by at least 30 per cent by FY2030 from a FY2020 baseline Performance FY2026 performance: 9.4 MtCO2-e, 33 per cent below FY2020 baseline. FY2020: 14.1 MtCO2-e | FY2021: 14.5 MtCO2-e | FY2022: 10.9 MtCO2-e | FY2023: 10.2 MtCO2-e | FY2024: 10.0 MtCO2-e | FY2025: 9.3 MtCO2-e Metric Scope 1 and Scope 2 (market-based) operational GHG emissions. Scope 1 emissions are calculated as defined in 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions on page 89. Scope 2 emissions are calculated using the market-based method as defined in section 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions on page 89. GHGs: CO2, CH4, N2O, HFC, PFC, SF6 Boundary: Operational control as defined in section 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions on page 89. Objective Support climate change mitigation Period FY2020 to FY2030 Base period FY2020 baseline year Milestones/interim Progress PoC trials for battery-electric equipment in collaboration with original equipment manufacturers (FY2026). Complete the targets Escondida Boiler Diesel Displacement project and begin construction of its counterpart project at Spence (FY2026). Absolute/intensity Absolute Latest international Refer to 5.2.1 Overview on page 77 and 5.2.2 Operational GHG emissions medium-term target and long-term net zero goal on page 78. agreement on climate change Third-party validation The target and the methodology for setting the target have not been validated by a third party. Review process Refer to section 1 Introduction on page 55 and section 6 Governance on page 85. Monitoring metrics Six-month and annual (financial year) Scopes 1 and 2 (market-based) emissions and percentage reduction (annual) relative to FY2020 baseline. Monitored on an annual basis through our business planning processes, which forecast operational GHG emissions and identify planned, proposed or potential GHG emission reduction projects out to CY2050. As part of this process, an internal GHG emissions target is set for the relevant financial year and monitored through our annual reporting processes, with progress reviewed by management and the Board as part of publication of our annual reporting disclosures. Our target is also monitored on a six-monthly basis through our social value scorecard framework, with progress reviewed by management and the Board as part of publication of our half-year results (as well as annual reporting disclosures), or more frequently if required. Our medium-term target is also measured on a cumulative GHG emission basis against an overall carbon budget of 132 MtCO2-e (FY2020 to FY2030). This reflects a linear reduction between our baseline year and the target year. In the interim years before FY2030, we periodically refer to our carbon budget to assess our cumulative GHG emissions against our carbon budget to FY2030. This helps enable consideration of whether we anticipate potential use of voluntary carbon credits to close any performance gap by FY2030 (which we do not currently anticipate). Revisions (adjustments) Baseline year and performance data have been adjusted for divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024) and our acquisition of OZ Minerals (completed on 2 May 2023), excluding the now divested OZ Minerals Brazil assets. Adjustments have also been made for methodology changes (use of IPCC Assessment Report 5 (AR5) Global Warming Potential values and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge and Saraji South (methodology change adjustments applicable for baseline year and reference year and FY2020 to FY2024 performance data). Application of the residual mix factor (RMF) in calculating Scope 2 market-based emissions for the Australian assets: From FY2024 onward, the RMF used aligns with those published by the Australian Clean Energy Regulator. For FY2020–FY2023, an estimated national RMF has been derived using publicly available data. Gross/net Gross reduction. We plan to achieve our medium-term target through structural abatement, but if there is an unanticipated shortfall in the pathway to achieve the target, there may be a need to surrender voluntary carbon credits1 to close the performance gap. Based on our current operational GHG emissions forecast for FY2030 and methodologies for GHG emissions accounting (see 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions on page 89), we are on track to achieve our medium-term target without the use of voluntary carbon credits.2 BHP will not use regulatory carbon credits when determining whether we have achieved our FY2030 target. This includes the Australian Carbon Credit Units (ACCUs) and SMCs surrendered for Australian Safeguard Mechanism compliance. For further details on our approach to offsetting refer to 5.2.7 Carbon credits on page 85. Derived using sectoral No, our target was derived using the absolute contraction method. Our operational GHG emissions may fluctuate (with some decarbonisation increases and/or non-linear decreases) during the period before the target date. approach 1. We define voluntary carbon credits to mean carbon credits generated through projects that avoid, reduce or remove GHG emissions outside the scope of regulatory compliance (including ACCUs not used for regulatory compliance). 2. For more information refer to our assumptions and further details in 2.1.2 Pathway to our medium-term target on page 58.

80 BHP Annual Report 2026

Sustainability Report continued

Table 6b: Long-term operational GHG emissions net zero goal	
Achieve net zero operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) by CY2050.	
Performance	FY2026 performance: 9.4 $MtCO_2$-e, 33 per cent below FY2020 baseline. FY2020: 14.1 $MtCO_2$-e | FY2021: 14.5 $MtCO_2$-e | FY2022: 10.9 $MtCO_2$-e | FY2023: 10.2 $MtCO_2$-e | FY2024: 10.0 $MtCO_2$-e | FY2025: 9.3 $MtCO_2$-e
Metric	Scope 1 and Scope 2 (market-based) operational GHG emissions. Scope 1 emissions are calculated as defined in 7.6 *Methodology for calculating Scopes 1, 2 and 3 GHG emissions* on page 89. Scope 2 emissions are calculated using the market-based method as defined in 7.6 *Methodology for calculating Scopes 1, 2 and 3 GHG emissions* on page 89. GHGs: CO_2, CH_4, N_2O, HFC, PFC, SF_6 Boundary: Operational control as defined in 7.6 *Methodology for calculating Scopes 1, 2 and 3 GHG emissions* on page 89.
Objective	Support climate change mitigation
Period	FY2020 to CY2050
Base period	FY2020 reference year
Milestones/interim targets	Medium-term target: Reduce operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) by at least 30 per cent by FY2030 from a FY2020 baseline.
Absolute/intensity	Absolute
Latest international agreement on climate change	Refer to 5.2.1 *Overview* on page 77 and 5.2.2 *Operational GHG emissions medium-term target and long-term net zero goal* on page 78.
Third-party validation	The goal and the methodology for setting the goal have not been validated by a third party.
Review process	Refer to section 1 *Introduction* on page 55 and section 6 *Governance* on page 85.
Monitoring metrics	Six month and annual (financial year) Scope 1 and 2 emissions and percentage reduction (annual) relative to FY2020 baseline (refer also to Table 6a).
Revisions (adjustments)	Refer to Table 6a for the basis of our adjustments, except replace reference to 'baseline year' with 'reference year'.
Gross/net	Net reduction. We intend to structurally reduce our GHG emissions to the extent technologically and commercially viable by CY2050 and use carbon credits to close the gap to our long-term goal. The potential remaining emissions in CY2050, currently estimated to be 3 to 5 $MtCO_2$-e, would need to be offset with carbon credits to achieve our net zero goal. While we are trialling new technologies today, structural abatement for our CY2050 net zero operational GHG emissions goal remains uncertain as it is dependent on the technology readiness, commercial availability and commercial viability of the low to zero GHG emissions technology needed (refer to Transition risk 2 in Table 1). As technology evolves, we will continue to assess options, explore partnerships and refine our potential pathway(s) and associated emissions figure estimates to CY2050. For more information on our approach to offsetting refer to 5.2.7 *Carbon credits* on page 85.
Derived using sectoral decarbonisation approach	No. Our operational GHG emissions may fluctuate (with some increases and/or non-linear decreases) during the period before the goal date.

Table 6c: Value chain GHG emissions – steelmaking medium-term goal for CY2030	
Support industry to develop steel production technology capable of 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking, with widespread adoption expected post-CY2030.	
Performance	FY2026 performance: US$186 million, cumulative spend since FY2020. FY2022: US$75 million | FY2023: US$114 million | FY2024: US$140 million | FY2025: US$171 million
Metric	Tracked based on the funding (US$) we commit in collaborative partnerships and venture capital investments with the aim to support industry to develop steel production technology capable of contributing to 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking.
Objective	Support climate change mitigation
Period	FY2020 to CY2030
Base period	CY2020 reference year
Milestones/interim targets	Continue development of the direct reduced iron electric smelting furnace pathway to plan.
Absolute/intensity	Not applicable
Latest international agreement on climate change	Refer to 5.2.1 *Overview* on page 77 and 5.2.3 *Value chain GHG emissions medium-term goals and long-term net zero targets and goal* on page 78.
Third-party validation	The goal and the methodology for setting the goal have not been validated by a third party.
Review process	Refer to section 1 *Introduction* on page 55 and section 6 *Governance* on page 85.
Monitoring metrics	Monitored on a six-monthly basis through our social value scorecard framework, with progress reviewed by management and the Board as part of publication of our half-year results and annual reporting disclosures, or more frequently if required.
Revisions (adjustments)	Not applicable
Gross/net	Not applicable
Derived using sectoral decarbonisation approach	Not applicable

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 81 Table 6d: Value chain GHG emissions – shipping medium-term goal Support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products by CY2030, from a CY2008 baseline. Performance FY2026 performance: 3.1 gCO2-e/dwt/nm, 46 per cent below the baseline year of CY2008 CY2008: 5.8 gCO2-e/dwt/nm | FY2023: 3.5 gCO2-e/dwt/nm | FY2024: 3.4 gCO2-e/dwt/nm | FY2025 performance: 3.3 gCO2-e/dwt/nm Metric Average gCO2-e per deadweight tonne per nautical mile (gCO2-e/dwt/nm), weighted based on IMO defined vessel size ranges utilised by BHP during the time period, using a well-to-wake CO2-e emission factor from EU Regulation 2023/1805. GHGs: CO2, CH4, N2O Boundary: Scope 3 GHG emissions from maritime transportation not owned or operated by BHP, but chartered and paid for by BHP, where the transportation was of BHP-produced products sold by BHP. Exclusions: The shipping medium-term goal excludes the following: GHG emissions from maritime transportation owned, operated and/or chartered and paid for by a third party, where the transportation was of BHP-produced products sold by BHP GHG emissions from maritime transportation not owned or operated by BHP but chartered and paid for by BHP, where the transportation was of third-party-produced products sold by BHP (pursuant to our third-party-trading activity) GHG emissions from maritime transportation not owned or operated by BHP but chartered and paid for by BHP or a third party, where the transportation was of products purchased by BHP Objective Support climate change mitigation Period CY2008 to CY2030 Base period CY2008 baseline year Milestones/interim By CY2030, 10 per cent of our total products shipped to our customers using our time charter vessels will be using zero GHG emission targets fuels. This commitment is subject to the availability of technology, supply, safety standards and the establishment of reasonable thresholds for price premiums. Absolute/intensity Intensity Latest international Refer to 5.2.1 Overview on page 77 and 5.2.3 Value chain GHG emissions medium-term goals and long-term net zero targets agreement on climate and goal on page 78. change Third-party validation The goal and the methodology for setting the goal have not been validated by a third party. Review process Refer to section 1 Introduction on page 55 and section 6 Governance on page 85. Monitoring metrics Annual (financial year) gCO2-e/dwt/nm and percentage reduction (half-year and full-year) relative to CY2008 baseline year. Monitored on a six-monthly basis through our social value scorecard framework, with progress reviewed by management and the Board as part of publication of our half-year results and annual reporting disclosures, or more frequently if required. Revisions (adjustments) Baseline year and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP’s portfolio due to the data availability challenges of adjusting by asset or operation for CY2008 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel. Baseline year and performance data have also been adjusted for a methodology change to use maritime transport emission factors from EU Regulation 2023/1805, after The British Standards Institution EN 16258 standard (the source of the emission factors we previously used) was withdrawn in CY2023. Gross/net Gross reduction. Carbon credit use not planned but will be periodically assessed. Derived using sectoral No. The goal is not based on a trajectory and does not imply a specific carbon budget, and Scope 3 emissions may fluctuate decarbonisation approach (with some increases and/or non-linear decreases) during the period before the goal date.

82 BHP Annual Report 2026 Sustainability Report continued Table 6e: Value chain GHG emissions – long-term net zero goal We have a long-term goal of net zero Scope 3 GHG emissions by CY2050. Achievement of this goal is uncertain, particularly given the challenges of a net zero pathway for our customers in steelmaking, and we cannot ensure the outcome alone. Performance FY2026 performance: 383.8 MtCO2-e FY2020: 352.6 MtCO2-e | FY2021: 356.7 MtCO2-e | FY2022: 364.4 MtCO2-e | FY2023: 371.6 MtCO2-e | FY2024: 376.8 MtCO2-e | FY2025 performance: 376.7 MtCO2-e Metric The metric used to report against this goal is a proxy as data that reflects the boundaries specified for this goal is not currently available. The proxy metric is an estimate calculated as follows: upstream categories and Category 9: in accordance with the calculation methodology specified in 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions on page 89 reflecting 100 per cent (i.e. operational control) of Scope 3 emissions. downstream categories (excluding Category 9): in accordance with the calculation methodology specified in 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions on page 89, with Category 10, Category 11 and Category 15 reflecting Scope 3 emissions associated with BHP equity share. GHGs: refer to individual Scope 3 Categories as defined in 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions on page 89. Boundary: Scope 3 emissions for downstream Scope 3 categories are based on BHP equity share. Category 4 and Category 9 boundaries relating to maritime shipping are defined by the boundary of our Shipping long-term net zero target in Table 6f. Remainder of upstream Scope 3 categories are defined by the boundary of our Direct suppliers long-term net zero target in Table 6g. Exclusions: Defined per exclusions for our Shipping long-term net zero target in Table 6f. and Direct suppliers long-term net zero target in Table 6g. Objective Support climate change mitigation Period FY2020 to CY2050 Base period FY2020 reference year Milestones/interim Not applicable targets Absolute/intensity Absolute Latest international Refer to 5.2.1 Overview on page 77 and 5.2.3 Value chain GHG emissions medium-term goals and long-term net zero targets agreement on climate and goal on page 78. change Third-party validation The goal and the methodology for setting the goal have not been validated by a third party. Review process Refer to section 1 Introduction on page 55 and section 6 Governance on page 85. Monitoring metrics Annual (financial year) Scope 3 emissions and percentage reduction relative to FY2020 reference year. Monitored on a yearly basis through our annual reporting processes, with progress reviewed by management and the Board as part of publication of our annual reporting disclosures, or more frequently if required. Revisions (adjustments) Category 1, Category 3, Category 4 (maritime component), Category 9 (maritime component), Category 10, Category 11 and Category 15 GHG emissions in reference year and performance data have been adjusted for the divestment of our interest in Cerrejón (with an effective economic date of 31 December 2020), divestment of our interest in BMC (completed on 3 May 2022), divestment of our interest in the Rhourde Ouled Djemma (ROD) Integrated Development (completed in April 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024) and acquisition of OZ Minerals (completed on 2 May 2023) excluding the now divested OZ Minerals Brazil assets. Category 1 GHG emissions in reference year and performance data have been adjusted using emission factors from CEDA (historically we used emissions factors from Quantis). Categories 4, 6 and 7 were not adjusted due to the immateriality of the adjustment. Category 3 GHG emissions in reference year and performance data have been adjusted to include emissions from the production of energy by Tamakaya Energía Spa (Kelar Power Plant) being reclassified from Category 15 Investments. The remaining categories have not been adjusted due to their immateriality to our long-term net zero goal. FY2025 Category 1 emissions have been restated from the previously reported adjusted inventory to correct an unintended error arising from the inclusion of GHG emissions associated with Samarco, which is not under BHP’s operational control. This correction reduced FY2025 Category 1 emissions by 0.5 MtCO2-e (adjusted). Gross/net Net reduction. We anticipate offsetting by our customers, suppliers and other third parties will play a role in meeting our long-term net zero goal (and potentially our long-term net zero targets), particularly for residual GHG emissions in steelmaking, which are not currently expected to reach zero by CY2050. We do not plan to acquit carbon credits ourselves to offset value chain emissions and have limited visibility and high uncertainty with respect to our suppliers’ and customers’ offsetting plans for CY2050 (including uncertainty with respect to who our suppliers and customers will be at that time). Accordingly, it is not currently possible to quantify the potential remaining emissions that would need to be offset by our customers, suppliers and other third parties to achieve our net zero goal. For further details on our approach to offsetting refer to 5.2.7 Carbon credits on page 85. Derived using sectoral No. Set as a point in time, i.e. with the specific date of ‘by CY2050’ to reach the goal of net zero, while reflecting the challenges and decarbonisation approach uncertainty and our inability (as BHP alone) to ensure Scope 3 emission reductions. As a result, the goal is not based on a trajectory and does not imply a specific carbon budget, and Scope 3 emissions may fluctuate (with some increases and/or non-linear decreases) during the period before the goal date.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 83 Table 6f: Value chain GHG emissions – shipping long-term net zero target Achieve net zero by CY2050 for the GHG emissions from all shipping of BHP products. Ability to achieve the target is subject to the widespread availability of carbon neutral solutions to meet our requirements, including low to zero GHG emission technologies, fuels, goods and services. Performance FY2026 performance: 5.7 MtCO2-e FY2020: 6.6 MtCO2-e | FY2021: 7.2 MtCO2-e | FY2022: 7.1 MtCO2-e | FY2023: 6.4 MtCO2-e | FY2024: 6.2 MtCO2-e | FY2025: 5.8 MtCO2-e Metric The metric used to report against this target is a proxy as data that reflects the boundaries specified for this target is not currently available. The proxy metric is an estimate calculated as follows: Scope 3 emissions from Categories 4 and 9 related to maritime transportation: In accordance with the calculation methodology specified in 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions on page 89 reflecting 100 per cent (i.e. operational control) of Scope 3 emissions GHGs: CO2, CH , N O 4 2 Boundary: Scope 3 GHG emissions (Categories 4 and 9, shipping of BHP products only) from maritime transportation not owned or operated by BHP where the transportation was of BHP-produced products sold by BHP. May be BHP-chartered or third-party-chartered. Exclusions: This target excludes the following: GHG emissions from maritime transportation not owned or operated by BHP but chartered and paid for by BHP, where the transportation was of third-party-produced products sold by BHP (pursuant to our third-party-trading activity) GHG emissions from maritime transportation not owned or operated by BHP but chartered and paid for by BHP or a third party, where the transportation was of products purchased by BHP Objective Support climate change mitigation Period FY2020 to CY2050 Base period FY2020 reference year Milestones/interim Shipping medium-term goal: Support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products targets by CY2030, from a CY2008 baseline. Absolute/intensity Absolute Latest international Refer to 5.2.1 Overview on page 77 and 5.2.3 Value chain GHG emissions medium-term goals and long-term net zero targets agreement on climate and goal on page 78. change Third-party validation The target and the methodology for setting the target has not been validated by a third party. Review process Refer to section 1 Introduction on page 55 and section 6 Governance on page 85. Monitoring metrics Annual (financial year) Scope 3 emissions, Categories 4 and 9, shipping of BHP products only (refer to the ‘Metric’ section in this table for the current proxy metric used) based on vessel- and voyage-specific GHG emissions calculated using maritime transport emission factors from EU Regulation 2023/1805. Monitored on a yearly basis through our annual reporting processes, with progress reviewed by management and the Board as part of publication of our annual reporting disclosures, or more frequently if required. Revisions (adjustments) Category 4 (maritime component) and Category 9 (maritime component) GHG emissions in reference year and performance data have been adjusted for a methodology change to use maritime transport emission factors from EU Regulation 2023/1805, after The British Standards Institution (BSI) EN 16258 standard (the source of the emission factors we previously used) was withdrawn in CY2023 (adjustment applicable for reference year and FY2020 to FY2024 performance data), and have been adjusted for the divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024) and acquisition of OZ Minerals (completed on 2 May 2023) excluding the now divested OZ Minerals Brazil assets. Gross/net Net reduction. Refer Table 6e Value chain long-term net zero goal for explanation of the role we anticipate offsetting potentially will play in meeting this long-term net zero target and why it is not currently possible to quantify the potential remaining GHG emissions that would need to be offset by the use of carbon credits in our value chain to achieve this target. Derived using sectoral No. Set as a point in time, i.e. with the specific date of ‘by CY2050’ to reach the target of net zero, while reflecting the challenges and decarbonisation approach uncertainty and our inability (as BHP alone) to ensure Scope 3 emission reductions. The target is not based on a trajectory and does not imply a specific carbon budget, and Scope 3 emissions may fluctuate (with some increases and/or non-linear decreases) during the period before the target date.

84 BHP Annual Report 2026 Sustainability Report continued Table 6g: Value chain GHG emissions – direct suppliers long-term net zero target Achieve net zero by CY2050 for the operational GHG emissions of our direct suppliers. Ability to achieve the target is subject to the widespread availability of carbon neutral solutions to meet our requirements, including low to zero GHG emissions technologies, fuels, goods and services. Performance FY2026 performance: 12.2 MtCO2-e FY2020: 12.2 MtCO2-e | FY2021: 12.3 MtCO2-e | FY2022: 12.1 MtCO2-e | FY2023: 13.7 MtCO2-e | FY2024: 14.5 MtCO2-e | FY2025: 13.4 MtCO2-e Metric The metric used to report against this target is a proxy as data that reflects the boundaries specified for this target is not currently available. The proxy metric is an estimate calculated as follows: Scope 3 emissions from Category 1 purchased goods and services (including capital goods), Category 3 fuel- and energy-related activities, Category 6 business travel and Category 7 employee commuting defined in 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions on page 89. GHGs: Refer to Category 1 purchased goods and services (including capital goods), Category 3 fuel- and energy-related activities, Category 6 business travel and Category 7 employee commuting defined in 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions on page 89. Boundary: Scopes 1 and 2 emissions of our direct suppliers included in BHP’s reported Scope 3 emissions reporting categories of Category 1 purchased goods and services (including capital goods), Category 3 fuel- and energy-related activities, Category 6 business travel and Category 7 employee commuting. Exclusions: This target excludes Scope 3 emissions (for our direct suppliers) associated with our purchased goods and services (including capital goods), fuel- and energy-related activities, business travel and employee commuting. Objective Support climate change mitigation Period FY2020 to CY2050 Base period FY2020 reference year Milestones/interim Not applicable targets Absolute/intensity Absolute Latest international Refer to 5.2.1 Overview on page 77 and 5.2.3 Value chain GHG emissions medium-term goals and long-term net zero targets and agreement on climate goal on page 78. change Third-party validation The target and the methodology for setting the target have not been validated by a third party. Review process Refer to section 1 Introduction on page 55 and section 6 Governance on page 85. Monitoring metrics As a proxy for measurement of the Scopes 1 and 2 emissions of our direct suppliers, progress is currently measured using annual (financial year) Categories 1, 3, 6 and 7 GHG emissions data using a mix of spend-based and activity-based methodology. Monitored on a yearly basis through our annual reporting processes, with progress reviewed by management and the Board as part of publication of our annual reporting disclosures, or more frequently if required. Revisions (adjustments) Category 1 and Category 3 GHG emissions in reference year and performance data have been adjusted for the divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024) and acquisition of OZ Minerals (completed on 2 May 2023) excluding the now divested OZ Minerals Brazil assets. Categories 6 and 7 were not adjusted due to their immateriality to our long-term net zero target. Category 1 in reference year and performance data have been adjusted using emission factors from CEDA (historically we used emissions factors from Quantis). Categories 4, 6 and 7 were not adjusted due to the immateriality of the adjustment. Category 3 GHG emissions in reference year and performance data have been adjusted to include emissions from the production of energy by Tamakaya Energía Spa (Kelar Power Plant) being reclassified from Category 15 Investments. FY2025 Category 1 emissions have been restated from the previously reported adjusted inventory to correct an unintended error arising from the inclusion of GHG emissions associated with Samarco, which is not under BHP’s operational control. This correction reduced FY2025 Category 1 emissions by 0.5 MtCO2-e (adjusted). Gross/net Net reduction. Refer to Table 6e Value chain long-term net zero goal for explanation of the role we anticipate offsetting potentially will play in meeting this long-term net zero target and why it is not currently possible to quantify the potential remaining GHG emissions that would need to be offset by the use of carbon credits in our value chain to achieve this target. Derived using sectoral No. Set as a point in time, i.e. with the specific date of ‘by CY2050’ to reach the target of net zero, while reflecting the challenges and decarbonisation uncertainty and our inability (as BHP alone) to ensure Scope 3 emission reductions. The target is not based on a trajectory and does approach not imply a specific carbon budget, and Scope 3 emissions may fluctuate (with some increases and/or non-linear decreases) during the period before the target date. 5.2.6 Australian Safeguard Mechanism The Australian Safeguard Mechanism (SGM) is the Australian Government’s policy for reducing GHG emissions at Australia’s largest industrial facilities to support Australia’s GHG emissions reduction targets of 43 per cent below 2005 levels by 2030 and net zero by 2050. The SGM is reviewed periodically by the Australian Government, with the next review due in 2026/27. For the purpose of AASB S2 disclosures, the SGM is considered a target BHP is ‘required to meet by law or regulation’, however the SGM is not a target as set, defined or applied by BHP. The SGM establishes legislated limits (baselines) for facilities that emit more than 100,000 tCO2-e of covered emissions per year (Scope 1 emissions of carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O) and sulphur hexafluoride (SF6), as well as some hydrofluorocarbons and perfluorocarbons). For BHP, the SGM covers 15 Australian operations (described as facilities for SGM purposes), four within BMA, three within Western Australia Nickel, six within Western Australia Iron Ore, one within Copper South Australia, and one within New South Wales Energy Coal. The SGM requires covered facilities to maintain net covered emissions (and/or net emissions intensity) at or below the applicable baseline, including through the use of ACCUs or Safeguard Mechanism Credit units (SMCs), and is a form of emissions limiting regulation. Eleven of the 15 SGM-covered Australian operations exceeded their allocated baseline in FY2025 (the most recent available reporting year for SGM purposes), requiring the surrender of ~848,000 carbon credits, including SMCs. This compares with 13 operations exceeding their allocated baseline in FY2024, requiring the surrender of ~724,000 carbon credits. The default decline rate for baselines under the SGM is set at 4.9 per cent per annum from FY2023–FY2024 through to FY2029–FY2030. The SGM is an Australian Government regulatory framework administered by the Clean Energy Regulator (CER). Accordingly, BHP has not sought validation of its associated methodology or baseline by a third party.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 85 Risks, management actions and financial effects associated with regulation, including the SGM, are discussed under Transition risk 1 in Table 1. BHP monitors performance against SGM compliance on an annual basis with progress, including carbon credit plans, demand forecasts, and relevant Australian Government policy settings, reviewed by management. While not forming part of this Sustainability Report, more information on individual facilities, including their baselines, covered emissions and ACCU and/or SMC surrender can be found on the CER’s website at https://cer.gov.au/. 5.2.7 Carbon credits BHP currently acquires carbon credits primarily for regulatory purposes. BHP may also sell carbon credits, depending on internal use requirements, or originate carbon credits through project development or direct investment. In the future, BHP may also acquire carbon credits for voluntary purposes, including if needed for the purpose of our medium-term operational GHG emissions target (not currently expected) or long-term operational GHG goal (expected). BHP acquired carbon credits may include reduction and/or removal credits, and may be sourced from both nature-based and technological project types. We undertake risk-based screening and/or due diligence to test that carbon credits sourced by BHP meet our integrity standards. Carbon credits we intend to source go through a review process that includes technical, governance, legal and stakeholder aspects, carried out by internal and external subject matter experts. Our integrity standards are designed to align to global best practice for high-integrity carbon credits (such as the International Carbon Reduction and Offsetting Alliance’s accreditation Code of Best Practice and its list of endorsed carbon crediting standards, and the Integrity Council for the Voluntary Carbon Market’s Core Carbon Principles). We will review and update alignment over time as practices on carbon credit integrity evolve. In some cases, the integrity standards of carbon credits may be set and monitored by government agencies (ACCUs). Where the principles underpinning their integrity standards are broadly aligned to our own, we do not apply our review process. We apply the following integrity standards to voluntary carbon credits that we source: Registered under an internationally recognised standard: Independent verification and issuance of voluntary carbon credits and/or satisfaction of national standards for regulatory carbon credits. Carbon credits we source are predominantly issued under Verra’s and Gold Standard’s respective standards. Adheres to a robust GHG emissions reduction accounting methodology: Assurance of the volume of atmospheric carbon that is reduced by a project. Demonstrates that the GHG emission reductions are additional: GHG emissions would not have been reduced in the absence of a carbon market. Has a high likelihood of permanence: GHG emissions reduction is ongoing and not reversed (e.g. for forestry projects, the trees are not cut down or destroyed by a natural disaster). Provides robust mitigation against leakage: Does not increase GHG emissions elsewhere (e.g. for forestry projects, another forest area is not destroyed). Demonstrates high environmental and social integrity: Does not cause broader social or environmental harm (e.g. for forestry projects, no community displacement occurs) and appropriate engagement is undertaken with local communities and Indigenous groups, and the findings incorporated into project design (e.g. equitable benefit sharing is defined). Restricts early vintage years: Not retiring credits with a vintage greater than five years to avoid concerns regarding unsophisticated methodologies, non-additionality and inadequate benefit sharing. Where third parties offset their GHG emissions that appear in our reported Scope 3 emissions inventory and for purposes of our net value chain 2050 goal and targets, we plan to recognise and report the net GHG emissions after offsetting. Carbon credits sourced by third parties in our value chain and associated with GHG emissions that appear in our reported Scope 3 emissions inventory and against our targets and goals would need to be high-integrity (determined having regard to guidance from global best practice, relevant regulatory standards and the integrity standards we apply to our sourcing of voluntary carbon credits) before we recognised that offsetting in our reporting. 6 Governance This section provides information about BHP’s governance of climate-related risks and opportunities, including Board oversight. 6.1 Board oversight The BHP Board is responsible for the governance and oversight of climate change issues, including strategic approach, risk management, investment decisions, public disclosures and executive remuneration. The Board approves significant social, community and sustainability policies, including those related to climate change, and approves and oversees the setting of and performance against BHP’s climate-related strategy, goals and targets. The Board is supported by its four standing Board Committees. Climate-related risks and opportunities are considered within the Board’s broader oversight of portfolio strategy, sustainability and social value objectives and risk management. The Board, and its Committees as relevant, considers, reviews and monitors climate-related risks and opportunities, including associated trade-offs, as part of its decision-making processes and considerations for major transactions. For example, in considering portfolio decisions, the Board assesses climate-related risks and opportunities alongside other relevant factors, such as economic and social value considerations, and makes decisions based on an overall evaluation of these factors and the trade-offs between them. The Board met 13 times during FY2026, with climate-related matters (including climate-related risks and opportunities) regularly included on the meeting agendas. Key activities included reviewing and approving public sustainability disclosures (including this Sustainability Report), reviewing progress against public climate-related targets and goals, including the social value scorecard 2030 goals, assessing corporate strategy, portfolio options, annual budget and business plans, approving material investment requests and risk and policy settings, and approving recommendations from the People and Remuneration Committee on the inclusion of climate-related metrics in executive remuneration. The Board, and each of its Committees as relevant, was informed on climate-related risks and opportunities through Board and Committee papers, progress updates from management, material risk reports, briefings and presentations. In addition, the Board receives updates from the Chair of each Committee following Committee meetings. Climate-related topics are also incorporated into Director induction programs, ongoing training and site visits to assist Directors in their oversight. 6.1.1 Board composition, skills and knowledge The Board maintains a skills matrix included in section 4.5 of our Corporate Governance Statement on page 101 that identifies the skills and experience the Board needs for the next period of BHP’s development, considering BHP’s circumstances and the changing external environment. Skills in the current matrix related to the Board’s capability to assess and monitor climate-related risks and opportunities and oversee strategies designed to respond to those risks and opportunities (including climate transition strategies), including Sustainability and decarbonisation transition, Strategy, Operating risk, Commodity value chain and customers, Social value, community and stakeholder engagement, Technology and Capital allocation and cost efficiency. The Board collectively possesses the skills and experience set out in the skills matrix. The Directors also participate in an ongoing training and development program and receive updates on climate-related issues and reporting requirements, including from external experts on evolving climate-related developments where required. The Board supplements its knowledge by seeking the input of senior management, external advisers and specialists to further inform its decisions. In FY2026, the Board, supported by the Nomination and Governance Committee undertook an internal evaluation of Board performance and reviewed the skills and experience represented by the Directors and determined that the composition and mix of those skills remains appropriate to achieve BHP’s purpose and strategy, including those relating to sustainability and the energy transition. An external service provider also assessed the skills and experience of the Directors on the Board for the purposes of the Board skills matrix. To support the Board’s oversight of climate-related matters, in FY2026 the Board received an externally supported session on climate governance and considerations for the Board in preparing for their responsibilities with respect to this Sustainability Report.

86 BHP Annual Report 2026 Sustainability Report continued 6.2 Board committees The Board has four standing Committees to assist in the discharge of its responsibilities, including on climate-related matters. Each Committee’s key responsibilities for climate-related risks and opportunities are reflected in BHP’s Committee Charters available on the BHP website at Corporate Governance | BHP and summarised below. The Sustainability Committee assists the Board with overseeing climate performance including monitoring implementation of BHP’s climate strategy, policies and processes, and performance against public targets and goals, and monitoring progress against those targets and goals. The Committee also makes recommendations to the People and Remuneration Committee on setting climate performance measures and evaluating performance against those measures for the CEO and other members of the ELT. The Sustainability Committee meets at least three times a year. The Risk and Audit Committee oversees and assists the Board in reviewing the emerging and principal risks facing BHP. This includes business risk, financial reporting risk and climate risk, of which the climate-related risks which could reasonably be expected to affect BHP’s prospects, as identified earlier, are a subset. The Committee also reviews and recommends to the Board for approval public financial disclosures regarding sustainability matters, including climate-related risks and opportunities, and climate-related financial information contained in sustainability reports. The Risk and Audit Committee reviewed the climate-related financial disclosures appearing in this Sustainability Report and the Group’s FY2026 Financial Statements, both prior to the Board’s approval. The Risk and Audit Committee meets at least four times a year. The People and Remuneration Committee assists the Board with reviewing performance measures and performance outcomes for the CEO and approves performance measures and assesses and determines performance outcomes against those performance measures for the ELT. In doing so, the Committee considers recommendations from the Sustainability Committee in relation to climate performance measures. For FY2026, 10 per cent of the Cash and Deferred Plan (CDP) metrics (representing 5.1 per cent of total target remuneration for the CEO and, on average, 5.4 per cent for other Executive KMP)were weighted towards decarbonisation, including the progress of our carbon abatement projects. Further details are provided on page 118 of the Remuneration Report. The People and Remuneration Committee meets at least three times a year. The Nomination and Governance Committee assists the Board with reviewing BHP’s significant social, community and sustainability-related policies (including those related to climate change and climate transition planning), and reviews and makes recommendations to the Board on BHP’s public sustainability-related targets and goals. The Committee also assists with assessing the capability of the Board to deliver on BHP’s strategy by regularly assessing the Board skills matrix and the collective skills, experience and knowledge of the Board to be able to discharge its duties, including on the strategic direction of BHP. The Nomination and Governance Committee meets at least three times a year. 6.3 Management Management plays a key role in assessing, monitoring, managing and overseeing climate-related risks and opportunities and BHP’s performance against relevant climate-related targets and goals. The CEO is responsible for the management of BHP’s business activities (including in relation to climate-related matters), within the delegations of authority limits approved by the Board, and reports directly to the Board and Chair. The CEO is supported by the ELT. The ELT is informed about and monitors climate-related risks and opportunities. The strategic nature of climate change means that many different groups and teams (including Sustainability, Finance, Legal, Governance, Risk, Compliance, Operational Decarbonisation, Technology and Assets) have a role to play in the delivery of climate-related performance. Some specific roles include: the Operating Committee (OpCo), a management sub-committee established by the CEO pursuant to the Executive Leadership Team Charter. OpCo assists the CEO and the ELT to deliver BHP’s operational commitments and support excellent operational performance, including with respect to climate matters Group Officers, including the Group Sustainability and Social Value Officer and the Chief Risk Officer, who are direct reports of ELT members and are responsible for monitoring and driving our sustainability strategy (including climate-related considerations) and monitoring climate-related risks BHP’s assets and function teams, which implement our decarbonisation strategy Activities and processes that support the monitoring, managing and oversight of climate-related risks and opportunities include: incorporating climate and the energy transition into the development and ongoing monitoring of Company strategy setting budgets, a capital allocation framework and investment decision-making processes that include the consideration of climate and energy transition related factors, for example the provision of capital expenditure to address climate-related risks and opportunities climate transition planning and recommending actions, targets and goals, and metrics consideration of climate-related risks and opportunities assessed as material under our Risk Framework and their integration within the risk management process monitoring and updating the Board and ELT on the transition plan and related internal and external decarbonisation-related developments receiving regular progress and performance reports from asset and function teams on sustainability and climate change matters, which includes operational GHG emissions, operational and value chain GHG emission reduction activities, adaptation strategy-related activities and management of climate-related risks and opportunities designing Company-wide processes to assist business delivery, such as integrated emissions data system and Company Global Standards related to climate change and asset decarbonisation plans acquiring carbon credits for compliance under regulatory schemes and carbon credits that meet our integrity standards for potential voluntary use liaising with investors, including on climate-related matters

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 87 7 Basis of preparation, interpretation and GHG emissions calculation methodology 7.1 Overview Operational GHG emissions for OZ Minerals Brazil assets (acquired by BHP on 2 May 2023) were immaterial and therefore have been excluded from BHP’s Scope 1, Scope 2 or Scope 3 GHG emissions inventory. These assets were divested on 20 December 2024 (Centro Gold assets) and 2 April 2026 (Carajás assets). This section provides important information about BHP’s basis of preparation for this Sustainability Report (including significant judgements, estimates and uncertainties), the reliefs BHP has applied, the forward-looking statements the Report contains, and the use and interpretation of defined terms and abbreviations, and also contains BHP’s methodology for calculating Scopes 1, 2 and 3 GHG emissions. 7.2 Basis of preparation 7.2.1 Reporting entity and purpose of this report This Sustainability Report is prepared on a consolidated basis in respect of BHP Group Limited (BHP or the Company) together with our controlled entities (Group) for the year ended 30 June 2026, unless otherwise stated. This Sustainability Report has been prepared in accordance with the: Australian Corporations Act 2001, and Australian Sustainability Reporting Standard AASB S2 Climate-related Disclosures (AASB S2) as issued by the Australian Accounting Standard Board 7.2.2 Organisational and GHG emissions reporting methodologies boundary This Sustainability Report includes all Scope 1 and Scope 2 emissions (location- and market-based) from operations and entities over which BHP has operational control1. Operational control was selected as it is the organisational boundary for our operational GHG emissions medium-term target and net zero goal. It was also the organisational boundary approach used historically by BHP for consolidating our Scope 1 and Scope 2 emissions. BHP has aligned our Scope 3 emissions reporting to operational control as well, as required under AASB S2. We also include GHG emissions for BMA (Scopes 1, 2 and 3 emissions) in this Sustainability Report on a 100 per cent basis (except where expressly stated otherwise), as explained in 7.2.3 Treatment of BMA on page 87. GHG emissions generated in the Company value chain are reported as Scope 3 emissions, being emissions from sources not controlled by the Company. Refer to section 5 Metrics and targets on page 76 for information about the boundaries for our operational and value chain GHG emissions targets and goals. We measure GHG emissions in accordance with the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (2004) (GHG Protocol) and the Scope 3 measurement framework within AASB S2. For Scope 1 and Scope 2 emissions and to the extent it is not inconsistent with the requirements of AASB S2 and the GHG Protocol: we use the calculation methodologies specified in the Australian National Greenhouse and Energy Reporting (Measurement) Determination 2008, the Chilean Green Tax legislation, and the Canadian Greenhouse Gas Reporting Program (GHGRP), as applicable the measurement of Scope 2 GHG market-based emissions has been informed by the additional guidance in the GHG Protocol Scope 2 Guidance (An amendment to the GHG Protocol Corporate Standard) (Scope 2 Guidance). To the extent it is not inconsistent with the requirements of AASB S2 measurement framework for Scope 3 emissions, the measurement of Scope 3 emissions in accordance with that framework has been informed by the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011) (Scope 3 Standard) and the GHG Protocol Technical Guidance for Calculating Scope 3 Emissions (Scope 3 Guidance). For more information on the methodologies we apply refer to 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions on page 89 BHP has early adopted the amendments to AASB S2 issued by the Australian Accounting Standards Board in December 2025 (i.e. AASB S2025-1 Amendments to Greenhouse Gas Emissions Disclosures) for the FY2026 reporting period. For more information about the implication of this early adoption refer to 7.5 Application of reliefs on page 88. 7.2.3 Treatment of BMA While we account for BMA as a ‘joint operation’ in our Financial Statements, we include GHG emissions for BMA (Scopes 1, 2 and 3) in this Sustainability Report on a 100 per cent basis, (as applicable), and our Sustainability Report disclosures apply to BMA, unless expressly stated otherwise. We include BMA on this basis as this approach is consistent with BHP’s prior reporting of Scopes 1 and 2 GHG emissions and the boundary for our operational GHG emissions medium-term target and net zero goal, and as, pursuant to the governance and operational arrangements agreed by BHP and Mitsubishi Development, BMA has adopted certain structures, policies, standards and processes of the BHP Group with respect to BMA’s operations and supply chains. However, to align to the treatment of BMA in our Financial Statements, we present 50 per cent of BMA’s Scopes 1 and 2 emissions from GHG emissions for the consolidated accounting group in Table 6 on page 77. The other 50 per cent is included in the emissions of other investees in that table. 7.2.4 Non-operated joint ventures BHP’s non-operated joint venture investments (Antamina, Vicuña, Resolution Copper and Samarco) (NOJVs) fall outside the consolidated entity reporting boundary for this Sustainability Report. This aligns with the basis of preparation for our Financial Statements and our established approach to sustainability reporting. Our Sustainability Report disclosures do not apply to these NOJVs unless expressly stated otherwise and then only to the extent necessary to provide a decision-useful understanding of our business model and prospects. We have assessed this based on BHP’s economic exposure as an investor in the NOJVs. How we account for GHG emissions from BHP’s investment in the NOJVs and other non-operated assets is described in 7.2.2 Organisational reporting boundary and GHG emissions methodology on page 87 and 7.6 Methodology for calculating Scope 1, 2 and 3 GHG emissions on page 89. Refer to section 5 Metrics and targets on page 76 for information about the boundaries for our operational and value chain GHG emissions targets and goals. 7.2.5 Significant judgements, estimates and uncertainties The analysis and reporting of climate-related financial information requires the use of judgements, estimates and assumptions, which are based on the most current facts and circumstances that BHP has available at the time of reporting and are reassessed as required for subsequent reporting. Current financial effects within this Sustainability Report are prepared from the same data and financial systems used to prepare the Group’s Financial Statements and inform our key judgements and estimates, as outlined within Financial Statements from page 128. Specific climate-related judgements and estimates are outlined within Financial Statements note 16 ‘Climate change’ on pages 157 to 159. Measurement uncertainty exists, particularly where estimates are derived from models, scenarios or assumptions about future conditions, or where data quality and completeness limitations exist. The preparation of this Sustainability Report requires the use of estimates for certain amounts (where the uncertainty is not so high as to prevent decision-useful quantification), including for historical GHG emissions that cannot be measured directly (such as some areas of fuel and energy data and value chain GHG emissions), all forward-looking data or other information, and where data limitations otherwise exist. Our reported GHG emission inventories for Scope 3 emissions are subject to inherent uncertainties arising from reliance on data obtained from third parties, or necessarily estimated or assumed, and may not be accurate or complete (for more information refer to the descriptions of each Scope 3 category outlined in 7.6.4 Scope 3 emissions on pages 90 to 92). Future carbon prices (see 3.1.1 Internal carbon prices on page 64 and carbon credit requirements (see 5.2.7 Carbon credits on page 85 and Table 6b on page 80) are subject to inherent uncertainty driven by a range of external factors, including the pace of policy implementation, the development of compliance carbon markets, and the deployment of lower GHG emissions technologies. 1. 100 per cent of energy consumption and Scopes 1 and 2 emissions from operations over which BHP has operational control (including any one or more subsidiaries in the BHP group of companies). Excludes energy consumption and GHG emissions from operations in which BHP owns an interest but does not have operational control.

88 BHP Annual Report 2026 Sustainability Report continued Areas where the level of measurement uncertainty is so high that any resulting quantitative information would not be decision useful, and so quantification has not been provided, or only limited quantification has been provided, in this Sustainability Report, include estimates dependent on the availability, cost and scalability of decarbonisation technologies needed to meet BHP’s operational GHG emissions goal (see 2.1.3 Strategy for our long-term goal on page 59); climate-related scenario analysis and resilience assessments (see 3.3.2 Scenario analysis on page 72 and 3.3.3 Climate resilience assessment on page 75); and the longer-term future aspects of BHP’s climate transition plan and associated operational and value chain GHG emissions strategies (see 2.1.3 Strategy for our long-term goal on page 59), as well as 2.2 Value chain GHG emissions (Scope 3 emissions) on page 62 and Tables 6e, 6f, and 6g). Where relevant, the nature and sources of measurement uncertainty are explained alongside the sections of this Sustainability Report that contain the related disclosures. Anticipated financial effects of climate-related risks and opportunities also involve significant judgement and estimation and, in some instances, including long-term expenditure and potential reputational impacts, quantification has not been disclosed as measurement uncertainty is so high that resulting information would not be decision useful. All anticipated financial effects are inherently uncertain due to their forward-looking nature and reliance on assumptions, estimates and methodologies that may change over time. Unless otherwise stated, anticipated financial effects represent management’s best estimate of the impacts BHP reflects in our planning range, based on current information, assumptions and available methodologies (see Financial Statements note 16 ‘Climate change’ on pages 157 to 159 for more information). The nature and sources of measurement uncertainty of quantified and not quantified anticipated financial effects are explained alongside the related disclosures (see ‘Anticipated financial effects’ in Table 1 on pages 66, 67, 68, 69, and 71). Additionally, determining the extent of assets or business activities that are vulnerable to climate-related risks or aligned with climate-related opportunities requires judgement. ‘Vulnerable’ is not a defined term under AASB S2 and there are inherent limitations in assessing the extent to which climate-related risks or opportunities may eventuate due to the timing and the nature of impacts. BHP has identified those assets or business activities that it considers vulnerable to, or aligned with, specific climate-related risks and opportunities by evaluating their level of exposure, together with the mitigating activities embedded within BHP’s strategy. Refer to section 3 Strategy for managing climate-related risks and opportunities on page 64 for specific considerations applied to each identified climate-related risk and opportunity. 7.3 Forward-looking statements This Sustainability Report has been prepared to provide stakeholders with information about BHP’s climate-related risks and opportunities that could reasonably be expected to affect our cash flows, access to finance or cost of capital over the short, medium, or long term. It contains climate-related information, as well as forward-looking statements. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available, as at the date of this Sustainability Report. These statements do not represent guarantees or predictions of future financial or operational performance and involve known and unknown risks, uncertainties, and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this Sustainability Report. This Sustainability Report also discusses scenario analysis. There are limitations with respect to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate, and may not reflect BHP’s own expectations. Scenarios may be impacted by additional factors to the assumptions disclosed. This Sustainability Report forms part of this Annual Report and should be read together with the forward-looking statements disclaimer under Forward-looking statements at the beginning of this Annual Report, which applies to the climate-related information and forward-looking statements contained in this Sustainability Report. For more information, including examples of forward-looking statements and a discussion of external factors that may affect them, refer to Forward-looking statements at the beginning of this Annual Report. 7.4 Use and interpretation of terms, defined terms and abbreviations 7.4.1 Overview of terminology This Sustainability Report uses defined terms (without capital letters), including terms defined or informed by AASB S2 (as described below) and additional terms which are not defined by AASB S2, and should be read in conjunction with all terms and abbreviations defined in Additional information: Glossary on pages 238 to 243 and Company details at the beginning of this Annual Report. 7.4.2 Material information AASB S2 requires disclosure of material information about climate-related risks and opportunities that could reasonably be expected to affect BHP’s prospects. Materiality judgements have been made by BHP in determining the disclosures made in accordance with AASB S2, including consideration of internal and external expectations. These judgements have considered whether information could reasonably be expected to influence decisions that primary users of general purpose financial reports make on the basis of those reports. 7.4.3 Time horizons BHP has disclosed material information about our identified climate-related risks and opportunity, both physical and transition, across the following three time horizons, which are aligned to our strategic planning and risk management: Short-term up to 1 year Medium-term 1 to 5 years Long-term 5 to 30 years (or longer to align with BHP’s asset lives) The time horizons draw from BHP’s strategic planning, including annual budget (short-term), supportive actions and initiatives between short-term activities and BHP’s long-term strategic outlook, supported by our five-year planning processes (medium- term), and the capital-intensive nature of the mining industry, where significant upfront investments are made in assets with operational lives often exceeding five years, which are considered in our life of asset plans (long-term). The time horizons are also informed by the timeframes used in the assessment of likelihood under BHP’s Risk Framework (see section 4 Risk management on page 76 for an overview of the Risk Framework) and take into consideration the useful life of BHP’s assets and the fact that some climate-related risks and opportunities may be more likely to manifest over the medium and longer terms. Different time horizons have been used for the purposes of certain aspects of our climate-related scenario analysis, as explained in 3.3 Scenario analysis and resilience on page 72. 7.4.4 Current and anticipated financial effects Financial effects refer to actual and potential impacts to BHP’s financial position, financial performance and cash flows as relevant for each identified climate-related risk or opportunity. Material financial effects, both qualitative and quantitative, alongside methodologies specific to our identified climate-related risks and opportunity are disclosed in section 3 Strategy for managing climate-related risks and opportunities on page 64, with reference to the Group’s FY2026 Financial Statements where relevant. Both current and anticipated financial effects represent BHP share, aligned to Financial Statement presentation, unless otherwise noted. 7.5 Application of reliefs BHP has elected to exercise the transition relief available with respect to the provision of comparative information. In some instances, BHP has voluntarily disclosed comparative information. Comparative information has not been restated for any difference from an amount previously disclosed, unless otherwise noted. BHP has elected to exercise the jurisdictional relief (by early adoption) with respect to application of Global Warming Potential (GWP) values for the calculation of our Scope 1 GHG emissions where direct measurement of GHG emissions is applied (see 7.6.1 Scope 1 emissions for information on our use of direct measurement, which is currently limited to BHP’s Australian operations). The Australian National Greenhouse and Energy Reporting (NGER) legislation uses the Fifth Assessment Report (AR5) Global Warming Potential (GWP) values for the purpose of calculation of emission factors where direct measurement is applied. In addition, BHP has applied the commercial sensitivity relief and has therefore not disclosed certain commercially sensitive information relating to the identified climate-related opportunity, copper demand, as referenced on page 69.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 89

7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions

7.6.1 Other information

For the organisational boundary adopted by BHP and the requirements and standards that inform our calculation of GHG emissions refer to 7.2.2 *Organisational reporting boundary and GHG emissions methodologies* on page 87.

Application of GWP factors: where we use direct measurement to calculate the operational GHG emissions of our Australian assets, BHP uses GWP values from the IPCC's Fifth Assessment Report (AR5). Scope 2 location-based GHG emissions for our Chilean assets have been calculated using GWP values from the IPCC's Sixth Assessment Report (AR6) as they are embedded in the emission factors published by the Chilean Electric Coordinator (CEN). For all other emissions calculations, where emission factors are already converted to CO_2-e values, the factors are applied from prior IPCC Assessment Reports directly, and calculation methodologies based on estimated activity data.

The following mandatory reporting programs are applicable to BHP's operational GHG emissions reporting:

Asset	Location	Regulation
BMA NSWEC Copper South Australia, Western Australia Nickel Western Australia Iron Ore	Australia	National Greenhouse and Energy Reporting (NGER) Scheme
Escondida Pampa Norte	Chile	Green Tax legislation (referencing IPCC factors)
Jansen	Canada	Canadian Greenhouse Gas Reporting Program (GHGRP) (referencing IPCC factors)

7.6.2 Scope 1 emissions

Scope 1 emissions are measured using methodologies and emission factors appropriate to each source. Scope 1 emissions are calculated with emission factors (or methodologies to derive emission factors) from Australia's National Greenhouse and Energy Reporting (Measurement) Determination 2008 (NGER Measurement Determination); the Canadian Greenhouse Gas Reporting Program (GHGRP); and the Green Tax legislation (referencing Intergovernmental Panel on Climate Change (IPCC) factors) in Chile, including as follows:

- **GHG emissions from combustion of fossil fuels:** These GHG emissions are calculated by multiplying the quantity of fuel consumed by the applicable emission factor for the fuel. Energy consumption quantities by fuel type (e.g. diesel, natural gas) are recorded at asset level throughout the year, using sources such as supplier invoices, metering, stockpile changes and other industry standard practices. All fuel quantities are converted to energy-based units using energy content factors specific to each fuel (e.g. gigajoules per kilolitre for diesel), sourced from appropriate references.

  Method 2 from the NGER Measurement Determination is applied when determining CO_2-e emissions from the combustion of natural gas based on site-specific gas composition data at WAIO's Yarnima Power Station.
- **Fugitive methane emissions from extraction of natural resources:** These GHG emissions are either metered directly (e.g. gas flow measurements from ventilation or drainage systems installed at underground coal mines) or calculated using source-specific methodologies and emission factors based on the specific characteristics of the resource. The finalisation of open-cut fugitive methane emissions factors is conducted after the end of the performance year. Where the emission factor used for reporting is not finalised, fugitive methane emissions are estimated based on prior year measured outcomes and mine plans from the current year.

  Methods 1, 2 and 4 from the NGER Measurement Determination are used to measure fugitive methane emissions at our coal mining operations.

  BMA (underground) – Broadmeadow
  - Gas drainage (flared): Method 1 – Default emission factors applied to measured quantities of gas flared
  - Gas drainage (vented): Method 4 – The direct measurement of emissions released from the drainage of coal mine gas using continuous monitoring of the gas stream
  - Underground ventilation: Method 4 – The direct measurement of emissions released from the extraction of coal using continuous and periodic monitoring of the gas stream
  - Post-mining coal handling: Method 1 – Default emission factor applied to run of mine coal extraction

  BMA (open-cut) – Caval Ridge, Goonyella Riverside, Peak Downs, Saraji, Saraji South
  - Method 2 – Quantities of methane emissions contained in coal extracted is calculated based on measured in-situ gas content and composition

  NSWEC (open-cut) – Mt Arthur Coal
  - Open-cut Method 2 – Quantities of methane emissions contained in coal extracted is calculated based on measured in-situ gas content and composition
- **GHG emissions from use of fossil fuels as a feedstock to a chemical process:** These GHG emissions are calculated using 'carbon balance' methodologies sourced from appropriate references and involve estimation of the total carbon content of inputs to the process and total carbon content of products and by-products from the process. The difference in carbon content is assumed to be converted to CO_2 through the process. Methodologies and carbon contents for inputs and products are sourced from appropriate references.

Scope 1 emissions from land use change-related activities were estimated to be immaterial for BHP in FY2026 and are therefore not included in BHP's Scope 1 GHG emissions inventory.

7.6.3 Scope 2 emissions

Electricity consumption quantities are recorded at asset level via supplier invoices or metering. We use two methods for these calculations: the location-based method and market-based method.

Scope 2 location-based emissions

The emission factors we use to calculate location-based Scope 2 emissions is based on average energy generation emission factors for defined geographic locations.

Scope 2 market-based emissions

Market-based reporting of Scope 2 emissions is based on the generator(s) supplying the electricity (and therefore the generation fuel mix from which the reporter contractually purchases electricity and/or is directly provided electricity via a direct line transfer).

For our contracted electricity with low or zero GHG emissions attributes, we use evidence from renewable energy certificates (RECs) and/or supplier-provided documentation in line with the Scope 2 Guidance, unless otherwise specified.

For residual electricity not covered by contractual arrangements, the use of a residual mix factor (RMF) is required, under the Scope 2 Guidance, if available. The emissions factors used for market-based emissions depend on the availability of a RMF in the regions where we operate, noting:

- In Australia, a national RMF is available, so our Australian assets transitioned to using it from FY2026 to comply with the Scope 2 Guidance. For prior years in our adjusted GHG emissions inventory, the RMF used for years from FY2024 aligns with those published by the CER. For FY2020 to FY2023, an estimated national RMF has been derived using publicly available data. Recalculating historical Scope 2 market-based emissions using the RMF for the Australian assets has increased BHP's emissions, as the RMF was higher than the location-based factors previously applied to residual electricity not covered by contractual arrangements.
- For our non-Australian operated assets, an RMF that meets the Scope 2 Guidance definition is currently unavailable in the markets where we operate. For residual electricity not covered by contractual arrangements, a default location-based emission factor is applied, as published in local regulations or industry frameworks. This may result in double counting of renewable or other lower GHG emission electricity contributions across grid-supplied consumers.
- For our operations in Chile, final validation for surrender of the rights to claim renewable energy attributes occurs on a calendar year basis, and for our operations in Australia, surrender of voluntary renewable energy attributes (large-scale generation certificates) can occur after the financial year. Given we report on a financial year basis, we review our reported Scope 2 emissions after the relevant surrenders have occurred and restate in disclosures for the following reporting period if any material variation is found with our Chilean or Australian Scope 2 market-based emissions.

To help inform users' understanding of the Scope 2 market-based method calculation, Table 7 sets out BHP's relevant contractual instruments (renewable electricity power purchase agreements).

90 BHP Annual Report 2026

Sustainability Report continued

Table 7 – Renewable electricity power purchase agreements (PPAs)[1]

Asset	Supplier	Size (MWh p.a.)	Start date	Duration (years)	Type of renewable generation
Escondida (Chile)	Enel and Colbún	Each supplier: ~3,300,000 + 330,000	FY2022	Colbún: 10 Enel: 15	Existing and new – approximately half from new generation
Spence (Chile)					
BHP Mitsubishi Alliance (Australia)	CleanCo	Confidential	H2 FY2021	5	New generation
	CleanCo	PPAs provide 100% coverage of forecast demand (from 1 July 2026)	H2 FY2026	5	Existing and new generation
	CleanCo		FY2027	7	New generation
Copper South Australia	Neoen	~613,200	FY2026	Confidential	New generation
	Neoen	876,000	FY2030	10	New generation
	Iberdrola	175,200	FY2028	Confidential	Existing generation
Western Australia Nickel	SUN Energy	~130,000	FY2022	10	Existing generation
	Southern Cross Energy Partnership – Northern Goldfields Solar Project	~94,000	FY2023	15+	New generation
	Potentia Energy	~315,000	FY2025	14	New generation
Western Australia Iron Ore	APA	Confidential	FY2026	Confidential	New generation

Total RECs to be surrendered for FY2026 is 8.4 million, comprising certificates used to meet renewable energy-related compliance obligations (such as those under the Australian Renewable Energy Target scheme) and voluntary surrenders. These RECs were sourced either from the PPAs described in Table 7 or purchased on the secondary market.

7.6.4 Scope 3 emissions

Categories

The *GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011)* (Scope 3 Standard) divides Scope 3 emissions into upstream and downstream GHG emissions, based on the financial transactions of the reporting company:

- upstream GHG emissions are indirect GHG emissions related to purchased or acquired goods and services
- downstream GHG emissions are indirect GHG emissions related to sold goods and services

Scope 3 GHG emissions are further categorised by the Scope 3 Standard into 15 distinct categories, as described in the Scope 3 Standard. The Scope 3 categories included within BHP's reported Scope 3 GHG emissions inventory are those outlined in Tables 5 and 6.

Scope 3 GHG emissions categories that are excluded from the inventory have been assessed as not material or inapplicable. These include Category 5: Waste generated in operations, Category 8: Upstream leased assets, Category 12: End-of-life treatment of sold products, Category 13: Downstream leased assets and Category 14: Franchises. Category 2 is included in Category 1, as described below.

Boundary overlap

While the GHG emission categories defined by the Scope 3 Standard are designed to be mutually exclusive, for BHP (in common with other producers of raw materials), there is a degree of overlap in reporting boundaries due to our involvement at multiple points in the lifecycle of the commodities we produce and consume. As a result, some double counting may be inherent due to our position in the value chain and may inflate our reported total Scope 3 emissions. Some double counting of GHG emissions in our current reported Scope 3 emissions inventory is an expected outcome of GHG emissions reporting between the different Scopes and is not considered to detract from the overall value of our Scope 3 emissions disclosures.

Organisational boundary

As required under AASB S2, in FY2026 we have changed our organisational boundary for reporting Scope 3 emissions to operational control to be consistent with the organisational boundary used to report our Scope 1 and Scope 2 emissions. As a result of these changes, Scope 3 emissions associated with assets under our operational control (together with BMA as described in 7.2.3 *Treatment of BMA* on page 87) are accounted for at 100 per cent irrespective of BHP's equity ownership in the asset. Scope 3 emissions from our investment in non-operated joint ventures (i.e. Scope 1 and Scope 2 emissions of non-operated assets, other than BMA) are accounted for under Category 15: Investments and reflect BHP's equity ownership of those assets. The primary impact of this change is an increase in the steelmaking emissions included in our reported Scope 3 inventory (under Category 10: Processing of sold products) due to production from WAIO being accounted for at 100 per cent under the operational control organisational boundary, instead of 85 per cent (reflecting equity ownership).

Boundary of Scope 3 goals and targets

Scope 3 goals and targets set by BHP have individual boundaries that differ to the organisational boundary for our reported Scope 3 GHG emissions inventory. This is because our Scope 3 goals and targets were set to reflect the different degrees of BHP's potential capacity to affect outcomes, which varies across the value chain. For specific boundaries applicable to our Scope 3 goals and targets, and presentation of our Scope 3 emissions inventory to reflect those specific boundaries, refer to 5.2 *Climate-related targets* on page 77.

Inputs and assumptions for Scope 3 emissions calculation

We prioritise inputs and assumptions based on the Scope 3 measurement framework within AASB S2. All our Scope 3 GHG emissions are based on estimation (rather than direct measurement), and this involves approximate calculations of data based on assumptions and appropriate inputs (subject to data availability). The majority of the inputs we use to estimate Scope 3 GHG emissions are from secondary data sources (e.g. industry-average data provided by third-party data providers), with primary inputs (e.g. data reflecting BHP's own records or obtained from our direct suppliers or customers) used where available within our value chain. BHP verifies inputs where practicable based on our own records or where we can correlate the data with our own activity data. The calculation methodology for each Scope 3 category included within BHP's reported Scope 3 GHG emissions inventory, together with specification of the characteristics of inputs and assumptions used for each category, are described below.

Category 1: Purchased goods and services (including capital goods)

This category includes upstream (i.e. cradle-to-gate[2]) GHG emissions from the extraction, production and transportation of goods and services purchased or acquired by BHP during the year. For BHP, this category includes GHG emissions associated with purchases of capital goods, which are classified as a separate category (Category 2) under the Scope 3 Standard. Purchases of capital goods can be difficult to segregate from this category, therefore the transport of goods and services to us may also be included in this category when we do not have a reliable way to estimate it separately.

As described in section 2 *Performance against our operational and value chain GHG emissions targets and goals* on page 58, in FY2026 two key improvements to Category 1 emissions accounting were implemented:

- We have started using product-level GHG emissions data sourced directly from four strategic suppliers.
- We transitioned to using emission factors from CEDA for the remaining goods and services using the spend-based method.

1. The key information to inform users' understanding of BHP's Scope 2 emissions is provided in the 'Asset', 'Supplier', 'Start date' and 'Type of renewable generation' columns. Additional information about the size and duration of these arrangements is provided where disclosure of that information is not subject to confidentiality.
2. All GHG emissions that occur in the lifecycle of purchased products, up to the point of receipt by BHP (excluding GHG emissions from sources that are owned or controlled by BHP).

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 91 The impact of the change to using CEDA data on the Category 1 emissions in our reference year for our Scope 3 net zero goal and targets (FY2020) was a change from 9.2 MtCO2-e (unadjusted) to 9.5 MtCO2-e (adjusted). As a result of both improvements our FY2026 emissions are 9.7 MtCO2-e (adjusted), compared to 10.6 MtCO2-e without these improvements, and FY2025 emissions are 10.4 MtCO2-e (adjusted), compared to 10.9 MtCO -e without these improvements1. The trend towards lower 2 emissions in FY2025 and FY2026 is consistent with observations from the industries in which our suppliers operate. Emissions are estimated using the following inputs and assumptions: Supplier invoices, which are considered primary data as sourced from BHP’s accounting and reporting systems and are verified with internal reviews to remove non-emissions related spend. GHG emissions and emission factors directly provided by suppliers, which are considered primary data, and are verified by third parties for some suppliers but unverified for others. For generic goods and services, spend-based emission factors are sourced from the verified secondary data source, CEDA and applied to the spend data. For select high-spend goods and explosives, a combination of quantity-based emission factors sourced from CEDA and ecoinvent (a Life-Cycle Analysis database also considered a secondary data source) and supplier emission factors sourced from suppliers’ Life-Cycle Analysis reports, which are considered primary data are applied. Inflation figures obtained from the US Bureau of Statistics are used to align the emission factor to the year of the supplier invoices. GHGs included: CO2, CH4, N2O, HFC, PFC, HF6, NF3. Category 3: Fuel- and energy-related activities This category includes GHG emissions from the extraction, production and transportation of fuels and energy purchased by BHP and not already accounted for in BHP’s Scopes 1 and 2 emissions. Emissions are estimated using the following inputs and assumptions: For generic fuel, natural gas and electricity consumption, supplier invoices, which are considered primary data as sourced from BHP’s accounting and reporting systems and are verified with internal reviews. GHG emissions data associated with Kelar Power Plant generation is provided by the operator, Tamakaya Energia SpA, and so considered primary data and is unverified as it is subject to finalisation for the reporting year. In FY2026, GHG emissions from Tamakaya Energia SpA have been reclassified from Category 15 following an internal review of classification across Scope 3 GHG emissions categories. For fuels and energy purchased by BHP for operations located in Australia, emission factors from the Australian Government Department of Climate Change, Energy, Environment and Water’s Australian National Greenhouse Accounts Factors, considered secondary data, are applied. For fuels and energy purchased by BHP for all other operations, emission factors from the UK Department for Energy Security and Net Zero as referred to in the United States Environmental Protection Agency (US EPA) Scope 3 Inventory Guidance, are applied. – GHGs included: CO2, CH4, N2O. Category 4: Upstream transportation and distribution This category includes GHG emissions from the transportation and distribution of our products where the means of transport is not owned or controlled by BHP but we cover the freight costs (e.g. under Cost and Freight (CFR) or similar terms), as well as purchased transport services for process inputs to our operations. This category includes GHG emissions from road, rail and marine freight, and the latter makes up the majority of emissions. Emissions are estimated using the following inputs and assumptions: Fuel consumption for maritime transport is derived from a combination of primary and secondary data sources. Where necessary, we apply assumptions to estimate fuel consumption based on a range of publicly and privately available data sources and to appropriately account for our share of GHG emissions associated with the ‘unused’ carrying capacity of partially loaded container ships. Shipping voyages commenced in FY2025 and FY2026 and ended in FY2026 are included in FY2026 reporting. Shipping voyages commenced in FY2026 and ending in FY2027 have not been included but will be included in FY2027 reporting. Data is collected and validated on DNV’s Veracity platform and verified with internal reviews. For maritime transport, emission factors for standard fuels are sourced from Regulation (EU) 2023/1805 of the European Parliament and of the Council (dated 13 September 2023). For non-standard or emerging fuels (e.g. biofuels or low-carbon methanol), emission factors are sourced from carbon intensity values captured within the fuel’s relevant sustainability certification. For generic non-maritime transport, we use BHP sale records to calculate distance covered (which are considered secondary data and verified with internal reviews) multiplied by emission factors from the UK Government Department for Energy Security and Net Zero. For select high-spend goods, supplier invoices (which are considered primary data as sourced from BHP’s accounting and reporting systems and verified with internal reviews) are multiplied by a combination of emission factors also sourced from CEDA and from the UK Department for Energy Security and Net Zero. Inflation obtained from the US Bureau of Statistics to align the emission factor to the year of the supplier invoices. GHGs included: CO2, CH4, N2O, HFC, PFC, HF6, NF3. Category 6: Business travel This category includes GHG emissions from the transportation of employees for business-related activities where the means of transport is not owned or controlled by BHP. Emissions are estimated using the following inputs and assumptions: For inland transportation, supplier invoices (which are considered primary data as sourced from BHP’s accounting and reporting systems and verified with internal reviews) are multiplied by the spend-based emission factor sourced from CEDA. For air transportation, spend records (which are considered secondary data as sourced from the third-party provider of the service and verified with internal reviews) are multiplied by the spend-based emission factor sourced from the UK Government Department for Energy Security and Net Zero. Inflation obtained from the US Bureau of Statistics to align the emission factor to the year of the supplier invoices. – GHGs included: CO2, CH4, N2O. Category 7: Employee commuting This category includes GHG emissions from the transportation of employees between their homes and their worksites where the means of transport is not owned or controlled by BHP. Emissions are estimated using the following inputs and assumptions: Supplier invoices (which are considered primary data as sourced from BHP’s accounting and reporting systems and verified with internal reviews) are multiplied by the spend-based emission factor sourced from CEDA. Inflation obtained from the US Bureau of Statistics to align the emission factor to the year of the supplier invoices. GHGs included: CO2, CH4, N2O, HFC, PFC, HF6, NF3. Category 9: Downstream transportation and distribution This category includes GHG emissions from the transportation and distribution of our products where the freight costs are not covered by BHP (e.g. under Free on Board (FOB), Ex Works (EXW) or similar terms). This category includes GHG emissions from road, rail and maritime freight, and the latter makes up the majority of emissions. For some FOB cargoes, destination ports are not known, and so AIS information (i.e. publicly reported geolocational tracking data) is used by DNV Veracity to derive and validate the first destination port within the intended destination country. All other methodology details are as described in the ‘Upstream transportation and distribution’ category (Category 4). Due to the availability of data, the operational control inventory is currently used as a proxy for measurement against our Scope 3 emissions long-term net zero shipping target and the shipping portion of our Scope 3 emissions long-term net zero goal. GHGs included: CO2, CH4, N2O. 1. FY2025 figures also corrected for the unintentional inclusion of Samarco, which is not under BHP’s operational control, as described in 5.1.1 Scopes 1, 2 and 3 GHG emissions performance on page 77.

Sustainability Report continued Category 10: Processing of sold products This category includes GHG emissions from the processing of intermediate products sold by downstream companies subsequent to sale by BHP. The ‘average data’ method as described in the Scope 3 Guidance is used to calculate these GHG emissions, with industry average emission factors applied to production volumes for each commodity to calculate an overall emissions estimate for this category. Emissions are estimated using the following inputs and assumptions: – Production volumes are considered verified primary data as sourced from the BHP Operational Review for the year. – For GHG emissions relating to steelmaking: – The quantity of crude steel equivalent produced from the input quantity of iron ore is calculated using a conversion factor based on the average iron (Fe) content of BHP iron ore product and the average Fe content of crude steel from IEA Iron and Steel CCS Study (April 2013). – We use global average emissions intensity factor from the International Energy Agency (IEA) Iron and Steel Technology Roadmap (October 2020). The emission factor may not accurately represent (geographically, technologically or temporally) the actual emissions intensities of our customers’ facilities. However, it is considered to be sufficiently representative of average industry conditions as to provide a meaningful estimation. – To estimate GHG emissions from the processing of iron ore, all iron (Fe) content in produced iron ore is assumed to be processed to crude steel via the blast furnace basic oxygen furnace route. The crude steel equivalent produced is assumed to be attributable to iron ore only and not scrap steel. – The majority of BHP’s steelmaking raw materials portfolio (iron ore and steelmaking coal) is sold into and processed through the blast furnace integrated steelmaking route. To resolve the double counting between the iron ore and steelmaking coal inputs into the steelmaking process, BHP estimates the total steelmaking emissions in the processing of our iron ore quantities in steelmaking. The contribution of our steelmaking coal production and required third party steelmaking coal (i.e. as needed to process our iron ore) to total steelmaking emissions is allocated based on the global average mass input into the process to produce 1,000 kg of crude sourced from the World Steel Association (WSA), fact sheet Steel and raw material (2019). The steelmaking coal portion of the emission factor is applied to emissions from the crude steel equivalent volume produced from BHP’s steelmaking coal production. Emissions from third party steelmaking coal necessary to process BHP’s iron ore quantities not covered by our steelmaking coal are included in the emissions allocated to iron ore. – For GHG emissions from the processing of both copper concentrates and copper cathodes, we apply industry wide average emission factors sourced from recent studies conducted by the International Copper Association (ICA) and the Copper Council. – All copper cathode is assumed to be manufactured into semi fabricated products and all copper concentrate is assumed to be manufactured into semi fabricated products. – GHGs included: CO2, CH4, N2O. Category 11: Use of sold products This category includes GHG emissions from the end use consumption by third parties of energy coal we produce. Emissions are estimated for this category. Emissions are estimated using the following inputs and assumptions: – Production volumes are considered verified primary data as sourced from the BHP Operational Review for the year. – Emission factors are sourced from the NGER Measurement Determination. – GHGs included: CO2, CH4, N2O. All energy coal is assumed to be combusted and is assumed to be bituminous (which has a mid range energy content among the three sub categories of black coal, the others being sub bituminous coal and anthracite) listed in the NGER Measurement Determination. The emission factor may not accurately represent (geographically, technologically or temporally) the actual emissions intensities of our customers’ facilities. However, it is considered to be sufficiently representative of average industry conditions as to provide a meaningful estimation. Our energy coal is mostly produced at NSWEC. Additionally, we have historically marketed a small portion of BMA products against energy coal indexes. In FY2026, this portion was approximately 2.94 per cent, up from 2.36 per cent in FY2025. For purposes of enhancing the transparency and accuracy of our Scope 3 emission reporting, for FY2026 we have once again estimated the energy coal component of BMA production based on the percentage of BMA product marketed as energy coal and associated GHG emissions under this ‘Use of sold products’ category. Category 15: Investments This category includes BHP’s equity share of the Scopes 1 and 2 GHG emissions for assets in which we hold an investment interest but over which we do not have operational control. We have worked with the relevant operators of each asset to obtain operational GHG emissions data for the FY2026 reporting year where possible. In cases where the most recent available information was based on a different reporting period (e.g. calendar year), we have used the data provided to estimate FY2026 emissions based on a review of operational conditions and activities across the reporting periods. Emissions are estimated using the following inputs and assumptions: – Antamina provided data for FY2026, however data remains subject to finalisation for the reporting year. GHGs included: CO2, CH4, N2O – Samarco provided data for CY2025, which is used as a proxy for the FY2026 reporting year. Data assured by third party provider. GHGs included: CO2, CH4, N2O, HFC, PFC, HF6, NF3 – SolGold provided data for FY2026 for the period up to the date of its divestment in FY2026. Data assured by third party provider. GHGs included: CO2, CH4, N2O, HFC, PCF, SF6, NF3 – Filo Corp emissions have been assessed to be immaterial in FY2025 and FY2026, and are therefore not included in BHP’s reported Scope 3 GHG emissions inventory. For prior year (restated) and performance year data, GHG emissions from the Kelar Power Plant have been reclassified to Category 3: Fuel and energy related activities to accurately reflect the GHG emissions related to the production of energy at the power plant that are not already included in BHP’s operational GHG emissions. Directors’ declaration on the Sustainability Report The Directors of BHP Group Ltd (Company) declare that, in the Directors’ opinion, the Company has taken reasonable steps to ensure that the substantive provisions of the Sustainability Report for the financial year ended 30 June 2026 are in accordance with the Corporations Act 2001 (Cth), including: – section 296C (compliance with Australian Accounting Standard AASB S2 Climate related Disclosures), and – the disclosure of the matters included in section 296D (climate statement disclosures) This declaration is made in accordance with a resolution of the Board. Ross McEwan Chair 18 August 2026

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 93

Independent auditor's report to the members of BHP Group Limited

Ernst & Young ('EY', 'we') was engaged by BHP Group Limited ('BHP') to undertake a Review as defined by the International Auditing Standards over Sustainability information reported in the BHP Annual Report 2026 (including the section titled 'Sustainability Report') and the BHP ESG Standards and Databook 2026, including over the ICMM Sustainable Development Framework assurance requirements (Subject Matters 1–4), and excluding Scopes 1 and 2 greenhouse gas ('GHG') emissions. We were also engaged by BHP to undertake an Audit as defined by the International Auditing Standards over Scopes 1 and 2 GHG emissions in the BHP Annual Report 2026 section 'Sustainability Report' and the ESG Standards and Databook 2026.

EY
Shape the future with confidence

Review conclusion on Sustainability Report (excluding Scopes 1 and 2 GHG emissions)

We have conducted a review of the Sustainability Report, excluding Scope 1 and 2 greenhouse gas emissions.

The Sustainability Report comprises the climate statements for the year, notes to the climate statements, any statements required under subsection 296A(5) of the *Corporations Act 2001* (Act) and the directors' declaration for the year ended 30 June 2026 in accordance with Australian Standard on Sustainability Assurance ASSA 5010 *Timeline for Audits and Reviews of Information in Sustainability Reports under the Corporations Act 2001* (ASSA 5010) issued by the Auditing and Assurance Standards Board (AUASB).

We have not become aware of any matter in the course of our review that makes us believe that the Sustainability Report does not comply with Division 1 of Part 2M.3 of the Act and the Australian Sustainability Reporting Standard AASB S2 *Climate-related Disclosures* ('AASB S2').

Audit opinion on Scopes 1 and 2 GHG emissions

We have conducted an audit of the following information in the Sustainability Report and the ESG Standards and Databook for the year ended 30 June 2026 (the 'Scopes 1 and 2 GHG emissions information') in accordance with ASSA 5010:

Reasonable assurance scope	Criteria: Reporting requirement of AASB S2 Climate-related Disclosures (AASB S2) (including related general disclosures required by Appendix D)	Location of disclosure
Scopes 1 and 2 GHG emissions	Subparagraphs 29(a)(i)(1) to (2) and 29(a)(ii) to (v)	Annual Report 2026 section 'Sustainability Report' on pages 55 to 92 and the ESG Standards and Databook 2026 tabs 'GHG targets and goals' and 'Energy and GHG'.

The requirements of AASB S2 identified in the table above form the criteria relevant to the Scopes 1 and 2 GHG emissions information and apply under Division 1 of Part 2M.3 of the Act.

In our opinion, the Scopes 1 and 2 GHG emissions information specified in the table above is prepared, in all material respects, in accordance with the *Corporations Act 2001*, including:

a. Subsection 296A(2) (contents of climate statements); and

b. Section 296C (compliance with Australian Sustainability Reporting Standard S2 *Climate-related Disclosures* issued by the Australian Accounting Standards Board and any Ministerial legislative instrument); and

c. Section 296D (climate statement disclosures).

Review conclusion on other sustainability information

We have conducted a review of the following information in the BHP Annual Report 2026 and BHP ESG Standards and Databook 2026 for the year ended 30 June 2026 ('other sustainability information') as listed in below.

Other sustainability information Subject Matter	Criteria	Location of disclosure
BHP's qualitative disclosures in Sections '1 Safety' and '9 Sustainability' of the BHP Annual Report 2026 and BHP ESG Standards and Databook 2026	– Management's own publicly disclosed criteria as disclosed in the Annual Report and ESG Standards and Databook 2026	Annual Report 2026 on pages 5, 42 to 54 BHP ESG Standards and Databook 2026 at bhp.com/ESGSD2026
BHP's sustainability policies and standards as disclosed in the ICMM tab in the BHP ESG Standards and Databook 2026	– International Council on Mining and Metals (ICMM) Mining Principles and relevant Performance Expectations and mandatory Position Statements (Subject Matter 1 of the ICMM Assurance and Validation Procedure 2023 (ICMM Procedure))	BHP ESG Standards and Databook 2026 tab 'ICMM Performance Summary' Supporting disclosures included online at bhp.com/sustainability
BHP's identification and reporting of its material sustainability issues, risks and opportunities described within Sections '1 Safety' and '9 Sustainability' of the BHP Annual Report 2026, BHP ESG Standards and Databook 2026 and on the BHP website	– ICMM Procedure Subject Matter 2 – Global Reporting Initiative (GRI) Standards 2021 GRI 3: Material Topics	Annual Report 2026 on page 43 BHP ESG Standards and Databook 2026 tab 'GRI' at bhp.com/ESGSD2026 Supporting disclosures included online at bhp.com/sustainability/approach/materiality-assessment
BHP's implementation of systems and approaches to manage its material sustainability risks and opportunities	– ICMM Procedure Subject Matter 3	Annual Report 2026 on pages 42 to 54 BHP ESG Standards and Databook 2026 at bhp.com/ESGSD2026
BHP's reported performance of its material sustainability issues, risks and opportunities in Sections '1 Safety' and '9 Sustainability' of the BHP Annual Report 2026 and the BHP ESG Standards and Databook 2026	– ICMM Procedure Subject Matter 4 – Management's own publicly disclosed criteria, as informed by the GRI Topic Standards as disclosed in the Annual Report and ESG Standards and Databook 2026 – BHP's Methodology for calculating Scopes 1, 2 and 3 GHG emissions as disclosed in BHP Annual Report 2026, Sustainability Report. 7.6 *Methodology for calculating Scopes 1, 2 and 3 GHG emissions*.	Annual Report 2026 on pages 42 to 54 BHP ESG Standards and Databook 2026 at bhp.com/ESGSD2026
Water stewardship reporting, at an aggregated Group level, in the BHP Annual Report 2026 and the BHP ESG Standards and Databook 2026	– ICMM Guidance and minimum disclosure Standards: *Water Reporting: Good practice guide* (2nd edition), 2021	Annual Report 2026 on pages 50 to 52 BHP ESG Standards and Databook 2026 at bhp.com/ESGSD2026

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

Independent auditor’s report to the members of BHP Group Limited continued Based on the procedures we have performed and the evidence we have obtained, we have not become aware of any matter in the course of our review that makes us believe that the other sustainability information listed in the table above for the Group is not prepared, in all material respects, in accordance with the criteria for the year ended 30 June 2026. Basis for conclusions and opinion Basis for conclusions Our reviews have been conducted in accordance with Australian Standard on Sustainability Assurance ASSA 5000 General Requirements for Sustainability Assurance Engagements (ASSA 5000) issued by the AUASB. Our reviews include obtaining limited assurance about whether the Sustainability Report and the other sustainability information are free from material misstatement. Our conclusions are based on the procedures we have performed and the evidence we have obtained in accordance with ASSA 5000. The procedures in a review vary in nature and timing from, and are less in extent than for, an audit. Consequently, the level of assurance obtained in a review is substantially lower than the assurance that would have been obtained had an audit been performed. See the Summary of the Work performed for our review engagements section of our report. Basis for opinion Our audit has been conducted in accordance with ASSA 5000. Our audit includes obtaining reasonable assurance that the Scopes 1 and 2 GHG emissions information is free from material misstatement. Basis for conclusions and opinion Our review and audit of the Sustainability Report include obtaining limited and reasonable assurance about whether the Sustainability Report is presented fairly in accordance with AASB S2. In applying the relevant criteria, we note that subsection 296C(1) of the Act includes a requirement to comply with AASB S2. The Act may require information to be included in the Sustainability Report in addition to the information required by AASB S2 (for example, s296D(2B) and s1707C(2) of the Act). Because the fair presentation requirement in AASB S2 only applies to information in the Sustainability Report prepared in accordance with AASB S2, the additional information is addressed for compliance with the Act but is not evaluated against the ‘fair presentation’ requirement of AASB S2. Our responsibilities under ASSA 5000 are further described in the Auditor’s responsibilities section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Act and the ethical requirements of APES 110 Code of Ethics for Professional Accountants (including Independence Standards) issued by the Accounting Professional & Ethical Standards Board Limited (November 2018 incorporating all amendments to June 2024) (the Code), that are relevant to reviews and audits of public interest entities in Australia. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the Code. Our firm applies Australian Standard on Quality Management ASQM 1 Quality Management for Firms that Perform Audits or Reviews of Financial Reports and Other Financial Information or Other Assurance or Related Services Engagements, which requires the firm to design, implement and operate a system of quality management, including policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusions and opinion. Other information The directors of BHP are responsible for the other information. The other information comprises BHP Annual Report, including the Financial Report and the Annual Report Operating and Financial Review Sections ‘1 Safety’ and ‘9 Sustainability’ and BHP ESG Standards and Databook, but does not include the Sustainability Report and other sustainability information, and our review and audit report thereon. Our conclusion and opinion on the Sustainability Report, and our conclusion on the other sustainability information, does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our review and audit of the Sustainability Report, and our review of the other sustainability information, our responsibility is to read the other information identified above and, in doing so, consider whether the A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation other information is materially inconsistent with the Sustainability Report and the other sustainability information, or our knowledge obtained when conducting the reviews and audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities and the other sustainability for the Sustainability information Report The Management and directors of the BHP are responsible for: – The preparation of the Sustainability Report in accordance with the Act; and – Designing, implementing and maintaining such internal control necessary to enable the preparation of the Sustainability Report, in accordance with the Act that is free from material misstatement, whether due to fraud or error. Management of BHP are responsible for: – The selection and development of suitable criteria for the other sustainability information; – The preparation of the other sustainability information in accordance with the criteria; and – Designing, implementing and maintaining such internal control necessary to enable the preparation of the other sustainability information, in accordance with the criteria that is free from material misstatement, whether due to fraud or error. Inherent limitations As discussed in section 7 of the Sustainability Report, 7 Basis of preparation, interpretation and GHG emissions calculation methodology, climate related risk management is an emerging area, and often uses data and methodologies that are developing and uncertain. The Sustainability Report contains forward looking statements, including climate related scenarios, targets, assumptions, climate projections, forecasts, statements of future intentions and estimates and judgements that have not yet occurred and may never occur. We do not provide assurance on the achievability of this prospective information. GHG emissions quantification is subject to significant measurement uncertainty, which arises because of incomplete scientific knowledge used to determine emissions factors and the values needed to combine emissions of different gases. The comparability of sustainability information between entities and over time may be affected by inconsistencies in the methods to estimate or measure those emissions, due to different, but acceptable, methods applied. Auditor’s responsibilities Our objectives are to: – Plan and perform the reviews to obtain limited assurance about whether the Sustainability Report information and the other sustainability information, defined in the Review conclusions section of our report, is free from material misstatement, whether due to fraud or error, and to issue a review report that includes our conclusions. – Plan and perform the audit to obtain reasonable assurance about whether the Scopes 1 and 2 GHG emissions, defined in the Audit opinion section of our report, is free from material misstatement, whether due to fraud or error, and to issue an assurance report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence decisions of users taken on the basis of the Sustainability Report and the other sustainability information. As part of our audit and review in accordance with ASSA 5000, we exercise professional judgement and maintain professional scepticism throughout the engagement. We also: – For a review engagement: – Perform risk assessment procedures, including obtaining an understanding of internal control relevant to the engagement, to identify and assess the risks of material misstatements, whether due to fraud or error, at the disclosure level but not for the purpose of providing a conclusion on the effectiveness of the entity’s internal control. – Design and perform procedures responsive to assessed risks of material misstatement at the disclosure level. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

– For an audit engagement: – Perform risk assessment procedures, including obtaining an understanding of internal control relevant to the engagement, to identify and assess the risks of material misstatements, whether due to fraud or error, at the assertion level for the disclosures but not for the purpose of providing a conclusion on the effectiveness of the entity’s internal control. – Design and perform procedures responsive to assessed risks of material misstatement at the assertion level for the disclosures. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Summary of the work performed for our review engagements Summary review engagements of the work performed for our A review is a limited assurance engagement and involves performing procedures to obtain evidence about the Sustainability Report information and the other sustainability information. The nature, timing and extent of procedures selected depend on professional judgement, including the assessed risks of material misstatement at the disclosure level, whether due to fraud or error. The procedures we performed for the review of information within the Sustainability Report included, but were not limited to: – Considered the completeness of the Group’s assessment of climate related risks and opportunities – Conducted interviews with key personnel to understand the process for collecting, collating and reporting the sustainability information during the reporting period – Read minutes of relevant committees to understand matters discussed and decisions made with respect to climate related disclosures – Assessed the appropriateness of the reporting boundaries applied – Undertook analytical review procedures to support the reasonableness of the Sustainability Report information – Agreed the sustainability information disclosures made in the Sustainability Report with the underlying records – Evaluated the presentation and disclosure of the sustainability information in the Sustainability Report against the requirements of AASB S2 The procedures we performed for the review of the other sustainability information included, but were not limited to: – Conducted interviews with key personnel to understand the process for collecting, collating and reporting the other sustainability information during the reporting period – Read minutes of relevant committees to understand matters discussed and decisions made with respect to the other sustainability information – Assessed the appropriateness of the reporting boundaries applied – Undertook analytical review procedures to support the reasonableness of the other sustainability information – Agreed the other sustainability information disclosures made in the report with the underlying records – Evaluated the presentation and disclosure of the other sustainability information against the requirements of the criteria Ernst & Young Rodney Piltz Meg Fricke Partner Partner Melbourne, Australia Melbourne, Australia 18 August 2026 18 August 2026 A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

Corporate Governance Statement 1 Corporate governance at BHP Good corporate governance underpins the way we conduct business. BHP’s corporate governance framework supports the delivery of our strategy and long term value creation for shareholders. This Corporate Governance Statement sets out the corporate governance framework currently in place for the Group, including the key policies and practices. BHP was fully compliant with the Recommendations of the fourth edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (ASX Fourth Edition) throughout FY2026. The ASX Fourth Edition is available at asx.com.au. BHP is also subject to governance requirements from our London Stock Exchange (LSE) and New York Stock Exchange (NYSE) listings and our registration with the Securities and Exchange Commission (SEC) in the United States. As BHP has its primary listing on the ASX, which is an approved exchange in terms of the Johannesburg Stock Exchange (JSE) Listings Requirements, the JSE Listings Requirements provide that BHP does not need to comply with the corporate governance requirements of the JSE and is instead required to comply with the corporate governance provisions of its primary exchange. As stated above, BHP is in compliance with the corporate governance requirements of the ASX. This Corporate Governance Statement is current as at 18 August 2026 and has been approved by the Board. More information on our corporate governance framework and practices is available at bhp.com/governance, which includes links to our Appendix 4G and each of the publicly available documents referenced in this Corporate Governance Statement 2 FY2026 corporate governance highlights CEO succession A key activity completed by the Board during FY2026 was the Chief Executive Officer (CEO) succession and transition process. The Board approved the appointment of Brandon Craig as CEO and a Director of BHP effective from 1 July 2026. Brandon succeeded Mike Henry, who stepped down after six and a half years in the role. The Board recognises the outstanding contribution of Mike Henry to BHP as CEO. BHP Board update The Board welcomed Mark Vassella as a new Non executive Director on 1 June 2026. Mark has over 40 years’ experience, including deep operational experience in the resources industry and a strategic approach to commodity and skills development. Mandatory climate reporting BHP has released its inaugural Sustainability Report in accordance with the Australian Corporations Act 2001 sustainability reporting regime. This is the next phase in climate related disclosures following on from our second Climate Transition Action Plan published in August 2024. The Sustainability Report provides disclosure of our identified climate related risks and opportunity and an update on our progress in relation to our climate related targets and goals and decarbonisation strategy. Gender representation We continue to maintain a gender balanced global workforce, Executive Leadership Team and Board. Women comprised 41.5 per cent of our global employee workforce as at the end of FY2026. We define gender balance as a minimum 40 per cent women and 40 per cent men, in line with the definitions used by entities such as the International Labour Organization. 3 BHP’s governance structure Board The Board has ultimate responsibility for overseeing BHP’s governance. The role of the Board, as set out in the Board Governance Document, is to represent shareholders and promote and protect the interests of BHP in the short and long term. The Board Governance Document outlines the Board’s responsibilities and processes, including the matters specifically reserved for the Board, the authority delegated to the CEO and the accountability of the CEO for that authority, and provides guidance on the management of the relationship between the Board and the CEO. The Board Governance Document is reviewed by the Board annually and was reviewed in FY2026. The matters reserved for the Board as set out in the revised Board Governance Document include: – appointing the CEO and determining the terms of the appointment – approving the appointment of Executive Leadership Team (ELT) members and material changes to the organisational structure involving direct reports to the CEO – succession planning for the CEO and direct reports to the CEO – monitoring the performance of the CEO and the Group – monitoring Board composition, processes and performance – approving the Group’s values, Our Code of Conduct, purpose and risk appetite – establishing, approving and assessing measurable objectives for achieving gender diversity in the composition of the Board, senior executives and workforce generally and assessing the Group’s progress in achieving those measurable objectives – approving strategy, annual budgets, balance sheet management and funding strategy – approving commitments, capital and non capital items, acquisitions and divestments above specified thresholds – approving the dividend policy and determining dividends – approving significant social, community and sustainability policies, including those related to climate change and public sustainability goals and targets Shareholders Board Risk and Audit Committee Nomination and Governance Committee People and Remuneration Committee Sustainability Committee Chief Executive Officer Executive Leadership Team Our People

– reviewing and monitoring the effectiveness of the Group’s systems of principal and emerging financial and non financial risk management and internal control, and making sure there is an appropriate risk management framework in place – determining and adopting documents (including the publication of reports and statements to shareholders) that are required by BHP’s Constitution, statute or by other external regulation – determining and approving matters that are required by BHP’s Constitution, statute or by other external regulation to be determined or approved by the Board. The Board Governance Document is available at bhp.com/governance Committees The Board has established Committees to assist it in exercising its authority, including monitoring the performance of BHP, to gain assurance that progress is being made towards our purpose within the limits delegated by the Board. There are four standing Committees: the Nomination and Governance Committee, Risk and Audit Committee, Sustainability Committee and People and Remuneration Committee. Each Committee is delegated authority by the Board under its Charter. These Charters are available at bhp.com/governance For more information on each of the Committees refer to section 5 Chair The Chair of the Board is responsible for leading the Board and ensuring it operates to high governance standards. In particular, the Chair facilitates constructive Board relations and the effective contribution of all Non executive Directors. The Chair must be an independent Non executive Director. Senior Independent Director The Senior Independent Director is appointed by the Board and steps in as Chair if needed. The Senior Independent Director serves as a sounding board for the Chair and meets with key shareholders to develop an understanding of their issues and concerns. In FY2025, the Chair appointment was conducted through a formal Chair succession process led by the Senior Independent Director, Gary Goldberg. Group Company Secretary The Group Company Secretary is accountable to the Board and advises the Chair, the Board and individual Directors on all matters of governance process. Chief Executive Officer The CEO is accountable to the Board for the authority that is delegated to the CEO and for the performance of the Group. The CEO, with support of their direct reports, is responsible for the day to day management of the Group. The CEO works in a constructive partnership with the Board and is required to report regularly to the Board on progress. Access to management The Board has access to members of senior management who frequently attend Board and Committee meetings. Management makes presentations and engages in discussions with Directors, answers questions and provides input and perspective on their areas of responsibility. The Board also engages with members of management at site visits. The Board also holds discussions in the absence of management as required.

98 BHP Annual Report 2026

Corporate Governance Statement continued

4 Board composition and succession

4.1 Board of Directors and Company Secretary

The Board currently has 10 members. The Directors' qualifications, experience and special responsibilities are listed below.



Ross McEwan

Bachelor of Business

NG

Appointment

Independent Non-executive Director since April 2024
Chair since 31 March 2025

Skills and experience

Ross McEwan has over 30 years' global executive experience, including in the financial services industry, with deep expertise in capital allocation, risk management and value creation in complex regulatory environments.

Ross was Chief Executive Officer of National Australia Bank (from 2019 to April 2024) and Group Chief Executive Officer of the Royal Bank of Scotland (from 2013 to 2019). Prior to that, he held executive roles at Commonwealth Bank of Australia, First NZ Capital Securities and National Mutual Life Association of Australasia/AXA New Zealand. Ross has also been Lead Independent Director of Reece Limited (from October 2024 to June 2025) and a Non-executive Director of QinetiQ Group Plc (from March 2024 to July 2025).

Ross brings a strong focus on people and culture, technology and innovation and has extensive experience in value creation, capital allocation and delivering operational excellence. He has worked closely with a wide range of stakeholders, including customers, governments and regulators and brings a global perspective on critical strategic issues. He has a deep understanding of organisational transformation and technology as a driver of change.

Current appointments

Ross is currently a Non-executive Director of Ruminant Biotech Corp Limited (since June 2021).



Brandon Craig

Bachelor of Science Engineering (Mechanical), MBL

Appointment

Executive Director and Chief Executive Officer since 1 July 2026
President Americas to 30 June 2026

Skills and experience

Brandon Craig has over 25 years' experience in the mining industry, spanning operational and corporate leadership roles at BHP across a diverse portfolio of commodities and geographies. Brandon joined BHP in 1999 and was appointed Chief Executive Officer from 1 July 2026.

Brandon brings deep operational and commercial expertise, with a strategic focus on advancing BHP's high quality growth options – particularly in copper and potash – in line with the Company's long-term strategy and its role in supporting global economic growth, electrification and food security. Brandon is committed to fostering a safe, high-performance culture and an inclusive workplace where people are empowered at every level through the BHP Operating System.

Most recently, Brandon was President Americas and was responsible for BHP's growth strategy and performance in future-facing commodities across Canada, the United States and South America. Prior to this, as Asset President of BHP's Western Australia Iron Ore business, Brandon strengthened operational performance across the integrated system of mines, rail and port operations and increased BHP's lead as the lowest cost, highest margin major iron ore producer in the world.

Brandon is committed to building constructive relationships through engagement with governments, Indigenous partners, community stakeholders and business partners in the jurisdictions where BHP operates to deliver mutual benefit and long-term value for shareholders.



Gary Goldberg

Bachelor of Science (Mining Engineering), MBA

S NG

Appointment

Independent Non-executive Director since February 2020
Senior Independent Director since 21 December 2020

Skills and experience

Gary Goldberg has over 40 years' global executive experience, including deep experience in mining, strategy, risk, commodity value chain, capital allocation discipline and public policy.

Gary was the Chief Executive Officer of Newmont Corporation (from 2013 to 2019) and prior to that, President and Chief Executive Officer of Rio Tinto Minerals. Gary has also been a Non-executive Director of Port Waratah Coal Services Limited and Rio Tinto Zimbabwe, and served as Vice Chair of the World Gold Council, Treasurer of the International Council on Mining and Metals, Co-Chair of the World Economic Forum Mining and Metals Industry community, and Chair of the National Mining Association in the United States.

Gary is recognised for his leadership in bringing the mining industry together to raise standards in safety and environmental performance in conjunction with community and government partnerships in America and around the world. He has management experience in implementing strategies focused on safety, decarbonisation and transformational investment for commodities with long-dated cycles, along with his contribution to policy development in environmental management globally.

Current appointments

Gary is a Director of Imperial Oil Limited (since May 2023).



Michelle Hinchliffe

Bachelor of Commerce, FCA, ACA

RA NG

Appointment

Independent Non-executive Director since March 2022

Skills and experience

Michelle Hinchliffe has over 20 years' experience as a partner in KPMG's financial services division.

Michelle was formerly a partner of KPMG and held a number of roles, including as the UK Chair of Audit, a member of the KPMG UK Executive Committee, and led KPMG's financial services practice in Australia and was a member of the KPMG Australia Board.

Michelle has expertise and experience in understanding the complexities of multi-national firms operating in multiple reporting and regulatory frameworks across Europe, the Americas, Asia and Africa. Her financial expertise and audit experience across a range of industries and businesses, including in Australia, bring insights to the Board on BHP's assessment of risk, returns and its long-term capital plan to create financial strength and support BHP's future growth.

Current appointments

Michelle is a Non-executive Director of Santander UK Group Holdings Plc and various subsidiaries (since June 2023) and Macquarie Group Limited and Macquarie Bank Limited (since March 2022).



Xiaoqun Clever-Steg

Diploma in Computer Science and International Marketing, MBA

RA

Appointment

Independent Non-executive Director since October 2020

Skills and experience

Xiaoqun Clever-Steg has over 20 years' experience in technology with a focus on software engineering, data and AI, cybersecurity and digitalisation.

Xiaoqun was formerly Chief Technology Officer of Ringier AG and ProSiebenSat.1 Media SE, Chief Operating Officer of Technology and Innovation at SAP and President of SAP Labs China.

Xiaoqun brings significant expertise in the development, selection and implementation of business transforming technology, innovation and assessment of opportunities and risks in digital disruption. She has knowledge and relationships across the technology and innovation start-up sector across Europe, Asia and North America and brings depth to the Board's review of managing cybersecurity risks as well as assessment of opportunities to invest in proven and emerging technologies in the discovery of new mineral deposits, safer and more cost-effective processing, and technologies to reduce GHG emissions and support the energy transition.

Current appointments

Xiaoqun is a Non-executive Director of Amadeus IT Group SA (since June 2020), a Non-executive Director of Straumann Group (since April 2024) and on the Supervisory Board of Infineon Technologies AG (since February 2020).

Key to Committee membership

- Committee Chair
- Committee member
- RA Risk and Audit
- NG Nomination and Governance
- PR People and Remuneration
- S Sustainability

Don Lindsay Bachelor of Science (Hons), MBA RA S Appointment Independent Non executive Director since May 2024 Skills and experience Don Lindsay has more than 40 years’ global experience, including in mining and resource development, financial markets, transformational leadership, growth and value creation. Don was the President and Chief Executive Officer of Teck Resources Limited (from 2005 to 2022) and prior to that, worked for almost 20 years with CIBC World Markets Inc., where he served as President, Head of Investment and Corporate Banking and Head of the Asia Pacific Region. Don also served as Chair of the Board of Governors for Mining and Metals for the World Economic Forum, Chair of the Business Council of Canada, Chair of the International Council on Mining and Metals and Chair of the Invictus Games Vancouver Whistler 2025 (from November 2022 to July 2025). Don brings extensive experience in global resource development as well as sustainability, community health, safety and global education and business forums. His technical and management experience across a range of commodities and mining jurisdictions brings a unique understanding of prospective resources, cost of development and operations, and the assessment of opportunities to strengthen the portfolio of world class assets. Current appointments Don is Chair of the Board of Manulife Financial Corporation (since February 2023) and Trans Mountain Corporation (since February 2026). Mark Vassella Bachelor of Commerce, MBA PR S Appointment Independent Non executive Director since June 2026 Skills and experience Mark Vassella has over 40 years’ experience in the global steel industry and materials value chain. Mark was the Chief Executive Officer and Managing Director of BlueScope Steel Limited from January 2018 to January 2026 which included global operations across Australia, New Zealand, North America and Asia. Mark started in the steel industry as a cadet at BHP Newcastle in NSW in the early 1980s. He has held various general manager, leadership and global executive roles in Australia, the United Kingdom and the United States. He was also a member of the World Steel Association Board. Mark is recognised for expertise running large scale industrial operations within the resources and materials value chain, and his leadership in building constructive relationships with governments, Indigenous partners, community stakeholders and business partners. He brings a strong focus on safety, decarbonisation and capital allocation discipline. Current appointments Nil. Christine O’Reilly Bachelor of Business PR RA NG Appointment Independent Non executive Director since October 2020 Skills and experience Christine O’Reilly has over 30 years’ experience in the financial and infrastructure sectors, with deep financial and public policy expertise and experience in large scale capital projects and transformational strategy. Christine was the Chief Executive Officer of the GasNet Australia Group and Co Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management, following an early career in investment banking and audit at Price Waterhouse. Christine has also served as a Non executive Director of Stockland Limited (from August 2018 to October 2024), Medibank Private Limited (from March 2014 to November 2021), Transurban Group (from April 2012 to October 2020), CSL Limited (from February 2011 to October 2020) and Energy Australia Holdings Limited (from September 2012 to August 2018). Christine has a deep understanding of financial drivers of the businesses and experience in capital allocation discipline across sectors that have long dated paybacks for shareholders and stakeholders. Her insights into cost efficiency and cash flow as well as the impact of policy on innovation, investment and project development are key inputs for the Board. Current appointments Christine is currently Chair of Australia Pacific Airports Corporation (since October 2024), a Non executive Director of Australia and New Zealand Banking Group (since November 2021) and a Non executive Director (since November 2023) and Deputy Chair of Infrastructure Victoria (since March 2024). Dion Weisler Bachelor of Applied Science (Computing), Honorary Doctor of Laws PR S Appointment Independent Non executive Director since June 2020 Skills and experience Dion Weisler has extensive global executive experience, including transformation and commercial experience in the global information technology sector, with a focus on capital discipline and stakeholder engagement. Dion was formerly a Director and the President and Chief Executive Officer of HP Inc. (from 2015 to 2019) and continued as a Director and Senior Executive Adviser (until May 2020). He previously held senior executive roles at Lenovo Group Limited, was General Manager Conferencing and Collaboration at Telstra Corporation and held various positions at Acer Inc., including as Managing Director, Acer UK. Dion brings experience in transforming megatrends into opportunities and growth and valuable insight on the power of innovation, technology and data. His experience also demonstrates insights into strategy development in the global energy transition, where safety, decarbonisation and stakeholder management are critical. Current appointments Dion is a Non executive Director of Intel Corporation (since June 2020), Qantas Airways Limited (since March 2025) and Thermo Fisher Scientific Inc. (since March 2017). Catherine Tanna Bachelor of Laws, Honorary Doctor of Business S NG PR Appointment Independent Non executive Director since April 2022 Skills and experience Catherine Tanna has more than 30 years’ experience in the resources, oil and gas, power generation and retailing sectors. Catherine was formerly Managing Director of Energy Australia between 2014 and 2021. Prior to this, she held senior executive roles with Shell and BG Group with responsibility for international operations across Africa, North Asia, Russia, North America, Latin America and Australia. Catherine was also a member of the Board of the Reserve Bank of Australia (from 2011 to 2021), the Advisory Board of Fujitsu Australia (from February 2022 to April 2025) and a Director of the Business Council of Australia (from 2016 to 2021). Catherine has a track record in leading cultural change and sponsoring gender equity, diversity and inclusion across business and more broadly. She brings an understanding of and contribution to complex regulatory and policy environments. Catherine’s experience in seeking to align customer and community expectations, particularly Indigenous communities, with those of the enterprise and regulators, provides unique insight and input to the Board. Current appointments Catherine is a Non executive Director of Bechtel Corporation (since May 2023) and Tennis Australia (since December 2025), Chair of Bechtel Australia (since December 2023) and Senior Advisor at McKinsey & Company Inc (since April 2022). Stefanie Wilkinson Bachelor of Arts, Bachelor of Laws (Hons), LLM, FGIA Appointment Group Company Secretary since March 2021 Skills and experience Stefanie Wilkinson was appointed Group Company Secretary effective March 2021 and Group General Counsel effective 2 April 2024. Prior to joining BHP, Stefanie was a Partner at Herbert Smith Freehills (now Herbert Smith Freehills Kramer), a firm she was with for 15 years, specialising in corporate law and governance for listed companies. Earlier in her career, Stefanie was a solicitor at Allen & Overy in the Middle East. Stefanie is a fellow of the Governance Institute of Australia.

Corporate Governance Statement continued
4.2 Director independence
The Board is committed to ensuring that a majority of Directors are independent.
The Board has adopted a policy that it uses to determine the independence of its Directors.
The Policy on the Independence of Directors is available at bhp.com/governance
Determination of Director independence
The Board has reviewed and considers all current Non executive Directors, including the Chair, to be independent of management and free of any interest, position or relationship that might influence, or reasonably be perceived to influence, in a material respect their capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of BHP as a whole rather than in the interests of an individual security holder or other party.
A determination of independence is carried out upon a Director’s appointment and re election, annually, and when any new interests, positions or relationships are disclosed by a Director. Where Directors hold, or have previously held, positions in companies that have commercial relationships with BHP, the Board assesses those relationships and their relevance to Director independence.
Dion Weisler was appointed Non executive Director of Qantas Airways Limited in March 2025. Qantas provides BHP with air travel services including for workers at BHP’s Minerals Australia operations. Dion does not have any active role in the provision of services by Qantas to BHP. Catherine Tanna was appointed Non executive Director at Bechtel Corporation and Chair of Bechtel Australia in 2023. Bechtel supplies BHP with engineering and other services at BHP assets in Minerals Australia and Minerals America. Catherine does not have any active role in the provision of services by Bechtel to BHP.
The Board has assessed each of the relationships separately and is satisfied that Dion and Catherine continue to bring an independent judgement to bear on issues before the Board and to act in the best interests of BHP as a whole rather than the interests of an individual security holder or other party.
Conflicts of interest
In accordance with Australian law, if a situation arises for consideration where a Director has a material personal interest, the affected Director takes no part in decision making unless approval is provided by the non interested Directors. Provisions for Directors’ interests are set out in the Constitution of BHP Group Limited.
4.3 Board appointments and succession planning
Board succession planning
The Board adopts a structured and rigorous approach to Board succession planning to facilitate the orderly replacement of current Directors and guard against the consequences of unforeseen departures and oversees the development of a diverse pipeline. This process is continuous, with the aim of allowing the Board to determine an appropriate balance on the Board between experience and fresh perspectives, and the Board continues to be fit for purpose.
As part of this process, Mark Vassella was appointed to the Board as a Non executive Director from 1 June 2026, following the retirement of Ken MacKenzie from the Board in March 2025.
Before the Board formally appoints a person or puts a person forward for election, the Board, with the assistance of external consultants, will conduct appropriate background and reference checks as to that person’s character, experience, education and criminal and bankruptcy history. The Board has adopted a letter of appointment that contains the terms on which Non executive Directors will be appointed, including the basis upon which they will be indemnified by the Group. The letter of appointment defines the role of Directors, including the expectations in terms of independence, participation, time commitment and continuous improvement. Written agreements are in place for all Non executive Directors.
CEO transition
The Board announced on 18 March 2026 that Brandon Craig would be appointed as CEO and a Director of BHP Group Limited on 1 July 2026. Mike Henry ceased as CEO and a Director on 30 June 2026, after six and a half years in the role.
The appointment of Brandon as CEO followed a formal CEO succession process by the Board. The succession planning process for the CEO and the direct reports to the CEO is the responsibility of the Board. The role of the Nomination and Governance Committee is to support the Board in its decision making by periodically reviewing the CEO succession process and undertaking tasks or activities to prepare for a succession event.
4.4 Director induction, training and development
Upon appointment, each new Non executive Director undertakes an induction program tailored to their needs. Non executive Directors also undertake an induction program when they join a new Committee, which is tailored to the areas specific to that Committee’s role and the Director’s previous experience. The Chair also undertakes an induction program when they are appointed as Chair of the Board.
Following the induction program, Non executive Directors participate in continuous improvement activities through a training and development program, which is overseen by the Nomination and Governance Committee to help Directors, individually and collectively, develop and maintain the skills and knowledge to assist them in performing their role effectively. The training and development program is periodically reviewed to maximise effectiveness and to tailor the program to the Directors’ needs and the Board’s areas of focus.
Throughout the year, the Chair discusses development areas with each Director. Board Committees review and agree their needs for more briefings. The benefit of this approach is that induction and learning opportunities can be tailored to Directors’ Committee memberships, as well as the Board’s specific areas of focus. This approach is also intended to ensure a coordinated process for succession planning, Board renewal, training and development and Committee composition. In turn, these processes are relevant to the Nomination and Governance Committee’s role in identifying appropriate Non executive Director candidates.
Examples of activities in the training and development program include: – briefings, development sessions and deep dives to provide each Director with a deeper understanding of the activities, environment, key issues and direction of BHP assets, along with broader sustainability, climate related, geopolitical and cybersecurity considerations – training on crisis management – site visits to provide insights into key issues at BHP’s sites and to provide an opportunity for direct engagement with a cross section of our workforce, community members, contractors, Indigenous and First Nations representatives and other stakeholders – engagement with external experts to discuss views on current and emerging trends (risks and opportunities)
4.5 Director skills, experience and attributes
Overarching statement of Board requirements
At BHP, we know inclusive and diverse teams are safer and more productive. This is because people in these teams are more willing to share ideas and collaborate with colleagues, and they make better decisions as a result. Our teams with a more balanced mix of women and men report more safety hazards, have lower unplanned absentee rates and achieve more planned work.
The BHP Board is no different and believes its members should comprise Directors with a broad range of skills and perspectives for the Board to: – provide the breadth and depth of understanding necessary to effectively create long term shareholder value – protect and promote the interests of BHP and the creation of social value – ensure the talent, capability and culture of BHP support the long term delivery of our strategy

Attributes and commitment to role
All Directors are expected to comply with Our Code of Conduct, act with integrity, lead by example and promote the desired culture. The Board believes each Non executive Director has demonstrated the attributes of sufficient time to undertake the responsibilities of the role, honesty and integrity, and a preparedness to question, challenge and critique throughout the year through their participation in Board meetings, and the other activities they have undertaken in their roles.
Skills matrix
The Board, supported by the Nomination and Governance Committee, reviews the skills and diversity represented by the Directors on the Board and determines whether the composition and mix of those skills remains appropriate to achieve BHP’s purpose and strategy.
The Board maintains a skills matrix that identifies the skills and experience the Board needs for the next period of BHP’s development, considering BHP’s circumstances and the changing external environment. The Board skills matrix identifies the future facing skills the Board intends to build, acquire and retain over the medium term in anticipation of its needs as it pursues its strategy of securing growth options in future facing commodities. The Board skills matrix not only indicates the skills and expertise the Board currently possesses but also provides an illustration of the new skills the Board intends to acquire. An external service provider is engaged to assess the skills and experience of the Directors on the Board for the purposes of the skills matrix. The provider objectively assesses the competency and experience of each Director. Where a Director is assessed as having a high level of experience or competency for a particular category, they are included in the skills matrix for that category.
For more information on Board oversight of climate related risks and opportunities refer to Sustainability Report, section 6
For FY2026, the matrix has been updated to reflect changes to the Board’s composition. The current mix of skills represented by the Board as at
18 August 2026 is set out in the following matrix.
The Board collectively possesses all the skills and experience set out in the skills matrix, and each Director satisfies the Board requirements and attributes discussed in this section.
4.6 Diversity
BHP has adopted an Inclusion and Diversity Position Statement, which sets out our diversity policy and our priorities to accelerate the delivery of a more inclusive work environment and to enhance overall workplace diversity.
BHP’s Inclusion and Diversity Position Statement is available at bhp.com/careers/inclusion diversity
During FY2026, we continued to maintain gender balance within our employee workforce globally. We define gender balance as a minimum 40 per cent women and 40 per cent men, in line with the definitions used by entities such as the International Labour Organization. As at the end of FY2026, BHP’s employee workforce is gender balanced with 41.5 per cent of women.
For more information on our approach to equitable pay refer to OFR 9.4
The Board is responsible for approving the measurable objectives for achieving diversity in the composition of the Board, senior executives and workforce generally and assessing the Group’s progress in achieving those measurable objectives, which are set out below. The Nomination and Governance Committee reviews and makes recommendations to the Board on the diversity and measurable objectives for achieving diversity in the composition of the Board and reviews the progress in achieving those measurable objectives.
Skills and attributes experience/competency High level of
Mining
Senior executive who has deep operating or technical mining experience with a large company operating in multiple countries; successfully optimised and led a suite of large, global, complex operating assets that have delivered consistent and sustaining levels of high performance (related to cost, returns and throughput); successfully led exploration projects with proven results and performance; delivered large capital projects that have been successful in terms of performance and returns; and a proven record in terms of health, safety and environmental performance and results. 3
Global experience
Global experience gained from working, managing business units and residing in multiple geographies over an extended period of time, including a deep understanding of and experience with global markets, and the geopolitical and economic environment. 9
Strategy
Senior executive who has had accountability for enterprise wide strategy development and implementation in industries with long cycles and developing and leading business transformation strategies. 10
Commodity value chain and customers
End to end value or commodity chain experience – understanding of consumers and customers, marketing demand drivers (including specific geographic markets) and other aspects of commodity chain development. 8
Financial acumen
Extensive financial experience and the capability to evaluate financial statements and understand key financial drivers of the business, bringing a deep understanding of corporate finance and internal financial controls. 10
Operating risk
Extensive experience with the development and oversight of complex frameworks focused on the identification, assessment and assurance of operational workplace health, safety, environment, climate and community risks. 9
Technology
Recent experience and expertise with the development, selection, and implementation of leading and business transforming technology and innovation and responding to digital disruption. 8
Capital allocation and cost efficiency Extensive direct experience gained through a senior executive role in capital allocation discipline, cost efficiency and cash flow, withproven long term performance. 8
Social value, community and stakeholder engagement
Extensive track record of positive external stakeholder engagement including in relation to community issues and social responsibility. In depth understanding of public policy, government relations and the intersection between value generation and corporate reputation. 7
Sustainability and decarbonisation transition
Understanding of and experience with the identification and management of risks and opportunities related to sustainability and decarbonisation transition. 8
People and talent
Extensive experience in talent and capability strategies, including for development, recruitment and retention, industrial relations, managing workforce transitions and upskilling a workforce during periods of rapid change. 8

102 BHP Annual Report 2026

Corporate Governance Statement continued

Measurable objective for FY2026	Performance in FY2025 %	Progress in FY2026 %
Achieve year-on-year improvement of women in leadership roles in Minerals Australia operations, measured by 3 per cent uplift of women in people leadership roles	29.0	32.5
Maintain gender balance on the Board and the ELT (with gender balance defined as a minimum 40 per cent women and 40 per cent men)	52.6	47.4
Achieve 9.3 per cent Indigenous employee representation in Minerals Australia operations	8.96	9.3
Maintain 10 per cent Indigenous employee representation at Minerals Americas operations in Chile	10.48	11.7

For more information on our focus areas for diversity during FY2026 and the respective proportions of men and women on the Board, in senior executive positions and across the employee workforce refer to **OFR 9.4**

More diversity data is available in the **BHP ESG Standards and Databook 2026** available at bhp.com/ESGSD2026

The Board's composition reflects gender balance and a diversity of experience, education and geographic background.

As at 30 June 2026, 40 per cent of Directors are female and the BHP Board satisfies the target in the UK Listing Rules of having at least 40 per cent female Directors and the guidance of having at least 30 per cent of Directors of each gender in accordance with the ASX Fourth Edition. BHP also satisfies the UK Listing Rule target of having at least one Director from a minority ethnic background on the Board.

Board tenure and diversity[1]


Tenure
0–3 years
3–6 years
6–9 years
30%
30%
40%


Region of nationality
Australia/NZ
Europe/UK
North America
30%
10%
60%


Gender diversity
Female
Male
40%
60%

1. As at 30 June 2026.

BHP does not currently satisfy the UK Listing Rule target that at least one of the senior positions on the Board (which for BHP is the Chair, Chief Executive Officer and Senior Independent Director) is held by a woman. The UK Listing Rule target also includes the Chief Financial Officer in the category of a senior position on the Board. Vandita Pant was appointed as Chief Financial Officer in March 2024, but, in common with Australian listed company practice, the Chief Financial Officer is not a Director on the Board of BHP. As part of its succession planning, the Board reviews the skills and experience (including gender, age, personal strengths and social and ethnic backgrounds) represented by Directors on the Board and determines whether the composition and mix of those skills and diversity remains appropriate to achieve BHP's purpose and strategy.

The tables in Additional information 7 set out the information required under the UK Listing Rules on diversity as at 30 June 2026. The data presented in these tables was collected by requesting all members of the Board, ELT and Group Company Secretary self-report in questionnaires that include the tables prescribed by the UK Listing Rules.

4.7 Board evaluation

The Board is committed to transparency in assessing the performance of Directors. The Board conducts regular evaluations of its performance, the performance of its Committees, the Group Chair, Directors and the governance processes that support the Board's work.

The evaluation considers the balance of skills, experience, independence and knowledge of the Group on the Board, its diversity and culture, and the operation of governance processes.

In FY2026, an internal evaluation was conducted with the assistance of external service provider, Lintstock. In FY2027, an external Board evaluation is expected to be conducted.

Review of individual Director performance

The Board has adopted a policy for all Non-executive Directors to seek re-election annually. The Board uses the results of Director performance evaluations in considering whether to nominate a Director for election or re-election by shareholders. In FY2026, an assessment was conducted of each Director's performance prior to their nomination for re-election with the assistance of external service provider, Lintstock. Lintstock does not have any other connection with the Group or individual Directors.

The assessment of Directors focused on the contribution of each Director to the work of the Board and its Committees, and the expectations of Directors as set out in BHP's governance framework. In addition, the assessment focused on how each Director contributes to Board cohesion and effective relationships with fellow Directors, commits the time required to fulfil their role and effectively performs their responsibilities. Directors were asked to comment on areas where their fellow Directors contribute the greatest value and potential areas for development.

Lintstock provided feedback it received to the Chair, which was then discussed with Directors. Feedback relating to the Chair was discussed with the Chair by the Senior Independent Director. As a result of these outcomes, the review supported the Board's decision to recommend each Director standing for re-election.

Committee assessments

Following an assessment of its work, each Committee concluded that it had met the requirements under its Charter in FY2026.

5 Board Committees
The Board has four standing Committees and has delegated a number of duties to each Committee to assist the Board in exercising its responsibilities and discharging its duties. Each Committee’s Charter sets out the Committee’s roles and responsibilities. The Committee Charters are reviewed annually and each Committee reviewed their Charter in FY2026.
The Charters are available at bhp.com/governance
BHP’s Board and Committee governance structure facilitates a considered and integrated approach to key matters. Directors are kept informed through Board papers, management updates, risk reports, training and presentations.
For more information on BHP’s governance with respect to climate refer to Sustainability Report 6 Governance
The Board appoints the members and Chair of each Committee. Only independent Non executive Directors can be Committee Chairs. The members and key roles and responsibilities of each Committee are set out below.
For Committee attendance and members during FY2026 refer to
Directors’ Report 2
5.1 Nomination and Governance Committee
Members
Ross McEwan (Chair), Gary Goldberg, Michelle Hinchliffe, Christine O’Reilly, Catherine Tanna
Key responsibilities/role and focus:
The role of the Nomination and Governance Committee is to support the Board in relation to governance and nomination matters.
The Committee oversees the Group’s corporate governance framework and practices, succession planning and processes, Board and Director performance evaluation, Director training and development, and advises and makes recommendations to the Board on the Group’s existing corporate governance policies, structures or practices.
The Committee also supports the Board with sustainability related matters that encompass issues that affect the whole of the Group, including areas of strategy, risk and reporting, people and remuneration by reviewing and recommending to the Board for approval the Group’s: – significant social, community and sustainability policies, including those related to climate change, industry associations and charitable contributions – public sustainability targets and goals.
5.2 Risk and Audit Committee
Members
Michelle Hinchliffe (Chair), Xiaoqun Clever Steg, Don Lindsay, Christine O’Reilly
Key responsibilities/role and focus:
The role of the Risk and Audit Committee is to support and advise the Board in relation to financial reporting, external and internal audit, capital management and risk management. The Committee also oversees and assists the Board in reviewing the emerging and principal risks facing the Group, including financial and non financial risks that could threaten the Group’s business model, future performance, solvency, liquidity or reputation (including cyber risk and climate risk).
US committee membership requirements
The Board is satisfied that Michelle Hinchliffe, who serves as Chair on the Risk and Audit Committee, meets the financial expert requirements under the US SEC and is independent under applicable NYSE rules. The Board is also satisfied that the Committee meets the independence criteria under Rule 10A 3 of the Exchange Act.
5.3 Sustainability Committee
Members
Catherine Tanna (Chair), Gary Goldberg, Don Lindsay, Mark Vassella (from 1 June 2026), Dion Weisler
Key responsibilities/role and focus:
The role of the Sustainability Committee is to support and advise the Board on sustainability matters.
The Committee oversees the Group’s health, safety, environment, climate and community performance, including implementation of the Group’s strategy, policies and processes in relation to these matters.
The Committee also reviews and advises the Board on the adequacy of the Group’s governance of health, safety, environment, climate and community matters, including consideration of emerging areas of risk related to the Group’s operations and its engagement with customers, suppliers and communities, such as safety, water, biodiversity, security, cultural heritage and human rights.
5.4 People and Remuneration Committee
Members
Christine O’Reilly (Chair), Catherine Tanna, Mark Vassella (from 1 June 2026), Dion Weisler
Key responsibilities/role and focus:
The role of the People and Remuneration Committee is to support and advise the Board on people and remuneration matters.
The Committee oversees the Group’s key strategies and policies relating to people, including for attraction, recruitment, motivation and retention, employee engagement, leadership and talent development, industrial relations and employee conduct, and monitors the effectiveness of the Group’s people and culture strategy and its alignment with the Group’s purpose and values.
The Committee oversees and monitors the remuneration framework and practices, including the adoption of incentive plans, levels of reward for the CEO and other ELT members and any major changes in employee benefits structures in the Group.
For information on BHP’s remuneration practices and policies, including on hedging BHP shares and equity instruments, refer to the Remuneration Report

104 BHP Annual Report 2026

Corporate Governance Statement continued

6 Management

Below the level of the Board, key management decisions are made by the CEO, the ELT, management committees and members of management in accordance with their delegated authority.

6.1 Executive Leadership Team



Edgar Basto

Chief Operating Officer

(BSc, Metallurgy)

Edgar Basto joined BHP in 1989 and was appointed Chief Operating Officer in October 2022. Edgar is responsible for Group Health, Safety and Security, the BHP Operating System (BOS) and global Performance and Improvement. Edgar's accountability also includes Copper South Australia and its long-term growth pathway. Edgar has previously held senior roles at BHP, including President Minerals Australia, Asset President of Western Australia Iron Ore and Asset President Escondida (Chile).



Caroline Cox

Chief Legal, Governance and External Affairs Officer

(BA (Hons), MA, LLB, BCL)

Caroline Cox joined BHP in 2014 and was appointed Chief Legal, Governance and External Affairs Officer in November 2020. Caroline is responsible for Legal, Governance, Ethics Compliance, Global Corporate Affairs and Communications and Sustainability. Caroline has previously held senior roles at BHP, including Vice President Legal, Group General Counsel, and Group General Counsel & Company Secretary. Prior to joining BHP, Caroline was a Partner at Herbert Smith Freehills in Australia and a lawyer at various law firms and courts in Canada.



Jessica Farrell

President North America and interim President South America

(BCom, BSocSc)

Jessica Farrell joined BHP in 2019 and was appointed President North America, effective 1 July 2026, with interim accountability as President South America. Jess is responsible for BHP's copper operations in Chile, joint venture interests in the Americas including the Vicuña joint venture, potash project and operations in Canada, and BHP's Innovation and Ventures portfolio. Jess has previously held senior roles at BHP including Vice President Innovation and Asset President Western Australia Nickel. Jess has more than 20 years' experience in the global resources industry across a range of commodities and jurisdictions, including senior operational and commercial roles at Rio Tinto.



Vandita Pant

Chief Financial Officer

(BCom (Hons), MBA)

Vandita Pant joined BHP in 2016 and was appointed Chief Financial Officer effective 1 March 2024. Vandita is responsible for overseeing the Group's Reporting, Tax, Treasury, Investor Relations, Financial Planning, Risk, Insurance and Internal Audit teams. Vandita has previously held senior roles at BHP, including as Chief Commercial Officer from July 2019 to 29 February 2024, Group Treasurer and Head of Europe. Prior to joining BHP, Vandita had more than 20 years' experience in executive banking roles across India, Singapore, Japan and the United Kingdom. Vandita brings strong global financial market, commodity, strategy, capital allocation and business development experience to the role.



Catherine Raw

Chief Development Officer

(MA (Cantab.), Natural Sciences, MSc, Mineral Project Appraisal, CFA)

Catherine Raw joined BHP on 29 April 2024 as Chief Development Officer. Catherine is responsible for global Group strategy, decision evaluation and capital planning, corporate business development and mergers and acquisitions. Prior to joining BHP, Catherine held senior roles in resources and finance industries, including at SSE Thermal (a business unit of SSE plc) as Managing Director, Barrick Gold Corporation as Chief Operating Officer for North America and as Chief Financial Officer, and BlackRock as Managing Director, Natural Resources Team.



Geraldine Slattery

President Australia

(BSc, Physics, MSc, International Management)

Geraldine Slattery joined BHP in 1994 and was appointed President Australia in October 2022 with accountability for operational performance and growth projects across BHP's Australian Iron Ore, Nickel and Coal assets in Western Australia, Queensland and New South Wales. Geraldine has previously held senior roles at BHP, including President Petroleum from 2019 to 2022 through the demerger of that business. Geraldine has over 30 years' experience with BHP across its global operations, with roles in engineering, operations, commercial and business leadership in jurisdictions across the Americas, UK, Australia, Caribbean and North Africa.



Ragnar Udd

Chief Commercial Officer

(BAppSc (Mining Engineering), MEng, MBA)

Rag Udd joined BHP in 1997 and was appointed Chief Commercial Officer effective 1 March 2024. Rag has global accountability for Sales and Marketing, Procurement, Maritime, Group Business Services as well as developing BHP's views on global commodities markets and macro trends. Rag has over 25 years' experience in the global resources industry, including in Australia, Asia and North and South America. He has held senior roles at BHP in operations, logistics, projects and technology, including President Americas from November 2020 to February 2024 and Acting Chief Technology Officer and Asset President of BHP Mitsubishi Alliance.



Johan van Jaarsveld

Chief Technical Officer

(BEng (Chem), MCom, Applied Finance, PhD (Eng), Extractive Metallurgy)

Johan van Jaarsveld joined BHP in 2016 and was appointed Chief Technical Officer effective 1 March 2024. Johan is responsible for Technology, Digital, Minerals Exploration, Value Engineering and the Centres of Excellence for Projects, Maintenance and Engineering and Resources. Johan has previously held senior executive roles at BHP, including Chief Development Officer from September 2020 to 29 April 2024. Prior to joining BHP, Johan held executive positions in resources and finance, including at Barrick Gold Corporation, Goldman Sachs and The Blackstone Group.



Jad Vodopija

Chief People Officer

(BA, PGDip (Industrial Relations and Human Resource Management), MComm)

Jad Vodopija rejoined BHP in 2019 and was appointed Chief People Officer in July 2022. Jad is responsible for organisational strategy, talent and resource management, leadership development and workforce performance. Jad has previously held senior roles at BHP, including Vice President, Human Resources. Prior to rejoining BHP, Jad was Vice President Human Resources at Orica from 2016, before which she had built her career at BHP and earlier on at Ford Motor Company.

6.2 Senior management succession
A senior management succession process is conducted to support pipeline stability for critical roles. A talent deep dive is conducted by the Board at least once a year to evaluate these pipelines. The People and Remuneration Committee oversees the Group’s key strategies and policies for leadership and talent development and senior management succession and considers the readiness of successors across time horizons, contexts and future capability demands. Select Board members are involved in the interview process for executive level appointments one level below the CEO and occasionally for roles two levels below the CEO. Appropriate checks are undertaken before appointing a member of the ELT. BHP has a written agreement with each ELT member setting out the terms of their appointment.
In June 2026, BHP announced the following changes to the ELT: Jess Farrell was appointed as President North America and interim President South America effective 1 July 2026, and from 1 September 2026, Edgar Basto will be Chief Enterprise Performance Officer. In this new capacity, Edgar will remain accountable for BHP’s Health Safety and Security and the BHP Operating System and in addition, will be accountable for strengthening contractor safety and further embedding operating discipline and performance across the enterprise. Geraldine Slattery will continue as President Australia and will assume responsibility for Copper South Australia, bringing all of the Australian operating assets together under her leadership.
6.3 Performance evaluation of executives
The performance of executives and other senior employees is reviewed on an annual basis. The annual performance review process considers the performance of executives against criteria designed to capture ‘what’ is achieved and ‘how’ it is achieved. All performance assessments of executives include how effective they have been in undertaking their role and what they have achieved against their specified key performance indicators.
A performance evaluation was conducted for all members of the ELT during FY2026. For Mike Henry the CEO during FY2026, the performance evaluation was led by the Chair of the Board on behalf of all the Non executive Directors and was discussed with the People and Remuneration Committee and considered by the Board.
7 Shareholders and reporting
7.1 Shareholder and stakeholder engagement
BHP shareholder engagement practices
BHP engages regularly with its shareholders to understand their views and feedback and we have an investor relations program to provide avenues for effective and timely two way communication with investors.
We encourage shareholders to make their views known to us. Shareholders can contact us at any time through our Investor Relations team, with contact details available at bhp.com/investors. In addition, shareholders can receive communications from and send communications to us and our registrar electronically.
Key activities in BHP’s investor engagement program include:
– BHP’s Annual General Meeting
– release of BHP’s Annual Report concurrently with annual results – release of BHP’s half year and full year financial results – media and analyst calls with the CEO and CFO following the release of BHP’s full year and half year financial results – quarterly production and operational updates via BHP’s operational reviews
– investor site tours at our assets and investor briefings on key topics – regular engagement with institutional shareholders, investor representative organisations, proxy advisers and retail shareholders – responding to shareholder and debt investor queries – maintenance of BHP’s website at bhp.com, which contains our exchange announcements and media releases and information on our operations, governance policies, dividend distribution, debt investment and social value and sustainability initiatives
Shareholder engagement practices
BHP communicates information to shareholders and other stakeholders through various forums and publications.
Direct engagement
We engage directly with institutional shareholders and investor representative organisations around the world through regular calls, one on one meetings and group events, investor roadshows, investor site tours, presentations and attendance at investor conferences. We discuss strategy and governance with investors to enable our management, Board and Committees to regularly hear investor expectations, which can then be used to refine, develop, and continuously improve the governance processes of BHP. We also engage directly with retail shareholders and their representatives.
Webcasts and Q&A sessions
We provide webcasts and Q&A sessions as forums to update shareholders on results or other key announcements and provide an opportunity for investors to ask questions about BHP, including our financial, operational and sustainability performance.
Website
All relevant corporate governance information, including our Annual Report, is available on our website at bhp.com/investors. All ASX announcements are promptly posted to the website. BHP encourages direct contact from shareholders and our website has a ‘Contact Us’ form for contact with our Investor Relations team. Anyone who is interested in receiving news from BHP can subscribe to receive email news alerts at bhp.com/subscribe.
Chair and Non-executive Director investor meetings
The Chair and Senior Independent Director regularly meet with investors to discuss Board priorities and seek shareholder feedback. The People and Remuneration Committee Chair also meets with investors and proxy advisors to discuss remuneration outcomes and our remuneration framework. The investor meetings provide the opportunity for the Chair and relevant Directors to receive direct feedback from investors about our strategy and governance arrangements and to discuss the Board’s perspective.
Annual General Meeting
We facilitate and encourage shareholder participation at our Annual General Meeting (AGM). The meeting provides an opportunity for all investors to hear about BHP’s performance and to question and engage with the Board and vote on the resolutions. The External Auditor is also available to answer questions at the AGM.
Information on our AGM is available at bhp.com/meetings
Before the AGM, shareholders are provided with all material information in BHP’s possession relevant to their decision on whether to elect or re elect a Director. Copies of the speeches delivered by the Chair and CEO at the AGM are released to the relevant stock exchanges and posted on our website. Proceedings at shareholder meetings are webcast live from our website. Resolutions at general meetings are decided by a poll rather than by a show of hands. A summary of proceedings and the outcome of voting on the items of business are released to the relevant stock exchanges and posted on our website as soon as they are available.

Stakeholder engagement
Site visits
Directors visit several of our sites and offices each year. These site visits provide an opportunity for Directors to engage directly with our workforce, partners, community members, Indigenous and First Nations representatives, customers and contractors. The objective of the site visits is to provide Directors with local context and to deepen their understanding of the Group’s operations, culture, material risks and risk management processes, and other issues relevant to the specific site. Site visits in FY2026 included New South Wales Energy Coal (August 2025), Western Australia Iron Ore (October 2025), Jansen (November 2025), and customer and third party site visits (April and June 2026). In FY2026 Directors also visited NOJV sites Samarco (July 2025) and Vicuña (March 2026). The site visits also form an important part of the induction program for new Directors.
Workforce
Directors also have the opportunity to engage directly with a cross section of our workforce at Board and Committee meetings, at Director briefing sessions and during visits to our sites and offices. These formal and informal engagements can help to give the Board further insights into our operations and projects and enable discussions with our workforce on matters such as BOS, culture, risk management and continuous improvement at our assets and offices. The engagements also give our people the opportunity to better understand the Board and to provide direct feedback to Directors on topics that are important to them.
Communities and Indigenous engagement
Directors have the opportunity to meet with Traditional Owners, Indigenous partners and community representatives during visits to our sites, at Director briefing sessions and at events hosted by the Board and Chair.
Following our inaugural assessment of the health of our relationships with a range of our Indigenous partners in Australia, Canada and Chile in FY2024, the results of our next assessment will be included in the FY2027 Annual Report.
The Chair and CEO met with the First Nations Heritage Protection Alliance (FNHPA) in CY2026 to discuss key cultural heritage and Indigenous engagement focus areas and initiatives for BHP and FNHPA.
Customers
We regularly meet with customers through direct engagements and via business and industry forums.
We engage with customers to discuss the products they need to meet their specific requirements and help accelerate their sustainability goals and commitments.
In April 2026, the Board participated in a customer site visit. The site visit provided an opportunity for the Board to discuss our business with customers.
Presentations and briefings
Presentation materials for briefings and speeches related to financial results, strategy and other key topics are available for all stakeholders at bhp.com/investors/presentations and briefings. In FY2026, this included ESG Roundtable, BMO Global Metals, Mining & Critical Minerals Conference, Macquarie Australia 2026 Conference and Bank of America Global Metals, Mining and Steel Conference 2026.
Events
Various events are hosted throughout the year, such as a retail shareholder event in the UK, the AGM, one on one meetings and receptions hosted by the Board and Chair to provide opportunities for the Board to engage with a range of partners and stakeholders, including government officials, customers, community members and Traditional Owners and other Indigenous partners.
Stakeholder engagement
The Board considers effective stakeholder engagement a key element of its governance and oversight role. Our strategy, 2030 goals, purpose and Risk Appetite Statements reflect the significance of external partners and stakeholders in decision making.
There are multiple ways the views of partners and stakeholders, beyond shareholders, are brought to the Board and its Committees. Examples of reports that are provided to the Board include Employee Perception Survey findings, gender pay gap reports and updates from the CEO and Chief People Officer. In addition, the Risk and Audit Committee and Sustainability Committee receive reports on engagement with regulators. The Risk and Audit Committee receives reports on material litigation and disputes with third parties and misconduct concerns raised through confidential reporting platforms. The Sustainability Committee receives updates on Community Perception Survey findings.
7.2 Market disclosure
BHP is committed to timely and balanced disclosure of market sensitive information.
BHP’s Market Disclosure and Communications policy sets out the processes designed to ensure compliance with BHP’s relevant disclosure obligations and outlines the way in which information is communicated to shareholders, the investment community and the market. It outlines how we identify and distribute information to shareholders and market participants and sets out the role of the Disclosure Committee in managing compliance with market disclosure obligations. The Board receives copies of material market announcements promptly after they have been made. Where BHP gives a new and substantive investor or analyst presentation, we release a copy of the presentation materials to the market ahead of the presentation.
The Market Disclosure and Communications Policy is available at bhp.com/governance
In addition, we have disclosure controls in place for periodic disclosures, including our Operational Review, results announcements, debt investor documents and Annual Report documents, which must comply with relevant regulatory requirements.
For more information on these verification processes refer to the Disclosure Controls for Periodic Disclosure document available at bhp.com/governance
8 Culture and conduct
Code of Conduct
We are committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.
The Board, together with management, plays a critical role in setting and reinforcing the culture of the Group.
Our Code of Conduct is approved by the Board and is based on Our Values: Do what’s right, Seek better ways and Make a difference. It applies to all our Directors, senior executives and employees. Our Code of Conduct includes our policies on speaking up and anti bribery and corruption, sets out standards of behaviour for our people and is an important statement of the culture at BHP.
For more information on our policies on speaking up (including as set out in the BHP Whistleblower Policy) which can be accessed through Our Code of Conduct and our commitment against corruption refer to OFR 9.6 Our Code of Conduct is available at bhp.com/about/operating ethically/ our code
BHP’s channels to raise misconduct concerns
We have mechanisms in place for anyone to raise a query about
Our Code of Conduct or make a report if they feel Our Code of Conduct has been breached. BHP’s reporting channels to raise misconduct concerns comprise an online portal and 24 hour multilingual call service. These channels are confidential and accessible to all employees, contractors and external partners and stakeholders, including members of the public, to raise concerns about misconduct that may be unethical, illegal or inconsistent with Our Code of Conduct. All misconduct concerns raised through our reporting channels are reviewed and categorised by the Ethics and Investigations team. Once categorised, reports are assigned in accordance with internal policy and processes to an investigator, line leader or appropriate team for resolution. All significant Our Code of Conduct matters and key trends from investigations are reported to the Risk and Audit Committee. These are then reported to the Board as part of its report out process.
For more information on ethics and business conduct refer to OFR 9.6 More information on ethics and business conduct is available at bhp.com/ethics
9 Risk management and assurance
9.1 Risk management governance structure
Risk governance
The Risk and Audit Committee (RAC) oversees and assists the Board in risk management and reviewing the emerging and principal risks facing the Group, including financial and non financial risks that could threaten the Group’s business model, future performance, solvency, liquidity or reputation. This includes business risk, financial reporting risk, insurance risk, tax risk, technology security and cyber risk, climate risk and ethical compliance programs. The Board requires the CEO to implement a system of control for identifying and managing risk. The Risk team is accountable for this system, known as BHP’s Risk Framework, and also supports, challenges and verifies risk management activities to give assurance to management and the Board. The Directors, with support from the RAC, monitor and, at least annually, review the effectiveness of the Group’s systems of risk management and internal control. In undertaking its review, the RAC makes a recommendation to the Board on whether the systems of risk management and internal control continue to be sound and whether the Group is operating with due regard to the risk appetite set by the Board.
For more information about BHP’s risks, including environmental and social risks, refer to OFR 6 and OFR 9
Internal audit
The Internal Audit team provides assurance to the Board, CEO and ELT on whether risk management, internal control and governance processes are adequate and functioning. The Internal Audit team is independent of the External Auditor. The RAC evaluates and, if thought fit, approves the Terms of Reference of the Internal Audit team, annual internal audit plan and the annual performance objectives for the Internal Audit team in accordance with the internationally recognised requirements of The Institute of Internal Auditors’ Global Internal Audit Standards and monitors the effectiveness of the internal audit activities.
The RAC approves the appointment and dismissal of the Chief Audit Officer (which is currently the Chief Risk and Audit Officer) and assesses their performance, independence and objectivity. During FY2026, the Chief Risk and Audit Officer reported directly to the RAC and functional oversight of the Internal Audit team was provided by the Chief Financial Officer.
Effectiveness risk management of systems of internal control and
In delegating authority to the CEO, the Board has established CEO limits, outlined in the Board Governance Document. These limits require the CEO to ensure there is a system of control in place for identifying and managing risk in BHP. Through the RAC, the Directors regularly review these systems for their effectiveness. These reviews include assessing whether processes continue to meet evolving external governance requirements.
The RAC oversees and reviews the internal controls and risk management systems (including procedures, processes and systems for, among other things, financial controls, financial reporting, reporting of reserves and resources, closure and rehabilitation, legal and ethical compliance, preventing fraud and serious breaches of business conduct, speak up procedures, information technology security and cyber risk). Any material breaches of Our Code of Conduct, including breaches of our anti bribery and corruption requirements and any material incidents reported under our speak up procedures are reported quarterly to the RAC by the Chief Ethics, Compliance and Human Rights Officer. These reports are available to all Directors and material matters are also communicated to the Board.
During FY2026, management presented an assessment of the material risks facing BHP and the effectiveness of the Group’s systems of risk management. The reviews were overseen by the RAC, with material findings and recommendations reported to the Board. In addition to considering key risks facing BHP, the Board assessed the effectiveness of internal controls over key risks identified through the work of the Board Committees.
Having carried out a review during FY2026, the Board is satisfied with the effectiveness of BHP’s risk management and internal control systems.
Environmental and social risks
BHP’s risk factors (including material exposure to environmental and social risks) and how we manage these risks are described in OFR 6.
9.2 External audit and financial reporting
Integrity of Financial Statements
The RAC assists the Board in assuring the integrity of the Financial Statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of accounting policies and practices, areas of judgement, compliance with accounting standards, stock exchange and legal requirements and the results of the external audit.
CEO and CFO assurance
For the FY2026 full year and half year, the CEO and CFO have provided a declaration that in their opinion, BHP’s financial records have been properly maintained and those Financial Statements comply with accounting standards and applicable regulatory requirements and give a true and fair view of the financial position and performance of BHP, and that the opinion was formed on the basis of a sound system of risk management and internal control, which is operating effectively. The RAC considered these declarations when recommending the Financial Statements to the Board for approval.
External Auditor
The RAC manages the relationship with the External Auditor on behalf of the Board. It considers the independence and reappointment of the External Auditor each year, as well as remuneration and other terms of engagement and makes a recommendation to the Board.
Evaluation of External Auditor and external audit process
The RAC evaluates the objectivity and independence of the External Auditor and the quality and effectiveness of the external audit arrangements, including through: – reviewing the terms of engagement of the External Auditor – considering the external audit plan, in particular to gain assurance that it is tailored to reflect changes in circumstances from the prior year and reviewing the plan during the audit engagement – meeting with the audit partners, particularly the lead audit engagement partners, throughout the year and without management present – discussing with the audit engagement partners the skills and experience of the broader audit team – considering the quality of the External Auditor’s performance following the completion of the audit
In addition, the RAC reviews the integrity, independence and objectivity of the External Auditor and assesses whether there is any element of the relationship that impairs or appears to impair the External Auditor’s judgement or independence. The External Auditor also certifies its independence to the RAC.

Non-audit services
Although the External Auditor provides some non audit services to the Group, the objectivity and independence of the External Auditor are safeguarded through restrictions on the provision of these services with some services prohibited from being undertaken.
Pre-approved services
The RAC has adopted a policy titled Provision of Audit and Other Services by the External Auditor covering the RAC’s pre approval policies and procedures to maintain the independence of the External Auditor. The categories of ‘pre approved’ services are:
– Audit services – work that constitutes the agreed scope of the statutory audit and includes the statutory audits of BHP and its entities (including interim reviews). The RAC monitors the audit services engagements and if necessary, approves any changes in terms and conditions resulting from changes in audit scope, Group structure or other relevant events.
– Audit related and other assurance services – work that is outside the scope of the statutory audit but is consistent with the role of the external statutory auditor. This category includes work that is reasonably related to the performance of an audit or review and is a logical extension of the audit or review scope, is of an assurance or compliance nature and is work that the external auditors must or are best placed to undertake and is permissible under the relevant applicable standard.
– Tax services – identification of public subsidies and tax incentives and support regarding tax inspections by tax authorities, but only when support from the external auditor or audit firm is required by law.
Activities outside the scope of the categories above are not ‘pre approved’ and must be approved by the RAC prior to engagement, regardless of the dollar value involved. In addition, any engagement for other services with a value over US$250,000, even if listed as a ‘pre approved’ service, requires the approval of the RAC.
All engagements for non audit services, whether ‘pre approved’ or not and regardless of the dollar value involved, are reported quarterly to the RAC. While not prohibited by BHP’s policy, any proposed engagement of the External Auditor relating to internal control requires specific prior approval from the RAC. In addition, while the categories of ‘pre approved’ services include a list of certain pre approved services, the use of the External Auditor to perform these services will always be subject to our overriding governance practices as articulated in the policy.
In addition, the RAC did not approve any services during the year ended
30 June 2026 pursuant to paragraph (c)(7)(i)(C) of Rule 2 01 of SEC
Regulation S X (provision of services other than audit).
Fees paid to BHP’s External Auditor during FY2026 for audit and other services were US$15.441 million, of which 72 per cent comprised audit fees (including in relation to Sarbanes Oxley Act of 2002 (SOX) matters), 12 per cent for audit related fees and 16 per cent for all other fees. No fees were paid in relation to tax services. For information on the fees paid refer to Financial Statements note 34 ‘Auditor’s remuneration’.
The Provision of Audit and Other Services by the External Auditor policy is available at bhp.com/governance
Management’s financial reporting assessment of internal control over
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a–15(f) and Rule 15d–15(f) under the Exchange Act).
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of BHP’s internal control over financial reporting was evaluated based on the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that internal control over financial reporting was effective as at 30 June 2026. There were no material weaknesses in BHP’s internal controls over financial reporting identified by management as at 30 June 2026.
BHP has engaged independent registered public accounting firm, Ernst & Young (EY), to issue an audit report on the effectiveness of our internal control over financial reporting for inclusion in the Annual Report on Form 20 F as filed with the SEC. There were no changes in our internal control over financial reporting during FY2026 that materially affected or were reasonably likely to materially affect our internal control over financial reporting. During FY2026, the RAC reviewed our compliance with the obligations imposed by SOX, including evaluating and documenting internal controls as required by section 404 of SOX.
Management’s and procedures assessment of disclosure controls
Management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at 30 June 2026. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non financial information required to be disclosed by BHP, including in the reports it files or submits under the Exchange Act, is recorded, processed, summarised and reported on a timely basis. This information is accumulated and communicated to BHP’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation, management (including the CEO and CFO) concluded that as at 30 June 2026, our disclosure controls and procedures are effective in providing that reasonable assurance. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
In the design and evaluation of our disclosure controls and procedures, management was required to apply its judgement in evaluating the cost benefit relationship of possible controls and procedures.
10 US requirements
BHP Group Limited is a registrant with the SEC in the United States. It is classified as a foreign private issuer and has American Depositary Shares listed on the NYSE.
We have reviewed the governance requirements applicable to foreign private issuers under SOX, including the rules promulgated by the SEC and the rules of the NYSE, and are satisfied that we comply with those requirements.
Under NYSE rules, foreign private issuers such as BHP are required to disclose any significant ways our corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. After a comparison of our corporate governance practices with the requirements of Section 303A of the NYSE Listed Company Manual followed by US companies, two significant differences were identified:
– Rule 10A 3 of the Exchange Act requires NYSE listed companies to ensure their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the External Auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. Under the terms of our Constitution, our shareholders are ultimately responsible for the appointment and retention of the External Auditor and are required to vote on the appointment of the External Auditor from time to time (as required under Australian law). The RAC remains directly responsible for the compensation and oversight of the work of the External Auditor.
– Under Section 303A.08 of the NYSE Listed Company Manual, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain exemptions. Under Australian law, BHP Group Limited is not required to provide for shareholder votes on all equity compensation plans or revisions thereto. Shareholder approval is required for issues of shares to Directors and accordingly is sought only for certain incentive awards to the CEO. The Remuneration Report voted on by shareholders at the Annual General Meeting describes Board and executive remuneration. All incentive programs offered to the Board and/or Executives are intended to comply with our remuneration framework.
We have a Securities Dealing policy and procedures that cover the purchase, sale and other dealings of our securities by Directors, senior management and employees that seek to promote compliance with applicable insider trading laws, rules and regulations.
The Securities Dealing Policy is available at bhp.com/governance

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information 109

Directors' Report

The information presented by the Directors in this Directors' Report relates to BHP Group Limited and its subsidiaries. The Operating and Financial Review (OFR), the Remuneration Report and the 'Lead Auditor's Independence Declaration' are incorporated by reference into and form part of this Directors' Report.

1 Review of operations, principal activities and state of affairs

A review of the operations of BHP during FY2026, the results of those operations during FY2026, the expected results of those operations in future financial years and information on our financial position are set out in the OFR 1–7 and 9. Information on the likely developments in BHP's operations in future years and the expected results of those operations also appears in that section.

We have excluded certain information from the OFR, to the extent permitted by Australian law, on the basis that such information relates to impending developments or matters in the course of negotiation and disclosure would be seriously prejudicial to the interests of BHP. This is because such disclosure could be misleading due to the fact it is premature or preliminary in nature, relates to commercially sensitive contracts, would undermine confidentiality between BHP and our suppliers and clients, or would otherwise unreasonably damage BHP. The categories of information omitted include forward-looking estimates and projections prepared for internal management purposes, information regarding BHP's assets and projects that is developing and susceptible to change, and information relating to commercial contracts and pricing modules.

Our principal activities, including significant changes in the nature of BHP's principal activities during FY2026, are outlined in OFR 1–4.

There were no significant changes in BHP's state of affairs that occurred during FY2026 and no significant post balance date events other than as disclosed in the OFR and Financial Statements note 33 'Subsequent events'.

No other matter or circumstance has arisen since the end of FY2026 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of BHP in future years.

2 Directors

The Directors who served at any time during FY2026 or up until the date of this Directors' Report are listed in the Board and Board Committee attendance table below. Information on the current Directors, including their terms of service, qualifications, experience and special responsibilities, and directorships of other listed companies held in the last three years, is set out in the Corporate Governance Statement 4.1. This information is incorporated by reference into and forms part of this Directors' Report.

Director attendances at meetings

The Board meets as often as required. During FY2026, the Board met 13 times.

Members of the Executive Leadership Team and other members of senior management attend meetings of the Board by invitation.

Each Board Committee provides a standing invitation for any Non-executive Director to attend Committee meetings (rather than just limiting attendance to Committee members). Committee agendas and papers are provided to all Directors concerning matters to be considered. The table below excludes the attendance of Directors at Committee meetings where they were not a Committee member.

Board and Board Committee attendance in FY2026

	Board		Risk and Audit Committee		Nomination and Governance Committee		People and Remuneration Committee		Sustainability Committee	
	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]
Xiaoqun Clever-Steg	13	13	8	8						
Gary Goldberg	13	13			4	4			5	5
Mike Henry[2]	12	13								
Michelle Hinchliffe	13	13	8	8	4	4				
Don Lindsay	13	13	8	8					5	5
Ross McEwan	13	13	8	8	4	4	4	4		
Christine O'Reilly	13	13	8	8	4	4	4	4		
Catherine Tanna	12	13			3	4	4	4	5	5
Mark Vassella[3]	1	1					1	1	1	1
Dion Weisler	12	13					4	4	5	5

1. The number of meetings held during the time the Director was a member of the Board or relevant Committee.
2. Mike Henry served as an Executive Director from 1 January 2020 and Chief Executive Officer from 1 January 2020 until 30 June 2026. Brandon Craig succeeded Mike Henry as Chief Executive Officer from 1 July 2026 and became an Executive Director from 1 July 2026. Accordingly, Brandon Craig did not attend any meetings in FY2026 in his capacity as an Executive Director.
3. Mark Vassella was appointed as a Non-executive Director and a member of the People and Remuneration and Sustainability Committees from 1 June 2026.

Directors’ Report continued
3 Share interests
Directors’ shareholdings
Subject to securities dealing constraints, Non executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus Committee fees) to the purchase of BHP shares until they achieve a minimum shareholding requirement equivalent in value to one year of remuneration (base fees plus Committee fees). Details of Directors’ shareholdings in BHP as at the date of this Directors’ Report are shown in the table below. All Directors have met the minimum shareholding requirement under their Terms of Appointment as at 30 June 2026, except for Mark Vassella who joined the Board on 1 June 2026. Brandon Craig became an Executive Director on 1 July 2026. No rights or options over shares in BHP Group Limited are held by any of the Non executive Directors. We have not made available to any Directors any interest in a registered scheme. No shareholder possesses voting rights that differ from those attaching to all of BHP Group Limited’s voting securities.
Number Director of shares held1
Brandon Craig2 47,839 Xiaoqun Clever Steg 10,000 Gary Goldberg 24,000 Mike Henry3 556,394 Michelle Hinchliffe 12,330 Don Lindsay 10,000 Ross McEwan 45,000 Christine O’Reilly 10,620 Catherine Tanna 10,400 Mark Vassella 4,825 Dion Weisler 11,494
1. The number of shares held refers to shares held either directly, indirectly or beneficially by Directors as at 18 August 2026. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities. Each person listed in this table beneficially owns less than one per cent of BHP Group Limited’s ordinary shares.
2. Brandon Craig commenced as an Executive Director on 1 July 2026. As at 18 August 2026, Brandon Craig also holds 254,116 rights and options over shares in BHP Group Limited. For more information refer to the Equity awards section in the Remuneration Report. For more information on Director minimum shareholding requirements see the Non executive Directors fees section of the Remuneration Report.
3. Mike Henry stepped down as an Executive Director on 30 June 2026. As at
18 August 2026, Mike Henry also holds 983,614 rights and options over shares in BHP Group Limited. For more information refer to the Equity awards section in the Remuneration Report.
Executive Key Management Personnel
Interests held by members of the Executive Key Management Personnel (KMP) under employee equity plans as at 30 June 2026 are set out in the tables contained in the Equity awards section in the Remuneration Report. The table below sets out the relevant interests in shares in BHP Group Limited held directly, indirectly or beneficially, as at 30 June 2026 by those senior executives who were Executive KMP (other than the Executive Director) on that date.
Number Executive KMP member of shares held1
Brandon Craig2 47,839 Vandita Pant 250,935
Geraldine Slattery 276,999
1. The number of shares held refers to shares held either directly, indirectly or beneficially as at 18 August 2026. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.
2. As at 30 June 2026, Brandon Craig held the position of President Americas and commenced as Chief Executive Officer and Executive Director from 1 July 2026.
4 Share capital and buy back programs
During FY2026, we did not make any on market or off market purchases of BHP Group Limited ordinary shares under any share buy back program. As at the date of this Directors’ Report, there were no current on market buy backs. Some of our executives receive rights over BHP shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on market by the Employee Share Ownership Plan Trusts or, in respect of some entitlements, by the issue of shares. During FY2026, no shares were purchased on market for the Employee Share Ownership Plan Trusts.
As at the date of this Directors’ Report, there were 17,562,722 unvested equity awards outstanding in relation to BHP Group Limited ordinary shares held by 26,609 holders. The expiry dates of these unvested equity awards range between August 2026 and August 2030 and there is no exercise price. 5,399,471 fully paid ordinary shares in BHP Group Limited were issued as a result of the exercise of rights over unissued shares during or since the end of FY2026. No options over unissued shares or unissued interests in BHP have been granted during or since the end of FY2026 and no shares or interests were issued as a result of the exercise of an option over unissued shares or interests during or since the end of FY2026.
For more information refer to Financial Statements note 26 ‘Employee share ownership plans’. For information on movements in share capital during and since the end of FY2026 refer to Financial Statements note 17 ‘Share capital’
5 Group Company Secretary
Stefanie Wilkinson is the Group Company Secretary. For details of her qualifications and experience refer to Corporate Governance Statement 4.1. Stefanie Wilkinson has experience in a company secretariat role or other relevant fields arising from time spent advising other large listed companies or other relevant entities.
6 Indemnities and insurance
Rule 146 of the BHP Group Limited Constitution requires the company to indemnify, to the extent permitted by law, each Officer of BHP Group Limited against liability incurred in or arising out of the conduct of the business of BHP or the discharge of the duties of the Officer. The Directors named in 4.1 of the Corporate Governance Statement, and the Company Secretary and other Officers of BHP Group Limited have the benefit of this requirement, as do individuals who formerly held one of those positions. In accordance with this requirement, BHP Group Limited has entered into Deeds of Indemnity, Access and Insurance (Deeds of Indemnity) with its Directors.
Under BHP’s Deed Poll for Indemnification, BHP Group Limited and BHP Group (UK) Ltd (formerly BHP Group Plc) must, to the extent permitted by law, indemnify current and former employees of the Group against liability to third parties incurred in or arising out of the conduct of the business of the Group or the discharge of the duties of these employees, including where an employee performs a role at another entity at the request of the Group. The indemnity is subject to certain limitations and does not apply where the liability has arisen in circumstances involving recklessness, wilful misconduct or lack of good faith by the employee seeking indemnification.
In addition, as part of the arrangements to effect the demerger of South32, we agreed to indemnify certain former Officers of BHP who transitioned to South32 from certain claims and liabilities incurred in their capacity as Directors or Officers of South32.
The terms of engagement for certain services include that we must compensate and reimburse EY for and protect EY against any loss, damage, expense or liability incurred by EY in respect of third party claims arising from a breach by BHP of any obligation under the engagement terms.
We have insured against amounts that we may be liable to pay to Directors, Company Secretaries or certain employees (including former Officers) pursuant to Rule 146 of the Constitution of BHP Group Limited or that we otherwise agree to pay by way of indemnity. The insurance policy also insures Directors, Company Secretaries and some employees (including former Officers) against certain liabilities (including legal costs) they may incur in carrying out their duties. For this Directors’ and Officers’ insurance, we paid premiums of US$11,707,974 excluding taxes during FY2026. No indemnity in favour of a current or former Officer of BHP Group Limited or in favour of the External Auditor was called on during FY2026.

7 Dividends
A final dividend of 99 US cents per share will be paid on 23 September 2026, resulting in total cash dividends determined in respect of FY2026 of 172 US cents per share.
For information on the dividends paid refer to Financial Statements note
19 ‘Dividends’
8 Auditors
A copy of the declaration given by our External Auditor to the Directors in relation to the auditors’ compliance with the independence requirements of the Australian Corporations Act 2001 and the Professional Code of Conduct for External Auditors is set out in Financial Statements 4. No current Officer of BHP has held the role of director or partner of the Group’s current External Auditor.
9 Non audit services
For information on the non audit services undertaken by BHP’s External Auditor, including the amounts paid for non audit services, refer to Financial Statements note 34 ‘Auditor’s remuneration’. All non audit services were approved in accordance with the process set out in the Policy on Provision of Audit and Other Services by the External Auditor. No non audit services were carried out that were specifically excluded by the Policy on Provision of Audit and Other Services by the External Auditor. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non audit services is compatible with the general standard of independence for auditors, and that the nature of non audit services means that auditor independence was not compromised. The reason for this view is that the objectivity and independence of the External Auditor are safeguarded through restrictions on the provision of these services with some services prohibited from being undertaken.
For more information about our policy in relation to the provision of non audit services by the external auditor refer to ‘External audit and financial reporting’ in our Corporate Governance Statement 9.2
10 Exploration, research and development
Companies within the Group carry out exploration and research and development necessary to support their activities.
For more information refer to OFR 4, OFR 7 and Additional information 6
11 ASIC Instrument 2026/183
BHP Group Limited is an entity to which the Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/ Directors’ Reports) Instrument 2026/183 applies. Amounts in this Directors’ Report and the Financial Statements, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with ASIC Instrument 2026/183.
12 Proceedings on behalf of BHP Group Limited
No proceedings have been brought on behalf of BHP Group Limited, nor has any application been made, under section 237 of the Australian Corporations Act 2001.
13 Performance in relation to environmental regulation
BHP seeks to be compliant with all applicable environmental laws and regulations relevant to its operations. We monitor compliance on a regular basis, including through external and internal means, to minimise the risk of non compliance.
For more information on BHP’s performance in relation to health, safety and the environment refer to OFR 1, OFR 9.5 and OFR 9.9
For the purposes of section 299(1)(f) of the Australian Corporations Act 2001, in FY2026 BHP was levied 6 fines in relation to environmental laws and regulations at our operated assets, the total amount payable being US$45,115.
14 Additional information
The Group, through various subsidiaries, has established branches in a number of other countries.
The Directors’ Report is approved in accordance with a resolution of the Board.
Ross McEwan Brandon Craig
Chair Chief Executive Officer
Dated: 18 August 2026

Letter from the People and Remuneration Committee Chair
Dear Shareholders,
I am pleased to present BHP’s Remuneration Report for FY2026.
Strong performance in FY2026
We had strong operational and financial results in FY2026. Importantly, we did so safely. During the reporting period, we were fatality free and our key safety measures improved.
Those achievements have, however, been overshadowed by the recent loss of a contracting colleague following a workplace incident in July 2026. We are determined to learn from this tragic incident and eliminate fatalities and serious injuries at BHP.
Our operational performance generated significant cash flow in FY2026. We have determined a final dividend totalling US$5.0 billion. This brings total cash returns to shareholders announced for the year to US$8.7 billion, which is US$1.72 per share fully franked, the highest in four years. Including this dividend, we will have returned more than US$115 billion to shareholders over the past ten years.
FY2026 was also a significant year for BHP’s leadership, with the Board announcing the appointment of Brandon Craig as Chief Executive Officer (CEO) and Director of BHP Group Limited, effective 1 July 2026. Brandon succeeded Mike Henry, who stepped down as CEO on 30 June 2026 after six and a half years in the role. Executive Leadership Team changes have been announced to ensure the right mix of skills, experience and perspectives to deliver BHP’s strategy, pursue our growth agenda and manage relationships in each region. From 1 July 2026, the President Americas role has been split into President North America and President South America, which will allow a greater focus on each of these regions.
Remuneration outcomes in FY2026
Our remuneration framework is structured to support BHP’s strategy while fostering a culture that reflects Our Values, our purpose and performance expectations. It is also designed to link executive remuneration with shareholder value creation, through a combination of fixed remuneration, the Cash and Deferred Plan (CDP) and Long Term Incentive Plan (LTIP). By delivering remuneration over multiple time horizons, the framework encourages behaviours that reward the achievement of both near-term strategic objectives and sustainable long-term performance outcomes. The Board and the People and Remuneration Committee (Committee) assessed the FY2026 CDP remuneration outcomes based on a balanced scorecard that reflects BHP’s focus on safety and sustainability, including climate, performance and financial measures, and Group and personal strategic outcomes.
For the CEO (Mike Henry), the FY2026 CDP outcome was 118 per cent against a target of 100 per cent, the outperformance awarded reflecting the achievements of the year.
For safety and sustainability (S&S) measures, the CEO outcome was 31 per cent out of a target of 25 per cent. The FY2026 CDP scorecard includes a 10 per cent measure for significant health, safety, environment and community events and reflects a year where we had no fatalities and significantly reduced injuries with fatal potential from FY2025. The FY2026 CDP scorecard also includes a 10 per cent climate and environment measure, and key elements reflected in the outcome include our management of operational greenhouse gas (GHG) emissions, commencement of proof-of-concept trials for battery-electric haul trucks at WAIO’s Jimblebar site and trial milestones for battery-electric locomotives at WAIO, and advancement of our climate adaptation work program. For financial measures, the CEO outcome was 50 per cent out of a target of 50 per cent. Underlying Return on Capital Employed (ROCE) is the financial measure used that assesses our profitability and effective use of capital. In FY2026, we produced approximately 2 Mt of copper for the second consecutive year, WAIO achieved record iron ore production and shipments and BMA delivered the highest stripping volumes in five years. In FY2026, BHP’s share price performed very strongly increasing by 70 per cent in US$ terms.
For Group and personal measures, the CEO outcome was 37 per cent out of a target of 25 per cent. These measures included people, performance and portfolio projects and initiatives.
The FY2026 CDP outcomes for other Executive key management personnel (KMP) were 118 per cent for the CFO, 115 per cent for the President Americas and 115 per cent for the President Australia.
The abbreviations used in the following pages are listed on page 126
BHP’s LTIP seeks to reward sustained, long-term performance and growth aligned with BHP’s values and shareholder value creation. The five-year performance period for the 2021 LTIP Performance Rights ended on 30 June 2026, and the vesting outcome was 40 per cent for BHP based on BHP’s Total Shareholder Return (TSR) performance of 80 per cent against the comparator groups.
An important aspect of the five-year CDP and LTIP awards is that before vesting, the Committee undertakes a holistic review of performance over the five-year performance period. This extra step reflects a long-term outlook and ensures that performance and progress align with the experience of our shareholders. The Committee considered BHP’s performance on safety, sustainability (including climate), financial, corporate governance and conduct over the five-year performance period from 1 July 2021 to 30 June 2026. For example, on climate change, we have made further progress on reducing our operational GHG emissions over the five-year performance period, to support achievement of our medium-term target by FY2030, and delivered a range of actions towards the targets and goals we set out in our Climate Transition Action Plan 2024. As a Committee we are satisfied the outcomes are fair and reflect the shareholder experience during the period.
Looking ahead
We are a global company seeking to attract and retain the best talent in a competitive market.
The Committee reviewed executive remuneration during FY2026. To reflect ongoing performance and development, the Committee determined an increase of 4 per cent for the Chief Financial Officer (CFO) and 6 per cent for the President Americas, effective 1 January 2026 and 6 per cent for the President Australia, effective 1 September 2026. The CEO’s remuneration arrangements were announced in March 2026 and Brandon Craig’s remuneration from 1 July 2026 includes a base salary of US$1,900,000 per annum, pension contributions of 10 per cent of base salary, and CDP and LTIP opportunities consistent with our prior CEO incentive arrangements.
For Non-executive Directors, a benchmarking assessment was undertaken during FY2026 and identified that the base annual fees for the Chair and Non-executive Directors were no longer aligned with market benchmarks for comparable roles at relevant global peer companies. As a result, the Board determined that the base annual fees for the Chair and Non-executive Directors will increase by 10 per cent in FY2027. There is no change to fees for other Committee roles or other allowances in FY2027.
Our people
We strive to offer an engaging and supportive workplace which empowers our people to find safer and more productive ways of working. We continue to maintain our long-term female representation aspirational goal and achieved our Indigenous workforce participation targets for FY2026. The efforts that have underpinned these achievements have made BHP a safer, more productive and better performing business. The Committee monitored culture through visits to BHP sites and offices and discussions with management. We continue to support a performance management framework that places a strong emphasis on how we deliver results alongside what is achieved. This is critical to delivering the best outcomes for BHP shareholders.
On behalf of the Committee, I thank shareholders for their continued engagement and feedback on BHP’s remuneration approach.
Christine O’Reilly
Chair, People and Remuneration Committee

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information 113

Remuneration Report

Remuneration at a glance

Key performance

Total shareholder return (5 Year)

80%

Return on capital employed

26.1%

Dividends per share (USD)

172USc

determined in respect to FY2026

Remuneration outcomes

FY2026 CEO CDP outcome
Mike Henry


Target
25%
50%
25%
Actual
31%
50%
37%
Safety and sustainability
Financial
Group and personal

Average FY2026 other Executive KMP CDP outcomes


Target
25%
50%
25%
Actual
32%
51%
33%

FY2026 CEO MSR
Mike Henry

Actual:

9.2x base salary

Policy requirement: 5x base salary

LTIP vesting in FY2026

40%

BHP TSR outperformed the 50th percentiles of the Sector Group by 6% and the MSCI World Index by 28%

Remuneration framework

Performance year	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031
Fixed remuneration	Base salary, pension contributions and other benefits					
CDP Split into Cash and Deferred Rights	**CDP performance period**	**Cash paid**				
		CDP Deferred Rights (2 Year) vesting period *Vesting subject to service condition*				
		CDP Deferred Rights (5 Year) vesting period *Vesting subject to service condition and a holistic review of safety, sustainability, financials, corporate governance and conduct performance at end of the vesting period*				
LTIP Performance Rights		**LTIP 5 Year performance period** *Vesting subject to 1) TSR performance condition, 2) service condition and 3) a holistic review of BHP's performance on safety, sustainability (including climate), financial, corporate governance and conduct at the end of the vesting period.*				
MSR	BHP requires KMP to maintain a minimum shareholding requirement (**MSR**) to help align the interests of KMP and shareholders. The CEO is required to achieve a MSR of five times annual pre-tax base salary. Other Executive KMP are required to achieve a MSR of three times annual pre-tax base salary. The CEO is subject to a two-year post-employment shareholding requirement determined based on the lower of the CEO's MSR or the CEO's actual shareholding at the cessation of employment.

114 BHP Annual Report 2026

Remuneration Report continued

Our Key Management Personnel

This Remuneration Report sets out the remuneration of BHP's KMP. These are our Directors (including the CEO) and certain members of our Executive Leadership Team (**ELT**) who have authority and responsibility for planning, directing and controlling BHP's activities, either directly or indirectly. Throughout the Remuneration Report, KMP are referred to as either Non-executive Directors or Executive KMP. BHP's KMP for the reporting period were:

Non-executive Directors

Name	Term
Ross McEwan	Full year
Xiaoqun Clever-Steg	Full year
Gary Goldberg	Full year
Michelle Hinchliffe	Full year
Don Lindsay	Full year
Christine O'Reilly	Full year
Catherine Tanna	Full year
Mark Vassella	Part year Joined the Board 1 June 2026
Dion Weisler	Full year

Executive KMP

Name	KMP position	Term
Mike Henry	Chief Executive Officer and Executive Director	Full year
Brandon Craig	President Americas	Full year
Vandita Pant	Chief Financial Officer	Full year
Geraldine Slattery	President Australia	Full year

Changes to the CEO are outlined later in the Report (refer to 'CEO transition').

Remuneration governance

BHP's corporate governance underpins the way we do business, including our approach to our remuneration framework and reward systems, which aim to support BHP's strategy and encourage a culture aligned with BHP's values, purpose and risk appetite. The diagram below represents how BHP makes decisions on remuneration.

Board

Oversees the remuneration structure for the Group (including the CEO).

Approves the remuneration framework for the Group Chair, the CEO and other members of the ELT on recommendation from the People and Remuneration Committee.

Sustainability Committee

Provides recommendations to the Committee in relation to health, safety, environment, climate and community performance measures and outcomes for the CEO and other members of the ELT, including Executive KMP.

People and Remuneration Committee

Supports and advises the Board on people and remuneration matters, including oversight of BHP's people and culture strategy.

Makes recommendations to the Board on the remuneration framework for the Group Chair, CEO and other members of the ELT, including Executive KMP.

Risk and Audit Committee

Provides feedback to the Committee in relation to financial performance measures and outcomes for the CEO and other members of the ELT, including Executive KMP.

Independent remuneration advisers

May be appointed and instructed to advise on the Group's remuneration strategy, framework and policies.

PwC was appointed to act as an independent remuneration adviser in FY2016 and is currently the only remuneration adviser appointed by the Committee. In that capacity, PwC may provide remuneration recommendations in relation to our KMP. PwC did not provide any remuneration recommendations in FY2026.

How our remuneration framework is set

Market competitive
To attract, motivate and retain highly skilled executives

Supports strategy delivery
To ensure focus on outcomes that deliver on BHP's strategy and purpose

Values aligned
To be transparent and foster a culture aligned to BHP's values, behaviours and risk appetite

Rewards outperformance
To drive long-term shareholder wealth creation

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 115

Overview of BHP's remuneration framework

BHP provides Executive KMP with a mix of fixed and variable remuneration. There are three components of our Executive KMP remuneration framework: (1) fixed remuneration, (2) Cash and Deferred Plan, and (3) Long Term Incentive Plan. BHP structures the delivery of remuneration across different time periods to balance the achievement of near-term strategic objectives with longer-term drivers. The majority of remuneration delivered is 'at risk'.

The Board and Committee apply overarching discretion to determine fair and commensurate remuneration that reflects the objectives of the remuneration framework and takes into account shareholder expectations and market conditions.

	Fixed remuneration	Cash and Deferred Plan (CDP)	Long Term Incentive Plan (LTIP)
What is it?	Fixed portion of remuneration that is paid regularly throughout the year.	The CDP is an annual cash and equity-based incentive scheme, providing remuneration over the short, medium and longer term.	The LTIP is a long-term incentive scheme with awards vesting in five years, subject to vesting conditions.
How is it delivered?	Base salary. Pension contributions (10% base salary). Other benefits (notional 10% base salary).	One third of the CDP award is paid in cash. The remaining two thirds of the CDP are deferred into two equity awards (Deferred Rights) of equal value over two and five years to encourage retention and sustained medium- and longer-term performance.	The LTIP is delivered in Performance Rights, subject to meeting vesting conditions over a five-year period.
What does it reward and how does it link with strategy?	Competitive and appropriate fixed remuneration is provided to attract, motivate and retain talented and experienced global executives with the right capability to deliver against BHP's strategic objectives.	Rewards the annual achievement of strategic goals and outperformance, encourages retention and aligns behaviours towards Our Values.	Rewards sustained, long-term performance and growth aligned with shareholder value creation and Our Values.
How does it link to performance?	Fixed remuneration reflects the global scope and complexity of the role and the location, skills, performance, qualifications and experience of the individual. Fixed remuneration is reviewed annually by the Committee to ensure it remains aligned to performance, significant developments, changes in accountabilities and/or external market movements.	CDP award outcomes are annually assessed against a balanced scorecard of metrics linked to the execution of business strategy: – 25% Safety and sustainability (including climate) – 50% Financial – 25% Group and personal measures	Under the LTIP, BHP's performance is assessed against the relative TSR of two comparator groups over the five-year period. TSR provides a valuable comparative, external market performance benchmark and a direct link between Executive KMP reward and shareholder returns. Vesting of LTIP Performance Rights is subject to specific hurdles outlined on page 116.
		Vesting of both the CDP Deferred Rights (5 Year) and LTIP Performance Rights are subject to a holistic review of performance at the end of the five-year vesting periods, including a review of BHP's performance on safety, sustainability (including climate), financial, corporate governance and conduct. This is an important feature of BHP's remuneration framework that supports delivery of longer-term strategic priorities.	

Remuneration mix

The overall potential total remuneration of the CEO and other Executive KMP is shown in the diagram below.

The maximum opportunity represented below is the most that could potentially be paid for each remuneration component. It does not reflect actual awards granted by the Group. Actual remuneration received by the CEO and other Executive KMP depends on the outcomes of the CDP and LTIP which are driven by the achievement of business and individual performance measures.

The target LTIP value reflects the fair value of the awards, being 50 per cent of the face value, which is 200 per cent of base salary for the CEO and 175 per cent of base salary for other Executive KMP. The maximum LTIP value is based on the face value. The value of CDP and LTIP awards excludes the potential impact of future share price movements.

CEO % of total target remuneration


Minimum
100%
100% Base salary | 10% Pension | notional 10% Benefits
Target
26%
17% 80% base salary
17% 80% base salary
17% 80% base salary
23%1 100% base salary
Maximum
17%
17% 120% base salary
17% 120% base salary
17% 120% base salary
32%2 200% base salary

Other Executive KMP % of total target remuneration


Minimum
100%
100% Base salary | 10% Pension | notional 10% Benefits
Target
26%
18% 80% base salary
18% 80% base salary
18% 80% base salary
20%1 87.5% base salary
Maximum
18%
18% 120% base salary
18% 120% base salary
18% 120% base salary
28%2 175% base salary
Fixed remuneration
CDP cash
CDP Deferred Rights 2 Year
CDP Deferred Rights 5 Year
LTIP Performance Rights

1. Fair value 2. Face value

116 **BHP** Annual Report 2026

Remuneration Report continued

Paying competitively

BHP is a global company with operations and employees around the world, including in Australia, Canada, Chile and the United States.

For information on where we operate refer to **OFR 2**

BHP has a diverse and mobile workforce. We offer competitive and equitable remuneration to attract, motivate and retain the talent we need to deliver on our strategy.

To ensure our reward practices remain fit for purpose in a dynamic and highly competitive talent market, we apply a disciplined and data-driven approach. This includes benchmarking our Executive KMP remuneration against comparable positions in global companies of similar scale, complexity and geographic reach with a focus on companies that compete with BHP for leadership talent. We consider factors such as role responsibilities, location, skills, qualifications and experience.

We also conduct regular performance reviews and apply rigorous governance to ensure accountability and alignment with shareholder and stakeholder expectations.

During FY2026, the Committee reviewed other Executive KMP remuneration and determined an increase of 4 per cent for the CFO and 6 per cent for the President Americas effective 1 January 2026, to reflect their ongoing performance and development in their roles since their appointments in early 2024. For FY2027, the Committee determined an increase of 6 per cent for the President Australia effective 1 September 2026 to reflect ongoing performance and an expanded role scope which now includes Copper South Australia. Details of the incoming CEO's (Brandon Craig) remuneration arrangements for FY2027 are set out on page 121.

Key terms of our variable remuneration framework and equity plans for FY2026

The key terms of the FY2026 CDP and the 2026 LTIP are outlined below.

	CDP	LTIP
Description	CDP awards are split into three equal parts – a cash component paid annually and two awards of equity vesting in two and five years, subject to service conditions.	The LTIP is delivered in Performance Rights, which are conditional rights to receive BHP shares subject to service and performance conditions.
Performance period and vesting period	The CDP performance period is one year and performance is assessed against the CDP scorecard. The FY2026 CDP performance period was 1 July 2025 to 30 June 2026. **CDP cash** is paid annually following the end of the performance period. **FY2026 CDP Deferred Rights (2 Year)** are rights to receive BHP shares subject to a two-year service condition from 1 July 2026 to 30 June 2028. **FY2026 CDP Deferred Rights (5 Year)** are rights to receive BHP shares subject to a five-year service condition from 1 July 2026 to 30 June 2031 and a holistic review of performance at the end of the vesting period (outlined on page 117).	The LTIP performance period is five years. The 2026 LTIP performance period is 1 July 2026 to 30 June 2031, with vesting shortly after. The vesting conditions are: – BHP's relative TSR performance – a service condition – a holistic review of performance at the end of the vesting period (outlined on page 117)
Opportunity	– For all Executive KMP the target is 80% of base salary for each of the CDP cash component, CDP Deferred Rights (2 Year) and CDP Deferred Rights (5 Year). Total target in aggregate is 240% of base salary, maximum opportunity is 360% and minimum potential outcome is zero. – The number of FY2026 CDP Deferred Rights for each of the two tranches are determined by dividing the overall CDP cash component outcome by the average share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2026.	– For the CEO the maximum is 200% of base salary. – For other Executive KMP the maximum is 175% of base salary. – The minimum potential outcome is zero. – The number of 2026 LTIP Performance Rights granted to an Executive KMP is determined by dividing the LTIP value by the average share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2026.
Performance conditions and assessment	The CDP scorecard is formally assessed after the end of the annual performance period. The Board approves the CEO's CDP award outcome and the Committee approves CDP award outcomes for the other Executive KMP. The Sustainability Committee and the Risk and Audit Committee assess and provide guidance on the outcomes of the scorecard measures that are within their respective areas of responsibility. The Committee and the Board retain discretion to adjust CDP award outcomes where they do not consider them to reflect the performance of the Group or where the manner in which they were achieved was not aligned with the wider shareholder experience. If performance is below the threshold level for any scorecard measure, 0% will be provided in respect of that portion of the CDP scorecard.	Vesting of 2026 LTIP Performance Rights will depend on BHP's TSR compared to the following benchmarks over the performance period: – 67% for relative TSR performance compared to the MSCI World Metals and Mining Index constituents (Sector Group TSR) – 33% for relative TSR performance compared to the MSCI World Index constituents (World TSR) Details of the Sector Group TSR and World TSR indices can be found here msci.com/our-solutions/indexes **Vesting schedule:** No awards will vest if BHP's TSR performance is below the 50th percentile. Awards vest at 25% if they are equal to the 50th percentile with vesting increasing on a sliding scale between the 50th percentile to the 80th percentile. Where performance reaches or exceeds the weighted 80th percentile (outperformance) awards vest at 100%. TSR performance is assessed using a six-month averaging period. If the TSR performance condition is not satisfied, no rights will vest and the award will lapse, with no opportunity for retesting.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information 117

	CDP	LTIP
Vesting	Vesting of both awards of CDP Deferred Rights and LTIP Performance Rights are subject to continued employment with BHP until the vesting date (dependent on the treatment on cessation of employment – see below). CDP Deferred Rights (5 Year) and LTIP Performance Rights are also subject to a holistic review of performance at the end of the five-year vesting period (outlined below). Executive KMP do not have an entitlement to receive dividends prior to vesting. Dividend Equivalent Payments are made on vesting. The Committee retains discretion to settle CDP Deferred Rights and LTIP Performance Rights in cash.	
Discretion	The Committee retains an overarching discretion to vest CDP or LTIP awards, including to lapse any portion or all of CDP or LTIP awards where it considers the vesting outcome is not appropriate given Group or individual performance, or other circumstances apply that make the vesting outcome an inappropriate outcome. This mitigates the risk of unintended outcomes.	
Holistic review of performance	Vesting of both CDP Deferred Rights (5 Year) and LTIP Performance Rights are subject to a holistic review of performance at the end of the five-year vesting periods, including a review of: – safety and sustainability performance (for example, no material incidents, achievements against operational decarbonisation plans, reduction in GHG emissions against BHP targets) – financial performance (including profitability, cash flow, balance sheet health, returns to shareholders) – broader factors such as corporate governance and the Executive KMP's conduct	
Cessation of employment	On cessation of employment for Executive KMP, unless the Board determines otherwise, the following treatment applies: – Resignation or termination for cause: all unvested CDP cash awards, CDP Deferred Rights and LTIP Performance Rights lapse. – Death, serious injury, disability or illness: current year CDP cash awards will generally be pro-rated based on performance for that year. All unvested CDP Deferred Rights and LTIP Performance Rights vest. – Other cessation circumstances ('good leaver'): current year CDP cash and Deferred Rights (2 Year) awards will generally be pro-rated based on performance for that year and paid wholly in cash. The current year CDP Deferred Rights (5 Year) component and current year LTIP Performance Rights will not be granted. For unvested awards granted in previous financial years, CDP Deferred Rights (2 Year) will generally continue on foot and remain subject to their original terms. A pro-rated portion of unvested CDP Deferred Rights (5 Year) and LTIP Performance Rights will also generally continue on foot, subject to the original terms of the relevant offer, with the remainder lapsing.	
Malus and clawback	In order to prevent an executive obtaining an inappropriate benefit (including where the executive acts fraudulently or dishonestly, is in material breach of their obligations to BHP, or where vesting is not justified or supportable in the circumstances), the Committee may determine some or all awards (including cash, CDP Deferred Rights and LTIP Performance Rights) are lapsed, forfeited or clawed back. The Committee may also suspend or delay vesting of CDP Deferred Rights and LTIP Performance Rights if an investigation is underway, until the outcome of any investigation is known. BHP also has a Malus and Clawback Policy that applies to all equity awards.	

Employment terms

The remuneration and employment terms of Executive KMP are formalised in employment contracts that have no fixed term. For the CEO, 12 months' notice of termination is required by either BHP or the CEO. For other Executive KMP, six months' notice of termination is required by BHP or the relevant Executive KMP. Executive KMP can be terminated for cause without notice. BHP may require an executive to work through the notice period or make a payment in lieu of notice (including base salary plus pension contributions).

Minimum Shareholding Requirements

BHP has minimum shareholding requirements (**MSR**) for the CEO and Executive KMP, to promote long-term share ownership and align their interests with those of shareholders. They are expected to build and maintain their MSR over time, primarily through the vesting of equity awards.

The CEO's MSR is five times annual pre-tax base salary. Other Executive KMP's MSR are three times annual pre-tax base salary. For the CEO, a two-year post-employment shareholding requirement applies from the date of cessation of employment, which will be the lower of the CEO's MSR or the CEO's actual shareholding at the date of cessation.

No Executive KMP sold or purchased shares during FY2026, other than sales to satisfy tax obligations in connection with an employee equity award. At the end of FY2026, the Executive KMP met their MSR, except for Brandon Craig as he was appointed to the ELT and Executive KMP on 1 March 2024 and is continuing to grow his vested shareholding.

Prohibition on hedging of BHP shares and equity instruments

KMP are prohibited from hedging unvested BHP securities or securities held under the MSR. They are also prohibited from using unvested BHP securities as collateral. Vested, unrestricted securities that are not held under the MSR, may be subject to hedging arrangements or used as collateral, provided prior consent is obtained from BHP.

118 BHP Annual Report 2026

Remuneration Report continued

Remuneration for Executive KMP

FY2026 CDP performance outcomes

The Board and the Committee assessed the Executive KMP's CDP outcomes considering the Group's performance in FY2026 and performance against the measures in each Executive KMP CDP scorecard.

The level of performance for each scorecard measure is determined based on a range of:

- **threshold** – the minimum necessary to qualify for any reward outcome
- **target** – where the performance requirements are met
- **maximum** – where the performance requirements are significantly exceeded

Summary of CDP outcomes for the CEO (by measure)

The Board's and the Committee's assessment of the CEO's (Mike Henry) performance against the CDP scorecard measures resulted in a FY2026 CDP outcome of 118 per cent against the target of 100 per cent (or 79 per cent against maximum).

The assessment of the CEO's performance included consideration of the non-cash impairment charge for the Jansen potash project and the Committee considered that no further deduction was required as this matter had been addressed in the FY2025 CDP outcome.

Performance measure	Weighting for FY2026	Performance outcome (Threshold 50% / Target 100% / Maximum 150%)	CEO percentage outcome
Safety and sustainability	25%		31%
Financial	50%		50%
Group and personal	25%		37%
Total	100%		118%

FY2026 CDP performance outcomes – CEO measures

Mike Henry

Safety and sustainability

CDP scorecard targets / **Performance outcome**

Elimination of significant harm (10%)

No significant (actual level 4) health, safety (including fatalities), environment or community (HSEC) or cultural heritage events during the year.

High potential injury (HPI) frequency rate (HPI/million hours worked) is equal to or less than 0.09.



Outcome: Maximum

- There were no fatalities or other significant (actual level 4) HSEC or cultural heritage events during FY2026 at our operated assets.
- The FY2026 HPI frequency result for the Group was 0.07, achieving a maximum outcome and reflecting improved safety performance across the business.

Health and safety (5%)

Completion of FY2026 vehicle interaction control improvement plan deliverables by operating assets.

Operating assets to undertake FY2026 baseline assessments for material occupational exposures to inform FY2027 exposure reduction plans.



Outcome: Between target and maximum

- All operating assets delivered their FY2026 vehicle interaction control improvement plans.
- FY2026 baseline assessments for material occupational exposures were delivered by all operating assets except Copper South Australia. All operating assets developed FY2027 material occupational exposure reduction plans ready for implementation.

Climate and environment (10%)

FY2026 reported operational greenhouse gas (GHG) emissions are equal to or below 9.5Mt Co2-e.

Continue R9400 Digger trial and deliver proof of concept trial milestones for battery-electric haul trucks and locomotives at WAIO.

Deliver FY2026 actions in the climate adaptation work program.

Deliver 95% of FY2026 water stewardship priorities – including water quality and context-based water targets.

Develop a strategy for alternative pathways to diesel emissions reductions.

Document a Traditional Owner co-design strategy for two projects from the *Healthy environment* goal roadmap.



Outcome: Between threshold and target

- For FY2026, while asset-level performance varied, Group-level performance was marginally (less than 1%) above the scorecard target. Based on a review of actual production at certain operated assets relative to budget, performance was approximately 1% above the production-adjusted budget, resulting in a threshold outcome.
- The operational decarbonisation trials and climate adaptation work program actions were achieved.
- The water stewardship priorities, diesel emissions reductions pathways and *Healthy environment* goal roadmap deliverables were achieved.
- These achievements overall demonstrate continued progress towards important aspects of BHP's climate- and environment-related objectives.

The FY2026 S&S outcome for the CEO was 31% against the target of 25%.

Operating and Financial Review
Sustainability Report Governance
Financial Statements
Additional Information

Financial
CDP scorecard targets Performance outcome
ROCE (50%)
The target underlying return on capital employed (ROCE) was 14.9%, with a threshold of 12.7% and maximum of 16.9%.
ROCE is an indicator of the Group’s capital efficiency to generate profit. It is calculated as underlying profit after tax (excluding after tax finance costs and exceptional items) divided by average capital employed.
When assessing ROCE for remuneration purposes, we adjust the outcome to remove the impact of factors that are largely outside management’s control. These include changes in commodity prices, foreign exchange movements and other material items that differ from the assumptions used when targets were set. This ensures the assessment focuses on management performance rather than external market conditions. Historically, movements in commodity prices have been the most significant adjustment due to their volatility and impact on revenue and ROCE.
When setting the ROCE target, the Committee considers the risks and opportunities across BHP’s businesses and the level of performance shareholders would reasonably view as strong. The threshold represents the minimum performance required for any reward, while the maximum reflects stretch performance. The range below target is wider than above target, reflecting greater downside risk due to physical and regulatory asset constraints.
In setting the maximum, the Committee also avoids incentives that could encourage short term decision making beyond BHP’s risk appetite or operational capacity.
Outcome: Target
BHP reported FY2026 ROCE of 26.1%. After adjusting for the factors outlined below, ROCE was 14.9%, which was at target. The adjustments were made to ensure the outcomes appropriately reflected management performance during the year:
– The full elimination of commodity prices and exchange rate movements reduced ROCE by 9.6 percentage points.
– Adjustments for other items reduced ROCE by 1.6 percentage points primarily to align the CDP ROCE outcome with the basis used to set the FY2026 ROCE target. These included reversing the impact of the Jansen project impairment and the Antamina Silver Streaming arrangement on the Group’s balance sheet.
Following a review of the FY2026 exceptional items (refer to Financial Statements note 3 ‘Exceptional items’), the Committee determined that no further adjustments were required in calculating the FY2026 ROCE CDP outcome.
The FY2026 ROCE outcome for the CEO was 50% against the target of 50%.
Group and personal
CDP scorecard targets Performance outcome
People
Year on year reduction in HPI frequency.
Increase BHP Employee Perception Survey engagement score. Outcome: Between target and maximum
– FY2026 HPI frequency reduced by 27% year-on-year to 0.07.
– Employee Perception Survey engagement score was slightly below target.
Performance
Achieve an average BHP Operating System (BOS) Operational Excellence Index (OEI)
score of 50 across all operations. Delivery of key Samarco outcomes. Deliver the Digital Strategy targets.
Strengthen partnerships with Indigenous suppliers.
Outcome: Maximum
– BOS OEI target achieved, with an average score of 52 across all operations.
– Progress made across key Samarco matters.
– Digital Strategy delivery above target.
– Strong progress made on multi-year contracts with Indigenous suppliers.
Portfolio
Limit capital growth across the major projects portfolio.
Minerals Americas and Copper South Australia growth projects to deliver projected copper equivalent production.
Review and update BHP’s Capital Allocation Framework.
Outcome: Maximum
– Capital growth across the major projects portfolio remained well within target.
– Good progress was made on copper growth pathways across Minerals Americas and Copper South Australia.
– Update of BHP’s Capital Allocation Framework complete.
The FY2026 Group and personal outcome for the CEO was 37% against the target of 25%.

120 BHP Annual Report 2026

Remuneration Report continued

Summary of FY2026 CDP performance outcomes for other Executive KMP

The FY2026 CDP scorecard performance measures, weightings and overall average outcomes for other Executive KMP are illustrated below. The Committee assessed performance against these measures, each with a target of 100 per cent. This resulted in overall FY2026 CDP outcomes of 118 per cent for the CFO (79 per cent against maximum), 115 per cent for the President Americas (77 per cent against maximum) and 115 per cent for the President Australia (77 per cent against maximum).

The Group and personal measures for other Executive KMP reflect their contribution to the delivery of projects and initiatives within the scope of their role and the overall performance of the Group. The FY2026 CDP target weightings and performance measures for the CFO ('Other Executive KMP without region responsibility') are similar to those of the CEO outlined on page 118. The target weightings and performance measures for the President Americas and President Australia ('Other Executive KMP with region responsibility') vary to reflect the focus required on both Group and regional measures.

The assessment of the Executive KMPs' performance included consideration of the non-cash impairment charge for the Jansen potash project and the Committee considered that no further deduction was required as this matter had been addressed in the FY2025 CDP outcome.

Summary of outcomes for other Executive KMP

Performance categories		Other Executive KMP with region responsibility	Other Executive KMP without region responsibility
Safety and sustainability	Group	12.5%	25.0%
	Region	12.5%	0%
Financial	Group	25.0%	50.0%
	Region	25.0%	0%
Group and personal		25.0%	25.0%


Performance outcome
Threshold 50%
Target 100%
Maximum 150%

BHP ● Minerals Australia ● Minerals Americas

2021 LTIP performance outcomes

The five-year performance period for the 2021 LTIP Performance Rights for relevant Executive KMP ended on 30 June 2026. Vesting is subject to satisfaction of the service condition, the achievement of the relative TSR performance conditions and a holistic review of performance at the end of the five-year vesting period.

Relative TSR is an appropriate performance condition for BHP's LTIP as it recognises that BHP rewards executives for shareholder returns over a sustained period if those returns outperform both the broader global market and the mining sector. Relative TSR includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie dividends).

LTIP vesting is based on BHP's relative TSR performance against the Sector Group and World TSR comparator groups, weighted 67 per cent and 33 per cent respectively. No vesting occurs unless BHP's TSR reaches at least the 50th percentile of these comparator groups, at which point 25 per cent of the LTIP vests. Full vesting occurs where BHP's TSR is at or above the 80th percentile.

For the 2021 LTIP Performance Rights to vest in full, BHP's TSR over the five-year performance period from 1 July 2021 to 30 June 2026 was required to be at or above the 80th percentile of the Sector Group and World TSR comparator groups.

BHP's relative TSR performance was 80 per cent over the 2021 LTIP performance period. This outcome is:

- above the 50th percentile of the Sector Group TSR of 74 per cent, but below the 80th percentile of the Sector Group TSR of 131 per cent
- above the 50th percentile of the World TSR of 52 per cent, but below the 80th percentile of the World TSR of 120 per cent

This level of performance results in 40 per cent vesting for the 2021 LTIP Performance Rights. The value of the CEO's (Mike Henry) vested 2021 LTIP Performance Rights is detailed in 'FY2026 remuneration received by the CEO'.

The graph below shows BHP's performance relative to comparator groups.

BHP vs Sector Group and MSCI World TSR over 2021 LTIP cycle


TSR since 1 July 2021 (%)
250%
200%
150%
100%
50%
0
Jun-2021
Jun-2022
Jun-2023
Jun-2024
Jun-2025
Jun-2026
BHP TSR
Sector Group 50th percentile TSR
Sector Group 80th percentile TSR
World (MSCI) 50th percentile TSR
World (MSCI) 80th percentile TSR

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 121

Outcome of the holistic review of performance

Vesting of CDP Deferred Rights (5 Year) and LTIP Performance Rights are subject to a holistic review of BHP's performance on safety, sustainability (including climate), financial, corporate governance and conduct at the end of the five-year vesting periods. The rules and terms of the CDP and LTIP awards provide the Committee with an overarching discretion to reduce the number of awards that will vest, notwithstanding that performance conditions have been met. This is applied as a test before vesting is confirmed and is an important risk management tool to ensure vesting is not simply driven by a formula or the passage of time that may give unexpected or unintended remuneration outcomes. The Committee undertakes an assessment and considers its discretion carefully each year ahead of the scheduled vesting of CDP Deferred Rights (5 Year) and LTIP Performance Rights.

In respect of the vesting of the FY2021 CDP Deferred Rights (5 Year) and 2021 LTIP Performance Rights, the Committee undertook a holistic review of performance over the five-year period (from FY2022 to FY2026). The Committee noted BHP's continued progress in S&S outcomes (noting, however, the two fatalities in FY2023 and one in FY2024 were taken into account in determining CDP outcomes for those years), strong operational performance with improving production and cost performance, and significant returns to shareholders.

In respect of the vesting of FY2021 CDP Deferred Rights (5 Year) and the 2021 LTIP Performance Rights, the Committee did not identify any reason to exercise its downwards discretion.

Five-year share price, dividend and earnings history

The following table outlines BHP's historical financial performance. These elements impact the CDP scorecard outcomes and LTIP performance outcomes. The highest and lowest closing share price during FY2026 were A$65.59 and A$36.57, respectively.

	FY2026	FY2025	FY2024	FY2023	FY2022
Share price at beginning of year (A$)	**36.57**	43.30	45.26	40.05	48.22
Share price at end of year (A$)	**59.40**	36.75	42.68	44.99	41.25
Dividends paid (A$)	**1.96**	1.90	2.35	3.92	10.18[1]
Attributable profit (US$ million, as reported)	**9,833**	9,019	7,897	12,921	30,900

1. The FY2022 dividends paid includes A$5.38 in respect of the in-specie dividend associated with the merger of the Petroleum business with Woodside.

CEO transition – remuneration arrangements

As announced on 18 March 2026, the Board appointed Brandon Craig to the position of CEO and Director of BHP Group Limited, effective 1 July 2026. Brandon succeeds Mike Henry, who stepped down on 30 June 2026 after six and a half years in the role.

Incoming CEO – Brandon Craig

The Board confirmed the following remuneration arrangements effective from 1 July 2026:

- base salary of US$1,900,000 per annum
- superannuation/pension plan contributions of 10 per cent of base salary
- CDP and LTIP opportunity that is consistent with the current CEO's incentive arrangements including:
  - CDP target opportunity ('at risk') of 240 per cent of base salary, with a maximum opportunity of 360 per cent of base salary and a minimum potential outcome of zero
  - LTIP target opportunity ('at risk') of 200 per cent of base salary
  - BHP will seek shareholder approval for Brandon's FY2026 CDP Deferred Rights and 2026 LTIP Performance Rights at our upcoming 2026 AGM in October
- one-time relocation allowance to support the CEO's relocation from Chile to Melbourne of US$451,000 gross
- 12-month notice period and MSR and post-employment shareholding requirement that is consistent with the former CEO's arrangements

Other benefits (notional 10 per cent of base salary) may be approved by the Committee from time to time and include tax return preparation, financial planning/advice, partner travel, car parking and health insurance.

Outgoing CEO – Mike Henry

Mike stepped down as CEO on 30 June 2026 and will continue to provide support for the period to 30 November 2026 (his employment end date). He will receive his contractual entitlements and benefits outlined below:

- payment of his fixed remuneration up to his employment end date, and four months payment in lieu of notice
- payment of statutory accrued leave entitlements
- participation in the FY2026 CDP award with CDP Deferred Rights (5 Year) component to be pro-rated to the employment end date
- no participation in the 2026 LTIP Performance Rights
- unvested CDP Deferred Rights (2 Year) will continue on foot and vest in the ordinary course
- unvested CDP Deferred Rights (5 Year) and LTIP Performance Rights will be pro-rated to the employment end date and remain on foot, with vesting occurring in the ordinary course subject to satisfaction of the applicable vesting conditions
- other benefits including health insurance, relocation support and tax return preparation in required countries for the period relating to his employment

In addition, Mike must comply with a two-year post-employment shareholding requirement from the cessation of his employment, which will be the lower of Mike's MSR or his actual shareholding at the date of cessation.

FY2026 remuneration received by the CEO (Mike Henry)

The table below is a voluntary, non-statutory and unaudited disclosure of the remuneration received by the CEO during FY2026 and FY2025. It differs from the audited remuneration disclosed in accordance with the Australian Accounting Standards (refer to KMP remuneration table and Financial Statements note 25 'Key management personnel') and is intended to provide greater transparency for shareholders by reflecting actual remuneration received.

The difference between the remuneration disclosure in the table below and the KMP remuneration table primarily relates to CDP and LTIP awards. Under Australian Accounting Standards the statutory remuneration calculation requires the fair value of CDP and LTIP awards to be calculated at the time of grant and amortised over the relevant vesting periods irrespective of actual performance outcomes or amounts ultimately received by the executive.

US$('000)		FY2026	FY2025
Mike Henry	Base salary	**1,957**	1,881
	Benefits[1]	**89**	54
	Pension[2]	**196**	188
	CDP[3]	**5,542**	4,965
	LTIP[4]	**2,467**	1,967
	Total	**10,251**	9,055

1. Benefits are non-pensionable and include net movements in leave balances, private health insurance, car parking, fringe benefits tax and personal tax return preparation in required countries.
2. FY2026 and FY2025 pension contributions were provided based on 10 per cent of base salary.
3. The values shown are CDP award outcomes earned based on performance against the CDP scorecard during FY2026 and FY2025. The FY2026 CDP award will be provided one third in cash in September 2026, one third in CDP Deferred Rights (2 Year) vesting at the end of FY2028, with the remaining number of CDP Deferred Rights (5 Year) being pro-rated and vesting at the end of FY2031. The FY2025 CDP Deferred Rights (5 Year) award will be similarly pro-rated.
4. The values shown are LTIP outcomes vested during FY2026 and FY2025 in respect of LTIP Performance Rights granted in 2021 and 2020, respectively. The 2021 LTIP Performance Rights value in FY2026 is an estimate calculated on the average share price for the month of July 2026 (which will be updated in subsequent disclosures). The 2020 LTIP Performance Rights value in FY2025 is an updated value from the 2025 Remuneration Report and is calculated on the actual share price on the vesting date.

122 BHP Annual Report 2026

Remuneration Report continued

Remuneration for Non-executive Directors

Competitive fees and benefits are paid to attract and retain appropriately skilled and globally experienced individuals to BHP's Board.

Shareholders approved the maximum aggregate fee pool for Non-executive Directors of US$3.8 million per annum. The fee pool was approved by shareholders at the 2008 AGM. Travel allowances and non-monetary benefits are not included in this limit.

Non-executive Directors do not have any performance-based at-risk remuneration and do not receive any equity awards as part of their remuneration.

Non-executive Director fees

The Group Chair is paid a single fee for all responsibilities. All other Non-executive Directors are paid a base fee and relevant Committee membership fees. Committee Chairs and the Senior Independent Director are paid a fee to reflect their extra responsibilities.

All fee levels are reviewed annually. Annual reviews consider global benchmarking and advice provided by external advisers, as required. Fee levels reflect the size and complexity of the Group, market benchmarking and the financial performance of the Group. Consideration is also given to salary reviews across the rest of the Group.

Where the payment of pension contributions is required by law, these contributions are deducted from the Director's overall fee entitlements.

Subject to securities dealing constraints, Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus relevant Committee membership fees) to the purchase of BHP shares until they achieve an MSR equivalent in value to one year of remuneration. Thereafter they must maintain at least that level of shareholding throughout their tenure. At the end of FY2026, all Non-executive Directors met their MSR other than Mark Vassella who joined the Board on 1 June 2026.

Non-executive Director benefits

Non-executive Directors receive a travel allowance as there is a considerable travel burden required of Non-executive Directors to travel to Board meetings and site visits. Travel allowances are paid on a per trip basis.

Non-executive Directors are reimbursed for the costs of personal tax return preparation if Australia is not their place of residence (including payment of the tax cost associated with the provision of the benefit).

Letters of appointment

The Board has entered into a letter of appointment with each Non-executive Director that contains the terms on which the Non-executive Directors will be appointed. Non-executive Directors are also indemnified by BHP Group Limited. The Board has adopted a policy under which all Non-executive Directors must seek re-election at the AGM each year. As a result of requiring re-election each year, Non-executive Directors do not have a fixed term in their letter of appointment.

A Non-executive Director may resign on reasonable notice. No payments are made to Non-executive Directors on loss of office.

FY2027 fees and allowances

A benchmarking assessment undertaken during FY2026 identified that the base annual fees for the Chair and Non-executive Directors were no longer aligned with market benchmarks for comparable roles at relevant global peer companies. As a result, the Board determined that the base annual fees for the Chair and Non-executive Directors will increase by 10 per cent with effect 1 July 2026. The increases are within the current Non-executive Director fee pool, as approved by shareholders in 2008 and reflect the expectations, accountabilities and workloads of each of the Chair and Non-executive Directors. There is no change to the fees for other Committee roles or other allowances in FY2027.

The below table sets out the annualised total remuneration and total fixed fees for FY2026 and FY2027.

Levels of fees and travel allowances for Non-executive Directors (in US$)	FY2026	FY2027
Group Chair's base annual fee	962,000	**1,058,200**
Base annual fee	175,000	**193,000**
Plus additional fees for:		
Senior Independent Director	53,000	**53,000**
Committee Chair:		
Risk and Audit	66,000	**66,000**
People and Remuneration	45,000	**45,000**
Sustainability	45,000	**45,000**
Nomination and Governance	No additional fee	**No additional fee**
Committee membership:		
Risk and Audit	32,500	**32,500**
People and Remuneration	27,500	**27,500**
Sustainability	27,500	**27,500**
Nomination and Governance	18,000	**18,000**
Travel allowance:[1]		
In excess of 3 hours and less than 10 hours	7,000	**7,000**
10 hours or more	15,000	**15,000**

1. The travel time thresholds relate to a flight time in excess of three hours to travel to the meeting location (i.e. one-way flight time). Only one travel allowance is paid per round trip.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 123

Statutory remuneration and other disclosures

Executive KMP remuneration table

This table details the payments and benefits of Executive KMP for the period they were KMP. It has been prepared in accordance with the applicable Australian Accounting Standards. There were no sign-on bonuses or termination payments made during FY2026. There were no transactions or loans between Executive KMP (including their related parties) and the Group or any of our subsidiaries during FY2026.

The amounts included in the table below for CDP Deferred Rights and LTIP Performance Rights represent the amortised accounting fair value of these grants estimated at the grant date and are not amounts actually provided to the Executive KMP. The actual value cannot be determined as it is dependent on the share price on the date the award vests. See the Equity awards table on the following page for details of the awards to Executive KMP.

US$ ('000)		Short-term benefits			Post-employment benefits	Share-based payments		
Name	**Financial year**	**Base salary**	**CDP cash**[1]	**Other benefits**[2]	**Pension**	**CDP Deferred Rights (2 and 5 Year)**	**LTIP Performance Rights**	**Total reward**
Mike Henry	**FY2026**	**1,957**	**1,847**	**89**	**196**	**3,551**	**2,230**	**9,870**
	FY2025	1,881	1,655	54	188	2,608	2,123	8,509
Brandon Craig	**FY2026**	**948**	**871**	**85**	**95**	**995**	**868**	**3,862**
	FY2025	860	811	91	86	512	794	3,154
Vandita Pant	**FY2026**	**1,123**	**1,059**	**84**	**112**	**1,659**	**904**	**4,941**
	FY2025	1,060	933	67	106	1,298	773	4,237
Geraldine Slattery	**FY2026**	**1,138**	**1,046**	**67**	**114**	**1,719**	**1,097**	**5,181**
	FY2025	1,087	999	26	109	1,470	990	4,681

1. The FY2026 CDP cash component will be paid in September 2026.
2. Other short-term benefits include non-monetary items, such as health insurance, car parking, fringe benefits tax, relocation costs and personal tax return preparation in required countries.

Non-executive Directors remuneration table

This table details the payments and benefits of Non-executive Directors for the period they were Non-executive Directors in accordance with the applicable Australian Accounting Standards. No termination benefits were paid to Non-executive Directors. There were no transactions or loans between Non-executive Directors (including their related parties) and the Group or any of our subsidiaries during FY2026.

US$ ('000)		Short-term		Post-employment	
Name	**Financial year**	**Base and committee fees**	**Other benefits**[1]	**Pension**	**Total reward**
Xiaoqun Clever-Steg	**FY2026**	**190**	**76**	**18**	**284**
	FY2025	195	76	13	284
Gary Goldberg	**FY2026**	**274**	**113**	**–**	**387**
	FY2025	274	75	–	349
Michelle Hinchliffe	**FY2026**	**259**	**82**	**–**	**341**
	FY2025	259	75	–	334
Don Lindsay	**FY2026**	**220**	**90**	**15**	**325**
	FY2025	227	52	8	287
Ross McEwan	**FY2026**	**942**	**89**	**20**	**1,051**
	FY2025	400	66	19	485
Christine O'Reilly	**FY2026**	**250**	**22**	**20**	**292**
	FY2025	266	51	5	322
Catherine Tanna	**FY2026**	**245**	**37**	**20**	**302**
	FY2025	246	36	19	301
Mark Vassella[2]	**FY2026**	**17**	**15**	**2**	**34**
Dion Weisler	**FY2026**	**210**	**37**	**20**	**267**
	FY2025	211	36	19	266

1. Other short-term benefits include travel allowances, fringe benefits tax and personal tax return preparation in required countries.
2. The FY2026 remuneration for Mark Vassella relates to part of the year only, as he joined the Board on 1 June 2026.

124 BHP Annual Report 2026

Remuneration Report continued

Equity awards

This table details the Executive KMP equity incentives which were granted, vested or lapsed during the reporting period, and were otherwise 'on foot'. Each CDP Deferred Right or LTIP Performance Right is a right to acquire one ordinary share in BHP Group Limited upon satisfaction of the vesting conditions.

Executive KMP were KMP during the entire reporting period.

Award type[1]	Date of grant	At 1 July 2025	Granted	Vested[2]	Lapsed/ forfeited	At 30 June 2026	Vesting date (estimate)	Market price on grant date[3]	Market price on vesting date	Gain on awards ('000)	DEP on awards ('000)
Mike Henry[4]											
2025 CDP (5 Year)	31 Oct 25	–	63,669	–	–	63,669	Aug 30	A$43.45	–	–	–
2025 CDP (2 Year)	31 Oct 25	–	63,669	–	–	63,669	Aug 27	A$43.45	–	–	–
2024 CDP (5 Year)	8 Nov 24	35,042	–	–	–	35,042	Aug 29	A$43.40	–	–	–
2024 CDP (2 Year)	8 Nov 24	35,042	–	–	–	35,042	Aug 26	A$43.40	–	–	–
2023 CDP (5 Year)	8 Nov 23	43,106	–	–	–	43,106	Aug 28	A$44.70	–	–	–
2023 CDP (2 Year)	8 Nov 23	43,106	–	43,106	–	–	22 Aug 25	A$44.70	A$42.00	A$1,810	A$185
2022 CDP (5 Year)	22 Nov 22	44,335	–	–	–	44,335	Aug 27	A$43.48	–	–	–
2021 CDP (5 Year)	23 Nov 21	55,246	–	–	–	55,246	Aug 26	A$38.05	–	–	–
2020 CDP (5 Year)	20 Oct 20	49,692	–	49,692	–	–	22 Aug 25	A$35.90	A$42.00	A$2,087	A$809
2025 LTIP	31 Oct 25	–	151,581	–	–	151,581	Aug 30	A$43.45	–	–	–
2024 LTIP	8 Nov 24	127,848	–	–	–	127,848	Aug 29	A$43.40	–	–	–
2023 LTIP	8 Nov 23	125,124	–	–	–	125,124	Aug 28	A$44.70	–	–	–
2022 LTIP	22 Nov 22	118,853	–	–	–	118,853	Aug 27	A$43.48	–	–	–
2021 LTIP	23 Nov 21	120,099	–	–	–	120,099	Aug 26	A$38.05	–	–	–
2020 LTIP	20 Oct 20	157,138	–	51,856	105,282	–	22 Aug 25	A$35.90	A$42.00	A$2,178	A$845
Brandon Craig											
2025 CDP (5 Year)	31 Oct 25	–	31,215	–	–	31,215	Aug 30	A$43.45	–	–	–
2025 CDP (2 Year)	31 Oct 25	–	31,215	–	–	31,215	Aug 27	A$43.45	–	–	–
2024 CDP (5 Year)	8 Nov 24	5,835	–	–	–	5,835	Aug 29	A$43.40	–	–	–
2024 CDP (2 Year)	8 Nov 24	5,835	–	–	–	5,835	Aug 26	A$43.40	–	–	–
2025 LTIP	31 Oct 25	–	61,940	–	–	61,940	Aug 30	A$43.45	–	–	–
2024 LTIP	8 Nov 24	47,276	–	–	–	47,276	Aug 29	A$43.40	–	–	–
FY24 MAP	8 Dec 23	23,600	–	–	–	23,600	Aug 28	A$47.74	–	–	–
FY24 MAP	8 Dec 23	23,600	–	–	–	23,600	Aug 27	A$47.74	–	–	–
FY24 MAP	27 Sep 23	23,600	–	–	–	23,600	Aug 26	A$43.49	–	–	–
FY23 MAP	21 Sep 22	19,938	–	19,938	–	–	22 Aug 25	A$37.96	A$42.00	A$837	–
Vandita Pant											
2025 CDP (5 Year)	31 Oct 25	–	35,876	–	–	35,876	Aug 30	A$43.45	–	–	–
2025 CDP (2 Year)	31 Oct 25	–	35,876	–	–	35,876	Aug 27	A$43.45	–	–	–
2024 CDP (5 Year)	8 Nov 24	20,470	–	–	–	20,470	Aug 29	A$43.40	–	–	–
2024 CDP (2 Year)	8 Nov 24	20,470	–	–	–	20,470	Aug 26	A$43.40	–	–	–
2023 CDP (5 Year)	8 Nov 23	22,682	–	–	–	22,682	Aug 28	A$44.70	–	–	–
2023 CDP (2 Year)	8 Nov 23	22,682	–	22,682	–	–	22 Aug 25	A$44.70	A$42.00	A$953	A$97
2022 CDP (5 Year)	22 Nov 22	17,834	–	–	–	17,834	Aug 27	A$43.48	–	–	–
2021 CDP (5 Year)	23 Nov 21	20,347	–	–	–	20,347	Aug 26	A$38.05	–	–	–
2025 LTIP	31 Oct 25	–	74,059	–	–	74,059	Aug 30	A$43.45	–	–	–
2024 LTIP	8 Nov 24	60,277	–	–	–	60,277	Aug 29	A$43.40	–	–	–
2023 LTIP	8 Nov 23	45,632	–	–	–	45,632	Aug 28	A$44.70	–	–	–
2022 LTIP	22 Nov 22	43,296	–	–	–	43,296	Aug 27	A$43.48	–	–	–
2021 LTIP	23 Nov 21	34,440	–	–	–	34,440	Aug 26	A$38.05	–	–	–
FY21 MAP	20 Oct 20	27,731	–	27,731	–	–	22 Aug 25	A$35.90	A$42.00	A$1,165	A$452

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 125

Award type[1]	Date of grant	At 1 July 2025	Granted	Vested[2]	Lapsed/ forfeited	At 30 June 2026	Vesting date (estimate)	Market price on grant date[3]	Market price on vesting date	Gain on awards ('000)	DEP on awards ('000)
Geraldine Slattery											
2025 CDP (5 Year)	31 Oct 25	–	38,453	–	–	38,453	Aug 30	A$43.45	–	–	–
2025 CDP (2 Year)	31 Oct 25	–	38,453	–	–	38,453	Aug 27	A$43.45	–	–	–
2024 CDP (5 Year)	8 Nov 24	19,981	–	–	–	19,981	Aug 29	A$43.40	–	–	–
2024 CDP (2 Year)	8 Nov 24	19,981	–	–	–	19,981	Aug 26	A$43.40	–	–	–
2023 CDP (5 Year)	8 Nov 23	22,870	–	–	–	22,870	Aug 28	A$44.70	–	–	–
2023 CDP (2 Year)	8 Nov 23	22,870	–	22,870	–	–	22 Aug 25	A$44.70	A$42.00	A$961	A$98
2022 CDP (5 Year)	22 Nov 22	23,784	–	–	–	23,784	Aug 27	A$43.48	–	–	–
2021 CDP (5 Year)	23 Nov 21	28,258	–	–	–	28,258	Aug 26	A$38.05	–	–	–
2020 CDP (5 Year)	20 Oct 20	28,562	–	28,562	–	–	22 Aug 25	A$35.90	A$42.00	A$1,200	A$465
2025 LTIP	31 Oct 25	–	77,089	–	–	77,089	Aug 30	A$43.45	–	–	–
2024 LTIP	8 Nov 24	65,004	-	–	–	65,004	Aug 29	A$43.40	–	–	–
2023 LTIP	8 Nov 23	61,359	–	–	–	61,359	Aug 28	A$44.70	–	–	–
2022 LTIP	22 Nov 22	58,237	–	–	–	58,237	Aug 27	A$43.48	–	–	–
2021 LTIP	23 Nov 21	52,543	–	–	–	52,543	Aug 26	A$38.05	–	–	–
2020 LTIP	20 Oct 20	60,660	–	20,018	40,642	–	22 Aug 25	A$35.90	A$42.00	A$841	A$326

1. BHP senior management who are not KMP receive long-term incentive awards under BHP's Management Award Plan (MAP). This table reflects MAP awards received by Executive KMP prior to commencement as KMP. More information on the MAP can be found in Financial Statements note 26 'Employee share ownership plans' section of the Financial Statements.
2. The percentage that vested during FY2026 are as follows: CDP Deferred Rights 100% and LTIP Performance Rights 33%.
3. The IFRS fair value on the grant date in FY2026 for the CDP Deferred Rights was A$44.37 and LTIP Performance Rights was A$26.44.
4. As disclosed in the 'CEO transition – remuneration arrangements' Mike Henry's unvested CDP Deferred Rights (5 Year) and LTIP Performance Rights will be pro-rated on his cessation of employment from BHP.

Additional information regarding the prior year incentive awards that are 'on foot' can be found in the Remuneration Report of the relevant year in which the grant was made. There has been no alteration to the terms and conditions of any grants since the grant date. Related parties of Executive KMP do not hold interests under BHP's employee equity plans.

BHP's shareholders approved the grant of FY2025 CDP Deferred Rights and 2025 LTIP Performance Rights to the CEO in accordance with ASX Listing Rule 10.14 at the 2025 AGM.

Ordinary shareholdings and transactions

This table shows movements during the reporting period in the number of fully paid ordinary shares of BHP Group Limited held directly, indirectly or beneficially, by each KMP, including their related parties. No shares are held nominally by any KMP or their related parties. These are ordinary shares held without performance conditions or restrictions and are included in MSR calculations for each individual.

For KMP that commenced as KMP during the reporting period, the 'At 1 July 2025' value reflects the shares held at the date they commenced as KMP. For KMP that ceased to be KMP during the reporting period, the 'At 30 June 2026' value reflects the shares held at the date they ceased being KMP.

	At 1 July 2025	Purchased	Received as remuneration	Sold	At 30 June 2026
Executive KMP					
Mike Henry	478,035	–	144,654	66,295	**556,394**
Brandon Craig	36,585	–	19,938	8,684	**47,839**
Vandita Pant	211,935	–	50,413	11,413	**250,935**
Geraldine Slattery[1]	238,028	–	71,450	32,479	**276,999**
Non-executive Directors					
Xiaoqun Clever-Steg	10,000	–	–	–	**10,000**
Gary Goldberg[2]	24,000	–	–	–	**24,000**
Michelle Hinchliffe	12,330	–	–	–	**12,330**
Don Lindsay	10,000	–	–	–	**10,000**
Ross McEwan	45,000	–	–	–	**45,000**
Christine O'Reilly	10,620	–	–	–	**10,620**
Catherine Tanna	10,400	–	–	–	**10,400**
Mark Vassella[3]	4,825	–	–	–	**4,825**
Dion Weisler	11,494	–	–	–	**11,494**

1. 2,042 of Geraldine Slattery's shares were held in the form of American Depositary Shares.
2. 12,000 of Gary Goldberg's shares were held in the form of American Depositary Shares.
3. Shares shown as held by Mark Vassella at 1 July 2025 is the balance held at the date of joining the Board on 1 June 2026.

126 BHP Annual Report 2026
[GRAPHIC APPEARS HERE]Remuneration Report continued
This Remuneration Report was approved by the Board on 18 August 2026 and signed on its behalf by:
[GRAPHIC APPEARS HERE]
Christine O’Reilly
Chair, People and Remuneration Committee 18 August 2026
Abbreviation AGM CDP CEO DEP ELT GHG HSEC IFRS Item Annual General Meeting Cash and Deferred Plan Chief Executive Officer Dividend equivalent payment Executive Leadership Team Greenhouse gas Health, safety, environment and community International Financial Reporting Standards Abbreviation KMP LTIP MAP MSR ROCE S&S TSR Item Key Management Personnel Long Term Incentive Plan Management Award Plan Minimum shareholding requirement Return on capital employed Safety and sustainability Total shareholder return

Operating and Financial Review
Sustainability Report
Governance
Financial Statements
Additional Information

[GRAPHIC APPEARS HERE]
Financial Statements
1 Consolidated Financial Statements
1.1 Consolidated Income Statement 128
1.2 Consolidated Statement of Comprehensive Income 128
1.3 Consolidated Balance Sheet 129
1.4 Consolidated Cash Flow Statement 130
1.5 Consolidated Statement of Changes in Equity 131
1.6 Notes to the Financial Statements 134
2 [GRAPHIC APPEARS HERE]Consolidated entity disclosure statement 186
3 [GRAPHIC APPEARS HERE]Directors’ declaration 190
4 [GRAPHIC APPEARS HERE]Lead auditor’s independence declaration under
Section 307C of the Australian Corporations Act 2001 191
5 [GRAPHIC APPEARS HERE]Independent auditor’s report to the members of
BHP Group Limited 192
[GRAPHIC APPEARS HERE]Notes to the Financial Statements Performance
1 Segment reporting 134
2 Revenue 136
3 Exceptional items 137
4 Significant events – Samarco dam failure 139
5 Expenses and other income 144
6 Income tax expense 145
7 Earnings per share 147
Working capital
8 Trade and other receivables 148
9 Trade and other payables 148
10 Inventories 148
Resource assets
11 Property, plant and equipment 149
12 Intangible assets 151
13 Impairment of non-current assets 152
14 Deferred tax balances 154
15 Closure and rehabilitation provisions 155
16 Climate change 157
Capital structure
17 Share capital 160
18 Other equity 160
19 Dividends 161
20 Provisions for dividends and other liabilities 162
Financial management
21 Net debt 162
22 Leases 164
23 Net finance costs 166
24 Financial risk management 167
Employee matters
25 Key management personnel 173
26 Employee share ownership plans 174
27 Employee benefits, restructuring and post-retirement
employee benefits provisions 175
Group and related party information
28 Subsidiaries 177
29 Investments accounted for using the equity method 177
30 Interests in joint operations 180
31 Related party transactions 180
Unrecognised items and uncertain events
32 Contingent liabilities 181
33 Subsequent events 181
Other items
34 Auditor’s remuneration 182
35 BHP Group Limited 182
36 Deed of Cross Guarantee 183
37 New and amended accounting standards and
interpretations and changes to accounting policies 185
54971-003 17Aug26 20:04 Page 130

128 BHP Annual Report 2026
1 [GRAPHIC APPEARS HERE]Consolidated Financial Statements
1.1 Consolidated Income Statement
for the year ended 30 June 2026
Notes Revenue 2 Other income 5 Expenses excluding net finance costs 5 Profit/(loss) from equity accounted investments, related impairments and expenses 29 Profit from operations Financial expenses Financial income Net finance costs 23 Profit before taxation Income tax expense Royalty related taxation (net of income tax benefit) Total taxation expense 6 Profit after taxation Attributable to non controlling interests Attributable to BHP shareholders Basic earnings per ordinary share (cents) 7 Diluted earnings per ordinary share (cents) 7 2026 US$M 58,760 514 (35,979) 574 23,869 (2,059) 604 (1,455) 22,414 (7,991) (1,397) (9,388) 13,026 3,193 9,833 193.6 193.2 2025 US$M 51,262 368 (32,319) 153 19,464 (1,771) 660 (1,111) 18,353 (6,130) (1,080) (7,210) 11,143 2,124 9,019 177.8 177.4 2024 US$M 55,658 1,285 (36,750) (2,656) 17,537 (2,198) 709 (1,489) 16,048 (6,015) (432) (6,447) 9,601 1,704 7,897 155.8 155.5
The accompanying notes form part of these Financial Statements.
1.2 Consolidated Statement of Comprehensive Income
for the year ended 30 June 2026
Notes Profit after taxation Other comprehensive income Items that may be reclassified subsequently to the income statement: Hedges: (Losses)/gains taken to equity Losses/(gains) transferred to the income statement Tax recognised within other comprehensive income 6 Total items that may be reclassified subsequently to the income statement Items that will not be reclassified to the income statement: Re measurement (losses)/gains on pension and medical schemes Equity investments held at fair value Tax recognised within other comprehensive income 6 Total items that will not be reclassified to the income statement Total other comprehensive (loss)/income Total comprehensive income Attributable to non controlling interests Attributable to BHP shareholders 2026 US$M 13,026 (237) 129 33 (75) (12) 12 4 4 (71) 12,955 3,190 9,765 2025 US$M 11,143 346 (392)49 14 (32)11 (8) 23 3 18 (14)9 11,129 2,119 9,010 2024 US$M 9,601 (33) (5) 41 (30) (13) (2) 9,610 1,708 7,902
The accompanying notes form part of these Financial Statements.
54971-003 17Aug26 20:04 Page 131

Operating and Financial Review
Sustainability Report
Governance
Financial Statements
Additional Information

1.3 Consolidated Balance Sheet
as at 30 June 2026
Notes ASSETS Current assets Cash and cash equivalents 21 Trade and other receivables 8 Other financial assets 24 Inventories 10 Current tax assets Other Total current assets Non current assets Trade and other receivables 8 Other financial assets 24 Inventories 10 Property, plant and equipment 11 Intangible assets 12 Investments accounted for using the equity method 29 Non current tax assets Deferred tax assets 14 Other Total non current assets Total assets LIABILITIES Current liabilities Trade and other payables 9 Interest bearing liabilities 21 Other financial liabilities 24 Current tax payable Provisions 4,15,20,27 Deferred income Total current liabilities Non current liabilities Trade and other payables 9 Interest bearing liabilities 21 Other financial liabilities 24 Non current tax payable Deferred tax liabilities 14 Provisions 4,15,20,27 Deferred income Total non current liabilities Total liabilities Net assets EQUITY Share capital 17 Treasury shares17 Reserves18 Retained earnings Total equity attributable to BHP shareholders Non controlling interests18 Total equity 2026 US$M 18,532 5,011 619 6,591 33 247 31,033 79 911 1,790 80,046 2,113 4,414 37 114 850 90,354 121,387 7,579 2,684 317 1,049 4,768 68 16,465 48 24,437 5,606 37 3,101 15,336 36 48,601 65,066 56,321 5,179 (39) 62 45,721 50,923 5,398 56,321 2025 US$M 11,894 4,116 561 5,538 545 176 22,830 137 1,122 1,440 76,457 1,924 4,107 —  78 695 85,960 108,790 6,637 2,018 214 900 5,823 47 15,639 33 22,478 1,364 3 3,506 13,498 51 40,933 56,572 52,218 5,015 (18) (2) 42,670 47,665 4,553 52,218
The accompanying notes form part of these Financial Statements.
The Financial Statements were approved by the Board of Directors on 18 August 2026 and signed on its behalf by:
[GRAPHIC APPEARS HERE]
Ros5s M4c9Ew7a1n -003

130 BHP Annual Report 2026
[GRAPHIC APPEARS HERE]1 Consolidated Financial Statements continued
1.4 Consolidated Cash Flow Statement
for the year ended 30 June 2026
Notes Operating activities Profit before taxation Adjustments for: Depreciation and amortisation expense Impairments of property, plant and equipment, financial assets and intangibles net of reversals Net finance costs (Profit)/loss from equity accounted investments, related impairments and expenses Other Changes in assets and liabilities: Trade and other receivables Inventories Trade and other payables Provisions and other assets and liabilities Cash generated from operations Dividends received Interest received Interest paid Proceeds from cash management related instruments Net income tax and royalty related taxation refunded Net income tax and royalty related taxation paid Net operating cash flows Investing activities Purchases of property, plant and equipment Exploration and evaluation expenditure Exploration and evaluation expenditure expensed and included in operating cash flows Net investment and funding of equity accounted investments 29 Proceeds from sale of assets Proceeds from sale of subsidiaries, operations and joint operations, net of their cash Other investing Net investing cash flows Financing activities Proceeds from interest bearing liabilities Settlements of debt related instruments Repayment of interest bearing liabilities Proceeds from streaming arrangement liability Settlements of streaming arrangement liability Distributions to non controlling interests Dividends paid Dividends paid to non controlling interests Net financing cash flows Net increase/(decrease) in cash and cash equivalents Cash and cash equivalents, net of overdrafts, at the beginning of the financial year Foreign currency exchange rate changes on cash and cash equivalents Cash and cash equivalents, net of overdrafts, at the end of the financial year 21 2026 US$M 22,414 6,201 2,406 1,455 (574) 666 (841) (1,465) 880 (231) 30,911 895 536 (1,586) 96 467 (9,541) 21,778 (9,849) (408) 347 (2,380) 162 685 (568) (12,011) 3,957 (22) (2,363) 4,300 (41) —  (6,756) (2,355) (3,280) 6,487 11,893 152 18,532 2025 US$M 18,353 5,540 108 1,111 (153) 831 776 64 (116) (249) 26,265 375 608 (1,478) 195 448 (7,721) 18,692 (9,398) (396) 346 (3,984) 127 535 (580) (13,350) 4,129 (147) (1,675) —  —  (2) (6,403) (1,873) (5,971) (629) 12,498 24 11,893 2024 US$M 16,048 5,295 3,890 1,489 2,656 (243) (290) (530) (27) (469) 27,819 397 724 (1,680) 361 547 (7,503) 20,665 (8,816) (457) 399 (701) 149 1,072 (408) (8,762) 5,091 (321) (7,327) —  —  (13) (7,675) (1,424) (11,669) 234 12,423 (159) 12,498
The accompanying notes form part of these Financial Statements.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 131

1.5 Consolidated Statement of Changes in Equity

for the year ended 30 June 2026

	Attributable to BHP shareholders						
US$M	**Share capital**	**Treasury shares**	**Reserves**	**Retained earnings**	**Total equity attributable to BHP shareholders**	**Non-controlling interests**	**Total equity**
Balance as at 1 July 2025	5,015	(18)	(2)	42,670	47,665	4,553	52,218
Total comprehensive income	–	–	(64)	9,829	9,765	3,190	12,955
Transactions with owners:							
Shares issued	164	(164)	–	–	–	–	–
Employee share awards exercised net of employee contributions net of tax	–	143	(120)	(23)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	(4)	4	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	188	–	188	–	188
Dividends	–	–	–	(6,761)	(6,761)	(2,355)	(9,116)
Transfers within equity on divestment of subsidiaries, operations and joint operations	–	–	(2)	2	–	–	–
Equity contributed net of tax	–	–	66	–	66	10	76
Balance as at 30 June 2026	5,179	(39)	62	45,721	50,923	5,398	56,321
Balance as at 1 July 2024	4,899	(36)	(15)	39,963	44,811	4,309	49,120
Total comprehensive income	–	–	(9)	9,019	9,010	2,119	11,129
Transactions with owners:							
Shares issued	116	(116)	–	–	–	–	–
Employee share awards exercised net of employee contributions net of tax	–	134	(107)	(27)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	(1)	1	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	130	–	130	–	130
Dividends	–	–	–	(6,286)	(6,286)	(1,873)	(8,159)
Distribution to non-controlling interests	–	–	–	–	–	(2)	(2)
Balance as at 30 June 2025	5,015	(18)	(2)	42,670	47,665	4,553	52,218
Balance as at 1 July 2023	4,737	(41)	13	39,787	44,496	4,034	48,530
Total comprehensive income	–	–	(18)	7,920	7,902	1,708	9,610
Transactions with owners:							
Shares issued	162	(162)	–	–	–	–	–
Employee share awards exercised net of employee contributions net of tax	–	167	(134)	(33)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	(1)	1	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	129	–	129	–	129
Dividends	–	–	–	(7,712)	(7,712)	(1,424)	(9,136)
Distribution to non-controlling interests	–	–	(4)	–	(4)	(9)	(13)
Balance as at 30 June 2024	4,899	(36)	(15)	39,963	44,811	4,309	49,120

The accompanying notes form part of these Financial Statements.

132 BHP Annual Report 2026
[GRAPHIC APPEARS HERE]1 Consolidated Financial Statements continued
Basis of preparation
The Consolidated Financial Statements (Financial Statements) comprise BHP Group Limited (BHP or the Company) together with its controlled entities (Group) for the year ended 30 June 2026. BHP Group Limited, incorporated and domiciled in Australia, is a for profit company limited by shares which are publicly traded on the Australian Securities Exchange. BHP Group Limited also has an international secondary listing on the London Stock Exchange (LSE), a secondary listing on the Johannesburg Stock Exchange and is listed on the New York Stock Exchange (NYSE) in the United States.
Directors of BHP have included information in the Financial Statements they deem to be material and relevant to the understanding of the Financial Statements. Disclosure may be considered material and relevant if the dollar amount is significant due to its size or nature, or the information is important to understand the:
– Group’s current year results
– impact of significant changes in the Group’s business or
– aspects of the Group’s operations that are important to future performance
The Board of Directors resolved to authorise the issue of the financial report on 18 August 2026.
Basis of preparation and measurement
The Group’s Financial Statements as at and for the year ended 30 June 2026:
– are a consolidated general purpose financial report
– have been prepared in accordance with the requirements of:
– the Australian Corporations Act 2001 (Corporations Act 2001)
– Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (collectively referred to as IFRS)
– are prepared on a going concern basis as the Directors:
– have made an assessment of the Group’s ability to continue as a going concern for the 12 months from the date of this report
– consider it appropriate to adopt the going concern basis of accounting in preparing the Group’s Financial Statements
– measure items on the basis of historical cost principles, except for the following items:
– derivative financial instruments and certain other financial assets and liabilities, which are carried at fair value
– non-current assets or disposal groups that are classified as held-for-sale or held-for-distribution, which are measured at the lower of carrying amount and fair value less costs to sell
– include material accounting policies in the notes to the Financial Statements, specifically where accounting policy choices have been made in relation to the recognition and measurement basis used and are relevant to an understanding of the Financial Statements
– apply a presentation currency of US dollars, consistent with the predominant functional currency of the Group’s operations.
Amounts are rounded to the nearest million dollars, unless otherwise stated, in accordance with ASIC (Rounding in Financial/Directors’
Reports) Instrument 2026/183
– present reclassified comparative information where required for consistency with the current year’s presentation
– adopt all new and amended standards and interpretations under IFRS that are mandatory for application in periods beginning on 1 July 2025.
None had a significant impact on the Financial Statements
– have not early adopted any standards and interpretations that have been issued or amended but are not yet effective. Refer to note 37 ‘New and amended accounting standards and interpretations and changes to accounting policies’
The accounting policies are consistently applied by all entities included in the Financial Statements.
In assessing the appropriateness of the going concern assumption over the going concern period, management has stress tested BHP’s most recent financial projections to incorporate a range of potential future outcomes by considering BHP’s principal risks. The Group’s financial forecasts, including downside commodity price and production scenarios, demonstrate that the Group believes that it has sufficient financial resources to meet its obligations as they fall due throughout the going concern period. As such, the Financial Statements continue to be prepared on the going concern basis.
Principles of consolidation
A list of significant entities in the Group, including subsidiaries, joint arrangements and associates at 30 June 2026 is contained in note 28 ‘Subsidiaries’, note 29 ‘Investments accounted for using the equity method’ and note 30 ‘Interests in joint operations’.
Subsidiaries: The Financial Statements of the Group include the consolidation of BHP Group Limited (the Company or parent entity) and its subsidiaries, being the entities controlled by the parent entity during the year. Control exists where the Group:
– has power over the investee
– is exposed to, or has rights to, variable returns from its involvement with the entity
– has the ability to affect those returns through its power to direct the activities of the entity
The ability to approve the operating and capital budget of an entity and the ability to appoint key management personnel are decisions (among others) that demonstrate that the Group has the existing rights to direct the relevant activities of an entity.
Where the Group’s interest is less than 100 per cent, the interest attributable to outside shareholders is reflected in non controlling interests.
Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Company.
The financial information of subsidiaries is prepared for the same reporting period as the Group. The acquisition method of accounting is used to account for the Group’s business combinations.
Joint arrangements: The Group undertakes a number of business activities through joint arrangements, which exist when two or more parties have joint control. Joint arrangements are classified as either joint operations or joint ventures, based on the contractual rights and obligations between the parties to the arrangement:
– Joint operations: A joint operation is an arrangement in which the Group shares joint control, primarily via contractual arrangements with other parties. In a joint operation, the Group has rights to the underlying assets and obligations for the liabilities relating to the arrangement. This includes situations where the parties benefit from the joint activity through a share of substantially all of the output, rather than by receiving a share of the results of trading. In relation to the Group’s interest in a joint operation, the Group recognises: its assets and liabilities, including its share of any assets and liabilities held or incurred jointly; revenue from the sale of its share of the output and its share of any revenue generated from the sale of the output by the joint operation; and its expenses including its share of expenses incurred jointly. All such amounts are allocated in accordance with the terms of the arrangement, which is usually in proportion to the Group’s interest in the joint operation.
The Group accounts for the assets, liabilities, revenue and expenses relating to its interest in a joint operation in accordance with the IFRS Standards applicable to the particular assets, liabilities, revenue and expenses.
– Joint ventures: A joint venture is a joint arrangement in which the parties that share joint control have rights to the net assets of the arrangement.
A separate vehicle, not the parties, will have the rights to the assets and obligations for the liabilities relating to the arrangement. More than an insignificant share of output from a joint venture may be sold to third parties, which indicates the joint venture is not dependent on the parties to the arrangement for funding, nor do the parties have an obligation for the liabilities of the arrangement. Joint ventures are accounted for using the equity method as outlined below.

Operating and Financial Review
Sustainability Report
Governance
Financial Statements
Additional Information

Associates: The Group accounts for investments in associates using the equity method as outlined below. An entity is considered an associate where the Group is deemed to have significant influence but not control or joint control. Significant influence is presumed to exist where the Group:
– has over 20 per cent but less than 50 per cent of the voting rights of an entity, unless it can be clearly demonstrated that this is not the case or
– holds less than 20 per cent of the voting rights of an entity; however, has the power to participate in the financial and operating policy decisions affecting the entity
The Group uses the term ‘equity accounted investments’ to refer to joint ventures and associates collectively.
Under the equity method, an investment in an associate or a joint venture is recognised initially at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture, the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.
The financial information of joint arrangements is prepared for the same reporting period as the Group. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 30 June in order to report on an annual basis consistent with the Group’s reporting date.
Foreign currencies
Transactions related to the Group’s worldwide operations are conducted in a number of foreign currencies. The majority of the subsidiaries, joint arrangements and associates within each of the operations have assessed US dollars as the functional currency. Subsidiaries, joint arrangements and associates that have functional currencies other than US dollars are not material to the financial performance or the financial position of the Group.
Foreign exchange gains and losses are recognised in the income statement, except for qualifying cash flow hedges (which are deferred to equity) and foreign exchange gains or losses on foreign currency provisions for site closure and rehabilitation costs (which are capitalised in property, plant and equipment for operating sites).
Significant judgements and estimates
The Group’s accounting policies require the use of judgement, estimates and assumptions. All judgements, estimates and assumptions are based on the most current facts and circumstances and are reassessed on an ongoing basis. Actual results in future reporting periods may differ for these estimates under different assumptions and conditions.
Further information regarding the Group’s significant judgements and key estimates and assumptions, being those where changes may materially affect financial results and the carrying amount of assets and liabilities to be reported in the next reporting period, are embedded within the following notes:
4 Significant events – Samarco dam failure
6 Taxation
11 Overburden removal costs
11 Depreciation of property, plant and equipment
13 Impairment of non current assets
15 Closure and rehabilitation provisions
22 Leases
24 Streaming arrangement liability
29 Investments accounted for using the equity method
Additional information including sensitivity analysis, where appropriate, has been provided in the relevant notes to enhance an understanding of the impact of key estimates and assumptions on the Group’s financial position and performance.
Reserve estimates
Reserves are estimates of the amount of product that can be demonstrated to be able to be economically and legally extracted from the Group’s properties. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity and carbon prices and exchange rates.
Estimating the quantity and/or quality of reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data, such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves change from period to period as additional technical and operational data is generated. This process may require complex and difficult geological judgements to interpret the data.
Reserve impact on financial reporting
Estimates of reserves may change from period to period as the economic assumptions used to estimate reserves change and additional geological data is generated during the course of operations. Changes in reserves may affect the Group’s financial results and financial position in a number of ways, including:
– asset carrying values and carrying values of the other financial liability associated with the Antamina silver streaming agreement may be affected due to changes in estimated future production levels
– depreciation, depletion and amortisation charged to the income statement may change where such charges are determined on the units of production basis, or where the useful economic lives of assets change
– overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation
– closure and rehabilitation provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities
– the carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits

134 BHP Annual Report 2026
[GRAPHIC APPEARS HERE]1 Consolidated Financial Statements continued
1.6 Notes to the Financial Statements
Performance
1 Segment reporting
Reportable segments
The Group operated three reportable segments during FY2026, which are aligned with the commodities that are extracted and marketed and reflect the structure used by the Group’s management to assess the performance of the Group.
Iron Ore Mining of iron ore
Coal Mining of steelmaking coal and energy coal
Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel (comprising the Nickel West operations and the West Musgrave project), legacy assets, the Antamina silver streaming activities and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations.
Exploration and technology activities are recognised within relevant segments.
Year ended 30 June 2026 US$M Revenue Underlying EBITDA Depreciation and amortisation Impairment losses1 Underlying EBIT Exceptional items2 Net finance costs Profit before taxation Capital expenditure (cash basis) Profit/(loss) from equity accounted investments, related impairments and expenses Investments accounted for using the equity method Total assets Total liabilities Copper 29,031 18,187 (2,500) (26) 15,661 —  (1,455) 22,414 4,556 894 4,414 50,499 7,030 Iron Ore 23,883 14,529 (2,186) (29) 12,314 (365) 3,048 (320) —  28,276 11,157 Coal 5,590 832 (754) (20) 58 —  415 —  —  10,180 4,076 Group and unallocated items/ eliminations 256 (601) (761) (31) (1,393) (2,406) 1,830 —  —  32,432 42,803 Group total 58,760 32,947 (6,201) (106) 26,640 (2,771) 9,849 574 4,414 121,387 65,066
Year ended 30 June 2025 US$M Revenue Underlying EBITDA Depreciation and amortisation Impairment losses1 Underlying EBIT Exceptional items2 Net finance costs Profit before taxation Capital expenditure (cash basis) Profit/(loss) from equity accounted investments, related impairments and expenses Investments accounted for using the equity method Total assets Total liabilities Copper 22,530 12,326 (2,351) (19) 9,956 —  4,392 464 4,084 46,694 5,810 Iron Ore 22,919 14,396 (2,098) (151) 12,147 (321) 2,617 (245) —  26,320 11,068 Coal 5,046 573 (602) (4) (33) —  525 —  —  10,067 3,710 Group and unallocated items/ eliminations 767 (1,317) (489) (24) (1,830) (455) 1,864 (66) 23 25,709 35,984 Group total 51,262 25,978 (5,540) (198) 20,240 (776) (1,111) 18,353 9,398 153 4,107 108,790 56,572

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information 135

Year ended 30 June 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	18,566	27,952	7,666	1,474	55,658
Underlying EBITDA	8,564	18,913	2,290	(751)	29,016
Depreciation and amortisation	(2,023)	(2,027)	(611)	(634)	(5,295)
Impairment losses[1]	(17)	(61)	(2)	(10)	(90)
Underlying EBIT	6,524	16,825	1,677	(1,395)	23,631
Exceptional items[2]	–	(3,066)	880	(3,908)	(6,094)
Net finance costs					(1,489)
Profit before taxation					16,048
Capital expenditure (cash basis)	3,711	2,033	646	2,426	8,816
Profit/(loss) from equity accounted investments, related impairments and expenses	377	(3,032)	–	(1)	(2,656)
Investments accounted for using the equity method	1,573	–	–	89	1,662
Total assets	42,145	25,569	9,528	25,120	102,362
Total liabilities	5,777	11,757	3,056	32,652	53,242

1. Impairment losses exclude impairment related exceptional items US$2,300 million (2025: exceptional impairment reversal of US$90 million; 2024: exceptional impairment of US$3,800 million).
2. Exceptional items reported in Group and unallocated include proceeds from insurance settlements of US$64 million (2025: US$ nil; 2024: US$ nil) and costs of US$170 million (2025: US$135 million; 2024: US$105 million) in relation to Samarco dam failure. Refer to note 3 'Exceptional items' for further information.

Geographical information

	Revenue by location of customer		
	2026 US$M	2025 US$M	2024 US$M
Australia	**2,855**	2,545	2,393
Europe	**2,183**	1,121	1,702
China	**34,206**	32,083	34,752
Japan	**5,810**	4,177	4,557
India	**3,660**	2,661	3,371
South Korea	**3,218**	2,664	3,069
Rest of Asia	**3,632**	3,331	3,749
North America	**2,707**	2,251	1,601
South America	**489**	429	464
	58,760	51,262	55,658

	Non-current assets by location of assets		
	2026 US$M	2025 US$M	2024 US$M
Australia	**52,854**	50,619	48,991
North America	**9,498**	9,459	6,979
South America	**25,848**	23,940	19,927
Rest of world	**1,092**	742	831
Unallocated assets[1]	**1,062**	1,200	1,296
	90,354	85,960	78,024

1. Unallocated assets comprise non-current tax assets, deferred tax assets and other financial assets.

Underlying EBITDA

Underlying EBITDA is earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and any exceptional items. Underlying EBITDA includes BHP's share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

Exceptional items are excluded from Underlying EBITDA in order to enhance the comparability of such measures from period-to-period and provide investors with further clarity in order to assess the performance of the Group's operations. Management monitors exceptional items separately. Refer to note 3 'Exceptional items' for additional detail.

Segment assets and liabilities

Total segment assets and liabilities of reportable segments represents operating assets and operating liabilities, including the carrying amount of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities as well as current, non-current and deferred tax balances. The carrying value of investments accounted for using the equity method represents the balance of the Group's investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities or deferred tax balances of the equity accounted investment.

136 **BHP** Annual Report 2026

1 Consolidated Financial Statements continued

2 Revenue

Revenue by segment and asset

	2026 US$M	2025 US$M	2024 US$M
Escondida	**17,054**	13,177	10,013
Pampa Norte	**2,857**	2,726	2,375
Copper South Australia	**6,011**	4,655	4,085
Third-party products	**2,996**	1,845	2,021
Other	**113**	127	72
Total Copper[1]	**29,031**	22,530	18,566
Western Australia Iron Ore	**23,726**	22,767	27,805
Third-party products	**19**	28	25
Other	**138**	124	122
Total Iron Ore	**23,883**	22,919	27,952
BHP Mitsubishi Alliance[2]	**3,876**	3,422	5,873
New South Wales Energy Coal	**1,714**	1,624	1,793
Total Coal[3]	**5,590**	5,046	7,666
Group and unallocated items[4]	**256**	767	1,474
Total revenue	**58,760**	51,262	55,658

1. Total Copper revenue includes: copper US$24,485 million (2025: US$19,400 million; 2024: US$16,107 million) and other US$4,546 million (2025: US$3,130 million; 2024: US$2,459 million). Other consists of gold, silver, uranium, zinc and molybdenum.
2. Includes Blackwater and Daunia revenue until their divestment on 2 April 2024.
3. Total Coal revenue includes: steelmaking coal US$3,804 million (2025: US$3,394 million; 2024: US$5,793 million) and energy coal US$1,786 million (2025: US$1,652 million; 2024: US$1,873 million).
4. Group and unallocated items revenue includes: Western Australia Nickel, which transitioned into temporary suspension in December 2024, of US$245 million (2025: US$758 million; 2024: US$1,473 million) and other revenue US$11 million (2025: US$9 million; 2024: US$1 million).

Revenue consists of revenue from contracts with customers of US$57,495 million (2025: US$51,238 million; 2024: US$55,375 million) and other revenue predominantly relating to provisionally priced sales of US$1,265 million (2025: US$24 million; 2024: US$283 million).

Recognition and measurement

The Group generates revenue from the production and sale of commodities. Revenue is recognised when or as control of the promised goods or services passes to the customer. In most instances, control passes when the goods are delivered to a destination specified by the customer, typically on board the customer's appointed vessel. Revenue from the provision of services is recognised over time as the services are provided, but does not represent a significant proportion of total revenue and is aggregated with the respective asset and product revenue for disclosure purposes.

The amount of revenue recognised reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services.

Where the Group's sales are provisionally priced, the final price depends on future index prices. The amount of revenue initially recognised is based on the relevant forward market price. Adjustments between the provisional and final price are accounted for under IFRS 9/AASB 9 'Financial Instruments' (IFRS 9), separately recorded as other revenue and presented as part of the total revenue of each asset. The period between provisional pricing and final invoicing is typically between 60 and 120 days.

Revenue from the sale of significant by-products is included within revenue.

The Group applies the following practical expedients:

- expected consideration is not adjusted for the effects of the time value of money if the period between the delivery and when the customer pays for the promised good or service is one year or less
- no disclosure is provided for information relating to unfulfilled performance obligations, either due to the expected duration of the contract term being one year or less, or for longer term contracts, because the entity has a right to consideration (and can recognise revenue) for goods delivered

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 137

3 Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements. Such items included within the Group's profit for the year are detailed below.

Year ended 30 June 2026	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(1,071)	–	(1,071)
Impairment of Jansen project	(2,300)	–	(2,300)
Total	(3,371)	–	(3,371)
Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(3,371)	–	(3,371)

Samarco Mineração S.A. (Samarco) dam failure

The loss of US$1,071 million (after tax) relates to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Year ended 30 June 2026	US$M
Other income	64
Expenses excluding net finance costs:	
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(215)
Profit/(loss) from equity accounted investments, related impairments and expenses:	
Samarco dam failure provision	(778)
Fair value change on forward exchange derivatives	458
Net finance costs	(600)
Income tax expense	–
Total[1]	(1,071)

1. Refer to note 4 'Significant events – Samarco dam failure' for further information.

Jansen project impairment

The Group recognised an impairment charge of US$2,300 million (before and after tax) in relation to the Jansen project. The impairment charge primarily reflects higher forecast capital intensity for both currently approved phases (Stages 1 and 2) and potential future expansions, reducing the value we would expect a market participant to attribute to the Jansen project, inclusive of the potential future expansions beyond Stage 2. Refer to note 13 'Impairment of non-current assets' for further information on the pre-tax impairment.

The exceptional items relating to the years ended 30 June 2025 and 30 June 2024 are detailed below.

30 June 2025

Year ended 30 June 2025	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(914)	–	(914)
Western Australia Nickel (WAN) temporary suspension	(320)	96	(224)
Total	(1,234)	96	(1,138)
Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(1,234)	96	(1,138)

Samarco Mineração S.A. (Samarco) dam failure

The loss of US$914 million (after tax) related to the Samarco dam failure, which occurred in November 2015, and comprised the following:

Year ended 30 June 2025	US$M
Expenses excluding net finance costs:	
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(211)
Profit/(loss) from equity accounted investments, related impairments and expenses:	
Samarco dam failure provision	(659)
Fair value change on forward exchange derivatives	414
Net finance costs	(458)
Income tax expense	–
Total[1]	(914)

1. Refer to note 4 'Significant events – Samarco dam failure' for further information.

138 **BHP** Annual Report 2026

1 Consolidated Financial Statements continued

3 Exceptional items continued

Western Australia Nickel (WAN) temporary suspension

The Nickel West operations and the West Musgrave project at Western Australia Nickel were transitioned into temporary suspension in December 2024.

The Group recognised costs of US$224 million (after tax) associated with the transition of operations into temporary suspension. Pre-tax costs of US$320 million included US$410 million related to employee redundancies, contract termination costs and inventory adjustments, offset by US$90 million impairment reversals of certain non-current assets from Nickel West operations to be redeployed to other operations within the Group.

30 June 2024

Year ended 30 June 2024	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(3,677)	(85)	(3,762)
Impairment of Western Australia Nickel assets	(3,800)	1,125	(2,675)
Blackwater and Daunia gain on divestment	877	(203)	674
Total	(6,600)	837	(5,763)
Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(6,600)	837	(5,763)

Samarco Mineração S.A. (Samarco) dam failure

The loss of US$3,762 million (after tax) related to the Samarco dam failure, which occurred in November 2015, and comprised the following:

Year ended 30 June 2024	US$M
Expenses excluding net finance costs:	
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(139)
(Loss)/profit from equity accounted investments, related impairments and expenses:	
Samarco dam failure provision	(2,833)
Fair value change on forward exchange derivatives	(199)
Net finance costs	(506)
Income tax expense	(85)
Total[1]	(3,762)

1. Refer to note 4 'Significant events – Samarco dam failure' for further information.

Western Australia Nickel impairment

The Group recognised an impairment charge of US$2,675 million (after tax) in relation to the Western Australia Nickel assets. The impairment charge reflected the oversupply in the global nickel market that had seen a sharp decline in forward nickel prices in the short to medium term, escalation in capital costs for Western Australia Nickel, and changes to development plans including the Group's decision, announced on 11 July 2024, to temporarily suspend Nickel West operations and the West Musgrave project at Western Australia Nickel. Refer to note 13 'Impairment of non-current assets' for further information.

Blackwater and Daunia gain on divestment

On 2 April 2024 BHP and Mitsubishi Development Pty Ltd (MDP) completed the divestment of the Blackwater and Daunia mines (which were part of the BHP Mitsubishi Alliance (BMA)) to Whitehaven Coal. Each of BHP and MDP held a 50% interest in BMA.

Whitehaven Coal paid a US$100 million deposit on signing of the Asset Sale Agreement on 18 October 2023 and a further US$2 billion cash on completion plus a preliminary completion adjustment of US$44.1 million for working capital and other agreed adjustments (100% interest basis).

US$1.1 billion in cash remained payable over 3 years after completion and a potential additional amount up to US$0.9 billion in a price-linked earnout may also be payable over 3 years (100% interest basis). The price-linked earnout is subject to a cap of US$350 million each year and depends on average realised pricing exceeding agreed thresholds for each of the 3 years following completion on 2 April 2024. US$1.0 billion of this deferred and contingent consideration has been paid by Whitehaven Coal as at 30 June 2026.

The total cash consideration for the transaction could be up to US$4.1 billion plus the final completion adjustment amount (100% interest basis).

Details of the gain on divestment was as follows:

	US$M
Net assets disposed	820
Cash consideration – BHP share	1,072
Deferred and contingent consideration[1]	690
Transaction and other directly attributable costs	(65)
Income tax expense	(203)
Gain on divestment	674

1. Includes the fair value of contingent payments based on 35% revenue share to BMA, subject to average realised prices achieved by the Assets exceeding thresholds of US$159/tonne in the 12 month period 12 months post completion, US$134/tonne in the 12 month period 24 months post completion and US$134/tonne in the 12 month period 36 months post completion.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 139

4 Significant events – Samarco dam failure

On 5 November 2015, the Samarco Mineração S.A. (Samarco) iron ore operation in Minas Gerais, Brazil, experienced a tailings dam failure that resulted in a release of mine tailings, flooding the communities of Bento Rodrigues, Gesteira and Paracatu de Baixo and impacting other communities downstream (the Samarco dam failure).

Samarco is jointly owned by BHP Billiton Brasil Ltda. (BHP Brasil) and Vale S.A. (Vale). BHP Brasil's 50 per cent interest is accounted for as an equity accounted joint venture investment. BHP Brasil does not separately recognise its share of the underlying assets and liabilities of Samarco, but instead records the investment as one line on the balance sheet. Each period, BHP Brasil recognised its 50 per cent share of Samarco's profit or loss and adjusted the carrying value of the investment in Samarco accordingly. Such adjustment continued until the investment carrying value was reduced to US$ nil, with any additional share of Samarco losses only recognised to the extent that BHP Brasil has an obligation to fund the losses. After applying equity accounting, any remaining carrying value of the investment is tested for impairment.

Any charges relating to the Samarco dam failure incurred directly by BHP Brasil or other BHP entities are recognised 100 per cent in the Group's results.

The financial impacts of the Samarco dam failure on the Group's income statement, balance sheet and cash flow statement for the year ended 30 June 2026 are shown in the tables below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	2026 US$M	2025 US$M	2024 US$M
Income statement			
Other income[1]	64	–	–
Expenses excluding net finance costs:			
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure[2]	(215)	(211)	(139)
Profit/(loss) from equity accounted investments, related impairments and expenses:			
Samarco dam failure provision[3]	(778)	(659)	(2,833)
Fair value change on forward exchange derivatives[4]	458	414	(199)
Loss from operations	(471)	(456)	(3,171)
Net finance costs[5]	(600)	(458)	(506)
Loss before taxation	(1,071)	(914)	(3,677)
Income tax expense[6]	–	–	(85)
Loss after taxation	**(1,071)**	**(914)**	**(3,762)**
Balance sheet movement			
Other financial assets/(liabilities)[7]	12	441	(280)
Trade and other receivables	29	–	–
Trade and other payables	(14)	29	(4)
Tax liabilities	–	–	(85)
Provisions	652	656	(2,824)
Net decrease/(increase) in liabilities	**679**	**1,126**	**(3,193)**

	2026 US$M	2025 US$M	2024 US$M
Cash flow statement			
Loss before taxation	(1,071)	(914)	(3,677)
Adjustments for:			
Samarco dam failure provision[3]	778	659	2,833
Fair value change on forward exchange derivatives[4]	(458)	(414)	199
Proceeds from/(settlement of) cash management related instruments	455	(17)	218
Net finance costs[5]	600	458	506
Changes in assets and liabilities:			
Trade and other receivables	(29)	–	–
Trade and other payables	14	(29)	4
Net operating cash flows	**289**	**(257)**	**83**
Net investment and funding of equity accounted investments[8]	(2,030)	(1,773)	(640)
Net investing cash flows	**(2,030)**	**(1,773)**	**(640)**
Net decrease in cash and cash equivalents	**(1,741)**	**(2,030)**	**(557)**

1. Proceeds from insurance settlements.
2. Includes legal and advisor costs incurred.
3. US$575 million (2025: US$540 million; 2024: US$3,700 million) change in estimate and US$203 million (2025: US$119 million; 2024: US$(867) million) exchange translation.
4. The Group enters into forward exchange contracts to limit the Brazilian reais exposure on the dam failure provision. While not applying hedge accounting, the fair value changes in the forward exchange instruments are recorded within Profit/(loss) from equity accounted investments, related impairments and expenses in the Income Statement.
5. Amortisation of discounting of provision.
6. Includes tax on forward exchange derivatives and other taxes incurred during the period.
7. Includes forward exchange contracts described in 4 above, and Senior notes issued by Samarco as part of its Judicial Reorganisation in September 2023.
8. Includes US$2,030 million utilisation of the Samarco dam failure provision including payments under the Brazil Settlement Agreement ratified on 6 November 2024 (2025: US$1,773 million). FY2024 comprises utilisation of the Samarco dam failure provision US$515 million and US$125 million provided to Samarco following approval of the Judicial Reorganisation.

140 **BHP** Annual Report 2026

1 Consolidated Financial Statements continued

4 Significant events – Samarco dam failure continued

Equity accounted investment in Samarco

BHP Brasil's investment in Samarco remains at US$ nil. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.

Provision related to the Samarco dam failure

	2026 US$M	2025 US$M
At the beginning of the financial year	5,849	6,505
Movement in provision	(652)	(656)
Comprising:		
Utilised	(2,030)	(1,773)
Adjustments charged to the income statement:		
Change in cost estimate	575	540
Amortisation of discounting impacting net finance costs	600	458
Exchange translation	203	119
At the end of the financial year	5,197	5,849
Comprising:		
Current	1,653	2,958
Non-current	3,544	2,891
At the end of the financial year	5,197	5,849

Samarco dam failure provision and contingencies

As at 30 June 2026, BHP Brasil has identified a provision and certain contingent liabilities arising as a consequence of the Samarco dam failure. The provision reflects the future cost estimates associated with the obligations set out in the Settlement Agreement, along with estimates associated with the United Kingdom group action claim (see below).

Contingent liabilities will only be resolved when one or more uncertain future events occur or related impacts become capable of reliable measurement and, as such, determination of contingent liabilities disclosed in the Financial Statements requires significant judgement regarding the outcome of future events. A number of the claims below do not specify the amount of damages sought and, where this is specified, amounts could change as the matter progresses.

Ultimately, future changes in all those matters for which a provision has been recognised or contingent liability disclosed could have a material adverse impact on BHP's business, competitive position, cash flows, prospects, liquidity and shareholder returns.

The following table summarises the current status of significant ongoing matters relating to the Samarco dam failure, along with developments during the period, and the associated treatment in the Financial Statements:

Item	Provision	Contingent liability
Samarco dam failure – Settlement Agreement		
On 25 October 2024 the Federal Government of Brazil, State of Minas Gerais, State of Espirito Santo, public prosecutors and public defenders (Public Authorities) entered into an agreement with Samarco Mineração S.A. (Samarco) and its shareholders, BHP Billiton Brasil Ltda. (BHP Brasil) and Vale S.A. (Vale) (together, the Companies) to settle claims relating to the Samarco dam failure (Settlement Agreement). On 6 November 2024, the Settlement Agreement was fully ratified by the Brazilian Supreme Court. On 15 May 2025, the decision that ratified the Settlement Agreement became final and unappealable. Over the years, the Companies and public authorities entered into agreements for the remediation of damages resulting from the Samarco dam failure, including the March 2016 Framework Agreement, which established the Renova Foundation and the environmental and socioeconomic programs for remediation and compensation, and others. The obligations provided for in those previous agreements, including the Framework Agreement, were extinguished and replaced by the Settlement Agreement. The Settlement Agreement delivers a full and final settlement of the obligations under the Framework Agreement and of the main public civil actions and related proceedings brought by the Public Authorities in relation to the Samarco dam failure, including the public civil action filed in May 2016 by the Brazilian Federal Public Prosecutors' Office, seeking R$155 billion for reparation, compensation and social, individual and collective moral damages. The financial value of the Settlement Agreement, as at the announcement date, was R$170 billion (approximately US$31.7 billion)[1] on a 100 per cent basis. This amount includes R$38 billion (approximately US$7.9 billion)[1] spent to 30 September 2024 on remediation and compensation since 2016, R$100 billion (approximately US$18.0 billion)[1] in instalments over 20 years to the Public Authorities, the relevant municipalities and Indigenous peoples and Traditional communities for the execution of measures provided for in the Settlement Agreement (Obligation to Pay), and additional performance obligations for an estimated financial value of approximately R$32 billion (approximately US$5.8 billion)[1] to be carried out by Samarco in accordance with the terms of the Settlement Agreement (Obligations to Perform). These obligations include remediation and compensation programs that are expected to be completed over the next 15 years. The Settlement Agreement provides R$8 billion (approximately US$1.4 billion)[1] to eligible Indigenous peoples and Traditional communities, with the allocation of funds to be determined following a consultation process led by the Federal Government. The Krenak Indigenous community settled their claim through a parallel agreement. Under the Settlement Agreement, Samarco is the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which is 50% each. While Samarco has recommenced operations, Samarco's long-term cash flow generation remains highly sensitive to factors including returning to full production capacity, commodity prices and foreign exchange rates. Further, under the Samarco Judicial Reorganisation Plan (JR Plan), ratified by the JR Court on 1 September 2023, Samarco's funding of obligations to remediate and compensate the damages resulting from the dam failure is capped at US$1 billion for the period CY2024 to CY2030. Notwithstanding this cap, and subject to certain conditions, to the extent that Samarco each year has a positive cash balance after meeting its various obligations, during this period Samarco's shareholders are able to direct 50 per cent of Samarco's year end excess cash balance to fund remediation obligations, including those arising from the Settlement Agreement.	✓	✗

1. USD amounts reflect those included in the announcement of the Settlement Agreement calculated based on actual transactional (historical) exchange rates related to funding provided to Fundação Renova for investment to date with future spend calculated using the 28 June 2024 BRL/USD exchange rate of 5.56.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 141

Item	Provision	Contingent liability
Samarco dam failure – Settlement Agreement continued		
The Group has considered the outcomes of the Settlement Agreement, including the estimated costs of executing the Obligations to Perform and, the extent to which Samarco may be in a position to fund any future outflows to measure the provision related to the Samarco dam failure at 30 June 2026. The amounts provided include the Group's best estimate of outflows required to settle all obligations arising from the Settlement Agreement. Uncertainty remains around the Obligations to Perform, and there is a risk that outcomes may be materially higher or lower than amounts reflected in BHP Brasil's provision for the Samarco dam failure. Key areas of uncertainty include the future costs relating to the Obligations to Perform programs and the extent to which Samarco is able to directly fund the settlement obligations. Further information on the key areas of estimation uncertainty is provided in the 'Key judgements and estimates' section below. There is also risk in relation to claims brought in Brazil that seek to, among other things, change the eligibility parameters of the Settlement Agreement. The Companies are defending these claims. BHP Brasil, Samarco and Vale have maintained security under the Governance Agreement ratified on 8 August 2018, comprising insurance bonds and a charge over certain Samarco assets. On 6 August 2025, the Federal Court released this requirement, in line with the Settlement Agreement, which does not mandate maintaining the existing security, and the decision is now final.	✓	✗
Australian class action complaint		
In 2018, BHP Group Limited was named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited or BHP Group Plc (now BHP Group (UK) Ltd) in periods prior to the Samarco dam failure. In September 2025, BHP reached an agreement to settle the Australian class action for A$110 million (US$74 million), inclusive of interest and costs, with no admission of liability. In December 2025, the Federal Court of Australia approved the settlement of the Australian class action. The Group has paid the settlement amount hence there is no remaining liability at 30 June 2026. The insurance proceeds of US$64 million received from the Group's external insurers have been recognised as other income.	✗	✗
United Kingdom group action claim		
BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited (BHP Defendants) are named as defendants in group action claims for damages filed in the courts of England. These claims were filed in 2018 on behalf of certain individuals, municipalities, businesses, faith based institutions and communities in Brazil allegedly impacted by the Samarco dam failure, some of whom are eligible for and have been compensated through the Settlement Agreement. In January 2024, the BHP Defendants were served with a new group action filed in the courts of England on behalf of additional individuals and businesses in Brazil allegedly impacted by the Samarco dam failure. The new action makes broadly the same claims as the original action and the amount of damages sought in these claims is unspecified. The claims have been stayed by the English court pending an application for consolidation with the original action. In July 2024, the BHP Defendants, BHP Brasil and Vale entered into an agreement (BHP and Vale Agreement) – without any admission of liability in any proceedings – whereby: (i) Vale will pay 50% of any amounts that may be payable by the BHP Defendants to the claimants in the UK group action claims (or by the BHP Defendants, BHP Brasil or their related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the BHP and Vale Agreement); and (ii) BHP Brasil will pay 50% of any amounts that may be payable by Vale to the claimants in the Netherlands collective action claim discussed below (or by Vale or its related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the BHP and Vale Agreement). The BHP and Vale Agreement reinforced the terms of the Framework Agreement entered into in 2016 and is consistent with the aforementioned Settlement Agreement entered into in October 2024, which requires BHP Brasil and Vale to each contribute 50% to the funding of the settlement obligations where Samarco is unable to contribute that funding. The Group has considered the BHP and Vale Agreement when determining its provision for the UK group action claim and have taken into account amounts to be received from Vale. In November 2025, the English High Court found the BHP Defendants liable under Brazilian law for the 2015 Samarco dam failure on the basis that it is a 'polluter' under Brazilian environmental law and at fault under the Brazilian civil code. The English High Court rejected the argument that the BHP Defendants are liable under Brazilian corporate law. The decision relates to events that occurred in the period before November 2015. The Court's findings regarding Brazilian limitation periods could lead to attempts to join further claimants to the proceedings. The English High Court also found that certain of the waivers and releases signed by claimants who have already received compensation in Brazil are valid, and the claimants have accepted these claims will be discontinued, reducing the size and value of the claims in the UK group action significantly. The Group anticipates at least 240,000 claims will be discontinued as a result of these findings. The BHP Defendants did not obtain permission to appeal the liability decision and will continue to defend the UK group action. A stage 2 trial will decide generic issues of causation and quantification and whether losses claimed by certain lead claimants were caused by the dam failure. The trial is scheduled for April 2027 to March 2028. Following any decision and appeals in that trial, a stage 3 trial may also be required, where each remaining claimant would need to prove their individual damages before the BHP Defendants are required to make any payments to them. This third trial is unlikely to occur before 2029. At 30 June 2025, the UK group action was disclosed as a contingent liability, as the Group's liability was yet to be established. As a result of the English High Court decision, BHP has updated its Samarco dam failure provision to reflect its best estimate of potential cash outflows in relation to the claim. Given the status of the claim, significant uncertainty remains around the extent of any potential outflow and there is a risk that outcomes may be materially higher or lower than amounts reflected in the Group's provision for the Samarco dam failure. Key areas of uncertainty include findings of stage 2 on whether losses were caused by the dam failure, and the number of individuals in stage 3 who are able to prove damage and any amounts to be awarded. Further information on the key areas of estimation uncertainty is provided in the 'Key judgements and estimates' section below.	✓	✗
Vale and Samarco's Netherlands collective action claim		
In March 2024, a collective action complaint was filed in the Netherlands against Vale and a Dutch subsidiary of Samarco for compensation relating to the Samarco dam failure. That complaint, which formally commenced in February 2025, indicates that these claims were filed on behalf of certain individuals, municipalities, businesses, associations and faith based institutions allegedly impacted by the Samarco dam failure who are not also claimants in the UK group action claims referred to above. Vale and Samarco's Dutch subsidiary have challenged the Dutch Court's jurisdiction to hear the claim and the Dutch Court has provisionally indicated that a decision will be handed down in October 2026. BHP is not a defendant in the Netherlands proceedings. Any amounts payable by Vale and Samarco under this claim will be subject to the BHP and Vale Agreement referred to in the UK group action claim above.	✗	✓

142 **BHP** Annual Report 2026

1 Consolidated Financial Statements continued

4 Significant events – Samarco dam failure continued

Item	Provision	Contingent liability
Criminal charges		
The Federal Prosecutors' Office filed criminal charges against BHP Brasil, Samarco and Vale and certain of their employees and former employees (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais (Federal Court). The Federal Court granted decisions in favour of all Affected Individuals, terminating the charges against these individuals. As to the remaining cases, in November 2024, the Federal Court ruled that BHP Brasil, Samarco and Vale and certain Affected Individuals (non-affiliated with BHP) who still had their cases open, are not liable for criminal offences relating to the failure of Samarco's tailings dam. In December 2024 the Federal Prosecutors' Office appealed. The trial commenced on 11 March 2026 and was adjourned until 3 September 2026.	✗	✓
Civil public actions commenced by Associations concerning the use of TANFLOC for water treatment		
On 17 November 2023, the Federal Court dismissed the lawsuit filed by four associations due to procedural reasons. The judgment is final and unappealable. In July 2024, two further associations filed another lawsuit against Samarco, BHP Brasil and Vale and others, including the States of Minas Gerais and Espirito Santo, the Federal Government and the Water Treatment Companies, who were all also defendants in the first lawsuit. This second lawsuit was also dismissed due to procedural reasons on 12 November 2024, and the associations have appealed this judgement. In both lawsuits the plaintiffs alleged that the defendants carried out a clandestine study on the citizens of the locations affected by the Samarco dam failure where Tanfloc (a tannin based flocculant/coagulant) was used in the water treatment process. The plaintiffs claim that this product put the population at risk due to its alleged experimental qualities and dosage applied. The plaintiffs presented largely similar pleas, e.g. material damages, moral damages.	✗	✓
Other claims, inquiries and investigations		
BHP Brasil is among the Companies named as defendants in a number of legal proceedings initiated by individuals, indigenous and traditional persons and their communities, non-governmental organisations, corporations, municipalities and other governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova. The lawsuits include claims for compensation, environmental reparation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including reparation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. Certain of these legal proceedings are outside the scope of the Settlement Agreement. In October 2024, certain Brazilian municipalities, who are claimants in the UK group action claims referred to above, brought criminal contempt proceedings against the BHP Defendants in relation to their alleged involvement in a constitutional claim brought by a third-party Brazilian mining association (IBRAM) before the Brazilian Supreme Court. In June 2025, the High Court in London rejected the BHP Defendants' application to strike out the proceedings. That decision was overturned on appeal in favour of the BHP Defendants in March 2026, and following an unsuccessful application for permission to appeal to the UK Supreme Court by the Claimants, the contempt proceedings have been struck out and brought to an end. In addition, actions for alleged damages, fees and/or expenses related to claims concerning the Samarco dam failure have been threatened, and may in the future be brought against the Group. Government inquiries, studies and investigations relating to the Samarco dam failure and actions taken in response to it have also been commenced by numerous agencies and individuals of the Brazilian government and may still be ongoing. Additional legal proceedings and government investigations relating to the Samarco dam failure, including the use of Tanfloc for water treatment, could be brought against BHP Brasil and other Group entities in Brazil or other jurisdictions. The outcomes of these claims, investigations and proceedings remain uncertain and continue to be disclosed as contingent liabilities.	✗	✓

Commitments

Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco. However, under the Settlement Agreement, while Samarco is the primary obligor for the Settlement Agreement obligations, BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund (including as restricted by the terms of the Judicial Reorganisation Plan) or perform in proportion to their shareholding at the time of the dam failure, which is 50% each.

BHP Brasil has approved preliminary funding of up to US$1.3 billion to Samarco for the Settlement Agreement obligations during calendar year 2026.

Key judgements and estimates

Judgements

The outcomes of litigation are inherently difficult to predict and significant judgement has been applied in assessing the likely outcome of legal claims and determining which legal claims require recognition of a provision or disclosure of a contingent liability. The facts and circumstances relating to these cases are regularly evaluated in determining whether a provision for any specific claim is required.

Management has determined that a provision can be recognised at 30 June 2026 to reflect the estimated costs associated with obligations under the Settlement Agreement, along with estimates associated with the United Kingdom group action claim. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted above, given their status.

Estimates

The provision for the Samarco dam failure reflects the Group's estimate of the costs to meet the Group's obligations under the Settlement Agreement, along with estimates associated with the United Kingdom group action claim and requires the use of significant judgements, estimates and assumptions.

While the provision has been measured based on the latest information available, changes in facts and circumstances are likely in future reporting periods and may lead to material revisions to these estimates and there is a risk that outcomes may be materially higher or lower than amounts currently reflected in the provision. However, it is currently not possible to determine what facts and circumstances may change, therefore revisions in future reporting periods due to the key estimates and factors outlined below cannot be reliably measured. The key estimates that may have a material impact upon the provision in the next and future reporting periods include:

Key judgements and estimates continued Estimates continued – the cost of compensation to individuals, small businesses, Municipalities and Indigenous and Traditional communities; – the extent to which Samarco is able to directly fund any future obligations relating to the Settlement Agreement. Samarco’s long-term cash flow generation remains highly sensitive to factors including its ability to return to full production capacity, commodity prices and foreign exchange rates; and – the cash outflows associated with the United Kingdom group action claim including any findings from potential second and third stage trials regarding whether losses were caused by the dam failure, the number of individuals able to prove damage and any amounts to be awarded (including legal costs). The provision may also be affected by factors including, but not limited to updates to foreign exchange and discount rates. To limit the Group’s exposure to potential Brazilian reais foreign exchange volatility, the Group has entered into forward exchange contracts, predominantly covering the period up to FY2028. A 0.5 per cent change in the discount rate would, in isolation, change the provision by approximately US$50 million. In addition, the provision may be impacted by decisions in, or resolution of, existing and potential legal claims in Brazil including in relation to eligibility under, and adherence to, the Settlement Agreement and claims in other jurisdictions, including the claim filed in the Netherlands against Vale and a Dutch subsidiary of Samarco. Given these factors, future actual cash outflows may differ from the amounts currently provided and changes to any of the key assumptions and estimates outlined above could result in a material impact to the provision in the next and future reporting periods. The following section provides disclosure of matters to which Samarco (and not the Group) is a party. Samarco Dam failure related provision and contingencies In addition to its provisions in relation to the Settlement Agreement as at 30 June 2026, Samarco has recognised a provision of US$48 million (30 June 2025: US$87 million), based on currently available information. The magnitude, scope and timing of these additional costs are subject to a high degree of uncertainty and Samarco has indicated that it anticipates that it will incur future costs beyond those provided. These uncertainties are likely to continue for a significant period and changes to key assumptions could result in a material change to the amount of the provision in future reporting periods. Any such unrecognised obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Accordingly, it is also not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures at this time. Samarco is also named as a defendant in a number of other legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing. Given the status of proceedings it is not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures to Samarco. Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against Samarco. Samarco has also identified a number of individually immaterial tax-related uncertainties which have been reflected, where appropriate, in the Group’s share of associate and joint venture contingent liabilities presented in note 32 ‘Contingent liabilities’. Samarco insurance Samarco has standalone insurance policies in place with Brazilian and global insurers. Insurers’ loss adjusters or claims representatives continue to investigate and assist with the claims process for matters not yet settled. As at 30 June 2026, an insurance receivable has not been recognised by Samarco in respect of ongoing matters. Samarco non-dam failure related provisions and contingent liabilities The following non-dam failure related matters pre-date and are unrelated to the Samarco dam failure. Samarco is currently contesting aspects of both of these matters in the Brazilian courts. Given the status of these tax matters, the timing of resolution and potential economic outflow for Samarco is uncertain. Brazilian Social Contribution Levy Samarco has received tax assessments for the alleged non-payment of Brazilian Social Contribution Levy for the calendar years 2007-2014. Based on its assessment of currently available information as at 30 June 2026, Samarco recognised provisions of US$0.4 billion, of which US$0.2 billion has been paid into a court deposit (30 June 2025: provisions of US$0.4 billion, of which US$0.2 billion has been paid into a court deposit). As at 30 June 2026, BHP Brasil’s 50% share of the impact of the provision, net of court deposits paid, recognised by Samarco is reflected in the Group’s equity accounting for Samarco. Brazilian corporate income tax rate Samarco has received tax assessments, and disclosed contingent liabilities, for the alleged incorrect calculation of Corporate Income Tax (IRPJ) in respect of the 2000–2003 and 2007–2014 income years totalling approximately US$1.1 billion (30 June 2025: US$1.0 billion). Brazilian mining royalties Samarco has received assessments, and disclosed contingent liabilities, for the alleged incorrect calculation of Financial Compensation for the Exploitation of Mineral Resources (CFEM) in respect of the period 1998–2017 totalling approximately US$0.4 billion (30 June 2025: US$0.4 billion). Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 143

144 BHP Annual Report 2026

1 Consolidated Financial Statements continued

5 Expenses and other income

	2026 US$M	2025 US$M	2024 US$M
Employee benefits expense:			
Wages and salaries	**5,198**	5,017	4,633
Employee share awards	**123**	127	112
Social security costs	**6**	5	5
Pension and other post-retirement obligations	**442**	399	374
Less employee benefits expense classified as exploration and evaluation expenditure	**(69)**	(61)	(49)
Changes in inventories of finished goods and work in progress	**(1,093)**	433	(289)
Raw materials and consumables used	**6,356**	5,950	6,536
Freight and transportation	**2,110**	2,029	2,270
External services	**5,418**	5,726	5,795
Third-party commodity purchases	**3,171**	1,991	1,977
Net foreign exchange losses	**184**	85	23
Fair value change on derivatives[1]	**130**	(58)	84
Government royalties paid and payable	**2,887**	2,608	3,571
Exploration and evaluation expenditure incurred and expensed in the current period	**347**	346	399
Depreciation and amortisation expense	**6,201**	5,540	5,295
Impairment net of reversals:			
Property, plant and equipment	**2,399**	106	3,833
Goodwill and other intangible assets	**7**	2	57
All other operating expenses	**2,162**	2,074	2,124
Total expenses	**35,979**	32,319	36,750
(Gain)/loss on disposal of subsidiaries and operations[2]	**(65)**	117	(915)
Other income[3]	**(449)**	(485)	(370)
Total other income	**(514)**	(368)	(1,285)

1. Fair value change on derivatives is principally related to commodity price contracts, foreign exchange contracts and embedded derivatives used in the ordinary course of business as well as derivatives used as part of the funding of dividends.
2. Includes gain on disposal of the Group's interest in SolGold following takeover by Jiangxi Copper Company and on the divestment of the Carajás assets in Brazil to a wholly-owned subsidiary of CoreX Holding completed on 2 April 2026 net of the impact of fair value remeasurement of Blackwater and Daunia divestment related contingent consideration. FY2024 mainly relates to the gain on divestment of Blackwater and Daunia mines. Refer to note 3 'Exceptional items' for further information.
3. Other income is generally income earned from transactions outside the course of the Group's ordinary activities and may include certain management fees from non-controlling interests and joint arrangements, royalties, insurance recoveries, energy sales and commission income.

Recognition and measurement

Other income is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and can be reliably measured. Dividend income is recognised upon declaration.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 145

6 Income tax expense

	2026 US$M	2025 US$M	2024 US$M
Total taxation expense comprises:			
Current tax expense	9,708	7,033	7,435
Deferred tax (benefit)/expense	(320)	177	(988)
Total taxation expense	9,388	7,210	6,447

	2026 US$M	2025 US$M	2024 US$M
Factors affecting income tax expense for the year			
Income tax expense differs to the standard rate of corporation tax as follows:			
Profit before taxation	22,414	18,353	16,048
Tax on profit at Australian prima facie tax rate of 30 per cent	6,724	5,506	4,814
Derecognition of deferred tax assets and current year tax losses	1,986	1,036	666
Tax on remitted and unremitted foreign earnings	513	354	224
Amounts (over)/under provided in prior years	(7)	(57)	(25)
Foreign exchange adjustments	(24)	21	(79)
Tax effect of profit/(loss) from equity accounted investments, related impairments and expenses[1]	(35)	78	737
Recognition of previously unrecognised tax assets	(88)	(127)	(110)
Impact of tax rates applicable outside of Australia	(1,538)	(1,132)	(556)
Other[2]	460	451	344
Income tax expense	7,991	6,130	6,015
Royalty-related taxation (net of income tax benefit)	1,397	1,080	432
Total taxation expense	9,388	7,210	6,447

1. This item removes the prima facie tax effect on profit/(loss) from equity accounted investments, related impairments and expenses that are net of tax, with the exception of the Samarco forward exchange derivatives described in note 4 'Significant events – Samarco dam failure', which are taxable.
2. Includes current tax expense related to Pillar Two income taxes of US$37 million (2025: US$1 million; 2024: US$ nil).

Income tax recognised in other comprehensive income is as follows:

	2026 US$M	2025 US$M	2024 US$M
Income tax effect of:			
Items that may be reclassified subsequently to the income statement:			
Hedges:			
(Losses)/gains taken to equity	72	(104)	10
Losses/(gains) transferred to the income statement	(39)	118	(15)
Others	–	–	–
Income tax credit/(charge) relating to items that may be reclassified subsequently to the income statement	33	14	(5)
Items that will not be reclassified to the income statement:			
Re-measurement (losses)/gains on pension and medical schemes	4	3	(13)
Income tax credit/(charge) relating to items that will not be reclassified to the income statement	4	3	(13)
Total income tax credit/(charge) relating to components of other comprehensive income[1]	37	17	(18)

1. Included within total income tax relating to components of other comprehensive income is US$37 million relating to deferred taxes and US$ nil relating to current taxes (2025: US$17 million and US$ nil; 2024: US$(18) million and US$ nil).

1 Consolidated Financial Statements continued 6 Income tax expense continued Recognition and measurement Taxation on the profit/(loss) for the year comprises current and deferred tax. Taxation is recognised in the income statement except to the extent that it relates to items recognised directly in equity or other comprehensive income, in which case the tax effect is also recognised in equity or other comprehensive income. Current tax Deferred tax Royalty-related taxation Current tax is the expected tax on the taxable income for the year, using tax rates and laws enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the Financial Statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for in accordance with IAS 12/AASB 112 ‘Income Taxes’ (IAS 12). Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is not recognised for temporary differences relating to: – initial recognition of goodwill – initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, except where the transaction gives rise to equal and offsetting taxable and deductible temporary differences – investment in subsidiaries, associates and jointly controlled entities where the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future Deferred tax is measured at the tax rates that are expected to be applied when the asset is realised or the liability is settled, based on the laws that have been enacted or substantively enacted at the reporting date. Current and deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset and when the tax balances are related to taxes levied by the same tax authority and the Group intends to settle on a net basis, or realise the asset and settle the liability simultaneously. Royalties are treated as taxation arrangements (impacting income tax expense/(benefit)) when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for temporary differences. Obligations arising from royalty arrangements that do not satisfy these criteria are recognised as current liabilities and included in expenses. International Tax Reform – Pillar Two Model Rules The Group has a presence in jurisdictions that have enacted or substantively enacted legislation in relation to the Pillar Two model rules, including Australia, where its ultimate parent entity is a tax resident. This effectively brings all jurisdictions in which the Group has a presence into the scope of the rules. The mandatory temporary exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied at 30 June 2026. The Group continues to monitor and evaluate the domestic implementation of the Pillar Two rules in the jurisdictions in which it operates. The implementation of legislation that is enacted or substantively enacted but not yet in effect is not expected to have a material impact on the Group’s global effective tax rate. Uncertain tax and royalty matters The Group operates across many tax jurisdictions. Application of tax law can be complex and requires judgement to assess risk and estimate outcomes. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of tax assets and tax liabilities, including deferred tax, recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. The evaluation of tax risks considers both amended assessments received and potential sources of challenge from tax authorities. The status of proceedings for these matters will impact the ability to determine the potential exposure and in some cases, it may not be possible to determine a range of possible outcomes or a reliable estimate of the potential exposure. Tax and royalty matters with uncertain outcomes arise in the normal course of business and occur due to changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities and legal proceedings. Tax and royalty obligations assessed as having probable future economic outflows capable of reliable measurement are recognised as current or deferred tax amounts, as appropriate, as at 30 June 2026. Matters with a possible economic outflow and/or presently incapable of being measured reliably are contingent liabilities and disclosed in note 32 ‘Contingent liabilities’. Details of uncertain tax and royalty matters relating to Samarco are disclosed in note 4 ‘Significant events –Samarco dam failure’. Key judgements and estimates Income tax classification Judgements: The Group’s accounting policy for taxation, including royalty-related taxation, requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Deferred tax Judgements: Judgement is required in: – determining the amount of deferred tax assets to be recognised based on the likely timing and the level of future taxable profits; – assessing whether changes in tax regimes or applicable tax rates are substantively enacted at the reporting date; – recognising deferred tax liabilities arising from temporary differences in investments. These deferred tax liabilities caused principally by retained earnings held in foreign tax jurisdictions are recognised unless repatriation of retained earnings can be controlled and is not expected to occur in the foreseeable future. Estimates: The Group assesses the recoverability of recognised and unrecognised deferred taxes, including losses in Australia, the United States and Canada on a consistent basis. Estimates and assumptions relating to projected earnings and cash flows as applied in the Group impairment process are used for operating assets. These forecasts are also used to estimate the royalty-related tax rates to apply when the deferred tax assets are realised and deferred tax liabilities are settled. 146 BHP Annual Report 2026__

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 147

7 Earnings per share

	2026	2025	2024
Earnings attributable to BHP shareholders (US$M)	9,833	9,019	7,897
Weighted average number of shares (Million)			
– Basic	5,078	5,073	5,068
– Diluted	5,089	5,083	5,077
Earnings per ordinary share (US cents)			
– Basic	193.6	177.8	155.8
– Diluted	193.2	177.4	155.5
Headline earnings per ordinary share (US cents)			
– Basic	239.1	182.4	195.9
– Diluted	238.6	182.0	195.6

Earnings on American Depositary Shares represent twice the earnings for BHP Group Limited ordinary shares.

Headline earnings is a Johannesburg Stock Exchange defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows:

	2026 US$M	2025 US$M	2024 US$M
Earnings attributable to BHP shareholders	9,833	9,019	7,897
Adjusted for:			
Loss/(gain) on sales of property, plant and equipment, intangibles and investments	1	(3)	(29)
Impairment of property, plant and equipment and intangibles net of reversals	2,405	154	3,905
(Gain)/loss on disposal of subsidiaries and operations	(65)	117	(915)
Tax effect of above adjustments	(30)	(34)	(928)
Subtotal of adjustments	2,311	234	2,033
Headline earnings	12,144	9,253	9,930
Diluted headline earnings	12,144	9,253	9,930

Recognition and measurement

Diluted earnings attributable to BHP shareholders are equal to earnings attributable to BHP shareholders.

The calculation of the number of ordinary shares used in the computation of basic earnings per share is the weighted average number of ordinary shares of BHP Group Limited outstanding during the period after deduction of the number of shares held by the BHP Group Limited Employee Equity Trust.

For the purposes of calculating diluted earnings per share, the effect of 11 million dilutive shares has been taken into account for the year ended 30 June 2026 (2025: 10 million shares; 2024: 9 million shares). The Group's only potential dilutive ordinary shares are share awards granted under employee share ownership plans for which terms and conditions are described in note 26 'Employee share ownership plans'. Diluted earnings per share calculation excludes instruments which are considered antidilutive.

At 30 June 2026, there are no instruments which are considered antidilutive (2025: nil; 2024: nil).

148 **BHP** Annual Report 2026

1 Consolidated Financial Statements continued

Working capital

8 Trade and other receivables

	2026 US$M	2025 US$M
Trade receivables	3,807	3,081
Other receivables	1,283	1,172
Total	5,090	4,253
Comprising:		
Current	5,011	4,116
Non-current	79	137

Recognition and measurement

Trade receivables are recognised initially at their transaction price or, for those receivables containing a significant financing component, at fair value. Trade receivables are subsequently measured at amortised cost using the effective interest method, less an allowance for impairment, except for provisionally priced receivables which are subsequently measured at fair value through profit or loss under IFRS 9.

The collectability of trade and other receivables is assessed continuously. At the reporting date, specific allowances are made for any expected credit losses based on a review of all outstanding amounts at reporting period-end. Individual receivables are written off when management deems them unrecoverable. The net carrying amount of trade and other receivables approximates their fair values.

Credit risk

Trade receivables generally have terms of less than 30 days. The Group has no material concentration of credit risk with any single counterparty and is not dominantly exposed to any individual industry.

Credit risk can arise from the non-performance by counterparties of their contractual financial obligations towards the Group. To manage credit risk, the Group maintains Group-wide procedures covering the application for credit approvals, granting and renewal of counterparty limits, proactive monitoring of exposures against these limits and requirements triggering secured payment terms. As part of these processes, the credit exposures with all counterparties are regularly monitored and assessed on a timely basis. The credit quality of the Group's customers is reviewed and the solvency of each debtor and their ability to pay the receivable is considered in assessing receivables for impairment.

The 10 largest customers represented 32 per cent (2025: 35 per cent) of total credit risk exposures managed by the Group.

Receivables are deemed to be past due or impaired in accordance with the Group's terms and conditions. These terms and conditions are determined on a case-by-case basis with reference to the customer's credit quality, payment performance and prevailing market conditions. As at 30 June 2026, trade receivables of US$43 million (2025: US$26 million) were past due but not impaired. The majority of these receivables were less than 30 days overdue.

At 30 June 2026, trade receivables are stated net of provisions for expected credit losses of US$3 million (2025: US$2 million).

9 Trade and other payables

	2026 US$M	2025 US$M
Trade payables	5,699	5,082
Other payables	1,928	1,588
Total	7,627	6,670
Comprising:		
Current	7,579	6,637
Non-current	48	33

10 Inventories

	2026 US$M	2025 US$M	Definitions
Raw materials and consumables	3,041	2,677	Spares, consumables and other supplies yet to be utilised in the production process or in the rendering of services.
Work in progress	3,722	3,186	Commodities currently in the production process that require further processing by the Group to a saleable form.
Finished goods	1,618	1,115	Commodities ready-for-sale and not requiring further processing by the Group.
Total[1]	8,381	6,978	
Comprising:			Inventories classified as non-current are not expected to be utilised or sold within 12 months after the reporting date or within the operating cycle of the business.
Current	6,591	5,538	
Non-current	1,790	1,440	

1. Inventory write-downs of US$75 million were recognised during the year (2025: US$243 million; 2024: US$69 million). FY2025 included US$133 million associated with the transition of WAN operations into temporary suspension (2024: US$ nil). Inventory write-downs of US$13 million made in previous periods were reversed during the year (2025: US$18 million; 2024: US$19 million).

Recognition and measurement

Regardless of the type of inventory and its stage in the production process, inventories are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs and involves estimates of expected metal recoveries and work in progress volumes, calculated using available industry, engineering and scientific data. These estimates are periodically reassessed by the Group taking into account technical analysis and historical performance.

For processed inventories, cost is derived on an absorption costing basis. Cost comprises costs of purchasing raw materials and costs of production, including attributable mining and manufacturing overheads taking into consideration normal operating capacity.

Inventory quantities are assessed primarily through surveys and assays.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 149

Resource assets

11 Property, plant and equipment

	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M
Net book value – 30 June 2026						
At the beginning of the financial year	7,411	36,553	12,237	20,046	210	76,457
Additions[1]	87	2,265	1,129	9,215	61	12,757
Remeasurements of index-linked freight contracts[2]	–	340	–	–	–	340
Depreciation for the year	(581)	(5,130)	(349)	–	–	(6,060)
Net impairments for the year[3]	–	(99)	–	(2,300)	–	(2,399)
Disposals	(5)	(4)	–	(2)	–	(11)
Divestment of subsidiaries and operations	(5)	(144)	(162)	(7)	–	(318)
Transfers and other movements	926	6,285	(562)	(7,318)	(51)	(720)
At the end of the financial year[4]	7,833	40,066	12,293	19,634	220	80,046
– Cost	16,607	101,437	20,756	23,890	230	162,920
– Accumulated depreciation and impairments	(8,774)	(61,371)	(8,463)	(4,256)	(10)	(82,874)
Net book value – 30 June 2025						
At the beginning of the financial year	7,565	34,504	12,227	17,097	236	71,629
Additions[1]	28	1,653	1,066	8,703	50	11,500
Remeasurements of index-linked freight contracts[2]	–	(210)	–	–	–	(210)
Depreciation for the year	(578)	(4,441)	(410)	–	–	(5,429)
Net impairments for the year[3]	(7)	(76)	(23)	–	–	(106)
Disposals	(1)	(19)	–	–	–	(20)
Divestment of subsidiaries and operations	–	(1)	(42)	–	–	(43)
Transfers and other movements	404	5,143	(581)	(5,754)	(76)	(864)
At the end of the financial year[4]	7,411	36,553	12,237	20,046	210	76,457
– Cost	15,617	93,385	20,359	22,002	223	151,586
– Accumulated depreciation and impairments	(8,206)	(56,832)	(8,122)	(1,956)	(13)	(75,129)

1. Includes change in estimates and net foreign exchange gains/(losses) related to the closure and rehabilitation provisions for operating sites. Refer to note 15 'Closure and rehabilitation provisions'.
2. Relates to remeasurements of index-linked freight contracts including continuous voyage charters (CVCs). Refer to note 22 'Leases'.
3. Refer to note 13 'Impairment of non-current assets' for information on impairments.
4. Includes the carrying value of the Group's right-of-use assets relating to land and buildings and plant and equipment of US$3,030 million (2025: US$2,653 million). Refer to note 22 'Leases' for the movement of the right-of-use assets.

Recognition and measurement

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct costs of bringing the asset to the location and the condition necessary for operation and the estimated future costs of closure and rehabilitation of the facility.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Refer to note 22 'Leases' for further details. Right-of-use assets are presented within the category of property, plant and equipment according to the nature of the underlying asset leased.

Exploration and evaluation

Exploration costs are incurred to discover mineral resources. Evaluation costs are incurred to assess the technical feasibility and commercial viability of resources found.

Exploration and evaluation expenditure is charged to the income statement as incurred, except in the following circumstances in which case the expenditure may be capitalised:

- the exploration and evaluation activity is within an area of interest that was previously acquired as an asset acquisition or in a business combination and measured at fair value on acquisition or
- the existence of a commercially viable mineral deposit has been established

A regular review of each area of interest is undertaken to determine the appropriateness of continuing to carry forward costs in relation to that area. Capitalised costs are only carried forward to the extent that they are expected to be recovered through the successful exploitation of the area of interest or alternatively by its sale. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the income statement.

150 BHP Annual Report 2026

1 Consolidated Financial Statements continued

11 Property, plant and equipment continued

Development expenditure

When proven mineral reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as assets under construction within property, plant and equipment. All subsequent development expenditure is capitalised and classified as assets under construction, provided commercial viability conditions continue to be satisfied.

The Group may use funds sourced from external parties to finance the acquisition and development of assets and operations. Finance costs are expensed as incurred, except where they relate to the financing of construction or development of qualifying assets. Borrowing costs directly attributable to acquiring or constructing a qualifying asset are capitalised during the development phase.

In the instance where saleable material is extracted prior to the commissioning of a project/site, sale proceeds are recognised as revenue, with associated costs also recognised in the income statement. On completion of development, all assets included in assets under construction are reclassified within the relevant category of property, plant and equipment according to the nature of the underlying asset and depreciation commences.

Other mineral assets

Other mineral assets comprise:

- capitalised exploration, evaluation and development expenditure for assets in production
- mineral rights acquired
- capitalised development and production stripping costs

Overburden removal costs

The process of removing overburden and other waste materials to access mineral deposits is referred to as stripping. Stripping is necessary to obtain access to mineral deposits and occurs throughout the life of an open-pit mine. Development and production stripping costs are classified as other mineral assets in property, plant and equipment.

Stripping costs are accounted for separately for individual components of an ore body. The determination of components is dependent on the mine plan and other factors, including the size, shape and geotechnical aspects of an ore body. The Group accounts for stripping activities as follows:

Development stripping costs

These are initial overburden removal costs incurred to obtain access to mineral deposits that will be commercially produced. These costs are capitalised when it is probable that future economic benefits (access to mineral ores) will flow to the Group and costs can be measured reliably.

Once the production phase begins, capitalised development stripping costs are depreciated using the units of production method based on the proven and probable reserves of the relevant identified component of the ore body which the initial stripping activity benefits.

Production stripping costs

These are post initial overburden removal costs incurred during the normal course of production activity, which commences after the first saleable minerals have been extracted from the component. Production stripping costs can give rise to two benefits, the accounting for which is outlined below:

	Production stripping activity	
Benefits of stripping activity	Extraction of ore (inventory) in current period.	Improved access to future ore extraction.
Period benefited	Current period	Future period(s)
Recognition and measurement criteria	When the benefits of stripping activities are realised in the form of inventory produced; the associated costs are recorded in accordance with the Group's inventory accounting policy.	When the benefits of stripping activities are improved access to future ore; production costs are capitalised when all the following criteria are met: – the production stripping activity improves access to a specific component of the ore body and it is probable that economic benefits arising from the improved access to future ore production will be realised – the component of the ore body for which access has been improved can be identified – costs associated with that component can be measured reliably
Allocation of costs	Production stripping costs are allocated between the inventory produced and the production stripping asset using a life-of-component waste-to-ore (or mineral contained) strip ratio. When the current strip ratio is greater than the estimated life-of-component ratio a portion of the stripping costs is capitalised to the production stripping asset.	
Asset recognised from stripping activity	Inventory	Other mineral assets within property, plant and equipment.
Depreciation basis	Not applicable	On a component-by-component basis using the units of production method based on proven and probable reserves.

Key judgements and estimates

Judgements: Judgement is applied by management in determining the components of an ore body.

Estimates: Estimates are used in the determination of stripping ratios and mineral reserves by component. Changes to estimates related to life-of-component waste-to-ore (or mineral contained) strip ratios and the expected ore production from identified components are accounted for prospectively and may affect depreciation rates and asset carrying values.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 151

Depreciation

Depreciation of assets, other than land, assets under construction and capitalised exploration and evaluation that are not depreciated, is calculated using either the straight-line (SL) method or units of production (UoP) method, net of residual values, over the estimated useful lives of specific assets. The depreciation method and rates applied to specific assets reflect the pattern in which the asset's benefits are expected to be used by the Group. The UoP depreciation method is used when the pattern of use is best reflected by production volumes. The Group's proved and probable reserves for minerals assets are used to determine UoP depreciation unless doing so results in depreciation charges that do not reflect the asset's useful life. Where this occurs, alternative approaches to determining reserves are applied, to provide a phasing of periodic depreciation charges that better reflects the asset's expected useful life.

Where assets are dedicated to a mine lease, the useful lives below are subject to the lesser of the asset category's useful life and the life of the mine lease, unless those assets are readily transferable to another productive mine.

Assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell and therefore not depreciated.

Key estimates

The determination of useful lives, residual values and depreciation methods involves estimates and assumptions and is reviewed annually. Any changes to useful lives or any other estimates or assumptions, including the expected impact of climate change and the transition to a low-carbon economy, may affect prospective depreciation rates and asset carrying values. The table below summarises the principal depreciation methods and rates applied to major asset categories by the Group.

Asset category	Plant and equipment
Buildings – Mine related property	UoP based upon reserves, otherwise SL over 25–50 years
Plant and equipment	UoP based upon reserves, otherwise SL over 3–30 years
Mineral rights	UoP based upon reserves
Capitalised exploration, evaluation and development expenditure	UoP based upon reserves

Commitments

The Group's commitments for capital expenditure were US$4,300 million as at 30 June 2026 (2025: US$4,785 million). The Group's commitments related to leases are included in note 22 'Leases'.

12 Intangible assets

	2026			2025		
	Goodwill US$M	**Other intangibles US$M**	**Total US$M**	Goodwill US$M	Other intangibles US$M	Total US$M
Net book value						
At the beginning of the financial year	1,341	583	1,924	1,341	377	1,718
Additions	–	284	284	–	160	160
Amortisation for the year	–	(141)	(141)	–	(111)	(111)
Impairments for the year[1]	–	(7)	(7)	–	(2)	(2)
Disposals	–	(17)	(17)	–	(17)	(17)
Transfers and other movements	–	70	70	–	176	176
At the end of the financial year	1,341	772	2,113	1,341	583	1,924
– Cost	1,391	2,459	3,850	1,391	2,127	3,518
– Accumulated amortisation and impairments	(50)	(1,687)	(1,737)	(50)	(1,544)	(1,594)

1. Refer to note 13 'Impairment of non-current assets' for information on impairments.

Recognition and measurement

Goodwill

Where the fair value of the consideration paid for a business acquisition exceeds the fair value of the identifiable assets, liabilities and contingent liabilities acquired, the difference is treated as goodwill. Goodwill is not amortised and is measured at cost less any impairment losses.

Other intangibles

The Group capitalises amounts paid for the acquisition of identifiable intangible assets, such as software and licences, where it is considered that they will contribute to future periods through revenue generation or reductions in cost. These assets, classified as finite life intangible assets, are carried in the balance sheet at the fair value of consideration paid (cost) less accumulated amortisation and impairment charges. Intangible assets with finite useful lives are amortised on a straight-line basis over their useful lives. The estimated useful lives are generally no greater than eight years.

Assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell and therefore not amortised.

152 **BHP** Annual Report 2026

1 Consolidated Financial Statements continued

13 Impairment of non-current assets

		2026			
Cash generating unit	**Segment**	**Property, plant and equipment US$M**	**Goodwill and other intangibles US$M**	**Equity-accounted investment[1] US$M**	**Total US$M**
Jansen project	Group and unallocated	2,300	–	–	2,300
Other	Various	101	7	–	108
Total impairment of non-current assets		2,401	7	–	2,408
Reversal of impairment		(2)	–	–	(2)
Net impairment of non-current assets		2,399	7	–	2,406

		2025			
Cash generating unit	Segment	Property, plant and equipment US$M	Goodwill and other intangibles US$M	Equity-accounted investment[1] US$M	Total US$M
Other	Various	196	2	63	261
Total impairment of non-current assets		196	2	63	261
Western Australia Nickel[2]	Group and unallocated	(90)	–	–	(90)
Reversal of impairment		(90)	–	–	(90)
Net impairment of non-current assets		106	2	63	171

1. Impairment of equity accounted investment is recognised within 'Profit/(loss) from equity accounted investments, related impairments and expenses' in the Consolidated Income Statement.
2. Reversal of impairment was recognised as exceptional. Refer to note 3 'Exceptional items' for further information.

Recognition and measurement

Impairment tests for all non-financial assets (excluding goodwill) are performed when there is an indication of impairment. Goodwill is tested for impairment at least annually. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit (CGU) to which the asset belongs, being the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. If the carrying amount of the asset or CGU exceeds its recoverable amount, the asset or CGU is impaired and an impairment loss is charged to the income statement so as to reduce the carrying amount in the balance sheet to its recoverable amount.

Previously impaired assets (excluding goodwill as impairment losses are not reversed in subsequent periods) are reviewed for possible reversal of previous impairment at each reporting date. Impairment reversal cannot exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised for the asset or CGU. Such reversal is recognised in the income statement.

How recoverable amount is calculated

The recoverable amount is the higher of an asset's or CGU's fair value less cost of disposal (FVLCD) and its value in use (VIU).

Fair value less cost of disposal

FVLCD is an estimate of the amount that a market participant would pay for an asset or CGU, less the cost of disposal. FVLCD for mineral assets is generally determined using independent market assumptions to calculate the present value of the estimated future post-tax cash flows expected to arise from the continued use of the asset, including the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost, and its eventual disposal where a market participant may take a consistent view. Cash flows are discounted using an appropriate post-tax market discount rate to arrive at a net present value of the asset, which is compared against the asset's carrying value. FVLCD may also take into consideration other market-based indicators of fair value. FVLCD are based primarily on Level 3 inputs as defined in note 24 'Financial risk management' unless otherwise noted.

Value in use

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal or closure. VIU is determined by applying assumptions specific to the Group's continued use and cannot take into account future development. These assumptions are different to those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) to a FVLCD calculation.

Impairment of non-current assets (excluding goodwill)

Impairment of non-current assets relating to the year ended 30 June 2026 are detailed below.

Jansen project

At 30 June 2026, the Group determined the overall recoverable amount of the Jansen project CGU to be approximately US$8,800 million resulting in an aggregate impairment of US$2,300 million. The impairment is primarily driven by higher forecast capital intensity for both currently approved phases (Stages 1 and 2) and potential future expansion phases of the Jansen project. The Jansen project CGU is part of the 'Group and unallocated items' reportable segment.

The valuation for the Jansen project CGU was determined using FVLCD methodology, applying discounted cash flow techniques based primarily on Level 3 inputs (as defined in note 24 'Financial risk management') and applying a post-tax real discount rate of 7.0 per cent. The valuation is most sensitive to changes in the long-term potash price outlook and the risking applied to potential future expansion phases of the Jansen resource. Given the completion of detailed reviews of cost and schedule estimates for Stages 1 and 2 completed in FY2026 and the risking applied to future expansion phases in the current valuation, management does not consider there to be a significant risk of a further material impairment in the next financial reporting period. All estimates require judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group.

Key judgements and estimates that have been applied in the valuations using DCF techniques are disclosed further below.

No material impairment of non-current assets for the year ended 30 June 2025.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 153

Impairment test for goodwill

The carrying amount of goodwill has been allocated to the CGUs, or groups of CGUs, as follows:

Cash generating unit	2026 US$M	2025 US$M
Copper SA	1,154	1,154
Other	187	187
Total goodwill	1,341	1,341

For the purpose of impairment testing, goodwill has been allocated to CGUs or groups of CGUs, that are expected to benefit from the synergies of previous business combinations, which represent the level at which management will monitor and manage goodwill.

Copper SA goodwill	
Impairment test conclusion	The Group performed an impairment test of the Copper SA Group of CGUs, including goodwill, as at 30 June 2026 and an impairment charge was not required.
How did the goodwill arise?	Goodwill of US$1,010 million and US$144 million in relation to the acquisitions of WMC Resources Ltd (2005) and OZ Minerals Ltd (2023), respectively.
Segment	Copper SA is part of the Copper reportable segment.
How were the valuations calculated?	FVLCD methodology using DCF techniques has been applied in determining the recoverable amount of Copper SA.
Significant assumptions and sensitivities	The valuation of Copper SA exceeded its carrying amount by approximately US$6.6 billion (2025: US$10.5 billion) and is most sensitive to changes in copper commodity price, production volumes, operating costs and discount rates. It is considered that there are no reasonably possible changes in these key assumptions that would, in isolation, result in the estimated recoverable amount being equal to the carrying amount. The valuation applied a post-tax real discount rate of 7.0 per cent (2025: 7.0 per cent). Key judgements and estimates that have been applied in the FVLCD valuation are disclosed further below.

Goodwill held by other CGUs is US$187 million (2025: US$187 million). This represents less than one per cent of net assets at 30 June 2026 (2025: less than one per cent). There was no impairment of other goodwill in the year to 30 June 2026 (2025: US$ nil).

Key judgements and estimates

Judgements: Assessment of indicators of impairment or impairment reversal and the determination of CGUs for impairment purposes require significant management judgement.

Indicators of impairment may include changes in the Group's operating and economic assumptions, including those arising from changes in reserves or mine planning, updates to the Group's commodity supply, demand and price forecasts, or the possible additional impacts from emerging risks including those related to climate change and the transition to a low-carbon economy.

Climate change

The Group's impairment assessments may be impacted by climate change and the transition to a low-carbon economy. Further detail is provided in note 16 'Climate change'.

Estimates: The Group performs a recoverable amount determination for an asset or CGU when there is an indication of impairment or impairment reversal.

Previously impaired CGUs and recently acquired assets recognised at fair value on acquisition may have comparatively lower headroom between carrying value and recoverable amount, reflecting the basis on which those carrying values have been determined.

When the recoverable amount is measured by reference to FVLCD, in the absence of quoted market prices or binding sale agreement, estimates are made regarding the present value of future post-tax cash flows. These estimates are made from the perspective of a market participant and include prices, future production volumes, operating costs, capital expenditure, closure and rehabilitation costs, taxes, risking factors applied to cash flows and discount rates. The cash flow forecasts may include net cash flows expected from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Reserves and resources are included in the assessment of FVLCD to the extent that it is considered probable that a market participant would attribute value to them.

When recoverable amount is measured using VIU, estimates are made regarding the present value of future cash flows based on internal budgets and forecasts and life of asset plans. Key estimates are similar to those identified for FVLCD, although some assumptions and values may differ as they reflect the perspective of management rather than a market participant.

All estimates require judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group; hence, there is a possibility that changes in circumstances will materially alter projections, which may impact the recoverable amount of an asset or CGU at each reporting date. With the exception of the Jansen project CGU impairment mentioned above, no indicators of impairment, or impairment reversal, were identified across the Group's remaining CGUs at 30 June 2026 noting that the carrying value of the Spence CGU is the most susceptible to changes in the significant estimates outlined below in the next reporting period.

The significant estimates impacting the Group's recoverable amount determinations are:

Commodity prices

Commodity prices were based on latest internal forecasts which assume short-term market prices will revert to the Group's assessment of long-term price. These price forecasts reflect management's long-term views of global supply and demand, built upon past experience of the commodity markets and are benchmarked with external sources of information such as analyst forecasts. Prices are adjusted based upon premiums or discounts applied to global price markers to reflect the location, nature and quality of the Group's production, or to take into account contracted prices.

Future production volumes

Estimated production volumes were based on detailed data and took into account development plans established by management as part of the Group's long-term planning process. When estimating FVLCD, assumptions reflect all reserves and resources that a market participant would consider when valuing the respective CGU, which in some cases are broader in scope than the reserves that would be used in a VIU test. In determining FVLCD, risk factors may be applied to reserves and resources which do not meet the criteria to be treated as proved.

154 **BHP** Annual Report 2026

1 Consolidated Financial Statements continued

Key judgements and estimates continued

Cash outflows (including operating costs, capital expenditure, closure and rehabilitation costs and taxes)

Closure cash outflows are based on internal budgets and forecasts and life of asset plans. Cost assumptions reflect management experience and expectations. Tax assumptions reflect existing and substantively enacted tax and royalty regimes and rates applicable in the jurisdiction of the CGU. In the case of FVLCD, cash flow projections include the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost where a market participant may take a consistent view. VIU does not take into account future development.

Discount rates

The Group uses real post-tax discount rates applied to real post-tax cash flows. The discount rates are derived using the weighted average cost of capital methodology. Adjustments to the rates are made for any risks that are not reflected in the underlying cash flows, including country risk.

14 Deferred tax balances

The movement for the year in the Group's net deferred tax position is as follows:

	2026 US$M	2025 US$M	2024 US$M
Net deferred tax (liability)/asset			
At the beginning of the financial year	(3,428)	(3,265)	(4,243)
Income tax credit/(charge) recorded in the income statement[1]	320	(177)	988
Income tax credit/(charge) recorded directly in equity	51	(17)	(6)
Divestment of subsidiaries and operations	32	14	(3)
Other movements	38	17	(1)
At the end of the financial year	(2,987)	(3,428)	(3,265)

1. Includes US$1,125 million income tax credit in the year ended 30 June 2024 as a result of an impairment of Western Australia Nickel Assets.

For recognition and measurement of deferred tax assets and liabilities, refer to note 6 'Income tax expense'. The mandatory temporary exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied at 30 June 2026.

The composition of the Group's net deferred tax assets and liabilities recognised in the balance sheet and the deferred tax expense (credited)/charged to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		(Credited)/charged to the income statement		
	2026 US$M	2025 US$M	2026 US$M	2025 US$M	2026 US$M	2025 US$M	2024 US$M
Type of temporary difference							
Depreciation	(507)	(876)	5,296	5,284	(322)	211	(896)
Employee benefits	41	35	(541)	(477)	(65)	(78)	6
Closure and rehabilitation	221	195	(2,111)	(1,826)	(311)	(96)	(29)
Other provisions	39	47	(180)	(202)	29	2	23
Deferred income	–	–	(16)	(9)	(8)	14	(9)
Deferred charges	(38)	(31)	588	551	44	5	(148)
Investments, including foreign tax credits	281	281	660	516	143	96	(6)
Foreign exchange gains and losses	(21)	(14)	32	85	(45)	9	(115)
Tax losses	88	491	(32)	(38)	409	(80)	40
Lease liability	35	23	(749)	(735)	(25)	(19)	45
Other	(25)	(73)	154	357	(169)	113	101
Total	114	78	3,101	3,506	(320)	177	(988)

The composition of the Group's unrecognised deferred tax assets and liabilities is as follows:

	2026 US$M	2025 US$M
Unrecognised deferred tax assets		
Tax losses and tax credits[1]	12,071	10,159
Investments in subsidiaries[2]	1,729	1,681
Mineral rights[3]	3,249	3,224
Other deductible temporary differences[4]	2,101	1,965
Total unrecognised deferred tax assets	19,150	17,029
Unrecognised deferred tax liabilities		
Investments in subsidiaries[2]	2,454	2,349
Total unrecognised deferred tax liabilities	2,454	2,349

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 155

1. At 30 June 2026, the Group had income and capital tax losses with a tax benefit of US$6,000 million (2025: US$5,621 million) and tax credits of US$6,071 million (2025: US$4,538 million), which are not recognised as deferred tax assets, because it is not probable that future taxable profits or capital gains will be available against which the Group can utilise the benefits.
   The gross amount of tax losses carried forward that have not been recognised is as follows:

Year of expiry	2026 US$M	2025 US$M
Income tax losses		
Not later than one year	34	14
Later than one year and not later than two years	12	16
Later than two years and not later than five years	36	46
Later than five years and not later than 10 years	1,265	872
Later than 10 years and not later than 20 years	1,637	623
Unlimited	5,754	5,752
	8,738	7,323
Capital tax losses		
Not later than one year	–	–
Later than two years and not later than five years	–	–
Unlimited	13,321	13,371
Gross amount of tax losses not recognised	22,059	20,694
Tax effect of total losses not recognised	6,000	5,621

   Of the US$6,071 million of tax credits, US$4,518 million expires not later than 10 years (2025: US$3,566 million) and US$1,547 million expires later than 10 years and not later than 20 years (2025: US$972 million). The remainder of the tax credits do not have an expiration date.
2. The Group has deferred tax assets and deferred tax liabilities associated with undistributed earnings of subsidiaries that have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is not probable that these differences will reverse in the foreseeable future. Where the Group has undistributed earnings held by associates and joint interests, the deferred tax liability will be recognised as there is no ability to control the timing of the potential distributions.
3. The Group has deductible temporary differences relating to mineral rights for which deferred tax assets have not been recognised because it is not probable that future capital gains will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.
4. The Group has other deductible temporary differences for which deferred tax assets have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

15 Closure and rehabilitation provisions

	2026 US$M	2025 US$M
At the beginning of the financial year	10,468	9,837
Capitalised amounts for operating sites:		
Change in estimate	628	548
Exchange translation	285	(61)
Adjustments charged/(credited) to the income statement:		
Change in estimate	17	112
Exchange translation	61	(11)
Other adjustments to the provision:		
Amortisation of discounting impacting net finance costs	627	510
Divestment of subsidiaries and operations	(15)	–
Expenditure on closure and rehabilitation activities	(471)	(468)
Other movements	(2)	1
At the end of the financial year	11,598	10,468
Comprising:		
Current	645	662
Non-current	10,953	9,806
Operating sites	7,953	6,908
Closed sites	3,645	3,560

Profile of closure and rehabilitation cash flows

The table below indicates the estimated profile of the Group's closure and rehabilitation provisions. The profile reflects the undiscounted forecast cash flows that underpin the provisions. In some instances, the Group has an obligation to rehabilitate and maintain a closed site for an indefinite period. For the purpose of this analysis, the cashflow period has been restricted to 100 years.

Proportion of the Group's undiscounted forecast cash flows	2026 %	2025 %
In one year or less	4	4
In more than one year but not more than two years	2	3
In more than two years but not more than five years	10	10
In more than five years but not more than ten years	20	15
In more than ten years	64	68
Total	100	100

1 Consolidated Financial Statements continued 15 Closure and rehabilitation provisions continued The Group is required to close and rehabilitate sites and associated facilities at the end of or, in some cases, during the course of production to a condition acceptable to the relevant authorities, as specified in licence requirements and the Group’s closure performance requirements. The key components of closure and rehabilitation activities are: – the removal of all unwanted infrastructure associated with an operation – the return of disturbed areas to a safe, stable and self-sustaining condition, consistent with the agreed post-closure land use Recognition and measurement Provisions for closure and rehabilitation are recognised by the Group when: – it has a present legal or constructive obligation as a result of past events – it is more likely than not that an outflow of resources will be required to settle the obligation – the amount can be reliably estimated Initial recognition and measurement Subsequent measurement Closure and rehabilitation provisions are initially recognised when an environmental disturbance first occurs. The individual site provisions are an estimate of the expected value of future cash flows required to close the relevant site using current standards and techniques and taking into account risks and uncertainties. Individual site provisions are discounted to their present value using currency specific discount rates aligned to the estimated timing of cash outflows. When provisions for closure and rehabilitation are initially recognised, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The closure and rehabilitation asset, recognised within property, plant and equipment, is depreciated over the life of the operations. The value of the provision is progressively increased over time as the effect of discounting unwinds, resulting in an expense recognised in net finance costs. The closure and rehabilitation provision is reviewed at each reporting date to assess if the estimate continues to reflect the best estimate of the obligation. If necessary, the provision is remeasured to account for factors such as: – additional disturbance during the period – revisions to estimated reserves, resources and lives of operations including any changes to expected operating lives arising from the Group’s latest assessment of the potential impacts of climate change and the transition to a low-carbon economy – developments in technology – changes to regulatory requirements and environmental management strategies – changes in the estimated extent and costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates – movements in interest rates affecting the discount rate applied Changes to the closure and rehabilitation estimate for operating sites are added to, or deducted from, the related asset and amortised on a prospective basis over the remaining life of the operation, generally applying the units of production method. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when the event gives rise to an obligation that is probable and capable of reliable estimation. Closed sites Where future economic benefits are no longer expected to be derived through operation, changes to the associated closure and remediation costs are charged to the income statement in the period identified. The amount charged to the income statement, inclusive of exchange translation and remediation costs related to contaminated sites, was US$78 million in the year ended 30 June 2026 (2025: US$101 million; 2024: US$38 million). Key estimates Closure cost estimates are generally based on conceptual level studies early in the operating life of an asset with more detailed studies and planning performed as closure risks (including those related to climate change) are identified and/or as an asset, or parts thereof, near closure. As such, the recognition and measurement of closure and rehabilitation provisions requires the use of significant estimates and assumptions, including, but not limited to: – the extent (due to legal or constructive obligations) of potential activities required for the removal of infrastructure, decharacterisation of tailings storage facilities and rehabilitation activities – costs associated with future closure activities – the extent and period of post-closure monitoring and maintenance, including water management – applicable discount rates – the timing of cash flows and ultimate closure of operations The extent, cost and timing of future closure activities may also be impacted by the potential physical impacts of climate change and the transition to a low-carbon economy. Further detail is provided in note 16 ‘Climate change’. Estimates for post-closure monitoring and maintenance reflect the Group’s strategies for individual sites, which may include possible relinquishment. The period of monitoring and maintenance included in the provision requires judgement and considers regulatory and licencing requirements, the outcomes of studies and management’s current assessment of stakeholder expectations. While progressive closure is performed across a number of operations, significant activities are generally undertaken at the end of the production life at the individual sites, the estimated timing of which is informed by the Group’s current assumptions relating to demand for commodities and carbon pricing, and their impact on the Group’s long-term price forecasts. 156 BHP Annual Report 2026

Key estimates continued Approximately 42 per cent (2025: 44 per cent) of the Group’s total undiscounted forecast cash flows are expected to be incurred after more than 30 years, reflecting the long-lived nature of many of the Group’s operations which have remaining production lives ranging from 4–79 years (2025: 4–86 years). The discount rates applied to the Group’s closure and rehabilitation provisions are determined by reference to the currency of the closure cash flows, the period over which the cash flows will be incurred and prevailing market interest rates (where available). The Group continues to monitor current market conditions with no change made to the Group’s discount rates in the current year. While the closure and rehabilitation provisions reflect management’s best estimates based on current knowledge and information, further studies, trials and detailed analysis of relevant knowledge and resultant closure activities for individual assets continue to be performed throughout the life of asset. Such studies and analysis can impact the estimated costs of closure activities. Estimates can also be impacted by the emergence of new closure and rehabilitation techniques, changes in regulatory requirements and stakeholder expectations for closure (including costs associated with equitable transition), development of new technologies, risks relating to climate change and the transition to a low-carbon economy, and experience at other operations. These uncertainties may result in future actual expenditure differing from the amounts currently provided for in the balance sheet. Sensitivity A 0.5 per cent increase in the discount rates applied at 30 June 2026 would result in a decrease to the closure and rehabilitation provision of approximately US$770 million, a decrease in property, plant and equipment of approximately US$532 million in relation to operating sites and an income statement credit of approximately US$238 million in respect of closed and contaminated sites. In addition, the change would result in a decrease of approximately US$38 million to depreciation expense and a US$32 million increment in net finance costs due to unwind of discount for the year ending 30 June 2027. Given the long-lived nature of the majority of the Group’s assets, the majority of final closure activities are generally not expected to occur for a significant period of time. However, a one-year acceleration in forecast cash flows of the Group’s closure and rehabilitation provisions, in isolation, would result in an increase to the provision of approximately US$326 million, an increase in property, plant and equipment of US$198 million in relation to operating sites and an income statement charge of US$128 million in respect of closed sites and contaminated sites. 16 Climate change The Group’s current climate change strategy focuses on developing a portfolio of commodities to support the major global shifts shaping our world, reducing operational greenhouse gas (GHG) emissions (Scopes 1 and 2 from our operated assets), supporting value chain (Scope 3) GHG emissions reductions, and managing climate-related risks and opportunities. Areas of these Financial Statements that may be impacted in connection with this strategy throughout the value creation and delivery cycle of the Group’s operations, include: Phase Area of potential Financial Statement impact Exploration and acquisition – Portfolio decisions Development and mining/process and logistics – Climate-related transition risks and opportunities and asset carrying values – Climate-related physical risks and asset carrying values – Acquisition and use of carbon credits – Useful economic lives of property, plant and equipment – Expenditure on operational decarbonisation Sales, marketing and procurement – Expenditure to support value chain decarbonisation Closure and rehabilitation – Timing, scope and expected cost of closure and rehabilitation activities The significant judgements and key estimates used in the preparation of these Financial Statements reflect the Group’s current planning range (which implies a projected global average temperature increase of approximately 2.2–2.5°C by CY2100), as described below. At the date of issue of these Financial Statements, indicators show the appropriate measures are not in place globally to drive decarbonisation at the pace or scale required to achieve the aim of the Paris Agreement to limit the global average temperature increase to 1.5°C above pre-industrial levels by CY2100. The Group continues to monitor global decarbonisation signposts and considers these in updates to its planning range, associated price outlooks and cost of carbon assumptions. If such signposts indicate the appropriate measures are in place for achievement of a 1.5°C outcome, this would be reflected in the Group’s planning range. Changes to the Group’s climate change strategy or global decarbonisation trends may impact the Group’s significant judgements and key estimates, and result in material changes to financial results, cash flows and the carrying values of certain assets and liabilities in future reporting periods. Portfolio decisions Over recent years, the Group has repositioned its portfolio towards commodities that can help enable and support the major global shifts of decarbonisation, electrification, digitalisation, urbanisation and population growth. Copper supports electrification, including energy transition infrastructure and digitalisation; iron ore and steelmaking coal are key inputs to steel production needed for construction; and the Group is developing a world-class potash asset to support food security and more sustainable land use. Within a decarbonisation context, copper represents a key growth opportunity reflecting its role in the energy transition. The Group’s strategy includes organic growth and expansion of existing copper assets, as well as greenfield projects such as Vicuña and Resolution. Refer to note 2 ‘Revenue’, which presents current and prior year revenue by commodity. Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 157

1 Consolidated Financial Statements continued 16 Climate change continued Climate-related transition risks and opportunities and asset carrying values Significant judgements and key estimates in relation to the preparation of these Financial Statements, including asset carrying values and impairment assessments, are impacted by the Group’s current assessment of the range of economic and climate-related conditions that could exist in the world’s transition to a low-carbon economy. For example, demand for the Group’s commodities may decrease due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change, resulting in a proportion of a cash generating unit’s (CGU) reserves becoming incapable of extraction in an economically viable fashion. Alternatively, technological or market developments increasing demand for commodities in the portfolio that help enable decarbonisation may have a positive impact on prices for those commodities. The Group’s planning range comprises a ‘most likely’ base case, used as the basis for judgements and assumptions in these Financial Statements with probabilistic upside and downside cases for commodity prices that are designed to capture uncertainty. The planning range reflects the Group’s proprietary forecasts for the global economy and associated sub-sectors (i.e. energy, transport, agriculture and steel) and the resulting market outlook for core commodities. Given the complexity and inherent uncertainty of long run forecasting, the Group periodically reviews key assumptions underpinning its planning range to reflect new information. During FY2026, the Group updated the key assumptions underpinning its planning range to reflect evolving economic and geopolitical conditions. As a result, the planning range now implies a projected global average temperature increase of approximately 2.2–2.5°C by CY2100 (compared to around 2°C for the Group’s planning range in FY2025), reflecting an updated assessment of the Group’s outlook on global decarbonisation pathways. The Group reflects the planning range and associated price outlooks in the internal valuations used as the basis for the Group’s impairment assessments. The discount rate used in the internal valuations underpinning impairment assessments reflects a real post-tax weighted average cost of capital (WACC), including country and state risk premia where appropriate and ranges from 7.0 per cent to 10.0 per cent across the Group (FY2025: 7.0 per cent to 9.5 per cent). Cash flow forecasts used as the basis for impairment testing consider asset specific risks, including climate-related physical risks and therefore the Group does not apply a separate climate-related risk adjustment in the Group’s WACC. Investment decisions and asset valuations used for the purposes of impairment testing also consider carbon price assumptions in relevant regions by applying a carbon price to estimated unmitigated Scopes 1 and 2 GHG emissions over the life of the respective operation. In determining the Group’s strategy and carbon price forecast, factors including a country’s current and announced climate policies, targets and societal factors, such as public acceptance and demographics, are considered. The Group’s base case projections estimate that carbon prices are likely to rise over time, ranging from US$0 to US$146 per tCO2e by FY2030 and US$0 to US$250 by FY2050. Further detail on the Group’s significant judgements and estimates that inform the planning range and FY2026 impairment assessments, is included in note 13 ‘Impairment of non-current assets’. Climate-related physical risks and asset carrying values The Group’s operations are exposed to climate-related physical risks. These risks may arise from both the increasing severity and/or frequency of acute events (extreme climatic events, such as floods, cyclones and heatwaves) and chronic changes (such as prolonged drought, rising temperatures, and incremental increases in extreme heat days). The potential effects of these events may be both direct and indirect. To seek to mitigate operational interruption risk from climate hazards, the Group considers climate-related physical risks as part of its capital projects decision making process, including, where relevant, the incorporation of weather conditions and climate projections in asset design. As adaptation measures are generally embedded within the broader capital project scopes, any current year expenditure would be reflected within the additions to Property, plant and equipment in note 11 ‘Property, plant and equipment’. In addition, where relevant, the Group’s current best estimate of potential future operational interruptions is reflected in the internal valuations used as the basis for the Group’s impairment assessments. These estimates are informed by historical weather disruption patterns in addition to forward-looking climate outlooks under different climate scenarios relevant to asset location and infrastructure. Further detail on the Group’s significant judgements and estimates that inform the FY2026 impairment assessments is outlined in note 13 ‘Impairment of non-current assets’. Assessing climate-related physical risk is inherently complex and subject to a high degree of uncertainty. The Group relies on external climate scenarios, which are periodically updated to reflect the latest scientific understanding of the impacts of climate change on weather patterns. Future updates to these scenarios may influence risk assessments and could result in material changes to financial results and the carrying values of assets and liabilities in future reporting periods. The timing and nature of any such changes are subject to significant uncertainty. Acquisition and use of carbon credits The Group’s carbon credits, and offsetting strategy is managed at the Group level. The Group currently acquires carbon credits primarily for regulatory purposes. The Group’s plan is to achieve its FY2030 operational GHG emissions (Scopes 1 and 2 emissions from the Group’s operated assets) target through structural abatement, but if there is an unanticipated shortfall in the pathway to achieve the target, there may be a need to surrender voluntary carbon credits to close the performance gap. The Group will not use regulatory carbon credits when determining whether it has achieved its FY2030 target. The Group may also sell carbon credits, depending on internal use requirements, or originate carbon credits through project development or direct investment. Acquired carbon credits are recognised as an asset initially at cost and are subsequently subject to impairment and/or net realisable value assessments. Classification of the asset reflects the intended manner of use: – Inventory – where the intended use is uncertain or the carbon credit is available for trading purposes (either separately or ‘bundled’ with sale of a commodity) (FY2026: US$ nil, FY2025: US$ nil); or – Intangible asset – held for regulatory or voluntary surrender (FY2026: US$22 million, FY2025: US$19 million) The Group has also recognised prepayments of US$49 million (FY2025: US$32 million) for the future delivery of carbon credits. 158 BHP Annual Report 2026

Useful economic lives of property, plant and equipment The determination of useful lives of the Group’s PP&E requires judgement, including consideration of the Group’s climate change strategy, targets and goals, decarbonisation plans and the possible impact of transition risks and opportunities on demand for the Group’s commodities. Useful lives are reviewed each reporting period, including to ensure they do not exceed the remaining expected operating life of the operation in which they are utilised. The remaining lives of the Group’s operations reflect the Group’s planning range and its underlying climate-related assumptions. Diesel combustion remains the single largest source of operational GHG emissions and the Group’s preferred option to displace diesel is via electrification. As the pace of development of some decarbonisation technology has been slowed by Original Equipment Manufacturers, particularly relating to delays in the displacement of diesel used for materials movement, the deployment into the Group’s operations is not anticipated until post FY2030. The Group’s operational plans continue to assume the progressive replacement of haul trucks, and other diesel-powered equipment only at the end of their useful lives in line with the Group’s regular fleet renewal programs. Renewal programs are expected to utilise technology available at the time of the scheduled replacement. As such, expected fleet decarbonisation did not impact the Group’s existing fleet assets in FY2026. Expenditure on operational decarbonisation The Group has a medium-term target to reduce its operational GHG emissions (Scopes 1 and 2 from the Group’s operated assets) by at least 30 per cent from the Group’s FY2020 baseline levels by FY2030 and a long-term goal to achieve net zero operational GHG emissions by CY2050. The FY2020 baseline for the medium-term target and the reference year for the long-term goal, and subsequent performance is adjusted for acquisitions, divestments and methodology changes. Operational decarbonisation activities to date have largely focused on transitioning the Group’s electricity supply to renewable sources. A significant proportion of the Group’s renewable electricity is currently sourced through power purchase agreements and judgement is required in determining the appropriate accounting treatment of such arrangements. Depending on the specific terms and conditions, power purchase agreements may be recognised as an expense when incurred, a financial derivative or a lease liability, with an associated right of use asset. The majority of operational decarbonisation expenditure is associated with diesel displacement technologies. In FY2026, the Group incurred US$65 million of incremental operational decarbonisation spend (reflecting capital expenditure, operating expenditure and lease payments). This amount reflects the incremental cost to facilitate the Group’s reduction in operational GHG emissions. Estimated future cash flows for the Group’s assets include amounts associated with projects aimed at contributing to the achievement of the Group’s medium-term target and long-term goal. These cash flow estimates form the basis of the Group’s impairment assessments as outlined in further detail in note 13 ‘Impairment of non-current assets’. All estimates require judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group; hence, there is a possibility that further changes in external circumstances and/or any change to the Group’s climate change strategy could materially alter the expected level of expenditure on operational decarbonisation and the associated Financial Statement significant judgements and key estimates. Expenditure to support value chain decarbonisation The Group continues to invest in reducing GHG emissions from its value chain, including through partnership with others to influence technology innovation and development to support GHG emissions reductions by steelmaking customers and in the maritime industry. In FY2026, this included expenditure of approximately US$36 million to support collaborative partnerships, consortiums, research and development, trials, pilots and BHP Ventures investments. Given the inherent uncertainty in future technology and policy advancements, it is not currently possible to reliably estimate or measure the full potential Financial Statement impacts of the Group’s pursuit of its Scope 3 goals and targets. Timing, scope and expected cost of closure and rehabilitation activities The extent, timing and cost of the Group’s future closure activities may be impacted by potential climate-related physical and transition impacts. In estimating the potential cost of closure activities, the Group considers factors such as long-term weather outlooks, for example forecast changes in rainfall patterns. Closure cost estimates also consider the impact of the Group’s climate change strategy on the costs and timing of performing closure activities and the impact of new technology where appropriately developed and tested. For example, closure cost estimates largely continue to reflect the use of existing fuel sources for the Group’s equipment while the Group continues to invest in the development of alternative fuel sources and fleet electrification. The estimated cost of closure activities includes management’s current best estimate in relation to post-closure monitoring and maintenance, which may be required for significant periods beyond the completion of other closure activities and is therefore exposed to potential long-term climate-related impacts. While reflecting management’s current best estimate, the cost of post-closure monitoring and maintenance may change in future reporting periods as the understanding of, and potential long-term impacts from a changing climate continue to evolve. Given the long-lived nature of the majority of the Group’s assets, many final closure activities are not expected to occur for a significant period of time. However: – The Group acknowledges the wide range of potential energy transition pathways for harder-to-abate industries (including steelmaking), the impact this may have on demand for steelmaking coal, and ultimately mine useful lives. For illustrative purposes only, a one-year change in the mine life of the Group’s steelmaking coal assets would, in isolation, change the closure and rehabilitation provisions for those assets by approximately US$44 million. – The Group continues to progress with its plans to cease mining at NSWEC by June 2030. As such, while the provision is subject to estimation and assumptions, the timing of closure is no longer considered materially susceptible to potential long-term climate-related transition risks. Further, while the Group is evaluating the approach to the closure of NSWEC and potential expenditure relating to an equitable change and transition for its workforce, the Group continues to engage with its employees and the community to understand and develop the most appropriate transition plan. As the Group’s approach is currently under development with impacted parties, it is not yet supported by a detailed, formal plan or commitment and therefore no provision relating to equitable change and transition costs can be recognised as at 30 June 2026. More detail on the key judgements and estimates impacting the Group’s closure and rehabilitation provisions is presented in note 15 ‘Closure and rehabilitation provisions’. Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 159

160 BHP Annual Report 2026

1 Consolidated Financial Statements continued

Capital structure

17 Share capital

	2026 shares	2025 shares	2024 shares
Share capital issued – BHP Group Limited			
Opening number of shares	**5,075,992,235**	5,071,530,817	5,065,820,556
Issue of shares	**5,399,471**	4,461,418	5,710,261
Purchase of shares by ESOP Trusts	**(5,373,388)**	(4,438,680)	(5,687,667)
Employee share awards exercised following vesting	**4,846,302**	4,994,832	5,841,767
Movement in treasury shares under Employee Share Plans	**527,086**	(556,152)	(154,100)
Closing number of shares	**5,081,391,706**	5,075,992,235	5,071,530,817
Comprising:			
Shares held by the public	**5,080,163,098**	5,075,290,713	5,070,273,143
Treasury shares	**1,228,608**	701,522	1,257,674

In August 2025, BHP Group Limited issued 2,920,940 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and Solium Nominees (Australia) Pty Ltd at A$41.47 per share (2025: 2,370,371 fully paid ordinary shares issued at A$40.84 per share in August 2024; 2024: 2,919,231 fully paid ordinary shares issued at A$43.52 per share in August 2023) and in April 2026, BHP Group Limited issued 2,478,531 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and Computershare Nominees CI Ltd at A$50.37 per share (2025: 2,091,047 fully paid ordinary shares issued at A$39.62 per share in April 2025; 2024: 2,791,030 fully paid ordinary shares issued at A$43.79 per share in March 2024) to satisfy the vesting of employee share awards and related dividend equivalent entitlements under those employee share plans.

Share capital of BHP Group Limited at 30 June 2026 is composed of the following categories of shares:

Ordinary shares fully paid	Treasury shares
Each fully paid ordinary share of BHP Group Limited carries the right to one vote at a meeting of the Company.	Treasury shares are fully paid ordinary shares of BHP Group Limited that are held by the ESOP Trusts for the purpose of issuing shares to employees under the Group's Employee Share Plans. Treasury shares are recognised at cost and deducted from equity, net of any income tax effects. When the treasury shares are subsequently sold or reissued, any consideration received, net of any directly attributable costs and income tax effects, is recognised as an increase in equity. Any difference between the carrying amount and the consideration, if reissued, is recognised in retained earnings.

18 Other equity

	2026 US$M	2025 US$M	2024 US$M	Recognition and measurement
Common control reserve	**(1,603)**	(1,603)	(1,603)	The common control reserve arose on unification of the Group's corporate structure in FY2022 and represents the residual on consolidation between BHP Group Ltd's investment in BHP Group Plc (now known as BHP Group (UK) Ltd) and BHP Group Plc's share capital, share premium and capital redemption reserve at the time of unification.
Employee share awards reserve	**251**	188	166	The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised. Once exercised, the difference between the accumulated fair value of the awards and their historical on-market purchase price is recognised in retained earnings.
Cash flow hedge reserve	**(76)**	(16)	27	The cash flow hedge reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of non-financial hedged items. The hedging reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge relationship.
Cost of hedging reserve	**(11)**	4	(7)	The cost of hedging reserve represents the recognition of certain costs of hedging for example, basis adjustments, which have been excluded from the hedging relationship and deferred in other comprehensive income until the hedged transaction impacts the income statement.
Foreign currency translation reserve	**(16)**	(14)	(14)	The foreign currency translation reserve represents exchange differences arising from the translation of non-US dollar functional currency operations within the Group into US dollars.
Equity investments reserve	**14**	2	(21)	The equity investment reserve represents the revaluation of investments in shares recognised through other comprehensive income. Where a revalued financial asset is sold, the relevant portion of the reserve is transferred to retained earnings.
Non-controlling interest contribution reserve	**1,503**	1,437	1,437	The non-controlling interest contribution reserve represents the excess of consideration received over the book value of net assets attributable to equity instruments when acquired by non-controlling interests.
Total reserves	**62**	(2)	(15)

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 161

Summarised financial information relating to each of the Group's subsidiaries with non-controlling interests (NCI) that are significant to the Group is shown below:

	2026			2025		
US$M	Minera Escondida Limitada	Other individually immaterial subsidiaries	Total	Minera Escondida Limitada	Other individually immaterial subsidiaries	Total
Group share (per cent)	57.5			57.5		
Current assets	4,682			3,630		
Non-current assets	14,850			13,939		
Current liabilities	(2,949)			(2,074)		
Non-current liabilities	(5,060)			(5,917)		
Net assets	11,523			9,578		
Net assets attributable to NCI	4,897	501	5,398	4,071	482	4,553
Revenue	17,054			13,177		
Profit after taxation	6,732			4,237		
Other comprehensive income	(7)			(9)		
Total comprehensive income	6,725			4,228		
Profit after taxation attributable to NCI	2,861	332	3,193	1,801	323	2,124
Other comprehensive income attributable to NCI	(3)	–	(3)	(4)	(1)	(5)
Net operating cash flow	7,551			6,263		
Net investing cash flow	(2,108)			(2,390)		
Net financing cash flow	(4,987)			(3,413)		
Dividends paid to NCI	2,032	323	2,355	1,488	385	1,873

While the Group controls Minera Escondida Limitada, the non-controlling interests hold certain protective rights that restrict the Group's ability to sell assets held by Minera Escondida Limitada, or use the assets in other subsidiaries and operations owned by the Group. Minera Escondida Limitada is also restricted from paying dividends without the approval of the non-controlling interests.

19 Dividends

	Year ended 30 June 2026		Year ended 30 June 2025		Year ended 30 June 2024	
	Per share US cents	Total US$M	Per share US cents	Total US$M	Per share US cents	Total US$M
Dividends paid during the period						
Prior year final dividend	60	3,048	74	3,749	80	4,065
Interim dividend	73	3,713	50	2,537	72	3,647
	133	6,761	124	6,286	152	7,712

Dividends paid during the period differs from the amount of dividends paid in the Consolidated Cash Flow Statement as a result of foreign exchange gains and losses between the record date and the payment date of equity distributions. Settlements of US$1 million were made on derivative instruments as part of the funding of the dividend paid during the period and disclosed in 'Proceeds from cash management related instruments' in the Consolidated Cash Flow Statement.

Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited. Dividends determined on each ADS represent twice the dividend determined on each BHP Group Limited ordinary share.

Dividends are determined after period-end and announced with the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September or October. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 18 August 2026, BHP Group Limited determined a final dividend of 99 US cents per share (US$5,029 million), which will be paid on 23 September 2026 (30 June 2025: final dividend of 60 US cents per share – US$3,045 million; 30 June 2024: final dividend of 74 US cents per share – US$3,752 million).

BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2026 US$M	2025 US$M	2024 US$M
Franking credits as at 30 June	11,210	10,089	9,165
Franking credits arising from the payment of current tax payable/(receivable)	355	(275)	83
Total franking credits available[1]	11,565	9,814	9,248

1. The payment of the final 2026 dividend determined after 30 June 2026 will reduce the franking account balance by US$2,156 million.

162 BHP Annual Report 2026

1 Consolidated Financial Statements continued

20 Provisions for dividends and other liabilities

The disclosure below excludes closure and rehabilitation provisions (refer to note 15 'Closure and rehabilitation provisions'), employee benefits, restructuring and post-retirement employee benefits provisions (refer to note 27 'Employee benefits, restructuring and post-retirement employee benefits provisions') and the provision related to the Samarco dam failure (refer to note 4 'Significant events – Samarco dam failure').

	2026 US$M	2025 US$M
At the beginning of the financial year	706	710
Dividends determined	6,761	6,286
Charge/(credit) for the year:		
Underlying	268	185
Amortisation of discounting impacting net finance costs	6	7
Exchange translation	10	103
Released during the year	(111)	(73)
Utilisation	(149)	(90)
Dividends paid	(6,756)	(6,403)
Divestment of subsidiaries and operations	(10)	–
Transfers and other movements	(23)	(19)
At the end of the financial year	702	706
Comprising:		
Current	296	310
Non-current	406	396

Financial management

21 Net debt

The Group seeks to maintain a strong balance sheet and deploys its capital with reference to the Capital Allocation Framework.

The Group monitors capital using the net debt balance and the gearing ratio, being the ratio of net debt to net debt plus net assets.

The net debt definition includes the fair value of derivative financial instruments used to hedge cash and borrowings which reflects the Group's risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates.

Under IFRS 16/AASB 16 'Leases' (IFRS 16), certain vessel lease contracts are required to be remeasured at each reporting date to the prevailing freight index. While these liabilities are included in the Group interest bearing liabilities, they are excluded from the net debt calculation as they do not align with how the Group assesses net debt for decision making in relation to the Capital Allocation Framework. In addition, the freight index has historically been volatile which creates significant short-term fluctuation in these liabilities.

	2026		2025	
US$M	Current	Non-current	Current	Non-current
Interest bearing liabilities				
Bank loans	890	3,644	40	3,691
Notes and debentures	855	18,090	1,316	16,337
Lease liabilities	934	2,562	641	2,312
Bank overdraft and short-term borrowings	–	–	1	–
Other	5	141	20	138
Total interest bearing liabilities	2,684	24,437	2,018	22,478
Less: Lease liability associated with index-linked freight contracts	401	334	185	148
Less: Cash and cash equivalents				
Cash	7,609	–	7,244	–
Short-term deposits	10,923	–	4,650	–
Less: Total cash and cash equivalents	18,532	–	11,894	–
Less: Derivatives included in net debt				
Net debt management related instruments[1]	12	(1,079)	13	(608)
Net cash management related instruments[2]	227	–	(60)	–
Less: Total derivatives included in net debt	239	(1,079)	(47)	(608)
Net debt		8,694		12,924
Net assets		56,321		52,218
Gearing		13.4%		19.8%

1. Represents the net cross currency and interest rate swaps designated as effective hedging instruments included within current and non-current other financial assets and liabilities.
2. Represents the net forward exchange contracts included within current and non-current other financial assets and liabilities.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 163

Cash and short-term deposits are disclosed in the cash flow statement net of bank overdrafts and interest bearing liabilities at call.

	2026 US$M	2025 US$M	2024 US$M
Total cash and cash equivalents	18,532	11,894	12,501
Bank overdrafts and short-term borrowings	–	(1)	(3)
Total cash and cash equivalents, net of overdrafts	18,532	11,893	12,498

Cash and cash equivalents includes US$87 million (2025: US$125 million) restricted by legal or contractual arrangements.

Recognition and measurement

Cash and short-term deposits in the balance sheet comprise cash at bank and on hand and highly liquid cash deposits with short-term maturities that are readily convertible to known amounts of cash with insignificant risk of change in value. The Group considers that the carrying value of cash and cash equivalents approximate fair value due to their short-term to maturity. Refer to note 22 'Leases' and note 24 'Financial risk management' for the recognition and measurement principles for lease liabilities and other financial liabilities.

Interest bearing liabilities and cash and cash equivalents include balances denominated in the following currencies:

	Interest bearing liabilities		Cash and cash equivalents	
	2026 US$M	2025 US$M	2026 US$M	2025 US$M
USD	20,409	19,292	8,867	4,507
EUR	4,022	2,505	4	8
AUD	1,251	1,163	5,879	3,611
GBP	1,014	1,080	28	25
CAD	15	3	3,283	3,369
Other	410	453	471	374
Total	27,121	24,496	18,532	11,894

The Group enters into derivative transactions to convert the majority of its exposures above into US dollars. Further information on the Group's risk management activities relating to these balances is provided in note 24 'Financial risk management'.

Liquidity risk

The Group's liquidity risk arises from the possibility that it may not be able to settle or meet its obligations as they fall due and is managed as part of the portfolio risk management strategy. Operational, capital and regulatory requirements are considered in the management of liquidity risk, in conjunction with short-term and long-term forecast information.

Recognising the cyclical volatility of operating cash flows, the Group has defined minimum target cash and liquidity buffers to be maintained to mitigate liquidity risk and support operations through the cycle.

The Group's strong credit profile, diversified funding sources, its minimum cash buffer and its committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements.

The Group's Moody's credit rating has remained at A1/P-1 outlook stable (long-term/short-term). The Group's Fitch rating has remained at A/F1 outlook stable (long-term/short-term).

There were no defaults on the Group's liabilities during the period.

Counterparty risk

The Group is exposed to credit risk from its financing activities, including short-term cash investments such as deposits with banks and derivative contracts. This risk is managed by Group Treasury in line with the counterparty risk framework, which aims to minimise the exposure to a counterparty and mitigate the risk of financial loss through counterparty failure.

Exposure to counterparties is monitored at a Group level across all products and includes exposure with derivatives and cash investments.

Investments and derivatives are only transacted with approved counterparties who have been assigned specific limits based on a quantitative credit risk model. These limits are updated at least bi-annually. Additionally, derivatives are subject to tenor limits and investments are subject to concentration limits by rating.

Derivative fair values are inclusive of valuation adjustments that take into account both the counterparty and the Group's risk of default.

Standby arrangements and unused credit facilities

The Group's US$5.5 billion committed revolving credit facility operates as a back-stop to the Group's uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2026, US$ nil commercial paper was drawn (2025: US$ nil). The facility matures on 10 July 2031, following a one-year extension completed on 26 June 2026. A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margins are typical for a credit facility extended to a company with the Group's credit rating.

164 BHP Annual Report 2026

1 Consolidated Financial Statements continued

21 Net debt continued

Maturity profile of financial liabilities

The maturity profile of the Group's financial liabilities based on the undiscounted contractual amounts, taking into account the derivatives related to debt, is as follows:

2026 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other financial liabilities[1]	Obligations under lease liabilities[2]	Trade and other payables[3]	Total
Due for payment:							
In one year or less or on demand	1,747	1,111	164	109	1,088	7,491	11,710
In more than one year but not more than two years	2,871	1,015	200	84	724	31	4,925
In more than two years but not more than five years	6,167	2,451	287	167	1,103	17	10,192
In more than five years	14,085	5,806	1,383	–	1,617	–	22,891
Total	24,870	10,383	2,034	360	4,532	7,539	49,718
Carrying amount	23,625	–	1,306	344	3,496	7,539	36,310

2025 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other financial liabilities	Obligations under lease liabilities[2]	Trade and other payables[3]	Total
Due for payment:							
In one year or less or on demand	1,380	1,062	129	214	787	6,547	10,119
In more than one year but not more than two years	1,757	960	56	82	603	11	3,469
In more than two years but not more than five years	7,316	2,267	151	253	938	19	10,944
In more than five years	11,959	4,751	1,229	–	1,665	3	19,607
Total	22,412	9,040	1,565	549	3,993	6,580	44,139
Carrying amount	21,543	–	1,056	522	2,953	6,580	32,654

1. Excludes other financial liabilities associated with the Antamina silver streaming agreement, as future repayments are not based on fixed contractual amounts but variable and linked to Antamina's future production.
2. Lease liabilities due for payment in more than five years includes US$734 million (2025: US$820 million) due for payment in more than ten years.
3. Excludes input taxes of US$88 million (2025: US$90 million) included in other payables.

22 Leases

Movements in the Group's lease liabilities during the year are as follows:

	2026 US$M	2025 US$M
At the beginning of the financial year	2,953	3,116
Additions	1,111	870
Remeasurements of index-linked freight contracts	340	(297)
Lease payments	(1,172)	(881)
Foreign exchange movement	71	(13)
Amortisation of discounting	194	169
Transfers and other movements	(1)	(11)
At the end of the financial year	3,496	2,953
Comprising:		
Current liabilities	934	641
Non-current liabilities	2,562	2,312

A significant proportion by value of the Group's lease contracts relate to plant facilities, office buildings and vessels. Lease terms for plant facilities and office buildings typically run for over 10 years and vessels from four to 10 years. Other leases include port facilities, various equipment and vehicles. The lease contracts contain a wide range of different terms and conditions including extension and termination options and variable lease payments.

The Group's lease obligations are included in the Group's Interest bearing liabilities and, with the exception of vessel lease contracts that are priced with reference to a freight index, form part of the Group's net debt.

Refer to note 21 'Net debt' for maturity profile of lease liabilities based on the undiscounted contractual amounts.

At 30 June 2026, commitments for leases not yet commenced based on undiscounted contractual amounts were US$506 million (2025: US$844 million).

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 165

Movements in the Group's right-of-use assets during the year are as follows:

	2026			2025		
	Land and buildings US$M	Plant and equipment US$M	Total US$M	Land and buildings US$M	Plant and equipment US$M	Total US$M
Net book value						
At the beginning of the financial year	**439**	**2,214**	**2,653**	490	2,218	2,708
Additions	**87**	**1,024**	**1,111**	26	844	870
Remeasurements of index-linked freight contracts	**–**	**340**	**340**	–	(210)	(210)
Depreciation expensed during the period	**(75)**	**(961)**	**(1,036)**	(75)	(642)	(717)
Impairments for the year	**–**	**(29)**	**(29)**	–	–	–
Transfers and other movements	**–**	**(9)**	**(9)**	(2)	4	2
At the end of the financial year	**451**	**2,579**	**3,030**	439	2,214	2,653
– Cost	**838**	**5,682**	**6,520**	764	4,690	5,454
– Accumulated depreciation and impairments	**(387)**	**(3,103)**	**(3,490)**	(325)	(2,476)	(2,801)

Right-of-use assets are included within the underlying asset classes in Property, plant and equipment. Refer to note 11 'Property, plant and equipment'.

Amounts recorded in the income statement and the cash flow statement for the year were:

	2026 US$M	2025 US$M	2024 US$M	Included within
Income statement				
Depreciation of right-of-use assets	**1,036**	717	717	Profit from operations
Short-term, low-value and variable lease costs[1]	**860**	844	916	Profit from operations
Interest on lease liabilities	**194**	169	181	Financial expenses
Cash flow statement				
Principal lease payments	**978**	712	656	Cash flows from financing activities
Lease interest payments	**194**	169	181	Cash flows from operating activities

1. Relates to US$734 million of variable lease costs (2025: US$777 million; 2024: US$792 million), US$101 million of short-term lease costs (2025: US$43 million; 2024: US$96 million) and US$25 million of low-value lease costs (2025: US$24 million; 2024: US$28 million). Variable lease costs include contracts for hire of mining service equipment, drill rigs and transportation services. These contracts contain variable lease payments based on usage and asset performance.

Recognition and measurement

All leases with the exception of short-term (under 12 months) and low-value leases are recognised on the balance sheet, as a right-of-use asset and a corresponding interest bearing liability. Lease liabilities are initially measured at the present value of the future lease payments from the lease commencement date and are subsequently adjusted to reflect the interest on lease liabilities, lease payments and any remeasurements due to, for example, lease modifications or a change to future lease payments linked to an index or rate. Lease payments are discounted using the interest rate implicit in the lease or, where the rate is not readily determinable, the interest payments are discounted at the Group's weighted average incremental borrowing rate, adjusted to reflect factors specific to the lease, including where relevant the currency, tenor and location of the lease.

In addition to containing a lease, the Group's contractual arrangements may include non-lease components. For example, certain mining services arrangements involve the provision of additional services, including maintenance, drilling activities and the supply of personnel. The Group has elected to separate these non-lease components from the lease components in measuring lease liabilities. Non-lease components are accounted for in accordance with the accounting policies applied to each underlying good or service received.

Low-value and short-term leases are expensed to the income statement. Variable lease payments not dependent on an index or rate are excluded from lease liabilities, and expensed to the income statement.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost will initially correspond to the lease liability, adjusted for initial direct costs, lease payments made prior to lease commencement, capitalised provisions for closure and rehabilitation and any lease incentives received.

The lease asset and liability associated with all index-linked freight contracts, including continuous voyage charters (CVCs), are measured at each reporting date based on the prevailing freight index (generally the Baltic C5 index).

Where the Group is the operator of an unincorporated joint operation and all investors are parties to a lease, the Group recognises its proportionate share of the lease liability and associated right-of-use asset. In the event the Group is the sole signatory to a lease, and therefore has the sole legal obligation to make lease payments, the lease liability is recognised in full. Where the associated right-of-use asset is sub-leased (under a finance sub-lease) to a joint operation, for instance where it is dedicated to a single operation and the joint operation has the right to direct the use of the asset, the Group (as lessor) recognises its proportionate share of the right-of-use asset and a net investment in the lease, representing amounts to be recovered from the other parties to the joint operation. If the Group is not party to the head lease contract but sub-leases the associated right-of-use asset (as lessee), it recognises its proportionate share of the right-of-use asset and a lease liability which is payable to the operator.

166 BHP Annual Report 2026

1 Consolidated Financial Statements continued

22 Leases continued

Key judgements and estimates

Judgements: Certain contractual arrangements not in the form of a lease require the Group to apply significant judgement in evaluating whether the Group controls the right to direct the use of assets and therefore whether the contract contains a lease. Management considers all facts and circumstances in determining whether the Group or the supplier has the rights to direct how, and for what purpose, the underlying assets are used in certain mining contracts and other arrangements, including outsourcing and shipping arrangements. Judgement is used to assess which decision-making rights mostly affect the benefits of use of the assets for each arrangement.

Where a contract includes the provision of non-lease services, judgement is required to identify the lease and non-lease components.

Estimates: Where the Group cannot readily determine the interest rate implicit in the lease, estimation is involved in the determination of the weighted average incremental borrowing rate to measure lease liabilities. The incremental borrowing rate reflects the rates of interest a lessee would have to pay to borrow over a similar term, with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. Under the Group's portfolio approach to debt management, the Group does not specifically borrow for asset purchases. Therefore, the incremental borrowing rate is estimated referencing the Group's corporate borrowing portfolio and other similar rated entities, adjusted to reflect the terms and conditions of the lease (including the impact of currency, credit rating of subsidiary entering into the lease and the term of the lease), at the inception of the lease arrangement or the time of lease modification.

The Group estimates stand-alone prices, where such prices are not readily observable, in order to allocate the contractual payments between lease and non-lease components.

23 Net finance costs

	2026 US$M	2025 US$M	2024 US$M
Financial expenses			
Interest expense using the effective interest rate method:			
Interest on bank loans, overdrafts and all other borrowings	**1,400**	1,325	1,467
Interest capitalised at 5.21% (2025: 5.97%; 2024: 6.82%)[1]	**(719)**	(595)	(530)
Interest on lease liabilities	**194**	169	181
Discounting on streaming arrangement liability[2]	**11**	–	–
Discounting on provisions and other liabilities	**1,233**	975	1,064
Other gains and losses:			
Fair value change on hedged loans	**(367)**	263	(214)
Fair value change on hedging derivatives	**292**	(290)	188
Remeasurement of streaming arrangement liability[2]	**3**	–	–
Exchange variations on net debt	**(7)**	(94)	27
Other	**19**	18	15
Total financial expenses	**2,059**	1,771	2,198
Financial income			
Interest income	**(573)**	(603)	(709)
Other	**(31)**	(57)	–
Total financial income	**(604)**	(660)	(709)
Net finance costs	**1,455**	1,111	1,489

1. Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$216 million (2025: US$179 million; 2024: US$159 million).
2. Relates to discounting and remeasurement of the other financial liability associated with the Antamina silver streaming agreement with Wheaton Precious Metals International Ltd in accordance with IFRS 9. Refer to note 24 'Financial risk management' for more information.

Recognition and measurement

Interest income is accrued using the effective interest rate method. Finance costs are expensed as incurred, except where they relate to the financing of construction or development of qualifying assets.

24 Financial risk management 24.1 Financial risks Financial and capital risk management strategy The financial risks arising from the Group’s operations comprise market, liquidity and credit risk. These risks arise in the normal course of business and the Group manages its exposure to them in accordance with the Group’s portfolio risk management strategy. The objective of the strategy is to support the delivery of the Group’s financial targets, while protecting its future financial security and flexibility by taking advantage of the natural diversification provided by the scale, diversity and flexibility of the Group’s operations and activities. As part of the risk management strategy, the Group monitors target gearing levels and credit rating metrics under a range of different stress test scenarios incorporating operational and macroeconomic factors. Market risk management The Group’s activities expose it to market risks associated with movements in interest rates, foreign currencies and commodity prices. Under the strategy outlined above, the Group seeks to achieve financing costs, currency impacts, input costs and commodity prices on a floating or index basis. In executing the strategy, financial instruments are potentially employed in three distinct but related activities. The following table summarises these activities and the key risk management processes: Activity Key risk management processes 1 Risk mitigation On an exception basis, hedging for the purposes of mitigating risk related to specific and significant expenditure on investments or capital projects will be executed if necessary to support the Group’s strategic objectives. Execution of transactions within approved mandates. 2 Economic hedging of commodity sales, operating costs, short-term cash deposits, other monetary items and debt instruments Where Group commodity production is sold to customers on pricing terms that deviate from the relevant index target and where a relevant derivatives market exists, financial instruments may be executed as an economic hedge to align the revenue price exposure with the index target and US dollars. Measuring and reporting the exposure in customer commodity contracts and issued debt instruments. Where debt is issued in a currency other than the US dollar and/or at a fixed interest rate, fair value and cash flow hedges may be executed to align the debt exposure with the Group’s functional currency of US dollars and/or to swap to a floating interest rate. Executing hedging derivatives to align the total group exposure to the index target. Where short-term cash deposits and other monetary items are denominated in a currency other than US dollars, derivative financial instruments may be executed to align the foreign exchange exposure to the Group’s functional currency of US dollars. Execution of transactions within approved mandates. 3 Strategic financial transactions Opportunistic transactions may be executed with financial instruments to capture value from perceived market over/under valuations. Execution of transactions within approved mandates. Primary responsibility for the identification and control of financial risks, including authorising and monitoring the use of financial instruments for the above activities and stipulating policy thereon, rests with the Financial Risk Management Committee under authority delegated by the Chief Executive Officer. Interest rate risk The Group is exposed to interest rate risk on its outstanding borrowings and short-term cash deposits from the possibility that changes in interest rates will affect future cash flows or the fair value of fixed interest rate financial instruments. Interest rate risk is managed as part of the portfolio risk management strategy. The majority of the Group’s debt is issued at fixed interest rates. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of its fixed interest rate exposure to floating US dollar interest rate exposure. As at 30 June 2026, 99 per cent of the Group’s borrowings were exposed to floating interest rates inclusive of the effect of swaps (2025: 98 per cent). The fair value of interest rate swaps and cross currency interest rate swaps in hedge relationships used to hedge both interest rate and foreign currency risks are shown in the valuation hierarchy in section 24.4 ‘Derivatives and hedge accounting’. Based on the net debt position as at 30 June 2026, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the Secured Overnight Financing Rate (SOFR) interest rate would decrease the Group’s equity and profit after taxation by US$46 million (2025: decrease of US$72 million). This assumes the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year. Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 167

168 **BHP** Annual Report 2026

1 Consolidated Financial Statements continued

24 Financial risk management continued

Currency risk

The US dollar is the predominant functional currency within the Group and as a result, currency exposures arise from transactions and balances in currencies other than the US dollar. The Group's potential currency exposures comprise:

- translational exposure in respect of non-functional currency monetary items
- transactional exposure in respect of non-functional currency expenditure and revenues

The Group's foreign currency risk is managed as part of the portfolio risk management strategy.

Translational exposure in respect of non-functional currency monetary items

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are restated at the end of each reporting period to US dollar equivalents and the associated gain or loss is taken to the income statement. The exception is foreign exchange gains or losses on foreign currency denominated provisions for closure and rehabilitation at operating sites, which are capitalised in property, plant and equipment.

The Group has entered into cross currency interest rate swaps and foreign exchange forwards to convert its significant foreign currency exposures in respect of monetary items into US dollars. Fluctuations in foreign exchange rates are therefore not expected to have a significant impact on equity and profit after tax.

The following table shows the carrying values of financial assets and liabilities at the end of the reporting period denominated in currencies other than the US dollar that are exposed to foreign currency risk:

Net financial (liabilities)/assets – by currency of denomination	2026 US$M	2025 US$M
AUD	(4,372)	(4,181)
CLP	(908)	(924)
CAD	(410)	(361)
EUR	(96)	(89)
GBP	13	(28)
BRL	320	337
Other	192	123
Total	(5,261)	(5,123)

The principal non-functional currencies to which the Group is exposed are the Australian dollar, the Canadian dollar, the Chilean peso, the Pound sterling, the Brazilian real and the Euro. Based on the Group's net financial assets and liabilities as at 30 June 2026, a weakening of the US dollar against these currencies (one cent strengthening in Australian dollar, one cent strengthening in Canadian dollar, 10 pesos strengthening in Chilean peso, one penny strengthening in Pound sterling, one centavo strengthening in Brazilian real and one cent strengthening in Euro), with all other variables held constant, would decrease the Group's equity and profit after taxation by US$31 million (2025: decrease of US$29 million).

Transactional exposure in respect of non-functional currency expenditure and revenues

Certain operating and capital expenditure is incurred in currencies other than an operation's functional currency. To a lesser extent, certain sales revenue is earned in currencies other than the functional currency of operations and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These currency risks are managed as part of the portfolio risk management strategy. The Group may enter into forward exchange contracts when required under this strategy.

Commodity price risk

The risk associated with commodity prices is managed as part of the portfolio risk management strategy. Substantially all of the Group's commodity production is sold on market-based index pricing terms, with derivatives used from time to time to achieve a specific outcome.

Financial instruments with commodity price risk comprise forward commodity and other derivative contracts with net assets at fair value of US$1 million (2025: net liabilities of US$1 million).

Other financial assets at fair value includes US$67 million (2025: US$122 million) in relation to amounts receivable for the divestment of the Blackwater and Daunia mines which are contingent on future realised coal prices. A 10 per cent change in the coal realised price used in the valuation model, with all other factors held constant, would increase or decrease profit after taxation by approximately US$30 million.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 169

Provisionally priced commodity sales and purchases contracts

Provisionally priced sales or purchases volumes are those for which price finalisation, referenced to the relevant index, is outstanding at the reporting date. Provisional pricing mechanisms within these sales and purchases arrangements have the character of a commodity derivative. Trade receivables or payables under these contracts are carried at fair value through profit or loss using Level 2 valuation inputs based on forward prices in the quotation period. The Group's exposure at 30 June 2026 to the impact of movements in commodity prices upon provisionally invoiced sales and purchases volumes was predominately around copper.

The Group had 423 thousand tonnes of copper exposure as at 30 June 2026 (2025: 419 thousand tonnes) that was provisionally priced. The final price of these sales and purchases volumes will be determined during the first half of FY2027. A 10 per cent change in the price of copper realised on the provisionally priced sales, with all other factors held constant, would increase or decrease profit after taxation by US$371 million (2025: US$268 million).

The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange rates can impact commodity prices.

Liquidity risk

Refer to note 21 'Net debt' for details on the Group's liquidity risk.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with banks and financial institutions, other short-term investments, interest rate and currency derivative contracts and other financial instruments.

Refer to note 8 'Trade and other receivables' and note 21 'Net debt' for details on the Group credit risk.

24.2 Recognition and measurement

All financial assets and liabilities, other than derivatives and trade receivables, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate. Financial assets are initially recognised on their trade date.

Financial assets are subsequently carried at fair value or amortised cost based on:

- the Group's purpose, or business model, for holding the financial asset
- whether the financial asset's contractual terms give rise to cash flows that are solely payments of principal and interest

The resulting Financial Statements classifications of financial assets can be summarised as follows:

Contractual cash flows	Business model	Category
Solely principal and interest	Hold in order to collect contractual cash flows	Amortised cost
Solely principal and interest	Hold in order to collect contractual cash flows and sell	Fair value through other comprehensive income
Solely principal and interest	Hold in order to sell	Fair value through profit or loss
Other	Any of those mentioned above	Fair value through profit or loss

Solely principal and interest refers to the Group receiving returns only for the time value of money and the credit risk of the counterparty for financial assets held. The main exceptions for the Group are provisionally priced receivables and derivatives which are measured at fair value through profit or loss under IFRS 9.

The Group has the intention of collecting payment directly from its customers in most cases, however the Group also participates in receivables financing programs in respect of selected customers. Receivables in these portfolios which are classified as 'hold in order to sell', are provisionally priced receivables and are therefore held at fair value through profit or loss prior to sale to the financial institution.

With the exception of derivative contracts and provisionally priced trade payables which are carried at fair value through profit or loss, the Group's financial liabilities are classified as subsequently measured at amortised cost.

The Group may in addition elect to designate certain financial assets or liabilities at fair value through profit or loss or to apply hedge accounting where they are not mandatorily held at fair value through profit or loss.

Fair value measurement

The carrying amount of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group's views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The inputs used in fair value calculations are determined by the relevant segment or function. The functions support the assets and operate under a defined set of accountabilities authorised by the Executive Leadership Team. Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income according to the designation of the underlying instrument.

For financial assets and liabilities carried at fair value, the Group uses the following to categorise the inputs to the valuation method used based on the lowest level input that is significant to the fair value measurement as a whole:

IFRS 13 Fair value hierarchy	Level 1	Level 2	Level 3
Valuation inputs	Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities.	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

170 BHP Annual Report 2026

1 Consolidated Financial Statements continued

24 Financial risk management continued

24.3 Financial assets and liabilities

The financial assets and liabilities are presented by class in the table below at their carrying amounts.

	IFRS 13 Fair value hierarchy Level[1]	IFRS 9 Classification	2026 US$M	2025 US$M
Current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	12	13
Current other derivative contracts[3]	2,3	Fair value through profit or loss	450	275
Current other financial assets[4]	3	Fair value through profit or loss	91	–
Current other financial assets[5]		Amortised cost	49	236
Current other investments[6]	1,2	Fair value through profit or loss	17	37
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	227	448
Non-current other derivative contracts[3]	2,3	Fair value through profit or loss	182	158
Non-current other financial assets[4]	3	Fair value through profit or loss	162	122
Non-current other financial assets[5,7]		Amortised cost	166	191
Non-current investment in shares	1,3	Fair value through other comprehensive income	103	64
Non-current other investments[6]	1,2	Fair value through profit or loss	71	139
Total other financial assets			1,530	1,683
Cash and cash equivalents		Amortised cost	18,532	11,894
Trade and other receivables[8]		Amortised cost	1,143	1,195
Provisionally priced trade receivables	2	Fair value through profit or loss	3,429	2,581
Total financial assets			24,634	17,353
Non-financial assets			96,753	91,437
Total assets			121,387	108,790
Current other derivative contracts	2	Fair value through profit or loss	26	130
Current other financial liabilities[9]		Amortised cost	291	84
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	1,306	1,056
Non-current other financial liabilities[9]		Amortised cost	4,300	308
Total other financial liabilities			5,923	1,578
Trade and other payables[10]		Amortised cost	6,817	6,087
Provisionally priced trade payables	2	Fair value through profit or loss	722	493
Bank overdrafts and short-term borrowings[11]		Amortised cost	–	1
Bank loans[11]		Amortised cost	4,534	3,731
Notes and debentures[11]		Amortised cost	18,945	17,653
Lease liabilities[12]			3,496	2,953
Other[11]		Amortised cost	146	158
Total financial liabilities			40,583	32,654
Non-financial liabilities			24,483	23,918
Total liabilities			65,066	56,572

1. All of the Group's financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 unless specified otherwise in the following footnotes.
2. Cross currency and interest rate swaps are valued using market data including interest rate curves and foreign exchange rates. A discounted cash flow approach is used to derive the fair value of cross currency and interest rate swaps at the reporting date.
3. Includes net other derivative assets of US$49 million related to power purchase contract agreements that are categorised as Level 3 (2025: US$37 million).
4. Includes receivables contingent on future realised coal price of US$67 million in relation to the divestment of the Blackwater and Daunia mines (2025: US$122 million), receivables contingent on the outcome of future events relating to mining and regulatory approvals of US$131 million (2025: US$ nil) and restoration and reclamation trusts which are restricted and not available for general use by the Group of US$55 million (2025: US$ nil).
5. Includes deferred consideration of US$48 million in relation to the divestment of the Blackwater and Daunia mines (2025: US$280 million).
6. Includes investments held by BHP Foundation which are restricted and not available for general use by the Group of US$62 million (2025: US$176 million) of which other investments (mainly US Treasury Notes) of US$37 million is categorised as Level 1 (2025: US$105 million).
7. Includes Senior notes of US$156 million (2025: US$147 million) relating to Samarco with a maturity date of 30 June 2031. Refer to note 4 'Significant events – Samarco dam failure' for further information.
8. Excludes input taxes of US$518 million (2025: US$477 million) included in other receivables.
9. Includes the liability associated with the Antamina silver streaming agreement with Wheaton Precious Metals International Ltd of US$4,273 million (2025: US$ nil) and the settlement liability in relation to the cancellation of power contracts at the Group's Escondida operations of US$308 million (2025: US$378 million).
10. Excludes input taxes of US$88 million (2025: US$90 million) included in other payables.
11. All interest bearing liabilities, excluding lease liabilities, are unsecured.
12. Lease liabilities are measured in accordance with IFRS 16/AASB 16 'Leases'.

The carrying amounts in the table above generally approximate to fair value. In the case of US$200 million (2025: US$525 million) of fixed rate debt not swapped to floating rate, the fair value at 30 June 2026 approximated carrying value (2025: US$541 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions.

For financial instruments that are carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between categories during the period.

Offsetting financial assets and liabilities The Group enters into money market deposits and derivative transactions under International Swaps and Derivatives Association master netting agreements that do not meet the offsetting criteria in IAS 32/AASB 132 ‘Financial Instruments: Presentation’, but allow for the related amounts to be set-off in certain circumstances. The amounts set out as cross currency and interest rate swaps in the table above represent the derivative financial assets and liabilities of the Group that may be subject to the above arrangements and are presented on a gross basis. Streaming arrangement liability On 17 February 2026, the Group announced a long-term streaming agreement with Wheaton Precious Metals International Ltd (Wheaton), effective 1 April 2026. Under the agreement, the Group received an upfront payment of US$4,300 million on 2 April 2026 and, in exchange, will deliver silver to Wheaton calculated by reference to its share of the silver produced at the Antamina mine. The Group will also receive 20 per cent of the spot silver price at the time of delivery of each ounce of silver to Wheaton. The Group will deliver the equivalent of 33.75 per cent of the silver produced by Antamina (subject to a fixed payable rate of 90 per cent). After 100 million ounces of silver have been delivered to Wheaton, the stream will be reduced, and BHP will deliver the equivalent of 22.5 per cent of silver produced by Antamina over the remaining life of mine. There are no minimum or fixed delivery requirements under the agreement. The stream will be settled via purchase and delivery of metal credits to Wheaton, as such the arrangement meets the definition of a financial instrument under IFRS 9 and is accounted for as an other financial liability classified as amortised cost. In order to determine the discount rate implicit in the arrangement, management is required to estimate expected future cash flows required to purchase metal credits to settle the stream based on assumptions for Antamina production volumes and silver prices. While the discount rate implicit in the arrangement will not change over the life of the arrangement, reassessment of Antamina production volumes and silver price may require remeasurement of the liability in future reporting periods. Key judgements and estimates Estimates: The significant estimates impacting the amortised cost balance of the other financial liability associated with the Antamina silver streaming agreement are: Future production volumes The Antamina silver streaming agreement is a life of mine agreement linked to Antamina’s silver production. Estimated production volumes took into account Antamina’s existing development plans along with risked reserves and resources, that a market participant would consider when valuing the stream, but do not currently meet the criteria to be treated as proved. Commodity prices Commodity prices were based on latest internal forecasts which are benchmarked with external sources of information such as analyst forecasts. 24.4 Derivatives and hedge accounting The Group uses derivatives to hedge its exposure to certain market risks and may elect to apply hedge accounting. Hedge accounting Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments. Where hedge accounting is applied, at the start of the transaction, the Group documents the type of hedge, the relationship between the hedging instrument and hedged items and its risk management objective and strategy for undertaking various hedge transactions. The documentation also demonstrates that the hedge is expected to be effective. The Group applies the following types of hedge accounting to its derivatives hedging the interest rate and currency risks of its notes and debentures: – Fair value hedges – the fair value gain or loss on interest rate and cross currency swaps relating to interest rate risk, together with the change in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognised immediately in the income statement. If the hedge no longer meets the criteria for hedge accounting, the fair value adjustment on the note or debenture is amortised to the income statement over the period to maturity using a recalculated effective interest rate. – Cash flow hedges – changes in the fair value of cross currency interest rate swaps which hedge foreign currency cash flows on the notes and debentures are recognised directly in other comprehensive income and accumulated in the cash flow hedging reserve. To the extent a hedge is ineffective, changes in fair value are recognised immediately in the income statement. When a hedging instrument expires, or is sold, terminated or exercised, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is amortised to the income statement over the period to the hedged item’s maturity. When hedged, the Group hedges the full notional value of notes or debentures. However, certain components of the fair value of derivatives are not permitted under IFRS 9 to be included in the hedge accounting above. Certain costs of hedging are permitted to be recognised in other comprehensive income. Any change in the fair value of a derivative that does not qualify for hedge accounting, or is ineffective in hedging the designated risk due to contractual differences between the hedged item and hedging instrument, is recognised immediately in the income statement. The table below shows the carrying amounts of the Group’s notes and debentures by currency and the derivatives which hedge them: – The carrying amount of the notes and debentures includes foreign exchange remeasurement to period-end rates and fair value adjustments when included in a fair value hedge. – The breakdown of the hedging derivatives includes remeasurement of foreign currency notional values at period-end rates, fair value movements due to interest rate risk, foreign currency cash flows designated into cash flow hedges, costs of hedging recognised in other comprehensive income, ineffectiveness recognised in the income statement and accruals or prepayments. – The hedged value of notes and debentures includes their carrying amounts adjusted for the offsetting derivative fair value movements due to foreign currency and interest rate risk remeasurement. Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 171

172 BHP Annual Report 2026

1 Consolidated Financial Statements continued

24 Financial risk management continued

2026 US$M	Carrying amount of hedged loans, notes and debentures	De-designated hedges[1]	Fair value of derivatives: Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement[2]	Accrued and other cash flows	Total	Hedged value of loans, notes and debentures[3]
	A	B	C	D	E	F	G	H	C to H	A + B + C + D
USD	14,945	47	–	597	–	–	(56)	(73)	468	15,589
GBP	1,000	37	298	277	20	4	(78)	35	556	1,612
EUR	3,997	68	229	85	88	12	(95)	(276)	43	4,379
Total	19,942	152	527	959	108	16	(229)	(314)	1,067	21,580

2025 US$M	Carrying amount of hedged loans, notes and debentures	De-designated hedges[1]	Fair value of derivatives: Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement[2]	Accrued and other cash flows	Total	Hedged value of loans, notes and debentures[3]
	A	B	C	D	E	F	G	H	C to H	A + B + C + D
USD	15,120	49	–	249	–	–	(19)	(51)	179	15,418
GBP	1,062	40	251	258	(19)	5	(64)	37	468	1,611
EUR	2,481	97	122	50	41	(11)	(51)	(203)	(52)	2,750
Total	18,663	186	373	557	22	(6)	(134)	(217)	595	19,779

1. Includes accumulated fair value adjustments on de-designated hedges which are amortised to the income statement over the period to the hedged item's maturity.
2. Predominantly related to ineffectiveness.
3. Includes US$200 million (2025: US$525 million) of fixed rate debt not swapped to floating rate that is not in a hedging relationship.

The weighted average interest rate payable is USD SOFR +1.32 per cent (2025: USD SOFR +1.30 per cent). Refer to note 23 'Net finance costs' for details of net finance costs for the year.

Movements in reserves relating to hedge accounting

The following table shows a reconciliation of the components of equity and an analysis of the movements in reserves for all hedges. For a description of these reserves, refer to note 18 'Other equity'.

2026 US$M	Cash flow hedging reserve			Cost of hedging reserve			
	Gross	Tax	Net	Gross	Tax	Net	Total
At the beginning of the financial year	(22)	6	(16)	6	(2)	4	(12)
Add: Change in fair value of hedging instrument recognised in OCI	(215)	65	(150)	(22)	7	(15)	(165)
Less: Reclassified from reserves to financial expenses – recognised through OCI	129	(39)	90	–	–	–	90
At the end of the financial year	(108)	32	(76)	(16)	5	(11)	(87)

2025 US$M	Cash flow hedging reserve			Cost of hedging reserve			
	Gross	Tax	Net	Gross	Tax	Net	Total
At the beginning of the financial year	40	(13)	27	(10)	3	(7)	20
Add: Change in fair value of hedging instrument recognised in OCI	330	(99)	231	16	(5)	11	242
Less: Reclassified from reserves to financial expenses – recognised through OCI	(392)	118	(274)	–	–	–	(274)
At the end of the financial year	(22)	6	(16)	6	(2)	4	(12)

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 173

Changes in interest bearing liabilities and related derivatives resulting from financing activities

The movement in the year in the Group's interest bearing liabilities and related derivatives are as follows:

2026 US$M	Interest bearing liabilities Bank loans	Notes and debentures	Lease liabilities	Bank overdraft and short-term borrowings	Other	Derivatives (assets)/ liabilities Cross currency and interest rate swaps	Total
At the beginning of the financial year	3,731	17,653	2,953	1	158	595	
Proceeds from interest bearing liabilities	850	3,107	–	–	–	–	3,957
Settlements of debt related instruments	–	–	–	–	–	(22)	(22)
Repayment of interest bearing liabilities	(40)	(1,323)	(977)	–	(23)	–	(2,363)
Change from Net financing cash flows	810	1,784	(977)	–	(23)	(22)	1,572
Other movements:							
Interest rate impacts	(13)	(354)	–	–	–	317	
Foreign exchange impacts	3	(154)	71	–	(1)	154	
Lease additions	–	–	1,111	–	–	–	
Remeasurement of index-linked freight contracts	–	–	340	–	–	–	
Other interest bearing liabilities/derivative related changes	3	16	(2)	(1)	12	23	
At the end of the financial year	4,534	18,945	3,496	–	146	1,067	

2025 US$M	Interest bearing liabilities Bank loans	Notes and debentures	Lease liabilities	Bank overdraft and short-term borrowings	Other	Derivatives (assets)/ liabilities Cross currency and interest rate swaps	Total
At the beginning of the financial year	2,610	14,932	3,116	3	57	1,395	
Proceeds from interest bearing liabilities	1,150	2,979	–	–	–	–	4,129
Settlements of debt related instruments	–	–	–	–	–	(147)	(147)
Repayment of interest bearing liabilities	(40)	(894)	(712)	–	(29)	–	(1,675)
Change from Net financing cash flows	1,110	2,085	(712)	–	(29)	(147)	2,307
Other movements:							
Interest rate impacts	11	252	–	–	–	(265)	
Foreign exchange impacts	7	369	(13)	–	–	(369)	
Lease additions	–	–	870	–	–	–	
Remeasurement of index-linked freight contracts	–	–	(297)	–	–	–	
Other interest bearing liabilities/derivative related changes	(7)	15	(11)	(2)	130	(19)	
At the end of the financial year	3,731	17,653	2,953	1	158	595	

Employee matters

25 Key management personnel

Key management personnel compensation comprises:

	2026 US$	2025 US$	2024 US$
Short-term employee benefits	13,482,224	12,794,925	12,687,272
Post-employment benefits	632,756	589,573	634,005
Share-based payments	13,023,126	10,569,238	11,143,944
Total	27,138,106	23,953,736	24,465,221

Key Management Personnel (KMP) includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are Non-executive Directors, the CEO, the Chief Financial Officer, the President Australia and the President Americas.

Transactions and outstanding loans/amounts with key management personnel

There were no purchases by KMP from the Group during FY2026 (2025: US$ nil; 2024: US$ nil).

There were no amounts payable by KMP at 30 June 2026 (2025: US$ nil; 2024: US$ nil).

There were no loans receivable from or payable to KMP at 30 June 2026 (2025: US$ nil; 2024: US$ nil).

Transactions with personally related entities

A number of Directors of the Group hold or have held positions in other companies (personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There were no reportable transactions with those entities and no amounts were owed by the Group to personally related entities at 30 June 2026 (2025: US$ nil; 2024: US$ nil).

For more information on remuneration and transactions with KMP, refer to the Remuneration Report under Governance.

174 **BHP** Annual Report 2026

1 Consolidated Financial Statements continued

26 Employee share ownership plans

Awards, in the form of the right to receive ordinary shares in BHP Group Limited have been granted under the following employee share ownership plans: Cash and Deferred Plan (CDP), Long Term Incentive Plan (LTIP), Management Award Plan (MAP) and the all-employee share plan, Shareplus.

Some awards are eligible to receive a Dividend Equivalent Payment (DEP) which is paid as either a cash payment, or the equivalent value awarded in shares, equal to the dividend amount that would have been earned on the underlying shares awarded. DEP is paid/allocated once the underlying shares are allocated or transferred to plan participants. Awards under the plans do not confer any rights to participate in a share issue; however, there is discretion under each of the plans to adjust the awards in response to a variation in the share capital of BHP Group Limited.

The table below provides a description of each of the plans.

Plan	CDP	LTIP[1] and MAP	Shareplus
Type	Short and long term incentive	Long term incentive	All-employee share purchase plan
Overview	The CDP is an annual cash and equity incentive plan for Executive KMP and members of the Executive Leadership Team who are not Executive KMP. CDP awards are split into three equal parts – a cash component paid annually, and two awards of deferred rights to receive BHP Group Limited shares subject to service conditions and a holistic review of performance. The two awards of deferred rights are the equivalent value of the CDP cash award, vesting between two and five years respectively. Awards of deferred rights may also be granted to members of the Executive Leadership Team as additional retention awards with vesting periods of up to five years.	The LTIP is a long term incentive plan for Executive KMP and members of the Executive Leadership Team, who are not Executive KMP. Awards are granted annually and delivered in performance rights, which are conditional rights to receive BHP shares. Awards vest after five years, subject to service and performance conditions. The MAP is a long term incentive plan for BHP senior management who are not Executive KMP. The number of share rights awarded is determined by a participant's role and grade and generally vest in three years. Awards of share rights may also be granted to members of the Executive Leadership Team as additional retention awards with vesting periods of between one and five years.	Employees may contribute up to US$5,000 to acquire shares in any plan year. On the third anniversary of the start of a plan year, the Group will match the number of acquired shares still held by the participant.
Vesting conditions	Service conditions only for the two-year award. Vesting of the four-year awards are subject to service and individual performance conditions. Vesting of the five-year awards are subject to a service condition and underpinned by a holistic review of performance encompassing safety and sustainability including climate, financial, corporate governance and conduct at the end of the five-year period.	LTIP: Service and performance conditions. From FY2023 BHP's performance is assessed over the five-year period against the relative Total Shareholder Return (TSR) of two comparator groups – Morgan Stanley Capital International (MSCI) market indices, the MSCI World Metals and Mining Index ('Sector Group TSR') and the MSCI World Index ('World TSR'). The Sector Group TSR determines the vesting of 67 per cent of the awards, while performance relative to the World TSR determines the vesting of 33 per cent of the awards. For awards granted prior to FY2023, TSR performance relative to a bespoke sector peer group and the MSCI World Index determines the vesting of 67 per cent and 33 per cent of the award, respectively. 25 per cent of the award will vest where BHP's TSR is equal to the median TSR of the relevant comparator group(s), as measured over the five-year performance period. Where TSR is below the median, awards will not vest. Vesting occurs on a sliding scale when BHP's TSR is between the median TSR of the relevant comparator group(s) up to a nominated level of TSR outperformance over the relevant comparator group(s), as determined by the Committee, above which 100 per cent of the award will vest. Vesting of LTIP awards is underpinned by a holistic performance review of safety, sustainability, financials, corporate governance and conduct at the end of the five-year performance period. MAP: Service conditions only.	Service conditions only.
Vesting period	Between 2 and 5 years	LTIP – 5 years MAP – 1 to 5 years	3 years
Dividend Equivalent Payment	Yes	LTIP – Yes MAP – Yes – from FY2026	No
Exercise period	None	None	None

1. For LTIP awards granted prior to unification and where the five-year performance period ends after unification, the TSR at the start of the performance period is based on the weighted average of the TSRs of BHP Group Limited and BHP Group Plc and the TSR at the end of the performance period is based on the TSR of BHP Group Limited.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 175

Employee share awards

2026	Number of awards at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards at the end of the financial year	Weighted average remaining contractual life (years)	Weighted average share price at exercise date
CDP awards	1,348,291	720,403	320,052	–	1,748,642	1.9	A$42.00
LTIP awards	2,597,623	724,204	190,040	383,737	2,748,050	2.4	A$42.00
MAP awards	5,710,865	3,507,180	1,902,627	548,616	6,766,802	1.4	A$42.73
Shareplus	6,156,475	3,560,785	2,511,251	707,507	6,498,502	1.3	A$52.26

Fair value and assumptions in the calculation of fair value for awards issued

2026	Weighted average fair value of awards granted during the year US$	Risk-free interest rate	Estimated life of awards	Share price at grant date	Estimated volatility of share price	Dividend yield
CDP awards	29.03	n/a	2 - 5 years	A$43.45	n/a	n/a
LTIP awards	17.30	3.70%	5 years	A$43.45	23.45%	n/a
MAP awards[1]	29.33	n/a	1-3 years	A$42.08/A$56.17	n/a	n/a
Shareplus	30.18	n/a	3 years	A$48.14	n/a	4.88%

1. Includes MAP awards granted on 3 October 2025 and 22 April 2026.

Recognition and measurement

The fair value at grant date of equity-settled share awards is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The fair values of awards granted were estimated using a Monte Carlo simulation methodology and Black-Scholes option pricing technique and consider the following factors:

- exercise price
- expected life of the award
- current market price of the underlying shares
- expected volatility using an analysis of historic volatility over different rolling periods. For the LTIP, it is calculated for all sector comparators and the published MSCI World Index
- expected dividends
- risk-free interest rate, which is an applicable government bond rate
- market-based performance hurdles
- non-vesting conditions

Where awards are forfeited because non-market-based vesting conditions are not satisfied, the expense previously recognised is proportionately reversed.

The tax effect of awards granted is recognised in income tax expense, except to the extent that the total tax deductions are expected to exceed the cumulative remuneration expense. In this situation, the excess of the associated current or deferred tax is recognised in equity and forms part of the employee share awards reserve. The fair value of awards as presented in the tables above represents the fair value at grant date.

In respect of employee share awards, the Group utilises the BHP Group Limited Employee Equity Trust. The trustee of this trust is an independent company, resident in Jersey. The trust uses funds provided by the Group to acquire ordinary shares to enable awards to be made or satisfied.
The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.

27 Employee benefits, restructuring and post-retirement employee benefits provisions

	2026 US$M	2025 US$M
Employee benefits[1]	2,171	1,879
Restructuring[2]	69	83
Post-retirement employee benefits[3]	367	336
Total provisions	2,607	2,298
Comprising:		
Current	2,174	1,893
Non-current	433	405

176 BHP Annual Report 2026

1 Consolidated Financial Statements continued

27 Employee benefits, restructuring and post-retirement employee benefits provisions continued

2026	Employee benefits[1] US$M	Restructuring[2] US$M	Post-retirement employee benefits[3] US$M	Total US$M
At the beginning of the financial year	1,879	83	336	2,298
Charge/(credit) for the year:				
Underlying	1,704	37	52	1,793
Discounting	–	–	24	24
Yield on defined benefit scheme assets	–	–	(5)	(5)
Exchange variations	79	3	2	84
Released during the year	(2)	(5)	(8)	(15)
Remeasurement losses taken to retained earnings	–	–	12	12
Utilisation	(1,480)	(49)	(46)	(1,575)
Divestment of subsidiaries and operations	(2)	–	–	(2)
Transfers and other movements	(7)	–	–	(7)
At the end of the financial year	**2,171**	**69**	**367**	**2,607**

1. The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.
2. Total restructuring provisions include provisions for terminations and office closures.
3. The net liability recognised in the Consolidated Balance Sheet includes US$315 million unfunded post-employment benefits obligation in Chile (2025: US$276 million).

Recognition and measurement

Provisions are recognised by the Group when:

- there is a present legal or constructive obligation as a result of past events
- it is more likely than not that a permanent outflow of resources will be required to settle the obligation
- the amount can be reliably estimated and measured at the present value of management's best estimate of the cash outflow required to settle the obligation at the reporting date

Provision	Description
Employee benefits	Liabilities for benefits accruing to employees up until the reporting date in respect of wages and salaries, annual leave and any accumulating sick leave are recognised in the period the related service is rendered. Liabilities recognised in respect of short-term employee benefits expected to be settled within 12 months are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for other long-term employee benefits, including long service leave, are measured as the present value of estimated future payments for the services provided by employees up to the reporting date. Liabilities that are not expected to be settled within 12 months are discounted at the reporting date using market yields of high-quality corporate bonds or government bonds for countries where there is no deep market for corporate bonds. The rates used reflect the terms to maturity and currency that match, as closely as possible, the estimated future cash outflows. In relation to industry-based long service leave funds, the Group's liability, including obligations for funding shortfalls, is determined after deducting the fair value of dedicated assets of such funds. Liabilities for short and long-term employee benefits (other than unpaid wages and salaries) are disclosed within employee benefits. Other liabilities for unpaid wages and salaries related to the current period are recognised in other creditors.
Restructuring	Restructuring provisions are recognised when: – the Group has developed a detailed formal plan identifying the business or part of the business concerned, the location and approximate number of employees affected, a detailed estimate of the associated costs, and an appropriate timeline – the restructuring has either commenced or been publicly announced and can no longer be withdrawn Payments that are not expected to be settled within 12 months of the reporting date are measured at the present value of the estimated future cash payments expected to be made by the Group.
Post-retirement employee benefits	**Defined contribution pension schemes and multi-employer pension schemes** For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group's employees, the pension charge is calculated on the basis of contributions payable. The Group contributed US$439 million during the financial year (2025: US$395 million; 2024: US$368 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred. **Defined benefit pension and post-retirement medical schemes** The Group operates or participates in a number of defined benefit pension schemes throughout the world, all of which are closed to new entrants. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the Group and are administered by trustees or management boards. The Group also operates a number of unfunded post-retirement medical schemes in the United States, Canada and Europe. For defined benefit schemes, an asset or liability is recognised in the balance sheet based at the present value of defined benefit obligations less, where funded, the fair value of plan assets, except that any such asset cannot exceed the present value of expected refunds from and reductions in future contributions to the plan. Full actuarial valuations are prepared by local actuaries for all schemes, using discount rates based on market yields at the reporting date on high-quality corporate bonds or by reference to national government bonds if high-quality corporate bonds are not available. Where funded, scheme assets are invested in a diversified range of asset classes, predominantly comprising bonds and equities.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 177

Group and related party information

28 Subsidiaries

Significant subsidiaries of the Group are those with the most significant contribution to the Group's net profit or net assets. The Group's interest in the subsidiaries' results are listed in the table below.

Significant subsidiaries	Country of incorporation	Principal activity	Group's interest 2026 %	Group's interest 2025 %
Coal				
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	**100**	100
Copper				
BHP Olympic Dam Corporation Pty Ltd	Australia	Copper, uranium and gold mining	**100**	100
Compañia Minera Cerro Colorado Limitada	Chile	Copper mining	**100**	100
Minera Escondida Ltda[1]	Chile	Copper mining	**57.5**	57.5
Minera Spence SA	Chile	Copper mining	**100**	100
OZ Minerals Carrapateena Pty Ltd	Australia	Copper and gold mining	**100**	100
OZ Minerals Prominent Hill Operations Pty Ltd	Australia	Copper and gold mining	**100**	100
Iron Ore				
BHP Iron Ore (Jimblebar) Pty Ltd[2]	Australia	Iron ore mining	**85**	85
BHP Iron Ore Pty Ltd	Australia	Service company	**100**	100
BHP (Towage Services) Pty Ltd	Australia	Towing services	**100**	100
Marketing				
BHP Billiton Freight Singapore Pte Limited	Singapore	Freight services	**100**	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	**100**	100
BHP Billiton Marketing Asia Pte Ltd	Singapore	Marketing support and other services	**100**	100
Group and Unallocated				
BHP Billiton Finance B.V.	The Netherlands	Finance	**100**	100
BHP Billiton Finance Limited	Australia	Finance	**100**	100
BHP Billiton Finance (USA) Limited	Australia	Finance	**100**	100
BHP Billiton Group Limited	United Kingdom	Holding company	**100**	100
BHP Canada Inc.	Canada	Potash development	**100**	100
BHP Group Operations Pty Ltd	Australia	Administrative services	**100**	100
BHP Nickel West Pty Ltd[3]	Australia	Nickel mining, smelting, refining and administrative services	**100**	100
OZ Minerals Musgrave Operations Pty Ltd[3]	Australia	Nickel and copper development	**100**	100
WMC Finance (USA) Limited	Australia	Finance	**100**	100

1. As the Group has the ability to direct the relevant activities at Minera Escondida Ltda, it has control over the entity. The assessment of the most relevant activity in this contractual arrangement is subject to judgement. The Group establishes the mine plan and the operating budget and has the ability to appoint the key management personnel, demonstrating that the Group has the existing rights to direct the relevant activities of Minera Escondida Ltda.
2. The Group has an effective interest of 92.5 per cent in BHP Iron Ore (Jimblebar) Pty Ltd; however, by virtue of the shareholder agreement with ITOCHU Iron Ore Australia Pty Ltd and Mitsui & Co. Iron Ore Exploration & Mining Pty Ltd, the Group's interest in the Jimblebar mining operation is 85 per cent, which is consistent with the other respective contractual arrangements at Western Australia Iron Ore.
3. The Nickel West operations and the West Musgrave project both transitioned into temporary suspension in December 2024.

29 Investments accounted for using the equity method

Significant interests in equity accounted investments of the Group are those with the most significant contribution to the Group's net profit or net assets. The Group's ownership interest in significant equity accounted investments results are listed in the table below.

Significant associates and joint ventures	Country of incorporation/ principal place of business	Associate or joint venture	Principal activity	Reporting date	Ownership interest 2026 %	Ownership interest 2025 %
Compañia Minera Antamina S.A. (Antamina)	Peru	Associate	Copper and zinc mining	31 December	**33.75**	33.75
Samarco Mineração S.A. (Samarco)	Brazil	Joint venture	Iron ore mining	31 December	**50.00**	50.00
Vicuña Corp (Vicuña)	Canada/Argentina/Chile	Joint venture	Copper development	31 December	**50.00**	50.00

Voting in relation to relevant activities in Antamina, determined to be the approval of the operating and capital budgets, does not require unanimous consent of all participants to the arrangement, therefore joint control does not exist. Instead, because the Group has the power to participate in the financial and operating policies of the investee, this investment is accounted for as an associate.

Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale). BHP Brasil and Vale do not have offtake arrangements with Samarco. Instead, Samarco sells all of its product directly to market. Accordingly, as the Samarco entity has the rights to the assets and obligations to the liabilities relating to the joint arrangement and not its owners, this investment is accounted for as a joint venture.

BHP Investments Canada Inc. (BHP Canada) and Lundin Mining each own 50% of Vicuña Corp and share joint control. In management's judgement, and considering the offtake terms, BHP Canada and Lundin Mining do not have the rights to, or the obligation for, substantially all the output of the arrangement. Accordingly, as the Vicuña entity has the rights to the assets and obligations for the liabilities of this arrangement and not its owners, this investment is accounted for as a joint venture.

178 **BHP** Annual Report 2026

1 Consolidated Financial Statements continued

29 Investments accounted for using the equity method continued

Key judgements and estimates

Judgements: Determining whether joint arrangements structured through a separate vehicle are classified as joint ventures or joint operations can involve significant judgement. The classification depends on an assessment of the venturers' rights to the assets and obligations for the liabilities of the arrangement in the normal course of business. When making the assessment, management has regard to the legal form of the separate vehicle, the terms of the arrangement and other relevant facts and circumstances. Where venturers have the rights to, and obligations for, substantially all of the output of the arrangement, this is indicative of a joint operation as the venturers have rights to substantially all of the economic benefits of the assets and provide cash flows that are used to settle the liabilities of the arrangement.

The Group is restricted in its ability to make dividend payments from its investments in associates and joint ventures as any such payments require the approval of all investors in the associates and joint ventures.

The movement for the year in the Group's investments accounted for using the equity method is as follows:

Year ended 30 June 2026 US$M	Investment in associates	Investment in joint ventures	Total equity accounted investments
At the beginning of the financial year	1,751	2,356	4,107
Profit/(loss) from equity accounted investments, related impairments and expenses[1]	899	(325)	574
Investment in equity accounted investments	108	242	350
Dividends received from equity accounted investments	(895)	–	(895)
Divestment of equity accounted investments	(42)	–	(42)
Other	–	320	320
At the end of the financial year	**1,821**	**2,593**	**4,414**

1. Represents financial impacts of Samarco dam failure in the Group's profit/(loss) from equity accounted investments, related impairments and expenses. Refer to note 4 'Significant events – Samarco dam failure' for further information.

The following table summarises the financial information relating to each of the Group's significant equity accounted investments.

2026 US$M	Associates		Joint ventures			
	Antamina	Individually immaterial	Samarco[1]	Vicuña	Individually immaterial	Total
Current assets	2,405		957[2]	109[2]		
Non-current assets	7,219		8,142	5,057		
Current liabilities	(1,561)		(3,610)[3]	(119)[3]		
Non-current liabilities	(2,532)		(24,912)[4]	(12)[4]		
Net assets/(liabilities) – 100%	5,531		(19,423)	5,035		
Net assets/(liabilities) – Group share	1,867		(9,712)	2,518		
Adjustments to net assets related to accounting policy adjustments	(79)		–	75		
Investment in Samarco	–		516[5]	–		
Impairment of the carrying value of the investment in Samarco	–		(1,041)[6]	–		
Recognised additional share of losses, net of capital contributions	–		6,628	–		
Unrecognised losses	–		3,609[7]	–		
Carrying amount of investments accounted for using the equity method	1,788	33	–	2,593	–	4,414
Revenue – 100%	7,473		1,955	–		
Profit/(loss) – 100%	3,029		(4,210)[8]	(10)[8]		
Share of profit/(loss) of equity accounted investments	1,022		(2,105)	(5)		
Adjustments to share of profit/(loss) related to accounting policy adjustments	–		–	–		
Impairment of the carrying value of the investment in Samarco	–		–	–		
Additional share of Samarco losses	–		600	–		
Fair value change on forward exchange derivatives	–		458	–		
Movement in unrecognised losses	–		727[7]	–		
Profit/(loss) from equity accounted investments, related impairments and expenses	1,022	(123)	(320)	(5)	–	574
Comprehensive income – 100%	3,029		(4,210)	(10)		
Share of comprehensive income/(loss) – Group share in equity accounted investments	1,022	(123)	(320)	(5)	–	574
Dividends received from equity accounted investments	895	–	–	–	–	895

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 179

2025 US$M	Associates		Joint ventures			
	Antamina	Individually immaterial	Samarco[1]	Vicuña	Individually immaterial	Total
Current assets	1,773		877[2]	54[2]		
Non-current assets	6,944		6,485	4,570		
Current liabilities	(970)		(6,180)[3]	(61)[3]		
Non-current liabilities	(2,599)		(20,404)[4]	(3)[4]		
Net assets/(liabilities) – 100%	5,148		(19,222)	4,560		
Net assets/(liabilities) – Group share	1,737		(9,611)	2,280		
Adjustments to net assets related to accounting policy adjustments	(76)		–	76		
Investment in Samarco	–		516[5]	–		
Impairment of the carrying value of the investment in Samarco	–		(1,041)[6]	–		
Recognised additional share of losses, net of capital contributions	–		7,254	–		
Unrecognised losses	–		2,882[7]	–		
Carrying amount of investments accounted for using the equity method	1,661	90	–	2,356	–	4,107
Revenue – 100%	4,627		1,598	–		
Profit/(loss) – 100%	1,609		(4,032)[8]	2[9]		
Share of profit/(loss) of equity accounted investments	543		(2,016)	1		
Adjustments to share of profit/(loss) related to accounting policy adjustments	(5)		–	–		
Impairment of the carrying value of the investment in Samarco	–		–	–		
Additional share of Samarco losses	–		458	–		
Fair value change on forward exchange derivatives	–		414	–		
Movement in unrecognised losses	–		899[7]	–		
Profit/(loss) from equity accounted investments, related impairments and expenses	538	(141)	(245)	1	–	153
Comprehensive income – 100%	1,609		(4,032)	2		
Share of comprehensive income/(loss) – Group share in equity accounted investments	538	(141)	(245)	1	–	153
Dividends received from equity accounted investments	375	–	–	–	–	375

2024 US$M	Associates		Joint ventures		
	Antamina	Individually immaterial	Samarco[1]	Individually immaterial	Total
Revenue – 100%	4,381		1,553		
Profit/(loss) – 100%	1,353		(6,726)[8]		
Share of profit/(loss) of equity accounted investments	457		(3,363)		
Adjustments to share of profit/(loss) related to accounting policy adjustments	8		(6)[10]		
Impairment of the carrying value of the investment in Samarco	–		–		
Additional share of Samarco losses	–		506		
Fair value change on forward exchange derivatives	–		(199)		
Movement in unrecognised losses	–		30[7]		
Profit/(loss) from equity accounted investments, related impairments and expenses	465	(89)	(3,032)	–	(2,656)
Comprehensive income – 100%	1,353		(6,726)		
Share of comprehensive (loss)/income – Group share in equity accounted investments	465	(89)	(3,032)	–	(2,656)
Dividends received from equity accounted investments	397	–	–	–	397

1. Refer to note 4 'Significant events – Samarco dam failure' for further information regarding the financial impact of the Samarco dam failure which occurred in November 2015 on BHP Brasil's share of Samarco's losses. The financial information disclosed represents the underlying financial information of Samarco updated to reflect the Group's best estimate of future cost estimates with the obligations set out in the Brazil Settlement Agreement, along with estimates associated with the United Kingdom group action claim.
2. Includes cash and cash equivalents of US$454 million (2025: US$419 million) in Samarco and US$103 million (2025: US$53 million) in Vicuña.
3. Includes current financial liabilities (excluding trade and other payables and provisions) of US$ nil (2025: US$ nil) in Samarco and US$7 million (2025: US$1 million) in Vicuña.
4. Includes non-current financial liabilities (excluding trade and other payables and provisions) of US$4,957 million (2025: US$4,625 million) in Samarco and US$13 million (2025: US$3 million) in Vicuña.
5. Any working capital funding provided to Samarco is capitalised as part of the Group's investments in joint ventures and disclosed as an impairment included within the Samarco impairment expense line item.
6. In the year ended 30 June 2016, BHP Brasil recognised an impairment of US$525 million to impair its investment in Samarco to US$ nil. Subsequently, additional cumulative impairment losses relating to working capital funding of US$516 million have been recognised. Following the Judicial Reorganisation in September 2023, no further working capital funding has been provided.
7. Share of Samarco's losses for which BHP Brasil does not have an obligation to fund.
8. Includes depreciation and amortisation of US$205 million (2025: US$165 million; 2024: US$165 million), interest income of US$102 million (2025: US$54 million; 2024: US$43 million), interest expense of US$1,400 million (2025: US$1,686 million; 2024: US$807 million), other finance income in relation to the Judicial Reorganisation of US$ nil (2025: US$ nil; 2024: US$1,756 million) and income tax (expense)/benefit of US$(632) million (2025: US$(623) million; 2024: US$999 million).
9. Includes depreciation and amortisation of US$10 million (2025: US$1 million), interest income of US$3 million (2025: US$ nil), interest expense of US$1 million (2025: US$ nil) and income tax benefit/(expense) of US$ nil (2025: US$ nil).
10. Includes accounting policy adjustments mainly related to the removal of foreign exchange gains on excluded dividends payable.

180 BHP Annual Report 2026

1 Consolidated Financial Statements continued

30 Interests in joint operations

Significant joint operations of the Group are those with the most significant contributions to the Group's net profit or net assets. The Group's interest in the joint operations results are listed in the table below.

Significant joint operations	Country of operation	Principal activity	Group's interest 2026 %	Group's interest 2025 %
Mt Goldsworthy[1]	Australia	Iron ore mining	85	85
Mt Newman[1]	Australia	Iron ore mining	85	85
Yandi[1]	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50

1. These contractual arrangements are controlled by the Group and do not meet the definition of joint operations. However, as they are formed by contractual arrangement and are not entities, the Group recognises its share of assets, liabilities, revenue and expenses arising from these arrangements.

Assets held in joint operations subject to significant restrictions are as follows:

	Group's share 2026 US$M	Group's share 2025 US$M
Current assets	2,490	1,967
Non-current assets	26,710	25,275
Total assets[1]	29,200	27,242

1. While the Group is unrestricted in its ability to sell a share of its interest in these joint operations, it does not have the right to sell individual assets that are used in these joint operations without the unanimous consent of the other participants. The assets in these joint operations are also restricted to the extent that they are only available to be used by the joint operation itself and not by other operations of the Group.

31 Related party transactions

The Group's related parties are predominantly subsidiaries, associates and joint ventures, and key management personnel of the Group. Disclosures relating to key management personnel are set out in note 25 'Key management personnel'. Transactions between each parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note. In the Consolidated Financial Statements of the Group:

- All transactions to/from related parties are made at arm's length, i.e. at normal market prices and rates and on normal commercial terms.
- Outstanding balances at year-end are unsecured and settlement occurs in cash. Loan amounts owing from related parties represent secured loans made to associates and joint ventures under co-funding arrangements. Such loans are made on an arm's length basis.
- No guarantees are provided or received for any related party receivables or payables.
- No provision for expected credit losses has been recognised in relation to any outstanding balances and no expense has been recognised in respect of expected credit losses due from related parties.
- There were no other related party transactions in the year ended 30 June 2026 (2025: US$ nil), other than those with post-employment benefit plans for the benefit of Group employees. These are shown in note 27 'Employee benefits, restructuring and post-retirement employee benefits provisions'.
- Related party transactions with Samarco are described in note 4 'Significant events – Samarco dam failure'.

Further disclosures related to related party transactions are as follows:

Transactions with related parties

	Joint ventures 2026 US$M	Joint ventures 2025 US$M	Associates 2026 US$M	Associates 2025 US$M
Sales of goods/services	–	–	–	–
Purchases of goods/services	–	–	2,673.037	1,702.477
Interest income	–	–	–	–
Interest expense	–	–	–	–
Dividends received	–	–	894.375	374.972
Net loans made to/(repayments from) related parties	–	–	–	–

Outstanding balances with related parties

	Joint ventures 2026 US$M	Joint ventures 2025 US$M	Associates 2026 US$M	Associates 2025 US$M
Trade amounts owing to related parties	–	–	363.386	224.091
Loan amounts owing to related parties	–	–	–	–
Trade amounts owing from related parties	–	–	0.653	1.557
Loan amounts owing from related parties	–	–	–	–

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 181

Unrecognised items and uncertain events

32 Contingent liabilities

	2026 US$M	2025 US$M
Associates and joint ventures[1]	2,003	1,664
Subsidiaries and joint operations[1]	1,060	911
Total	3,063	2,575

1. There are a number of matters, for which it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures, and for which no amounts have been included in the table above.

A contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. A contingent liability may also be a present obligation arising from past events but is not recognised on the basis that an outflow of economic resources to settle the obligation is not viewed as probable, or the amount of the obligation cannot be reliably measured.

When the Group has a present obligation, an outflow of economic resources is assessed as probable and the Group can reliably measure the obligation, a provision is recognised.

The Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance, which are in the normal course of business. The likelihood of these guarantees being called upon is considered remote.

The Group presently has tax matters, litigation and other claims, for which the timing of resolution and potential economic outflow are uncertain. Obligations assessed as having probable future economic outflows capable of reliable measurement are provided at reporting date and matters assessed as having possible future economic outflows capable of reliable measurement are included in the total amount of contingent liabilities above. Individually significant matters, including narrative on potential future exposures incapable of reliable measurement, are disclosed below, to the extent that disclosure does not prejudice the Group.

Uncertain tax and royalty matters	The Group is subject to a range of taxes and royalties across many jurisdictions, the application of which is uncertain in some regards. Changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities, and legal proceedings result in uncertainty of the outcome of the application of taxes and royalties to the Group's business. To the extent uncertain tax and royalty matters give rise to a contingent liability, an estimate of the potential liability is included within the table above, where it is capable of reliable measurement.
Samarco contingent liabilities	The table above includes contingent liabilities related to the Group's equity accounted investment in Samarco to the extent they are capable of reliable measurement. Details of contingent liabilities related to Samarco are disclosed in note 4 'Significant events – Samarco dam failure'.
Divestments and demergers	Where the Group divests or demerges entities, it is generally agreed to provide certain indemnities to the acquiring or demerged entity. Such indemnities include those provided as part of the demerger of South32 Ltd in May 2015, divestment of Group's Onshore US assets in September 2018 and October 2018, divestment of BMC in May 2022 and the merger of the Group's Petroleum business with Woodside in June 2022. No material claims have been made pursuant to these indemnities as at 30 June 2026.

33 Subsequent events

On 18 August 2026, BHP completed a transaction with Global Infrastructure Partners (GIP) in relation to BHP's share of WAIO's inland power consumption. The parties have entered into a new UK transaction with the same commercial effect as the agreement announced on 9 December 2025 and that agreement has been terminated. GIP has provided US$2 billion in funding for a 49% stake in a partnership. BHP retains full operational control of WAIO including its inland power infrastructure and the new agreement does not affect ownership of any WAIO assets, including the WAIO inland power infrastructure.

Other than the matters outlined above or elsewhere in the Financial Statements, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

182 BHP Annual Report 2026

1 Consolidated Financial Statements continued

Other items

34 Auditor's remuneration

	2026 US$M	2025 US$M	2024 US$M
Fees payable to the Group's auditors for assurance services			
Audit of the Group's Annual Report	10.419	10.295	10.558
Audit of the accounts of subsidiaries, joint ventures and associates	0.692	0.551	0.534
Audit-related assurance services required by legislation to be provided by the auditor	1.907	1.814	1.871
Other assurance and agreed-upon procedures under legislation or contractual arrangements	2.423	2.093	2.261
Total assurance services	15.441	14.753	15.224
Fees payable to the Group's auditors for non-assurance services			
Other services	–	–	0.498
Total other services	–	–	0.498
Total fees	15.441	14.753	15.722

All amounts were paid to EY or EY affiliated firms with fees determined, and predominantly billed, in US dollars.

Fees payable to the Group's auditors for assurance services

Audit of the Group's Annual Report comprises fees for auditing the statutory financial report of the Group and includes audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act.

Audit-related assurance services required by legislation to be provided by the auditors mainly comprises review of the half-year report.

Other assurance services comprise assurance in respect of the Group's sustainability reporting, economic contribution reporting, and other non-statutory reporting.

Fees payable to the Group's auditors for other services

No amounts were payable for other services in FY2026 and FY2025. Other services provided in FY2024 primarily relate to an independent assessment of technology project governance.

35 BHP Group Limited

BHP Group Limited does not present unconsolidated parent company Financial Statements. Selected financial information of the BHP Group Limited parent company is as follows:

	2026 US$M	2025 US$M
Income statement information for the financial year		
Profit after taxation for the year	7,072	10,602
Total comprehensive income	7,072	10,600
Balance sheet information as at the end of the financial year		
Current assets	3,065	7,497
Total assets	50,326	49,677
Current liabilities	1,479	1,340
Total liabilities	1,687	1,525
Share capital	4,891	4,727
Treasury shares	(39)	(18)
Reserves	237	184
Retained earnings	43,550	43,259
Total equity	48,639	48,152

Parent company guarantees

BHP Group Limited has guaranteed certain financing arrangements available to subsidiaries of US$7,336 million at 30 June 2026 (2025: US$5,331 million).

BHP Group Limited and its wholly owned subsidiary BHP Group (UK) Ltd (formerly BHP Group Plc) have severally, fully and unconditionally guaranteed the payment of the principal and premium, if any, and interest, including certain additional amounts that may be payable in respect of the notes issued by 100 per cent owned finance subsidiary, BHP Billiton Finance (USA) Ltd. BHP Group Limited and BHP Group (UK) Ltd have guaranteed the payment of such amounts when they become due and payable, whether on an interest payment date, at the stated maturity of the notes, by declaration or acceleration, call for redemption or otherwise. The guaranteed liabilities at 30 June 2026 amounted to US$3,500 million (2025: US$3,500 million). In addition, BHP Group Limited is the sole guarantor of a Group Revolving Credit Facility of US$5,500 million (2025: US$5,500 million), which remains undrawn.

BHP Group Limited has severally, fully and unconditionally guaranteed the payment of principal and premium, if any, and interest related to US$11,000 million (2025: US$10,500 million) of US Global bonds issued by BHP Billiton Finance (USA).

BHP Group Limited has guaranteed the obligations of subsidiary entities party to the Antamina silver streaming agreement, up to a cap of US$4,300 million (2025: US$ nil).

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 183

36 Deed of Cross Guarantee

BHP Group Limited together with certain wholly owned subsidiaries set out below have entered into a Deed of Cross Guarantee (Deed) dated 6 June 2016 or have subsequently joined the Deed by way of an Assumption Deed. The effect of the Deed is that BHP Group Limited has guaranteed to pay any outstanding liabilities upon the winding up of any wholly owned subsidiary that is party to the Deed. Wholly owned subsidiaries that are party to the Deed have also given a similar guarantee in the event that BHP Group Limited or another party to the Deed is wound up.

The following companies are parties to the Deed and members of the Closed Group as at 30 June 2026:

BHP (Towage Services) Pty Ltd[1]	OS ACPM Pty Ltd[1]
BHP Direct Reduced Iron Pty Limited	OS MCAP Pty Ltd[1]
BHP Iron Ore Pty Ltd[1]	UMAL Consolidated Pty Ltd[1]
BHP Minerals Pty Ltd[1]	BHP Freight Pty Ltd
BHP WAIO Pty Ltd[1]	BHP Group Operations Pty Ltd[1]
Pilbara Gas Pty Limited	BHP Innovation Pty Ltd
BHP Coal Pty Ltd[1]	BHP Lonsdale Investments Pty Ltd
BHP MetCoal Holdings Pty Ltd[1]	BHP Minerals Holdings Proprietary Limited[1]
Broadmeadow Mine Services Pty Ltd	BHP Nickel West Pty Ltd[1]
Central Queensland Services Pty Ltd	BHP Olympic Dam Corporation Pty Ltd[1]
Hay Point Services Pty Limited	The Broken Hill Proprietary Company Pty Ltd[1]
BHP Yakabindie Nickel Pty Ltd[1]	OZ Minerals Brazil (Holdings) Pty Ltd[1]
OZ Minerals Pty Ltd[1]	OZ Minerals Musgrave Holdings Pty Ltd
OZ Minerals Prominent Hill Pty Ltd[1]	OZ Minerals Prominent Hill Operations Pty Ltd[1]
Carrapateena Pty Ltd[1]	OZM Carrapateena Pty Ltd
Minotaur Resources Holdings Pty Ltd[1]	Avanco Resources Pty Ltd[1]
OZ Minerals Carrapateena Pty Ltd[1]	OZ Minerals Musgrave Operations Pty Ltd

1. For the year ended 30 June 2026, these companies have relied on relief from the Corporations Act 2001 (Cth) requirements for preparation, audit and lodgement of financial reports and directors' reports pursuant to the ASIC Instrument and the Deed.

A Consolidated Statement of Comprehensive Income and Retained Earnings and Consolidated Balance Sheet, comprising BHP Group Limited and the wholly owned subsidiaries that are party to the Deed for the years ended 30 June 2026 and 30 June 2025 are as follows:

Consolidated Statement of Comprehensive Income and Retained Earnings	**2026 US$M**	2025 US$M
Revenue	**30,137**	28,032
Other income	**2,755**	2,933
Expenses excluding net finance costs	**(19,702)**	(20,604)
Net finance costs	**(1,642)**	(1,174)
Total taxation expense	**(3,068)**	(2,395)
Profit after taxation	**8,480**	6,792
Total other comprehensive income	**(1)**	(3)
Total comprehensive income	**8,479**	6,789
Retained earnings at the beginning of the financial year	**39,882**	39,374
Profit after taxation for the year	**8,480**	6,792
Transfers to and from reserves	**(55)**	2
Dividends	**(6,761)**	(6,286)
Retained earnings at the end of the financial year	**41,546**	39,882

1 Consolidated Financial Statements continued 36 Deed of Cross Guarantee continued Consolidated Balance Sheet 2026 US$M 2025 US$M ASSETS Current assets Cash and cash equivalents 5 7 Trade and other receivables 2,103 1,941 Loans to related parties 10,464 13,505 Other financial assets 133 196 Inventories 3,753 2,639 Current tax assets - 323 Other 83 106 Total current assets 16,541 18,717 Non-current assets Trade and other receivables 31 27 Other financial assets 119 183 Inventories 638 574 Property, plant and equipment 43,556 42,128 Intangible assets 1,625 1,494 Investments in Group companies 35,689 30,477 Non-current tax assets 37 - Other - 1 Total non-current assets 81,695 74,884 Total assets 98,236 93,601 LIABILITIES Current liabilities Trade and other payables 4,386 3,771 Loans from related parties¹ 32,267 21,675 Interest bearing liabilities 231 219 Other financial liabilities 8 4 Current tax payable 309 - Provisions 2,298 2,152 Deferred income 1 3 Total current liabilities 39,500 27,824 Non-current liabilities Trade and other payables 26 36 Loans from related parties 5,488 14,498 Interest bearing liabilities 781 677 Other financial liabilities 4 7 Deferred tax liabilities 235 539 Provisions 5,285 4,803 Total non-current liabilities 11,819 20,560 Total liabilities 51,319 48,384 Net assets 46,917 45,217 EQUITY Share capital – BHP Group Limited 5,179 5,015 Treasury shares (39) (18) Reserves 231 338 Retained earnings 41,546 39,882 Total equity 46,917 45,217 1. In July 2026, US$9.7 billion of Loans from related parties – Current was refinanced to mature in FY2032. At the time of refinancing, this causes the loans to be reclassified as Loans from related parties – Non-current. 184 BHP Annual Report 2026

37 New and amended accounting standards and interpretations and changes to accounting policies New and amended accounting pronouncements on issue but not yet effective IFRS 18/AASB 18 ‘Presentation and Disclosure in Financial Statements’ (IFRS 18) On 9 April 2024 and 14 June 2024, the IASB and AASB, respectively, issued IFRS 18 for reporting periods beginning on or after 1 January 2027, with early application permitted. IFRS 18 will replace IAS 1 Presentation of Financial Statements. While largely retaining existing requirements, the standard establishes additional requirements for classifying and presenting items in the Income Statement, including mandatory categorisation of income and expense (e.g. operating, investing, financing, taxation and discontinued operations), and is more prescriptive in areas such as interest presentation. It also introduces new disclosure requirements for management-defined performance measures (MPMs) and strengthens principles for aggregation and disaggregation in both the primary financial statements and accompanying notes. IFRS 18 does not change the recognition or measurement of assets, liabilities, income or expense. The Group continues to assess the implications of IFRS 18 and notes, on a preliminary basis, the application of the standard is expected to result in changes to the presentation of the Group’s financial performance, including the introduction of a mandated ‘operating profit or loss’ subtotal and the reclassification of certain income and expense between operating, investing and financing categories. This includes, for example, the presentation of results from equity accounted investments and related income and expense within the investing category. Consequential changes are also expected in the Cash Flow Statement, including the reclassification of interest and dividends received from operating to investing activities and interest paid to financing activities. The Group has performed an initial assessment of MPMs and expects that Underlying attributable profit and Underlying EBITDA will meet the MPM definition. Additional changes to presentation and disclosure, including applying the enhanced requirements for aggregation and disaggregation of information and the separate presentation of certain Balance Sheet captions, such as goodwill, are also expected. The Group intends to adopt IFRS 18 from its mandatory effective date for the year ending 30 June 2028, with comparative information restated in accordance with the standard. Nature-dependent Electricity – IFRS 9/AASB 9 Financial Instruments and IFRS 7/AASB 7 Financial Instruments: Disclosures amendments Amendments to IFRS 9 and IFRS 7, effective for periods commencing from 1 January 2026, aim to improve reporting of nature-dependent electricity contracts (such as power purchase agreements) by clarifying the ‘own-use’ exemption and hedge accounting requirements for such arrangements, as well as introducing additional disclosure requirements. Management is currently assessing the impact of the amendments and while no material impact has been identified to date, future impacts may arise as the Group enters into new or amends existing arrangements. A number of other accounting standards and interpretations have been issued and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date. These pronouncements have not been applied in the preparation of these Financial Statements. Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 185

186 BHP Annual Report 2026

2 Consolidated entity disclosure statement

In accordance with the requirements of Subsection 295(3A) of the Australian Corporations Act 2001 (Cth), set out below is the consolidated entity disclosure statement disclosing information in respect of BHP Group Limited and entities it controlled at 30 June 2026.

		Body corporates		
Entity name	Body corporate, partnership or trust	Place incorporated or formed	Percentage of share capital held	Tax residency[1]
BHP Group Limited	Body corporate	Australia	N/A	Australia
Agnew Pastoral Company Pty Ltd	Body corporate	Australia	100%	Australia
Albion Downs Pty Limited[2]	Body corporate	Australia	100%	Australia
Avanco Holdings Pty Ltd	Body corporate	Australia	100%	Australia
Avanco Resources Pty Ltd	Body corporate	Australia	100%	Australia
AVB Brazil Pty Ltd	Body corporate	Australia	100%	Australia
AVB Carajas Holdings Pty Ltd	Body corporate	Australia	100%	Australia
AVB Copper Pty Ltd	Body corporate	Australia	100%	Australia
AVB Minerals Pty Ltd	Body corporate	Australia	100%	Australia
BHP (AUS) DDS Pty Ltd	Body corporate	Australia	100%	Australia
BHP (Towage Services) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Aluminium Australia Pty Ltd	Body corporate	Australia	100%	Australia
BHP Billiton Finance (USA) Limited	Body corporate	Australia	100%	Australia
BHP Billiton Finance Limited	Body corporate	Australia	100%	Australia
BHP Billiton SSM Development Pty Ltd	Body corporate	Australia	100%	Australia
BHP Capital No. 20 Pty Limited	Body corporate	Australia	100%	Australia
BHP Coal Pty Ltd	Body corporate	Australia	100%	Australia
BHP Direct Reduced Iron Pty Ltd	Body corporate	Australia	100%	Australia
BHP Energy Coal Australia Pty Ltd	Body corporate	Australia	100%	Australia
BHP Freight Pty Ltd	Body corporate	Australia	100%	Australia
BHP Group Operations Pty Ltd	Body corporate	Australia	100%	Australia
BHP Infrastructure (WAIO Power) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Infrastructure Finance (WAIO Power) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Infrastructure Finance Pty Ltd	Body corporate	Australia	100%	Australia
BHP Infrastructure Pty Ltd	Body corporate	Australia	100%	Australia
BHP Innovation Pty Ltd	Body corporate	Australia	100%	Australia
BHP IO Mining Pty Ltd	Body corporate	Australia	100%	Australia
BHP IO Workshop Pty Ltd	Body corporate	Australia	100%	Australia
BHP Iron Ore (Jimblebar) Pty Ltd	Body corporate	Australia	85%	Australia
BHP Iron Ore Holdings Pty Ltd	Body corporate	Australia	100%	Australia
BHP Iron Ore Pty Ltd	Body corporate	Australia	100%	Australia
BHP Lonsdale Investments Pty Ltd	Body corporate	Australia	100%	Australia
BHP Manganese Australia Pty Ltd	Body corporate	Australia	100%	Australia
BHP Marine & General Insurances Pty Ltd	Body corporate	Australia	100%	Australia
BHP Metals Exploration Pty Ltd	Body corporate	Australia	100%	Australia
BHP MetCoal Holdings Pty Ltd	Body corporate	Australia	100%	Australia
BHP Minerals Holdings Proprietary Limited	Body corporate	Australia	100%	Australia
BHP Minerals Pty Ltd[3]	Body corporate	Australia	100%	Australia
BHP Nickel Operations Pty Ltd	Body corporate	Australia	100%	Australia
BHP Nickel West Pty Ltd[2]	Body corporate	Australia	100%	Australia
BHP Olympic Dam Corporation Pty Ltd	Body corporate	Australia	100%	Australia
BHP Pty Ltd	Body corporate	Australia	100%	Australia
BHP Queensland Coal Investments Pty Ltd	Body corporate	Australia	100%	Australia
BHP Shared Business Services Pty Ltd	Body corporate	Australia	100%	Australia
BHP SSM Indonesia Holdings Pty Ltd	Body corporate	Australia	100%	Australia
BHP SSM International Pty Ltd	Body corporate	Australia	100%	Australia
BHP Titanium Minerals Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (Boodarie) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (Iron Brolga) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (Iron Corella) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (Iron Dove) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (Iron Finch) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (Iron Ibis) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (Iron Kestrel) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (Iron Osprey) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (Iron Quail) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (Iron Robin) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (Iron Whistler) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (Iron Wren) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (Mallina) Pty Ltd	Body corporate	Australia	100%	Australia

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 187

Entity name	Body corporate, partnership or trust	Body corporates		
		Place incorporated or formed	Percentage of share capital held	Tax residency[1]
BHP Towage Services (RT Atlantis) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (RT Clerke) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (RT Discovery) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (RT Endeavour) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (RT Enterprise) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (RT Imperieuse) Pty Ltd	Body corporate	Australia	100%	Australia
BHP Towage Services (RT Inspiration) Pty Ltd	Body corporate	Australia	100%	Australia
BHP WAIO Pty Ltd	Body corporate	Australia	100%	Australia
BHP Western Mining Resources International Pty Ltd	Body corporate	Australia	100%	Australia
BHP Yakabindie Nickel Pty Ltd	Body corporate	Australia	100%	Australia
Billiton Australia Finance Pty Ltd	Body corporate	Australia	100%	Australia
BM Alliance Coal Marketing Pty Limited	Body corporate	Australia	50%	Australia
BM Alliance Coal Operations Pty Limited	Body corporate	Australia	50%	Australia
Broadmeadow Mine Services Pty Ltd	Body corporate	Australia	100%	Australia
Carrapateena Pty Ltd	Body corporate	Australia	100%	Australia
Cassini Resources Pty Ltd	Body corporate	Australia	100%	Australia
Central Queensland Services Pty Ltd	Body corporate	Australia	100%	Australia
Coal Mines Australia Pty Ltd	Body corporate	Australia	100%	Australia
Crossbow Resources Pty Ltd	Body corporate	Australia	100%	Australia
CTP Assets Pty Ltd	Body corporate	Australia	100%	Australia
CTP Operations Pty Ltd	Body corporate	Australia	100%	Australia
Estrela Metals Pty Ltd	Body corporate	Australia	100%	Australia
Ethel Creek Company Partnership	Partnership	N/A	N/A	Australia
Hay Point Services Pty Limited	Body corporate	Australia	100%	Australia
Hunter Valley Energy Coal Pty Ltd	Body corporate	Australia	100%	Australia
Minotaur Resources Holdings Pty Ltd	Body corporate	Australia	100%	Australia
Mt Arthur Coal Pty Limited	Body corporate	Australia	100%	Australia
Mt Arthur Underground Pty Ltd	Body corporate	Australia	100%	Australia
Mt Keith Pastoral Partnership	Partnership	N/A	N/A	Australia
OS ACPM Pty Ltd	Body corporate	Australia	100%	Australia
OS MCAP Pty Ltd	Body corporate	Australia	100%	Australia
OZ Exploration Pty Ltd	Body corporate	Australia	100%	Australia
OZ Minerals Brazil (Holdings) Pty Ltd	Body corporate	Australia	100%	Australia
OZ Minerals Carrapateena Pty Ltd	Body corporate	Australia	100%	Australia
OZ Minerals Equity Pty Ltd	Body corporate	Australia	100%	Australia
OZ Minerals Group Treasury Pty Ltd	Body corporate	Australia	100%	Australia
OZ Minerals Holdings Pty Ltd	Body corporate	Australia	100%	Australia
OZ Minerals International (Holdings) Pty Ltd	Body corporate	Australia	100%	Australia
OZ Minerals Investments Pty Ltd	Body corporate	Australia	100%	Australia
OZ Minerals Musgrave Holdings Pty Ltd	Body corporate	Australia	100%	Australia
OZ Minerals Musgrave Operations Pty Ltd	Body corporate	Australia	100%	Australia
OZ Minerals Prominent Hill Operations Pty Ltd	Body corporate	Australia	100%	Australia
OZ Minerals Prominent Hill Pty Ltd	Body corporate	Australia	100%	Australia
OZ Minerals Pty Ltd	Body corporate	Australia	100%	Australia
OZ Minerals Services Pty Ltd	Body corporate	Australia	100%	Australia
OZ Minerals Zinifex Holdings Pty Ltd	Body corporate	Australia	100%	Australia
OZM Carrapateena Pty Ltd	Body corporate	Australia	100%	Australia
Pilbara Gas Pty Limited	Body corporate	Australia	100%	Australia
Pilbara Pastoral Company Pty Limited[4]	Body corporate	Australia	25%	Australia
The Broken Hill Proprietary Company Pty Ltd	Body corporate	Australia	100%	Australia
UMAL Consolidated Pty Ltd	Body corporate	Australia	100%	Australia
United Iron Pty Ltd	Body corporate	Australia	100%	Australia
WAIO Energy Pty Ltd[5]	Body corporate	Australia	100%	Australia
WAIO Energy Trust	Trust	N/A	N/A	Australia
WAIO Power Pty Ltd[6]	Body corporate	Australia	100%	Australia
WAIO Power Trust	Trust	N/A	N/A	Australia
Wirraway Metals & Mining Pty Ltd	Body corporate	Australia	100%	Australia
WMC Finance (USA) Limited	Body corporate	Australia	100%	Australia
ZRUS Holdings Pty Ltd	Body corporate	Australia	100%	Australia
ARL Holdings Ltd	Body corporate	Bermuda	100%	Bermuda
ARL South America Exploration Ltd	Body corporate	Bermuda	100%	Bermuda
Araguaia Participações Ltda	Body corporate	Brazil	100%	Brazil

188 BHP Annual Report 2026

2 Consolidated entity disclosure statements continued

Entity name	Body corporate, partnership or trust	Body corporates		
		Place incorporated or formed	Percentage of share capital held	Tax residency[1]
BHP Billiton Brasil Ltda	Body corporate	Brazil	100%	Brazil
BHP Internacional Participacoes Ltda	Body corporate	Brazil	100%	Brazil
Consórcio Santos Luz de Imóveis Ltda	Body corporate	Brazil	90%	Brazil
Jenipapo Recursos Naturais Ltda.	Body corporate	Brazil	100%	Brazil
WMC Mineracao Ltda.	Body corporate	Brazil	100%	Brazil
BHP Billiton UK Holdings Limited	Body corporate	British Virgin Islands	100%	United Kingdom
BHP Billiton UK Investments Limited	Body corporate	British Virgin Islands	100%	United Kingdom
BHP Canada Inc.[7]	Body corporate	Canada	100%	Canada
BHP Investments Canada Inc	Body corporate	Canada	100%	Canada
BHP SaskPower Carbon Capture and Storage (CCS) Knowledge Centre Inc.	Body corporate	Canada	50%	Canada
BHP World Exploration Inc.	Body corporate	Canada	100%	Canada
Rio Algom Exploration Inc.	Body corporate	Canada	100%	Canada
Rio Algom Investments (Chile) Inc	Body corporate	Canada	100%	Canada
Rio Algom Limited	Body corporate	Canada	100%	Canada
Global BHP Copper Ltd.	Body corporate	Cayman Islands	100%	N/A
RAL Cayman Inc.	Body corporate	Cayman Islands	100%	N/A
Riocerro Inc	Body corporate	Cayman Islands	100%	N/A
Riochile Inc	Body corporate	Cayman Islands	100%	N/A
BHP Chile Inversiones Limitada	Body corporate	Chile	100%	Chile
BHP Exploration Chile SpA	Body corporate	Chile	100%	Chile
Compania Minera Cerro Colorado Limitada	Body corporate	Chile	100%	Chile
Kelti S.A.	Body corporate	Chile	57.50%	Chile
Minera Escondida Ltda	Body corporate	Chile	57.50%	Chile
Minera Spence SA	Body corporate	Chile	100%	Chile
Operation Services Chile SpA	Body corporate	Chile	100%	Chile
Tamakaya Energia SpA	Body corporate	Chile	100%	Chile
BHP Billiton International Trading (Shanghai) Co., Ltd.	Body corporate	China	100%	China
BHP Minerals (Shanghai) Co., Ltd	Body corporate	China	100%	China
Cerro Quebrado S.A.	Body corporate	Ecuador	100%	Ecuador
Stein Insurance Company Limited	Body corporate	Guernsey	100%	Guernsey
BHP Marketing Services India Pvt Ltd	Body corporate	India	100%	India
BHP Minerals India Pvt Limited	Body corporate	India	100%	India
Billiton Investments Ireland Limited	Body corporate	Ireland	100%	Ireland
OZ Minerals Jamaica Limited	Body corporate	Jamaica	100%	Jamaica
BHP Japan Limited	Body corporate	Japan	100%	Japan
BMA Japan KK	Body corporate	Japan	50%	Japan
BHP Billiton Services Jersey Limited	Body corporate	Jersey	100%	Jersey
BHP Group Limited Employee Equity Trust	Trust	N/A	N/A	Jersey
The BHP Group Employee Share Ownership Trust	Trust	N/A	N/A	Jersey
BHP Shared Services Malaysia Sdn. Bhd.	Body corporate	Malaysia	100%	Malaysia
BHP Billiton Company B.V.	Body corporate	Netherlands	100%	Netherlands
BHP Billiton Finance B.V.	Body corporate	Netherlands	100%	United Kingdom, Netherlands[8]
BHP Billiton International Metals B.V.	Body corporate	Netherlands	100%	Netherlands
Billiton Development B.V.	Body corporate	Netherlands	100%	Netherlands
Billiton Guinea B.V.	Body corporate	Netherlands	100%	United Kingdom, Netherlands[8]
Billiton Investment 3 B.V.	Body corporate	Netherlands	100%	United Kingdom, Netherlands[8]
Billiton Investment 8 B.V.	Body corporate	Netherlands	100%	United Kingdom, Netherlands[8]
Billiton Marketing Holding B.V.	Body corporate	Netherlands	100%	Netherlands
Billiton Suriname Holdings B.V.	Body corporate	Netherlands	100%	United Kingdom, Netherlands[8]
Marcona International, S.A.	Body corporate	Panama	100%	Panama
BHP Billiton (Philippines) Inc.	Body corporate	Philippines	99.99%	Philippines
BHP Shared Services Philippines Inc.	Body corporate	Philippines	99.99%	Philippines
QNI Philippines Inc	Body corporate	Philippines	99.99%	Philippines
BHP Metals Exploration d.o.o. Beograd	Body corporate	Serbia	100%	Serbia
BHP Billiton Freight Singapore Pte Limited	Body corporate	Singapore	100%	Singapore
BHP Billiton Marketing Asia Pte Ltd.	Body corporate	Singapore	100%	Singapore
BM Alliance Marketing Pte Ltd	Body corporate	Singapore	50%	Singapore
OZ Minerals Singapore Pte Ltd	Body corporate	Singapore	100%	Singapore
Westminer Pte Ltd	Body corporate	Singapore	100%	Singapore
Consolidated Nominees (Proprietary) Limited	Body corporate	South Africa	100%	South Africa
Phoenix Mining Finance Company Proprietary Limited	Body corporate	South Africa	100%	South Africa

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 189

Entity name	Body corporate, partnership or trust	Body corporates		Tax residency[1]
		Place incorporated or formed	Percentage of share capital held	
BHP Midgard A.B.	Body corporate	Sweden	100%	Sweden
BHP Billiton Marketing AG	Body corporate	Switzerland	100%	Switzerland
BHP Billiton (UK) DDS Limited	Body corporate	United Kingdom	100%	United Kingdom
BHP Billiton (UK) Limited	Body corporate	United Kingdom	100%	United Kingdom
BHP Billiton Finance PLC	Body corporate	United Kingdom	100%	United Kingdom
BHP Billiton Group Limited	Body corporate	United Kingdom	100%	United Kingdom
BHP Billiton Holdings Limited	Body corporate	United Kingdom	100%	United Kingdom
BHP Billiton International Services Limited	Body corporate	United Kingdom	100%	United Kingdom
BHP Billiton Marketing UK limited	Body corporate	United Kingdom	100%	United Kingdom
BHP Billiton Petroleum Great Britain Limited	Body corporate	United Kingdom	100%	United Kingdom
BHP Billiton Sustainable Communities	Body corporate	United Kingdom	100%	United Kingdom
BHP BK Limited	Body corporate	United Kingdom	100%	United Kingdom
BHP Finance Limited	Body corporate	United Kingdom	100%	United Kingdom
BHP Group (UK) Ltd	Body corporate	United Kingdom	100%	United Kingdom
BHP Group Holdings Limited	Body corporate	United Kingdom	100%	United Kingdom
BHP Holdings Limited	Body corporate	United Kingdom	100%	United Kingdom
BHP International Services Limited	Body corporate	United Kingdom	100%	United Kingdom
BHP Marketing UK Limited	Body corporate	United Kingdom	100%	United Kingdom
Billiton Executive Pension Scheme Trustee Limited	Body corporate	United Kingdom	100%	United Kingdom
141 Union Company	Body corporate	United States	100%	United States
BHP Chile Inc.	Body corporate	United States	100%	United States
BHP Copper Inc	Body corporate	United States	100%	United States
BHP Escondida Inc.[9]	Body corporate	United States	100%	United States
BHP Finance (International) Inc.	Body corporate	United States	100%	United States
BHP Foreign Holdings Inc.	Body corporate	United States	100%	United States
BHP Foundation	Body corporate	United States	0%	United States
BHP Holdings (International) Inc.	Body corporate	United States	100%	United States
BHP Holdings (USA) Inc.	Body corporate	United States	100%	United States
BHP Holdings International (Investments) Inc.	Body corporate	United States	100%	United States
BHP International Finance Corp.	Body corporate	United States	100%	United States
BHP Marketing North America Inc.	Body corporate	United States	100%	United States
BHP Mineral Resources Inc.	Body corporate	United States	100%	United States
BHP Minerals Exploration Inc.	Body corporate	United States	100%	United States
BHP Minerals International Exploration Inc.	Body corporate	United States	100%	United States
BHP Minerals International LLC	Body corporate	United States	100%	United States
BHP Minerals Service Company	Body corporate	United States	100%	United States
BHP New Mexico Coal Inc.	Body corporate	United States	100%	United States
BHP Peru Holdings Inc.	Body corporate	United States	100%	United States
BHP Queensland Coal Limited	Body corporate	United States	100%	Australia, United States
BHP Resolution Holdings LLC	Body corporate	United States	100%	United States
BHP Ventures US Inc	Body corporate	United States	100%	United States
Carson Hill Gold Mining Corporation	Body corporate	United States	100%	United States
Rio Algom Mining LLC	Body corporate	United States	100%	United States
WMC Corporate Services Inc.	Body corporate	United States	100%	United States

1. Whether an entity was an Australian resident within the meaning of the *Income Tax Assessment Act 1997* has been determined in accordance with the Commissioner of Taxation's public guidance, including TR 2018/5 and PCG 2018/9.
2. Entity is a partner in the Mt Keith Pastoral Partnership.
3. Entity is a participant in the BHP Iron Ore (Jimblebar) Pty Ltd joint venture and partner in the Ethel Creek Company Partnership.
4. Entity is a partner in the Ethel Creek Company Partnership.
5. Entity is the trustee of WAIO Energy Trust.
6. Entity is the trustee of WAIO Power Trust.
7. Entity is a participant in the BHP SaskPower Carbon Capture and Storage (CCS) Knowledge Centre Inc. joint venture.
8. Entity is a tax resident of the United Kingdom for the purposes of the United Kingdom-Netherlands double tax agreement.
9. Entity is a participant in the Minera Escondida Ltda joint venture.

190 BHP Annual Report 2026 3 Directors’ declaration In accordance with a resolution of the Directors of BHP Group Limited, the Directors declare that: (a) in the Directors’ opinion the Financial Statements and notes are in accordance with the Australian Corporations Act 2001 (Cth), including: (i) complying with the applicable Accounting Standards and the Australian Corporations Regulations 2001 (Cth); and (ii) giving a true and fair view of the assets, liabilities, financial position and profit or loss of BHP Group Limited and the Group as at 30 June 2026 and of their performance for the year ended 30 June 2026 (b) in the Directors’ opinion the consolidated entity disclosure statement required by Subsection 295(3A) of the Australian Corporations Act 2001 (Cth), as disclosed in section 2 ‘Consolidated entity disclosure statement’, is true and correct (c) the Financial Statements comply with International Financial Reporting Standards, as disclosed in the Basis of preparation to the Financial Statements (d) to the best of the Directors’ knowledge, the management report (comprising the Operating and Financial Review and Directors’ Report) includes a fair review of the development and performance of the business and the position of BHP Group Limited and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces (e) in the Directors’ opinion there are reasonable grounds to believe that BHP Group Limited will be able to pay its debts as and when they become due and payable (f) as at the date of this declaration, there are reasonable grounds to believe that BHP Group Limited and each of the members of the Closed Group identified in note 36 to the Financial Statements will be able to meet any liabilities to which they are, or may become, subject because of the Deed of Cross Guarantee between BHP Group Limited and those group entities pursuant to ASIC Corporations (Wholly-owned Companies) Instrument 2016/785 (g) the Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 (Cth) from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2026 Signed in accordance with a resolution of the Board of Directors. Ross McEwan Brandon Craig Chair Chief Executive Officer 18 August 2026

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 191 4 Lead auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 Auditor’s independence declaration to the directors of BHP Group Limited As lead auditor for the audit of the financial report of BHP Group Limited and for the review and audit of the Sustainability Report for the financial year ended 30 June 2026, I declare to the best of my knowledge and belief, there have been: a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audits and review; b) no contraventions of any applicable code of professional conduct in relation to the audits and review; and c) no non-audit services provided that contravene any applicable code of professional conduct in relation to the audits and review. This declaration is in respect of BHP Group Limited and the entities it controlled during the financial year. Insert signature Ernst & Young Rodney Piltz Partner Melbourne 18 August 2026 A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

192 BHP Annual Report 2026 5 Independent auditor’s report to the members of BHP Group Limited Report on the audit of the financial report Opinion We have audited the financial report of BHP Group Limited (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated balance sheet as at 30 June 2026, the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, notes to the financial statements, including material accounting policy information, the consolidated entity disclosure statement and the directors’ declaration. In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including: a. Giving a true and fair view of the consolidated financial position of the Group as at 30 June 2026 and of its consolidated financial performance for the year ended on that date; and b. Complying with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), Australian Accounting Standards and the Corporations Regulations 2001. Basis for opinion We conducted our audit in accordance with Australian Auditing Standards (ASAs) and International Standards on Auditing issued by the International Auditing and Assurance Standards Board (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Our consideration of climate change The Group has assessed how its current climate change strategy has the potential to impact the financial statements as outlined in Note 16 of the financial report. Our audit, with the assistance of our climate change specialists, considered the Group’s current climate change strategy, including the climate-related risks and opportunities that have the potential to materially impact the basis of preparation, including the key judgements and estimates exercised by the Group in the preparation of the financial report. The Group has incorporated its current climate change strategy, including Board approved commitments and actions in the basis of preparation of the financial report, reflecting the Group’s best estimate of the potential impact to the financial statements as at 30 June 2026. The impacts of climate change are most material to the judgements and estimates involved in the assessment of the carrying value of property, plant and equipment and the determination of closure and rehabilitation provisions. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current year. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, but we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context. We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial report section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial report. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial report. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 193

Assessment of the carrying value of property, plant and equipment

Why significant

Refer to Note 11 'Property, plant and equipment' and Note 13 'Impairment of non-current assets'.

Accounting standards require an assessment of indicators of impairment and impairment reversal annually, or more frequently if indicators of impairment exist, for each cash generating unit (CGU).

The Group's assessment of indicators of impairment and impairment reversal included an evaluation of geo-political risks, regulatory and legislative changes, macro-economic disruptions, commodity price forecasts, reserve estimates, forecast operating and capital expenditure and asset performance. The Group focused on the CGUs that were the most susceptible to changes in key input assumptions.

The key input assumptions in the Group's determination of indicators of impairment or impairment reversal, which influence whether or not an estimate of the recoverable amount of a CGU is required were as follows:

- Commodity prices: assumptions in relation to commodity price forecasts are inherently uncertain. There is a risk that the assumptions are not reasonable and may not appropriately reflect changes in supply and demand, including the impact of climate change.
- Future production volumes: estimation of future production volumes to be extracted from estimated reserves involves detailed mine planning. Assessing the estimation of future production volumes and reserve quantities is complex as there is significant estimation uncertainty.
- Discount rates: given the long life of the Group's assets, CGU recoverable amounts are sensitive to the discount rate applied. Determining the appropriate discount rate to apply to a CGU is judgemental.

During the year, the Group determined that indicators of impairment existed for the Jansen project CGU, requiring an impairment test to determine the recoverable amount of the CGU.

As disclosed in Note 13 of the financial report, the Group assessed the recoverable amount of the Jansen project CGU using a Fair Value Less Cost of Disposal (FVLCD) methodology.

An impairment charge of US$2,300 million was recorded for the Jansen project CGU.

In addition to the key input assumptions detailed above, as a development stage project, the capital expenditure forecast to complete Stages 1 and 2 of the Jansen project CGU is also a key input assumption. Forecasting capital expenditure in the development phase is complex and involves significant estimation uncertainty.

The assessment of the indicators of impairment or impairment reversal and recoverable amount of the CGU was considered to be a key audit matter as it involved significant judgement. Auditing the recoverable amount of a CGU is complex and subjective due to the use of forward-looking estimates, which are inherently difficult to determine with precision. There is also a level of judgement applied by the Group in determining the key inputs into these forward-looking estimates.

The Group's current climate change strategy continues to assess climate-related risks, including transition and physical risks.

The Group's current understanding of the potential financial impacts of climate change have been incorporated into the assessment of indicators of impairment and impairment reversal, the results of which are disclosed in Notes 13 and 16 of the financial report.

How our audit addressed the key audit matter

The primary audit procedures we performed, included the following:

- We evaluated the design of, and tested the operating effectiveness of, the Group's controls over the assessment for indicators of impairment and impairment reversal.
- We performed an analysis for indicators of impairment and impairment reversal, which included considering the performance of the assets and external market conditions. Our procedures involved assessing the key inputs such as commodity price forecasts, discount rates, future production volumes, operating and capital expenditure, comparable market data and asset performance.
- We evaluated the historical accuracy of prior year's forecast cash flows by comparing to current year's actual cash flows.
- We considered the impact of geo-political risks, regulatory and legislative changes and macro-economic disruptions as part of our evaluation of indicators of impairment and impairment reversal.
- We involved our valuation specialists to assist in evaluating, amongst other matters, the discount rates applied and commodity price forecasts.
- We assessed commodity price forecasts assumed by the Group against comparable market data.

The Group uses internal and external experts to provide geological, metallurgical, mine planning and commodity price forecast information to support key assumptions in the assessment of indicators of impairment or impairment reversal.

With assistance from our mining reserves specialists, we examined the information provided by the Group's experts, including assessment of the reserve estimation methodology against the relevant industry and regulatory guidance. We also assessed the qualifications, competence and objectivity of the internal and external experts.

Our procedures to address the recoverable amount of the Jansen project CGU included:

- Evaluation of the Group's FVLCD methodology for compliance with the requirements of the relevant Accounting Standards;
- Independent assessment of the commodity price forecasts adopted with reference to external analyst data;
- Independent assessment of the discount rate adopted, with reference to external market data;
- Determination of whether cash flow projections for operating and capital expenditure agreed to approved plans;
- Assessment of the impacts of climate change as set out in our climate change related procedures below;
- Assessed how a market participant would attribute value under a FVLCD methodology;
- Performance of sensitivity analysis to evaluate the impact of reasonably possible changes in key assumptions such as commodity price forecasts, discount rates, future production quantities, and forecast operating costs and capital expenditure; and
- Testing the mathematical accuracy of the impairment model and calculated recoverable amount.

Climate change related procedures:

With the assistance of our climate change and valuation specialists we undertook the following procedures:

- Evaluated how the impact of climate change, as outlined in Note 16 of the financial report, was reflected in commodity price forecasts and carbon price assumptions.
- Assessed how strategies to mitigate transition and physical risks, such as the Group's committed expenditure on decarbonisation activities, were reflected into the forecast cashflows used in the Group's assessment of indicators of impairment or reversal and impairment testing.
- Considered the consistency of Other Information reported by the Group in relation to its climate change strategy, with the key estimates adopted in the Group's assessment of indicators of impairment and impairment reversal.
- Assessed the adequacy of the Group's climate change disclosures in Note 16 of the financial report.

We assessed the adequacy of the disclosures included in Notes 11 and 13 of the financial report.

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

194 BHP Annual Report 2026 5 Independent auditor’s report to the members of BHP Group Limited continued Closure and rehabilitation provisions Why significant How our audit addressed the key audit matter Refer to Note 15 ‘Closure and rehabilitation provisions’. The primary audit procedures we performed, amongst others, included The Group has closure and rehabilitation obligations to restore and the following: rehabilitate environmental disturbances created by its operations – We evaluated the design of, and tested the operating effectiveness and related sites. of, the Group’s controls related to the determination of closure and These obligations arise from regulatory and legislative requirements rehabilitation provision estimates. across multiple jurisdictions. – We evaluated the Group’s legal and regulatory obligations for The key inputs used to determine the required closure and closure and rehabilitation, life of operation, future rehabilitation rehabilitation provisions are: costs, discount rates and timing of future cashflows. – Life of the operation or site; – We assessed whether the future rehabilitation costs were consistent with the closure plans prepared by the Group’s internal experts. – Estimated cost of future closure and rehabilitation activities; – We tested the mathematical accuracy of the closure and – Timing of the closure and rehabilitation activities; rehabilitation provision calculations. – Discount rates; and – We assessed the discount rates adopted to calculate the closure – Current regulatory and legislative requirements. and rehabilitation provisions, including benchmarking to comparable As a result of these inputs and the evaluation of climate-related market data. – With the assistance of our rehabilitation subject matter specialists, risks and strategies, closure and rehabilitation provisions have a we evaluated a sample of closure and rehabilitation provisions high degree of estimation uncertainty with a wide potential range of within the Group, including: reasonably possible outcomes. – Evaluation of the closure and rehabilitation plans with regard Closure and rehabilitation provisions were considered to be a key audit to applicable regulatory and legislative requirements; matter as the estimation of these provisions is complex, involves a high degree of judgement including the impacts of climate change and often – Evaluation of the methodology used by the Group’s internal requires specialist expertise to estimate the costs required to satisfy mine closure engineers against industry practice and our closure and rehabilitation obligations. understanding of the business; and The Group’s current understanding of the potential financial impacts of – Assessment of the reasonableness of the timing of cash flows climate change have been incorporated into the related estimates, to and cost estimates against the closure and rehabilitation plan the extent they can be reliably measured, in the determination of the and industry practice. closure and rehabilitation provisions, the results of which are disclosed – The Group has used internal and external experts to support in Notes 15 and 16 of the financial report. the estimation of the mine closure and rehabilitation provisions. With the assistance of our rehabilitation subject matter specialists, we assessed the qualifications, competence and objectivity of the internal and external experts and that the information provided by the Group’s internal and external experts has been appropriately reflected in the calculation of the closure and rehabilitation provisions. Climate change related procedures: With the assistance of our climate change and rehabilitation subject matter specialists, we undertook the following procedures: – Evaluated how physical risk has been incorporated into the closure and rehabilitation provision estimates, such as the Group’s current understanding of changes to long-term weather outlooks and the potential to impact site closure designs and post-closure monitoring activities. – Evaluated the consistency of Other Information reported by the Group in relation to its climate change strategy with the key inputs used to determine the closure and rehabilitation provisions. – For the Group’s steelmaking coal assets, we evaluated the potential for climate change to shorten mine operating lives and therefore impact the timing of closure activities. – Assessed the reasonableness of the Group’s disclosure of the Timing, scope and expected cost of closure and rehabilitation activities included in Note 16 of the financial report and the impact of a one-year acceleration to the Group’s steelmaking coal closure and rehabilitation provisions included in Note 16. We assessed the adequacy of the disclosures included in Note 15 of the financial report. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 195 Samarco dam failure provisions recognised Why significant How our audit addressed the key audit matter Refer to Note 3 ‘Exceptional items’ and Note 4 ‘Significant events – The primary audit procedures we performed, included the following: Samarco dam failure’. – We assessed the design of, and tested the operating effectiveness As at 30 June 2026, BHP has recorded a provision for liabilities arising of, the Group’s controls over the Samarco dam failure accounting as a consequence of the Samarco dam failure. The provision includes and disclosure process. This included testing controls over: the future cost estimates associated with the obligations set out in the – Measuring the provision, including significant assumptions Settlement Agreement reached with the Brazilian Public Authorities in the estimate of future obligations; and in October 2024 along with estimates associated with the UK Group Action claim, following the decision by the English High Court in – Estimating the amount of funding Samarco is able to directly November 2025. contribute to fund any future obligations. We assessed the key assumptions used to determine the provision recorded by the Significant uncertainty exists in estimating the provision, and there is Group in relation to obligations by: a risk that outcomes may be materially higher or lower than amounts reflected in the provision for the Samarco dam failure. – Inquiring with the Group’s subject matter experts regarding the cost estimates; There were a number of significant judgements and disclosures made by the Group in relation to the Samarco dam failure, including: – Evaluating the qualifications, competence and objectivity of the Group’s subject matter experts that contribute to the – Estimating the costs relating to the UK Group Action under the determination of the cost estimates by considering their English High Court decision; and qualifications, scope of work and remuneration structure; – Assessing the extent to which Samarco is able to directly fund any – Comparing the nature and extent of obligations under the future obligations. Settlement Agreement and assessing the impact of the UK Group Action decision on the cost estimates; We identified the Samarco dam failure provisions recognised, as a key audit matter as auditing this estimate is complex. There is a high degree – Selecting a sample of cost estimates included in the provision of estimation uncertainty, together with a wide range of reasonable and considering the underlying supporting documentation; outcomes. Significant judgement was required in relation to assessing – Assessing the extent to which Samarco is able to directly fund the completeness and measurement of the estimated cash outflows the obligations relating to the Settlement Agreement by: related to the provisions, including the probability of the outflows. – Comparison to Samarco’s business plan and our understanding of the operations; and – Performance of sensitivity analysis to evaluate the impact of reasonably possible changes in key assumptions; – Testing the mathematical accuracy of the provision model; – Evaluating the historical accuracy of prior year’s forecasted costs with respect to the Group’s current year actual costs; – Inquiries with the Group’s internal legal advisors, senior management, Group finance, and members of the Executive Leadership Team; and – Independent confirmation letters received from external legal advisors. We assessed the disclosures regarding the provision for the Samarco dam failure as included in Note 4 against the disclosure requirements of the relevant Australian Accounting Standards. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

196 BHP Annual Report 2026 5 Independent auditor’s report to the members of BHP Group Limited continued Information other than the financial report and – Obtain an understanding of internal control relevant to the audit auditor’s report thereon in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on The directors are responsible for the other information. The other the effectiveness of the Group’s internal control. information comprises the information included in the Company’s – Evaluate the appropriateness of accounting policies used and the 2026 annual report other than the financial report and our auditor’s reasonableness of accounting estimates and related disclosures report thereon. made by the directors. Our opinion on the financial report does not cover the other information – Conclude on the appropriateness of the directors’ use of the going and accordingly we do not express any form of assurance conclusion concern basis of accounting and, based on the audit evidence thereon in this auditor’s report, with the exception of the Remuneration obtained, whether a material uncertainty exists related to events Report and our related assurance opinion. We have issued a separate or conditions that may cast significant doubt on the Group’s ability auditor’s report over sustainability information included in the to continue as a going concern. If we conclude that a material Company’s 2026 annual report. uncertainty exists, we are required to draw attention in our auditor’s In connection with our audit of the financial report, our responsibility report to the related disclosures in the financial report or, if such is to read the other information and, in doing so, consider whether the disclosures are inadequate, to modify our opinion. Our conclusions other information is materially inconsistent with the financial report are based on the audit evidence obtained up to the date of our or our knowledge obtained in the audit or otherwise appears to be auditor’s report. However, future events or conditions may cause the materially misstated. Group to cease to continue as a going concern. If, based on the work we have performed, we conclude that there is – Evaluate the overall presentation, structure and content of the a material misstatement of this other information, we are required to financial report, including the disclosures, and whether the financial report that fact. We have nothing to report in this regard. report represents the underlying transactions and events in a Responsibilities of the directors for the financial report manner that achieves fair presentation. The directors of the Company are responsible for the preparation of: – Plan and perform the Group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business a) the financial report (other than the consolidated entity disclosure units within the Group as a basis for forming an opinion on the Group statement) that gives a true and fair view in accordance with financial report. We are responsible for the direction, supervision and International Financial Reporting Standards as issued by the review of the audit work performed for the purposes of the Group IASB, Australian Accounting Standards and the Corporations audit. We remain solely responsible for our audit opinion. Act 2001; and b) the consolidated entity disclosure statement that is true and We communicate with the directors regarding, among other matters, correct in accordance with the Corporations Act 2001, and the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify for such internal control as the directors determine is necessary to during our audit. enable the preparation of: We also provide the directors with a statement that we have complied (i) the financial report (other than the consolidated entity disclosure with relevant ethical requirements regarding independence, and to statement) that gives a true and fair view and is free from material communicate with them all relationships and other matters that may misstatement, whether due to fraud or error; and reasonably be thought to bear on our independence, and where (ii) the consolidated entity disclosure statement that is true and applicable, actions taken to eliminate threats or safeguards applied. correct and is free of misstatement, whether due to fraud or error. From the matters communicated to the directors, we determine those matters that were of most significance in the audit of the financial In preparing the financial report, the directors are responsible report of the current year and are therefore the key audit matters. for assessing the Group’s ability to continue as a going concern, We describe these matters in our auditor’s report unless law or disclosing, as applicable, matters relating to going concern and using regulation precludes public disclosure about the matter or when, in the going concern basis of accounting unless the directors either extremely rare circumstances, we determine that a matter should not intend to liquidate the Group or to cease operations, or have no be communicated in our report because the adverse consequences of realistic alternative but to do so. doing so would reasonably be expected to outweigh the public interest benefits of such communication. Auditor’s financial report responsibilities for the audit of the Report on the audit of the Remuneration Report Our objectives are to obtain reasonable assurance about whether the Opinion on the Remuneration Report financial report as a whole is free from material misstatement, whether We have audited the Remuneration Report included in the Directors’ due to fraud or error, and to issue an auditor’s report that includes Report for the year ended 30 June 2026. our opinion. Reasonable assurance is a high level of assurance, but In our opinion, the Remuneration Report of BHP Group Limited for is not a guarantee that an audit conducted in accordance with the the year ended 30 June 2026, complies with section 300A of the ASAs and ISAs will always detect a material misstatement when it Corporations Act 2001. exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be Responsibilities expected to influence the economic decisions of users taken on the basis of this financial report. The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section As part of an audit in accordance with the ASAs and ISAs, we 300A of the Corporations Act 2001. Our responsibility is to express an exercise professional judgement and maintain professional scepticism opinion on the Remuneration Report, based on our audit conducted in throughout the audit. We also: accordance with ASAs and ISAs. – Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting Ernst & Young from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Rodney Piltz Partner A member firm of Ernst & Young Global Limited Melbourne Liability limited by a scheme approved under Professional Standards Legislation 18 August 2026

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Additional information

1 Information on mining operations 197
2 Financial information summary 208
3 Financial information by commodity 209
4 Production 211
5 Major projects 213
6 Mineral Resources and Ore Reserves 214
7 People – performance data 227
8 Legal proceedings 228
9 Shareholder information 232
9.1 History and development 232
9.2 Markets 232
9.3 Organisational structure 232
9.4 Constitution 232
9.5 Share ownership 234
9.6 Dividends 235
9.7 American Depositary Receipts fees and charges 235
9.8 Supplemental cybersecurity disclosures for US reporting 236
9.9 Government regulations 236
10 Glossary 238

1 Information on mining operations

Minerals Australia

Iron ore mining operations

The following table contains additional details of our iron ore mining operations. This table should be read in conjunction with OFR 4.2 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location	
WAIO	Pilbara region, Western Australia Newman West (Mt Whaleback, Orebodies 29, 30, 31 and 35) Newman East (Orebodies 24, 25 and 32)
Mt Newman joint venture	
Means of access	Private road Ore transported by Mt Newman JV-owned rail to Port Hedland (427 km)
Type and amount of ownership	BHP Minerals 85% Mitsui-ITOCHU Iron 10% ITOCHU Minerals and Energy of Australia 5%
Operator	BHP
Title, leases or options and acreage involved	Mineral lease granted and held under the Iron Ore (Mount Newman) Agreement Act 1964 expires in 2030 with right to successive renewals of 21 years each ML244SA – approximately 78,934 hectares
History and stage of property	Production stage Production began at Mt Whaleback in 1969 Production from Orebodies 24, 25, 29, 30, 31, 32 and 35 complements production from Mt Whaleback Production from Orebodies 31 and 32 started in 2015 and 2017 respectively Mining at Orebody 18 ceased in 2020 after depletion
Mine type & mineralisation style	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman and Marra Mamba; also present is iron-rich detrital material
Power source	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP's natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with APA Group
Processing plants and other available facilities	Newman Hub: primary crusher (includes those at Orebodies 18 and 24), ore handling plant, heavy media beneficiation plant, stockyard blending facility, single cell rotary car dumper, train load out (nominal capacity 75 Mtpa) Orebody 25: Ore processing plant (nominal capacity 12 Mtpa) ceased operation mid-FY2022
Key permit conditions	State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties Tenements granted by the Western Australian Government under the Mining Act 1978 (WA) (WA Mining Act) Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals and royalties Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

198 BHP Annual Report 2026

1 Information on mining operations continued

Mine & location	
WAIO	Pilbara region, Western Australia
Yandi joint venture	
Means of access	Private road Ore transported by Mt Newman JV-owned rail to Port Hedland (316 km) Yandi JV's railway spur links Yandi hub to Mt Newman JV main line
Type and amount of ownership	BHP Minerals 85% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7%
Operator	BHP
Title, leases or options and acreage involved	Mining lease granted pursuant to the Iron Ore (Marillana Creek) Agreement Act 1991 expires in 2033 with 1 renewal right to a further 21 years to 2054 M270SA – approximately 30,344 hectares
History and stage of property	Production stage Production began at the Yandi mine in 1992 Capacity of Yandi hub expanded between 1994 and 2013 Yandi commenced production ramp down activity in FY2022
Mine type & mineralisation style	Open-cut Channel iron deposits are Cainozoic fluvial sediments
Power source	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP's natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with APA Group
Processing plants and other available facilities	2 primary crushers, 1 ore handling plant, stockyard blending facility and 1 train load out (nominal capacity 20 Mtpa) Decommissioning of additional facilities, including 2 ore handling plants, 2 primary crushers and 1 train load out, is ongoing as part of planned ramp down activities
Key permit conditions	State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties Tenements granted by the Western Australian Government under the WA Mining Act Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals and royalties Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

Mine & location	
WAIO	Pilbara region, Western Australia Jimblebar Bill's Hill, Eastern Syncline and Mt Helen (jointly called Western Ridge deposits) Ministers North
Jimblebar operation*	
Means of access	Private road Jimblebar ore is transported via overland conveyor (12.4 km) and by Mt Newman JV-owned rail to Port Hedland (428 km) The Western Ridge deposits are located close to Newman Operations and all production will be trucked and/or transported via overland conveyor The Ministers North deposit is located close to Yandi operations, and all production will be trucked to Yandi
Type and amount of ownership	BHP Minerals 85% ITOCHU Minerals and Energy of Australia 8% Mitsui & Co. Iron Ore Exploration & Mining 7% *Jimblebar is an 'incorporated' venture with the above companies holding A Class Shares with rights to certain parts of mining lease 266SA held by BHP Iron Ore (Jimblebar) Pty Ltd (BHPIOJ) BHP Minerals holds 100% of the B Class Shares, which has rights to all other Jimblebar assets
Operator	BHP
Title, leases or options and acreage involved	Mining lease granted pursuant to the Iron Ore (McCamey's Monster) Agreement Authorisation Act 1972 expires in 2030 with rights to successive renewals of 21 years each M266SA – approximately 51,756 hectares
History and stage of property	Production stage Production began in March 1989 From 2004, production was transferred to Wheelarra JV as part of the Wheelarra sublease agreement This sublease agreement expired in March 2018 Ore was first produced from the newly commissioned Jimblebar Hub in late 2013 Jimblebar sells ore to the Newman JV proximate to the Jimblebar Hub Production at Western Ridge commenced in FY2022 Ministers North feasibility study completed and the project has moved into execution, with production due to commence in FY2029
Mine type & mineralisation style	Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which are Brockman and Marra Mamba; also present is iron-rich detrital material
Power source	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP's natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with APA Group
Processing plants and other available facilities	3 primary crushers, ore handling plant, train load out, stockyard blending facility and supporting mining hub infrastructure (nominal capacity 71 Mtpa) Production from the Western Ridge deposits will be processed through a new crusher (under construction) and existing processing facility for Newman operations Ore from Ministers North will be transported using haul trucks for further processing at the existing facility for Yandi operations
Key permit conditions	State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties Tenements granted by the Western Australian Government under the WA Mining Act Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals and royalties Registered Indigenous Land Use Agreement with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

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Mine & location	
WAIO	Pilbara region, Western Australia Yarrie Nimingarra Mining Area C South Flank

Mt Goldsworthy joint venture

Means of access	Private road Yarrie and Nimingarra iron ore transported by Mt Goldsworthy JV-owned rail to Port Hedland (218 km) Mining Area C and South Flank iron ore transported by Mt Newman JV-owned rail to Port Hedland (360 km) South Flank iron ore transported by overland conveyors (8–16 km) to the Mining Area C processing hub Mt Goldsworthy JV railway spur links Mining Area C and South Flank to Yandi JV's railway spur
Type and amount of ownership	BHP Minerals 85% Mitsui Iron Ore Corporation 7% ITOCHU Minerals and Energy of Australia 8%
Operator	BHP
Title, leases or options and acreage involved	1 mineral lease and 1 mining lease both granted pursuant to the Iron Ore (Goldsworthy – Nimingarra) Agreement Act 1972, expire in 2035, with rights to successive renewals of 21 years each. ML251SA and M263SA – approximately 15,623 hectares A number of smaller mining leases granted under the WA Mining Act expire in 2026 with rights to successive renewals of 21 years. 5 leases – approximately 2,999 hectares 3 mineral leases granted under the Iron Ore (Mount Goldsworthy) Agreement Act 1964, which expire 2028, with rights to successive renewals of 21 years each ML235SA, ML249SA and ML281SA – approximately 91,124 hectares
History and stage of property	Production stage Operations commenced at Mt Goldsworthy in 1966 and at Shay Gap in 1973 Original Goldsworthy mine closed in 1982 Associated Shay Gap mine closed in 1993 Mining at Nimingarra mine ceased in 2007, then continued from adjacent Yarrie area Production commenced at Mining Area C mine in 2003 Yarrie mine operations were suspended in February 2014 First ore at South Flank commenced in May 2021
Mine type & mineralisation style	Mining Area C, South Flank, Yarrie and Nimingarra are open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra; also present is iron-rich detrital material
Power source	Power for Yarrie and Shay Gap is supplied by their own small diesel generating stations Power for all remaining mine operations in the Central and Eastern Pilbara is supplied by BHP's natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with APA Group
Processing plants and other available facilities	Mining Area C: 2 primary crushers, 2 ore handling plants, stockyard blending facility and train load out (nominal capacity 64 Mtpa) South Flank: 2 primary crushers, 1 ore handling plant, stockyard and blending facility and train load out (nominal capacity 80 Mtpa)
Key permit conditions	State Agreements contain conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties Tenements granted by the Western Australian Government under the WA Mining Act Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals and royalties Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

Mine & location	
WAIO	Pilbara region, Western Australia

POSMAC joint venture

Means of access	Private road POSMAC JV sells ore to Mt Goldsworthy JV at Mining Area C Ore is transported via Mt Goldsworthy JV-owned rail and Mt Newman JV-owned rail to Port Hedland Mt Goldsworthy JV railway spur links Mining Area C to Yandi JV's railway spur
Type and amount of ownership	BHP Minerals 65% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7% POS-Ore 20%
Operator	BHP
Title, leases or options and acreage involved	Sublease over part of Mt Goldsworthy Mining Area C mineral lease that expires on the earlier of termination of the mineral lease or the end of the POSMAC JV ML281SA – approximately 56,335 hectares
History and stage of property	Production stage Production commenced in October 2003 and ceased in January 2026. POSMAC JV sells all ore to Mt Goldsworthy JV at Mining Area C
Mine type & mineralisation style	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which is Marra Mamba
Power source	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP's natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with APA Group
Processing plants and other available facilities	POSMAC sells all ore to Mt Goldsworthy JV, which is then processed at Mining Area C
Key permit conditions	Key permit conditions of POSMAC joint venture are captured within the Mount Goldsworthy joint venture key permit conditions outlined above

200 BHP Annual Report 2026

1 Information on mining operations continued

Coal mining operations

The following table includes details about our mining operations as at 30 June 2026.

This table should be read in conjunction with OFR 4.3 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location	
BHP Mitsubishi Alliance (BMA)	All mining operations are in Bowen Basin, Queensland Australia Goonyella Riverside Broadmeadow Caval Ridge Peak Downs Saraji and Saraji South mines
Central Queensland Coal Associates joint venture	
Means of access	Public road Coal transported by rail to Hay Point Coal Terminal Distances between the mines and port are between 191 km and 212 km
Type and amount of ownership	BHP 50% Mitsubishi Development 50%
Operator	BMA
Title, leases or options and acreage involved	Mining leases, including undeveloped tenements, have expiry dates ranging up to 2045, renewable for further periods as Queensland Government legislation allows Approximately 79,752 hectares Mining is permitted to continue under the legislation during the renewal application period All required renewal applications were lodged and pending a decision from the Minister
History and stage of property	Production stage Production commenced at: – Goonyella Riverside in 1971 (Goonyella in 1971, Riverside in 1989) – Peak Downs in 1972 – Saraji in 1974 – Saraji South (Norwich Park) in 1979 – Broadmeadow (longwall operations) in 2005 – Caval Ridge in 2014 Production at Saraji South (formerly Norwich Park) ceased in May 2012. Since October 2022, limited product has been sourced from Saraji South for processing at Saraji. In December 2025, Saraji South mine was placed into a period of care and maintenance
Mine type & mineralisation style	All open-cut except Broadmeadow (longwall underground) Bituminous coal is mined from the Permian Moranbah Coal measures Products range from premium-quality, low-volatile, high-vitrinite hard coking coal to medium-volatile hard coking coal
Power source	Queensland electricity grid connection is under long-term contracts and energy purchased under Renewable Power arrangements and retail agreements
Processing plants and other available facilities	On-site beneficiation processing facilities Combined nominal capacity of 81 Mtpa ROM at 4% moisture basis
Key permit conditions	Key permit conditions are contained in the various legislation set by the Queensland Government and include conditions relating to carrying out works in accordance with the environmental authority and approved development plans, payment of rents, reporting and payment of royalties. Mining leases granted under the Central Queensland Coal Associates Agreement Act 1968 place an extraction cap of 1,823 Mt

Mine & location	
New South Wales Energy Coal	Approximately 126 km northwest of Newcastle, New South Wales, Australia
Mt Arthur Coal	
Means of access	Public road Coal transported by third-party rail
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	New South Wales Energy Coal holds 9 mining leases, 2 subleases and 1 exploration licence Total mining leases approximately 8,346 hectares
History and stage of property	Production stage Production commenced in 2002 (previous operations dating to the early 1960s) Approval to expand mining granted in 2010 with an additional area also granted by an approval modification in 2014 In FY2022, BHP announced our decision to transition Mt Arthur Coal to closure in 2030, based on the mine reaching the end of its economic life. In FY2026, BHP received the final approval from the Federal Government following the approval from the NSW Government to extend mining activities at Mt Arthur Coal for an additional four years, from July 2026 to June 2030
Mine type & mineralisation style	Open-cut Produces a medium rank bituminous thermal coal
Power source	New South Wales electricity grid connection under a deemed long-term contract and energy purchased via a retail agreement
Processing plants and other available facilities	Beneficiation facilities: coal handling, preparation, washing plants Nominal capacity in excess of 23 Mtpa
Key permit conditions	The approval to extend mining activities until June 2030 contains key conditions on coal extraction, transport limits and rehabilitation requirements under the Mining Act 1992

Nickel mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 4.4 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location	
Nickel West	450 km north of Kalgoorlie, Western Australia Mt Keith mine Mt Keith satellite mine (Yakabindie)
Mt Keith mine and concentrator	
Means of access	Private road Nickel concentrate transported by road to Leinster for drying and on-shipping
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mining leases granted by Western Australian Government Key leases expire between 2029 and 2037 First renewal of 21 years is as a right. Further renewals at Minister's discretion Mt Keith mining leases approximately 9,240 hectares Mt Keith satellite mining leases approximately 3,835 hectares
History and stage of property	Production stage Commissioned in 1995 by WMC Acquired in 2005 as part of WMC acquisition Mt Keith satellite mine contains 2 open-pit mines: Six Mile Well and Goliath, both in full production Nickel West operations transitioned to temporary suspension in the period ending 31 December 2024

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Mine type & mineralisation style	Open-cut Disseminated textured magmatic nickel-sulphide mineralisation associated with a metamorphosed ultramafic intrusion
Power source	On-site third-party gas-fired turbines and renewable solar generation with backup from diesel engine generation Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts
Processing plants and other available facilities	Concentration plant with a nominal capacity of 11 Mtpa of ore
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local governments; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement, which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

Mine & location	
Nickel West	375 km north of Kalgoorlie, Western Australia Venus sub-level caving operation B11 block caving operation Camelot open-pit mine Rocky's Reward open-pit mine

Leinster mine complex and concentrator

Means of access	Public road Nickel concentrate shipped by road and rail to Kalgoorlie Nickel Smelter
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mineral lease granted in accordance with State Agreement ratified by the Nickel (Agnew) Agreement Act 1974 Mining leases granted by Western Australian Government Key leases expire between 2029 and 2046 Renewals of principal mineral lease in accordance with State Agreement ratified by the Nickel (Agnew) Agreement Act 1974 Mining leases first renewal of 21 years is a right. Further renewals at Minister's discretion Leinster mining leases approximately 6,325 hectares Camelot mining leases approximately 2,353 hectares
History and stage of property	Production stage Production commenced in 1979 Acquired in 2005 as part of WMC acquisition Leinster underground ceased operations in 2013 and recommenced operations in 2016 with Venus sub-level cave now in operation and B11 block cave developing its undercut and draw points Rocky's Reward open-pit mine ceased mining in 2021 Nickel West operations transitioned to temporary suspension in the period ending 31 December 2024
Mine type & mineralisation style	Open-cut and underground Steeply dipping disseminated and massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows and intrusions
Power source	On-site third-party gas-fired turbines and renewable solar generation with back up from diesel engine generation Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts
Processing plants and other available facilities	Concentration plant with a nominal capacity of 3 Mtpa of ore
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under the Nickel (Agnew) Agreement Act 1974 and granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local governments; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement, which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

Mine & location	
Nickel West	450 km north of Kalgoorlie, Western Australia

Cliffs mine

Means of access	Private road Nickel ore transported by road to Leinster or Mt Keith for further processing
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mining leases granted by Western Australian Government Key leases expire between 2026 and 2046 First renewal of 21 years is as of right. Further renewals at Minister's discretion Mining leases approximately 2,675 hectares
History and stage of property	Production stage Production commenced in 2008 Acquired in 2005 as part of WMC acquisition Nickel West operations transitioned to temporary suspension in the period ending 31 December 2024
Mine type & mineralisation style	Underground Steeply dipping massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows
Power source	Supplied from Mt Keith
Processing plants and other available facilities	Mine site
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement, which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

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Mine & location	
West Musgrave Project	Musgrave Province, Western Australia
Means of access	Public road
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	The Project contemplates 2 copper and nickel deposits (Babel pit and Nebo pit) within the West Musgrave Ranges of Western Australia Mining lease granted by Western Australian Government Key mining lease expires 2043 First renewal of 21 years is as a right. Further renewals at Minister's discretion Development Envelope of 20,852 hectares
History and stage of property	Scoping studies completed in 2017 Pre-feasibility study completed by OZ Minerals and Cassini Resources Ltd in 2020 Acquired by OZ Minerals in October 2020 Final investment decision in September 2022 Acquired in 2023 as part of OZ Minerals acquisition West Musgrave Project transitioned to temporary suspension in the period ending 31 December 2024
Mine type & mineralisation style	Open-pit (still in project stage) Magmatic nickel and copper sulphide
Power source	Currently supplied by diesel generation during temporary suspension
Processing plants and other available facilities	Crushing, vertical roller mill, flotation producing separate nickel and copper concentrates (still in project stage)
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to a Mining Agreement with the Native Title holders which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

Nickel smelters, refineries and processing plants

Smelter, refinery or processing plant	
Nickel West	56 km south of Kalgoorlie, Western Australia
Kambalda nickel concentrator	
Ownership	BHP 100%
Operator	BHP
Title, leases or options	Mineral leases granted by Western Australian Government Key leases expire in 2028 with no right of renewal Mining leases approximately 242 hectares
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations
Product	Concentrate containing approximately 13% nickel
Power source	On-site third-party gas-fired turbines supplemented by access to grid power Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts
Nominal production capacity	1.6 Mtpa ore Nickel sourced through ore tolling and concentrate purchase arrangements with third parties in Kambalda and outer regions Nickel West operations transitioned to temporary suspension in the period ending 31 December 2024

Smelter, refinery or processing plant	
Nickel West	Kalgoorlie, Western Australia
Kalgoorlie nickel smelter	
Ownership	BHP 100%
Operator	BHP
Title, leases or options	Freehold title over the property
Key permit conditions	Payment of rates to relevant local government, compliance with environmental regulations and mine closure requirements and other reporting obligations
Product	Matte containing approximately 65% nickel
Power source	On-site third-party gas-fired turbines supplemented by access to grid power Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts
Nominal production capacity	110 ktpa nickel metal in matte Nickel West operations transitioned to temporary suspension in the period ending 31 December 2024

Smelter, refinery or processing plant	
Nickel West	30 km south of Perth, Western Australia
Kwinana nickel refinery	
Ownership	BHP 100%
Operator	BHP
Title, leases or options	Freehold title over the property
Key permit conditions	Payment of rates to relevant local government, compliance with environmental regulations and mine closure requirements and other reporting obligations
Product	London Metal Exchange grade nickel briquettes, nickel powder Also intermediate products, including copper sulphide, cobalt-nickel-sulphide, ammonium sulphate Nickel sulphate containing approximately 22% nickel
Power source	Power is sourced from the local grid, which is supplied under a retail contract, supplemented by a Power Purchase Agreement with Merredin Solar Farm for 50% of its output
Nominal production capacity	82.5 ktpa nickel metal in powder, briquettes and nickel sulphate (with approval to increase up to 90 ktpa) 99 kt–100 kt nickel sulphate (approximately 22 kt–24 kt nickel) Nickel West operations transitioned to temporary suspension in the period ending 31 December 2024

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Copper South Australia

Copper mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 4.1 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location	
Olympic Dam	560 km northwest of Adelaide, South Australia
Means of access	Public road Final product transported by road and rail
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Special Mining Lease (SML1) granted by South Australian Government (pursuant to the Roxby Downs (Indenture Ratification) Act 1982 (Indenture Act) expires in 2036 Approximately 17,788 hectares Right of extension for 50 years (subject to remaining mine life)
History and stage of property	Production stage Acquired in 2005 as part of Western Mining Corporation (WMC) acquisition Copper production began in 1988 Nominal milling capacity raised to 9 Mtpa in 1999 New copper solvent extraction plant commissioned in 2004 Major smelter maintenance campaigns completed in 2017 and 2022 Nominal milling capacity raised to 11 Mtpa in 2023
Mine type & mineralisation style	Underground Large poly-metallic deposit of iron oxide-copper-uranium-gold mineralisation
Power source	Electricity transmitted via BHP's 275 kV power line from Port Augusta and ElectraNet's system upstream of Port Augusta Power is sourced from the local grid, which is supplied under a retail contract, currently supplemented by a Power Purchase Agreement with Neoen
Processing plants and other available facilities	Underground automated train and trucking network feeding crushing, storage and ore hoisting facilities 2 grinding circuits Nominal milling capacity of 11 Mtpa Flash furnace produces copper anodes, which are then refined to produce copper cathodes Electrowon copper cathode and uranium oxide concentrate produced by leaching and solvent extracting flotation tailings Gold cyanide leach circuit and gold room producing gold bullion and silver bullion
Key permit conditions	The Roxby Downs (Indenture Ratification) Act 1982 (Indenture Act) applies to Olympic Dam's operations. It contains conditions from the South Australian Government, including relating to the protection and management of the environment; water; closure and rehabilitation considerations; local procurement and community plans/initiatives/project commitments; and payment of royalties. BHP and the South Australian Government have agreed key amendments to the Indenture, including to a pathway to expand Olympic Dam mining tenure to support future growth plans, which will become effective on a date to be set by the South Australian Government in consultation with BHP The Olympic Dam operations rely on an impact assessment for operations conducted in 1997 (1997 EIS) At a Commonwealth level, Olympic Dam relies on an exemption from the Environment Protection Biodiversity Conservation Act 1999 (EPBC Act) based on the 1997 EIS under the Environmental Reform (Consequential Provisions) Act 1999

Mine & location	
Carrapateena	470 km northwest of Adelaide, South Australia
Means of access	60 km private access road Copper concentrate (containing gold and silver) transported by road and rail
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	The Carrapateena Project holds a mining lease (ML 6471) and 5 miscellaneous purposes licences (MPL 149, 152, 153, 154 and 156), which were granted by the South Australian Government and expire in January 2039, with the exception of MPL 149 which expires in July 2038 Approximately 44,144 hectares in size across all 6 tenements An application for tenement extensions can be made within 6 months of the tenement expiry date
History and stage of property	2019 – First saleable concentrate produced 2020 – 4.25 Mtpa ramp up achieved 2022 – Cave propagated to surface 2023 – Acquired as part of OZ Minerals acquisition 2024 – Commissioning of Crusher Station 2 2025 – Commissioning of the Hydrofloat Project 2026 – 7 Mtpa ramp up achieved
Mine type & mineralisation style	Underground Iron oxide copper gold mineralisation
Power source	Electricity transmitted via private high voltage power line supplied by ElectraNet under a Build Own Operate Maintain (BOOM) Agreement that is part of the Transmission Connection Agreement (TCA) Power is sourced from the local grid, which is supplied under a retail agreement
Processing plants and other available facilities	Conventional crushing, grinding and flotation on mine site Nameplate milling capacity of ~7 Mtpa
Key permit conditions	The SA Mining Act and associated Mining Regulations 2020 (SA) apply to the Carrapateena operations. Each tenement document (either ML or MPL) in conjunction with the operation's Program for Environment Protection and Rehabilitation (PEPR), MPEPR2024/009 outlines the conditions from the South Australian Government that must be complied with including those relating to the protection and management of the environment, water, closure and rehabilitation The Carrapateena operations are also approved by the Federal Government under the Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act) and as such has further conditions regarding nationally threatened flora and fauna species

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Mine & location	
Prominent Hill	650 km northwest of Adelaide, South Australia
Means of access	Mine access road (45 km off Stuart Highway) Copper concentrate (containing gold and silver) transported by road and rail
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mining lease ML 6228 granted by South Australian Government expires in August 2041 Miscellaneous purpose licences (MPL 81, 82, 83, 84, 91, 93, 94, 96, 97, 101, 112 to 117, 119 to 122 and 169 to 176) and extractive mineral leases (EML 6234, 6236 to 6242, 6278 to 6296, 6299 to 6301) which were granted by the South Australian Government and expire in August 2041 Approximately 11,462 hectares across all 59 tenements
History and stage of property	2009 – Malu open-pit mine commissioned 2012 – Ankata underground mine expansion commissioned 2015 – Malu underground mine expansion commissioned 2017 – Expansion of the underground operation with new northern decline (Liru) 2018 – Malu open-pit mine safely closed after more than 100 Mt of ore mined over 10 years 2019 – Underground ramp up to 4.0 Mt 2023 – Acquired as part of OZ Minerals acquisition 2025 – Wira shaft sink completed
Mine type & mineralisation style	Underground Iron oxide copper gold mineralisation
Power source	Electricity transmitted via a private high voltage power line is supplied by ElectraNet under a Build Own Operate Maintain (BOOM) Agreement that is part of the Transmission Connection Agreement (TCA) and BHP's 132 kV power line to Prominent Hill at a junction point close to the Olympic Dam mine Power is sourced from the local grid, which is supplied under a retail agreement
Processing plants and other available facilities	Conventional crushing, semi-autogenous grinding (SAG) and ball mill grinding circuit and flotation processing plant on site Nameplate capacity of 10 Mtpa
Key permit conditions	The SA Mining Act and associated Mining Regulations 2020 (SA) apply to the Prominent Hill operations. Each tenement document (either ML or MPL) in conjunction with the operation's Program for Environment Protection and Rehabilitation (PEPR), MPEPR2022/137 outlines the conditions from the South Australian Government that must be complied with including those relating to the protection and management of the environment, water, closure and rehabilitation The Prominent Hill operations are also approved by the Federal Government under the Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act) and as such have further conditions regarding nationally threatened flora and fauna species

Minerals Americas

Copper mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 4.1 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location	
Escondida	Atacama Desert 170 km southeast of Antofagasta, Chile
Means of access	Private road available for public use Copper cathode transported by rail to ports at Antofagasta and Mejillones Copper concentrate transported by Escondida-owned pipelines to its Coloso port facilities
Type and amount of ownership	BHP 57.5% Rio Tinto 30% JECO Corporation 10% JECO 2 Ltd 2.5%
Operator	BHP
Title, leases or options and acreage involved	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Mining concessions (exploitation) approximately 380,000 hectares
History and stage of property	Production stage Original construction completed and production commenced in 1990 Start of operations of the third concentrator plant in 2015 Inauguration of Escondida Water Supply desalination plant (CY2018) and its extension (CY2019) Full SaL, a BHP-designed technology, achieved first production at Escondida in FY2025
Key permit conditions	Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Agency (SEA), in order to operate, plus all applicable permits from sectorial agencies Depending on the particular impacts of the project to be assessed, environmental approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex Environmental Impact Declaration (DIA)
Mine type & mineralisation style	2 open-cut pits: Escondida and Escondida Norte Escondida and Escondida Norte mineral deposits are adjacent but distinct supergene enriched porphyry copper deposits
Power source	Electricity is sourced from 100% renewable sources and certified by the Chilean Electricity Authority (Coordinador Eléctrico Nacional – CEN) Renewable Power Purchase Agreements (PPAs) with third parties supply approximately 99% of Escondida electricity needs with the balance supplied by Tamakaya SpA (100% owned by BHP) Escondida-owned transmission lines connect to Chile's national power grid
Processing plants and other available facilities	Crushing facilities feed concentrator and leaching processes 3 concentrator plants produce copper concentrate from sulphide ore by flotation extraction process (by-products: gold and silver) and a tailings storage facility 2 solvent extraction and electrowinning plants produce copper cathode Nominal capacity: 422 ktpd (nominal milling capacity) and 350 ktpa copper cathode (nominal capacity of tank house) 2 x 168 km concentrate pipelines, 167 km water pipeline Port facilities at Coloso, Antofagasta Desalinated water plant (total water capacity of 3,800 litres per second)

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Mine & location	
Pampa Norte Spence	Atacama Desert 162 km northeast of Antofagasta, Chile
Means of access	Public road Copper cathode transported by rail to ports at Mejillones and Antofagasta Copper concentrate transported by rail or trucks to port in Mejillones Molybdenum concentrate is transported by trucks
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Mining concessions (exploitation): approximately 44,000 hectares
History and stage of property	Production stage First copper cathode produced in 2006 Spence Growth Option (i.e. the 95 ktpd copper concentrator and molybdenum plants) produced first copper concentrate in December 2020 and first molybdenum in April 2022
Key permit conditions	Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Agency (SEA), in order to operate, plus all applicable permits from sectoral agencies Depending on the impacts of the project to be assessed, environmental approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex instrument called Environmental Impact Declaration (DIA)
Mine type & mineralisation style	Open-cut Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides and finally primary (hypogene) sulphide mineralisation
Power source	Electricity is sourced from 100% renewable sources and certified by the Chilean Electricity Authority (Coordinador Eléctrico Nacional – CEN) Renewable Power Purchase Agreements (PPAs) with third parties supply most of Spence electricity needs. The remainder is supplied by Tamakaya SpA (100% owned by BHP) Spence-owned transmission lines connect to Chile's national power grid
Processing plants and other available facilities	Crushing facilities feed concentrator and leaching processes 1 copper concentrator plant with 95 ktpd capacity (by-products: gold and silver), molybdenum plant, a 1,000 litres per second desalinated water plant under a Build Own Operate Transfer (BOOT) agreement and a tailings storage facility Dynamic leach pads, solvent extraction and electrowinning plant Nominal capacity of tank house: 200 ktpa copper cathode

Mine & location	
Pampa Norte Cerro Colorado	Atacama Desert 120 km east of Iquique, Chile
Means of access	Public road Copper cathode trucked to port at Iquique
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Transitioned to care and maintenance in December 2023 Mining concessions (exploitation): approximately 34,000 hectares
History and stage of property	Production stage Commercial production commenced in 1994 Expansions in 1996 and 1998 Entered temporary care and maintenance in December 2023 Submitted an Environmental Impact Assessment (EIA) in June 2026, setting out a plan to restart operations and extend the mine life for an additional 20 years
Key permit conditions	Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Agency (SEA), in order to operate, plus all applicable permits from sectoral agencies Depending on the impacts of the project to be assessed, environmental approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex instrument called Environmental Impact Declaration (DIA) Mining companies in Chile that enter a care and maintenance period must obtain approval of a Temporary Closure Plan, sectorial permit, from Sernageomin (Mining Authority). This permit is initially granted for a period of 2 years and is renewable for an additional period of up to 3 years
Mine type & mineralisation style	Open-cut Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides and finally primary (hypogene) sulphide mineralisation
Power source	Electricity sourced from 100% renewable sources and certified by the Chilean Electricity Authority (Coordinador Eléctrico Nacional – CEN) Electricity purchased from external vendors
Processing plants and other available facilities	Crushing facilities, dynamic leach pads, solvent extraction plant, electrowinning plant Nominal capacity of tank house: 130 ktpa copper cathode

Mine & location	
Antamina	Andes mountain range, Peru Mine: San Marcos – Ancash, 270 km northeast of Lima Port: Huarmey – Ancash, 300 km north of Lima
Means of access	Public road Copper and zinc concentrates transported by Antamina-owned pipeline to its Punta Lobitos port Molybdenum and lead/bismuth concentrates transported by truck
Type and amount of ownership	BHP 33.75% Glencore 33.75% Teck 22.5% Mitsubishi 10%
Operator	Compañía Minera Antamina S.A.
Title, leases or options and acreage involved	Mining rights from Peruvian Government held indefinitely, subject to payment of annual fees and supply of information on investment and production Total acreage: approximately 6,600 hectares
History and stage of property	Production stage Commercial production commenced in 2001
Key permit conditions	During FY2025 Antamina advanced the implementation of commitments outlined in the Modification of the Environmental Impact Assessment (MEIA1) which was approved in 2024.
Mine type & mineralisation style	Open-cut Zoned porphyry and skarn deposit with central copper dominated ores and an outer band of copper-zinc dominated ores
Power source	Contracts with individual power producers
Processing plants and other available facilities	Primary crusher, concentrator, copper and zinc flotation circuits, bismuth/moly cleaning circuit Nominal milling capacity of 145 ktpd 304 km concentrate pipeline Port facilities at Huarmey

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Mine & location	
Resolution	Superior/Project: Pinal – Arizona 100 km east of Phoenix, United States
Means of access	Public road
Type and amount of ownership	BHP 45% Rio Tinto 55%
Operator	Resolution Copper Mining LLC
Title, leases or options and acreage involved	Private land, patented and unpatented mining claims Total acreage: approximately 46,000 acres
History and stage of property	Exploration stage Resolution deposit is within the footprint of and adjacent to the historical Magma Copper Mine Resolution non-operated joint venture (NOJV) formed in 2004 with Rio Tinto as operator
Key permit conditions	Federal land exchange legislation from 2014 (the LEX Act) mandates the transfer of Federal land critical for the project to Resolution Copper, in exchange for other environmentally and culturally significant lands owned by Resolution Copper (the Land Exchange, or LEX). The LEX Act requires the preparation and publication of a Final Environmental Impact Statement (FEIS) as a prerequisite to the LEX occurring. The preparation of the FEIS was led by the US Forest Service and conducted pursuant to the National Environmental Policy Act (NEPA) and other US legislation, including requirements for consultation, coordination and collaboration with Native American Tribes The FEIS was published in June 2025, with a final Record of Decision published in March 2026, following objections and legal challenges. The LEX was completed on 16 March 2026, enabling the next phase of technical work and development planning for the project. The FEIS and LEX remain the subject of ongoing litigation The Resolution Copper Project is also required to obtain State and local permits
Mine type & mineralisation style	Underground Porphyry copper and molybdenum deposit
Power source	115 kV power lines to East and West Plant sites with supply contract with Salt River Project
Processing plants and other available facilities	Water treatment infrastructure, 2 existing underground shafts with associated support infrastructure, and a rail corridor enabling product transportation

Mine & location	
Vicuña	San Juan Province of Argentina and Atacama Region of Chile 350 km northwest of San Juan city, Argentina
Means of access	Public and private roads
Type and amount of ownership	BHP 50% Lundin Mining 50%
Operator	Vicuña Corp.
Title, leases or options and acreage involved	Exploration and exploitation mining rights in Argentina and in Chile Total acreage: approximately 117,116 hectares
History and stage of property	Exploration stage The Vicuña project is targeting the integrated development of the Josemaria and the Filo del Sol copper-gold-silver deposits Filo Corp., the prior owner of Filo del Sol, completed a pre-feasibility study for the standalone development of the oxide component of the Filo del Sol deposit in CY2024 The Josemaria deposit is located approximately 10 km from Filo del Sol, entirely within the San Juan Province, Argentina. A feasibility study for Josemaria as a standalone project was completed in November 2020 by Josemaria Resources (prior to Lundin Mining's acquisition of the deposit) and an Environmental Impact Declaration was approved by the Mining Authority of San Juan, Argentina, in April 2022. In March 2022, following the discovery of the high-grade Aurora Zone, BHP acquired an initial 5 per cent equity interest in Filo Corp., which owned 100 per cent of Filo del Sol. BHP completed additional incremental equity investments in Filo Corp. between 2022 and 2025, increasing our ownership to approximately 6 per cent. In FY2025, BHP and Lundin Mining completed the joint acquisition of the remaining interest of Filo Corp. Concurrent to the acquisition of Filo Corp., BHP and Lundin Mining formed Vicuña Corp., a 50/50 independently operated joint venture, to hold Josemaria and Filo del Sol. Josemaria was previously 100 per cent owned by Lundin Mining. Lundin Mining contributed its interest in the Josemaria deposit to the joint venture for a cash payment from BHP Vicuña released a Technical Assessment Report in February 2026 on the integrated Vicuña project, comprising Josemaria and Filo del Sol Vicuña received approval for the inclusion of the Josemaria and Filo del Sol deposits to Argentina's Incentive Regime for Large Investments ('RIGI') under the Long-Term Strategic Export Projects designation ('PEELP') in June 2026
Key permit conditions	Vicuña is subject to a range of permitting requirements, predominantly led by the Province of San Juan
Mine type & mineralisation style	Open-pit Porphyry-epithermal copper-gold-silver deposits
Power source	Power generated on-site
Processing plants and other available facilities	Two camps established on site to accommodate 2,300 people Administrative offices in the city of San Juan, San Juan Province, Argentina Vicuña corporate head office in Vancouver, British Columbia, Canada

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Iron ore mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 4.2 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location	
Samarco	Southeast Brazil Samarco mine: Mariana – Minas Gerais, 130 km southeast of Belo Horizonte Port: Anchieta – Espírito Santo, 520 km east of Belo Horizonte
Means of access	Public road Iron ore pellets exported via Samarco port facilities – Ubu Port
Type and amount of ownership	BHP Brasil Ltda. 50% Vale S.A. 50%
Operator	Samarco Mineração S.A.
Title, leases or options and acreage involved	Mining concessions granted by Brazilian Government subject to compliance with the mine plan Samarco recommenced iron ore pellet production in December 2020, having met licensing requirements to restart operations at its Germano complex in Minas Gerais and its Ubu complex in Espírito Santo Mining rights for approximately 1,605 hectares
History and stage of property	Production stage Production began at Germano mine in 1977 and at Alegria complex in 1992 Second pellet plant built in 1997 Third pellet plant, second concentrator and second pipeline built in 2008 Fourth pellet plant, third concentrator and third pipeline built in 2014
Key permit conditions	Samarco obtained an operating licence (LOC – Corrective Operating Licence) for the resumption of operations In June 2025, Samarco obtained the long-term licence. The licence encompasses planned expansion of the mining area as well as the development of new infrastructure for waste and tailings stacked disposal in piles, which allows the company to reach 100% production capacity, subject to investment approvals. A future licence will be required for the continuity of the business encompassing further tailings stacked disposal areas
Mine type & mineralisation style	Open-cut Martitic, specular, goethitic and magnetitic itabirites
Power source	Samarco holds interests in 2 hydroelectric power plants, which supply part of its electricity needs. The remainder is purchased from the free electricity market
Processing plants and other available facilities	Facilities currently operating include 2 concentrators, a system of tailings disposal combining a confined pit and filtration plant for dry stacking of sandy tailings, 1 pipeline, 2 pellet plants Nominal milling capacity 100 ktpd (for 2 concentrators) 400 km concentrate pipeline Port facilities at Anchieta (Espírito Santo)

Other mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 4.5 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location	
Jansen (under construction)	Province of Saskatchewan Approximately 140 km east of Saskatoon, Canada
Means of access	Public road Muriate of Potash (MOP) to be transported by rail to (i) the port at Westshore Terminal in Delta, British Columbia, Canada for export to offshore markets and (ii) points in Canada and United States for distribution to onshore markets
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Total area of the Jansen lease is approximately 1,150km² All surface lands have been acquired
History and stage of property	Development stage Stage 1 under construction Stage 2 in early stages of construction
Key permit conditions	Jansen potash project received Ministerial approval under the Saskatchewan Environmental Assessment Act Following approval, various federal, provincial and municipal permits have been or will be obtained for construction and operation of facilities
Mine type & mineralisation style	Underground The Lower Patience Lake (LPL) sub-member is the potash horizon targeted for Jansen. The LPL sub-member is a bedded evaporite composed of sylvite (KCl), halite (NaCl) with variable amounts of disseminated insoluble and clay seams
Power source	Electricity transmitted via BHP's 230 kV substation and upstream provincial power utility system
Processing plants and other available facilities	Mills, buildings and other facilities and infrastructure are under construction

208 **BHP** Annual Report 2026

2 Financial information summary

We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We publish our Consolidated Financial Statements in US dollars. All Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement information below has been derived from audited Financial Statements. For more information refer to the Financial Statements.

Some information in this section has been presented on a Continuing operations basis to exclude the contribution from Discontinued operations.

Year ended 30 June US$M	2026	2025	2024	2023	2022
Consolidated Income Statement					
Revenue	**58,760**	51,262	55,658	53,817	65,098
Profit from operations	**23,869**	19,464	17,537	22,932	34,106
Profit after taxation from Continuing operations	**13,026**	11,143	9,601	14,324	22,400
Profit/(loss) after taxation from Discontinued operations	**–**	–	–	–	10,655
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders (Attributable profit)	**9,833**	9,019	7,897	12,921	30,900
Profit after taxation from Continuing operations attributable to BHP shareholders	**9,833**	9,019	7,897	12,921	20,245
Dividends per ordinary share – paid during the period (US cents)	**133.0**	124.0	152.0	265.0	350.0
Dividends per ordinary share – determined in respect of the period (US cents)	**172.0**	110.0	146.0	170.0	325.0
In specie dividend on merger of Petroleum with Woodside (US cents)	**–**	–	–	–	386.4
Basic earnings per ordinary share (US cents)[1]	**193.6**	177.8	155.8	255.2	610.6
Diluted earnings per ordinary share (US cents)[1]	**193.2**	177.4	155.5	254.7	609.3
Basic earnings from Continuing operations per ordinary share (US cents)[1]	**193.6**	177.8	155.8	255.2	400.0
Diluted earnings from Continuing operations per ordinary share (US cents)[1]	**193.2**	177.4	155.5	254.7	399.2
Number of ordinary shares (million)[1]					
– At period end	**5,081**	5,076	5,072	5,066	5,062
– Weighted average	**5,078**	5,073	5,068	5,064	5,061
– Diluted	**5,089**	5,083	5,077	5,073	5,071
Consolidated Balance Sheet[2]					
Total assets	**121,387**	108,790	102,362	101,296	95,166
Net assets	**56,321**	52,218	49,120	48,530	48,766
Share capital (including share premium)	**5,179**	5,015	4,899	4,737	4,638
Total equity attributable to BHP shareholders	**50,923**	47,665	44,811	44,496	44,957
Consolidated Cash Flow Statement					
Net operating cash flows[3]	**21,778**	18,692	20,665	18,701	32,174
Capital and exploration expenditure[4,5]	**10,257**	9,794	9,273	7,083	7,545
Other financial information[5]					
Net debt	**8,694**	12,924	9,120	11,166	333
Underlying attributable profit	**13,204**	10,157	13,660	13,420	23,815
Underlying attributable profit – Continuing operations	**13,204**	10,157	13,660	13,420	21,319
Underlying EBITDA	**32,947**	25,978	29,016	27,956	40,634
Underlying EBIT	**26,640**	20,240	23,631	22,820	34,436
Underlying basic earnings per share (US cents)	**260.0**	200.2	269.5	265.0	470.6
Underlying basic earnings per share – Continuing operations (US cents)	**260.0**	200.2	269.5	265.0	421.2
Underlying return on capital employed (per cent)	**26.1**	20.6	27.2	28.8	48.7

1. For more information on earnings per share refer to Financial Statements note 7 'Earnings per share'.
2. The Consolidated Balance Sheet for comparative periods includes the associated assets and liabilities in relation to Blackwater and Daunia mines (disposed in FY2024), as IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' does not require the Consolidated Balance Sheet to be restated for comparative periods.
3. Net operating cash flows are after dividends received, net interest paid, proceeds and settlements of cash management related instruments, net taxation paid and includes Net operating cash flows from Discontinued operations.
4. Capital and exploration and evaluation expenditure is presented on a cash basis and represents purchases of property, plant and equipment plus exploration and evaluation expenditure from the Consolidated Cash Flow Statement and includes purchases of property, plant and equipment plus exploration and evaluation expenditure from Discontinued operations. Exploration and evaluation expenditure is capitalised in accordance with our accounting policies, as set out in Financial Statements note 11 'Property, plant and equipment'.
5. We use non-IFRS financial information to reflect the underlying performance of the Group. Underlying attributable profit, Underlying basic earnings per share and Underlying return on capital employed includes Continuing and Discontinued operations. Refer to OFR 8 for a reconciliation of non-IFRS financial information to their respective IFRS measure. Refer to OFR 8.1 for the definition and method of calculation of non-IFRS financial information. Refer to Financial Statements note 21 'Net debt' for the composition of Net debt.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 209

3 Financial information by commodity

Management believes the following financial information presented by commodity provides a meaningful indication of the underlying financial performance of the assets, including equity accounted investments, of each reportable segment. Information relating to assets that are accounted for as equity accounted investments is shown to reflect BHP's share, unless otherwise noted, to provide insight into the drivers of these assets.

For the purposes of this financial information, segments are reported on a statutory basis in accordance with IFRS 8/AASB 8 'Operating Segments'. The tables for each commodity include an 'adjustment for equity accounted investments' to reconcile the equity accounted results to the statutory segment results.

+ For a reconciliation of non-IFRS financial information to respective IFRS measures and an explanation as to the use of Underlying EBITDA in assessing our performance refer to **OFR 8**

+ For the definition and method of calculation of non-IFRS financial information refer to **OFR 8.1**

+ For more information as to the statutory determination of our reportable segments refer to **Financial Statements note 1 'Segment reporting'**

Year ended 30 June 2026 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit
Copper								
Escondida	17,054	12,440	11,265		15,126	2,121		
Pampa Norte[5]	2,857	1,560	1,075		5,654	866		
Antamina[6]	2,522	1,762	1,626		1,788	437		
Copper South Australia[7]	6,011	3,203	2,392		18,383	1,523		
Other[6]	113	(101)	(162)		2,518	293		
Total Copper from Group production	28,557	18,864	16,196	–	43,469	5,240		
Third-party products	2,996	68	68	–	–	–		
Total Copper	31,553	18,932	16,264	–	43,469	5,240	162	162
Adjustment for equity accounted investments[6]	(2,522)	(745)	(603)	–	–	(684)	(6)	(6)
Total Copper statutory result	29,031	18,187	15,661	–	43,469	4,556	156	156
Iron Ore								
Western Australia Iron Ore	23,726	14,667	12,479		22,361	3,048		
Samarco[8]	–	–	–		(4,874)	–		
Other	138	(139)	(166)		(368)	–		
Total Iron Ore from Group production	23,864	14,528	12,313	(365)	17,119	3,048		
Third-party products	19	1	1	–	–	–		
Total Iron Ore	23,883	14,529	12,314	(365)	17,119	3,048	122	77
Adjustment for equity accounted investments	–	–	–	–	–	–	–	–
Total Iron Ore statutory result	23,883	14,529	12,314	(365)	17,119	3,048	122	77
Coal								
BHP Mitsubishi Alliance	3,876	702	161		6,421	370		
New South Wales Energy Coal[9]	1,851	342	112		(300)	39		
Other	–	(100)	(130)		(17)	6		
Total Coal from Group production	5,727	944	143	–	6,104	415		
Third-party products	–	–	–	–	–	–		
Total Coal	5,727	944	143	–	6,104	415	28	13
Adjustment for equity accounted investments[9]	(137)	(112)	(85)	–	–	–	–	–
Total Coal statutory result	5,590	832	58	–	6,104	415	28	13
Group and unallocated items								
Potash	–	(326)	(328)		8,735	1,814	–	–
Western Australia Nickel[10]	245	(255)	(283)		(297)	–	12	12
Other[11]	11	(20)	(782)		(1,400)	16	90	89
Total Group and unallocated items	256	(601)	(1,393)	(2,406)	7,038	1,830	102	101
Inter-segment adjustment	–	–	–	–	–	–	–	–
Total Group	58,760	32,947	26,640	(2,771)	73,730	9,849	408	347

210 **BHP** Annual Report 2026

3 Financial information by commodity continued

Year ended 30 June 2025 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit
Copper								
Escondida	13,177	8,593	7,558		14,093	2,390		
Pampa Norte[5]	2,726	1,270	696		5,051	675		
Antamina[6]	1,562	1,002	827		1,661	395		
Copper South Australia[7]	4,655	1,936	1,247		17,337	1,205		
Other[6]	127	(100)	(174)		2,742	201		
Total Copper from Group production	22,247	12,701	10,154	–	40,884	4,866		
Third-party products	1,845	91	91	–	–	–		
Total Copper	24,092	12,792	10,245	–	40,884	4,866	142	142
Adjustment for equity accounted investments[6]	(1,562)	(466)	(289)	–	–	(474)	(3)	(3)
Total Copper statutory result	22,530	12,326	9,956	–	40,884	4,392	139	139
Iron Ore								
Western Australia Iron Ore	22,767	14,394	12,171		20,959	2,609		
Samarco[8]	–	–	–		(5,522)	–		
Other	124	(2)	(28)		(185)	8		
Total Iron Ore from Group production	22,891	14,392	12,143	(321)	15,252	2,617		
Third-party products	28	4	4	–	–	–		
Total Iron Ore	22,919	14,396	12,147	(321)	15,252	2,617	104	65
Adjustment for equity accounted investments	–	–	–	–	–	–	–	–
Total Iron Ore statutory result	22,919	14,396	12,147	(321)	15,252	2,617	104	65
Coal								
BHP Mitsubishi Alliance	3,422	591	101		6,536	402		
New South Wales Energy Coal[9]	1,773	303	193		(121)	106		
Other	–	(173)	(203)		(58)	17		
Total Coal from Group production	5,195	721	91	–	6,357	525		
Third-party products	–	–	–	–	–	–		
Total Coal	5,195	721	91	–	6,357	525	15	4
Adjustment for equity accounted investments[9]	(149)	(148)	(124)	–	–	–	–	–
Total Coal statutory result	5,046	573	(33)	–	6,357	525	15	4
Group and unallocated items								
Potash	–	(284)	(286)		8,524	1,642	1	1
Western Australia Nickel[10]	758	(589)	(589)		(210)	176	28	28
Other[11]	9	(444)	(955)		(2,020)	46	109	109
Total Group and unallocated items	767	(1,317)	(1,830)	(455)	6,294	1,864	138	138
Inter-segment adjustment	–	–	–	–	–	–	–	–
Total Group	51,262	25,978	20,240	(776)	68,787	9,398	396	346

1. Group profit before taxation comprised Underlying EBITDA of US$32,947 million (FY2025: US$25,978 million), exceptional items, depreciation, amortisation and impairments of US$9,078 million (FY2025: US$6,514 million) and net finance costs of US$1,455 million (FY2025: US$1,111 million).
2. Total revenue from energy coal sales, including BMA and NSWEC, was US$1,786 million (FY2025: US$1,652 million).
3. For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer OFR 8 'Non-IFRS financial information' in the Annual Report.
4. Excludes exceptional items relating to Net finance costs US$600 million and Income tax benefit US$ nil (FY2025: Net finance costs US$458 million and Income tax benefit US$96 million).
5. Includes Spence and Cerro Colorado. Cerro Colorado entered temporary care and maintenance in December 2023.
6. Antamina, SolGold (divested in March 2026), Vicuña and Resolution (the latter three included in Other) are equity accounted investments and their financial information presented above reflects BHP Group's share, with the exception of net operating assets that represents the Group's carrying value of investments accounted for using the equity method. Group and Copper level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the Copper segment, includes D&A, net finance costs and taxation expense of US$745 million (FY2025: US$466 million) related to equity accounted investments.
7. Includes Olympic Dam, Prominent Hill and Carrapateena.
8. Samarco is an equity accounted investment. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods and net operating assets represents predominantly the Group's carrying value of the provision related to the Samarco dam failure.
9. Includes Newcastle Coal Infrastructure Group (NCIG), an equity accounted investment, with financial information presented above reflecting BHP Group's share (except for net operating assets). Total Coal statutory results exclude NCIG's contribution, reflecting the remaining contractual term and expected future economic benefits.
10. Western Australia Nickel is comprised of the Nickel West operations and the West Musgrave project, both of which transitioned into temporary suspension in December 2024.
11. Other includes functions, other unallocated operations including legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

Operating and Financial Review | Sustainability Report | Governance | Financial Statements | Additional Information | 211

4 Production

The table below details production across our operations for the three years ended 30 June 2026, 2025 and 2024. Unless otherwise stated, production represents BHP's share of production from which profit is derived from our equity accounted investments. Production information for equity accounted investments is included to provide insight into the operational performance of these entities.

		BHP share of production[1]		
		Year ended 30 June		
	BHP interest %	2026	2025	2024
Copper[2]				
Payable metal in concentrate (kt)				
Escondida, Chile[3]	57.5	**1,046.8**	1,127.2	926.7
Pampa Norte, Chile[4]	100	**121.3**	150.6	150.3
Copper South Australia, Australia	100	**99.4**	101.9	106.3
Antamina, Peru[5]	33.75	**151.5**	118.9	143.9
Carajás, Brazil[6]	100	**6.8**	9.4	8.2
Total		**1,425.8**	1,508.0	1,335.4
Cathode (kt)				
Escondida, Chile[3]	57.5	**214.4**	177.7	198.6
Pampa Norte, Chile[4]	100	**91.3**	117.0	115.3
Copper South Australia, Australia	100	**221.3**	214.0	215.7
Total		**527.0**	508.7	529.6
Total copper (kt)		**1,952.8**	2,016.7	1,865.0
Lead				
Payable metal in concentrate (t)				
Antamina, Peru[5]	33.75	**1,279**	2,232	332
Total		**1,279**	2,232	332
Zinc				
Payable metal in concentrate (t)				
Antamina, Peru[5]	33.75	**96,127**	108,607	103,392
Total		**96,127**	108,607	103,392
Gold				
Payable metal in concentrate (troy oz)				
Escondida, Chile[3]	57.5	**159,454**	169,075	181,061
Pampa Norte, Chile[4]	100	**12,708**	12,980	13,280
Copper South Australia, Australia	100	**162,334**	172,565	163,061
Carajás, Brazil[6]	100	**5,541**	7,306	5,558
Total		**340,037**	361,926	362,960
Refined gold (troy oz)				
Copper South Australia, Australia	100	**231,025**	188,658	207,123
Total		**231,025**	188,658	207,123
Total gold (troy oz)		**571,062**	550,584	570,083
Silver				
Payable metal in concentrate (troy koz)				
Escondida, Chile[3]	57.5	**9,091**	6,858	5,446
Pampa Norte, Chile[4]	100	**1,290**	1,823	1,654
Copper South Australia, Australia	100	**802**	913	1,134
Antamina, Peru[5]	33.75	**5,588**	4,162	3,359
Total		**16,771**	13,756	11,593
Refined silver (troy koz)				
Copper South Australia, Australia	100	**1,100**	1,017	995
Total		**1,100**	1,017	995
Total silver (troy koz)		**17,871**	14,773	12,588
Uranium				
Payable metal in concentrate (t)				
Copper South Australia, Australia	100	**3,647**	3,154	3,603
Total		**3,647**	3,154	3,603
Molybdenum				
Payable metal in concentrate (t)				
Pampa Norte, Chile[4]	100	**883**	694	794
Antamina, Peru[5]	33.75	**368**	2,279	1,822
Total		**1,251**	2,973	2,616

212 **BHP** Annual Report 2026

4 Production continued

		BHP share of production[1]		
		Year ended 30 June		
	BHP interest %	**2026**	2025	2024
Iron Ore[7]				
Production (kt)				
Newman Joint Venture, Australia	85	**52,681**	54,218	58,102
Area C Joint Venture, Australia	85	**129,026**	119,110	105,868
Yandi Joint Venture, Australia	85	**12,590**	15,890	17,855
Jimblebar, Australia[8]	85	**62,580**	67,381	73,111
Total Western Australia Iron Ore		**256,877**	256,599	254,936
Samarco, Brazil[5]	50	**7,840**	*6,254*	4,748
Total iron ore		**264,717**	*262,853*	259,684
Steelmaking coal				
Production (kt)[9]				
Goonyella Riverside, Australia	50	**6,253**	5,837	6,434
Peak Downs, Australia	50	**4,838**	4,574	4,217
Saraji, Australia	50	**3,952**	4,073	3,287
Caval Ridge, Australia	50	**3,583**	3,526	3,252
Blackwater, Australia[10]	50	**0**	0	3,572
Daunia, Australia[10]	50	**0**	0	1,513
Total BHP Mitsubishi Alliance (BMA)		**18,626**	18,010	22,275
Total steelmaking coal		**18,626**	18,010	22,275
Energy coal				
Production (kt)				
New South Wales Energy Coal, Australia	100	**16,361**	15,036	15,368
Total energy coal		**16,361**	15,036	15,368
Nickel				
Saleable production (kt)				
Western Australia Nickel, Australia[11,12]	100	**0**	30.2	81.6
Total		**0**	30.2	81.6
Cobalt				
Saleable production (t)				
Western Australia Nickel, Australia[11,12]	100	**0**	450	734
Total		**0**	450	734

Throughout this table figures in italics indicate that this figure has been adjusted since it was previously reported.

1. BHP share of production includes the Group's share of production for which profit is derived from our equity accounted investments, unless otherwise stated.
2. Metal production is reported on the basis of payable metal.
3. Shown on 100 per cent basis. BHP interest in saleable production is 57.5 per cent.
4. The years ended 30 June 2026 and 30 June 2025 include production from Spence only. The year ended 30 June 2024 includes 11kt from Cerro Colorado, which entered temporary care and maintenance in December 2023.
5. For statutory financial reporting purposes, this is an equity accounted investment. We have included production numbers from our equity accounted investments as the level of production and operating performance from these operations impacts Underlying EBITDA of the Group. Our use of Underlying EBITDA is explained in OFR 5.3.
6. The divestment of Carajás was completed on 2 April 2026.
7. Iron ore production is reported on the basis of saleable product, which is wet metric tonnes (wmt) for WAIO and dry metric tonnes (dmt) for Samarco.
8. Presented on 100 per cent basis. BHP interest in saleable production is 85 per cent.
9. Steelmaking coal production is reported on the basis of saleable product. Production figures may include some thermal coal.
10. BHP completed the sale of the Blackwater and Daunia mines on 2 April 2024. Production reported until their divestment on 2 April 2024.
11. Nickel contained in matte and refined nickel metal, including briquette, powder, nickel sulphate and by-product streams.
12. Western Australia Nickel ramped down and entered temporary suspension in December 2024.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 213

5 Major projects

Outlined below includes a summary of our major projects. For more information refer to OFR 4 'Our assets'.

Jansen Stage 1 (JS1) is achieving its critical path milestones set in the updated January 2026 cost and schedule estimate, and first production remains on track for mid-CY2027.

In June 2026, BHP completed a detailed review of cost and schedule estimates for Stage 2 of the Jansen potash project (JS2) and confirmed that the total investment estimate for JS2 increased from US$4.9 billion to US$6.9 billion (including contingencies) with first production estimated in late-FY2031.

Given the higher forecast capital intensity for the Jansen project (including Stages 1 and 2 and potential future expansions), we recognised an impairment charge of US$2.3 billion (before and after tax) in FY2026 in relation to our investment to date in the Jansen project.

Jansen is a world class asset and is expected to operate at the low end of the cost curve when fully ramped up.

Commodity	Project and ownership	Project scope/capacity	Estimated project expenditure[1] US$M	First production target date	Progress
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa	Approximately 8,400 (including contingencies)	Mid-CY2027	Approved in August 2021; project is 84% complete
Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa	Approximately 6,900 (including contingencies)	Late-FY2031	Approved in October 2023; project is 16% complete

1. Includes: project capital expenditure, project operating expenditure, cost to construct right-of-use assets (i.e. Westshore port terminal and third-party rail line) and related contingencies.

214 BHP Annual Report 2026

6 Mineral Resources and Ore Reserves

Mineral Resources are estimates of material with reasonable prospects for eventual economic extraction from BHP's properties. Ore Reserves represent the economically mineable part of Measured and Indicated Mineral Resources. The estimation of reserves requires assumptions across technical and economic factors, including quantities and qualities, mining methods, processing recoveries, costs, market conditions, commodity prices and exchange rates. The Mineral Resources and Ore Reserves statement in this Annual Report has been prepared in accordance with the Australian Securities Exchange (ASX) Listing Rules Chapter 5 and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 Edition (JORC Code).

Sale price assumptions used in the estimates are based on supply and demand outlooks and current and long-term historical average price trends. The reported Ore Reserves are located within existing, permitted mining tenements. Mineral leases are of sufficient duration or have a reasonable expectation of renewal, to enable extraction in line with current life of mine schedules. Ore Reserves may include areas where additional approvals remain pending, where such approvals are expected to be obtained within the relevant schedule timeframe.

Declaration tables

- All Mineral Resources and Ore Reserves are reported in 100 per cent terms (unless otherwise stated) and represent estimates as at 30 June 2026.
- Tonnes are reported as dry metric tonnes (unless otherwise stated). Tonnes and grade/quality data have been rounded, so small differences may be present in the totals.
- The Measured and Indicated Mineral Resources are inclusive of Mineral Resources modified to produce the Ore Reserves.

Other reporting jurisdictions

The information contained in this Annual Report is expected to differ from that reported to the United States Securities and Exchange Commission (SEC) in our Annual Report on Form 20-F for the year ended 30 June 2026.

Mineral resources and mineral reserves reporting requirements for SEC filings in the United States are set forth in subpart 1300 of Regulation S-K (S-K 1300). S-K 1300 requires mineral resources to be reported exclusive of mineral reserves and both only for BHP's attributable interest. Differences in disclosure requirements pertaining to economic assumptions and assessment of reasonable prospects of economic extraction, result in further differences between the resources and reserves estimates presented in this document and those to be reported on Form 20-F.

Resources and reserves reported under the ASX Listing Rules and S-K 1300 differ in economic inputs, including commodity prices and cost assumptions. Estimates reported in accordance with the ASX Listing Rules and JORC Code are generally based on cost forecasts, internal long-term commodity price assumptions and current operating costs or costs derived from studies. S-K 1300 requires mineral resources and mineral reserves estimates to be based on a reasonable and justifiable commodity price selected by a qualified person which must provide a reasonable basis for establishing the prospects of economic extraction for mineral resources. Estimates reported in accordance with S-K 1300 are generally based on historical average costs and prices for producing assets or, for development projects, costs determined from first principles.

Accordingly, our resources and reserves reported on Form 20-F are not directly comparable with those reported here and should be read in context of the applicable reporting framework and the different reporting and disclosure requirements of the jurisdiction under which they are presented.

Assurance and verification

BHP has internal controls over our Mineral Resources and Ore Reserves estimation that are designed to produce reasonable and reliable estimates consistent with industry practice and regulatory requirements. The governance for our estimations operates at both asset and BHP Group level through our Resource Centre of Excellence, an internal assurance team independent of our Competent Persons and employees responsible for the estimations. The assets provide first line assurance through peer review and validation. The Resource Centre of Excellence provides assurance over processes implemented by the assets as they relate to Mineral Resources and Ore Reserves estimations and the compilation of estimates for reporting in accordance with the ASX Listing Rules and JORC Code (2012).

Our internal controls include quality assurance and quality control processes, standardised procedures and workflow processes, data governance and security, management approval, reconciliations, and internal and external reviews and audits.

Our internal requirements and standards support our governance over the estimation and reporting of Mineral Resources and Ore Reserves and provide technical guidance to assets. These internal requirements and standards are periodically reviewed and updated to align with industry practice and reporting regulations.

Exploration data controls relating to Mineral Resources and Ore Reserves estimations are managed by our operating assets with assurance provided by the Resource Centre of Excellence. These include procedures defining minimum requirements to support exploration and resource development programs, spatial and sampling quality including laboratory data quality checks, geological database reviews and back-up routines and technical peer review across data acquisition, integration and estimation.

Controls applied to Mineral Resources and Ore Reserves estimations include, but are not limited to:

- review and statistical analysis of source data prior to estimation
- peer review of the estimation inputs and estimation parameters
- visual and statistical validation against source data and reconciliation to previous models, operational models and production data where available
- peer review of classification including quantitative measures and qualitative considerations
- peer review of assumptions applied to convert resources to reserves
- independent audits or reviews of new or materially changed estimates

For non-operated assets in which we have an economic interest, the operator may have procedures and practices that differ from those we apply. BHP relies on information provided by the operator and may apply review and assurance procedures to the extent available under the relevant governance, ownership and operating arrangements. From time to time, we may undertake independent reviews of estimates prepared by the operator of non-operated assets.

Operating assets maintain internal risk registers addressing uncertainties in Mineral Resources and Ore Reserves estimates to inform future work programs or estimation updates. These may include, but are not limited to:

- areas of uncertainty in the estimates impacting local interpretations
- bulk density assumptions based on sample testwork or operational results
- metallurgical recovery assumptions based on testwork or plant performance
- changes in commodity prices, costs and exchange rate assumptions
- geotechnical and hydrogeological considerations impacting mining assumptions
- ore loss and dilution, mining selectivity and production rate assumptions
- cut-off value changes to meet product specifications
- changes in environmental, permitting and social licence to operate assumptions

Further to assurance activities by the assets specifically relating to the estimation of resources and reserves, the Resource Centre of Excellence with subject matter experts has developed standards and guidelines across BHP for reviewing and documenting the information supporting our Mineral Resources and Ore Reserves estimates, describing the methods used and verifying the reliability of such estimates. These activities are supported by the following controls:

- Mineral Resources and Ore Reserves reporting are required to follow BHP's standard procedures for public reporting in accordance with regulatory requirements.
- Annual risk reviews are conducted with Competent Persons and BHP employees on Mineral Resources and Ore Reserves to be reported. These reviews include year-on-year change impact assessments, reconciliation performance metrics for operating mines and control assessments for estimation inputs. Competent Persons prepare the information and supporting documentation relating to estimates which is evaluated for compliance with BHP's internal controls. Based on these reviews, recommendations for endorsement are provided to senior management for the use and reporting of the Mineral Resources and Ore Reserves.
- Periodic internal technical 'deep dive' assessments of Mineral Resources and Ore Reserves are conducted on a frequency informed by asset materiality and outcomes of the annual risk reviews.
- Management and close-out reviews are conducted for actions assigned to Competent Persons and BHP employees from the annual risk reviews and technical 'deep dive' assessments.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 215

- Assurance is undertaken over reporting documentation provided by Competent Persons for public release and over the management and verification of inputs into the BHP Resources and Reserves reporting database.

The Resource Centre of Excellence provides an annual update to the Risk and Audit Committee on assurance activities and changes relating to Mineral Resources and Ore Reserves, supporting the committee's oversight of the effectiveness of BHP's systems of internal control and risk management.

Inherent risks in the estimation of Mineral Resources and Ore Reserves

Estimated annual cash flows from future operations, production schedules, capital expenditure and operating costs, site closure costs, royalty and tax costs, valuation assumptions and interpretations of geological data may not be indicative of future results. Assumptions and interpretations used to estimate Mineral Resources and Ore Reserves may change over time, including where additional geological data generated during operations is not consistent with previously available data. As a result, estimates may change or require revision. No assurance can be given that Mineral Resources and Ore Reserves in this Annual Report will be recovered at the grade, quality or quantities presented.

There are inherent uncertainties in estimating Mineral Resources and Ore Reserves. Uncertainties that may materially impact estimates include, but are not limited to:

- changes to long-term commodity prices, market conditions, foreign exchange rates and other economic assumptions
- changes in geological interpretations, geological modelling, estimation parameters and techniques
- changes to metallurgical or process recovery assumptions that adversely affect production volumes, grades or qualities
- changes to mining method assumptions used to derive potentially mineable shapes for underground or open-pit mining
- changes to life of mine or production rate assumptions
- changes to dilution and mining recovery assumptions
- changes to cut-off grades
- changes to geotechnical, hydrogeological, hydrothermal or geothermal data
- changes to infrastructure supporting operations or site access
- changes to mineral, surface, water or other natural resources rights
- changes to royalty, taxes, environmental, permitting and social licence assumptions
- changes in capital or operating costs

Estimates of Mineral Resources are inherently uncertain and subject to further exploration and evaluation. Mineral Resources do not meet the modifying factors required to be classified as Ore Reserves, including engineering studies, legal or economic feasibility. Accordingly, no assurance can be given that Mineral Resources not included in Ore Reserves will be converted to Proved or Probable Ore Reserves.

This statement is based on and fairly represents information and supporting documentation compiled by Competent Persons (as defined in the JORC Code). At the time of reporting, each Competent Person has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person.

Each Competent Person listed is an employee of BHP, or a company in which BHP has a controlling interest (unless otherwise stated) and declare they have no interests that could reasonably be perceived by investors as a material conflict of interest. All Competent Persons are a Member or Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM), the Australian Institute of Geoscientists (AIG) or a Recognised Professional Organisation. Each Competent Person consents to the inclusion in this Annual Report of the matters based on their information in the form and context in which it appears.

Competent Persons

Copper	
Mineral Resources	Escondida: R Maureira (MAusIMM) employed by Minera Escondida Limitada
	Cerro Colorado and Spence: R Guerrero Roman (MAusIMM)
	Pampa Escondida, Pinta Verde and Chimborazo: E Mulet Cortes (MAusIMM) employed by Minera Escondida Limitada
	Resolution: DM Hlorgbe (RM SME), H Martin (MAusIMM) and AC Schwarz (RM SME) all employed by Resolution Copper Mining LLC
	Pantera: M Cortes (FAusIMM)
	Succoth: M Cortes (FAusIMM)
	Pedra Branca: M Cortes (FAusIMM)
	Carrapateena and Fremantle Doctor: S Light (MAusIMM)
	Prominent Hill: B Whittaker (MAusIMM)
	Olympic Dam and Oak Dam: M O'Hare (MAusIMM)
	Filo del Sol: L Evans (P.Eng., PEO) employed by SLR Consulting (Canada) Ltd
	Josemaria: P Daigle (P.Geo., PGO) employed by AGP Mining Consultants Inc. and S Horan (P.Geo., PGO) employed by Resource Modeling Solutions Ltd
	Antamina: A Maque (FAusIMM) employed by Compañía Minera Antamina S.A.
Ore Reserves	Escondida: C Bustos (MAusIMM) employed by Minera Escondida Limitada
	Spence: M José Yrrarazaval (MAusIMM)
	Pedra Branca: M Cortes (FAusIMM)
	Carrapateena: S Mariager (MAusIMM)
	Prominent Hill: C Warren (MAusIMM)
	Olympic Dam: N Kinthada (MAusIMM)
	Antamina: F Angeles Beron (P.Eng., PEGBC) employed by Compañía Minera Antamina S.A.
Iron Ore	
Mineral Resources	WAIO: C Allison (MAusIMM), E Maidens (MAIG), W Patton (MAusIMM)
	Samarco: L Bonfioli (MAusIMM) employed by Samarco Mineração S.A.
Ore Reserves	WAIO: P Chhajer (MAusIMM-CP), R Fuentes Acosta (MAusIMM), T Cockerill (MAusIMM)
	Samarco: E Baeta (MAusIMM) employed by Samarco Mineração S.A.
Coal	
Coal Resources	Goonyella Complex: D James (MAusIMM)
	Peak Downs: J L Young (MAusIMM)
	Caval Ridge: C Williams (MAusIMM-CP)
	Saraji: R Saha (MAusIMM)
	Saraji South: J Robin (MAusIMM)
	Mt Arthur Coal: J James (MAusIMM)
Coal Reserves	Goonyella Complex: G Bustos (MAusIMM-CP) and D Walker (MAusIMM)
	Peak Downs: V Grajdan (MAusIMM)
	Caval Ridge: G Munro (MAusIMM)
	Saraji and Saraji South: N Mohtaj (MAusIMM)
	Mt Arthur Coal: D Perkins (MAusIMM)
Potash	
Mineral Resources	Jansen: M Sheetka (P.Geo., APEGS)
Ore Reserves	Jansen: J Sondergaard (MAusIMM)
Nickel	
Mineral Resources	Leinster, Mt Keith, Yakabindie, Honeymoon Well, Jericho: M Baudin (MAusIMM)
	Nebo and Babel: P Ormond (MAusIMM)
Annual Report compilation	J Binoir (FAusIMM-CP), Resource Centre of Excellence – BHP

216 BHP Annual Report 2026 6 Mineral Resources and Ore Reserves continued Copper Mineral Resources As at 30 June 2026 Measured Resources Indicated Resources Commodity deposit1 Material type Mt %Cu ppmMo g/tAu g/tAg Mt %Cu ppmMo g/tAu g/tAg Copper operations Escondida2 Oxide 70 0.55 – – – 13 0.53 – – –Mixed 40 0.47 – – – 36 0.48 – – –Sulphide 4,710 0.56 – – – 3,990 0.53 – – –Cerro Colorado3 Oxide 73 0.60 – – – 111 0.62 – – –Supergene Sulphide 56 0.58 – – – 99 0.58 – – –Transitional Sulphide 92 0.45 – – – 118 0.42 – – –Hypogene Sulphide 256 0.40 – – – 602 0.36 – – –Spence4 Oxide 4.5 0.54 – – – 1.6 0.58 – – –Supergene Sulphide 66 0.54 – – – 29 0.46 – – –Transitional Sulphide 8.6 0.49 80 – – 0.3 0.41 30 – –Hypogene Sulphide 696 0.45 160 – – 674 0.43 130 – –Copper projects Pampa Escondida Sulphide 294 0.53 – 0.07 – 1,150 0.55 – 0.10 –Pinta Verde Oxide 101 0.59 – – – 64 0.52 – – –Sulphide – – – – – 23 0.50 – – –Chimborazo Sulphide – – – – – 135 0.50 – – –Resolution5 Sulphide – – – – – 724 1.89 420 – 4 Pantera6 OC Sulphide – – – – – – – – – –Succoth OC Sulphide – – – – – 61 0.57 – – – Copper gold operations Mt %Cu g/tAu g/tAg Mt %Cu g/tAu g/tAg Pedra Branca6 UG Sulphide – – – – – – – –Carrapateena UG Sulphide 130 0.98 0.41 4 470 0.61 0.26 3 Prominent Hill7 UG Sulphide 49 1.19 0.62 3 49 0.96 0.93 3 SP Sulphide – – – – – – – –Copper gold projects Oak Dam UG Sulphide – – – – – – – –Fremantle Doctor UG Sulphide – – – – – – – –Filo del Sol8 Sulphide – – – – 1,730 0.46 0.34 6 Copper Oxide – – – – 467 0.32 0.27 3 Gold Oxide – – – – 301 – 0.25 3 Silver Oxide – – – – 71 0.36 0.36 120 Josemaria Sulphide 648 0.33 0.25 1 961 0.25 0.15 1 Copper uranium gold operation Mt %Cu kg/tU3O8 g/tAu g/tAg Mt %Cu kg/tU3O8 g/tAu g/tAg Olympic Dam9 OC Sulphide 3,990 0.63 0.20 0.33 1 3,400 0.58 0.20 0.24 1 UG Sulphide 840 1.59 0.47 0.62 3 540 1.56 0.45 0.57 3 Copper zinc operation Mt %Cu %Zn g/tAg ppmMo Mt %Cu %Zn g/tAg ppmMo Antamina10 Sulphide Cu only 285 0.75 0.11 8 230 345 0.85 0.14 9 260 Sulphide Cu-Zn 60 0.90 1.70 20 90 154 1.04 1.80 19 80 UG Sulphide Cu only – – – – – – – – – –UG Sulphide Cu-Zn – – – – – – – – – – Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 217 As at 30 June 2025 Inferred Resources Total Resources BHP Total Resources interest Mt %Cu ppmMo g/tAu g/tAg Mt %Cu ppmMo g/tAu g/tAg % Mt %Cu ppmMo g/tAu g/tAg 2.0 0.51 – – – 84 0.54 – – – 57.5 98 0.57 – – – 20 0.45 – – – 96 0.46 – – – 104 0.47 – – –9,060 0.53 – – – 17,800 0.55 – – – 17,900 0.55 – – –7.6 0.54 – – – 192 0.61 – – – 100 187 0.62 – – – 21 0.62 – – – 176 0.59 – – – 167 0.59 – – – 20 0.40 – – – 230 0.43 – – – 205 0.43 – – –749 0.35 – – – 1,610 0.36 – – – 1,700 0.36 – – – – – – – – 6.1 0.55 – – – 100 12 0.56 – – –0.3 0.44 – – – 95 0.52 – – – 96 0.50 – – – – – – – – 8.9 0.49 80 – – 13 0.57 80 – –679 0.41 90 – – 2,050 0.43 130 – – 2,190 0.42 120 – – 5,400 0.44 – 0.04 – 6,840 0.46 – 0.06 – 57.5 6,840 0.46 – 0.06 – 15 0.54 – – – 180 0.56 – – – 57.5 183 0.56 – – – 37 0.45 – – – 60 0.47 – – – 60 0.47 – – – 80 0.60 – – – 215 0.54 – – – 57.5 215 0.54 – – –1,130 1.28 310 – 3 1,860 1.52 350 – 3 45 – – – – – – – – – – – – – – – – 36 1.14 – 0.14 – 57 0.52 – – – 120 0.54 – – – 100 120 0.54 – – –Mt %Cu g/tAu g/tAg Mt %Cu g/tAu g/tAg Mt %Cu g/tAu g/tAg – – – – – – – – – 26 1.38 0.41 –310 0.28 0.14 2 900 0.55 0.24 3 100 910 0.55 0.24 3 47 0.88 1.18 2 145 1.01 0.90 3 100 144 1.00 0.84 3 – – – – – – – – 1.7 0.13 0.58 0.4 1,340 0.66 0.33 – 1,340 0.66 0.33 – 100 1,340 0.66 0.33 –100 0.51 0.33 1 100 0.51 0.33 1 100 100 0.51 0.33 1 8,720 0.34 0.18 3 10,500 0.36 0.21 3 50 7,270 0.40 0.23 4 431 0.23 0.20 2 898 0.28 0.24 2 765 0.30 0.25 2 711 – 0.18 3 1,010 – 0.20 3 961 – 0.23 3 95 0.08 0.14 35 166 0.20 0.23 71 149 0.22 0.27 60 683 0.22 0.11 1 2,290 0.26 0.17 1 50 2,382 0.26 0.16 1 Mt %Cu kg/tU3O8 g/tAu g/tAg Mt %Cu kg/tU3O8 g/tAu g/tAg Mt %Cu kg/tU3O8 g/tAu g/tAg 2,850 0.58 0.20 0.22 1 10,240 0.60 0.20 0.27 1 100 10,160 0.60 0.20 0.26 1 210 1.44 0.42 0.63 3 1,590 1.56 0.46 0.60 3 1,550 1.56 0.46 0.60 3 Mt %Cu %Zn g/tAg ppmMo Mt %Cu %Zn g/tAg ppmMo Mt %Cu %Zn g/tAg ppmMo 627 0.84 0.14 8 230 1,260 0.82 0.13 8 240 33.75 1,200 0.85 0.13 8 240 148 1.04 1.61 16 90 362 1.02 1.71 18 80 424 1.01 1.70 18 80 361 1.12 0.18 11 180 361 1.12 0.18 11 180 282 1.23 0.20 11 170 119 1.12 1.43 16 60 119 1.12 1.43 16 60 150 1.11 1.50 15 60

218 BHP Annual Report 2026 6 Mineral Resources and Ore Reserves continued Copper Mineral Resources continued Footnotes related to Copper Mineral Resources and Ore Reserves: 1. Cut-off criteria: Deposit Material type Mineral Resources Ore Reserves Escondida Oxide ≥ 0.20%SCu - Full SaL—Variable cut-off grade (VCOG): oxide ≥ 0.20%SCu and sulphide ≥0.30%Cu. Mixed ≥ 0.30%Cu - Sulphide ≥0.25%Cu or ≥0.30%Cu depending on processing ≥ 0.30%Cu and greater than VCOG of the concentrator. Sulphide ore is processed in the concentrator plants as a result of an optimised mine plan with consideration of technical and economical parameters to maximise net present value. Sulphide Leach—≥ 0.25%Cu and lower than VCOG and with >30% of copper carried by more leachable copper minerals. Sulphide Leach ore is processed by dump leaching as an alternative to the concentrator process. Cerro Colorado Oxide and Supergene ≥ 0.25%Cu -Sulphide Transitional Sulphide and ≥ 0.20%Cu -Hypogene Sulphide Spence All material types ≥ 0.20%Cu Variable depending on period analysed, always > 0.20%CuT Pampa Escondida Sulphide ≥ 0.30%Cu -Pinta Verde Oxide ≥ 0.20%SCu -Sulphide ≥ 0.30%Cu -Chimborazo Sulphide ≥ 0.30%Cu -Resolution Sulphide Material within a potential block caving volume defined by -≥ 1%Cu including some diluting material (< 1%Cu) within the block cave volume. Succoth OC Sulphide NSR ≥ A$19/t representing mill limited break-even cut-off -inclusive of processing, ore re-handling and material handling costs. Carrapateena UG Sulphide NSR ≥ A$25/t defining a continuous volume of material NSR ≥ A$43/t for block cave, NSR ≥ A$60-110/t (varies by block) for potentially mineable by block cave. sublevel cave. Prominent Hill UG Sulphide NSR ≥ A$95/t being life of mine break-even cut-off excluding NSR ≥ A$99/t offsite overheads. Oak Dam UG Sulphide Material within a potential block caving volume defined by -≥ 0.2%Cu. Fremantle Doctor UG Sulphide NSR ≥ A$25/t defining a continuous volume of material -potentially mineable by block cave. Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 219 Deposit Material type Mineral Resources Ore Reserves Filo del Sol Sulphide NSR ≥ US$9.84/t incorporating metallurgical recoveries -of 78% Cu, 62% Au, and 62% Ag. Copper Oxide NSR ≥ US$16.58/t incorporating metallurgical recoveries -of 67% Cu, 63% Au, and 78% Ag. Gold Oxide NSR ≥ US$10.68/t incorporating metallurgical recoveries -of 73% Au and 63% Ag. Silver Oxide NSR ≥ US$16.58/t incorporating metallurgical recoveries -of 67% Cu, 63% Au, and 78% Ag. Josemaria Sulphide NSR ≥ US$9.59/t incorporating metallurgical recoveries -of 82% Cu, 60% Au and 56% Ag. Olympic Dam OC Sulphide Variable between 0.1%Cu and 0.3%Cu. - UG Sulphide Variable between 0.6%Cu and 1.0%Cu. Variable between 1.0% and 1.7%Cu Low-grade – ≥ 0.6%Cu Antamina Sulphide Cu only Net Value per Concentrator Hour ≥ US$0/h incorporating all Net Value per Concentrator Hour ≥ US$6,000/h incorporating material revenue and cost factors and includes metallurgical all material revenue and cost factors and includes metallurgical recovery (c.f. footnote 13), approximately equivalent to recovery (c.f. footnote 13), approximately equivalent to 0.16%Cu, 0.16%Cu, 2.1g/tAg, 90ppmMo at 7,055t/h mill throughput. 2.1g/tAg, 140ppmMo at 7,032t/h mill throughput. Sulphide Cu-Zn Net Value per Concentrator Hour ≥ US$0/h incorporating all Net Value per Concentrator Hour ≥ US$6,000/h incorporating material revenue and cost factors and includes metallurgical all material revenue and cost factors and includes metallurgical recovery (c.f. footnote 13), approximately equivalent to recovery (c.f. footnote 13), approximately equivalent to 0.08%Cu, 0.08%Cu, 0.60%Zn, 8.7g/tAg at 6,286t/h mill throughput. 0.77%Zn, 2.5g/tAg at 6,284t/h mill throughput. UG Sulphide Cu only NSR ≥ US$58.7/t and only considering sub-level stoping -mining, approximately equivalent to 0.74%Cu, 7.3g/tAg and 190ppmMo. Predicted metallurgical recoveries: 92% Cu, 0% Zn, 79% Ag and 45% Mo. UG Sulphide Cu-Zn NSR ≥ US$58.7/t and only considering sub-level stoping -mining, approximately equivalent to 0.59%Cu, 1.00%Zn and 7.3g/tAg. Predicted metallurgical recoveries: 83% Cu, 83% Zn, 63% Ag and 0% Mo. 2. Escondida – Decrease in Oxide and Mixed material types due to depletion. 3. Cerro Colorado – Remained on care and maintenance, overall decrease due to modifying factors and cost inputs. 4. Spence – Overall decrease due to updated modifying factors and depletion. 5. Resolution – First-time reporting. 6. Pantera and Pedra Branca – Divested in FY26. 7. Prominent Hill – SP Sulphide was fully depleted. 8. Filo del Sol – Increase for all material types due to updated resource estimate informed by additional drilling. Reported as part of BHP Financial Results for the half year ended 31 December 2025. 9. Olympic Dam – Increase in Measured and Indicated and decrease in Inferred UG Sulphide due to updated resource estimate informed by additional drilling and depletion. 10. Antamina – Overall changes for all material types due to updated resource estimate informed by additional drilling, modifying factors, price and cost inputs and depletion.

220 BHP Annual Report 2026 6 Mineral Resources and Ore Reserves continued Copper Ore Reserves As at 30 June 2026 Proved Reserves Probable Reserves Commodity deposit1,11,12 Material type Mt %Cu ppmMo Mt %Cu ppmMo Copper operations Escondida13,15 Full SaL 146 0.83 – 34 0.61 –Sulphide 3,090 0.60 – 1,400 0.54 –Sulphide Leach 1,170 0.38 – 237 0.37 –Spence13,14,16 Oxide 3.1 0.53 – 0.2 0.78 –Supergene Sulphide 28 0.60 – 31 0.52 –Transitional Sulphide 4.2 0.42 131 0.4 0.46 105 Hypogene Sulphide 302 0.57 188 503 0.50 149 Copper gold operations Mt %Cu g/tAu g/tAg Mt %Cu g/tAu g/tAg Pedra Branca17 UG Sulphide – – – – – – – –Carrapateena13 UG Sulphide – – – – 157 1.01 0.41 4 Prominent Hill13,18 UG Sulphide 30 1.00 0.58 2 31 0.88 0.72 2 SP Sulphide – – – – – – – – Copper uranium gold operation Mt %Cu kg/tU3O8 g/tAu g/tAg Mt %Cu kg/tU3O8 g/tAu g/tAg Olympic Dam13 UG Sulphide 355 1.89 0.59 0.72 4 254 1.68 0.53 0.62 3 Low-grade – – – – – 44 0.83 0.28 0.34 2 Copper zinc operation Mt %Cu %Zn g/tAg ppmMo Mt %Cu %Zn g/tAg ppmMo Antamina13,19 Sulphide Cu only 200 0.78 0.11 8 260 170 0.92 0.15 9 300 Sulphide Cu-Zn 46 1.01 1.83 19 100 89 1.08 1.90 20 80 11. Approximate drill-hole spacings used to classify the reserves were: Deposit Proved Reserves Probable Reserves Escondida Full SaL: 30m x 30m Full SaL: 45m x 45m Sulphide: 50m x 50m Sulphide: 90m x 90m Sulphide Leach: 60m x 60m Sulphide Leach: 115m x 115m Spence Oxide 50m x 50m All material types: 120m x 120m Supergene, Transitional, and Hypogene Sulphide: 70m x 70m Carrapateena – 25m to 100m Prominent Hill <35m 35m to 75m Olympic Dam 20m to 35m 35m to 70m Antamina 25m to 55m 40m to 80m 12. Ore delivered to process plant. 13. Metallurgical recoveries for the operations were: Deposit Metallurgical recovery Escondida Full SaL: 76% Sulphide: 85% Sulphide Leach: 42% Spence (leaching) Oxide: Cu 76% Supergene Sulphide: Cu 78% Transitional Sulphide: Cu 47%, Mo 0% Carrapateena Cu 92%, Au 77%, Ag 74% Prominent Hill UG Sulphide: Cu 91%, Au 72%, Ag 69% Olympic Dam Cu 94%, U3O8 65%, Au 71%, Ag 63% Antamina Sulphide Cu only: Cu 92%, Zn 0%, Ag 79%, Mo 45% Sulphide Cu-Zn: Cu 83%, Zn 83%, Ag 63%, Mo 0% 14. Metallurgical recoveries based on testwork: Deposit Metallurgical recovery Spence (concentrator) Transitional Sulphide and Hypogene Sulphide: Cu 83%, Mo 48% 15. Escondida – Decrease in Full SaL due to depletion. 16. Spence – Increase in Hypogene due to mine life optimisation, decrease in all other material types due to depletion and cost inputs partially offset by updated modifying factors and price inputs. 17. Pedra Branca – Divested in FY26. 18. Prominent Hill – Increase in UG Sulphide due to updated resource estimate informed by additional drilling and updated modifying factors partially offset by depletion. SP Sulphide was fully depleted. 19. Antamina – Decrease due to depletion partially offset by updated resource estimate informed by additional drilling and updated modifying factors, price and cost inputs.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 221 As at 30 June 2025 Total Reserves BHP Total Reserves interest Mt %Cu ppmMo % Mt %Cu ppmMo 180 0.79 – 57.5 200 0.78 –4,490 0.58 – 4,630 0.59 –1,410 0.38 – 1,450 0.38 –3.3 0.55 – 100 9.8 0.54 – 59 0.56 – 66 0.54 –4.6 0.42 129 7.5 0.53 120 805 0.53 163 745 0.53 160 Mt %Cu g/tAu g/tAg Mt %Cu g/tAu g/tAg – – – – – 3.8 1.83 0.49 –157 1.01 0.41 4 100 162 1.02 0.42 4 61 0.94 0.65 2 100 46 0.97 0.68 2 – – – – 1.7 0.13 0.58 0.4 Mt %Cu kg/tU3O8 g/tAu g/tAg Mt %Cu kg/tU3O8 g/tAu g/tAg 609 1.80 0.56 0.68 4 100 591 1.82 0.57 0.68 4 44 0.83 0.28 0.34 2 43 0.84 0.28 0.34 2 Mt %Cu %Zn g/tAg ppmMo Mt %Cu %Zn g/tAg ppmMo 370 0.84 0.13 9 280 33.75 375 0.86 0.13 9 290 135 1.06 1.87 19 90 151 1.06 1.90 19 90

222 BHP Annual Report 2026 6 Mineral Resources and Ore Reserves continued Iron Ore Mineral Resources As at 30 June 2026 Measured Resources Indicated Resources Commodity Material deposit1,2 type Mt %Fe %P %SiO %Al O %LOI Mt %Fe %P %SiO %Al O %LOI 2 2 3 2 2 3 Iron ore operations WAIO3,4,5,6 BKM 3,150 60.6 0.14 4.6 2.6 5.4 5,780 59.5 0.14 5.4 2.5 6.2 CID 140 55.9 0.05 6.0 2.2 11.3 300 57.1 0.07 5.8 2.0 10.1 DID – – – – – – 190 62.0 0.06 3.5 3.3 3.5 MM 1,690 61.1 0.07 3.6 1.8 6.4 1,400 59.6 0.06 4.8 2.2 6.9 Brazil Mt %Fe %Pc Mt %Fe %Pc Samarco ROM 2,990 39.3 0.05 1,720 37.7 0.05 Ore Reserves As at 30 June 2026 Proved Reserves Probable Reserves Commodity Material deposit1,7 type Mt %Fe %P %SiO %Al O %LOI Mt %Fe %P %SiO %Al O %LOI 2 2 3 2 2 3 Iron ore operations WAIO3,4,8,9,10,11 BKM 1,290 62.1 0.13 3.5 2.3 4.8 1,210 61.3 0.13 3.9 2.4 5.3 MM 920 61.9 0.06 3.2 1.7 6.1 630 60.4 0.06 4.2 2.0 6.7 Brazil Mt %Fe %Pc Mt %Fe %Pc Samarco1,7,12 ROM 215 42.4 0.06 582 42.8 0.05 1. The Mineral Resources and Ore Reserves qualities listed refer to in-situ mass percentage on a dry weight basis. Wet tonnes are reported for WAIO and Samarco, including moisture contents for WAIO: BKM - Brockman 3%, CID – Channel Iron Deposits 8%, DID – Detrital Iron Deposits 4%, MM – Marra Mamba 4% and Samarco: ROM 6.5%. 2. A single cut-off grade was applied in WAIO per deposit ranging from 50-58%Fe with an additional threshold of <6%Al2O3 applied to DID material type. For Samarco the cut-off grade was > 22%Fe. 3. WAIO – Mineral Resources and Ore Reserves are reported on a Pilbara basis by material type and in line with blended lump and fines products reflecting our single logistics chain and associated management system. 4. WAIO – BHP interest is reported as Pilbara Ore Reserves tonnes weighted average across all joint ventures which can vary from year to year. BHP ownership varies between 85% and 100%. 5. WAIO – Mineral Resources are restricted to areas which have been identified for inclusion based on a risk assessment, including heritage sites. 6. WAIO – Decrease in CID material type due to updated economic assessment, increase in DID material type due to updated resource estimate informed by additional drilling. Steelmaking Coal Coal Resources As at 30 June 2026 Measured Resources Indicated Resources Commodity Mining deposit1,2,3 method Coal type Mt %Ash %VM %S Mt %Ash %VM %S Metallurgical coal operations BMA Goonyella Complex OC Met 423 21.5 20.5 0.54 10 23.0 23.0 0.53 UG Met 1,748 23.9 19.7 0.50 404 22.6 19.3 0.56 Peak Downs OC Met 937 25.7 17.2 0.63 548 26.4 17.1 0.74 Caval Ridge OC Met 352 30.4 19.3 0.61 82 29.6 20.1 0.66 Saraji OC Met 1,090 23.8 16.3 0.68 453 25.4 15.8 0.74 UG Met 1 26.8 15.2 0.65 74 21.8 15.4 0.61 Saraji South4 OC Met 291 24.4 16.6 0.67 97 25.9 15.0 0.66 1. Tonnages are reported on an in-situ moisture basis and raw coal qualities are reported on an air-dried basis. 2. Increase in Ash and S and decrease in VM due to change in coal quality reporting from clean coal basis for FY25 to raw coal analysis for FY26 with no impact to reporting of tonnes. The change eliminates yield assumption ambiguity and clearly differentiates in-situ Coal Resource Qualities from Marketable Coal Reserve Qualities. 3. Cut-off criteria: Deposit Mining method Coal Resources Coal Reserves Goonyella Complex OC ≥ 0.5 m seam thickness, coke yield ≥50% and ≤35% raw ash ≥ 0.5m seam thickness UG ≥ 2.0 m seam thickness, coke yield ≥50% and ≤35% raw ash ≥ 3.5m seam thickness Peak Downs OC ≥ 0.4m seam thickness and ≤35% raw ash ≥ 0.4m seam thickness Caval Ridge OC ≥ 0.3m seam thickness and coke yield ≥30% ≥ 0.4m seam thickness Saraji OC ≥ 0.5m seam thickness, coke yield ≥50% and ≤50% raw ash ≥ 0.5m seam thickness UG ≥ 2.0m seam thickness, coke yield ≥50% and ≤50% raw ash –Saraji South OC ≥ 0.5m seam thickness, coke yield ≥50% and ≤50% raw ash ≥ 0.5m seam thickness 4. Saraji South – Decrease in Indicated and Inferred Resources and increase in Measured Resource was due to updated classification.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 223 As at 30 June 2025 Inferred Resources Total Resources BHP Total Resources interest Mt %Fe %P %SiO2 %Al2O3 %LOI Mt %Fe %P %SiO2 %Al2O3 %LOI % Mt %Fe %P %SiO2 %Al2O3 %LOI 9,910 59.1 0.14 5.5 2.6 6.7 18,840 59.4 0.14 5.3 2.6 6.3 85 19,700 59.3 0.14 5.5 2.6 6.3 940 54.8 0.06 6.7 3.0 11.2 1,370 55.4 0.06 6.4 2.7 10.9 1,520 55.2 0.06 6.6 2.7 10.9 130 60.0 0.06 4.5 4.1 4.8 310 61.2 0.06 3.9 3.6 4.0 290 61.3 0.06 3.9 3.5 4.0 4,040 59.4 0.07 4.9 2.3 7.1 7,130 59.8 0.07 4.6 2.2 6.9 7,260 59.8 0.07 4.6 2.2 6.9 Mt %Fe %Pc Mt %Fe %Pc Mt %Fe %Pc 420 37.4 0.06 5,130 38.6 0.05 50 5,160 38.6 0.05 As at 30 June 2025 Total Reserves BHP Total Reserves interest Mt %Fe %P %SiO2 %Al2O3 %LOI % Mt %Fe %P %SiO2 %Al2O3 %LOI 2,500 61.7 0.13 3.7 2.4 5.0 85 2,440 62.0 0.13 3.5 2.3 4.8 1,540 61.3 0.06 3.6 1.8 6.3 1,610 61.7 0.06 3.2 1.7 6.3 Mt %Fe %Pc Mt %Fe %Pc 797 42.7 0.05 50 826 42.7 0.06 7. Approximate drill-hole spacings used to classify the reserves were: Deposit Proved Reserves Probable Reserves WAIO 50m x 50m 150m x 50m Samarco 100m x 100m 200m x 200m 8. WAIO – Recovery was 100% for all material types (tonnage basis). 9. WAIO – Iron ore is marketed for WAIO as Lump (direct blast furnace feed) and Fines (sinter plant feed). 10. WAIO – Cut-off grades used to estimate Ore Reserves range from 50–62%Fe for all material types. Ore delivered to process facility. 11. WAIO – Ore Reserves are located on State Agreement mining leases that guarantee the right to mine. Additional regulatory approvals are required prior to mining operations. Included in the Ore Reserves are selected areas where one or more approvals remain outstanding, but where, based on technical investigations, company knowledge and experience we expect that such approvals will be obtained as part of the normal course of business and within the time frame required by the current mine schedule. 12. Samarco – Increase in Proved Reserves and corresponding decrease in Probable Reserves due to environmental licence approval. As at 30 June 2025 Inferred Resources Total Resources BHP Total Resources interest Mt %Ash %VM %S Mt %Ash %VM %S % Mt %Ash %VM %S 11 27.6 22.4 0.63 444 21.7 20.6 0.54 50 455 9.0 22.1 0.52 521 21.9 18.6 0.56 2,675 23.4 19.4 0.53 2,680 9.7 20.0 0.52 310 26.8 17.8 0.90 1,795 26.1 17.3 0.71 50 1,810 11.3 19.3 0.64 43 31.7 19.3 0.64 477 30.4 19.4 0.62 50 488 12.3 22.3 0.58 500 25.9 15.5 0.73 2,044 24.6 15.9 0.71 50 2,060 10.4 17.2 0.67 93 24.5 15.5 0.73 169 23.3 15.4 0.68 169 9.3 16.2 0.56 48 27.2 14.5 0.70 436 25.1 16.0 0.67 50 437 9.7 17.2 0.70

224 BHP Annual Report 2026 6 Mineral Resources and Ore Reserves continued Steelmaking Coal Coal Reserves As at 30 June 2026 Proved Probable Proved Probable Total Marketable Marketable Reserves Reserves Reserves Reserves Reserves Commodity Mining deposit3,5,6,7,8,9 method Coal type Mt Mt Mt Mt Mt Metallurgical coal operations BMA Goonyella Complex10 OC Met 422 9.7 432 307 6.7 UG Met 19 – 19 14 –Peak Downs11 OC Met 607 230 837 343 126 Caval Ridge12 OC Met 185 38 223 101 21 Saraji13 OC Met 226 19 245 141 10 Saraji South OC Met 51 2.3 53 33 1.2 5. Tonnages are reported on an in-situ moisture basis. Coal qualities are for a potential product on an air-dried basis. 6. Geophysically logged, laboratory analysed, cored drillholes with a coal sample linear recovery greater than 90% are used to classify Coal Reserves. Drill-hole spacings vary between seams and geological domains, as determined by geostatistical analysis where possible. The range of maximum drill-hole spacings used to classify the Coal Reserves were: Deposit Proved Reserves Probable Reserves Goonyella Complex 900m to 1,250m 1,750m to 2,400m Peak Downs 200m to 2,250m 400m to 4,300m Caval Ridge 300m to 1,750m 550m to 2,950m Saraji 350m to 1,800m 700m to 3,450m Saraji South 500m to 2,650m 1,000m to 4,200m 7. Product recoveries for the operations were: Deposit Product recovery Goonyella Complex 73% OC, 74% UG Peak Downs 56% Caval Ridge 54% Saraji 62% Saraji South 64% Energy Coal Coal Resources As at 30 June 2026 Measured Resources Indicated Resources Commodity Mining Coal Kcal/ Kcal/ deposit1,2 method type Mt %Ash %VM %S kg CV Mt %Ash %VM %S kg CV Energy coal operation Mt Arthur Coal3 OC Th 60 19.3 29.2 0.61 6,200 26 18.5 30.0 0.55 6,260 Coal Reserves As at 30 June 2026 Proved Probable Total Reserves Reserves Reserves Proved Marketable Reserves Commodity Mining Coal Kcal/ deposit1,2 method type Mt Mt Mt Mt %Ash %VM %S kg CV Energy coal operation Mt Arthur Coal4,5,6,7 OC Th 62 16 78 49 16.0 30.2 0.53 5,820 1. Cut-off criteria: Deposit Coal Resources Coal Reserves Mt Arthur Coal ≥ 0.3m seam thickness and ≤35% raw ash ≥ 0.3m seam thickness, ≤50% raw ash, ≤50% product ash and ≤32%ROM ash 2. Coal Resource qualities reported on an air-dried in-situ basis and tonnages reported as in-situ. Coal Reserve tonnages reported on a ROM basis at 7.9% total moisture. Marketable Coal Reserve tonnes reported reconciled to the point of sale at 10.1% total moisture. 3. Decrease in Coal Resources due to depletion. 4. Approximate drill-hole spacings used to classify the reserves were: Deposit Coal Resources Coal Reserves Mt Arthur Coal 200m to 800m (geophysical logged, ≥95% core recovery) 400m to 1,550m (geophysical logged, ≥95% core recovery) 5. Overall product recovery for the operation was 79.5%. 6. Coal delivered to handling plant where it may be washed through a coal handling and preparation plant or sold as raw product. 7. Decrease in Coal Reserves due to depletion.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 225 As at 30 June 2025 BHP Total Marketable Reserves Total Marketable Reserves interest Mt %Ash %VM %S % Mt %Ash %VM %S 314 9.8 22.4 0.53 50 323 9.8 22.4 0.53 14 9.3 24.0 0.54 17 9.2 23.9 0.54 469 10.5 19.8 0.64 50 503 10.5 21.8 0.64 122 10.5 22.4 0.58 50 128 10.5 22.4 0.58 151 10.5 18.5 0.67 50 166 10.6 18.6 0.67 34 9.8 17.5 0.63 50 34 9.8 17.5 0.63 8. Total Coal Reserves include allowances for diluting materials and for losses that occur when coal is mined and reported at 4% moisture. Marketable Coal Reserves is the product available at the specific moisture content (10% Goonyella Complex; 10.5% Peak Downs and Caval Ridge; 10.1% Saraji, 10-11% Saraji South) and at an air-dried quality basis for sale after the beneficiation of the Total Coal Reserves. 9. Coal delivered to handling plant. 10. Goonyella Complex – Decrease in Coal Reserves due to depletion. 11. Peak Downs – Decrease in Coal Reserves due to updated modifying factors and depletion partially offset by updated price inputs. 12. Caval Ridge – Decrease in Coal Reserves due to depletion. 13. Saraji – Decrease in Coal Reserves due to depletion and updated modifying factors. As at 30 June 2025 Inferred Resources Total Resources Total Resources BHP Kcal/ Kcal/ interest Kcal/ Mt %Ash %VM %S kg CV Mt %Ash %VM %S kg CV % Mt %Ash %VM %S kg CV 3.7 19.3 28.3 0.50 6,210 89 19.1 29.4 0.59 6,220 100 113 19.1 29.4 0.59 6,220 As at 30 June 2025 Probable Marketable Reserves Total Marketable Reserves Total Marketable Reserves BHP Kcal/ Kcal/ interest Kcal/ Mt %Ash %VM %S kg CV Mt %Ash %VM %S kg CV % Mt %Ash %VM %S kg CV 13 16.3 29.5 0.52 5,730 62 16.1 30.1 0.53 5,810 100 78 16.1 30.2 0.53 5,780

226 BHP Annual Report 2026 6 Mineral Resources and Ore Reserves continued Potash Mineral Resources As at 30 June 2026 As at 30 June 2025 Measured Indicated Inferred Total Total Resources Resources Resources Resources Resources . . . . BHP . O 2 O 2 O 2 O 2 O 2 Commodity Material interest deposit type Mt %K %Insol %MgO Mt %K %Insol %MgO Mt %K %Insol %MgO Mt %K %Insol %MgO % Mt %K %Insol %MgO Potash project Jansen1,2,3,4,5 LPL 5,230 25.6 7.7 0.08 – – – – 1,280 25.6 7.7 0.08 6,510 25.6 7.7 0.08 100 6,510 25.6 7.7 0.08 Ore Reserves As at 30 June 2026 As at 30 June 2025 Proved Probable Total Total Reserves Reserves Reserves Reserves . . . BHP . O 2 O 2 O 2 O 2 Commodity Material interest deposit type Mt %K %Insol %MgO Mt %K %Insol %MgO Mt %K %Insol %MgO % Mt %K %Insol %MgO Potash project Jansen1,4,5,6 LPL – – – – 1,070 24.9 7.5 0.10 1,070 24.9 7.5 0.10 100 1,070 24.9 7.5 0.10 1. Mineral Resources and Ore Reserves are stated for the Lower Patience Lake (LPL) potash unit. 2. Mineral Resources are reported using a seam thickness of 3.96m from a marker clay seam. 3. Measured Resources grade has been assigned to Inferred Resources. 4. %K2O grade is equivalent to %KCl content using a mineralogical conversion factor of 1.583. 5. Tonnages are reported on an in-situ moisture content basis, estimated to be 0.3%. 6. Ore Reserves are based on an expected metallurgical recovery of 88.4%. Nickel Mineral Resources As at 30 June 2026 As at 30 June 2025 Measured Indicated Inferred Total Total BHP Resources Resources Resources Resources Resources Commodity Material interest deposit1 type Mt %Ni Mt %Ni Mt %Ni Mt %Ni % Mt %Ni Nickel West operations2 Leinster3 OC Disseminated Sulphide 3.9 0.69 73 0.57 52 0.63 129 0.60 100 129 0.60 OC Massive Sulphide 0.12 4.0 0.63 5.1 0.30 5.0 1.0 4.9 1.0 4.9 UG Disseminated Sulphide 16 1.9 12 1.4 20 1.7 47 1.7 37 1.6 UG Massive Sulphide 0.55 5.9 2.5 5.5 1.3 4.5 4.3 5.3 4.1 5.2 Mt Keith OC Disseminated Sulphide 132 0.54 67 0.52 24 0.52 223 0.53 100 223 0.53 Yakabindie OC Disseminated Sulphide 146 0.61 86 0.61 148 0.61 380 0.61 100 380 0.61 Nickel West projects Honeymoon OC Disseminated Sulphide – – 138 0.62 6.5 0.66 144 0.62 100 144 0.62 Well UG Disseminated Sulphide 9.6 0.69 18 0.75 3.9 0.72 31 0.73 31 0.73 UG Massive Sulphide 0.47 5.6 0.82 6.2 0.15 6.7 1.4 6.1 1.4 6.1 Jericho OC Disseminated Sulphide – – 26 0.54 82 0.53 108 0.53 100 108 0.53 Nickel copper projects Mt %Ni %Cu Mt %Ni %Cu Mt %Ni %Cu Mt %Ni %Cu Mt %Ni %Cu Nebo OC Sulphide – – – 49 0.34 0.32 1.1 0.35 0.38 50 0.34 0.32 100 50 0.34 0.32 Babel OC Sulphide 91 0.31 0.36 190 0.28 0.31 58 0.32 0.35 340 0.30 0.33 100 340 0.30 0.33 1. Cut-off criteria: Deposit Material type Mineral Resources Leinster OC Disseminated Sulphide ≥ 0.40%Ni OC Massive Sulphide Stratigraphic UG Disseminated Sulphide ≥ 0%Ni for block cave and sub level cave, variable ≥ 0.4-1%Ni outside of cave volumes. UG Massive Sulphide Stratigraphic Mt Keith OC Disseminated Sulphide Variable ≥ 0.35%-0.40%Ni based on mineralogy. Yakabindie OC Disseminated Sulphide ≥ 0.35%Ni Honeymoon Well OC Disseminated Sulphide ≥ 0.35%Ni UG Disseminated Sulphide ≥ 0.40%Ni UG Massive Sulphide Stratigraphic Jericho OC Disseminated Sulphide ≥ 0.40%Ni Nebo & Babel OC Sulphide NSR ≥ A$13/t representing mill-limited break-even cut-off inclusive of processing and re-handling cost per total tonne mined. 2. Nickel West Operations – Remained in temporary suspension. 3. Leinster – Increase in UG Disseminated Sulphide due to an updated resource estimate informed by additional drilling.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 227 7 People – performance data Table 1 – Workforce data and diversity by region FY20261,2 Number and % Average number of employees and % of contractors2 Employees by gender number and % Region Employees Employees % Contractors Contractors % Male Male % Female Female % Asia 1,620 4.0 3,357 7.7 612 37.8 1,008 62.2 Australia 30,684 75.1 13,570 31.2 18,679 60.9 12,005 39.1 Europe 94 0.2 6 <0.1 40 43 54 57.5 North America 867 2.1 3,094 7.1 501 57.8 366 42.2 South America 7,598 18.6 23,419 53.9 4,081 53.7 3,517 46.3 Total 40,863 100 43,446 100 23,913 58.5 16,950 41.5 Table 2 – Employees by category and diversity for FY20261,2 Gender Region North South Employment category Total % of total Male Female Asia Australia Europe America America Full time 38,833 95 23,182 15,651 1,592 28,794 88 833 7,526 Part time 1,405 3.4 526 879 3 1,396 2 4 0 Fixed term full time 434 1.1 153 281 25 304 4 29 72 Fixed term part time 42 0.1 16 26 0 41 0 1 0 Casual 149 0.4 36 113 0 149 0 0 0 Total 40,863 100 23,913 16,950 1,620 30,684 94 867 7,598 Table 3 – Employees by category and diversity for FY20261,2 Gender Gender % Age group % Category Total Male Female Male % Female % Under 30 30–39 40–49 50+ Senior leaders 242 147 95 60.7 39.3 0.4 7 48.4 44.2 Managers 1,382 798 584 57.7 42.3 0.1 22.3 51.4 26.2 Supervisory and professional 17,817 9,831 7,986 55.2 44.8 7.9 38 35 19.1 Operators and general support 21,422 13,137 8,285 61.3 38.7 20 29.2 24.8 26 Total 40,863 23,913 16,950 58.5 41.5 14 32.7 30.3 23.1 Board and executive management diversity In accordance with UK Listing Rule 14.3.30(2), these tables set out the Board and executive management diversity data as at 30 June 2026. Gender identity Number of senior positions on the Board Percentage of Number of Percentage (CEO, CFO, SID Number in executive executive Board members of the Board and Chair)3 management4 management4 Men 6 60% 3 5 45% Women 4 40% – 6 55% Not specified/prefer not to say 0 0% – 0 0% Ethnic background Number of senior positions on the Board Percentage of Number of Percentage (CEO, CFO, SID Number in executive executive Board members of the Board and Chair)3 management4 management4 White British or other White (including minority-white groups) 7 70% 2 7 64% Mixed/Multiple ethnic groups 2 20% 1 3 27% Asian/Asian British 1 10% – 1 9% Black/African/Caribbean/Black British 0 0% – 0 0% Other ethnic group 0 0% – 0 0% Not specified/prefer not to say 0 0% – 0 0% 1. Based on a ‘point in time’ snapshot of employees as at 30 June 2026, including employees on extended absence, which was 1,233 in FY2026. There is no significant seasonal variation in employment numbers. 2. Contractor data is collected from internal organisation systems. Contractor data is averaged for a 10-month period, July 2025 to April 2026. 3. These tables are set out in the format prescribed by the UK Listing Rules. For BHP, the senior Board positions are the CEO, Senior Independent Director (SID) and Chair as the CFO is not a member of the Board, in line with market practice for Australian listed companies. 4. In accordance with the UK Listing Rules, executive management includes the Executive Leadership Team (the most senior executive body below the Board) and the Group Company Secretary, excluding administrative and support staff.

228 BHP Annual Report 2026 8 Legal proceedings The Group is involved from time to time in legal proceedings and Under the Settlement Agreement, Samarco is the primary obligor for the government investigations, including claims and pending actions against it settlement obligations and BHP Brasil and Vale are each secondary obligors seeking damages or clarification or prosecution of legal rights and regulatory of any obligation that Samarco cannot fund or perform in proportion to their inquiries regarding business practices. Insurance or other indemnification shareholding at the time of the dam failure, which was 50 per cent each. protection may offset the financial impact on the Group of a successful claim. Some of the key obligations of the Settlement Agreement include funding This section summarises the significant legal proceedings, investigations, for programs for the benefit of people, communities and the environment in and associated matters in which the Group is currently involved or has the affected regions, including universal water sanitation, health programs, finalised since our last Annual Report. economic recovery programs, improvements to roads and infrastructure, a flood response fund, initiatives to foster fishing and biodiversity, a program Legal proceedings relating to the failure of the to support women, a social participation fund for investment in education, Fundão tailings dam at the Samarco iron ore culture, sports and food security, and an income assistance program to support the most vulnerable people. The Settlement Agreement provides operations in Minas Gerais and Espírito Santo R$8 billion (US$1.4 billion)2 to eligible Indigenous peoples and Traditional (Samarco dam failure) communities, with the allocation of funds to be determined by Indigenous and Traditional communities following a consultation process by the The Group has been involved in numerous legal proceedings relating to Federal Government. The Krenak Indigenous community settled their the Samarco dam failure. These include legal proceedings brought by claim through a parallel agreement. government authorities and civil associations claiming environmental and socioeconomic damages and a number of specific remediation measures In addition, the Settlement Agreement provides for individual compensation as a result of the Samarco dam failure, including proceedings in which mechanisms, including payments of R$95,000 per person to eligible fishermen BHP Brasil is a defendant. and farmers and R$13,018 per person to eligible individuals with water damage claims, and establishes a further compensation and indemnification For additional information concerning the Samarco dam failure, refer to system known as the Definitive Indemnification Program (PID), which provides Financial Statements note 4 ‘Significant events – Samarco dam failure’. payments of R$35,000 per eligible individual and small business. Settlement Agreement with Public Authorities For more information on the social economic and social environmental remediation actions to date, please refer to the Implementation of the for reparation of the Samarco dam failure Settlement Agreement below. On 25 October 2024, the Federal Government of Brazil, State of Minas In view of the Settlement Agreement, the main proceedings brought by its Gerais, State of Espírito Santo, public prosecutors and public defenders signatories against BHP Brasil, Vale, Samarco and/or Renova Foundation (Public Authorities) entered into the Settlement Agreement with Samarco have now been terminated, including the R$20 billion Public Civil claim Mineração S.A. (Samarco) and its shareholders, BHP Billiton Brasil Ltda. and the R$155 billion Federal Public Prosecutors’ Office claim, related (BHP Brasil) and Vale S.A. (Vale) (together, the Companies) to settle enforcement proceedings and other public civil actions covered by the claims relating to the Samarco dam failure. The Settlement Agreement Settlement Agreement. The Settlement Agreement provides that the was ratified by the Brazilian Federal Supreme Court on 6 November 2024. collective socioenvironmental and socioeconomic damages of any nature On 15 May 2025, the ratification decision became final and unappealable. (including social, moral and non-economic damages) arising from the dam Over the years, the Companies and public authorities entered into failure are compensated and remediated by the Obligations to Perform and agreements for the remediation of damages resulting from the Samarco Obligation to Pay and that no additional obligations will be required for the dam failure, including the March 2016 Framework Agreement, which reparation and compensation of the collective damages. established the Renova Foundation and the environmental and Pursuant to the Settlement Agreement, the Renova Foundation was formally socioeconomic programs for remediation and compensation, and the June extinguished and all its Programs were either terminated, completed or 2018 Governance Agreement, which addressed governance arrangements transferred to Samarco, in accordance with the 12-month period for the and the renegotiation of those programs. The obligations provided for completion of the transition of rights and obligations to Samarco. in those previous agreements, including the Framework Agreement and The Settlement Agreement did not resolve all claims related to the Samarco the Governance Agreement, were extinguished and replaced by the dam failure. For instance, the Settlement Agreement did not resolve the UK Settlement Agreement. group action complaint, the group action claim brought against certain Vale The Settlement Agreement delivers a full and final settlement of the and Samarco entities in the Netherlands (more details about these claims obligations under the Framework Agreement and of the main public can be found below in the Class or group claims section), criminal charges civil actions and related proceedings brought by the Public Authorities against the Companies and certain individuals, certain CPAs commenced by in relation to the Samarco dam failure. These public civil actions and certain municipalities or private associations, including the CPAs concerning proceedings included the public civil action filed in November 2015 by the use of Tanfloc for water treatment, trailing litigation from individuals, the Federal Government of Brazil, the States of Espírito Santo and Minas Indigenous peoples and Traditional communities and businesses (among Gerais and other public authorities, seeking full reparation of environmental others), and future or unknown claims, which may arise from new information and socioeconomic damages in the amount of R$20 billion (approximately or damages in connection with the dam failure, such as potential claims US$3.9 billion)1 (the R$20 billion Public Civil claim), and the public civil alleging health impacts to individuals. action filed in May 2016 by the Brazilian Federal Public Prosecutors’ Office, The Settlement Agreement and implementation thereof have been the subject seeking R$155 billion (approximately US$29.9 billion)1 for reparation, of claims that seek, among other things, to change the eligibility parameters of compensation and social, individual and collective moral damages (the the Settlement Agreement. The Companies are defending these claims. R$155 billion Federal Public Prosecutors’ Office claim). In addition, actions for alleged damages, fees and/or expenses related to The financial value of the Settlement Agreement, as at the announcement claims concerning the Samarco dam failure have been threatened, and date, was R$170 billion (approximately US$31.1 billion)2 on a 100 per cent may in the future be brought, against the Group. basis. This amount includes R$38 billion (approximately US$7.9 billion)2 spent to 30 September 2024 on remediation and compensation since 2016, The potential liabilities resulting from current and future claims, lawsuits, R$100 billion (approximately US$17.6 billion)2 in instalments over 20 years proceedings, enforcement actions and other obligations relating to the to the Public Authorities, the relevant municipalities and Indigenous peoples Samarco dam failure not resolved by the Settlement Agreement, together and Traditional communities for the execution of measures provided for in with the potential cost of implementing remedies sought in the various the Settlement Agreement (Obligation to Pay), and additional performance proceedings, cannot be reliably estimated with certainty at this time obligations for an estimated financial value of approximately R$32 billion and there is a risk that outcomes may be materially higher or lower than (approximately US$5.6 billion)2 to be carried out by Samarco in accordance amounts reflected in BHP Brasil’s provision and contingencies for the with the terms of the Settlement Agreement (Obligations to Perform). Samarco dam failure. These obligations include remediation and compensation programs that are For more information on BHP Brasil’s provision and contingencies for the expected to be completed over the next 15 years. Samarco dam failure refer to Financial Statements note 4 ‘Significant events – Samarco dam failure’ 1. Based on the exchange rate as at 30 June 2026 BRL/US$ of 5.176. 2. US$ amounts for amounts already spent is calculated based on actual transactional (historical) exchange rates related to funding provided by BHP Brasil. Future spend is calculated using BRL/ US$ exchange rate of 5.696. All future financial obligations are presented on a real, undiscounted basis and will accrue inflation at the IPCA inflation rate. Payments will be made in Brazilian Reais.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 229 Implementation of the Settlement Agreement Civil public actions and individual actions Implementation of the Settlement Agreement is progressing through for inclusion as beneficiaries of the structured, deadline-driven workstreams led by Samarco in coordination Settlement Agreement with the relevant Public Authorities, with ongoing governance and oversight arrangements and independent technical audit requirements applying The Companies are involved in a number of proceedings brought by to specified deliverables. The status of select compensation, financial individuals or associations, including from Indigenous, Quilombola and assistance and socioeconomic activities and resettlement activities is Traditional communities, alleging wrongful exclusion from compensation summarised below. In addition, progress continues to be made regarding programs provided under the Settlement Agreement, whether administered Samarco’s obligations with respect to certain environmental remediation by Samarco or the Public Authorities, thus seeking their inclusion and, in under the terms of the Settlement Agreement. some cases, additional compensation. These claims generally argue that the process used to identify eligible beneficiaries was inadequate, resulting Compensation, financial assistance and in the alleged exclusion of certain individuals. The Companies continue to socioeconomic activities defend themselves against such claims. In some of these cases, the Court recognised that BHP Brasil should not be a defendant in the lawsuits, given Compensation and financial assistance of approximately that Samarco is the primary obligor pursuant to the Settlement Agreement. R$34.2 billion (US$6.6 billion, 100 per cent basis)1 has been paid to In other cases, the claims were dismissed against all Companies. support approximately 632,000 people affected by the dam failure, as of Appeals and motions for clarification by the claimants are pending. 30 June 2026. As of 30 June 2026, the Definitive Indemnification Program (PID), the largest program, has resulted in the payment of compensation in Civil public actions commenced by associations respect of approximately 310,000 claims and the payment of R$11.4 billion (approximately US$2.1 billion).1 concerning the use of Tanfloc for water treatment On 17 November 2023, the Federal Court dismissed the lawsuit filed Resettlement by four associations in November 2021 due to procedural reasons. The Settlement Agreement provides processes and defined timeframes The judgment is final and unappealable. In July 2024, two further to incentivise remaining families to select which resettlement option they associations filed another lawsuit against the Companies and others, prefer: (i) the construction of a new house in the collective resettlement of including the States of Minas Gerais and Espírito Santo, the Federal Bento Rodrigues or Paracatu de Baixo, (ii) the purchase of a new house in Government and the Water Treatment Companies, who were all also another place or (iii) a cash payment. As at 30 June 2026, approximately defendants in the first lawsuit. 100% of resettlement cases have been completed, either via completion of This second lawsuit was also dismissed due to procedural reasons on construction (with families moving in or handover to families in progress) or 12 November 2024 and the associations have appealed this judgment, cash payment for those families who have opted for this option instead of which is still pending. In both lawsuits the plaintiffs alleged that the the other resettlement solutions. Resettlement of public assets has been defendants carried out a clandestine study on the citizens of the completed, with most assets formally transferred to and operated by the locations affected by the Samarco dam failure where Tanfloc (a tannin-Municipality of Mariana. based flocculant/coagulant) was used in the water treatment process. Environmental remediation The plaintiffs claim that this product put the population at risk due to its Samarco continues implementing long-term monitoring and compensatory alleged experimental qualities and the dosage applied. The plaintiffs initiatives, including monitoring of water, river sediments, ecological indicators presented largely similar pleas (e.g. material damages, moral damages). and air quality, with the main monitoring activities expected to continue Indigenous communities – civil public action until 2039. Action has been taken to vegetate the impacted riverbanks and floodplains, stabilise river margins and return water quality to the levels for partial nullity of agreements observed before the dam failure. The Companies are involved in proceedings related to claims involving The Settlement Agreement also requires that Samarco provide R$11 billion certain Indigenous communities. In February 2024, the Federal (US$1.9 billion, 100 per cent basis)1 in funding for the universalisation of Prosecutor’s Office (MPF) filed a collective lawsuit against the Companies, basic water sanitation for municipalities in the Doce River basin to reduce alleging that the settlement agreements entered into between Renova untreated sewage discharge into the river by communities. According to Foundation and the Tupiniquim Guarani Indigenous communities (the the Doce River basin water resources plan, developed by the Brazilian Tupiniquim Guarani) contain nullities regarding the release of monthly Water Agency, a federal agency responsible for the regulation of Brazilian Emergency Subsistence Aid (ASE), and requested an injunction ordering water resources, water from the Doce River can be used for (1) human the Companies to maintain ASE payments to the Tupiniquim Guarani, consumption after conventional treatment; (2) the protection of aquatic including an increase in the monthly payment amount. On 4 March 2024, habitats; (3) primary contact recreation, such as swimming, water skiing the Federal Court granted the MPF’s injunction request, later overturned and diving, among other things. The Settlement Agreement establishes in April 2024. On 31 October 2024, the Federal Court ruled in favour of Samarco’s obligation to reforest 50,000 hectares of protected areas and the MPF request, but suspended the terms of its own rule. Following the restore 5,000 springs within the Doce River basin. Of these, as at 30 June Settlement Agreement, the Companies requested the suspension of 2026, approximately 46,500 hectares and 4,501 springs are undergoing the lawsuit, which was granted on 24 July 2025. These claims may be restoration, continuing the efforts initiated by the Renova Foundation. resolved through a Federal Government-led consultation in connection All reforestation actions are expected to be completed by 2031. with the Settlement Agreement to part of the Tupiniquim Guarani who is still engaged in the consultation process; and through a separate court-The Settlement Agreement outlines remaining tailings management supervised mediation ongoing for the remainder part of the community activities, including the recovery of marginal lagoons and streams, as well that has opted out of the Settlement Agreement. as bioengineering interventions to control riverbank erosion. It also sets out Samarco’s obligation to carry out two environmental studies: one on the potential removal of tailings from the Candonga Reservoir, and the other related to management of contaminated sites. The development of these studies are ongoing with supervision by the applicable Public Authorities. As part of the Settlement Agreement, the fishing ban in the coastal zone of the Doce River is set to be lifted within two years counted from the date of its execution (25 October 2024). Until then, it is expected the Public Authorities will issue fishing regulations aimed at protecting both fishing activities and the environment. 1. US$ amounts for amounts already spent is calculated based on actual transactional (historical) exchange rates related to funding provided by BHP Brasil. Future spend is calculated using BRL/ US$ exchange rate of 5.696. All future financial obligations are presented on a real, undiscounted basis and will accrue inflation at the IPCA inflation rate. Payments will be made in Brazilian Reais.

230 BHP Annual Report 2026 8 Legal proceedings continued Civil public action filed by Municipalities Samarco’s judicial reorganisation The Companies were served with a civil public action filed in June 2025 On 9 April 2021, Samarco filed for judicial reorganisation (JR) and by five municipalities from the State of Bahia seeking R$780 million on 1 September 2023 the Second Business State Court for the Belo (US$ 151 million)1 in compensation for damages allegedly caused by Horizonte District of Minas Gerais (JR Court) confirmed Samarco’s Judicial the Samarco dam failure, including environmental, socioeconomic and Reorganisation Plan (JR Plan). Under the JR Plan, Samarco’s funding of collective moral damages. The municipalities argue that the Companies obligations to remediate and compensate the damages resulting from the are jointly and severally liable. The Companies have defended these dam failure is capped at US$1 billion for the period CY2024 to CY2030. claims, and no decision has been issued to date. Notwithstanding this cap, and subject to certain conditions, if Samarco has a positive cash balance after meeting its obligations in any given year, its Other civil proceedings in Brazil shareholders may direct 50 per cent of the year-end excess cash to fund remediation obligations, including those under the Settlement Agreement. As noted, BHP Brasil is among the companies named as a defendant On 11 August 2025, Samarco formally emerged from JR following a judicial in a number of legal proceedings initiated by individuals, indigenous decision from the JR Court. Samarco is still required to implement the JR Plan. and traditional persons and their communities, non-governmental organisations, corporations, municipalities and other governmental entities Class or group action claims in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Renova Foundation. BHP Group Limited and certain of its subsidiaries have been named as defendants in class or group action claims related to the Samarco dam The lawsuits include claims for compensation, environmental reparation failure. The most significant of those claims are summarised below. and violations of Brazilian environmental and other laws, among other Australian class action complaint matters. The lawsuits seek various remedies, including reparation costs, compensation to injured individuals and families of the deceased, BHP Group Limited was named as a defendant in a shareholder class recovery of personal and property losses, moral damages and injunctive action filed in the Federal Court of Australia in 2018 on behalf of persons relief. Certain of these legal proceedings are outside the scope of the who acquired shares on the ASX, JSE or LSE in BHP Group Limited or Settlement Agreement. BHP Group Plc (now BHP Group (UK) Ltd) in periods prior to the Samarco In addition, government inquiries, studies and investigations relating to dam failure. In September 2025, BHP reached an agreement to settle the Samarco dam failure and actions taken in response to it have been the Australian Samarco shareholder class action. On 5 December 2025, commenced by numerous agencies and individuals of the Brazilian the Federal Court of Australia approved the settlement. Pursuant to the Government and may still be ongoing. Additional legal proceedings terms of the settlement, BHP paid the applicants A$110 million, inclusive and government investigations relating to the Samarco dam failure or of interest and costs, with no admission of liability. BHP recovered the responses to the dam failure could be brought against BHP Brasil and majority of the settlement amount from its insurers. other Group entities in Brazil or other jurisdictions. The outcomes of these United Kingdom group action complaint claims, investigations and proceedings remain uncertain and continue to BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited be disclosed as contingent liabilities. (together, the BHP Defendants) are named as defendants in group action As of 30 June 2026, Samarco had been named as a defendant in more claims for damages filed in the courts of England. These claims were filed than 92,000 small claims for moral damages in which people argue their in 2018 on behalf of certain individuals, municipalities, businesses and public water service was interrupted for between five and 10 days, of which communities in Brazil allegedly impacted by the Samarco dam failure, approximately 25,000 claims are still active. BHP Brasil is a co-defendant some of whom are eligible for and have been compensated through the in more than approximately 21,000 of these cases. Settlement Agreement. In January 2024, the BHP Defendants were served with a new group The Settlement Agreement does not resolve existing claims by individuals, action filed in the courts of England on behalf of additional individuals however it provided for an indemnification proposal of R$13,018 per person and businesses in Brazil allegedly impacted by the Samarco dam failure. to individuals who have unresolved lawsuits in connection with water The new action makes broadly the same claims as the original action and damage claims. As of 30 June 2026, Samarco has reached settlement in the amount of damages sought in these claims is unspecified. The claims more than 13,300 individual cases, including approximatively 7,000 cases have been stayed by the English court pending an application for in which BHP Brasil is a co-defendant. Alternatively, the Brazilian Code consolidation with the original action. of Civil Procedure provides that repetitive claims can be settled through a proceeding known as the Resolution of Repetitive Demands Procedure In July 2024, the BHP Defendants, BHP Brasil and Vale entered into an (IRDR). Under the IRDR, a court will hear a ‘pilot case’ representative of agreement (BHP and Vale Agreement) – without any admission of liability in such recurring legal matters and the judgment in that decision will set a any proceedings – whereby: (i) Vale will pay 50 per cent of any amounts that precedent for the resolution of similar cases in that jurisdiction. An IRDR has may be payable by the BHP Defendants to the claimants in the UK group been established in the State of Minas Gerais and the Court in the pilot case action claims (or by the BHP Defendants, BHP Brasil or their related parties has ruled that the mandatory parameter for resolution of claims will be the to claimants in any other proceedings in Brazil, England or the Netherlands payment of R$2,000 (approximately US$386)1 per individual claim for moral covered by the BHP and Vale Agreement); and (ii) BHP Brasil will pay damages due to the suspension of public water supply. Appeals before 50 per cent of any amounts that may be payable by Vale to the claimants in higher courts were filed. On 21 May 2024, the Superior Court of Justice the Netherlands proceedings (or by Vale or its related parties to claimants in granted the State Prosecutor of Minas Gerais request to declare null the any other proceedings in Brazil, England or the Netherlands covered by the IRDR due to the alleged failure to satisfy the procedural requirements BHP and Vale Agreement). The Group has considered the BHP and Vale necessary for its formal admissibility. Challenges to the decision were Agreement when determining its provision for the UK group action claim dismissed but still subject to appeal. The stay of individual proceedings and have taken into account amounts to be received from Vale. remains subject to an assessment by the State Court of Minas Gerais. In November 2025, the English High Court found the BHP Defendants liable under Brazilian law for the Samarco dam failure on the basis that it is a ‘polluter’ under Brazilian environmental law and at fault under the Brazilian civil code. The English High Court rejected the argument that the BHP Defendants are liable under Brazilian corporate law. The decision relates to events that occurred in the period before November 2015. The Court’s findings regarding Brazilian limitation periods could lead to attempts to join further claimants to the proceedings. The English High Court also found that certain of the waivers and releases signed by claimants who have already received compensation in Brazil are valid, and the claimants have accepted these claims will be discontinued, reducing the size and value of the claims in the UK group action significantly. The Group anticipates at least 240,000 claims will be discontinued as a result of these findings. The BHP Defendants were not granted permission to appeal the liability decision and will continue to defend the UK group action. 1. Based on the exchange rate as at 30 June 2026 BRL/US$ of 5.176.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 231 A stage 2 trial will decide generic issues of causation and quantification Legal proceedings unrelated to the Samarco and whether losses claimed by certain lead claimants were caused by the dam failure dam failure. The trial is scheduled to run from April 2027 to March 2028. Following any decision and appeals in that trial, a stage 3 trial may also be South African class action claim required, where each remaining claimant would need to prove their alleged In August 2023, an application to commence a class action was filed individual damages before the BHP Defendants are required to make any in the High Court of South Africa on behalf of current and former mine payments to them. This third trial is unlikely to occur before 2029. As at workers (and the dependants of certain mine workers). The mine workers 30 June 2026, BHP has updated its Samarco dam failure provision to are alleged to have contracted coal mine dust lung disease and to have reflect its best estimate of potential cash outflows in relation to the claim. worked at specified coal mines in South Africa between 1965 and the filing Given the status of the claim, significant uncertainty remains around the date. ‘BHP Billiton Plc Incorporated’ is named as a respondent, alongside extent of any potential outflow and there is a risk that outcomes may be South32 SA Holdings Limited (South 32) and Seriti Power (Proprietary) materially higher or lower than amounts reflected in the Group’s provision Limited (Seriti). The claims against the BHP entity relate to the period from for the Samarco dam failure. Key areas of uncertainty include the findings 1999 to 2015. The relevant businesses were divested in 2015 as part of the of stage 2 on whether losses were caused by the dam failure and the demerger of South32 Limited. number of individuals in stage 3 who are able to prove damage and The matter is currently at the certification stage whereby the South African any amounts to be awarded. Court must first grant permission for a class action to proceed. BHP, South32 and Seriti have filed notices opposing certification. The amount United Kingdom contempt proceedings of damages sought by the Applicants on behalf of the putative class is In October 2024, certain Brazilian municipalities, who are claimants in unspecified. BHP has notified South32 that it considers any liability to the the UK group action claims referred to above, brought criminal contempt Applicants arising from the class action to be indemnified under the terms proceedings against the BHP Defendants in relation to their alleged of the Separation Deed agreed as part of the demerger of South32 in 2015. involvement in a constitutional claim brought by a third-party Brazilian mining association (IBRAM) before the Brazilian Supreme Court. In June 2025, the and Federal sex Court discrimination of Australia class sexual action harassment High Court in London rejected the BHP Defendants’ application to strike out the proceedings. That decision was overturned on appeal in favour of the In December 2024, BHP Group Limited was served with a class action BHP Defendants in March 2026, resulting in the contempt proceedings being proceeding in the Federal Court of Australia in relation to allegations of struck out. The UK Supreme Court has denied the Claimant’s application for sexual harassment and sex discrimination. The claim was brought on permission to appeal the decision and the matter is at an end. behalf of all women who worked at BHP’s Australian workplaces at any time during the period from 12 November 2003 to 11 March 2024 who Vale and Samarco’s Netherlands collective action claim were impacted by the alleged conduct. The proceeding remains at an In March 2024, a collective action complaint was filed in the Netherlands early stage and the amount of damages sought is unspecified. against Vale and a Dutch subsidiary of Samarco for compensation relating to the Samarco dam failure. That complaint, which formally commenced in February 2025, indicates that these claims were filed on behalf of certain individuals, municipalities, businesses, associations and faith-based institutions allegedly impacted by the Samarco dam failure who are not also claimants in the UK group action claims referred to above. Vale and Samarco’s Dutch subsidiary have challenged the Dutch Court’s jurisdiction to hear the claim and the Dutch Court has provisionally indicated that a decision will be handed down on 14 October 2026. BHP is not a defendant in the Netherlands proceedings. Any amounts payable by Vale and Samarco under this claim will be subject to the BHP and Vale Agreement referred to in the UK group action claim above. Criminal charges On 20 October 2016, the Federal Prosecutors’ Office in Brazil filed criminal charges against the Companies and certain of their employees and former employees in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil and the charged employees and former employees of BHP Brasil (Affected Individuals) filed their preliminary defences. The Federal Court granted decisions in favour of all eight Affected Individuals, terminating the charges against those individuals. On 14 November 2024, the Federal Court Judge issued a decision acquitting the Companies and certain individuals affiliated with Vale, Samarco and VogBR (Samarco’s independent consultant involved in the maintenance of the tailings dam) from all charges. On 10 December 2024, the Federal Prosecutors’ Office appealed. The trial commenced on 11 March 2026 and was adjourned until 3 September 2026.

232 BHP Annual Report 2026 9 Shareholder information 9.1 History and development – relates to a contract that insures or would insure the Director against BHP Group Limited (formerly BHP Billiton Limited, before then liabilities the Director incurs as an officer of BHP, but only if the contract BHP Limited and, before that, The Broken Hill Proprietary Company does not make BHP or a related body corporate the insurer – relates to any payment by BHP or a related body corporate in respect of Limited) was incorporated in 1885 and is registered in Australia with an indemnity permitted by law, or any contract relating to or containing ABN 49 004 028 077. such an indemnity, or 9.2 Markets – is in a contract or proposed contract with or for the benefit of or on behalf of a related body corporate and arises merely because the Director is a As at the date of this Annual Report, BHP Group Limited has a primary director of the related body corporate listing on the Australian Securities Exchange (ASX) (ticker BHP) in Australia, an international secondary listing on the London Stock Exchange If a Director has a material personal interest and is not entitled to vote (LSE) (ticker BHP), a secondary listing on the Johannesburg Stock on a proposal, they will not be counted in the quorum for any vote on Exchange (ticker BHG) and is listed on the New York Stock Exchange a resolution concerning the material personal interest. (NYSE) in the United States. Trading on the NYSE is in the form of American Depositary Receipts (ADRs) Loans by Directors evidencing American Depositary Shares (ADSs), with each ADS representing Any Director may lend money to BHP at interest with or without security two ordinary shares of BHP Group Limited. Citibank N.A. (Citibank) is the or may, for a commission or profit, guarantee the repayment of any money Depositary for the ADS program. BHP Group Limited’s ADSs have been borrowed by BHP and underwrite or guarantee the subscription of shares listed for trading on the NYSE (ticker BHP) since 28 May 1987. or securities of BHP or of any corporation in which BHP may be interested without being disqualified as a Director and without being liable to account 9.3 Organisational structure to BHP for any commission or profit. BHP Group Limited is the ultimate parent company of all subsidiaries Appointment and retirement of Directors within the BHP Group. Appointment of Directors From June 2001 to January 2022, BHP operated under a Dual Listed Company (DLC) structure, with two separate parent companies (BHP The Constitution provides that a person may be appointed as a Director of Group Limited and BHP Group Plc (now BHP Group (UK) Limited)) and BHP Group Limited by the existing Directors of BHP or may be elected by their respective subsidiaries operating as a single unified economic entity the shareholders in a general meeting. run by a unified Board and senior executive management team. Any person appointed as a Director of BHP Group Limited by the existing On 31 January 2022, BHP unified its DLC structure, following which Directors will hold office only until the next general meeting that includes BHP Group Plc (now BHP Group (UK) Limited) became a subsidiary an election of Directors. of BHP Group Limited. A person may be nominated by shareholders as a Director of BHP Group Limited if: 9.4 Constitution – a shareholder provides a valid written and signed notice of the nomination, and This section sets out a summary of BHP Group Limited’s Constitution, as well as other related arrangements under applicable laws and regulations. – the person nominated by the shareholder satisfies candidature for the office and provides written and signed notice of their willingness to be Provisions of the Constitution of BHP Group Limited can be amended elected as a Director only where such amendment is approved by special resolution. A special resolution is a resolution that is passed by at least 75 per cent (i.e. at least and the nomination is provided at least 40 business days before the date three quarters) of the votes cast by BHP shareholders entitled to vote being of the general meeting. The person nominated as a Director may be in favour of the resolution. elected to the Board by ordinary resolution passed in a general meeting. Retirement of Directors Board The Board has adopted a policy under which all Non-executive Directors The Board may exercise all powers of BHP, other than those that are must, if they wish to remain on the Board, seek re-election by shareholders reserved for BHP shareholders to exercise in a general meeting. annually. This policy took effect in 2011 and replaced the previous system that required Non-executive Directors to submit themselves to Power to issue securities shareholders for re-election at least every three years. Under the Constitution, the Board has the power to issue any BHP shares A Director may be removed from the Board in accordance with applicable or other securities (including redeemable shares) with preferred, deferred law and must vacate their office as a Director in certain circumstances set or other special rights, obligations or restrictions. The Board may issue out in the Constitution. There is no requirement for a Director to retire on shares on any terms it considers appropriate, provided that: reaching a certain age. – the issue does not affect any special rights of shareholders – if required, the issue is approved by shareholders Rights attaching to shares – if the issue is of a class other than ordinary shares, the rights attaching Dividend rights to the class are expressed at the date of issue Under Australian law, dividends on shares may be paid only if the company’s assets exceed its liabilities immediately before the dividend Restrictions on voting by Directors is determined and the excess is sufficient for payment of the dividend, the payment of the dividend is fair and reasonable to the company’s A Director may not vote in respect of any contract or arrangement or any shareholders as a whole and the payment of the dividend does not other proposal in which they have a material personal interest except in materially prejudice the company’s ability to pay its creditors. certain prescribed circumstances, including (subject to applicable laws) where the material personal interest: The Constitution provides that payment of any dividend may be made in any manner, by any means and in any currency determined by the Board. – arises because the Director is a shareholder of BHP and is held in common with the other shareholders of BHP All unclaimed dividends may be invested or otherwise used by the Board for the benefit of BHP until claimed or otherwise disposed of according to – arises in relation to the Director’s remuneration as a Director of BHP law. BHP Group Limited is governed by the Victorian unclaimed monies – relates to a contract BHP is proposing to enter into that is subject to legislation, which requires BHP to pay to the State Revenue Office any approval by the shareholders and will not impose any obligation on unclaimed dividend payments of A$20 or more that have remained BHP if it is not approved by the shareholders unclaimed for over 12 months. – arises merely because the Director is a guarantor or has given an indemnity or security for all or part of a loan, or proposed loan, to BHP – arises merely because the Director has a right of subrogation in relation to a guarantee or indemnity referred to above

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 233 Voting rights Variation of class rights For the purposes of determining which shareholders are entitled to attend Rights attached to any class of shares issued by BHP Group Limited or vote at a meeting of BHP Group Limited and how many votes such can only be varied where such variation is approved by: shareholder may cast, the Notice of Meeting specifies when a shareholder – the company as a special resolution, and must be entered on the Register of Shareholders in order to have the right to attend or vote at the meeting. The specified time must be not more than – the holders of the issued shares of the affected class, either by a special 48 hours before the time of the meeting. resolution passed at a separate meeting of the holders of the issued shares of the class affected, or with the written consent of members Shareholders who wish to appoint a proxy to attend, vote or speak at with at least 75 per cent of the votes of that class a meeting of BHP Group Limited on their behalf must deposit the form appointing a proxy so that it is received not less than 48 hours before the Annual General Meetings time of the meeting. Rights to share in profits The Annual General Meeting (AGM) provides a forum to facilitate the sharing of shareholder views and is an important event in the BHP The rights attached to shares of BHP Group Limited, as regards the calendar. The meeting provides an update for shareholders on our participation in the profits available for distribution that the Board performance and offers an opportunity for shareholders to ask questions determines to distribute, are as follows: and vote. To vote at an AGM, a shareholder must be a registered holder of BHP Group Limited shares at a designated time before the relevant AGM. – The holders of any preference shares will be entitled, in priority to any payment of dividend to the holders of any other class of shares, to a Key members of management, including the Chief Executive Officer (CEO) preferred right to participate as regards dividends up to but not beyond and Chief Financial Officer, are present and available to answer questions. a specified amount in distribution. The External Auditor will also be available to answer questions. – Any surplus remaining after payment of the distributions above will be Proceedings at AGMs are webcast live from our website. Copies of the payable to the holders of ordinary shares in equal amounts per share. speeches delivered by the Chair and CEO to the AGM are released to the relevant stock exchanges and posted on our website. The outcome Rights on return of assets on liquidation of voting on the items of business are released to the relevant stock exchanges and posted on our website as soon as they are available On a return of assets on liquidation of BHP Group Limited, the assets following completion of the AGM and finalisation of the polls. of BHP Group Limited remaining available for distribution among shareholders after the payment of all prior ranking amounts owed to More information on our AGMs is available at bhp.com/meetings all creditors and holders of preference shares, and to all prior ranking statutory entitlements, are to be applied equally to the holders of BHP Group Limited ordinary shares. Any surplus remaining is to be applied in Conditions governing general meetings making payments solely to the holders of BHP Group Limited ordinary The Board may, and must on requisition in accordance with applicable shares in accordance with their entitlements. laws, call a general meeting of the shareholders at the time and place or places and in the manner determined by the Board. No shareholder Redemption of preference shares may convene a general meeting of BHP Group Limited except where If BHP Group Limited at any time proposes to create and issue any entitled under law to do so. Any Director may convene a general meeting preference shares, the terms of the preference shares may give either whenever the Director thinks fit. General meetings can also be adjourned, or both of BHP Group Limited and the holder the right to redeem the cancelled or postponed where permitted by law or the Constitution. preference shares. Notice of a general meeting must be given to each shareholder entitled to vote at the meeting and such notice of meeting may be given in the form The preference shares’ terms may also give the holder the right to convert and manner in which the Board thinks fit subject to any applicable law. the preference shares into ordinary shares. Under the Constitution, the preference shares must give the holders: Five shareholders of the company present in person or by proxy constitute a quorum for a general meeting. A shareholder who is entitled to attend – the right (on redemption and on a winding-up) to payment in cash in and cast a vote at a general meeting of BHP Group Limited may appoint priority to any other class of shares of (i) the amount paid or agreed to a person as a proxy to attend and vote for the shareholder in accordance be considered as paid on each of the preference shares; and (ii) the with applicable law. All provisions of the Constitution relating to general amount, if any, equal to the aggregate of any dividends accrued but meetings apply with any necessary modifications to any special meeting unpaid and of any arrears of dividends of any class of shareholders that may be held. – the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend Limitations of rights to own securities There are no limitations under the Constitution restricting the right to own Capital calls BHP shares or other securities. The Australian Foreign Acquisitions and Takeovers Act 1975 imposes a number of conditions that restrict foreign Subject to the terms on which any shares may have been issued, the ownership of Australian-based companies. Board may make calls on the shareholders in respect of all monies unpaid on their shares. BHP Group Limited has a lien on every partly paid share For information on share control limits imposed by relevant laws refer to for all amounts payable in respect of that share. Each shareholder is Additional Information 9.9 liable to pay the amount of each call in the manner, at the time and at the place specified by the Board (subject to receiving at least 14 days’ notice Documents on display specifying the time and place for payment). A call is considered to have Documents filed by BHP Group Limited on the Australian Securities been made at the time when the resolution of the Board authorising the Exchange (ASX) are available at asx.com.au and documents filed on the call was passed. London Stock Exchange (LSE) are available at data.fca.org.uk/#/nsm/ nationalstoragemechanism. Documents filed on the ASX or on the LSE Borrowing powers are not incorporated by reference into this Annual Report. The documents Subject to relevant law, the Directors may exercise all powers of BHP referred to in this Annual Report as being available on our website, to borrow money and to mortgage or charge its undertaking, property, bhp.com, are not incorporated by reference and do not form part of assets (both present and future) and all uncalled capital or any part or this Annual Report. parts thereof, and to issue debentures and other securities, whether BHP Group Limited files Annual Reports and other reports and information outright or as collateral security for any debt, liability or obligation of with the US Securities and Exchange Commission (SEC). These filings are BHP or of any third party. available on the SEC website at sec.gov

234 BHP Annual Report 2026 9 Shareholder information continued 9.5 Share ownership Share capital The details of the share capital for BHP Group Limited are presented in Financial Statements note 17 ‘Share capital’ and remain current as at 9 July 2026. Substantial shareholders in BHP Group Limited BHP Group Limited is not directly or indirectly controlled by another corporation or by any government. No shareholder possesses voting rights that differ from those attaching to all of BHP Group Limited’s voting securities. The following table shows holdings of 5 per cent or more of voting rights in BHP Group Limited’s shares as notified to BHP Group Limited under the Australian Corporations Act 2001 (Cth), Section 671B as at 9 July 2026. Date of last notice Identity of % of total Title of class person or group Date received Date of change Number owned voting rights1 Ordinary shares State Street Corporation 3 February 2025 30 January 2025 361,526,566 7.13% Ordinary shares BlackRock Group2 3 February 2022 31 January 2022 347,008,470 6.85% Ordinary shares The Vanguard Group Inc. 24 April 2025 16 April 2025 304,608,271 6.001% Ordinary shares Citigroup Global Markets 15 May 2025 12 May 2025 268,965,425.83 5.2988% Australia Pty Limited 1. The percentages quoted are based on the voting rights provided in the last substantial shareholders’ notice. 2. In addition, on 3 February 2022, BlackRock Group notified that, as of 31 January 2022, it owned 4,152,969 American Depositary Receipts, with a voting power of 0.08 per cent. Each American Depositary Receipt represents two fully paid ordinary shares in BHP Group Limited. Twenty largest shareholders as at 9 July 2026 (as named on the Register of Shareholders)1 Number of fully % of issued BHP Group Limited paid shares capital 1. HSBC Custody Nominees (Australia) Limited2 1,520,504,094 29.92 2. J P Morgan Nominees Australia Pty Limited 846,040,032 16.65 3. Citicorp Nominees Pty Ltd 577,197,190 11.36 4. Citicorp Nominees Pty Limited <Citibank NY ADR DEP A/C> 252,754,885 4.97 5. BNP Paribas Noms Pty Ltd 158,390,817 3.12 6. Computershare Clearing Pty Ltd <CCNL DI A/C>3 150,078,168 2.95 7. South Africa Control A/C\C4 122,393,450 2.41 8. BNP Paribas Nominees Pty Ltd <Agency Lending A/C>5 80,952,149 1.59 9. HSBC Custody Nominees (Australia) Limited <Nt-Comnwlth Super Corp A/C>2 37,247,696 0.73 10. Citicorp Nominees Pty Limited <Colonial First State Inv A/C> 30,006,265 0.59 11. BNP Paribas Nominees Pty Ltd <Clearstream>5 28,136,736 0.55 12. BNP Paribas Nominees Pty Ltd <HUB24 Custodial Serv Ltd>5 28,063,089 0.55 13. Computershare Nominees CI Ltd <ASX Shareplus Control A/C> 24,220,866 0.48 14. Netwealth Investments Limited <Wrap Services A/C> 19,753,098 0.39 15. Australian Foundation Investment Company Limited 13,413,159 0.26 16. HSBC Custody Nominees (Australia) Limited2 12,922,022 0.25 17. BNP Paribas Noms (NZ) Ltd 9,725,515 0.19 18. Argo Investments Limited 9,682,564 0.19 19. HSBC Custody Nominees (Australia) Limited – A/C 22 8,698,156 0.17 20. Mutual Trust Pty Ltd 6,765,600 0.13 3,936,945,551 77.48 1. Many of the 20 largest shareholders shown for BHP Group Limited hold shares as a nominee or custodian. In accordance with the reporting requirements, the tables reflect the legal ownership of shares and not the details of the underlying beneficial holders. 2. HSBC Custody Nominees (Australia) Limited is listed four times in the above table as they are registered separately under the same name on the share register. 3. Computershare Clearing Pty Ltd <CCNL DI A/C> represents the Depositary Interest Register (UK). 4. South Africa Control A/C\C represents the South African branch register. 5. BNP Paribas Nominees Pty Ltd is listed three times in the above table as they are registered separately under the same name on the share register. US share ownership as at 9 July 2026 BHP Group Limited Number of Number of Classification of holder shareholders % shares % Registered holders of voting securities 1,647 0.28 3,864,736 0.08 ADR holders 1,151 0.19 252,754,8841 4.97 1. The number of shares corresponds to 126,377,442 ADRs.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 235 Distribution of shareholdings by size as at 9 July 2026 BHP Group Limited Number of Number of Size of holding shareholders % shares1% 1–5002 299,243 50.15 54,516,654 1.07 501–1,000 99,404 16.66 75,849,228 1.49 1,001–5,000 156,001 26.15 350,725,172 6.90 5,001–10,000 25,599 4.29 180,127,406 3.54 10,001–25,000 12,583 2.11 188,681,680 3.71 25,001–50,000 2,631 0.44 89,841,272 1.77 50,001–100,000 797 0.13 54,552,090 1.07 100,001–250,000 294 0.05 42,731,865 0.84 250,001–500,000 57 0.01 18,574,771 0.37 500,001– and over 62 0.01 4,025,791,568 79.23 Total 596,671 100 5,081,391,706 100 1. One ordinary share entitles the holder to one vote. 2. The number of BHP Group Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$56.87 as at 9 July 2026 was 5,043. 9.6 Dividends Standard depositary fees Policy Depositary service Fee payable by the ADR holders Issuance of ADSs upon deposit Up to US$5.00 per 100 ADSs The Group adopted a dividend policy in February 2016 that provides for a of shares (or fraction thereof) issued minimum 50 per cent payout of Underlying attributable profit (Continuing Delivery of Deposited Securities against Up to US$5.00 per 100 ADSs operations) at every reporting period. For information on Underlying attributable profit (Continuing operations) surrender of ADSs (or fraction thereof) surrendered for FY2026 refer to OFR 5.2 and OFR 8 Distribution of Cash Dividends Up to US$1.50 per 100 ADSs (or fraction thereof) held The Board will assess, at each reporting period, the ability to pay amounts additional to the minimum payment, in accordance with the Capital Corporate actions depositary fees Allocation Framework, as described in OFR 2. Depositary service Fee payable by the ADR holders In FY2026, we determined our dividends and other distributions in Cash Distributions other than Cash Up to US$2.00 per 100 ADSs US dollars as it is our main functional currency. Dividends (i.e. sale of rights, other (or fraction thereof) held Payments entitlements, return of capital) Distribution of ADSs pursuant to Up to US$5.00 per 100 ADSs BHP Group Limited shareholders may have their cash dividends paid exercise of rights to purchase additional (or fraction thereof) held directly into their bank account in Australian dollars, UK pounds sterling, ADSs. Excludes stock dividends and New Zealand dollars, South African rand or US dollars, provided they have stock splits submitted direct credit details and if required, a valid currency election Distribution of securities other than Up to US$5.00 per 100 ADSs nominating a financial institution to the BHP Share Registrar no later ADSs or rights to purchase additional (or fraction thereof) held than close of business on the dividend reinvestment plan election date. ADSs (i.e., spin-off shares) BHP Group Limited shareholders who do not provide their direct credit Distribution of ADSs pursuant to No fee details will receive dividend payments by way of a cheque in Australian an ADR ratio change in which dollars. BHP Group Limited shareholders who reside in New Zealand, shares are distributed Papua New Guinea or Botswana must provide valid direct credit details to receive their dividend payment. Fees payable by the Depositary to the Issuer Dividend reinvestment plan Citibank has provided BHP a net reimbursement of US$3,153,453.62 in FY2026 for ADR program-related expenses for BHP’s ADR program. BHP offers a dividend reinvestment plan to registered shareholders, which ADR program-related expenses include legal and accounting fees, provides shareholders the opportunity to reinvest dividends to purchase listing fees, expenses related to investor relations in the United States, additional BHP shares in the market, rather than receiving dividends in fees payable to service providers for the distribution of material to ADR cash. Participation in the plan is entirely optional and is subject to the holders, expenses of Citibank as administrator of the ADS Direct Plan and terms and conditions of the plan, which can be found at bhp.com/DRP. expenses to remain in compliance with applicable laws. Citibank has further agreed to waive other ADR program-related expenses 9.7 American Depositary Receipts fees for FY2026, amounting to US$11,106, which are associated with the administration of the ADR program. and charges The ADSs issued under our ADR program trade on the NYSE under the We have an American Depositary Receipts (ADR) program for BHP Group stock ticker BHP. As of 9 July 2026, there were 126,377,442 ADSs on issue Limited which has a 2:1 ordinary shares to American Depositary Share and outstanding in the BHP Group Limited ADR program. (ADS) ratio. Charges Depositary fees Holders are also required to pay the following charges in connection Citibank serves as the depositary bank for our ADR program. ADR holders with depositing of ordinary shares and surrendering ADSs for cancellation agree to the terms in the deposit agreement filed with the SEC for and for the purpose of withdrawing deposited securities: taxes and other depositing ordinary shares or surrendering ADSs for cancellation and governmental charges, registration fees, transmission and delivery expenses, for certain services as provided by Citibank. Holders are required to pay expenses and charges incurred by the depositary in the conversion of foreign certain fees for general depositary services provided by Citibank, as set currency, fees and expenses of the depositary in connection with compliance out in the following tables. with exchange control regulations and other regulatory requirements and fees and expenses incurred by the depositary or other nominee in connection with servicing or delivery of deposit securities.

236 BHP Annual Report 2026 9 Shareholder information continued 9.8 Supplemental cybersecurity disclosures The Vice President (VP) Technology Cybersecurity & Architecture is for US reporting responsible for overseeing the performance of cybersecurity risks, and provides reports concerning these matters to the Chief Technical Officer. Our approach to managing material risks from cyber threats is integrated Our VP Technology Cybersecurity & Architecture oversees the prevention, into our overall risk management framework. Cybersecurity risks are detection, mitigation and remediation of cybersecurity incidents through addressed by BHP’s Risk Framework, a system of control for identifying their management of, and participation in, our cybersecurity risk and managing risks, implemented by the CEO. management and cybersecurity strategy processes described above. Our VP Technology Cybersecurity & Architecture leads the BHP For information on our Risk Framework refer to OFR 6 cybersecurity team involved in monitoring and managing our cybersecurity threat risk and assurance process. That team includes personnel with We employ a number of measures designed to protect against, detect and significant information technology experience. Our current VP has more respond to cyber threats, events or attacks, including BHP’s mandatory than 27 years of experience in the information technology and information minimum performance requirements for technology and cybersecurity, security field, including serving as chief information security officer (CISO) cybersecurity performance requirements for suppliers and cybersecurity and deputy CISO at other large companies. Additionally, our VP holds resilience programs. In addition, cybersecurity standards, cybersecurity a number of qualified technical expert certifications, including Certified risk and control guidance, security awareness programs and training Information Systems Security Professional (CISSP) since 2001 and to build capability, security assessments and continuous monitoring, various cybersecurity-related technical certifications, in addition to Master restricted physical access to hardware and crisis management plans in Information Technology (specialising in Information Security) and Master (in collaboration with Crisis Management Team) are also in place to in Business Administration degrees, and is active in various cybersecurity manage cybersecurity. industry collaboration groups internationally. We utilise dedicated internal and external cybersecurity personnel to focus on assessing, detecting, identifying, managing, preventing and 9.9 Government regulations responding to cyber threats, events and attacks. We have a dedicated global cybersecurity team, which has been in place since 2016 and has Our business is subject to a broad range of laws and regulations imposed 24/7 monitoring and response capability that leverages core in-house by governments and regulatory bodies. These laws and regulations capability and expert external service providers. Our assets, functions touch all aspects of our business, including how we extract, process and and projects are responsible for managing localised or project-specific explore for minerals and how we conduct our operations, including laws exposure to technology and cyber risks, including risks associated with and regulations governing matters such as environmental protection, business-critical technology systems, with guidance provided by our land rehabilitation, occupational health and safety, human rights, cultural cybersecurity team. BHP does not manage that exposure for non-operated heritage, the rights and interests of Indigenous peoples, competition, assets, which is the responsibility of the operator of those assets, but it foreign investment, export, marketing of minerals, and taxes. may be exposed to financial, legal and reputational risks as result of its The ability to extract and process minerals is fundamental to BHP. In most economic interest in the asset. Enterprise-level risks that are specific to jurisdictions, the rights to extract mineral deposits are owned by the technology, such as those that pose a greater threat to our wider business government. In such cases, we obtain the right to access the land and and strategic opportunities, are managed by our global Technology team extract the product by entering into licences or leases with the government and other relevant stakeholders. To monitor and manage the cybersecurity that owns the mineral deposit. We also rely on governments to grant the risk exposure, we also monitor new methodologies and leverage emerging rights necessary to transport and treat the extracted material to prepare technologies, support and input from strategic cybersecurity partners, it for sale. The terms of the lease or licence, including the time period of utilising threat intelligence capabilities and conducting resilience exercises the lease or licence, vary depending on the laws and regulations of the to uplift our response in the instance of a cyber incident. relevant jurisdiction or terms negotiated with the relevant government. We regularly evaluate and assess the threat landscape, including the In some jurisdictions in which we operate, regulatory regimes also emergence of AI-related threats, and our security controls, including prescribe processes for engagement and negotiation with Indigenous through audits and assessments, regular network and endpoint monitoring, peoples with respect to traditional land and heritage rights. vulnerability testing, penetration testing and tabletop exercises that Generally, we own the product we extract and we are required to pay include members of BHP’s management team. To assess the design and royalties or other taxes to the government. In Australia and Chile, reforms effectiveness of our cybersecurity controls, we engage with assessors, to mining royalty laws have been adopted in recent years. For example, in consultants, auditors or other expert third parties, including through September 2024, the Queensland Government passed legislation which independent third-party reviews of our information technology security operates in principle to prevent future governments from reversing the program conducted on a periodic basis. We have processes in place to current progressive system of coal royalties (which results in higher royalty consider and remediate any findings from these reviews and assessments rates as the price of coal passes certain monetary thresholds) without as required. We also have processes to oversee and identify material parliamentary approval, while in Chile, new mining royalties took effect cybersecurity risks associated with our use of third-party service providers, from 1 January 2024, subject to tax stability agreements. including performing diligence on certain third parties that have access to In most instances, the rights to explore for minerals are granted to us our systems, data or facilities that store or process sensitive data and we by the government that owns the natural resources we wish to explore. continually monitor cybersecurity risks identified through such diligence. Usually, the right to explore carries with it the obligation to spend a We also utilise contractual clauses to manage cybersecurity and data defined amount of money on the exploration, or to undertake particular privacy risks, including by requiring certain agreements to be subject to exploration activities. periodic cybersecurity audits. We have experienced targeted and non-targeted cybersecurity threats in Environmental protection, mine closure, land rehabilitation, cultural heritage the past; however, no prior cybersecurity incident has materially affected and occupational health and safety are principally regulated by governments our business strategy, results of operations or financial condition. and to a lesser degree, if applicable, by conditions under leases or licences. These obligations often require us to make substantial expenditures and For information on our risk factors refer to OFR 6 incur other costs to minimise or remediate the environmental impact of our assets and activities, to meet closure and land rehabilitation obligations and Governance to ensure the safety and/or wellbeing of our employees and contractors and avoid adverse impacts to the safety and/or wellbeing of the communities The Board, supported by the Risk and Audit Committee (RAC), is where we operate. Moreover, changes to these obligations, whether as a responsible for oversight of emerging and principal risks facing the Group. result of change in law, regulation or otherwise, may affect our ability to The Board and the RAC receive updates on the Group’s cybersecurity develop, expand or operate our assets as expected. position, and the Group has policies in place through the Group’s disclosure process that are designed to escalate material incidents. In many of the jurisdictions where we or our suppliers or customers operate, legislation and regulations have been enacted in response to For information on other Board Committee activities that support risk the potential impacts of climate change and to implement international governance at BHP refer to risk governance in Corporate Governance environmental commitments. For example, as a result of the Paris Statement 5 and the Corporate Governance Statement 9.1 Agreement a number of governments, including Australia, Chile and Canada, have submitted Nationally Determined Contributions to reduce The CEO is responsible for the effectiveness of BHP’s Risk Framework national greenhouse gas (GHG) emissions. with oversight from the Board. Primary responsibility for Technology and Innovation risks (which includes cybersecurity risks), rests with the Chief Technical Officer under authority delegated by the CEO.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 237 Further, the governments in a number of regions where we or our suppliers The Australian Foreign Acquisitions and Takeovers Act 1975 (the FATA) or customers operate have advanced targets and goals to reduce GHG restricts certain acquisitions of interests in securities in Australian emissions. In Australia, the National Greenhouse and Energy Reporting companies, including BHP Group Limited. Generally, under the FATA, Act 2007 (Cth) imposes requirements for corporations meeting a certain the prior approval of the Australian Treasurer must be obtained for threshold to register and report company information about GHG proposals by a foreign person (either alone or together with its associates) emissions and energy production and consumption as part of a single, to acquire 20 per cent or more of the voting power or issued securities national reporting scheme and establishes the Safeguard Mechanism in an Australian company. Lower approval thresholds apply in certain to keep certain GHG emissions at or below legislated limits, known as circumstances, including for acquisitions of interests in entities that baselines, for Australia’s largest industrial facilities. Under the Safeguard operate a ‘national security business’, and acquisitions of interests by Mechanism, administered by the Clean Energy Regulator, facility baselines foreign government investors of voting power or issued securities in for Scope 1 GHG emissions at Australia’s largest industrial facilities are an Australian company. required to decrease in accordance with a set decline rate, with a view The FATA also empowers the Treasurer to make certain orders prohibiting to achieving consistent and gradual GHG emission reductions on a acquisitions by foreign persons in Australian companies, including BHP trajectory consistent with achieving Australia’s GHG emission reduction Group Limited (and requiring divestiture if the acquisition has occurred) targets of 43 per cent below 2005 levels by 2030 and net zero by 2050. where the Treasurer considers the acquisition to be contrary to national Facilities that exceed their progressively declining legislated baselines security or the national interest. may apply credits to meet the compliance obligations. In September 2025, Australia submitted its latest Nationally Determined Contribution, which Except for the restrictions under the FATA, there are no limitations, sets out Australia’s target to reduce its GHG emissions by 62 to 70 percent either under Australian law or under the Constitution of BHP Group below 2005 levels by 2035, but post-2030 baseline decline rates under Limited, on the right of non-residents to hold or vote BHP Group Limited the Safeguard Mechanism have yet to be set. The Australian Government ordinary shares. has announced a review of the Safeguard Mechanism, which is due to commence in the second half of CY2026 and conclude during CY2027. Post-unification requirements under FATA Regulations setting emissions standards for fuels used to power vehicles The Treasurer gave approval under the FATA for the actions taken as and equipment at our assets and the modes of transport used in our part of implementation of the unification of BHP’s DLC structure on the supply chains can also affect, directly and indirectly, the markets for these conditions set out below: products, with flow-on impacts on our costs. – BHP Group Limited remains an Australian resident company, A number of governments and regulators in jurisdictions relevant to BHP incorporated under the Corporations Act 2001, that is listed on the ASX have implemented or otherwise proposed disclosure rules that require or under the name ‘BHP Group Limited’ and trades under that name. would require enhanced climate-related and broader sustainability-related – BHP Group Limited remains the ultimate holding company of and disclosures. For example, in Australia, the Federal Government legislation continues to ultimately manage and control the companies conducting implementing a mandatory annual climate-related financial disclosure the businesses that are presently conducted by the subsidiaries of BHP regime and associated auditing and assurance requirements was passed Group Limited, including the Minerals and Services businesses, for so into law in September 2024 and BHP’s first reporting period under this long as those businesses form part of the BHP Group. regime commenced on 1 July 2025. There is also growing focus on – The headquarters of BHP Group Limited (including the BHP Group’s mandatory corporate due diligence and reporting on climate-related and corporate head offices) are in Australia. broader sustainability-related issues in the entity’s own operations and value – The Chief Executive Officer of BHP Group Limited has their principal chain. For example, the European Union (EU) Corporate Sustainability Due office in Australia. Diligence Directive will require in-scope companies to conduct human rights and environmental due diligence on the company’s own operations and – The centre of administrative and practical management of BHP Group certain of their business partners’ chains of activities, with application timing Limited is in Australia and BHP Group Limited’s corporate head office subject to implementation through EU Member State laws. activities, of the kind presently carried on in Australia, continue to be Our business is also subject to a number of regulations and legal managed in Australia. developments relating to employee relations, including industrial relations – The headquarters of BHP Group Limited is publicly acknowledged developments in Australia and other developments described in OFR 9.4 as being in Australia in significant public announcements and in all and 9.5. public documents. From time to time, certain trade actions, such as sanctions, tariffs and – The Chief Executive Officer of BHP Group Limited has their principal other trade restrictions, including responses to the same, are adopted place of residence in Australia. by the United Nations (UN) Security Council and/or various governments, – The majority of all regularly scheduled Board meetings of BHP Group including in the United Kingdom, the United States, the EU, China and Limited in any calendar year occur in Australia. Australia against certain countries, entities or individuals, which may restrict our ability to sell extracted minerals or other products to, or purchase goods or services from, those countries, entities or individuals, or otherwise affect the market for our products. Shareholding limits Under current Australian legislation, the payment of any dividends, interest or other payments by BHP Group Limited to non-resident holders of BHP Group Limited’s shares is not restricted by exchange controls or other limitations, except that in certain circumstances, BHP Group Limited may be required to withhold Australian taxes. From time to time, certain sanctions are adopted by the UN Security Council and/or various governments, including in the United Kingdom, the United States, the EU and Australia. Those sanctions prohibit, or in some cases impose, certain approval and reporting requirements on transactions involving sanctioned countries, entities and individuals and/or assets controlled or owned by them. Certain transfers into or out of Australia of amounts of A$10,000 or more in any currency may also be subject to reporting requirements.

238 BHP Annual Report 2026 10 Glossary 10.1 Mining-related terms Grade or Quality Any physical or chemical Mineral Resources A concentration or AIG The Australian Institute of Geoscientists. measurement of the characteristics of the occurrence of solid material of economic interest material of interest in samples or product. in or on the Earth’s crust in such form, grade (or APEGS Association of Professional Engineers Greenfield The development or exploration quality) and quantity that there are reasonable and Geoscientists of Saskatchewan. located outside the area of influence of existing prospects for eventual economic extraction. mine operations/infrastructure. The location, quantity, grade (or quality), AusIMM The Australasian Institute of Mining continuity and other geological characteristics and Metallurgy. Hypogene Sulphide Hypogene mineralisation of a Mineral Resource are known, estimated or Beneficiation The process of physically is formed by fluids at high temperature interpreted from specific geological evidence separating ore from waste material prior to and pressure derived from magmatic and knowledge, including sampling (JORC subsequent processing of the improved ore. activity. Copper in Hypogene Sulphide is Code, 2012 Edition). mainly provident from the copper bearing Bituminous Coal of intermediate rank with Mineralisation Any single mineral or mineral chalcopyrite and higher metal relatively high carbon content. combination of minerals occurring in a mass, recoveries are achieved via grinding/flotation Block cave An area resulting from an concentration processes. or deposit, of economic interest. underground mining method where the orebody Mixed (material type) Refer to Indicated (Mineral) Resources That part of is undermined to make it collapse under its Transitional Sulphide. a Mineral Resource for which quantity, grade own weight. (or quality), densities, shape and physical Modifying Factors Considerations used to Brownfield The development or exploration characteristics are estimated with sufficient convert Mineral Resources to Ore Reserves. located inside the area of influence of existing confidence to allow the application of Modifying These include, but are not restricted to, mining, mine operations which can share infrastructure/ Factors in sufficient detail to support mine processing, metallurgical, infrastructure, management. planning and evaluation of the economic viability economic, marketing, legal, environmental, Coal Reserves Equivalent to Ore Reserves, of the deposit (JORC Code, 2012 Edition). social and governmental factors. but specifically concerning coal. Inferred (Mineral) Resources That part of Net Smelter Return (NSR) An estimate of Coal Resources Equivalent to Mineral a Mineral Resource for which quantity and revenue derived from the sale of products Resources, but specifically concerning coal. grade (or quality) are estimated on the basis and concentrates following the application of Coking coal Used in the manufacture of coke, of limited geological evidence and sampling. metallurgical recoveries and deducting transport which is used in the steelmaking process by Geological evidence is sufficient to imply but not costs, treatment and refining charges, penalties virtue of its carbonisation properties. Coking coal verify geological and grade (or quality) continuity and royalties. may also be referred to as steelmaking coal or (JORC Code, 2012 Edition). Open-cut (OC) Surface working in which the metallurgical coal. In situ Situated in the original place. working area is kept open to the sky. Competent Person A minerals industry JORC The Australasian Joint Ore Ore Reserves The economically mineable professional who is a Member or Fellow of The Reserves Committee. part of a Measured and/or Indicated Mineral Australasian Institute of Mining and Metallurgy, JORC Code A set of minimum standards, Resource. It includes diluting materials and or of the Australian Institute of Geoscientists, recommendations and guidelines for public allowances for losses, which may occur when or of a ‘Recognised Professional Organisation’ reporting in Australasia of Exploration Results, the material is mined or extracted and is defined (RPO), as included in a list available on the Mineral Resources and Ore Reserves. by studies at Pre-Feasibility or Feasibility JORC and ASX websites. These organisations The guidelines are defined by JORC, which is level as appropriate that include application of have enforceable disciplinary processes, sponsored by the Australian mining industry and Modifying Factors. Such studies demonstrate including the powers to suspend or expel a its professional organisations. that, at the time of reporting, extraction member. A Competent Person must have a could reasonably be justified (JORC Code, Leaching The process by which a soluble metal 2012 Edition). minimum of five years’ relevant experience in the can be economically recovered from minerals style of mineralisation or type of deposit under PEGBC Association of Professional in ore by dissolution. consideration and in the activity that the person LOI (loss on ignition) A measure of the Engineers and Geoscientists of the Province is undertaking (JORC Code, 2012 Edition). percentage of volatile matter (liquid or gas) of British Columbia. Copper cathode Electrolytically refined copper P.Eng. Professional Engineer. contained within a mineral or rock. LOI is that has been deposited on the cathode of an determined to calculate loss in mass when PEO Professional Engineers Ontario. electrolytic bath of acidified copper sulphate subjected to high temperatures. P.Geo. Professional Geoscientist. solution. The refined copper may also be MAIG Member of the Australian Institute produced through leaching and electrowinning. of Geoscientists. PGO Professional Geoscientists of Ontario. Cut-off grade A nominated grade above which Marketable (Coal) Reserves Represents Probable (Ore) Reserves The economically an Ore Reserve or Mineral Resource is defined. beneficiated or otherwise enhanced coal product mineable part of an Indicated and, in some For example, the lowest grade of mineralised where modifications due to mining, dilution and circumstances, a Measured Mineral Resource. material that qualifies as economic for estimating processing have been considered, must be The confidence in the Modifying Factors an Ore Reserve. publicly reported in conjunction with, but not applying to a Probable Ore Reserve is lower Electrowinning/electrowon An electrochemical than that applying to a Proved Ore Reserve. instead of, reports of Coal Reserves. The basis Consideration of the confidence level of the process in which metal is recovered by of the predicted yield to achieve Marketable Modifying Factors is important in conversion of dissolving a metal within an electrolyte and Coal Reserves must be stated (JORC Code, Mineral Resources to Ore Reserves. A Probable plating it onto an electrode. 2012 Edition). Ore Reserve has a lower level of confidence Energy coal Used as a fuel source in electrical MAusIMM Member of the Australasian Institute than a Proved Ore Reserve but is of sufficient power generation, cement manufacture and of Mining and Metallurgy. quality to serve as the basis for a decision on various industrial applications. Energy coal may MAusIMM-CP Member of the Australasian the development of the deposit (JORC Code, also be referred to as steaming or thermal coal. Institute of Mining and Metallurgy – 2012 Edition). FAusIMM Fellow of the Australasian Institute of Chartered Professional. Proved (Ore) Reserves The economically Mining and Metallurgy. Measured (Mineral) Resources That part of mineable part of a Measured Mineral Resource. Flotation A method of selectively recovering A Proved Ore Reserve implies a high degree of a Mineral Resource for which quantity, grade minerals from finely ground ore using a froth confidence in the Modifying Factors. A Proved (or quality), densities, shape and physical created in water by specific reagents. In the Ore Reserve represents the highest confidence characteristics are estimated with confidence flotation process, certain mineral particles category of reserve estimate and implies a sufficient to allow the application of Modifying are induced to float by becoming attached to high degree of confidence in geological and Factors to support detailed mine planning and bubbles of froth and the unwanted mineral grade continuity, and the consideration of the final evaluation of the economic viability of the particles sink. Modifying Factors. The style of mineralisation deposit (JORC Code, 2012 Edition). Full SaL A processing technology that allows or other factors could mean that Proved Ore Metallurgical coal A broader term than Reserves are not achievable in some deposits the extraction of copper using chlorine-assisted coking coal, which includes all coals used (JORC Code, 2012 Edition). leaching predominantly for sulphidic material. in steelmaking, such as coal used for the pulverised coal injection process. May also be referred to as steelmaking coal.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 239 RM Registered member. 10.2 Terms used in reserves t tonne ROM (run of mine) Run of mine product mined and resources tCO2-e tonnes of carbon dioxide equivalent in the course of regular mining activities. Tonnes include allowances for diluting materials Ag silver t/h tonnes per hour and for losses that occur when the material AI O alumina toz troy ounce is a unit of measure is mined. 2 3 of precious metals Slag A by-product of smelting after the desired Ash inorganic material remaining tpa tonnes per annum metal has been extracted from its ore. after combustion Au gold tpd tonnes per day SLC (sub-level cave) An area within an wmt wet metric tonnes underground mine which uses the sub-level cave Cu copper method. This is where an orebody is extracted CuT total copper from the upper horizons first and mining CV calorific value 10.4 Other terms progresses downwards level by level. SME Society for Mining, Metallurgy & Fe iron 2030 goals Our aspirational goals for Exploration. FY2030 under the pillars of our 2030 social Insol. insolubles value scorecard: Decarbonisation; Healthy Smelting The process of extracting metal from K2O potassium oxide environment; Indigenous partnerships; Safe, its ore by heating and melting. inclusive and future-ready workforce; Thriving, Solvent extraction A method of separating one KCl potassium chloride empowered communities; and Responsible LOI loss on ignition or more metals from a leach solution by treating LPL Lower Patience Lake supply chains. with a solvent that will extract the required metal, AI Artificial intelligence. leaving the others. The metal is recovered from (stratigraphic unit) AASB The Australian Accounting Standards the solvent by further treatment. Met metallurgical coal Board, which issues accounting standards and SP (stockpile) An accumulation of ore or mineral MgO magnesium oxide sustainability reporting standards. built up when demand slackens or when the Mo molybdenum treatment plant or beneficiation equipment is AASB S2 The Australian Sustainability incomplete or temporarily unable to process NaCl halite Reporting Standard AASB S2: Climate-related the mine output; any heap of material formed to Ni nickel Disclosures issued by the Australian Accounting create a buffer for loading or other purposes or Standards Board. NSR Net smelter return material dug and piled for future use. Activity data (in relation to greenhouse P phosphorous gas (GHG) emissions data) A quantitative Supergene Sulphide Supergene is a term used to describe near-surface processes and Pc phosphorous in concentrate measure of a level of activity that results in their products, formed at low temperature and S sulphur GHG emissions. Activity data is multiplied by pressure by the activity of meteoric or surface an energy and/or emissions factor to derive SCu soluble copper the energy consumption and GHG emissions water. Copper in Supergene Sulphide is mainly SiO2 silica associated with a process or an operation. provident from the copper bearing minerals chalcocite and covellite and is amenable to Th thermal coal Examples of activity data include kilowatt-hours both grinding/flotation concentration and of electricity used, quantity of fuel used, output leaching processes. U3O8 uranium oxide of a process, hours equipment is operated, Tailings Those portions of washed or milled ore VM volatile matter distance travelled and floor area of a building. Zn zinc Adjusted (in respect to GHG emissions that are too poor to be treated further or remain after the required metals and minerals have data) Adjusted means calculated to present been extracted. the GHG emissions data for a time period 10.3 Units of measure (such as a baseline year or reporting year) as Total (Mineral) Resources The sum of Inferred, though relevant changes took effect from the Indicated and Measured Mineral Resources. % percentage or per cent start of that period even though they occurred Total (Ore) Reserves The sum of Proved and Bt billion tonnes during or not until after the end of the period. Probable Ore Reserves. Unless expressly stated otherwise, relevant CO2-e carbon dioxide equivalent Transitional Sulphide Transitional Sulphide dmt dry metric tonne changes are all acquisitions, divestments and/ is a term used to describe the zone of or GHG emission calculation methodology mineralisation that is a gradation between GJ gigajoule changes. For example, when we adjust the Supergene Sulphide and Hypogene Sulphide FY2020 baseline year for our operational g/t grams per tonne resulting from the incomplete development of kcal/kg kilocalories per kilogram GHG emission target and goal to compare our the former as it overprints the latter. This results adjusted FY2026 performance data against it: in a more irregular distribution of the three kg/t kilograms per tonne – the FY2020 data is presented with Scopes main copper bearing minerals and is amenable km kilometre 1 and 2 emissions for operated assets that to both grinding/flotation concentration and have been acquired or divested by BHP kt kilotonnes leaching processes. added or removed (respectively), and applying ktoz thousand troy ounces methodology changes that took effect, TSF Tailings storage facility/facilities. ktpa kilotonnes per annum between 1 July 2019 and 30 June 2026; and Underground (UG) Below the surface mining activities. ktpd kilotonnes per day – the FY2026 data is presented as though any kV kilovolt acquisitions, divestments and/or methodology Wet tonnes Production is usually quoted in changes that occurred during the year took terms of wet metric tonnes (wmt). To adjust from kWh kilowatt hour effect from the start of the year wmt to dry metric tonnes (dmt) a factor is applied lb pound based on moisture content. This enables a ‘like for like’ comparison that m metre provides the information most relevant to Yield The percentage of material of interest that assessing progress against our GHG emissions m3 cubic metre is extracted during mining and/or processing. targets and goals. Also see the definition ML megalitre for Unadjusted. Mt million tonnes Adjustments (in respect of our GHG emissions MtCO2-e million tonnes of carbon targets and goals) Calculations to present dioxide equivalent GHG emissions data on an adjusted basis. Mtpa million tonnes per annum ADR (American Depositary Receipt) An MW megawatt instrument evidencing American Depositary Shares or ADSs, which trades on a stock oz ounce exchange in the United States. PJ petajoule ppm parts per million

240 BHP Annual Report 2026 10 Glossary continued ADS (American Depositary Share) A share BMA The BHP Mitsubishi Alliance. Community concern Broadly classified as issued under a deposit agreement that has Board The Board of Directors of BHP. any communication to BHP by a member of been created to permit US-resident investors the community where an issue has not yet to hold shares in non-US companies and, if BOS BHP Operating System. necessarily occurred but has the potential/ listed, trade them on the stock exchanges in the CAF BHP’s Capital Allocation Framework. likelihood to escalate into a formal complaint. United States. ADSs are evidenced by American Carbon credit The reduction or removal of Company BHP Group Limited and Depositary Receipts, or ADRs, which are the carbon dioxide, or the equivalent amount of a its subsidiaries. instruments that, if listed, trade on a stock different GHG, using a process that measures, exchange in the United States. Continuing operations Assets/operations/ tracks and captures GHGs to compensate for entities that are owned and/or operated by BHP, Areas of highest ecosystem value Natural an entity’s GHG emissions emitted elsewhere. excluding assets/operations/entities classified as habitat and critical habitat. Critical habitat Credits may be generated through projects in Discontinued operations. includes habitat supporting, or with the potential which GHG emissions are avoided, reduced or to support, threatened species and ecosystems, removed from the atmosphere or permanently CTAP 2024 BHP’s second Climate Transition endemic or restricted-range species, and/or stored (sequestration). Carbon credits are Action Plan, published on 27 August 2024. migratory or congregatory species. generally created and independently verified in Discontinued operations Assets/operations/ ASIC (Australian Securities and Investments accordance with either a voluntary program or entities that have either been disposed of or are Commission) The Australian Government under a regulatory program. The purchaser of a classified as held for sale in accordance with agency that enforces laws relating to companies, carbon credit can ‘retire’ or ‘surrender’ it to claim IFRS 5/AASB 5 Non-current Assets Held for securities, financial services and credit in order the underlying reduction towards their own GHG Sale and Discontinued operations. to protect consumers, investors and creditors. emissions reduction targets or goals or to meet DLC (Dual Listed Company) BHP’s Dual Listed legal obligations, which is also referred to as Company structure had two parent companies Assets Assets are a set of one or more carbon offsetting or offsetting. geographically proximate operations (BHP Group Limited and BHP Group Plc (now (including open-cut mines and underground We define regulatory carbon credits to mean known as BHP Group (UK) Ltd)) operating mines). Assets include our operated and carbon credits used to offset GHG emissions as a single economic entity as a result of the non-operated assets. for regulatory compliance in our operational DLC merger. The DLC structure was unified locations (such as the Safeguard Mechanism on 31 January 2022. ASX (Australian Securities Exchange) ASX is a in Australia). multi-asset class vertically integrated exchange DLC merger The Dual Listed Company merger group that functions as a market operator, We define voluntary carbon credits to mean between BHP Group Limited and BHP Group clearing house and payments system facilitator. carbon credits generated through projects that Plc (now known as BHP Group (UK) Ltd) on It oversees compliance with its listing and reduce or remove GHG emissions outside 29 June 2001. operating rules, promotes standards of corporate the scope of regulatory compliance (including Ecosystem A dynamic complex of plant, governance among Australia’s listed companies Australian Carbon Credit Units not used for animal and microorganism communities and and helps educate retail investors. regulatory compliance). the non-living environment, interacting as Australian Carbon Credit Units Australian Carbon dioxide equivalent The universal unit a functional unit. (Convention on Biological Carbon Credit Units issued by the Australian of measurement to indicate the global warming Diversity (1992) Article 2; Intergovernmental Government through a regulatory framework potential (GWP) of each GHG, expressed Science-Policy Platform on Biodiversity and established under the Carbon Credit (Carbon in terms of the GWP of one unit of carbon Ecosystem Services (2019) Global Assessment Farming Initiative) Act 2011. dioxide. It is used to evaluate releasing (or Report on Biodiversity and Ecosystem Services). avoiding releasing) different GHGs against Ecosystem services The contributions of Australian Corporations Act 2001 Corporations a common basis. Act 2001 (Cth). ecosystems to the benefits that are used in Carbon neutral Making or resulting in no net economic and other human activity. (United Baseline/baseline year (in relation to GHG release of GHG emissions into the atmosphere, Nations et al. (2021) System of Environmental-emissions targets and goals) A year used as including as a result of offsetting. Carbon neutral Economic Accounting – Ecosystem Accounting). a basis to compare and measure performance includes all those GHG emissions as defined for of future years. ELT (Executive Leadership Team) The BHP reporting purposes. Executive Leadership Team directly reports to BHP BHP Group Limited and its subsidiaries. CBWT (context-based water targets) the Chief Executive Officer and is responsible for BHP Group Limited BHP Group Limited. Context-based water targets aim to address the day-to-day management of BHP and leading BHP Group Limited share A fully paid ordinary the water challenges shared by BHP and other the delivery of our strategic objectives. share in the capital of BHP Group Limited. stakeholders in the regions where we operate. Emission factor A factor that converts activity These targets are informed by WRSAs, and data into GHG emissions data (e.g. kg CO -e BHP Group Limited shareholders The holders our own internal catchment assessment of emitted per GJ of fuel consumed, kg CO -e 2 of BHP Group Limited shares. water-related risks and opportunities. emitted per kWh of electricity used). 2 BHP Group Plc BHP Group Plc (now known CMD Coal mine dust. as BHP Group (UK) Ltd) and its subsidiaries. Energy (in relation to BHP) Energy means all CEO Water Mandate The CEO Water forms of energy products where ‘energy products’ BHP Group Plc share A fully paid ordinary share Mandate is a UN Global Compact initiative means combustible fuels, heat, renewable in the capital of BHP Group Plc (now known as that mobilises business leaders on water, energy, electricity or any other form of energy BHP Group (UK) Ltd). sanitation and the Sustainable Development from operations that are owned or controlled by BHP Group Plc shareholders The holders of Goals. Companies that endorse the CEO Water BHP. The primary sources of energy consumption BHP Group Plc shares (prior to unification of Mandate commit to continuous progress against come from fuel consumed by haul trucks at our the DLC structure). six core elements of their water stewardship operated assets, as well as purchased electricity BHP Group (UK) Ltd BHP Group (UK) Ltd practice and in so doing, better understand used at our operated assets. (formerly known as BHP Group Plc) and and manage their own water risks. The six core Entrained (in relation to water) Entrained water its subsidiaries. areas are: Direct Operations, Supply Chain & includes water incorporated into product and/or Watershed Management, Collective Action, waste streams, such as tailings, that cannot be BHP shareholders In the context of BHP’s Public Policy, Community Engagement and easily recovered. financial results, BHP shareholders refers to Transparency. BHP is an active signatory of the holders of shares in BHP Group Limited. Biofuel A fuel, usually a liquid fuel, produced the Mandate. Commercial Our Commercial function seeks from renewable biological feedstock sources, to maximise commercial and social value while such as plant material, vegetation or minimising costs across the end-to-end supply agricultural waste. Biodiversity The variability among living chain. The function is organised around core organisms from all sources, including inter alia, activities in our value chain. Community complaint A verbal or written terrestrial, marine and other aquatic ecosystems notification made to BHP by a member of the and the ecological complexes of which they community relating to an alleged adverse impact are part; this includes diversity within species, on the community arising from BHP’s activities between species and of ecosystems. (Convention and/or employee or contractor behaviour in part on Biological Diversity (1992) Article 2). or in whole.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 241 Equity share approach (in relation to GHG GRI (Global Reporting Initiative) The Global Land disturbed Land that is physically impacted emissions data) A consolidation approach Reporting Initiative works with businesses and by the activities of the business that substantially whereby a company accounts for GHG governments to understand and communicate alters the pre-existing habitats and land cover. emissions from operations according to its share their impact on critical sustainability issues. Land owned, leased or managed Includes of equity in the operation. The equity share Groundwater Water beneath the earth’s surface, mining tenements, exploration leases, quarries, reflects economic interest, which is the extent of including beneath the seabed, which fills pores ports, load out facilities, desalination plants, wind rights a company has to the risks and rewards or cracks between porous media, such as soil, farms, leasehold land, freehold land, agricultural flowing from an operation. Also see the definition rock, coal and sand, often forming aquifers. land, offshore operations, easements, areas for Operational control approach. Groundwater may be abstracted for use from where BHP holds sub-surface rights only, areas ESG Environmental, social and governance. bore fields or accessed via dewatering to managed by BHP through agreements with third Executive KMP (Key Management Personnel) access ore. For accounting purposes, water parties and areas managed for conservation-Executive Key Management Personnel includes that is entrained in the ore can be considered regulatory (e.g. offset areas). This includes the Executive Director (our CEO), the Chief as groundwater. greenfield exploration licences (or equivalent Financial Officer, the President Australia and Group BHP Group Limited and its subsidiaries. tenements), which are outside the area of the President Americas. It does not include the influence of our existing mine operations. GWP (Global Warming Potential(s)) A factor Non-executive Directors (on our Board). describing the radiative forcing impact (degree Land under rehabilitation Land where necessary Fugitive methane emissions Methane emissions of harm to the atmosphere) of one unit of a given treatment has been undertaken to achieve the that are not physically controlled but result GHG relative to one unit of CO . BHP currently pre-disturbance land use or an alternate land from the intentional or unintentional releases uses GWP from the Intergovernmental 2 Panel on use developed in consultation with stakeholders, of methane from coal mining. Climate Change (IPCC) Assessment Report 5 and where no further land disturbance is (AR5) based on a 100-year timeframe. planned other than maintenance activities. Functions Functions operate along global reporting lines to provide support to all areas HPI (high potential injuries) High potential Legacy assets Legacy assets refer to those of the organisation. Functions have specific injuries are recordable injuries and first aid BHP operated assets, or part thereof, located in accountabilities and deep expertise in areas cases where there was the potential for a fatality. the Americas that are in the closure phase. such as finance, legal, governance, technology, ICMM (International Council on Mining and LME (London Metal Exchange) A major futures human resources, corporate affairs, health, Metals) The International Council on Mining and exchange for the trading of industrial metals. safety and community. Metals is an international organisation dedicated Location-based (in relation to reporting GHG Future-facing commodity A commodity that to a safe, fair and sustainable mining and emissions data) Scope 2 emissions based on BHP determines to be positively leveraged in the metals industry. average energy generation emission factors energy transition and broader global response ICMM Nature Position Statement This position for defined geographic locations, including to climate change, with potential for decades- statement sets out ICMM members’ approach local, subnational, or national boundaries (i.e. long demand growth to support emerging global to contributing to a nature-positive future guided grid factors). In the case of a direct line transfer, trends like electrification and decarbonisation. by the Kunming-Montreal Global Biodiversity the location-based emissions are equivalent to Currently, the major commodities in the BHP Framework (GBF) 2030 targets and ICMM’s the market-based emissions. portfolio that fall within this criterion include existing commitments in relation to Indigenous Lower GHG emission(s) (for shipping) Capable copper and potash. peoples, climate change, water and respecting of between 5 per cent to 80 per cent lower GHG Gearing ratio The ratio of net debt to net debt human rights in accordance with the United emissions intensity (gCO2 -e/joule) on a well-to-plus net assets. Nations Guiding Principles on Business and wake basis compared to conventional fossil fuels GHG (greenhouse gas) For BHP reporting Human Rights (UNGPs). used in shipping. purposes, these are the aggregate IFRS (International Financial Reporting Lower GHG emission(s) (other than shipping anthropogenic carbon dioxide equivalent Standards) Accounting standards as issued by fuels) Capable of lower absolute GHG emissions of carbon dioxide (CO2), methane the International Accounting Standards Board. emissions or GHG emissions intensity than the (CH4), nitrous oxide (N2O), hydrofluorocarbons Indigenous Peoples Policy Statement current state or the conventional or incumbent (HFCs), perfluorocarbons (PFCs) and sulphur Articulates BHP’s approach to engaging with technology, as applicable. hexafluoride (SF6). Nitrogen trifluoride (NF3) and supporting Indigenous peoples. Low to zero GHG emission(s) (for energy products GHG emissions are currently not relevant for other than shipping fuels) BHP reporting purposes. GHG emissions in this IPCC (Intergovernmental Panel on Climate Change) The Intergovernmental Panel on Capable of between 90 per cent to 100 per Annual Report are presented in tonnes CO2-e or cent lower GHG emissions intensity during its multiples, unless otherwise stated. Climate Change is the United Nations body for assessing the science related to climate change. generation and/or combustion (as applicable) GISTM Global Industry Standard on compared to conventional fossil fuel generation Tailings Management. IUCN (International Union for Conservation and/or combustion. of Nature) The International Union for Goal (for BHP with respect to GHG emissions) Conservation of Nature is an international Low to zero GHG emission(s) (for An ambition to seek an outcome for which there organisation working in the field of nature shipping) Capable of between 81 per cent to 100 is no current pathway(s), but for which efforts are conservation and sustainable use of per cent lower GHG emissions intensity (gCO2-e/ being made or will be pursued towards addressing natural resources. joule) on a well-to-wake basis compared to that challenge, subject to certain assumptions or conventional fossil fuels used in shipping. conditions. Such efforts may include the resolution KMP (Key Management Personnel) Key Management Personnel includes the roles Market-based method (in relation to reporting of existing potential or emerging pathways. GHG emissions data) Scope 2 emissions based which have the authority and responsibility for Goals of the Paris Agreement The central planning, directing and controlling the activities on the generator(s) supplying the electricity (and objective of the Paris Agreement is its long-term of BHP. These are Non-executive Directors, the therefore the generation fuel mix from which temperature goal to hold the global average CEO, the Chief Financial Officer, the President the reporter contractually purchases electricity temperature increase to well below 2°C above Australia, and the President Americas. and/or is directly provided electricity via a direct pre-industrial levels and pursue efforts to line transfer). limit the temperature increase to 1.5°C above KPI (key performance indicator) Used to measure the performance of the Group, MFL (Maximum Foreseeable Loss) The MFL pre-industrial levels. is the estimated impact to BHP if a risk were individual businesses and executives in any Green ammonia Ammonia produced by one year. to materialise in a worst-case scenario without synthetically combining nitrogen with low to zero regard to probability and assuming all controls GHG emission hydrogen (ammonia synthesis) Kunming-Montreal Global Biodiversity are ineffective. using renewable or other low to zero GHG Framework The Kunming-Montreal Global Biodiversity Framework is a set of targets and Nature The natural world, with an emphasis emissions electricity. on the diversity of living organisms (including goals adopted by the 15th Conference of Parties Grievance An event or community complaint (COP15) to the United Nations Convention on people) and their interactions among themselves relating to an adverse impact/event that has Biological Diversity (CBD) in December 2022 and with their environment. (TNFD Glossary of escalated to the point where a third-party that aims to address the loss of biodiversity and Key Terms Version 6.0). intervention or adjudication is required to restore natural ecosystems by 2030. resolve it.

242 BHP Annual Report 2026 10 Glossary continued Nature-positive A global societal goal defined Operated assets Operated assets are our Record date (in relation to dividends) The date, as ‘halt and reverse nature loss by 2030 on a assets (including those under exploration, determined by a company’s board of directors, 2020 baseline, and achieve full recovery by projects in development or execution phases, by when an investor must be recorded as 2050’ (Taskforce on Nature-related Financial sites and operations that are closed or in an owner of shares in order to qualify for a Disclosures (TNFD) Glossary of Key Terms the closure phase) that are wholly owned forthcoming dividend. Version 6.0). and operated by BHP or that are owned as a Reference year (for a BHP GHG emissions target Net zero (for a BHP GHG emissions target, BHP-operated joint venture. References in this or goal) A year used to track progress towards goal or pathway, or similar) Net zero includes Annual Report to a ‘joint venture’ are used for GHG emissions targets and goals. It is not a the use of carbon credits as governed by BHP’s convenience to collectively describe assets that baseline for GHG emissions targets and goals. approach to carbon offsetting, available at are not wholly owned by BHP. Such references are not intended to characterise the legal RIGI Argentina’s incentive regime for bhp.com/climate. large investments. relationship between the owners of the asset. Net zero (for industry sectors, the global Safeguard Mechanism A mechanism established economy, transition or future, or similar) Net zero Operational control approach (in relation to GHG emissions data) A consolidation approach in Australia under the National Greenhouse and refers to a state in which the GHGs (as defined Energy Reporting Act 2007 to keep certain GHG in this Glossary) going into the atmosphere are whereby a company accounts for 100 per cent of the GHG emissions over which it has emissions at or below legislated limits, known balanced by removal out of the atmosphere. as baselines, for Australia’s largest industrial operational control (a company is considered to Near zero emissions (for steelmaking or have operational control over an operation if it facilities. Reforms to the Safeguard Mechanism ironmaking) 0.40 tonnes of CO2-e per tonne of or one of its subsidiaries has the full authority to that applied from 1 July 2023 are intended to crude steel for 100 per cent ore-based production introduce and implement its operating policies reduce Scope 1 emissions at Australia’s largest (no scrap), as defined by the International Energy at the operation). It does not account for GHG industrial facilities on a trajectory consistent with Agency (IEA) and implemented in Responsible emissions from operations in which it owns an achieving Australia’s GHG emission reduction Steel International Standard V2.0 (‘near zero’ interest but does not have operational control. targets of 43 per cent below 2005 levels by 2030 performance level 4 threshold). IEA (2022), Also see the definition for Equity share approach. and net zero by 2050. Facilities that exceed their Achieving Net Zero Heavy Industry Sectors progressively declining legislated baselines may in G7 Members, IEA, Paris, License: CC BY Operational GHG emissions Our operational apply Australian Carbon Credit Units to meet the 4.0, which also describes the boundary for the GHG emissions are the Scope 1 emissions and compliance obligations. emission intensity calculation (including in relation Scope 2 emissions from our operated assets. SASB (Sustainability Accounting Standards to upstream emissions). Operations Open-cut mines, underground Board) The Sustainability Accounting Standards NGER (National Greenhouse and Energy mines and processing facilities, which in the Board is a non-profit organisation that develops Reporting Scheme) The Australian National case of BHP are within our operated assets. standards focused on the financial impacts Greenhouse and Energy Reporting scheme OZ Minerals Brazil assets Former OZ Minerals of sustainability. is a single national framework for reporting Brazil operations, projects and exploration Scope 1 emissions (GHG emissions) Scope 1 and disseminating company information about tenements located in Brazil and acquired as part emissions are direct GHG emissions from GHG emissions, energy production, energy of the acquisition of OZ Minerals completed on operations that are owned or controlled by the consumption and other information specified 2 May 2023. reporting company. For BHP, these are primarily under the National Greenhouse and Energy Paris Agreement The Paris Agreement is an GHG emissions from fuel consumed by haul Reporting Act 2007. agreement between countries party to the United trucks at our operated assets, as well as fugitive NOJV (non-operated asset/non-operated Nations Framework Convention on Climate methane emissions from coal production at our joint venture) Non-operated assets/ Change to strengthen efforts to combat climate operated assets. non-operated joint ventures are our interests change and adapt to its effects, with enhanced Scope 2 emissions (GHG emissions) Scope 2 in assets that are owned as a joint venture support to assist developing countries to do so. emissions are indirect GHG emissions from the but not operated by BHP. References in this Partner, partnership, to partner (or similar) A generation of purchased or acquired electricity, Annual Report to a ‘joint venture’ are used for reference used for convenience to describe steam, heat or cooling that is consumed by convenience to collectively describe assets that relationships intended to be collaborative and/ operations that are owned or controlled by the are not wholly owned by BHP. Such references or mutually beneficial. Such references are not reporting company. BHP’s Scope 2 emissions are not intended to characterise the legal intended to characterise the legal relationship have been calculated using the market-based relationship between the owners of the asset. between the parties, unless stated otherwise. method and the location-based method, NSWEC New South Wales Energy Coal. PEELP Argentina’s Long-Term Strategic Export as specified. Occupational illness An illness that occurs as Projects designation. Scope 3 emissions (GHG emissions) Scope 3 a consequence of work-related activities or Petroleum (asset group) A group of oil and emissions are all other indirect GHG emissions exposure. It includes acute or chronic illnesses gas assets formerly operated by BHP before (not included in Scope 2 emissions) that occur in or diseases, which may be caused by inhalation, its merger with Woodside in June 2022. the reporting company’s value chain. For BHP, absorption, ingestion or direct contact. Petroleum’s core production operations were these are primarily emissions resulting from our OECD Organisation for Economic Co-operation located in the US Gulf of Mexico, Australia and customers using and processing the commodities and Development. Trinidad and Tobago. Petroleum produced crude we sell, as well as upstream emissions oil and condensate, gas and natural gas liquids. associated with the extraction, production and OELs (occupational exposure limits) An OEL is transportation of the goods, services, fuels and an upper limit on the acceptable concentration Physical climate-related risk Acute risks that are energy we purchase for use at our operations; of a hazardous substance in workplace air event-driven, including increased severity and/ emissions resulting from the transportation and for a particular material or class of materials. or frequency of extreme climatic events and distribution of our products; and operational OELs may also be set for exposure to physical chronic risks resulting from longer-term changes emissions (on an equity basis) from our non-agents, such as noise, vibration or radiation. in climate patterns. operated joint ventures. Offsetting (in relation to GHG emissions) The PPA (power purchase agreement) An agreement SEC (United States Securities and Exchange use of carbon credits. Refer to the definition of between a vendor and purchaser for the sale Commission) The US regulatory commission that carbon credit. of electricity, which may be wholly or partially aims to protect investors, maintain fair, orderly and OFR BHP’s Operating and Financial Review for renewable or other low to zero GHG emissions efficient markets and facilitate capital formation. the year ended 30 June 2026. energy and either physically supplied directly to the purchaser or for supply from an electricity grid. Shareplus BHP’s all-employee share Onshore US BHP’s Petroleum asset (divested purchase plan. in the year ended 30 June 2019) in four US PPE (personal protective equipment) PPE shale areas (Eagle Ford, Permian, Haynesville means anything used or worn to minimise risk and Fayetteville), where we produced oil, to a worker’s health and safety, including air condensate, gas and natural gas liquids. supplied respiratory equipment. PoC Proof-of-concept.

Operating and Financial Review Sustainability Report Governance Financial Statements Additional Information 243 Social investment Social investment is our Transition risk (climate-related) Risks that arise Underlying EBITDA Earnings before net voluntary contribution towards projects from existing and emerging policy, regulatory, finance costs, depreciation, amortisation and or donations with the primary purpose of legal, technological, market and other societal impairments, taxation expense, Discontinued contributing to the resilience of the communities responses to the challenges posed by climate operations and any exceptional items. where we operate and the environment, aligned change and the transition to a net zero Underlying EBITDA includes BHP’s share with our broader business priorities. global economy. of profit/(loss) from investments accounted Social value Our positive contribution to society TRIF (total recordable injury frequency) The for using the equity method including net through the creation of mutual benefit for BHP, sum of (fatalities + lost-time cases + restricted finance costs, depreciation, amortisation and our shareholders, Indigenous partners and the work cases + medical treatment cases) x impairments and taxation expense/(benefit). broader community. 1,000,000 ÷ actual hours worked. Stated in units For more information refer to OFR 8. South32 During FY2015, BHP demerged of per million hours worked. BHP adopts the US Unification The unification of BHP’s corporate a selection of our alumina, aluminium, coal, Government Occupational Safety and Health structure under BHP Group Limited as effected manganese, nickel, silver, lead and zinc assets Administration guidelines for the recording and on 31 January 2022. into a new company – South32 Limited. reporting of occupational injury and illnesses. Unit costs One of the financial measures BHP TRIF statistics exclude non-operated assets. uses to monitor the performance of individual Steelmaking coal Metallurgical coal of a sufficient high quality (grade) that it is suitable TSR (total shareholder return) Measures the assets. Unit costs are calculated as ratio of for use in steelmaking. Refer to Additional return delivered to shareholders over a certain net costs of the assets to the equity share of information 10.1 for the definition of metallurgical period through the movements in share price sales tonnage. Net costs is defined as revenue coal and coking coal. and dividends paid (which are assumed to be less Underlying EBITDA and excluding freight, reinvested). It is the measure used to compare and other costs, depending on the nature of Structural GHG emissions abatement Actions BHP’s performance to that of other relevant each asset. For information on the method of taken at a source of GHG emissions to avoid companies under the Long-Term Incentive Plan. calculation of the unit costs refer to OFR 8.1. generating GHG emissions. For BHP, this includes contractual power purchase agreements. Type 1 (in relation to water quality) Water of United Nations SDGs (Sustainable Development high quality that would require minimal (if any) Goals) The Sustainable Development Goals, Surface water All water naturally open to the treatment to meet drinking water standards. also known as the Global Goals, were adopted atmosphere, including rivers, lakes and creeks This water is considered high quality/high by the United Nations in 2015 as a universal and external water dams but excluding water from grade in the ICMM ‘Good Practice’ Guide call to action to end poverty, protect the planet, oceans, seas and estuaries (e.g. precipitation and (2nd Edition) (2021). and ensure that by 2030 all people enjoy peace runoff, including snow and hail). and prosperity. Type 2 (in relation to water quality) Water of Sustainability (including sustainable and medium quality that would require moderate Value chain GHG emissions Scope 3 emissions sustainably) We describe our approach treatment to meet drinking water standards (it in our reported GHG emissions inventory. to sustainability and its governance in this may have a high salinity threshold of no higher Annual Report, including OFR 1 and OFR WAF (Water Accounting Framework) A common than 5,000 milligrams per litre total dissolved mining and metals industry approach to water 9. Our references to sustainability (including solids and other individual constituents). sustainable and sustainably) in this Annual accounting in Australia. This water is considered high quality/high Report and our other disclosures do not mean grade in the ICMM ‘Good Practice’ Guide Well-to-wake basis Inclusive of the GHG we will not have any adverse impact on the (2nd Edition) (2021). emissions across the entire process of fuel economy, the environment or society, and production, delivery and use onboard vessels. do not imply we will necessarily give primacy Type 3 (in relation to water quality) Water of low quality that would require significant treatment WRSA (Water Resource Situational Analysis) to consideration of or achieve any absolute A Water Resource Situational Analysis is an outcome in relation to any one economic, to meet drinking water standards. It may have individual constituents with high values of total independent catchment-scale assessment of environmental or social issue (such as zero GHG shared water challenges in the regions where emissions or other environmental effects). dissolved solids, elevated levels of metals or extreme levels of pH. This type of water also BHP operates. Each WRSA is prepared by Sustainability Report BHP’s report of that title includes seawater. This water is considered low a credible third party using publicly available containing our climate-related disclosures in quality/low grade in the ICMM ‘Good Practice’ information and stakeholder input to describe accordance with the Australian Corporations Guide (2nd Edition) (2021). the sustainability of water resources, governance Act 2001 and AASB S2 for the year ended arrangements, and the social, cultural, 30 June 2026, which is contained within this Unadjusted (in respect to GHG emissions data) environmental and economic values of water Annual Report. Unadjusted means calculated to present the within a defined catchment. WRSAs identify GHG emissions data for a reporting year so that shared water challenges, their root causes, Target (for BHP with respect to GHG any relevant changes that occurred during the emissions) An intended outcome in relation to and opportunities for collective action. They are year (including acquisitions, divestments and/ public-facing documents and are enabled by, which we have identified one or more pathways or methodology changes) are applied only from for delivery of that outcome, subject to certain but undertaken independently from, BHP. the date they took effect. Also see the definition assumptions or conditions. for Adjusted. TCFD (Task Force on Climate-related Financial Underlying attributable profit Profit/(loss) after Disclosures) The task force created by the taxation attributable to BHP shareholders Financial Stability Board to improve and excluding any exceptional items attributable increase reporting of climate-related financial to BHP shareholders as described in Financial information, which released recommendations Statements note 3 ‘Exceptional items’. For more designed to help companies provide better information refer to OFR 8. information to investors and others about how they think about and assess climate-related Underlying EBIT Earnings before net finance risks and opportunities. The TCFD has now costs, taxation expense, Discontinued fulfilled its remit and disbanded and the Financial operations and any exceptional items. Stability Board has asked the IFRS Foundation Underlying EBIT includes BHP’s share of profit/ to take over the monitoring of the progress of (loss) from investments accounted for using the companies’ climate-related disclosures. equity method including net finance costs and taxation expense/(benefit). For more information TNFD (Taskforce on Nature-related Financial refer to OFR 8. Disclosures) The Taskforce on Nature-related Financial Disclosures is a global, market-led initiative that has developed a set of disclosure recommendations and guidance for organisations to assess, report and act on evolving nature-related dependencies, impacts, risks and opportunities.

244 BHP Annual Report 2026 Corporate directory BHP Registered Office Share Registrars and New Zealand BHP Group Limited Transfer Offices Computershare Investor Services Limited 159 Hurstmere Road Australia Australia BHP Group Limited Registrar Takapuna Auckland 0622 New Zealand Level 18 Computershare Investor Services Pty Limited 171 Collins Street Yarra Falls, 452 Johnston Street Postal address – Private Bag 92119 Melbourne VIC 3000 Abbotsford VIC 3067, Australia Victoria Street West Auckland 1142 Telephone Australia: 1300 55 47 57 Postal address – GPO Box 2975 New Zealand Telephone International: +61 3 9609 3333 Melbourne VIC 3001 Facsimile: +61 3 9609 3015 Telephone: +64 9 488 8700 Telephone: 1300 656 780 (within Australia) Group Company Secretary Online enquiries: www.computershare.com/nz +61 3 9415 4020 (outside Australia) Stefanie Wilkinson Facsimile: +61 3 9473 2460 United States BHP Corporate Centres Email enquiries: investorcentre.com/bhp Computershare Trust Company, N.A. 150 Royall Street United Kingdom United Kingdom Nova South, 160 Victoria Street Canton MA, 02021 London, SW1E 5LB, UK BHP Group Limited Depositary United States Computershare Investor Services PLC Postal address – PO Box 43006 Telephone: +44 20 7802 4000 The Pavilions, Bridgwater Road Providence RI 02940-3006 Facsimile: +44 20 7802 4111 Bristol BS13 8AE, United Kingdom Telephone: +1 781 575 2000 Chile Postal address (toll free within US) The Pavilions, Bridgwater Road Cerro El Plomo 6000 Bristol BS99 6ZZ ADR Depositary, Transfer Piso 15 Agent and Registrar Las Condes 7560623 Telephone: +44 344 472 7001 Citibank Shareholder Services Santiago Facsimile: +44 370 703 6101 PO Box 43077 Telephone: +56 2 2579 5000 Email enquiries: webcorres@computershare.co.uk Providence RI 02940-3077 Commercial Office South Africa Telephone +1 781 575 4555 (outside of US) +1 877 248 4237 (+1-877-CITIADR) Singapore BHP Group Limited Branch Register and (toll free within US) Transfer Secretary 10 Marina Boulevard, #18-01 Computershare Investor Services (Pty) Limited Email enquiries: Marina Bay Financial Centre, Tower 2 Rosebank Towers citibank@shareholders-online.com Singapore 018983 15 Biermann Avenue Rosebank 2196 Website: citi.com/dr Telephone: +65 6421 6900 Facsimile: +65 6809 4000 South Africa Postal address – Private Bag X9000 Saxonwold 2132 South Africa Telephone: +27 11 373 0033 Facsimile: +27 11 688 5217 Email enquiries: web.queries@computershare.co.za Holders of shares dematerialised into Strate should contact their CSDP or stockbroker. How to access information on BHP You will always be able to access and read our Annual Report on our website at bhp.com/AR2026, along with a range of other publications that BHP produces. You can make an election as to how you would like to receive certain documents (including Annual Reports, Notices of Meeting and Proxy/voting forms), including in physical or electronic form. To tell us your preference, go to www-au.computershare.com/Investor/#Home and follow the prompts. Annual Contribution Economic Modern Slavery ESG Standards Report 2026 Report 2026 Statement 2026 and Databook 2026 Operational To view our Annual Reporting Suite performance 2026 visit bhp.com Strategy Risk Annual Report 2026 Governance Economic Contribution Report 2026 Climate Sustainability Modern Slavery Statement 2026 People and ESG Standards and Databook 2026 community Financial performance bhp.com

18 August 2026 Financial results for the year ended 30 June 2026 Strong cash generation, with majority of earnings from copper, increase returns and investment in growth “A contracting colleague was fatally injured at BMA last month. It was a tragic event, and while investigations continue, his loss sharpens our focus on safety above all, and on the controls that protect our employees and contractors every day. We will learn from this event to further improve safety. FY26 was a strong year for BHP. We delivered record iron ore production and shipments at WAIO, ~2 Mt of copper for a second year running and a stronger result in coal. We met or beat guidance across much of the portfolio and achieved industry-leading cost positions. This reliability, together with strong prices, drove a big lift in earnings with Underlying EBITDA increasing to ~US$33 bn. As a result of this, alongside unlocking of capital from undervalued assets and investing in growth, net debt fell to below US$9 bn, while returning substantial cash to shareholders through a final dividend of 99 US cents per share, the largest in four years. Copper is the engine that is driving BHP’s growth. For the first time, Copper contributed more than half our Underlying EBITDA and generated significant free cash flow, which means our copper growth is self-funding. We have a well-defined project pipeline across Chile, Australia and Argentina that can potentially lift copper production by around 40% by FY35. At Escondida, we approved US$0.5 bn in pre-commitment funding for a new concentrator ahead of a final investment decision in CY27-28. In Australia, we continue to advance our copper growth plans, building on record operational and financial performance at Copper SA. We are also growing through partnerships, from Resolution in Arizona to Vicuña on the Argentina-Chile border, while maintaining exposure to future opportunities through our investment in Faraday Copper and an MOU with Sierra Gorda SCM. In iron ore, we announced plans for Ministers North, a new mine in the Pilbara. The project will help sustain WAIO production above 305 Mtpa and further strengthen one of the most competitive businesses in the global mining industry. Beyond copper and iron ore, Stage 1 of our Jansen potash project in Canada is 84% complete and on track for first production in mid-CY27. Jansen is expected to operate for more than 60 years and establishes BHP in a new commodity that is essential to food security. Demand for what we mine is building. Copper demand alone is set to grow from about 34 Mtpa today to more than 50 Mtpa by 2050. We expect China to continue producing ~1 Btpa of steel this decade while it also invests heavily in its power grid, the United States is investing in copper-intensive technology, and India is importing more of the raw materials it needs as the fastest growing major economy. Our commitments to social value and partnerships with customers and communities make a positive difference. Our operational emissions are down about a third since FY20 and we remain on track for our FY30 target, we spent a record amount with Indigenous businesses in FY26 and are the only global listed miner to have achieved a gender balance across our workforce. BHP is well set for what comes next. We have significant opportunity to further lift performance across our assets and a clear pathway for growth. We are committed to keeping people safe, delivering our projects and generating strong returns for shareholders.” Brandon Craig, BHP Chief Executive Officer Safety Operational performance Eliminating fatalities remains our highest priority Record iron ore and ~2 Mt copper production We are deeply saddened by the loss of a coworker at BMA’s Peak We produced ~2 Mt of copper for the second consecutive year, Downs mine in July 2026. Investigations are underway and the cementing our position as the world’s largest copper producer,i and learnings will be used to reinforce our approach to eliminate WAIO achieved record iron ore production and shipments. fatalities across BHP. We demonstrated strong cost management in a challenging macro-We remain focused on reducing risk exposure through the economic environment. Escondida delivered a 10% decrease in unit deployment of technology, strengthening our contractor costs while Copper SA achieved a 73% reduction, aided by strong management framework, and continuing to mature and deepen our by-product contribution, and we maintained our industry-leading BOS capability and field leadership. unit cost position at WAIO for the seventh consecutive year.ii Earnings and margins Cashflow and balance sheet Attributable profit Net operating cashflow US$9.8 bn9% US$21.8 bn17% FY25 US$9.0 bn FY25 US$18.7 bn Strong operational performance and disciplined cost control, BHP’s portfolio of tier one assets generated ~US$22 bn of net operating combined with higher realised prices, generated ~US$10 bn of cashflow, and after investing in growth, in line with our Capital Attributable profit (>US$13 bn Underlying attributable profit,iii a 30% Allocation Framework (CAF), we delivered ~US$10 bn of free cash increase on FY25). flow.iii In addition, we received silver streaming proceeds of US$4.3 bn Copper delivered record Underlying EBITDAiii of >US$18 bn (54% of and in August 2026, Global Infrastructure Partners provided US$2.0 bn Group Underlying EBITDA) with a 70% Underlying EBITDA margin,iii in relation to BHP’s share of WAIO’s inland power consumption. and US$6.9 bn of free cash flow.iii,iv Our balance sheet remains strong with net debtiii of US$8.7 bn Iron ore generated >US$14 bn of Underlying EBITDA, with an (FY25: US$12.9 bn), which is below our net debt target range of Underlying EBITDA margin of 61%. between US$10 bn and US$20 bn, representing a net debt/Underlying EBITDA ratio of 0.3xv and a gearing ratioiii of 13.4%. Growth and strategic partnerships Shareholder value and returns Capital and exploration expenditureiii Fully franked final dividend US$10.3 bn5% US$0.99 per share FY25 US$9.8 bn 72% payout ratio We are continuing to invest in our significant pipeline of organic We have determined a final dividend of US$5.0 bn. This brings total growth projects across the portfolio which we expect will deliver cash returns to shareholders announced for the year to US$8.7 bn, attributable copper equivalent production to a CAGR of 3 – 4% which is US$1.72 per share fully franked, the highest in four years. between FY27 – FY35.vi We are also exploring longer term growth Including this dividend, we will have returned >US$115 bn to partnerships across the portfolio. Vicuña, a non-operated JV with shareholders since the introduction of the CAF in 2016. Lundin Mining, remains on track for a potential Stage 1 final Our operations continue to generate strong returns on investments investment decision (FID) as early as end of CY26. with Underlying Return on Capital Employed (ROCE) of 26.1%.iii 1

BHP | Financial results for the year ended 30 June 2026 Social value A key part of our competitive advantage is our focus on working with others to create a lasting positive contribution to society. It builds trust, and connects us to the resources, partners, investors, talent and markets that drive performance, resilience and growth. Our approach to social value differentiates BHP and enables us to create value for stakeholders, including our shareholders. Decarbonisation Safe, inclusive, and future-ready workforce Operational GHG emissionsvii Female representationviii 33% vs FY20 baseline 41.5% 0.2% pts FY25 34% vs FY20 baseline FY25 41.3% We remain on track to achieve our target to reduce our operational We maintained gender balance in our global employee base. GHG emissions by at least 30% from FY20 levels by FY30, through We also strengthened our focus on increasing the representation structural abatement, as based on our current operational GHG of women in leadership, achieving 39.3% women in leadership emissions forecast for FY30 and methodologies for GHG emissions roles across BHP (FY25: 36.5%). accounting. As previously noted, we expect our operational GHG emissions reduction progress to be non-linear. A key part of our progress since FY20 has come from the purchase of renewable electricity globally with 80% of our operated assets electricity now supplied by renewables.ix In FY26, stable emissions performance at WAIO and Escondida partially offset higher emissions at BMA and NSWEC reflecting increased production and higher methane intensity. Healthy environment Indigenous partnerships Area under stewardshipx that has a formal management plan Record Indigenous procurement spend 246 k hectares US$1.0 bn18% 148 k hectares since FY25 FY25 US$853 m We progressed our Healthy environment goal through the We achieved record spend with Indigenous partners. This is a Jackboot project at Copper SA. We also delivered our first threefold increase since FY23. We also released our first Chile preliminary baseline natural capital account, at BMA. Indigenous Peoples Plan and remained on track with our Australian Reconciliation Action Plan and Canada Indigenous Partnerships Plan. Responsible supply chains Thriving, empowered communities Towards Sustainable Mining (TSM) Total economic contributionxi Strong performance in TSM US$50.8 bn FY25 US$46.8 bn In FY26, BHP Corporate, BMA, WAIO and Olympic Dam completed During the year, we contributed US$44 bn to suppliers, contractors, external verification demonstrating strong environmental, social employees, governments and voluntary investment in social projects and governance practices against a credible international across the communities where we operate. This was 87% of our total standard. economic contribution with shareholder payments of US$6.8 bn (13%). Detailed information on social value is included in Appendix 1 and OFR 9 in the Annual Report 2

BHP | Financial results for the year ended 30 June 2026 Cash flow and balance sheet A healthy balance sheet underpinned by strong cash flow and active capital management to fund growth Net operating cash flow Net operating cash flow increased 17% Our balance sheet remains strong with 21 bn due to the combination of strong net debt of US$8.7 bn (30 June 2025: US$ .817% operational performance and cost US$12.9 bn), representing a net debt / FY25 US$18.7 bn management, and higher realised Underlying EBITDA ratio of 0.3xiii and a prices. gearing ratio of 13.4%. Capital and exploration We continued to invest with discipline Increased operating cash flow and expenditure in line with our Capital Allocation active capital management, including Framework (CAF) as we advanced our the proceeds received from the US$10.3 bn5% significant pipeline of organic growth Antamina silver streaming transaction of FY25 US$9.8 bn projects. US$4.3 bn, and proceeds from asset FY27e ~US$11 bnxiv sales of US$0.8 bn, more than offset the: We invested US$10.3 bn in capital and exploration projects primarily across Payment of dividends to BHP Free cash flow Chile, Canada and Australia. This shareholders of US$6.8 bn, and to included US$4.7 bn in Copper as we non-controlling interests of US$9.8 bn83% progressed our growth programs at US$2.4 bn; and FY25 US$5.3 bn Escondida and Copper SA. We also US$2.0 bn in Samarco settlement invested US$1.8 bn capital in our Jansen obligations (BHP equity share) potash project and expect to Net debt related to the Brazil Agreement. commence first production from US$8.7 bn Stage 1 in mid-CY27. In August, BHP completed a transaction with Global Infrastructure Partners (GIP) FY25 US$12.9 bn Capital and exploration expenditure in relation to BHP’s share of WAIO’s guidance remains unchanged at HY26 US$14.7 bn inland power consumption, via a new UK ~US$11 bn in FY27 and is now expected transaction with the same commercial to be ~US$11 bn in FY28 and on average effect as the agreement announced on 9 Gearing ratio each year between FY29 and FY31xiv December 2025 (and that agreement 13.4% reflecting the expected higher cost of has been terminated). GIP has provided completing Jansen Stage 2 (announced US$2 bn in funding for a 49% stake in a FY25 19.8% in June) and the impact of higher partnership. BHP retains full operational HY26 20.9% foreign exchange rates, partially offset control of WAIO, including its inland by capital efficiency. power infrastructure and the new Vicuña, a non-operated JV with Lundin agreement does not affect ownership of Mining on the Argentina-Chile border, any WAIO assets, including the WAIO remains on track to spend ~US$800 m inland power infrastructure. We see the (100% basis) in CY26 to advance project potential to unlock up to an additional studies and mine plan optimisation, in ~US$3.5 bn through active capital preparation for a potential Stage 1 FID portfolio and asset management.xv as early as end of CY26. Our net debt target range remains As a result of strong operating cash unchanged at between US$10 bn and flow and disciplined capital allocation, US$20 bn. Our global credit ratingsxvi free cash flow increased 83% to also remained unchanged in FY26. US$9.8 bn. Moody’s rating is A1(stable)/P-1 and Fitch’s rating is A (stable)/F1 (long-term/short-term respectively). For further details see Net debt waterfall. Detailed financial information is included in Appendix 1 and OFR 5 in the Annual Report 4

BHP | Financial results for the year ended 30 June 2026 Value and returns Strong cash flow generation and disciplined capital allocation supports long-term shareholder value and growth Final dividend Earnings per share – basic Our operations continued to generate very 99 US cps 193.6 US cps strong Underlying ROCE, with our largest assets, Escondida and WAIO, delivering 53% Fully franked FY25 177.8 US cps and 41% respectively. 72% payout ratio A final dividend of US$0.99 per share (US$5.0 bn) has been determined, equivalent Underlying return on capital Earnings per share – Underlyingiii to a 72% payout ratio, with a payment date to employed (ROCE) 260.0 US cps shareholders of 23 September 2026. 26.1% This brings total cash returns to shareholders FY25 200.2 US cps announced for the year to US$8.7 bn, the FY25 20.6% highest in four years, extending our track record of strong returns while balancing investment in growth. Including the FY26 final dividend determined, we will have returned >US$115 bn to shareholders since the introduction of the Capital Allocation Framework in 2016. Important dates for shareholders BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the final dividend. Full terms and conditions of the DRP and details about how to participate can be found at: bhp.com/DRP Events in respect of the final dividend Date Announcement of currency conversion into RAND 28 August 2026 Last day to trade cum dividend on Johannesburg Stock Exchange (JSE) 1 September 2026 Ex-dividend Date JSE 2 September 2026 Ex-dividend Date Australian Securities Exchange (ASX) and London Stock Exchange (LSE) 3 September 2026 Ex-dividend Date New York Stock Exchange (NYSE) 4 September 2026 Record Date 4 September 2026 Announcement of currency conversion into AUD, GBP and NZD 7 September 2026 DRP and Currency Election date 7 September 20261 Payment Date 23 September 2026 DRP Allocation Date2 8 October 2026 1 5:00 pm AEST. 2 Allocation dates may vary between registers but all allocations will be completed on or before 8 October 2026. Shareholders registered on the South African branch register will not be able to dematerialise or rematerialise their shareholdings between the dates of 2 September 2026 and 4 September 2026 (inclusive), and transfers between the Australian register and the South African branch register will not be permitted between the dates of 1 September 2026 and 4 September 2026 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so before 5.00 p.m. (AEST) on 7 September 2026, or, in the case of shareholdings on the South African branch register of BHP Group Limited, in accordance with the instructions of your CSDP or broker. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for all shares actually purchased to satisfy DRP elections. The DRP Allocation Price applicable to each exchange will be made available at: bhp.com/DRP 5

BHP | Financial results for the year ended 30 June 2026 Economic outlookxvii In FY26, the global economy and commodity markets demonstrated considerable resilience despite a backdrop of heightened geopolitical tension, trade policy uncertainty and shifting monetary and fiscal settings. Copper prices rose strongly to new record highs, while steel raw material prices recorded positive year-on-year growth. Activity was supported by a strong uplift in technology-related investment, particularly into artificial intelligence (AI) and the supporting physical infrastructure, including electrification, even as conflict in the Middle East disrupted key trade flows and lifted energy and freight costs. The combination of resilient growth and accelerating investment added impetus to the trends that have long supported commodity demand, such as population growth, urbanisation and rising living standards. Global economic growth is expected to moderate to around 3% in CY26 from 3.5% in CY25, before improving in CY27. Fiscal policy in major economies, investment linked to digital infrastructure, electrification and artificial intelligence, and ongoing government efforts to strengthen energy security and supply-chain resilience are expected to support activity and commodity demand. Following a strong start to CY26, China’s economic growth moderated over recent months owing to weak domestic demand. Nevertheless, a reacceleration of fiscal support expected in H2 CY26 should help keep growth broadly consistent with the official 4.5% to 5% target range for CY26. While growth remains uneven across sectors, with domestic demand softer and the property sector continuing to act as a drag, exports have continued to perform strongly, helping to sustain industrial activity and demand for imported raw materials. India is expected to remain the fastest-growing major economy, although activity is likely to moderate from the strong pace seen earlier in the year as higher energy costs and weather-related disruptions weigh on momentum. Nevertheless, infrastructure investment, strong domestic demand and continued industrialisation remain important sources of support in India. AI-related investment is supporting US growth as well as manufacturing and export activity in parts of northeast Asia. Europe faces a more challenging near-term environment, but investment in energy security, defence and industrial resilience is providing some support to the economy. Commodity demand Demand for our commodities remained resilient in FY26, despite the Middle East conflict. Chinese policymakers set a calibrated growth target for CY26 with policies that continue to support metals-related manufacturing activity. In H1 CY26, machinery and electronics output remained robust, but automobile production fell as the phase-out of tax incentives for electric vehicle purchases weighed on domestic demand. Housing construction declines have persisted, although there are indications of demand-side stabilisation in the largest urban centres. Chinese steel and copper end-use demand has been relatively stable because of healthy goods exports led by strong shipments to emerging markets and solid demand for capital goods. Indian commodity demand continued to grow strongly with steel industry margins improving in H1 CY26 following the extension of safeguard duties in late December 2025 and benchmark prices rising to a two-year high in April 2026. Copper demand in India softened in H1 CY26 amid conflict-related energy and supply-chain disruptions but sustained electric vehicle growth underpinned demand. We expect the country’s economic growth to remain resilient, supported by strong fundamentals and domestic demand, despite external vulnerabilities. A growing global focus on building resilience, digitalisation and electrification are expected to lead to higher investments in the physical economy. These drivers sit alongside the enduring forces that have long supported commodity demand: population growth, urbanisation and rising living standards, which collectively are expected to drive demand for steel, non-ferrous metals and fertilisers for decades to come. For the review and outlook relating to our individual commodities please refer to the relevant sections below. Costs and inflation The cost environment has shifted materially as a result of the conflict in the Middle East. Higher energy prices have raised inflation across key regions, both directly and through their flow-on effects across supply chains. In Australia, this has added to already elevated domestic inflation, while Chile and Canada have experienced renewed pressure after inflation was starting to ease back towards central bank targets, which has affected costs at projects such as Jansen. Labour market conditions vary across key regions. In Australia, mining sector wage growth remains elevated amid continued labour market tightness in some parts of the country. In Canada, labour market conditions are softer, with subdued hiring and some spare capacity. In Chile, mining employment remains strong while labour costs continue to be influenced by changes in labour regulation. Other mining input costs have also been affected by disruption to trade flows through the Strait of Hormuz, with significant upward pressure on sulphuric acid, diesel and ammonia markets. Cost impacts elsewhere are expected to be more moderate, with higher energy and transportation costs flowing through to other mining consumables. Against this backdrop, the relative cost position of individual producers remains important. Operations with structurally advantaged cost positions, disciplined cost management and reliable access to critical inputs, such as BHP, are better placed to navigate periods of market disruption and cost volatility. 6

BHP | Financial results for the year ended 30 June 2026 Segment and asset performance Detailed financial information on all business segments in the Financial performance summary Copper Production Commodity review and outlook 1,953 kt3% Spot copper prices on average were 26% higher in FY26, with H2 FY26 experiencing increases of nearly 40% as copper moved to >US$13,000/t (US$5.90/lb). The copper FY25 2,017 kt price continues to be supported by strong fundamentals on the demand and supply FY27e 1,650 – 1,800 kt side, driven by a compelling narrative for copper-intensive sectors, particularly electrification and data centres and the risk of future supply deficits. Average realised price Global demand is expected to grow at around 2.8% in CY26, a little slower than US$5 74/lb previously expected due to the impact of the Middle East conflict, but at a greater .35% pace than the 2.1% growth experienced in CY25. Multiple countries have seen copper FY25 US$4.25/lb consumption negatively impacted due to the Middle East conflict, this includes indirect impacts due to the integrated nature of global supply-chains – for example, a Underlying EBITDA lack of gas to heat copper for fabrication, or a lack of plastics for wire insulation. In the US however, copper demand growth is accelerating as unprecedented US$18.2 bn48% investment into data centres boosts requirements for power networks, cabling, and FY25 US$12.3 bn electrical equipment. 54% contribution to the Group’s Recovery in production from previously disrupted mining operations and new supply Underlying EBITDA additions are expected to lead to solid production growth. However, given the robust 70% Underlying EBITDA margin demand outlook, the market is likely to remain tight and require additional copper units to remain in balance. These units could be supplied through increased scrap recovery and novel sources, such as pyrites and gold concentrates, while Underlying ROCE substitution and thrifting act to reduce the quantity of copper required. However, 26% supply risks remain, with further disruptions, the slow development pipeline, grade declines, trade barriers, fragmented scrap supply-chains, and rising scrap collection FY25 17% costs all substantial headwinds. Copper fundamentals remain attractive. Demand is expected to grow from ~34 Mtpa Capital and exploration today to >50 Mtpa by CY50, driven by traditional economic growth (home building, expenditure electrical equipment and household appliances), energy transition (renewables and US$4.7 bn electric vehicles) and digital (artificial intelligence and data centres). Current FY25 US$4.5 bn expectations are that copper demand associated with investment in data centres could grow around sixfold between 2024 and 2050, up to around 3 Mtpa. FY27e ~US$5.4 bn Operational and project development challenges will place upward pressure on industry costs, potentially resulting in a higher and steeper copper cost curve. Segment outlook FY26 was a milestone year for BHP as the majority of the Group’s EBITDA (54%, FY25: 45%) was delivered by the copper-producing assets for the first time. Total Copper Underlying EBITDA increased by 48% to a record US$18.2 bn (FY25: US$12.3 bn). This was supported by strong contributions from by-products at our copper assets, with 571 koz of gold, 17.9 Moz of silver and 3.6 kt of uranium production across the portfolio in FY26, delivering total by-product revenue of US$4.5 bn,xviii up 45% from FY25. 7

BHP | Financial results for the year ended 30 June 2026 We remain the world’s largest copper producing company,i with FY27 Group copper guidance of between 1,650 and 1,800 kt. We have a high-quality pipeline of organic copper growth projects, including: At Escondida, we approved pre-commitment funding of ~US$0.5 bn (BHP share) for the New Concentrator project in August 2026, enabling further engineering, permitting and execution readiness activities ahead of a potential FID in CY27 –CY28. The new concentrator is expected to deliver 230 – 270 ktpa copper production capacity at a capital intensity of US$19 – 22k/t CuEq and will have a higher production capacity than the existing Los Colorados concentrator. xix In South Australia, we are progressing a number of projects at our 100%-owned Copper SA asset that we expect will increase copper production to ~500 ktpa (~770 ktpa CuEq) in the first phase and contribute to our strategy to deliver up to 650 ktpa copper production (~1 Mtpa CuEq) in the second phase. We are assessing options to accelerate the expansion project at Olympic Dam and expect the first phase growth projects at our mines and concentrators to be at competitive capital intensities of US$18 – 23k/t CuEq.xx In South America, the Vicuña non-operated JV continued to advance its technical studies, mine planning and infrastructure development activities. In June, Vicuña received approval for the inclusion of the Josemaria and Filo del Sol deposits into Argentina’s Incentive Regime for Large Investments (RIGI) under the Long-Term Strategic Export Projects designation (PEELP). In August, Vicuña signed a royalty agreement with the province of San Juan. Vicuña is the first mining project to be granted the RIGI PEELP status which provides significant economic benefits and fiscal certainty for 40 years. Development of the Stage 1 mill, with initial production from the Josemaria deposit, would set up the district for development of Filo del Sol in Stages 2 and 3 later in the 2030s. Vicuña remains on track for a potential Stage 1 FID as early as end of CY26, with the potential to produce ~200 ktpa copper (~300 ktpa CuEq) on a 100% basis.xxi BHP has declared a Mineral Resource for the Resolution Copper project, a non-operated JV between Rio Tinto (55% and operator) and BHP (45%) in the United States, of 1.86 Bt at 1.52% copper.xxii This represents one of the largest high-grade copper resources globally, with the potential to develop into a significant copper producer in North America. Following completion of the land exchange in March 2026, the JV announced US$0.5 bn of funding (100% basis) over the next two years to progress drilling and development works. At Spence, the Concentrator Upgrade Recovery project was sanctioned in June 2026, with first production expected during FY28. The Spence Chalcopyrite Leaching project was also sanctioned in June 2026 with first production expected in CY28. At Cerro Colorado, an Environmental Impact Assessment (EIA) was submitted in June 2026, setting out a potential plan to restart operations and extend the mine life for an additional 20 years. The project aims to leverage existing resources and proven BHP chloride leaching technology to produce copper cathodes. In Peru, we hold a 33.75% share in the Antamina non-operated JV, a top 10 global copper producer.xxiii Antamina is expected to deliver between 120 and 140 kt of copper in FY27. We estimate these projects could increase our attributable copper production to ~2 Mtpa (~2.5 Mtpa CuEq) by FY35;vi an increase of ~40% above current attributable copper production levels. 8

BHP | Financial results for the year ended 30 June 2026 Escondida Copper production Unit cost1,2 Underlying EBITDA 1,261 kt3% US$1.07/lb10% US$12.4 bn45% FY25 1,305 kt FY25 US$1.19/lb FY25 US$8.6 bn FY27e 1,000 – 1,100 kt FY27e US$1.20 – US$1.50/lb Medium-term3 900 – 1,000 ktpa Medium-term3 US$1.30 – US$1.60/lb 1 Based on exchange rates of: FY26 USD/CLP 920 (realised); FY25 USD/CLP 951 (realised); FY27 and medium-term USD/CLP 890 (guidance). 2 Refer to OFR 8 – Non-IFRS information for detailed unit cost reconciliation. 3 Medium-term refers to an average for FY28 – FY31. Financial performance Underlying EBITDA increased 45% driven by higher average realised copper, gold and silver prices, which had a favourable impact of US$4.6 bn (net of price linked costs). This was partially offset by lower sales volumes due to planned grade decline. Strong operational performance and productivity gains resulted in record concentrator throughput and material mined in FY26, partially offsetting some of the impacts of planned grade decline. Increased by-product credits and continued management focus on delivering incremental cost productivity has delivered a 10% reduction in unit costs. Asset outlook The BHP Operating System is generating incremental and sustainable improvements in productivity and performance, which is reflected in the asset’s guidance and growth outlook. This includes a 21% uplift in material mined and 6% increase in concentrator throughput from FY24 performance, to record levels in FY26. Production for FY27 is expected to be between 1,000 and 1,100 kt and concentrator feed grade is expected to be ~0.70%. FY27 unit costs are expected to be between US$1.20/lb and US$1.50/lb.xxiv Medium term production guidance remains between 900 and 1,000 ktpa for FY28 to FY31, with unit cost guidance between US$1.30/lb and US$1.60/lb.xxiv The New Concentrator project is central to the Escondida growth program and the Environmental Impact Declaration (DIA) permit for the project was submitted in March 2026. The project economics have improved, and the scope further refined, with a 50 Mtpa capacity concentrator (45 Mtpa previously) now expected to deliver 230 – 270 ktpa of copper production (220 – 260ktpa previously) or 260 – 300 ktpa CuEq production (235 – 280 ktpa previously).xix The capital estimate for the project is US$5.4 – 6.3 bn (previously US$4.4 – 5.9 bn), predominantly as a result of the increased production capacity and further design maturity. The project is expected to be delivered with a competitive capital intensity of US$19 – 22k/t CuEq (previously US$15 – 21k/t CuEq) and an improved IRR of 16 – 18% (previously 13 – 16%).xix The new concentrator remains on track towards an expected FID by CY27 – 28, and potential first production between CY31 – 32. Full SaL leaching continues to perform well, and combined with additional sulphide leach pad irrigation, this contributed to the 21% increase in cathode production in FY26. We continue to study various novel leaching technologies, with each at different stages of evaluation, with particular focus on sulphide leaching technologies. 9

BHP | Financial results for the year ended 30 June 2026 Pampa Norte Spence copper production Spence unit cost1,2 Underlying EBITDA 213 kt21% US$2.15/lb4% US$1.6 bn23% FY25 268 kt FY25 US$2.07/lb FY25 US$1.3 bn FY27e 210 – 230 kt FY27e US$2.40 – US$2.70/lb Medium-term3 ~235 ktpa Medium-term3 US$2.10 – US$2.40/lb 1 Based on exchange rates of: FY26 USD/CLP 920 (realised); FY25 USD/CLP 951 (realised); FY27 and medium-term USD/CLP 890 (guidance). 2 Refer to OFR 8 – Non-IFRS information for detailed unit cost reconciliation. 3 Medium-term refers to an average for FY28 – FY31. Financial performance Underlying EBITDA increased 23% driven by higher average realised copper and silver prices, which had a favourable impact of US$0.7 bn. This was partially offset by lower sales volumes in line with planned lower feed grade at the cathode plant, as we progress deeper into the hypogene mineralisation of the ore body and the ongoing challenges with processing complex ore at the concentrator. Unit costs at Spence increased by 4% due to lower sales volumes, partially offset by increased by-product credits. Asset outlook Production at Spence for FY27 is expected to be between 210 and 230 kt as we continue to manage ore variability via blending at the concentrator, before planned concentrator upgrades come online in FY28. FY27 unit costs are expected to be between US$2.40/lb and US$2.70/lb.xxiv Production is expected to average ~235 ktpa over the medium term, with delivery and ramp-up of the Concentrator Upgrade Recovery and Spence Chalcopyrite Leaching projects required to achieve and sustain this performance. Medium term unit costs are expected to be between US$2.10/lb and US$2.40/lb.xxiv The Concentrator Upgrade Recovery project, which upgrades the flotation circuit to increase residence time and improve recoveries, was sanctioned in June 2026, with first production expected during FY28. Once commissioned, we expect the project will enable more effective management of Spence’s ore complexity and variability. The Spence Chalcopyrite Leaching project was also sanctioned in June 2026. The project includes the implementation of BHP’s sulphide leaching technology, Simple Approach to Leaching 2 (SaL2), to enable processing of hypogene ores and extend cathode production life, with first production expected in CY28. In June 2026, Spence signed a memorandum of understanding (MoU) with Sierra Gorda SCM, with the purpose of identifying and evaluating opportunities for technical and commercial collaboration aimed at improving the efficiency and competitiveness of their respective operations in compliance with applicable laws and regulations. Cerro Colorado submitted an Environmental Impact Assessment (EIA) in June 2026, setting out a potential plan to restart operations and extend the mine life for an additional 20 years. The capital estimate for the Cerro Colorado restart project has improved to US$1.4 – 2.0 bn (US$2.3 – 3.2 bn previously), with a competitive capital intensity of US$16 – 22k/t CuEq (US$23 – 32k/t CuEq previously) and could deliver 74 – 80 ktpa of copper production (85 – 100 ktpa previously).xix The FID for the restart is expected between CY28 – 31, with first production potentially occurring between CY31 – 34. 10

BHP | Financial results for the year ended 30 June 2026 Copper South Australia Copper production Unit cost1,2 Underlying EBITDA 321 kt2% US$0.32/lb73% US$3.2 bn65% FY25 316 kt FY25 US$1.18/lb FY25 US$1.9 bn FY27e 290 – 320 kt FY27e US$0.30 – US$0.80/lb 1 Based on exchange rates of: FY26 AUD/USD 0.68 (realised); FY25 AUD/USD 0.65 (realised); FY27e AUD/USD 0.70 (guidance) and prices for by-products of: gold US$4,300/oz, and uranium US$80/lb (guidance). 2 Refer to OFR 8 – Non-IFRS information for detailed unit cost reconciliation. Financial performance Underlying EBITDA increased 65% to US$3.2 bn as a result of higher average realised prices for copper, which had a favourable impact of US$0.8 bn (net of price linked costs). In addition to higher copper revenue, Copper SA delivered strong cost performance with a 73% reduction in unit costs, driven by favourable gold, silver and uranium by-product credits, and inventory movements. This was partially offset by wet weather impacting sales volumes at Prominent Hill, inflationary pressures, and a stronger Australian dollar. In FY26, Copper SA generated ~US$1 bn of free cash flow net of capital project investments.iv Asset outlook Production for FY27 is expected to be between 290 and 320 kt, reflecting a planned increase in anode inventory to supply the refinery during the smelter campaign maintenance in H1 FY28 and the safe resumption of the Carrapateena conveyor belt. FY27 unit costs are expected to be between US$0.30/lb and US$0.80/lb.xxiv Copper SA has evolved into a globally significant copper province, consistently delivering ~320 ktpa copper production over the past three years (>450 ktpa CuEq including gold, silver and uranium production). Momentum is building across the business as we explore options to further accelerate delivery of ~500 ktpa of copper production (~770 ktpa CuEq) for Phase 1, and contribute to the strategy to deliver up to 650 ktpa copper production (~1 Mtpa CuEq):xx At Prominent Hill, the Operations Expansion (PHOX) project remains on track for completion in H2 FY27, with commissioning of the overland conveyor and hoist winder now underway. PHOX is expected to extend the mine life to the mid-2040s. At Carrapateena, the decline to the base of the block cave is complete. Mine development for the underground infrastructure footprint is scheduled to commence in H1 FY27. The Project is expected to increase throughput up to 12 Mtpa, with block cave ramp-up scheduled to commence in FY30. At Olympic Dam: – We plan to execute the Smelter Campaign Maintenance 2027 (SCM27) program in H1 FY28 following an extended six-year operating period. SCM27 includes enabling works to facilitate the tie-in of the potential Smelter and Refinery Expansion. – The Southern Mining Area Decline continues to progress with the completion of the box cut and the commencement of lateral development in September 2025. It is expected to unlock up to 2.5 Mtpa of additional vertical capacity and support future mine expansion options, with completion on track for H2 FY28. – We awarded a design and supply contract to China Nerin Engineering for key processing facilities, as part of the potential Smelter and Refinery Expansion. The project remains on track for a potential FID in CY27. Phase 1 would involve a transition to a two-stage smelter configuration (which is better suited to the assets’ mineralogy) with concentrate smelting capacity of 1,100 to 1,400 ktpa. – We are assessing the potential to accelerate the mine and concentrator expansion including the potential for a 10 Mt block cave. The project remains on track for a potential FID in CY29. At Oak Dam, we have 4 drill rigs currently in operation. We are seeking government approvals to begin execution activities on twin underground access declines and targeting a potential FID in CY27. During FY26, we agreed on key amendments to the Olympic Dam Indenture with the South Australian Government, providing a modernised regulatory framework and a pathway to expand Olympic Dam mining tenure to support future growth investment decisions. The Indenture amendments will become effective on a date to be set by the State Government, in consultation with BHP. 11

BHP | Financial results for the year ended 30 June 2026 Iron ore Production Commodity review and outlook 265 Mt1% Iron ore prices (Argus 62% Fe iron ore fines CFR China) averaged US$105/dmt in FY26, FY25 263 Mt up 4%, supported by resilient Chinese demand and elevated cost support from higher energy and freight costs due to the Middle East conflict. In response to the changing FY27e 260 – 272 Mt quality of mainstream mid-grade iron ore fines, Price Reporting Agencies (PRAs) introduced new 61% Fe indices. The Argus 61% Fe index averaged US$104/dmt in H2 FY26, up 3% from H1 FY26. Average realised price (WAIO) Chinese iron ore demand remains resilient, with seaborne iron ore net imports US$84.56/wmt3% increasing 6% (an annualised rate of ~1.2 Btpa in H2 FY26) in response to weaker domestic iron ore supply and scrap. Domestic iron ore production has been constrained FY25 US$82.13/wmt by environmental and safety restrictions, while scrap availability is limited amid subdued construction activity. Elsewhere, iron ore demand was more mixed, with consumption Underlying EBITDA continuing to expand in India and emerging Asian economies, following the commissioning of new Blast Furnace (BF) capacity. Developed Asia and Europe also US$14.5 bn1% showed signs of recovery, the latter driven by the Carbon Border Adjustment FY25 US$14.4 bn Mechanism incentivised domestic steel production. In contrast, imports into the Middle East fell sharply, although a gradual recovery is likely if conflict-related tensions ease. 43% contribution to the Group’s Underlying EBITDA Looking ahead, we maintain our view that China’s real steel production will plateau around the 1 Btpa level for the rest of the decade. In the medium-term, scrap will play an 61% Underlying EBITDA margin increasingly important role in steelmaking and result in a declining profile for Chinese pig iron production. In the long run, the seaborne iron ore trade is likely to undergo Underlying ROCE (WAIO) steady diversification as demand grows in emerging economies. 41% India, historically a major iron ore exporter, saw imports grow to 12 Mt in CY25 and this has continued into CY26 with imports rising further. This trend reinforces the view that FY25 43% India is undergoing a structural shift towards net imports, as domestic iron ore supply lagging behind steel capacity growth – with some market expectations of imports above 80 Mt by 2030. Capital and exploration expenditure (WAIO) Seaborne supply is expected to rise as production from existing supply basins US$3.2 bn normalises and new capacity comes online, including Simandou in Guinea. However, declining grades and resource depletion will require significant investment from FY25 US$2.7 bn incumbent producers simply to maintain current output and could support future fundamentals. FY27e ~US$3.1 bn Segment outlook Over the last 7 years, we have remained the lowest cost major iron ore producer globally and are focused on extending our industry leading cost position at WAIO. We plan to increase production to >305 Mtpa (100% basis) by Q4 FY28 and sustain this level over the medium term, while reducing WAIO unit costs to <US$19.00/t.xxiv We will achieve this through a range of low-capital, high-returning projects. These include the sixth car dumper (CD6) sanctioned in August 2025, uplifting rail capacity through reduced cycle times, increasing autonomous haulage and driving further productivity improvements across the supply chain through the BHP Operating System. We have completed several low capital intensity projects on time and on budget (including CD3 and South Flank) and are progressing with the next sustaining mine Ministers North, and the Western Ridge Crusher project. These investments continue to create resilience and reliability across our supply chain. In Brazil, the Samarco Board approved the phase 3 project in H1 FY26. Samarco will invest US$2.4 bn (100% basis) to lift production capacity to ~26 Mtpa (100% basis) through the staged recommissioning of remaining latent capacity in concentrator and pelletising plant infrastructure across CY28 and CY29, helping to support the local community through jobs, investment and taxes. 12

BHP | Financial results for the year ended 30 June 2026 Western Australia Iron Ore Iron ore production Unit cost1,2 Underlying EBITDA 257 Mt 0% US$19.66/t6% C1 US$16.40/t3 US$14.7 bn2% FY25 257 Mt FY25 US$18.56/t FY25 US$14.4 bn FY27e 253 – 264 Mt (286 – 298 Mt, 100% basis) FY27e US$20.25 – US$21.75/t4 Medium-term5 >305 Mtpa (100% basis) Medium-term5 <US$19.00/t 1 Based on exchange rates of: FY26 AUD/USD 0.68 (realised); FY25 AUD/USD 0.65 (realised); FY27 and medium-term AUD/USD 0.70 (guidance). 2 Refer to OFR 8 – Non-IFRS information for detailed unit cost reconciliation. 3 C1 cash costs have been restated to include inventory movements, aligning the methodology with competitor reporting. C1 unit costs for FY25 were US$16.16/t. WAIO C1 unit cost excludes third party royalties of US$1.99/t (FY25: US$1.56/t), depletion of production stripping US$0.95/t (FY25: US$0.95/t), combined with exploration expenses, marketing purchases, demurrage, exchange rate gains/losses, and other income US$0.31/t (FY25: US$(0.11)/t). 4 FY27 unit cost guidance is subject to movements in the diesel benchmark. 5 Sustained production of >305 Mtpa (100% basis) from Q4 FY28. We expect to achieve production of >305 Mt and unit costs of <US$19.00/t in FY29. Financial performance Underlying EBITDA increased primarily due to: Higher average realised prices for iron ore which increased 3%; and Record production and shipments (100% basis) as a result of strong supply chain performance across our mine, rail and port operations. WAIO further strengthened its industry leading cost position with a C1 unit cost of US$16.40/t.ii The increase in costs was primarily due to a stronger Australian dollar and the impact of the Middle East crisis on diesel costs, which was partially offset by productivity improvements across the supply chain. In FY26, WAIO consumed ~630 ML of diesel (BHP share). The Singapore 10ppm Gasoil benchmark (diesel benchmark) increased ~30% in FY26, including a 60% increase in H2 FY26 (vs H1 FY26). Asset outlook Production for FY27 is expected to be between 253 and 264 Mt (286 and 298 Mt on a 100% basis) and includes the renewal of CD4 in H1 FY27. FY27 unit costs are expected to be between US$20.25/t and US$21.75/t, subject to movements in the diesel benchmark.xxiv Every US$10/bbl change in the diesel benchmark is estimated to have an ~US$0.15/t impact on unit costs. WAIO’s industry-leading cost position and operational reliability support resilient earnings and cash generation. To sustain this strong performance, we have commenced execution of CD6 and related infrastructure at Port Hedland and continue to progress the Rail Technology Programme (RTP1) to increase rail operation capacity. These projects will create the capacity to maintain production of >305 Mtpa (100% basis) from Q4 FY28. CD6 is expected to offset the production impact from planned major car dumper renewals beginning in FY29, while also enhancing ore blending and screening capability at the port. Sustained production of >305 Mtpa (100% basis) over the medium term will be supported by Ministers North (project execution approved in June 2026 for an investment of ~US$0.9 bn (100% basis)) which is expected to deliver ~20 Mtpa once ramped up, and the Western Ridge Crusher project which replaces production from the depleting orebodies around Newman (first production H1 FY27; capital intensity of US$38/t). We expect average annual sustaining capital expenditure over the medium term to be ~US$7.00/t,xxv excluding costs associated with CD6, operational decarbonisation and automation programs. With ongoing improvements across our mines, rail and port infrastructure, and strong resource optionality, we have a potential pathway to grow WAIO beyond 305 Mtpa (100% basis) should market conditions prove supportive. 13

BHP | Financial results for the year ended 30 June 2026 We are also focused on unlocking high returning growth through innovative partnerships. BHP has entered into an agreement with Rio Tinto to explore opportunities to mine up to 200 Mt of iron ore from the shared tenure boundary between BHP’s Yandi and Rio Tinto’s Yandicoogina mines that was previously inaccessible. Subject to approvals and a final investment decision, first ore is anticipated early next decade. We progressed trials of what we consider to be the most advanced battery-electric heavy haulage technologies available globally with two Cat® 793 XE Early Learner battery-electric haul trucks at our Jimblebar mine. As part of ongoing trials in FY27, we expect to commission high-power static charging infrastructure and Caterpillar’s Dynamic Energy Transfer technology at the Jimblebar test facility. We also commenced trials of two Wabtec battery-electric locomotives in Port Hedland and took delivery of two Progress Rail battery-electric locomotives for testing in FY27. Once locomotives from both OEM’s are in trial, we expect to be one of the first mining companies globally to conduct side-by-side evaluations of battery-electric heavy-haul locomotive technologies from two suppliers within the same operating environment. 14

BHP | Financial results for the year ended 30 June 2026 Samarco Iron ore production Samarco settlement cash impact .8 Mt 1 7 25% US$2.0 bn FY25 6.4 Mt2 FY27e3 ~US$0.9 bn FY27e 7.5 – 8.0 Mt FY28e3 ~US$0.5 bn 1 The Samarco settlement cash impact including proceeds received from forward exchange hedging contracts was US$1.6 bn. 2 As of Q1 FY26, Samarco is reported on a dry metric tonne (dmt) basis. Prior periods have been restated from wet metric tonne (wmt) to dmt for consistency. 3 Payments will be made in Brazilian Reais. BHP Brasil’s expected payments up to FY28 have been hedged to protect against potential FX volatility. Performance Samarco production increased 25% to 7.8 Mt (15.6 Mt on a 100% basis) due to better than planned concentrator performance. Production for FY27 is expected to be between 7.5 and 8.0 Mt (15 and 16 Mt on a 100% basis). Financials BHP has supported extensive remediation and compensation efforts in Brazil since 2015. In October 2024, BHP Billiton Brasil Ltda (BHP Brasil) (a subsidiary of BHP Group Limited), Vale S.A. (Vale) and Samarco Mineração S.A. (Samarco) entered into a R$170 bn comprehensive agreement with Brazil public authorities and public defenders for a full and final settlement of key claims in Brazil in relation to the dam failure (Brazil Agreement). The Brazil Agreement does not resolve all individual claims or claims outside Brazil. Since 2015, BHP Brasil, Vale and Samarco have provided US$17.3 bn (100% basis) for reparation and compensation to affected people and to Public Authorities in Brazil. In total, compensation and financial aid have been paid to ~632,000 people who have received ~US$6.6 bn (100% basis). Additionally, remediation of the environment affected by the dam failure is substantially complete and resettlement of the communities of Novo Bento Rodrigues and Paracatu is ~99.8% complete. Samarco, BHP Brasil and Vale continue to implement the Brazil Agreement for reparation of the impacts of the dam failure, including water sanitation, the public health system, economic recovery, local infrastructure, collective damages for affected Indigenous and Traditional Communities and Brazilian Municipalities and income support for the most vulnerable people in the affected regions. Samarco had paid ~310,000 claims as at 30 June 2026 under the Definitive Indemnity Program (PID) established as part of the Brazil Agreement. The Samarco dam failure provision stands at US$5.2 bn as at 30 June 2026, down from US$5.8 bn at 30 June 2025. This reflects the net impact of spend over the year, movements in foreign exchange rates, updates to our cost estimates to reflect the Brazil Agreement, updates from the UK group action, and the impacts of discounting. For further information, please see Note 4 – Significant events – Samarco dam failure for the Samarco dam failure provision. 15

BHP | Financial results for the year ended 30 June 2026 Coal Production Commodity review and outlook – Steelmaking coal Steelmaking coal Steelmaking coal prices (PLV FOB Aus) rebounded by 28% in H2 FY26, supported by a recovery in seaborne demand and supply shocks. 18.6 Mt3% FY25 18.0 Mt Indian pig iron production growth remained robust, sustaining the country’s position FY27e 18.5 – 20.5 Mt as the largest seaborne steelmaking coal importer. The Middle East conflict temporarily impacted steelmaking coal markets through Energy coal higher energy prices and gas shortages, encouraging the diversion of semi-soft 16.4 Mt9% coking coals into power generation and reducing supply available to steelmakers. FY25 15.0 Mt In May, a tragic mine accident in China triggered widespread coal mine suspensions, FY27e 14 – 16 Mt causing a domestic shortage of Premium Hard Coking Coal (PHCC) and creating a regional price differential whereby seaborne PHCC imports were cheaper than domestic coal. Given China’s scale in coal production and demand, policy Average realised price developments in China remain a key determinant for seaborne coal dynamics. Steelmaking coal Outside of China, supply increased through restarts and new mine ramp-ups in US$210.21/t8% Australia, US and Russia. Barring any adverse impact from conflicts and abnormal weather, and in a supportive price environment, this trend is likely to continue in the FY25 US$193.82/t near term. Energy coal – export Over the longer term, we expect that higher quality steelmaking coals, such as those US$104.28/t3% produced by our BMA assets, will attract a premium due to their greater ability to FY25 US$107.80/t enable lower greenhouse gas emission intensity of blast furnaces. In addition, robust hard coking coal imports from emerging Asian economies such as India, will lead to growing and resilient demand for decades to come. The scarcity value of higher Underlying EBITDA quality steelmaking coals may increase over time, particularly given the restrictive US$0.83 bn royalty regime in the major seaborne supply region of Queensland is not supportive 45% of long-term capital investment in steelmaking coal assets in Queensland. FY25 US$0.57 bn Segment outlook 3% contribution to the Group’s Underlying EBITDA BMA remains one of the largest suppliers of higher-quality steelmaking coal in the 15% Underlying EBITDA margin global seaborne market.xxvi To deliver on our medium-term operational targets at BMA, we remain focused on improving supply chain resilience by rebuilding raw coal Capital and exploration inventory levels, while normalising strip ratios and further improving productivity. expenditure At New South Wales Energy Coal (NSWEC) we are progressing rehabilitation in line with our plan to cease mining by the end of FY30. We are focused on extracting US$0.4 bn value from the asset, while also progressing studies on future land use, and FY25 US$0.5 bn supporting the community as it prepares for when BHP ceases mining. FY27e ~US$0.5 bn 16

BHP | Financial results for the year ended 30 June 2026 BMA Steelmaking coal production Unit cost1,2 Underlying EBITDA 18.6 Mt3% US$134.05/t5% US$0.70 bn19% FY25 18.0 Mt FY25 US$127.50/t FY25 US$0.59 bn FY27e 37 – 41 Mt (100% basis) FY27e US$126 – US$137/t3 Medium-term 43 – 45 Mtpa (100% basis) Medium-term <US$120/t 1 Based on exchange rates of: FY26 AUD/USD 0.68 (realised); FY25 AUD/USD 0.65 (realised); FY27 and medium-term AUD/USD 0.70 (guidance). 2 Refer to OFR 8 – Non-IFRS information for detailed unit cost reconciliation. 3 FY27 unit cost guidance is subject to movements in the diesel benchmark. Financial performance Underlying EBITDA increased 19% due to higher average realised prices for steelmaking coal and higher sales volumes reflecting solid underlying performance from the open cut mines, the highest stripping performance in five years and improved wet weather performance. BMA delivered strong controllable cost performance, which partially offset the impacts of a stronger Australian dollar, inflation, and the Middle East crisis on diesel prices. In FY26, BMA consumed ~330 ML of diesel (BHP share). The Singapore 10ppm Gasoil benchmark (diesel benchmark) increased ~30% in FY26, including a 60% increase in H2 FY26 (vs H1 FY26). Asset outlook Production for FY27 is expected to be between 18.5 and 20.5 Mt (37 and 41 Mt on a 100% basis), weighted to the second half. FY27 unit costs are expected to be between US$126 and US$137/t, subject to movements in the diesel benchmark.xxiv Every US$10/bbl change in the diesel benchmark is estimated to have an ~US$1.10/t impact on unit costs. BMA has steadily improved operational performance and value chain stability, with production increasing ~10% over the past two years. This focus will continue with raw coal inventory levels expected to reach sustainable levels in CY27, along with normalising strip ratio over the medium term. With stable raw coal inventory, normalised strip ratios and improved wet weather operational performance, BMA expects to deliver production of 43 – 45 Mtpa (100% basis) and to reduce unit costs to <US$120/t over the medium term.xxiv 17

BHP | Financial results for the year ended 30 June 2026 New South Wales Energy Coal Energy coal production Underlying EBITDA 16.4 Mt9% US$0.23 bn48% FY25 15.0 Mt FY25 US$0.16 bn FY27e 14 – 16 Mt Financial performance Underlying EBITDA increased 48% reflecting higher sales volumes in line with increased bypass coal due to mine sequencing and progression into lower strip ratio areas as part of BHP’s pathway to cease mining by FY30. This was further supported by strong cost performance as we continue to focus on maximising value while meeting closure commitments for stakeholders. This strong operational performance was largely offset by lower realised energy coal prices and external factors, including a stronger Australian dollar, inflationary pressures and higher fuel costs. Asset outlook Production for FY27 is expected to be between 14 and 16 Mt. Mining is expected to continue through lower strip ratio areas as part of BHP’s pathway to cease mining as planned by the end of FY30. Progressive rehabilitation activities continue in parallel with mining operations as BHP advances closure planning and prepares the site to allow for future land uses. We continue to study potential uses for the Mt Arthur Coal site after BHP ceases mining. On 14 July 2026, the NSW Government announced the proposed Mt Arthur Coal Mine Transformation Precinct Master Plan and rezoning proposal, a key step in enabling a range of future uses of land and infrastructure to generate long-term jobs and economic prosperity for the region following the end to mining by BHP at Mt Arthur Coal. Technical and related studies are ongoing with third parties to explore a potential pumped hydro energy storage opportunity that could be progressed by others. 18

BHP | Financial results for the year ended 30 June 2026 Group & Unallocated Potash Capital and exploration Commodity review and outlook expenditure In FY26, potash spot prices have moved 23% higher to US$342/t Vancouver FOB. This US$1.8 bn increase was supported by strong demand, driven by biofuel mandates in Southeast Asia, a re-stocking cycle in China and improving demand in Brazil. This has been FY25 US$1.6 bn underpinned by early settlement of the CY26 Chinese annual contract and India settling FY27e ~US$2.0 bn their CY26 contract at a multi-year high. Fertiliser markets were heavily affected by the Middle East conflict, particularly nitrogen and phosphate, owing to their exposure to natural gas, urea and sulphuric-acid feedstocks. Muriate of Potash (MOP) is not directly impacted by these feedstocks and therefore the impact has mostly been limited to increasing freight costs, resulting in delivered prices moving higher in response. The relative price movements across the fertiliser complex have further consolidated potash’s affordability, reinforcing its value proposition for growers and supporting demand resilience. However, farmers continue to face elevated overall input costs despite potash’s relative affordability. The recent price rally is expected to be tempered in CY27 amidst moderating demand in price-sensitive regions and sufficient supply. Longer term, we continue to believe that potash will benefit from durable trends: rising population, improving diets, reduced availability of arable land, and the need to correct the persistent global potassium deficit in agricultural soils. These attractive demand fundamentals will cement the role of potash as a commodity pillar within BHP’s portfolio over the long term. Business outlook Jansen Stage 1 (JS1) is achieving its critical path milestones set in the updated January 2026 cost and schedule estimate, and first production remains on track for mid-CY27. In June 2026, BHP completed a detailed review of cost and schedule estimates for Stage 2 of the Jansen potash project (JS2) and confirmed that the total investment estimate for JS2 increased from US$4.9 bn to US$6.9 bn (including contingencies) with first production estimated in late-FY31.xxvii Given the higher forecast capital intensity for the Jansen project (including Stages 1 and 2 and potential future expansions), we recognised an impairment charge of US$2.3 bn (before and after tax) in FY26 in relation to our investment to date in the Jansen project. Jansen is a world class asset and is expected to operate at the low end of the cost curve when fully ramped up. Jansen Stage 1 Progress Production target date Estimated project expenditurexxvii 84% Mid-CY27 US$8.4 bn First production is expected to be achieved in mid-CY27, in line with the original schedule, followed by a two-year ramp-up period to deliver 4.15 Mtpa of production. Jansen Stage 2 Progress Production target date Estimated project expenditurexxvii 16% Late-FY31 US$6.9 bn First production is expected in late-FY31, followed by a two-year ramp-up period to deliver 4.36 Mtpa of production. 19

BHP | Financial results for the year ended 30 June 2026 Minerals exploration and early-stage entry Exploration expenditurexxviii Exploration is focused on the discovery of material new copper resources that meet US$408 m clear value thresholds. Early-stage greenfield exploration is advanced through a combination of direct execution and partnerships, including strategic alliances and the FY25 US$396 m Xplor accelerator program. We also support value uplift of existing assets through selective brownfield exploration. Together, these activities support a pipeline of future growth options and play a critical role in ensuring BHP has a high-quality portfolio of growth options capable of supporting consistent, programmatic growth. Greenfield exploration activities were advanced in Australia, Botswana, Canada, Norway, Peru, Serbia and the United States, while brownfield exploration was focused in Chile and the United States. The 2026 cohort of BHP’s Xplor program is underway, with work programs for all 10 selected companies in flight. The cohort is geographically diverse and brings together explorers and technology providers with the goal of accelerating innovation in mineral exploration. The definitive agreements signed with Faraday provide a pathway for the development by Faraday of a new copper hub in Arizona, combining existing infrastructure and mineral inventory at San Manuel with Faraday’s adjacent Copper Creek project. Consolidated development will support future investment, employment opportunities, and help advance domestic US copper supply. Including shares acquired through a private placement completed in March 2026, BHP’s overall shareholding in Faraday will increase to ~32.5% on a non-diluted basis at completion, which is expected in Q1 FY27, subject to satisfaction of customary closing conditions. BHP also holds interests in other projects within the broader Arizona copper district, including at Resolution and Globe-Miami. 20

BHP | Financial results for the year ended 30 June 2026 Appendix 1 Financial Report for the year ended 30 June 2026 Financial performance summary1 A summary of performance for FY26 and FY25 is presented below. Key group metrics 2026 2025 Change Year ended 30 June US$M US$M % Revenue 58,760 51,262 15% Profit from operations 23,869 19,464 23% Attributable profit 9,833 9,019 9% Basic earnings per share (cents) 193.6 177.8 9% Dividend per ordinary share determined in respect of the period (cents) 172 110 56% Net operating cash flow 21,778 18,692 17% Capital and exploration expenditure 10,257 9,794 5% Net debt 8,694 12,924 (33%) Underlying EBITDA 32,947 25,978 27% Underlying attributable profit 13,204 10,157 30% Underlying basic earnings per ordinary share (cents) 260.0 200.2 30% Key asset metrics Year ended Net 30 June 2026 Underlying Underlying Exceptional operating Capital Exploration Exploration US$M Revenue2 EBITDA3 EBIT3 items4 assets3 expenditure gross to profit Copper Escondida 17,054 12,440 11,265 15,126 2,121 Pampa Norte5 2,857 1,560 1,075 5,654 866 Antamina6 2,522 1,762 1,626 1,788 437 Copper South Australia7 6,011 3,203 2,392 18,383 1,523 Other6 113 (101) (162) 2,518 293 Total Copper from Group production 28,557 18,864 16,196—43,469 5,240 Third-party products 2,996 68 68 — - Total Copper 31,553 18,932 16,264—43,469 5,240 162 162 Adjustment for equity accounted investments6 (2,522) (745) (603) — (684) (6) (6) Total Copper statutory result 29,031 18,187 15,661—43,469 4,556 156 156 Iron Ore Western Australia Iron Ore 23,726 14,667 12,479 22,361 3,048 Samarco8 ——(4,874) -Other 138 (139) (166) (368) - Total Iron Ore from Group production 23,864 14,528 12,313 (365) 17,119 3,048 Third-party products 19 1 1 — - Total Iron Ore 23,883 14,529 12,314 (365) 17,119 3,048 122 77 Adjustment for equity accounted investments — — — — Total Iron Ore statutory result 23,883 14,529 12,314 (365) 17,119 3,048 122 77 Coal BHP Mitsubishi Alliance 3,876 702 161 6,421 370 New South Wales Energy Coal9 1,851 342 112 (300) 39 Other—(100) (130) (17) 6 Total Coal from Group production 5,727 944 143—6,104 415 Third-party products — — — Total Coal 5,727 944 143—6,104 415 28 13 Adjustment for equity accounted investments9 (137) (112) (85) — — - Total Coal statutory result 5,590 832 58—6,104 415 28 13 Group and unallocated items Potash—(326) (328) 8,735 1,814 —Western Australia Nickel10 245 (255) (283) (297)—12 12 Other11 11 (20) (782) (1,400) 16 90 89 Total Group and unallocated items 256 (601) (1,393) (2,406) 7,038 1,830 102 101 Inter-segment adjustment — — — — Total Group 58,760 32,947 26,640 (2,771) 73,730 9,849 408 347 21

BHP | Financial results for the year ended 30 June 2026 Year ended Net 30 June 2025 Underlying Underlying Exceptional operating Capital Exploration Exploration US$M Revenue2 EBITDA3 EBIT3 items4 assets3 expenditure gross to profit Copper Escondida 13,177 8,593 7,558 14,093 2,390 Pampa Norte5 2,726 1,270 696 5,051 675 Antamina6 1,562 1,002 827 1,661 395 Copper South Australia7 4,655 1,936 1,247 17,337 1,205 Other6 127 (100) (174) 2,742 201 Total Copper from Group production 22,247 12,701 10,154—40,884 4,866 Third-party products 1,845 91 91 — - Total Copper 24,092 12,792 10,245—40,884 4,866 142 142 Adjustment for equity accounted investments6 (1,562) (466) (289) — (474) (3) (3) Total Copper statutory result 22,530 12,326 9,956—40,884 4,392 139 139 Iron Ore Western Australia Iron Ore 22,767 14,394 12,171 20,959 2,609 Samarco8 ——(5,522) -Other 124 (2) (28) (185) 8 Total Iron Ore from Group production 22,891 14,392 12,143 (321) 15,252 2,617 Third-party products 28 4 4 — - Total Iron Ore 22,919 14,396 12,147 (321) 15,252 2,617 104 65 Adjustment for equity accounted investments — — — — Total Iron Ore statutory result 22,919 14,396 12,147 (321) 15,252 2,617 104 65 Coal BHP Mitsubishi Alliance 3,422 591 101 6,536 402 New South Wales Energy Coal9 1,773 303 193 (121) 106 Other—(173) (203) (58) 17 Total Coal from Group production 5,195 721 91—6,357 525 Third-party products — — — Total Coal 5,195 721 91—6,357 525 15 4 Adjustment for equity accounted investments9 (149) (148) (124) — — - Total Coal statutory result 5,046 573 (33)—6,357 525 15 4 Group and unallocated items Potash—(284) (286) 8,524 1,642 1 1 Western Australia Nickel10 758 (589) (589) (210) 176 28 28 Other11 9 (444) (955) (2,020) 46 109 109 Total Group and unallocated items 767 (1,317) (1,830) (455) 6,294 1,864 138 138 Inter-segment adjustment — — — — Total Group 51,262 25,978 20,240 (776) 68,787 9,398 396 346 1. Group profit before taxation comprised Underlying EBITDA of US$32,947 m (FY25: US$25,978 m), exceptional items, depreciation, amortisation and impairments of US$9,078 m (FY25: US$6,514 m) and net finance costs of US$1,455 m (FY25: US$1,111 m). 2. Total revenue from energy coal sales, including BMA and NSWEC, was US$1,786 m (FY25: US$1,652 m). 3. For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer OFR 8—Non-IFRS financial information in the BHP Annual Report 2026. 4. Excludes exceptional items relating to Net finance costs US$600 m and Income tax benefit US$nil (FY25: Net finance costs US$458 m and Income tax benefit US$96 m). 5. Includes Spence and Cerro Colorado. Cerro Colorado entered temporary care and maintenance in December 2023. 6. Antamina, SolGold (divested in March 2026), Vicuña and Resolution (the latter three included in Other) are equity accounted investments and their financial information presented above reflects BHP Group’s share, with the exception of net operating assets that represents the Group’s carrying value of investments accounted for using the equity method. Group and Copper level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the Copper segment, includes D&A, net finance costs and taxation expense of US$745 m (FY25: US$466 m) related to equity accounted investments. 7. Includes Olympic Dam, Prominent Hill and Carrapateena. 8. Samarco is an equity accounted investment. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods and net operating assets represents predominantly the Group’s carrying value of the provision related to the Samarco dam failure. 9. Includes Newcastle Coal Infrastructure Group (NCIG), an equity accounted investment, with financial information presented above reflecting BHP Group’s share (except for net operating assets). Total Coal statutory results exclude NCIG’s contribution, reflecting the remaining contractual term and expected future economic benefits. 10. Western Australia Nickel is comprised of the Nickel West operations and the West Musgrave project, both of which transitioned into temporary suspension in December 2024. 11. Other includes functions, other unallocated operations including legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments. 22

BHP | Financial results for the year ended 30 June 2026 Underlying EBITDA waterfall The following table and commentary describes the impact of the principal factorsiii that affected Underlying EBITDA for FY26 compared with FY25: US$M Total Group Copper Iron ore Coal Group and unallocated FY25 25,978 12,326 14,396 573 (1,317) Net price impact 7,311 6,693 452 173 (7) Change in sales prices 7,710 6,929 563 218 -Price linked costs (399) (236) (111) (45) (7) Movements in royalties associated with changes in prices Changes in volumes (1,167) (1,415) 34 214 - Escondida: Record material mined and record WAIO: Record production as a result of strong BMA: Primarily strong operational performance at the concentrator throughput combined with improved operational performance across the supply chain. open cut operations, delivering the highest stripping recoveries from operational enhancements are more Record material mined with South Flank exceeding volumes in five years, combined with improved wet than offset by planned lower concentrator feed grade annual nameplate capacity, a drawdown of inventory weather performance enabling BMA to partially of 0.90% (FY25: 1.02%) and timing of sales due to sea at the Central Pilbara Hub, improved Car Dumper mitigate the impacts of higher-than-average rainfall swells at the port impacting shipments. performance following the completion of the CD3 including Tropical Cyclone Koji, weather-related mine Spence: Lower planned grades at both the rebuild, and planned reduction in tie-in activity on the sequencing impacts on yield, ongoing geotechnical concentrator and cathode plant, combined with multi-year Rail Technology Program (RTP1). challenges at Broadmeadow, and Saraji South being challenges with processing complex ore at the placed into care and maintenance. concentrator. NSWEC: Increased bypass coal due to mine sequencing combined with mining lower strip ratio areas as part of BHP’s plans to cease mining by FY30. Change in controllable cash costs 1,191 749 168 212 62 Operating cash costs 1,118 677 176 220 45 Escondida: Primarily net favourable inventory WAIO: Net favourable inventory movements primarily BMA: Net favourable raw coal inventory movement G&U: Primarily non-recurrence of Copper SA movements mainly due to timing of shipments and driven by strong performance at the mines partially reflecting continuing focus on strengthening supply integration activities in prior period. non-recurrence of one-off labour related costs in offset by a drawdown of inventory at the Central chain stability and resilience. FY25. Pilbara Hub. NSWEC: Net favourable inventory movements Spence and Copper SA: Net favourable inventory primarily due to prior period impacts of reduced truck movements primarily due to timing of shipments. availability and unfavourable weather conditions. Exploration and business development 73 72 (8) (8) 17 Change in other costs (1,586) (550) (536) (409) (91) Exchange rates (798) (245) (316) (209) (28) Inflation on costs (675) (316) (147) (149) (63) Inflation rate of 4.0% for Australia and 3.7% for Chile (FY25: 2.4% for Australia and 4.6% for Chile) Fuel, energy, and consumable price movements (209) (89) (69) (51) - Escondida, Spence and Copper SA: Primarily higher WAIO: Primarily higher diesel price as a result of the BMA and NSWEC: Primarily higher diesel price as a diesel and acid prices as a result of the conflict in the conflict in the Middle East. result of the conflict in the Middle East. Middle East. Non-Cash 96 100 (4) — Escondida: Lower stripping depletion combined with higher stripping capitalisation reflecting phase of mine plan. Change in other 1,220 384 15 69 752 Asset sales 100 90 2 7 1 Ceased and sold operations 476 (47)—52 471 Other coal: Revaluation of deferred and contingent WAN: Operations transitioned into temporary consideration in relation to the Blackwater and Daunia suspension in December 2024 as planned. divestment due to price movements. Legacy assets: Non-recurrence of change in closure provision in FY25. Other 644 341 13 10 280 Antamina: Higher profit driven by higher copper G&U: Higher recovery of freight costs caused by prices and higher production as a result of higher movements in the freight index on continuous voyage feed grades and improved operational performance. charter (CVC) voyages combined with non-Partially offset by Copper SA: non-recurrence of self- recurrence of self-insurance claim related to the insurance claim related to the weather-related power weather-related power outage at Olympic Dam in outage at Olympic Dam in FY25. FY25. FY26 32,947 18,187 14,529 832 (601) 23

BHP | Financial results for the year ended 30 June 2026 Exchange rates The following exchange rates relative to the US dollar have been applied in the financial information: As at As at As at Average Average 30 June 30 June 30 June FY26 FY25 2026 2025 2024 Australian dollar (AUD/USD) 0.68 0.65 0.69 0.65 0.67 Chilean peso (CLP/USD) 920 951 922 936 944 Capital and exploration expenditure Historical capital and exploration expenditure and guidance are summarised below: FY27e1 FY26 FY25 Capital and exploration expenditure US$B US$B US$B Deferred stripping 1.0 1.1 1.1 Baseline sustaining2 3.2 3.5 3.6 Non-recurring sustaining 2.7 2.4 2.2 Growth 3.8 2.8 2.6 Exploration 0.3 0.4 0.4 Total ~11.0 10.3 9.8 1 Capital and exploration expenditure guidance is subject to movements in exchange rates. 2 Baseline sustaining includes “maintenance and decarbonisation capital” for the purposes of the Capital Allocation Framework, which for FY26 was US$1.7 bn (FY25: US$1.8 bn). In FY27, this is expected to be ~US$1.7 bn. Major Projects Estimated project Project and expenditure1 First production Commodity ownership Capacity US$M target date Progress Potash Jansen Stage 1 Design, engineering and construction of an underground 8,400 Mid-CY27 Project is 84% (Canada) potash mine and surface infrastructure, with capacity to complete 100% produce 4.15 Mtpa Potash Jansen Stage 2 Development of additional mining districts, completion 6,900 Late-FY31 Project is 16% (Canada) of the second shaft hoist infrastructure, expansion of complete 100% processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa 1 Includes project capital expenditure, project operating expenditure, cost to construct right-of-use assets (i.e. Westshore port terminal and third-party rail line) and related contingencies. Production and unit cost guidance Historical production and production guidance are summarised below: Medium-term Production guidance FY27 guidance FY26 v FY25 Copper (kt) 1,650– 1,800 1,952.8 (3%) Escondida (kt) 900 – 1,0001 1,000 – 1,100 1,261.2 (3%) Pampa Norte (kt) ~2351 210 – 230 212.6 (21%) Copper South Australia (kt) 290 – 320 320.7 2% Antamina (kt) 120 – 140 151.5 27% Carajás (kt)2 – 6.8 (28%) Iron ore (Mt) 260 – 272 264.7 1% WAIO (Mt) 253 – 264 256.9 0% WAIO (100% basis) (Mt) >3053 286 – 298 291.2 0% Samarco (Mt) 7.5 – 8.0 7.8 25% Steelmaking coal – BMA (Mt) 21.5 – 22.54 18.5 – 20.5 18.6 3% BMA (100% basis) (Mt) 43 – 454 37 – 41 37.3 3% Energy coal – NSWEC (Mt) 14 – 16 16.4 9% 1 Expected average production between FY28 to FY31. 2 The divestment of Carajás was completed on 2 April 2026. 3 Sustained production of >305 Mtpa (100% basis) from Q4 FY28. We expect to achieve production of >305 Mt in FY29. 4 Expected production to be achieved by the end of the five-year medium-term horizon. 24

BHP | Financial results for the year ended 30 June 2026 Historical unit costs and guidance for our major assets are summarised below: FY26 at guidance Medium-term FY27 exchange FY26 Unit cost1 guidance2 guidance3 rates4 FY265 FY256 v FY25 Escondida (US$/lb) 1.30 – 1.60 1.20 – 1.50 1.05 1.07 1.19 (10%) Spence (US$/lb) 2.10 – 2.40 2.40 – 2.70 2.12 2.15 2.07 4% Copper South Australia (US$/lb) – 0.30 – 0.80 0.97 0.32 1.18 (73%) WAIO (US$/t)7 <19.00 20.25 – 21.75 18.87 19.66 18.56 6% BMA (US$/t) <120 126 – 137 127.20 134.05 127.50 5% 1 Refer to OFR 8—Non-IFRS information in the BHP Annual Report 2026 for detailed unit cost reconciliations and definitions. 2 Medium-term guidance ranges are based on exchange rates of AUD/USD 0.70 and USD/CLP 890. Medium-term guidance target refers to an average between FY28 and FY31 for Escondida and Spence, and is expected be achieved in FY29 for WAIO and by the end of the five-year medium-term horizon for BMA. 3 FY27 unit cost guidance ranges are based on exchange rates of AUD/USD 0.70 and USD/CLP 890 and by-product prices for gold of US$4,300/oz and uranium of US$80/lb (Copper SA). WAIO and BMA’s FY27 unit cost guidance ranges are subject to movements in the diesel benchmark. 4 FY26 unit cost guidance ranges were based on exchange rates of AUD/USD 0.65 and USD/CLP 940 and by-product prices for gold of US$2,900/oz and uranium of US$70/lb (Copper SA). 5 FY26 realised exchange rates of AUD/USD 0.68 and USD/CLP 920. 6 FY25 realised exchange rates of AUD/USD 0.65 and USD/CLP 951. 7 The breakdown of C1 unit costs are detailed on page 13. 25

BHP | Financial results for the year ended 30 June 2026 Health, safety and social value Key safety indicators Target/Goal FY26 FY25 Fatalities Zero work-related fatalities 0 0 High-potential injury (HPI) frequency1 Year-on-year improvement in HPI frequency 0.07 0.09 Total recordable injury frequency (TRIF)1 Year-on-year improvement in TRIF 4.5 4.5 Social value: key indicators scorecard Target/Goal FY26 FY25 Operational GHG emissions (MtCO2-e)2 Reduce operational GHG emissions by at least 30% from FY20 levels by FY30 9.4 9.3 Value chain GHG emissions (Scope 3): Steelmaking: 2030 goal to support industry to develop steel production technology 186 171 Committed funding in steelmaking capable of 30% lower GHG emissions intensity relative to conventional blast furnace partnerships and ventures to date steelmaking, with widespread adoption expected post-CY30 (US$m)3 Value chain GHG emissions: Maritime transportation: 2030 goal to support 40% GHG emissions intensity reduction of 46 44 Reduction in GHG emissions intensity of BHP-chartered shipping of BHP products BHP-chartered shipping of our products from CY08 (%)4 Indigenous procurement spend (US$m) Key metric for part of our 2030 Indigenous partnerships goal, to support the delivery of 1,007 853 mutually beneficial outcomes Female representation5 (%) Gender balanced employee workforce6 41.5 41.3 Indigenous employee participation7 (%) Australia: aim to achieve 9.7% by the end of FY27 9.3 9.0 Chile: aim to maintain 10.0% by the end of FY26 11.7 10.5 Canada: aim to achieve 20.0% by the end of FY26 20.2 17.8 Area under stewardship8,9 that has a Contribute to global nature-positive action by having at least 2 million hectares of the 246k 98k formal management plan that includes land and water we steward8,9 under conservation, restoration or regenerative practices conservation, restoration or regenerative by FY30. practices (Ha) This is an area approximately equivalent to 30% of the land and water we stewarded9 as Area under stewardship8,9 that has a at FY23. In doing so we will take into account areas of highest ecosystem value both 3.8 1.5 formal management plan that includes within and outside our own operational footprint, in partnership with Indigenous peoples and local communities.10 conservation, restoration or regenerative practices (%)11 1 Combined employee and contractor frequency per 1 million hours worked. There was an error in the half year financial results announcement dated 17 February 2026, which understated HPIF performance as 67% lower from HY20 to HY26. Correct number was 75% lower from HY20 to HY26. 2 Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. Baseline year data and performance data has been adjusted for acquisitions, divestments and methodology changes up to the end of FY26. Previously disclosed figures for FY25 were 8.7 Mt CO2-e and a reduction of 36% against our FY20 baseline. The adjustment of the figure for FY25 is due to BHP transitioning from FY26 to the use of a national residual mix factor to calculate the Scope 2 market-based emissions for our Australian assets. 3 This metric will not be reported from FY27 onwards, as expenditure is no longer considered the most appropriate measure of progress against our value chain goals and intended outcomes. We will continue to provide updates on our Steel Decarbonisation Program through the OFR 9.10—Climate Change and Sustainability Report in the Annual Report and publish targeted Insights articles that more directly reflect and explain progress and impact towards our medium-term goal for steelmaking. 4 Baseline year data and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP’s portfolio due to the data availability challenges of adjusting by asset or operation for CY08 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel. 5 Based on a ‘point in time’ snapshot of employees as at the end of the relevant reporting period. 6 We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization. 7 Indigenous employee participation for Australia is at Minerals Australia operations; for Chile is at Minerals Americas operations in Chile; and for Canada is at Potash operations in Canada. 8 It may include areas we stewarded for a period between FY23 and FY30 but have relinquished to a third party with the requisite expertise, and under conditions that create a high likelihood of durability of ongoing conservation, restoration or regenerative management practice. 9 Excludes areas held under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 10 During FY26, BHP updated the wording of its Healthy environment goal and one associated key metric. Accordingly, the FY27 scorecard includes revised goal and metric descriptions compared with those disclosed in the FY25 Results Announcement. Further information on the changes and the reason for them is provided in OFR 9.9—Nature and environmental performance in the Annual Report. 11 The percentage metric measures progress towards having an area approximately equivalent to 30% of the land and water stewarded by BHP as at FY23 under conservation, restoration or regenerative practices by FY30. For more information refer to the BHP ESG Standards and Databook 2026, available at bhp.com/sustainability. 26

BHP | Financial results for the year ended 30 June 2026 The financial information for the year ended 30 June 2026 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2026 financial statements contained within the BHP Annual Report 2026 of the Group. This news release including the Financial Report is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP and/or its operations during the June 2026 full year compared with the June 2025 full year, unless otherwise noted. Medium term refers to a five-year horizon, unless otherwise noted. Numbers presented may not add up precisely to the totals provided due to rounding. The following abbreviations may have been used throughout this release: silver (Ag); gold (Au); billion dollars (B/bn); billion troy ounces (Boz); billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF); carbon dioxide equivalent (CO2-e); compound annual growth rate (CAGR); copper (Cu); copper equivalent (CuEq); dry metric tonne (dmt); final investment decision (FID); free on board (FOB); foreign exchange (FX); greenhouse gas (GHG); grams per tonne (g/t); high-potential injury (HPI); joint venture (JV); kilograms per tonne (kg/t); kilometre (km); megalitres/million litres (ML); Memorandum of Understanding (MOU); million troy ounces (Moz); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); Original Equipment Manufacturer (OEM); ounces (oz); OZ Minerals Ltd (OZL); pounds (lb); million dollars (M); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); uranium (U); uranium oxide (U3O8); and wet metric tonnes (wmt). Forward-looking statements This release contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements, other than statements of historical or present facts, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; global market conditions, reserves and resources estimates; recoveries, mine plans, processing performance and other technical assumptions; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; sustainability, decarbonisation, social value and other targets, goals, pathways and related assumptions; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, ventures, operations or facilities (including associated costs or benefits); commodity streaming, offtake, infrastructure, funding, capital release or similar arrangements (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘desire’, ‘ensure’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathways’, ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’, or similar words. These statements discuss future expectations or performance, or provide other forward-looking information. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available, as at the date of this release. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the development and use of new technologies and related risks; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in or impacting the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation or expansion of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty and conflicts; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in OFR 6 in the BHP Annual Report 2026 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Emissions and energy consumption data Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this release are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to the BHP Annual Report 2026, Sustainability Report 7.6. No offer of securities Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP. No financial or investment advice – South Africa BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice. BHP and its subsidiaries In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 28 – Subsidiaries of the Financial Statements in the BHP Annual Report 2026 for a list of our significant subsidiaries. Those terms do not include non-operated assets. Our non-operated assets include, among others, Antamina, Resolution, Samarco and Vicuña. This release covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a BHP-operated joint venture1 (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2025 to 30 June 2026 unless otherwise stated. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1 References in this release to a ‘joint venture’ or ‘JV’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. 27

BHP | Financial results for the year ended 30 June 2026 The following footnotes apply to this Results Announcement: i Based on BHP’s FY26 total copper production and FY27 total copper production guidance on a consolidated basis relative to latest publicly available full year copper production volumes and guidance disclosed by competitors and Wood Mackenzie data on the same basis. Competitors include: Anglo American, Antofagasta, Codelco, Freeport, Glencore, Rio Tinto, Southern Copper, Teck. ii C1 cash costs have been restated to include inventory movements. The comparative FY25 C1 unit cost based on this new methodology would be US$16.16/t. Based on previous methodology, the FY26 C1 unit cost would be US$18.72/t (FY25: US$17.29/t). WAIO remains the lowest cost producer (over 7 years) under both methodologies based on BHP internal analysis of WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors (including Fortescue, Rio Tinto and Vale), adjusted for alignment based on publicly available financial information. There may be differences in the manner that third parties calculate or report unit cost data compared to BHP, which means third-party data may not be comparable with our data. iii We use various non-IFRS financial information to reflect our underlying financial performance. Non-IFRS financial information (as outlined in ASIC Regulatory Guide 230) is not defined or specified under the requirements of IFRS, but is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. For a complete list of Non-IFRS financial information and their respective definitions and calculation methodology, please refer to OFR 8 – Non-IFRS information in the BHP Annual Report 2026. Non-IFRS financial information is unaudited. iv Segment and asset level free cash flow includes contribution from non-controlling interests, and excludes centrally managed interest and taxes reported under Group and Unallocated (G&U). v Calculated as net debt as at 30 June 2026 divided by FY26 Underlying EBITDA. vi Represents our current aspiration for BHP group attributable production, and is not intended to be a projection, forecast or production target. Production aspirations include potential increases in production rates, as well as potential production from BHP’s assets and non-operated joint ventures and exploration, and are subject to the completion of technical studies to support Mineral Resource and Ore Reserves estimates, capital allocation, regulatory approvals, market capacity, and, in certain cases, the development of exploration assets, which factors are uncertain. Group attributable production excludes NSWEC, Carajás and WA Nickel. Unless otherwise stated, copper equivalent production includes contribution from by-products and is calculated using UBS long term consensus prices as of June 2026 of US$4.76/lb for copper, US$3,354/oz for gold, US$85/t for iron ore, US$204/t for steelmaking coal and US$360/t for potash. References to consensus figures are not based on BHP’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, BHP. vii Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets (excluding former OZL Brazil assets). FY20, FY25 and FY26 GHG emissions data has been adjusted for acquisitions, divestments and methodology changes. This provides the data most relevant to assessing progress against our operational GHG emissions medium-term target and differs from annual total operational GHG emissions inventory (unadjusted for acquisitions, divestments and methodology changes). For more information refer to our assumptions and further details in the BHP Annual Report 2026, Sustainability Report 2.1.2. We have transitioned to using a national residual mix factor at our Australian assets which drove an adjustment to our operational GHG emissions; applying this adjustment to FY25 results in 34% reduction vs FY20 baseline, previously reported as 36%. viii Based on a ‘point in time’ snapshot of employees as at 30 June 2026, including employees on extended absence, as used in internal management reporting. We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization. ‘Women in leadership’ refers to employees with one or more direct reports. ix As evidenced by the surrender of renewable energy certificates. The adjusted figure for FY25 was 77%. For more information on the calculation refer to the BHP Annual Report 2026, Sustainability Report. x Area under stewardship that has a formal management plan that includes conservation, restoration or regenerative management practices. It may include areas we stewarded for a period between FY23 and FY30 but have relinquished to a third party with the requisite expertise, and under conditions that create a high likelihood of durability of ongoing conservation, restoration or regenerative management practice. xi For more information refer to the BHP Economic Contribution Report 2026. xii Calculated on a copper equivalent production weighted average basis, based on FY26 average realised prices for major assets (Escondida, Spence, Copper SA, WAIO and BMA) xiii On a total operations basis. 25-year average includes all full year reporting periods from FY02 to FY26 (inclusive). xiv Capital and exploration expenditure guidance is subject to movements in exchange rates. xv In line with previously announced ambition to unlock up to a total of ~US$10 bn in undervalued capital through infrastructure linked transactions, substantial by-products, non-core assets and future growth investments. This is not intended to be a projection or forecast. xvi Credit ratings are forward-looking opinions on credit risk. Moody’s and Fitch’s credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any credit rating should be evaluated independently of any other information. xvii The information in this section is based on BHP data, analysis and desktop research on public data sources. xviii Not adjusted for the Antamina silver streaming transaction. xix Calculated using UBS long term consensus prices as of May 2026 of US$4.76/lb for copper, US$3,354/oz for gold, US$45/oz for silver, US$17/lb for molybdenum and US$82/lb for uranium. xx Represents our current aspiration for Copper South Australia attributable copper production, and is not intended to be a projection, forecast or production target. Refer to Note vi above for assumptions and qualifications, which apply to this aspiration. Copper equivalent production for this aspiration includes contribution from by-products and is calculated using UBS long term consensus prices as of June 2026 of US$4.76/lb for copper, US$3,354/oz for gold, US$45/oz for silver and US$82/lb for uranium. xxi CuEq calculation based on the potential Stage 1 production and commodity prices disclosed in the Vicuña Integrated Technical Report 2026: Copper US$4.60/lb, gold US$3,300/oz, silver US$40/oz. Refer to Note vi above for other assumptions and qualifications, which apply to this aspiration. xxii For the ASX Mineral Resource for the Resolution Copper project, refer to the Mineral Resources and Ore Reserves in the BHP Annual Report 2026. U.S. investors are advised to refer to the mineral resources and mineral reserves presented in the BHP annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC), which presents estimates prepared in accordance with SEC regulations Subpart 1300 of Regulation S-K. xxiii Based on CY25 production. xxiv FY27 and medium-term unit cost guidance ranges are based on exchange rates of AUD/USD 0.70 and USD/CLP 890 and by-product prices for Copper SA of US$4,300/oz for gold and US$80/lb for uranium. xxv Subject to movements in exchange rates; +/- 50% in any given year over the medium term. xxvi BMA on a 100% basis. Source: Wood Mackenzie 2026 Q2 dataset. xxvii Investment expenditure includes: project capital expenditure, project operating expenditure, cost to construct right-of-use assets (i.e. Westshore port terminal and third-party rail line) and related contingencies. xxviii Includes minerals exploration and evaluation expenditure, including greenfield exploration, brownfield exploration and resource assessment expenditure. 28

BHP | Financial results for the year ended 30 June 2026 Authorised for lodgement by: The Board of BHP Group Limited Contacts Media Investor Relations media.relations@bhp.com investor.relations@bhp.com Australia and Asia Australia and Asia Gabrielle Notley John-Paul Santamaria Mobile: +61 411 071 715 +61 499 006 018 Europe, Middle East and Africa Europe, Middle East and Africa Gabrielle Notley Adam Sanderson Mobile: +61 411 071 715 +44 7884 735 515 North America Americas Megan Hjulfors Li Hua Mobile: +1 403 605 2314 +1 647 828 9830 Latin America Renata Fernandez Mobile: +56 9 8229 5357 BHP Group Limited ABN 49 004 028 077 LEI WZE1WSENV6JSZFK0JC28 Registered in Australia Level 18, 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015 BHP Group is headquartered in Australia bhp.com 29

Exchange release     18 August 2026 BHP FY2026 Results Presentation Attached are the presentation slides for BHP’s FY2026 Results Presentation by the Chief Executive Officer and Chief Financial Officer. The presentation slides and a video of this presentation are available at: https://www.bhp.com/financial-results Authorised for release by Stefanie Wilkinson, Group Company Secretary. BHP Group Limited ABN 49 004 028 077

Contacts Media Investor Relations media.relations@bhp.com investor.relations@bhp.com Australia and Asia Australia and Asia Gabrielle Notley John-Paul Santamaria Mobile : +61 411 071 715 +61 499 006 018 Europe, Middle East and Africa Europe, Middle East and Africa Gabrielle Notley Adam Sanderson Mobile : +61 411 071 715 +44 7884 735 515 North America Americas Megan Hjulfors Li Hua Mobile : +1 403 605 2314 +1 647 828 9830 Latin America Renata Fernandez Mobile: +56 9 8229 5357 BHP Group Limited ABN 49 004 028 077 LEI WZE1WSENV6JSZFK0JC28 Registered in Australia Level 18, 171 Collins Street Melbourne Victoria 3000 Australia Tel: +61 1300 55 4757 Fax: +61 3 9609 3015 BHP Group is headquartered in Australia bhp.com BHP Group Limited ABN 49 004 028 077

BHP | Financial results for the year ended 30 June 2026 The following footnotes apply to this Results Announcement: i Based on BHP’s FY26 total copper production and FY27 total copper production guidance on a consolidated basis relative to latest publicly available full year copper production volumes and guidance disclosed by competitors and Wood Mackenzie data on the same basis. Competitors include: Anglo American, Antofagasta, Codelco, Freeport, Glencore, Rio Tinto, Southern Copper, Teck. ii C1 cash costs have been restated to include inventory movements. The comparative FY25 C1 unit cost based on this new methodology would be US$16.16/t. Based on previous methodology, the FY26 C1 unit cost would be US$18.72/t (FY25: US$17.29/t). WAIO remains the lowest cost producer (over 7 years) under both methodologies based on BHP internal analysis of WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors (including Fortescue, Rio Tinto and Vale), adjusted for alignment based on publicly available financial information. There may be differences in the manner that third parties calculate or report unit cost data compared to BHP, which means third-party data may not be comparable with our data. iii We use various non-IFRS financial information to reflect our underlying financial performance. Non-IFRS financial information (as outlined in ASIC Regulatory Guide 230) is not defined or specified under the requirements of IFRS, but is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. For a complete list of Non-IFRS financial information and their respective definitions and calculation methodology, please refer to OFR 8 – Non-IFRS information in the BHP Annual Report 2026. Non-IFRS financial information is unaudited. iv Segment and asset level free cash flow includes contribution from non-controlling interests, and excludes centrally managed interest and taxes reported under Group and Unallocated (G&U). v Calculated as net debt as at 30 June 2026 divided by FY26 Underlying EBITDA. vi Represents our current aspiration for BHP group attributable production, and is not intended to be a projection, forecast or production target. Production aspirations include potential increases in production rates, as well as potential production from BHP’s assets and non-operated joint ventures and exploration, and are subject to the completion of technical studies to support Mineral Resource and Ore Reserves estimates, capital allocation, regulatory approvals, market capacity, and, in certain cases, the development of exploration assets, which factors are uncertain. Group attributable production excludes NSWEC, Carajás and WA Nickel. Unless otherwise stated, copper equivalent production includes contribution from by-products and is calculated using UBS long term consensus prices as of June 2026 of US$4.76/lb for copper, US$3,354/oz for gold, US$85/t for iron ore, US$204/t for steelmaking coal and US$360/t for potash. References to consensus figures are not based on BHP’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, BHP. vii Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets (excluding former OZL Brazil assets). FY20, FY25 and FY26 GHG emissions data has been adjusted for acquisitions, divestments and methodology changes. This provides the data most relevant to assessing progress against our operational GHG emissions medium-term target and differs from annual total operational GHG emissions inventory (unadjusted for acquisitions, divestments and methodology changes). For more information refer to our assumptions and further details in the BHP Annual Report 2026, Sustainability Report 2.1.2. We have transitioned to using a national residual mix factor at our Australian assets which drove an adjustment to our operational GHG emissions; applying this adjustment to FY25 results in 34% reduction vs FY20 baseline, previously reported as 36%. viii Based on a ‘point in time’ snapshot of employees as at 30 June 2026, including employees on extended absence, as used in internal management reporting. We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization. ‘Women in leadership’ refers to employees with one or more direct reports. ix As evidenced by the surrender of renewable energy certificates. The adjusted figure for FY25 was 77%. For more information on the calculation refer to the BHP Annual Report 2026, Sustainability Report. x Area under stewardship that has a formal management plan that includes conservation, restoration or regenerative management practices. It may include areas we stewarded for a period between FY23 and FY30 but have relinquished to a third party with the requisite expertise, and under conditions that create a high likelihood of durability of ongoing conservation, restoration or regenerative management practice. xi For more information refer to the BHP Economic Contribution Report 2026. xii Calculated on a copper equivalent production weighted average basis, based on FY26 average realised prices for major assets (Escondida, Spence, Copper SA, WAIO and BMA) xiii On a total operations basis. 25-year average includes all full year reporting periods from FY02 to FY26 (inclusive). xiv Capital and exploration expenditure guidance is subject to movements in exchange rates. xv In line with previously announced ambition to unlock up to a total of ~US$10 bn in undervalued capital through infrastructure linked transactions, substantial by-products, non-core assets and future growth investments. This is not intended to be a projection or forecast. xvi Credit ratings are forward-looking opinions on credit risk. Moody’s and Fitch’s credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any credit rating should be evaluated independently of any other information. xvii The information in this section is based on BHP data, analysis and desktop research on public data sources. xviii Not adjusted for the Antamina silver streaming transaction. xix Calculated using UBS long term consensus prices as of May 2026 of US$4.76/lb for copper, US$3,354/oz for gold, US$45/oz for silver, US$17/lb for molybdenum and US$82/lb for uranium. xx Represents our current aspiration for Copper South Australia attributable copper production, and is not intended to be a projection, forecast or production target. Refer to Note vi above for assumptions and qualifications, which apply to this aspiration. Copper equivalent production for this aspiration includes contribution from by-products and is calculated using UBS long term consensus prices as of June 2026 of US$4.76/lb for copper, US$3,354/oz for gold, US$45/oz for silver and US$82/lb for uranium. xxi CuEq calculation based on the potential Stage 1 production and commodity prices disclosed in the Vicuña Integrated Technical Report 2026: Copper US$4.60/lb, gold US$3,300/oz, silver US$40/oz. Refer to Note vi above for other assumptions and qualifications, which apply to this aspiration. xxii For the ASX Mineral Resource for the Resolution Copper project, refer to the Mineral Resources and Ore Reserves in the BHP Annual Report 2026. U.S. investors are advised to refer to the mineral resources and mineral reserves presented in the BHP annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC), which presents estimates prepared in accordance with SEC regulations Subpart 1300 of Regulation S-K. xxiii Based on CY25 production. xxiv FY27 and medium-term unit cost guidance ranges are based on exchange rates of AUD/USD 0.70 and USD/CLP 890 and by-product prices for Copper SA of US$4,300/oz for gold and US$80/lb for uranium. xxv Subject to movements in exchange rates; +/- 50% in any given year over the medium term. xxvi BMA on a 100% basis. Source: Wood Mackenzie 2026 Q2 dataset. xxvii Investment expenditure includes: project capital expenditure, project operating expenditure, cost to construct right-of-use assets (i.e. Westshore port terminal and third-party rail line) and related contingencies. xxviii Includes minerals exploration and evaluation expenditure, including greenfield exploration, brownfield exploration and resource assessment expenditure. 28

BHP | Financial results for the year ended 30 June 2026

Authorised for lodgement by:
The Board of BHP Group Limited

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29

Exchange release    18 August 2026 BHP FY2026 Results Presentation Attached are the presentation slides for BHP’s FY2026 Results Presentation by the Chief Executive Officer and Chief Financial Officer. The presentation slides and a video of this presentation are available at: https://www.bhp.com/financial-results Authorised for release by Stefanie Wilkinson, Group Company Secretary. BHP Group Limited ABN 49 004 028 077

BHP

Contacts

Media
media.relations@bhp.com

Australia and Asia
Gabrielle Notley
Mobile : +61 411 071 715

Europe, Middle East and Africa
Gabrielle Notley
Mobile : +61 411 071 715

North America
Megan Hjulfors
Mobile : +1 403 605 2314

Latin America
Renata Fernandez
Mobile: +56 9 8229 5357

Investor Relations
investor.relations@bhp.com

Australia and Asia
John-Paul Santamaria
+61 499 006 018

Europe, Middle East and Africa
Adam Sanderson
+44 7884 735 515

Americas
Li Hua
+1 647 828 9830

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

Accelerating performance, delivering growth Full year ended 30 June 2026 Brandon Craig Chief Executive Officer Copper South Australia

The information in this presentation is current as at 18 August 2026. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the year ended 30 June 2026. Forward-looking statements This presentation contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; reserves and resources estimates; recoveries, mine plans, processing performance and other technical assumptions; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; sustainability, decarbonisation, social value and other targets, goals, pathways and related assumptions; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, ventures, operations or facilities (including associated costs or benefits); commodity streaming, offtake, infrastructure, funding, capital release or similar arrangements (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs, and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim‘, ‘ambition‘, ‘anticipate‘, ‘aspiration‘, ‘believe‘, ‘commit‘, ‘continue‘, ‘could‘, ‘desire‘, ‘ensure‘, ‘estimate‘, ‘expect‘, ‘forecast‘, ‘goal‘, ‘guidance‘, ‘intend‘, ‘likely‘, ‘may‘, ‘milestone‘, ‘must‘, ‘need‘, ‘objective‘, ‘outlook‘, ‘pathways‘, ‘plan‘, ‘project‘, ‘schedule‘, ‘seek‘, ‘should‘, ‘strategy‘, ‘target‘, ‘trend‘, ‘will‘, ‘would‘ or similar words. These statements discuss future expectations or performance, or provide other forward-looking information. Forward-looking statements are based on management‘s expectations and reflect judgements, assumptions, estimates and other information available as at the date of this presentation. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the development and use of new technologies and related risks; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in or impacting the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines identified in the risk factors discussed, including increases in taxes and royalties or implementation or expansion of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty and conflicts; labour unrest; weather, climate variability or other manifestations of climate change; and other factors in section 6 of the Operating and Financial Review (OFR) in the BHP Annual Report 2026 and BHP‘s filings with the U.S. Securities and Exchange Commission (the ‘SEC‘) (including in Annual Reports on Form 20-F) which are available on the SEC‘s website at sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Emissions and energy consumption data Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this presentation are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to BHP Annual Report 2026, Sustainability Report 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions available at bhp.com. Numbers presented may not add up precisely to the totals provided due to rounding. Presentation of data Unless expressly stated otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the year ended 30 June 2026 compared with the year ended 30 June 2025; references to Underlying EBITDA margin excludes third-party products; production volumes, sales volumes and capital and exploration expenditure for subsidiaries are presented on a 100% basis unless otherwise stated; production and sales volumes from equity-accounted investments and other operations are presented on a BHP-attributable basis. Financial information for equity-accounted investments is presented as BHP‘s share, except for net operating assets, and Group and segment statutory results reflect the application of equity accounting under IFRS; medium-term refers to a five-year horizon, unless otherwise noted. Unless expressly stated otherwise, for information and data in this presentation related to BHP’s social value or sustainability position or performance: former OZL operations that form part of BHP‘s Copper South Australia asset and the West Musgrave Project are included for FY24 and FY25 but excluded for prior financial years; former OZL Brazil assets are excluded; and all such information and data excludes BHP‘s interest in non-operated assets. Ore Reserves and Mineral Resource are presented in this presentation in accordance with ASX Listing Rules. U.S. investors are advised to refer to the mineral resources and mineral reserves presented in the BHP annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC), which presents estimates prepared in accordance with SEC regulations Subpart 1300 of Regulation S-K. All footnote content (except in the Annexures) is contained on slides 34-36. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to ‘Non-IFRS financial information‘ in the BHP Financial Report for the year ended 30 June 2026. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. No financial or investment advice ‘ South Africa BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice. BHP and its subsidiaries In this presentation, the terms ‘BHP‘, the ‘Company, the ‘Group‘, ‘BHP Group‘, ‘our business‘, ‘organisation‘, ‘we‘, ‘us‘, ‘our‘ and ourselves‘ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 28 ‘Subsidiaries‘ of the Financial Statements in the BHP Annual Report 2026 for a list of our significant subsidiaries. Those terms do not include non-operated assets. Our non-operated assets include, among others, Antamina, Samarco, Resolution and Vicu‘a. This presentation covers BHP‘s functions and assets (including those under exploration, projects in 1 development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a joint venture operated by BHP (referred to in this presentation as ‘operated assets‘ or ‘operations‘) from 1 July 2025 to 30 June 2026 unless otherwise stated. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures‘ or ‘non-operated assets‘). Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this presentation to a ‘joint venture‘ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Financial results 18 August 2026 2

Safety remains our top priority Reducing exposure to risk through autonomy, discipline and technology 2 High-potential injury frequency (HPIF) We are saddened by a coworker losing their life while at (Frequency) work at Peak Downs, BMA, in July this year 0.25 Investigations are under way into the circumstances 0.20 of the fatal incident 0.15 Our focus is on: 0.10 Harnessing technology and AI to make work safer – Deploying autonomous haulage to reduce exposure risk 0.05 1 – Using technology to identify hazards Maturing and deepening BOS capability 0.00 H1 H2 H1 H2 H1 H2 H1 H2 H1 H2 H1 H2 July Strengthening our contractor management framework FY21 FY22 FY23 FY24 FY25 FY26 FY27 HPI frequency Fatality Financial results 18 August 2026 3

Operational excellence driving value, growth and returns

Strong performance, sector leading ~60% margins[3] and attractive shareholder returns

World's biggest miner[1]	› ~2 Mt copper production, world's largest copper producer[2] › Combined with record production at WAIO
54% Group EBITDA from Copper segment	› 70% Copper segment EBITDA margin[3] › ⬇6% Group unit cost reduction from major assets[4]
US$8.7 bn dividends US 172 cents per share	› US$6.3 bn capital unlocked, pathway to ~US$10 bn[5] › US$8.7 bn net debt; ~0.3x net debt / LTM EBITDA

Note: WAIO – Western Australian Iron Ore; LTM – last twelve months.

Financial results
18 August 2026
4
BHP

Mining remains undervalued The demand for commodities is more broad-based than prior cycles, especially for copper Mining ~5% Mining <2% Monthly price performance Copper demand and supply, 2001 – 2040 (Index, 31 January 1995 = 100) (Mt) MSCI MSCI 3,600 Persistent structural deficit could lead to 1 1 World World NASDAQ a shortfall of up to ~10 Mtpa next decade Composite * ‘Non-traditional’ demand expected to 3,000 grow by ~6.5% p.a. 2020 – 2035 2,400 1,800 S&P 500 1,200 MSCI World 600 MSCI World Metals & Mining 0 2026 2040 1995 1999 2003 2007 2011 2015 2019 2023 2001 2006 2011 2016 2021 2026 2031 2036 2 2 Traditional end uses Non-traditional Supply Source: Wood Mackenzie, BHP analysis. Source: Bloomberg, S&P Capital IQ, BMO Capital Markets. Note: Non-traditional uses include decarbonisation, digitalisation and data centre investment. Supply range refers to committed primary plus scrap copper and is long-term focused. Financial results 18 August 2026 5

Asset quality and commodity selection are key to value

Value creation in mining begins with producing the right commodities from the best, tier 1 assets

	Commodity attractiveness			Asset attractiveness		
	Steep cost curve[1]	Scale / size (US$)[2]	Exposed to 'mega trends'	Cost curve quartile[3]	Long life[4]	Expandable / scalable[5]
Iron ore WAIO	 2.2x	~180 bn	urbanisation population growth	1st quartile	~65 years	✓
Copper Chile Copper	 27x	~300 bn	electrification digitisation/data increasing living standards population growth	2nd quartile	~60 years	✓✓
Copper Copper SA				2nd quartile	~80 years	✓✓✓
Steelmaking coal BMA	 1.6x	~65 bn	urbanisation population growth	3rd quartile	~55 years	✓
Potash Jansen	 3.3x	~30 bn	population growth increasing living standards	1st quartile	~60 years	✓✓

Financial results
18 August 2026
6
BHP

The next decade: more velocity and ambition, same discipline Maximising BHP’s full potential will require us to leverage BOS, technology 3 – 4% CuEq production and partnerships to drive productivity and deliver consistent growth 1 growth CAGR to FY35 Accelerating Delivering disciplined Strengthening our performance programmatic growth foundations and resilience Embed the BHP Operating System (BOS) Deliver growth from existing projects Advance safety and social value goals Leverage technology as a productivity Build pathways for growth beyond 2035 Deepen partnerships and strategic accelerator relationships Maintain disciplined capital allocation Build a faster, more agile BHP Leverage our diversified portfolio for resilient returns Note: BOS – BHP Operating System. Financial results 18 August 2026 7

BOS is driving operational improvement Embedding BOS has helped identify ~7,000 cost improvement initiatives since 2020, generating ~$5 bn in initial year savings, with more to come 1 BHP Operational Excellence Index (OEI) 65 Aspirational target Further embedding BOS will generate additional savings 2 McKinsey’s definition of world leading 55 FY27 target 52 FY26 0.7 3 US$5.1 bn Copper 1.7 Iron ore Total initial year savings from 5.1 1.3 Coal Total ~7,000 projects executed Functions since FY20 1.4 Chart is presented on a US$bn basis 36 FY20 Financial results 18 August 2026 8

Technology will amplify BHP's competitive advantages

BHP's data, scale and BOS competitive advantages will drive accelerated commissioning, productivity improvement and growth

EBITDA generated from technology
(US$ m per annum run rate realised at YE)


700
600
500
400
300
200
100
0
FY26
FY27¹
Exit run-rate
Target exit run-rate
Delivered in-year

Faster project commissioning | **Accelerated production growth** | **Improved productivity**

Dynamic resource & mine planning	Load & haul	Crush & screen	Processing	Logistics	System wide
More definitive resource characterisation through AI	Autonomous trucks to optimise haulage cycles *~50% autonomous today, with further deployments in the future*	Regulating feedstock consistency and throughput	Leaching optimisation to unlock copper recoveries *Full SaL* deployed at Escondida and SCPY** sanctioned*	Rail technology Minimise rake queueing and stoppages	AI-led predictive and preventative maintenance Schedule optimisation

Our digital competitive advantages **Data** | **Scale** | **BOS**

*Full SaL is a BHP proprietary leaching technology.
**SCPY – Spence Chalcopyrite Leach Project to extend cathode production life.

Financial results
18 August 2026
9
BHP

Creating programmatic growth …

Focused on delivering this generation's high-quality growth projects and developing the next

1 Delivering a high-quality growth portfolio …

	FY27-30	FY27-35
Total Group production (CuEq)	~3%	3 – 4%
Copper segment (CuEq)		~5% (FY27-35)

Copper
- Escondida New Concentrator
- Vicuña Stage I
- Copper SA Phase 1

Potential FID within 18 months[1]

- Vicuña Stage II, Cerro Colorado

Potash *In execution*
- Jansen Stages 1 and 2

Steelmaking
- WAIO growth to >305 Mtpa
- BMA uplift to 43 – 45 Mtpa

2 … and generating incremental programmatic growth

Building pathways for programmatic growth beyond 2035

Brownfield expansions
- Vicuña Stage III, Copper SA Phase 2, Antamina

Other growth
- Resolution, Jansen, WAIO

Strategic opportunities
- Partnerships & adjacencies, bolt-on acquisitions
- Exploration, early-stage investments

Note: See "Forward-looking production information, assumptions and copper equivalent methodology" on slide 37.

Financial results
18 August 2026
10
BHP

… which is not being fully valued yet BHP’s growth projects expected to deliver 3 – 4% CuEq CAGR to FY35 – backed up by a bankable track record of meeting guidance BHP consistently meets its production guidance … … but our growth program is still not fully reflected 1 2 (Average divergence of actual production from initial guidance, CY23 – 25 ) (CuEq production volume CAGR, FY27 – 35, attributable basis ) 4.5% 4% 4.0% 0% 3.5% 3 – 4% 3.0% (4%) 2.5% 1.5 – 3.3% (8%) 3 2.1% VA consensus 2.0% 1.5% (12%) 1.0% (16%) 0.5% 0.0% (20%) 4 2 Current broker estimates BHP growth rate BHP Peers Source: Standard Bank. Peers include Anglo; Glencore; Rio Tinto; South32; Vale. Financial results 18 August 2026 11

Financial performance Full year ended 30 June 2026 Vandita Pant Chief Financial Officer Western Australia Iron Ore

Driving earnings through delivery 1 Sector leading margins deliver consistent shareholder returns 2 Income statement Summary financials (US$ bn, Underlying) Underlying EBITDA of US$32.9 bnÇ 27% 70 - Underlying EBITDA margin of 59%Ç 6pp 58.8 60 Taxes and - 26% ROCEÇ 6pp royalties: 4 US$12.3 bn Adjusted effective tax rate of 36.5% 50 - Adjusted effective tax rate including royalties of 42.9% 40 Underlying attributable profit of US$13.2 bnÇ 30% 32.9 (25.9) 30 Net operating cash flow of US$21.8 bnÇ 17% 26.6 (6.3) (0.9) US$10.3 bn of capital and exploration expenditure 20 13.2 (9.4) Dividends determined of US$8.7 bn (payout ratio of 66%) 8.7 (3.2) 10 3 Net debt of US$8.7 bn (net debt / LTM EBITDA of ~0.3x ) 0 Exceptional items of US$3.4 bn (after tax) Financial results 18 August 2026 13 Revenue 4 Operating costs EBITDA 4 D&A EBIT Net finance costs 4 Tax Non-controlling interests Attributable profit Dividends determined

Macro tailwinds reinforced by operational excellence Improved earnings reflect strong commodity prices, reliable volumes and cost discipline Earnings variance and drivers, year-on-year comparison (US$ bn) 40 Underlying EBITDA increasedÇUS$6.9 bn in FY26 Controllable / OperationalÇ US$1.3 bn ExternalÇ US$5.6 bn 7.3 32.9 1.3 31.6 1.2 Copper segment contributed 54% of FY26 Group (0.8) (0.9) 30 (1.2) EBITDA 26.0 External factors, particularly strong commodity prices, 20 supportedÇUS$5.6 bn of EBITDA uplift Controllable / Operational factors delivered an additional ÇUS$1.3 bn of EBITDA uplift 10 Copper segment EBITDA margin of 70%; Iron ore at 61% 0 2 1 FY25 Price Foreign Inflation Baseline Volumes Controllable Other FY26 Underlying exchange costs Underlying EBITDA EBITDA Financial results 18 August 2026 14

Strong performance achieved across the portfolio

Operational records demonstrate the quality, scale and reliability of our assets

Copper

Production:	1,953 kt Cu ⬇ 3%
	343 kt by-product CuEq[1] ⬆ 5%
EBITDA margin:	70%

By-products

Gold: 571 koz ⬆ 4% | Silver: 17.9 Moz ⬆ 21% | Uranium: 3.6 kt ⬆ 16% | Zinc: 96.1 kt ⬇ 11%

Iron ore

Production:	265 Mt ⬆ 1%
EBITDA margin:	61%

Steelmaking coal[2]

BMA production:	18.6 Mt ⬆ 3%
EBITDA margin:	18%

Energy coal[2]

NSWEC production:	16.4 Mt ⬆ 9%

- ✓ Delivered ~2 Mt of copper production for the second consecutive year, with strong performance at Escondida
- ✓ WAIO: record iron ore production
  BMA: highest stripping volumes in five years
  NSWEC: exceeded the production guidance
- ✓ FY26 unit costs achieved ⬇ 6%[3] reduction across our major assets; with Escondida ⬇ 10% and Copper SA ⬇ 73%
- ✓ By-products contributed ~15% of total CuEq production from the copper segment

Note: WAIO – Western Australia Iron Ore; Copper SA – Copper South Australia; BMA – BHP Mitsubishi Alliance; NSWEC – New South Wales Energy Coal.
Arrows indicate the comparative performance of FY26 production relative to FY25. Steelmaking coal and energy coal production figures relate to BHP equity share.
'EBITDA margin' refers to BHP FY26 underlying EBITDA margin (excluding third party products).

Financial results
18 August 2026
15
BHP

BOS has contributed to improved operational performance WAIO, Copper SA and Escondida have recorded significant improvements in operational performance with higher BOS embedment (~60 OEI) WAIO’s rail productivity Copper SA’s operational stability Escondida’s concentrator throughput Inflow has improved, with rail bottleneck performance gains Concentrate smelted, consistent YoY records since FY23 Record FY26 concentrator throughput, up 13% since FY19 (Mt) (OEI) (Kt) (OEI) (Mt) (OEI) 295 70 600 70 145 70 290 60 500 60 140 60 285 50 400 50 135 50 280 40 300 40 130 40 Ore hardness, routine SCM21 maintenance and mine sequencing 275 30 200 30 125 30 270 20 100 20 120 20 265 10 0 10 115 10 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY20 FY21 FY22 FY23 FY24 FY25 FY26 WAIO inflow (Mt) OEI—WAIO Rail Concentrate smelted (Kt) OEI—OD Surface Ops Concentrator throughput (Mt) OEI—Esc. Concentrator Source: BHP internal data. Note: OD – Olympic Dam; SCM21 – Smelter campaign maintenance 2021, planned smelter shutdown; OEI – Operational Excellence Index; WAIO – Western Australian Iron Ore; YoY – year on year. Financial results 18 August 2026 16

WAIO continues to be the industry's lowest cost producer

WAIO has delivered real cost decline since introducing BOS, compounding to a FY26 real cost saving of ~$120 m pa



Pilbara iron ore unit cost performance
(US$/t, unit cost[1])
25
20
15
10
Lower real unit costs
BHP (C1, FY basis)
Peer 1 (C1, FY basis)
Peer 2 (FOB, CY basis)
FY22/CY21
FY26/CY25
4 years inflation applied to baseline
FY27/CY26 guidance



FY26/CY25 real cost performance vs baseline
(US$ m[2])
200
100
0
(100)
(200)
Real cost increases
>US$150m
~US$60m
BHP (C1 basis)
Peer 1 (C1 basis)
Peer 2 (FOB basis)
~US$120m
Real cost savings

WAIO is the only major Pilbara iron ore producer to deliver real unit cost decline over last 4 years....

... which by FY26 had compounded to a real cost saving of ~$120 m pa

Financial results
18 August 2026
17
BHP

Turning operational excellence into margin expansion … Best in class operatorship of tier 1 assets drives increasing margins 1 2,3 Copper price and AISC (Escondida vs marginal producer) Iron ore price and AISC (WAIO vs marginal producer) (US$/lb, real 2026) (US$/dmt, real 2026) 6.00 240 5.00 200 4.00 160 3.00 120 2.00 80 Inclusive of several 1.00 40 once-in-a-decade items in sustaining capex 0.00 0 2000 2007 2014 2021 2026 2009 2012 2015 2018 2021 2024 2026 Copper price Marginal producer AISC Escondida AISC Iron ore price (FOB) Marginal producer AISC WAIO AISC Source: BHP analysis, LME, Wood Mackenzie as of Q1 2026 (converted to real). Prices and costs are historical except 2026, which are Wood Mackenzie’s annual assumptions. 2026 prices from Wood Mackenzie, on a nominal basis, are ~$5.83/lb for copper and ~$87/dmt FOB for iron ore. 2026 C1 + sustaining capex, on a nominal basis, are i) Copper – ~$3.03/lb for the Marginal producer and ~$1.65/lb for Escondida; and ii) Iron ore – ~$96/dmt for the Marginal producer and ~$26/dmt for WAIO. 1,2 th Note: AISC – all-in sustaining costs, defined as C1 costs plus sustaining capital expenditures. Marginal refers to the 90 percentile producer for copper and the traditional high-cost bench of producers for iron ore. Financial results 18 August 2026 18

… and resilient cash flow through the cycle

BHP's portfolio and operational excellence supports growth and shareholder returns through the cycle

Five-year cumulative free cash flow[1,2]
(US$ bn, nominal, attributable basis, FY27 – 31 inclusive)



~$50 bn
~$35 bn
~$15 bn
115
90
65
40
15
(10)
(35)
(60)
Iron ore NOCF
Copper & potash NOCF
Coal, Group and Unallocated items NOCF
Copper & potash capex
Iron ore capex
NOJVs investing CF

	Spot	Consensus	3-year low
Copper	$6.60/lb	$5.40/lb	$3.60/lb
Iron ore	$95/t	$91/t	$90/t
Potash	$350/t	$302/t	$280/t

Note: NOCF – Net Operating Cash Flow; CF – Cash Flow.

Financial results
18 August 2026
19
BHP

Enhancing returns through disciplined capital allocation

Maximising value through our well-established capital allocation framework, delivering strong shareholder returns and growth



Portfolio
Operating productivity
Capital productivity
Net operating cash flow
Maintenance and decarbonisation capital
Strong balance sheet
Minimum 50% payout ratio dividend
Excess cash
Balance sheet
Additional dividends
Buy-backs
Organic development
Acquisitions/ (Divestments)

Sector leading margins	Average **EBITDA margin >50%** the past 25 years[1]
Strong operating cash flow	Average net operating **cash flow >US$20 bn p.a.** since FY10
Balance sheet strength	Attractive returns with **66% FY26 payout ratio** Pro-forma for FY26 dividend, net debt at low end of the range
+	
Unlocking undervalued capital	Potential unlock up to **~US$10 bn**; US$6.3[2] bn agreed Proceeds from prior announced asset sales US$0.8 bn[3]

Note: net debt target range is US$10 – 20 bn.

Financial results
18 August 2026
20
BHP

1 A capex program set to deliver 5% p.a. copper growth ~$11 bn pa total capex includes avg. ~$4 bn pa growth capex, of which >55% is copper focused, or 66% when NOJV project investment is included 2,3 Group capex by classification Growth capital by commodity (US$ bn, nominal) (US$ bn, nominal) 12.0 5.0 Exploration 4.0 10.0 Potash 3.0 2.0 8.0 Copper 1.0 6.0 Iron ore 0.0 3 FY27 FY28 Medium term 4.0 Growth projects include: 2.0 Jansen Stage 1 and Stage 2 0.0 Escondida: New concentrator and early enabling infrastructure FY26 FY27 FY28 Medium term Deferred stripping Baseline sustaining Copper SA: completion of Prominent Hill expansion, SRE Phase 1, Carrapateena Block Cave and Olympic Dam Non-recurring sustaining Growth and exploration Capex at FY26 FX guidance rate WAIO: Car Dumper 6 Note: SRE – Smelter and Refinery Expansion; WAIO – Western Australia Iron Ore. Financial results 18 August 2026 21

BHP's copper capex program is self-funded

Copper segment's operating cash flows are expected to more than fund all capital needed to reach ~2 Mtpa attributable copper by mid 2030s

Copper segment cumulative free cash flow (FCF)[1] at consensus prices
(US$ bn, attributable basis, nominal)[2,3]



5
12
24
FY26
FY27 – 31
FY32 – 35

- **Our Copper segment is FCF positive every year at consensus prices**
  - ⬆ **40%** in attributable copper production FY27 – FY35
  - ⬆ **~80%** in attributable by-product production FY27 – FY35
  - ⬆ **150%** in attributable FCF FY27 – FY35

Note: See 'Forward-looking production information: assumptions and copper equivalent methodology' on slide 37.

Financial results
18 August 2026
22
BHP

Business update Full year ended 30 June 2026 Brandon Craig Chief Executive Officer Western Australia Iron Ore

WAIO and BMA: tier 1 assets underpin resilience Resilient demand, increasing production and lower costs underpin strong cash flows to fund growth and returns WAIO: premier iron ore assets globally BMA: higher-quality steelmaking coal 1 Lowest cost major producer for 7th year; +$10/t more FCF than closest peer ~10% production growth over last 2 years; ~13% more over medium term 2 Sanctioned Car Dumper 6 and Minister’s North: >30% IRRs Ongoing focus on strengthening supply chain stability and cost productivity Options to grow towards 330 Mtpa (100% basis) if market conditions warrant Potential to invest further, if fiscal conditions improve 3 4 Production guidance Production guidance (Mt, 100% basis) (Mt, 100% basis) 305.0 44 292.0 39 FY27e Volume Medium term FY27e Volume Medium term 3 4 FOB unit cost guidance FOB unit cost guidance (US$/wmt, nominal) (US$/t, nominal) 21.00 131.5 120.0 19.00 FY27e Volume Productivity Medium term FY27e Volume Productivity Medium term Financial results 18 August 2026 24

The attractiveness of Jansen and potash Jansen is a tier 1, BHP style asset and adding potash exposure will increase BHP’s portfolio diversification 1,2 3 4 FY26 EBITDA margin vs life of mine Various commodity price correlations to iron ore (10-year period ending 30 June 2026) 80% 0.5 Escondida 70% 0.4 Jansen (Stage 1 +2) WAIO 60% Copper SA 0.3 50% 40% 0.2 Lithium* 30% Zinc* 0.1 Aluminum* 20% Nickel* Potash 0 10% Uranium Steelmaking Gold Silver Copper coal (0.1) 0% Least correlated to iron ore 0 20 40 60 80 years+ *Lithium producers include Albemarle, Rio Tinto, SQM and PLS Group; Aluminium producers include Alcoa, Rio Tinto, Norsk and South 32. Source: Bloomberg, CRU, TradeTech, BHP analysis. 3 Zinc producers include Glencore and Teck Resources; Nickel producers include Glencore and Vale. Financial results 18 August 2026 25

BHP’s project delivery track record is solid Continuing to embed BOS within projects will drive further improvement 1 Project delivery track record BHP’s project delivery track record is solid (2016 – 2026) ? 80% of projects on time and on budget since 2016 100% Combined projects capex 2 ? Best of diversified miners (US$ bn) 3 Including Jansen 5 10 20 80% Embedding BOS within projects will improve project delivery further in the same way as operations Mostly on time 60% Mostly on budget 40% Jansen has been an exception, and we have applied the learnings from it ? Dedicated team of experts to regularly review project 20% execution against plan ? Early engagement and onboarding of contracting partners 0% 0% 20% 40% 60% 80% 100% % of projects on budget BHP Peers 1 Source: Bloomberg Intelligence Unit. Peers include Anglo American, Glencore, Rio Tinto and Vale. Considers projects with disclosed capital expenditures above US$300 m. Financial results 18 August 2026 26 % of projects on time

Expanding the world’s largest copper business Attractive pathway to deliver a ~50% increase in attributable copper equivalent production to ~2.5 Mtpa by mid 2030s Attributable copper equivalent production Copper By-products (Mt) ~50%Ç CuEq ~2.0 Mtpa Cu 3.0 incl 80%Ç ~2.5 Mtpa CuEq* by-products Additional 2.5 options 1.4 Mtpa Cu 4 2.0 Resolution >1.7 Mtpa CuEq* Antamina Life 1.5 Extension 1.0 Gold, uranium, 0.5 silver upside 0.0 FY26 Vicuña Copper SA Escondida New SCPY, Others Mid 2030s Copper SA Vicuña FY26 Mid 2030s 1 2 Stages I+II Phase 1 Concentrator ripios and net of grade Phase 2 Stage III (~500 ktpa Cu) Cerro decline (up to 650 ktpa 3 Colorado Cu) 1 Potential FID ~CY26 CY27 CY27 – 28 Site visit ~US$0.5 bn 2 Nov 2026 PCF approved Note: PCF – Pre Commitment Funding. *FY26 attributable copper production is based on FY26 actuals, includes 310 kt CuEq from by-products. 2.5 Mtpa CuEq includes 570 ktpa CuEq from by-products of the copper segment by mid 2030s. See ‘Forward-looking production information: assumptions and copper equivalent methodology’ on slide 37. Financial results 18 August 2026 27

Escondida: world-class asset quality and operating capability The world’s largest copper asset, underpinned by performance and attractive long-term growth 4 New concentrator on track for first production CY31 – 32 Escondida production guidance (Cu kt) DIA permit application submitted and admitted 1,200 1 ~US$0.5 bn pre-commitment funding approved 1,000 FID targeted for CY27 – 28 800 FY27 New concentrator Medium-term (FY28 – 31) (FY32+) Prior guidance mid-point Guidance range New concentrator Project economics improved and scope further refined Competitive new concentrator capital intensity (US$ k/t CuEq) 2 2 Increased production: 230 – 270 ktpa Cu (260 – 300 ktpa CuEq ) 40 Higher throughput:Ç 10% concentrator capacity, to 50 Mtpa 5 30 Brownfield copper project range 20 Competitive Improved IRR: Capex range: 3 capital intensity: 10 16 – 18% US$5.4 – 6.3 bn 2 US$19 – 22 k/tÇ2-3pp vs prior 0 Escondida new Peer project 1 Peer project 2 Peer project 3 2 concentrator Note: DIA – Environmental impact declaration; FID – final investment decision. Source: Company announcements and BHP analysis. Peer projects include Centinela second concentrator, QB2 and Quellaveco. Financial results 18 August 2026 28

Copper SA: growing production, cash flow and returns

Strong operational performance delivered record EBITDA and free cash flow, positioning Copper SA to accelerate future growth

- **Operational consistency delivers strong financial performance**
  - Record material mined and ore milled
  - Highest 20-year production in Olympic Dam
  - Record concentrate production at Carrapateena
- **Expansion + two stage smelting to realise full potential**
  - **Phase 1 (~500 ktpa Cu; ~770 ktpa CuEq by 2035):** Assessing options to accelerate Olympic Dam mine growth
  - **Phase 2 (up to 650 ktpa Cu; ~1 Mtpa CuEq aspiration):** Oak Dam and Olympic Dam Deeps

By-product revenue US$2.3 bn

Record EBITDA US$3.2 bn

Record FCF[2] ~US$1.0 bn



Unit cost
(US$/lb)
CuEq production[1]
(kt)
3.00
2.25
1.50
0.75
0.00
1,000
750
500
250
0
FY22
FY23
FY24
FY25
FY26
FY35
FY40
Copper
By-product (CuEq)
Unit costs

See 'Forward-looking production information: assumptions and copper equivalent methodology' on slide 37.

Financial results
18 August 2026
29
BHP

Vicuña: advancing to Stage I FID

Successful delivery of key milestones continues as the project approaches sanction

Stage I – key project milestones

- RIGI PEELP received ✓
- Stage I EIA approved ✓
- San Juan province royalty agreement signed ✓

Potential FID as early as end of 2026

- ~300 ktpa CuEq[1]
- Unlocks >70 year mine life[1]
- Establish Vicuña district

Stage I → **Stages II-III will be optimised for expansion**

Capex US$20-30k/t[1]

- ✓ Mill (~175 ktpd throughput)
- ✓ Initial mill feed from Josemaria
- ✓ Truck / shovel mining fleet
- ✓ Roads, power, water
- ✓ Tailings storage facility

Embedded infrastructure optionality

- ❑ Filo oxides leaching
- ❑ Filo sulphides pre-strip
- ❑ Conveyor (~12 km) + roaster to unlock Filo sulphides
- ❑ Mill expansion / desalination plant / concentrate slurry line



Production
(ktpa CuEq)
~ 300
~ 335
~ 400
~ 450
~ 800
~ 1,100[2]
Stage I[1]
Quellaveco[2]
Kamoa Kakula[2]
Stages I+II[1]
Stages I, II+III[1]
Escondida[2]
Cu production[3]
Gold and silver by-product[3]

Notes: Vicuña is a non-operated joint venture. All Vicuña numbers presented on a 100% basis. See 'Forward-looking production information: assumptions and copper equivalent methodology' on slide 37.
Copper equivalent production includes estimated production rates and contribution from by-products, as well as potential impacts from our exploration program. Based on first 5 full years of production, prior to Stage III expansion. Incremental additional production from Stage II based on first 10 full years, averaging ~50ktpa of copper, ~125kozpa of gold and ~22Mozpa of silver. Stage I+II+III: ~800ktpa CuEq includes ~500ktpa of copper, ~800kozpa of gold and ~20Mozpa of silver. On a 100% basis, first 25 years of commercial production beginning in the first full year of operations average ~400kt copper, ~700koz gold, ~20Moz silver.

Financial results
18 August 2026
30
BHP

BHP: an attractive investment case Accelerating performance and delivering growth will generate shareholder value Our investment case Tier 1 assets, in attractive commodities, operated exceptionally well 1 Sector-leading margins and attractive returns from growth Operational excellence >50% >20% >US$115 bn 3 – 4% Average EBITDA margin ROCE over the Shareholder returns over CuEq Production 2 3 4 over past 25 years past 5 years the past 10 years CAGR to 2035 Disciplined capital allocation World’s highest margin World’s largest copper Developing Canada’s 6 5 7 major iron ore business producer & resource largest potash project 61% 70% 8.5 Mtpa Growth 7 EBITDA margin in FY26 EBITDA margin in FY26 ~10% of global supply +US$10/t 54% ~US$1 bn p.a. Shareholder returns 5 1 Higher FCF generation than of Group EBITDA EBITDA per stage 7 closest Pilbara peer Average EBITDA margins >60% Financial results 18 August 2026 31

Appendix

Footnotes

Slide 3 – Safety remains our top priority

(1) Hazards where there was the potential for a fatality. A hazard is a source or situation with the potential for harm in terms of injury or ill-health, that has been proactively identified and reported before the harm occurred.

(2) High-potential injuries (HPIs) are recordable injuries and first aid cases where there was the potential for a fatality. This definition is independent of the Queensland Coal definition of "high potential incident" which is defined in the Queensland Coal Health and Safety legislation. HPIF is the combined employee and contractor frequency per one million hours worked. Former OZ Minerals Australian assets (acquired 2 May 2023), are included starting in FY24. FY21- FY23 excludes (entirely) divested operations as follows: BHP Mitsui Coal (divested on 3 May 2022), BHP's oil and gas portfolio (merger with Woodside completed on 1 June 2022). There was an error with HPIF data in the half year financial results presentation dated 17 February 2026, which understated HPIF performance from HY20 to HY26. Correct H1 FY20 value was 0.34 and correct H2 FY20 value was 0.14.

Slide 4 – Operational excellence driving value, growth and returns

(1) Based on market capitalisation of publicly listed mining companies as at 6 August 2026.

(2) BHP reported copper production on a consolidated basis for the year ended 30 June 2026 (FY2026) relative to peer reported copper production data for CY2025 on a consolidated basis compiled from Wood Mackenzie and publicly available information (company reports). Peers include: Anglo American, Antofagasta, Codelco, Freeport, Glencore, Rio Tinto, Southern Copper, Teck.

(3) BHP underlying EBITDA margin (excluding third party products). Peer data compiled from publicly available information (e.g. company reports). Peers include: Anglo American, Glencore (excl. Marketing), Rio Tinto, Vale.

(4) Calculated on a copper equivalent production weighted average basis, based on FY26 average realised prices for major assets including Escondida, Spence, Copper SA, WAIO and BMA.

(5) Refers to US$4.3 bn realised by completing the Antamina silver streaming transaction and a US$2 bn binding agreement BHP entered with Global Infrastructure Partners (GIP), in relation to BHP's share of Western Australia Iron Ore's (WAIO) inland power network. Completion of the agreement with GIP is expected in early FY27. The potential to unlock up to ~US$10 bn in undervalued capital through infrastructure linked transactions, substantial by-products, non-core assets and future growth investments represents our current aspiration and is not intended to be a projection or forecast.

Slide 5 – Mining remains undervalued

(1) Mining sector weighting in the MSCI World Index is market-cap based. All weightings shown are sourced from an available Bloomberg proxy that mimics the index. Periods referenced by the pie charts are approximate and include 1) ~2008 to 2012 and 2) ~2020 to 30 June 2026.

(2) Traditional end uses for copper demand reflects building, construction and other uses linked to general industrialisation / urbanisation. The forward view of supply is stylised, and reflects the uncertainty of future supply when it comes to project commitment, as well as mine life extensions.

Slide 6 – Asset quality and commodity selection are key to value

(1) Cost curves for each commodity shown as follows: i) Iron ore – 2026 all-in adjusted costs (US$/dmt 61% Fe equivalent, CFR China); ii) Copper – 2026 C1 costs (net of by-products); iii) Steelmaking coal – 2026 value-in use all-in sustaining costs for the seaborne market; iv) Potash – 2035 FOB operating cost including royalties. Source for iron ore, copper and steelmaking coals: Wood Mackenzie's 2026 cost curves. Source for potash: BHP analysis, macroeconomic assumptions and CRU. The numbers in circles are equivalent to the 90-95th percentile producer divided by the 25th percentile producer.

(2) Market sizes consider demand for 2025 and average prices from 2015 to 2025. Source: BHP analysis.

(3) Cost curve quartile positioning considers the following assets position within the respective commodity cost curves outlined in footnote 1 for this slide: i) Iron ore – WAIO; ii) Copper – Chile Copper (production weighted average of Escondida and Spence) and Copper SA; iii) Steelmaking coal – BMA; and iv) Potash – combined Jansen Stages 1 and 2 potential forecast cost position. Source for iron ore, copper and steelmaking coal: BHP FY26 actual unit costs relative to Wood Mackenzie's 2026 cost curve on a 12-months basis. Source for Potash: BHP analysis, macroeconomic assumptions and CRU.

(4) Long life is estimated based on Ore Reserves and Mineral Resources and subject to full conversion of resources into reserves and assuming a nominal production rate. Chilean Copper reflects a production-weighted average of the estimated mine lives of Escondida, Spence and Cerro Colorado consistent with our guidance, as at 30 June 2026.

(5) Based on our views today, in terms of potential production in FY35 relative to FY26 or first production (in the case of Jansen) amongst our major assets: ✓✓✓ Copper SA production has potential for the greatest increase ✓✓ Chilean copper (Escondida and Pampa Norte potential production) and Jansen to increase significantly; and ✓ WAIO and BMA production to increase modestly. See "Forward-looking production information, assumptions and copper equivalent methodology" below on slide 37.

Slide 7 – The next decade: more velocity and ambition, same discipline

(1) See "Forward-looking production information, assumptions and copper equivalent methodology" on slide 37.

Slide 8 – BOS is driving operational improvement

(1) The BHP OEI assessments are conducted by a team of internal BHP assessors trained and coached by senior McKinsey OEI assessors. They use McKinsey's dedicated maturity assessment tool, process and system which is similar in nature to the Shingo Prize assessments and benchmarked across more than 1,200 individual assessments. There are approximately 70 global companies actively using the McKinsey benchmarking tool today.

(2) McKinsey's Operational Excellence Index (OEI) provides a benchmark for establishing operational performance baselines and measuring improvements over time. A score above 55 (out of 100) is among the best operational-excellence organisations in the world. 79 is the maximum score achieved by any organisation using the McKinsey assessment tool.

(3) Annual baseline in year operating cost savings since FY20. Year 1 refers to cost savings from initiatives delivered between FY20 – 26 before recurring annual benefits. Not audited in financial statements but validated through internal review process and verification..

Slide 9 – Technology will amplify BHP's competitive advantages

(1) FY27 EBITDA generated from technology relates to run rate EBITDA uplift by end of FY27.

Slide 10 – Creating programmatic growth…

(1) Reflects potential FID for Escondida New Concentrator, Vicuña Stage I and Copper SA Phase 1. Refer to copper project details on slide 40. Potential FID for Cerro Colorado is CY28 – 31.

Slide 11 – …which is not being fully valued yet

(1) Source: SBG Securities broker report published 1 April 2026. Based on weighted average copper equivalent production relative to the mid-point of initial production guidance published. Acquisitions and disposals have been removed from guidance analysis in the year of transaction. BHP, Rio Tinto and Vale provide 1 year's guidance, South 32 provides 2 years' guidance, Glencore and Anglo provide 3 years' guidance.

(2) See "Forward-looking production information, assumptions and copper equivalent methodology" on slide 37.

(3) VA consensus' refers to an average of analyst estimates published in Visible Alpha as of 11 August 2026.

(4) 'Current broker estimates' refers to the range of broker CuEq growth rates FY27-FY35 reflected in broker models submitted in Visible Alpha by Goldman Sachs, Morgan Stanley, UBS, Bank of America, Barclays and Jefferies as of 14 July 2026.

Financial results
18 August 2026
34
BHP

Footnotes

Slide 13 – Driving earnings through delivery

(1) BHP underlying EBITDA margin (excluding third party products). Peer data compiled from publicly available information (e.g. company reports). Peers include: Anglo American, Glencore (excl. Marketing), Rio Tinto, Vale.

(2) We use various non-IFRS financial information to reflect our underlying financial performance. For further information on the reconciliations of certain non-IFRS financial information measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to non-IFRS financial information.

(3) Net debt / LTM (last twelve months) EBITDA calculated on closing net debt of US$8.7 bn.

(4) Operating costs net of other income and of profit/(loss) from equity accounted investments, related impairments and expenses. D&A: represents depreciation and amortisation expense and net impairments. Tax: includes foreign exchange movements in tax expense.

Slide 14 – Macro tailwinds reinforced by operational excellence

(1) Price: net of price-linked royalties.

(2) Includes inflation as well as fuel, energy and consumable price movements.

Slide 15 – Strong performance achieved across the portfolio

(1) By-product CuEq for the Copper segment includes gold, silver, uranium, lead, molybdenum and zinc on a consolidated basis.

(2) Total revenue from energy coal sales, including BMA and NSWEC, was US$1,786 m (FY25: US$1,652 m).

(3) Calculated on a copper equivalent production weighted average basis, based on FY26 average realised prices for major assets including Escondida, Spence, Copper SA, WAIO and BMA.

Slide 17 – WAIO continues to be the industry's lowest cost producer

(1) BHP internal analysis based on WAIO reported C1 unit costs, compared to most recently reported full year unit costs by major peers in the Pilbara (Fortescue and Rio Tinto). US CPI inflation between FY22 and FY26 applied to FY22 unit costs for BHP and Peer 1. US CPI inflation between CY21 and CY25 applied to CY21 unit costs for Peer 2. FY27/CY26 unit cost guidance based on public guidance for BHP and peers, adjusted to AUDUSD 0.70 to enable comparison, with mid-point of guidance range used. BHP C1 basis midpoint of guidance shown for comparison purposes, however BHP unit cost guidance is only provided on FOB basis. BHP C1 unit costs have been restated as of FY26 to include inventory movements as noted in the accompanying Results Announcement.

(2) FY26/CY25 real cost performance vs baseline is calculated using reported Pilbara annual iron ore shipments, multiplied by the differential between reported unit costs and inflation adjusted FY22/CY21 unit costs.

Slide 18 – Turning operational excellence into margin expansion…

(1) All-in sustaining costs for copper defined as the sum of C1 costs and sustaining capital expenditures. Copper C1 costs: direct cash costs for mining, milling and concentrating, leaching, SxEW, on-site admin and expenses, essential off-site services, smelting/refining charges, freight, marketing, property and severance taxes (that are not profit-related). Escondida costs are on a 100% basis.

(2) Iron ore price refers to annual Fines 62% (FOB Australia), prices prior to 2009 omitted as they reflect benchmark contract equivalents. All-in sustaining costs for iron ore defined as the sum of C1 costs and sustaining capital expenditures. Iron ore C1 costs: direct cash costs for mining, processing, transport, pelletising, port and overhead. Note that costs exclude ocean freight.

(3) Aggregate WAIO costs calculated as a weighted average (by production) of the costs for each specific mine. WAIO costs are on a 100% basis and costs exclude ocean freight.

Slide 19 – …and resilient cash flow through the cycle

(1) Post-tax, unlevered free cash flow for BHP Group, after subtracting dividends paid to non controlling interests. Operating Cash Flow includes positive cash contributions from Antamina JV. NOJVs investing CF includes cash flow contributions into Vicuña JV, Resolution JV as well as Samarco obligations classified as investing CF. Free cash flow is a non-IFRS financial measure. For further information refer to 'Non-IFRS financial information' in the BHP Financial Report for the year ended 30 June 2026.

(2) BHP internal analysis for spot, consensus and 3-year low scenarios based on 10 August 2026 spot prices, average of UBS FY27-30 consensus prices and long-term consensus commodity prices as of May 2026. 3-year low prices based on FY23-26 inclusive.

Slide 20 – Enhancing returns through disciplined capital allocation

(1) BHP underlying EBITDA margin (excluding third party products). On a total operations basis. 25-year average FY02 to FY26 (inclusive). Underlying EBITDA margin is non-IFRS information. There may be differences in the manner that third parties calculate or report this information compared to BHP, which means third-party data may not be comparable to our data. For further information refer to 'Non-IFRS financial information' in the BHP Financial Report for the year ended 30 June 2026.

(2) Refers to US$4.3 bn realised by completing the Antamina silver streaming transaction and a US$2 bn binding agreement BHP entered with Global Infrastructure Partners (GIP), in relation to BHP's share of Western Australia Iron Ore's (WAIO) inland power network. Completion of the agreement with GIP is expected in early FY27. The potential to unlock up to ~US$10 bn in undervalued capital through infrastructure linked transactions, sales of substantial by-products, divestments of non-core assets and future growth investments represents our current aspiration and is not intended to be a projection or forecast.

(3) Proceeds received from sale of assets in FY26 comprises the divestment of the Carajas assets received on completion, contingent consideration received for the divestment of the Blackwater and Daunia mines, sale of BHP's equity stake in SolGold and 7% sell-down of BHP's equity stake in Ministers North.

Slide 21 – A capex program set to deliver 5% p.a. copper growth

(1) See "Forward-looking production information, assumptions and copper equivalent methodology" on slide 37.

(2) For the purposes of the Capital Allocation Framework, 'maintenance and decarbonisation capital' is comprised of 'deferred stripping' and a portion of 'baseline sustaining' capital, which for FY26 was US$1.7 bn (FY25: US$1.8 bn), and for FY27 is expected to be ~US$1.7 bn.

(3) Capital and exploration expenditure guidance is subject to movements in exchange rates. Medium term refers to FY29 – FY31 average. Estimates are in nominal dollars.

Slide 22 – BHP's copper capex program is self-funded

(1) Post-tax, unlevered free cash flow for BHP's copper assets, after subtracting dividends paid to non controlling interests. Segment and asset level free cash flow excludes centrally managed interest and taxes reported under Group and Unallocated (G&U).

(2) Escondida, Pampa Norte and Copper SA potential production inclusive of the growth programs outlined in slide 40 – "Best suite of organic copper projects". Vicuña JV cash flows included on an attributable basis (50%) based on potential production and timelines disclosed in the Vicuña Integrated Technical Report 2026. As at 30 June 2026, BHP has not declared any Mineral Reserves for Vicuña and most Mineral Resources are inferred. Antamina JV (33.75%) and Resolution JV (45%) cash flows included on an attributable basis. BHP declared a Mineral Resource for Resolution of 1.86Bt at 1.52% copper in its resources and reserves statement for the first time in FY26.

(3) FY27-31 free cash flow considers prices based on an average of FY27-30 consensus price and long-term consensus commodity price forecasts from UBS as of May 2026; copper US$5.40/lb and gold US$4,077/oz. FY32-35 free cash flow considers prices based on long-term commodity price forecasts from UBS as of May 2026; copper US$4.76/lb and gold US$3,354/oz.

Slide 24 - WAIO and BMA: tier-1 assets underpin resilience

(1) Source: Wood Mackenzie Q2 2026. BHP C1 unit costs have been restated as of FY26 to include inventory movements as noted in the accompanying Results Announcement.

(2) Calculated based on long-term consensus iron ore price.

(3) Medium term refers to sustained production of >305 Mtpa (100% basis) by Q4 FY28 and we expect to achieve production of >305 Mt in FY29. Unit costs are expected to be <$19.00/t in FY29, based on exchange rate of AUD/USD 0.70 (guidance). FY27e refers to mid-point of FY27 guidance range for both production and unit costs.

(4) Medium term refers to a five-year horizon and assumes production of 43–45 Mtpa (100% basis) and unit costs of <US$120/t, based on exchange rate of AUD/USD 0.70 (guidance). FY27e refers to mid-point of FY27 guidance range for both production and unit costs. Improvement comprises a combination of increased volumes and productivity benefits, which together more than offset inflationary impacts.

Financial results
18 August 2026
35
BHP

Footnotes

Slide 25 – The attractiveness of Jansen and potash

(1) Escondida, Copper SA and WAIO EBITDA margins reflect underlying EBITDA margins for FY26. Jansen reflects an approximate range of the combined Stage 1 and 2 underlying EBITDA margin over the life of mine at consensus prices (average of CRU and Argus forecasts).

(2) Grey shaded areas reflect an approximate average of EBITDA margins for the lithium, aluminum, nickel and zinc businesses of top 3-5 producers, per S&P Capital IQ and Wood Mackenzie, and are based on latest published disclosure available as of 29 July 2026. There may be differences in the manner that third parties calculate or report EBITDA data compared to BHP, which means third-party data may not be comparable with our data.

(3) Life of mine is estimated based on Ore Reserves and Mineral Resources and subject to full conversion of resources into reserves and assuming a nominal production rate. Only applicable to BHP assets shown – Escondida, Copper SA, WAIO and Jansen (Stage 1 + 2).

(4) Reflects the correlation between monthly iron ore and the other listed commodity price returns over the 10-year period ending 30 June 2026.

Slide 26 – BHP's project delivery track record is solid

(1) Per Bloomberg Intelligence, data is as of 31 July 2026 and based on a sample including 5-6 projects per company that i) commissioned from 2016 onwards; ii) have disclosed capital expenditures above US$300 mm; and iii) have sufficient public disclosure to assess delivery against original budget and schedule. Projects are considered on time if commissioned within 6 months of the original schedule. Projects are considered on budget if the latest capital expenditure budget is within 11% of the initial budget. The evaluated sample represents ~US$80 bn of aggregate project capital expenditures.

(2) Size of dotted circles are approximate representations of the capital expenditures in the chart data.

(3) Analysis considers Jansen Stage 1.

Slide 27 – Expanding the world's largest copper business

(1) Potential FID as early as end of 2026 for Vicuña Stage 1.

(2) Total production out of the facility. Average after ramp-up - FY34 to FY43 ENC specific production. 'PCF' refers to 'pre-commitment funding' approved by the BHP Board for BHP share.

(3) Represents potential production output from Spence SCPY and ripios dump projects, plus Cerro Colorado restart. Refer to slide 40 for details.

(4) BHP declared an ASX Mineral Resource for Resolution of 1.86 billion tonnes at 1.52% copper for the first time in FY26.

Slide 28 – Escondida: world-class asset quality and operating capability

(1) BHP share approved by the BHP Board.

(2) Based on FY34 to FY43 average production. Potential CuEq production profiles are calculated using UBS long-term consensus prices as of May 2026: copper $4.76/lb, gold $3,354/oz, silver $45/oz. Production profile is associated to production out of the facility, not asset-level incremental production.

(3) IRR calculated using UBS long-term consensus prices as of May 2026: Copper $4.76/lb.

(4) Indicative payable copper production capacity. Medium-term refers to an average for FY28 – FY31.

(5) Brownfield copper project range includes: Centinela Second Concentrator, QB2 and Quellaveco.

Slide 29 – Copper SA: growing production, cash flow and returns

(1) FY22 onwards calculated using UBS fixed long-term consensus prices as of May 2026: copper US$4.76/lb, gold US$3,354/oz, silver US$45/oz, uranium US$82/lb.

(2) Segment and asset level free cash flow excludes centrally managed interest and taxes reported under Group and Unallocated (G&U). Free cash flow is a non-IFRS financial measure. For further information refer to 'Non-IFRS financial information' in the BHP Financial Report for the year ended 30 June 2026.

Slide 30 – Vicuña: Advancing to Stage 1 FID

(1) Capex on a real basis. Inclusive of Stages I, II and III. Potential production and timelines disclosed in the Vicuña Integrated Technical Report 2026. Potential life of mine based on Mineral Resources only.

(2) Indicative production output based on CY/FY2026 guidance. Escondida comprises mid-point of FY27 copper guidance as disclosed in BHP Q4 FY26 Operational Review, including CuEq by-products.

(3) See "Forward-looking production information, assumptions and copper equivalent methodology" on slide 37.

Slide 31 – BHP: an attractive investment case

(1) BHP underlying EBITDA margin (excluding third party products). Peer data compiled from publicly available information (e.g. company reports). Peers include: Anglo American, Glencore (excl. Marketing), Rio Tinto, Vale.

(2) BHP underlying EBITDA margin (excluding third party products). On a total operations basis. 25-year average includes all full-year reporting periods from FY02 to FY26 (inclusive). Underlying EBITDA margin is non-IFRS information. There may be differences in the manner that third parties calculate or report this information compared to BHP, which means third-party data may not be comparable to our data. For further information refer to 'Non-IFRS financial information' in the BHP Financial Report for the year ended 30 June 2026.

(3) Based on announced shareholder returns paid from FY17 – FY26 inclusive of the H2 FY26 dividend determined.

(4) See "Forward-looking production information, assumptions and copper equivalent methodology" on slide 37.

(5) Represents WAIO EBITDA margin based on iron ore (US$/wmt, FOB) sales linked to index pricing. Lowest cost major iron ore business based on BHP internal analysis based on WAIO C1 reported unit costs compared to publicly available unit costs reported by major peers (including Fortescue, Vale and Rio Tinto), adjusted based on publicly available financial information. BHP C1 unit costs have been restated as of FY26 to include inventory movements as noted in the accompanying Results Announcement.

(6) BHP reported copper production on a consolidated basis for the year ended 30 June 2026 (FY2026) relative to peer reported copper production data for CY2025 on a consolidated basis compiled from Wood Mackenzie and publicly available information (company reports). Peers include: Anglo American, Antofagasta, Codelco, Freeport, Glencore, Rio Tinto, Southern Copper, Teck. Refer to Competent Person Statement: Copper Mineral Resources on slide 55 and 56.

(7) First production from Jansen Stage 1 is expected to be delivered in mid-CY27. Jansen Stage 2 production is expected in FY31. Jansen Stage 1 and Stage 2 is forecast to be first quartile once it reaches full production (8.5 Mtpa), and contribute US$1 bn EBITDA p.a. per stage at long-term consensus price of US$330/t, real 1 Jul 2026 using an average of CRU and Argus long-term prices.

Financial results
18 August 2026
36
BHP

Footnotes Forward-looking production information, assumptions and copper equivalent methodology Only information expressly identified as production guidance or a production target constitutes BHP production guidance or a production target, as applicable. Unless otherwise stated, information is not intended to be a projection, forecast or production target. All other forward- looking production figures, ranges, growth rates, capacities, profiles and pathways in this presentation represent BHP’s current aspirations, estimates or illustrative pathways, as applicable, including the (i) estimated 3 – 4% Group CuEq CAGR from FY27 to FY35; (ii) the estimated ~5% Copper segment CuEq CAGR over that period; (iii) the pathway to ~2 Mtpa of attributable copper production by the mid-2030s; and (iv) the Copper South Australia and Vicuña future production profiles. Unless otherwise stated, the following assumptions apply to the forward-looking production information in this presentation: Group CuEq growth from FY27 to FY35 includes BHP’s attributable share of production from BHP’s assets and non-operated joint ventures and excludes NSWEC, Carajás and WA Nickel. Copper equivalent production includes contribution from by-products and is calculated using UBS long term consensus prices as of May 2026 of US$4.76/lb for copper, US$3,354/oz for gold, US$85/t for iron ore, US$204/t for steelmaking coal and US$360/t for potash. Copper segment CuEq growth from FY27 to FY35 is based on BHP’s attributable share of production from BHP’s copper assets and from non-operated joint ventures. Copper equivalent production for this aspiration includes contribution from by-products and is calculated using UBS long term consensus prices as of May 2026 of US$4.76/lb for copper, US$3,354/oz for gold, US$45/oz for silver, US$17/lb for molybdenum and US$82/lb for uranium. Unless otherwise stated, forward-looking production information includes potential increases in production rates, as well as potential production from BHP’s assets and non-operated joint ventures and exploration, and is subject to the completion of technical studies to support Mineral Resource and Ore Reserves estimates, capital allocation, regulatory approvals, market capacity, and, in certain cases, the development of exploration assets, which factors are uncertain. Project-specific Vicuña CuEq information is presented on a 100% project basis and uses the fixed prices of US$4.60/lb for copper, US$3,300/oz for gold and US$40/oz for silver, consistent with the consensus forecasts applied in the Vicuña Integrated Technical Report 2026, dated 16 February 2026 (the “Vicuña PEA”). Vicuña production included in Group or Copper segment attributable-production information reflects BHP’s 50% interest. The Vicuña PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to support classification as Mineral Reserves under ASX or SEC reporting regulations. The PEA does not establish Mineral Reserves or demonstrate economic viability, and there is no certainty that estimates will be realised. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. References to consensus figures are not based on BHP’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, the Group. Refer also to the “Forward-looking statements” section on slide 2 and the risk factors in the BHP Annual Report 2026. Financial results 18 August 2026 37

Commodity exposure aligned with long-term value creation

A portfolio increasingly shaped by future facing commodities, with copper EBITDA contribution exceeding 50%

Global megatrends…

- Population growth
- Urbanisation
- Increased living standards
- Data centres and AI
- Decarbonisation and the Energy transition

… drive our choices…

- Iron ore
- Steelmaking coal
- Copper
- Potash

… as we focus our portfolio on attractive commodities

EBITDA by commodity[1]
(%)



100
75
50
25
0
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY24
FY25
FY26
54% from Copper segment
Copper
Iron ore
Coal
Nickel
Petroleum

1. Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items for FY24 onwards.

Financial results
18 August 2026
38
BHP

Strong returns supported by disciplined capital allocation A decade of disciplined capital allocation… ..has delivered returns of >US$115 bn to our shareholders US$61 bn US$29 bn US$20 bn US$5 bn Portfolio Minimum dividend Additional dividends Petroleum demerger Buy-backs Announced shareholder returns Operating Capital (US$ bn) 40 productivity productivity Net operating cash flow 30 Maintenance and decarbonisation capital 20 Strong balance sheet Minimum 50% payout ratio dividend 10 Excess cash Balance Additional Organic Acquisitions/ Buy-backs 0 sheet dividends development (Divestments) FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 Financial results 18 August 2026 39

Best suite of organic copper projects

A portfolio of low capital intensity, high returning organic copper growth projects which can be sequenced and optimised

	Estimated capital expenditure (US$ bn[1])	Estimated capital intensity (US$k/t CuEq[1])	Potential FID (Final Investment Decision)	Potential first production (year)	Potential production profile (ktpa Cu)[2]
Projects					
Escondida New Concentrator *Construction of new concentrator to replace Los Colorados*	5.4 – 6.3	19 – 22	CY27 – 28	CY31 – 32	230 – 270 *260 – 300 CuEq*
Vicuña (100%) – Stage I *Construction of district mill*	7 – 8[3]	20 – 30	~CY26	CY30	~200 *~300 CuEq*
Spence chalcopyrite leaching (SCPY & ripios dump) *Sulphide leaching technology to extend cathode production life*	0.6 – 0.9	11 – 18	CY26 *(approved June-26)*[4]	CY28	40 – 60 *40 – 60 CuEq*
Copper SA Phase 1 Growth *Smelter and Refinery Expansion*[5]	3.2 – 4.1	*Not applicable*	CY27	CY32	380 – 500 Cu *630 – 770 CuEq*
Copper SA Phase 1 Growth *Mines and Concentrators (Carrapateena and Olympic Dam)*[6]	5.8 – 7.5	18 – 23	CY28 | CY29	CY29	~220 Cu *~330 CuEq*
Cerro Colorado restart *Capital-efficient restart supported by value-based optimisation*	1.4 – 2.0	16 – 22	CY28 – 31	CY31 – 34	74 – 80 *74 – 80 CuEq*
Vicuña (100%) – All Stages *Stages I, II and III*	~18	20 – 30	CY27 – 2030s	CY30 – mid 2030s	~500 *~800 CuEq*
Copper SA Phase 2 Growth *Mines and Concentrators (i.e. Oak Dam, OD Deeps)*	4.5 – 5.8	20 – 26	CY32	CY38	~190 Cu *~230 CuEq*

1. All estimated capital expenditures and capital intensities are quoted on a real basis (1 Jul 2026), except for Escondida, Spence and Cerro Colorado estimated capital expenditures which are quoted on a nominal basis to align with the BHP Chile Site Visit in November 2024. Capital expenditure excludes commercial commitment investments (for example leases and outsourced infrastructure). Capital intensities are quoted on a real basis (1 Jul 2026).
2. Production outputs based on 10-year average for all projects except for Vicuña (100%) – Stage I, which uses production outputs based on a 5-year average due to Stage 1 production post-5 years not reported separately from Stage 3 production in Vicuña study. Potential CuEq production profiles are calculated using fixed long-term UBS long-term consensus prices as of May 2026: copper $4.76/lb, gold $3,354/oz, silver $45/oz, except for Vicuña JV, which is calculated based on the Vicuña metal prices of copper $4.60/lb, gold $3,300/oz and silver $40/oz. Production profile is associated to production out of the facility (Escondida: ENC; Spence: Cathodes), not asset-level incremental production. See 'Forward-looking production information: assumptions and copper equivalent methodology' on slide 37.
3. Vicuña did not estimate a range for Stage 1 capex. BHP applied a range of -5% to +10%.
4. Spence SCPY FID was approved in June 2026. Ripios dump project is still subject to FID approval.
5. Smelter sizing subject to Final Investment Decision, with remaining concentrate sold to market. Copper SA Phase 1 Growth potential production figures disclosed are non-cumulative.
6. FID for Carrapateena in CY28 and Olympic Dam in CY29. First ore production at Carrapateena block cave in CY29. Carrapateena metrics representative of 12Mtpa Block cave.

Financial results
18 August 2026
40

NOJV capital investment focused on copper

Capital profile reflects the inclusion of attributable capital investment to grow in future-facing commodities

Capital expenditure[1]
(US$ bn, cumulative capex FY27 – FY31)



70
60
50
40
30
20
10
0
Capex (consolidated)
Vicuña JV + Resolution JV
Capex [2] (consolidated + NOJVs)
NCI [3]
Capex (attributable)

1. Cumulative capital expenditure guidance announced in FY27.
2. Cumulative capital expenditure consolidated on an accounting basis including NOJVs investing cashflows funded by BHP.
3. NCI – Non controlling interests include Escondida and WAIO.

Copper

Projects in execution and under study that could deliver **~2 Mtpa** of attributable production

› Chilean Copper › Copper SA › Vicuña › Antamina › Resolution

Potash

~8.5 Mtpa of potash production from **Jansen**

Iron ore – WAIO

>305 Mtpa

Steelmaking coal

43 – 45 Mtpa

Financial results
18 August 2026
41
BHP

BOS: significant value upside from existing asset base

Embedding BOS within Escondida has delivered higher throughput and production despite flat grades since FY24

Escondida's productivity improvements have outperformed grade

Since FY24

↑ 12%	↑ 8%	↑ 13%	~ Flat
Total copper production	Cathode production	Concentrate production	Average concentrator grade



Copper production (kt)
Concentrator grade (%)
1,400
1,200
1,000
800
600
400
200
0
1.5%
1.3%
1.1%
0.9%
0.7%
8%
13%
~ Flat
FY24
FY26
Copper concentrate
Copper cathodes
Average concentrator grade

Escondida Operational Excellence Index (OEI)[1] and McKinsey benchmarking[2]



Highest in McKinsey benchmarking study 79
Escondida current OEI 63
McKinsey definition of world leading 55
Behaviours become embedded in culture 40
Basic embedment of operational excellence 30
Escondida[3] Concentrator / Cathodes OEI scores of 65 and 68
40
44
47
49
52
59
63
FY20
FY21
FY22
FY23
FY24
FY25
FY26

1. In 2023 Escondida Cathodes (Electrowinning team) was awarded a Shingo Prize. This prize is awarded to businesses that demonstrate 3 years of sustained high performance by integrating the Shingo Model principles into their culture and operations. The BHP OEI assessments are conducted by a team of internal BHP assessors trained and coached by the senior McKinsey OEI assessor. They use McKinsey's dedicated maturity assessment tool, process and system which is similar in nature to the Shingo Prize assessments and benchmarked across more than 1,200 individual assessments. There are approximately 70 global companies actively using the McKinsey benchmarking tool today.
2. McKinsey's Operational Excellence Index (OEI) provides a benchmark for establishing operational performance baselines and measuring improvements over time. A score above 55 (out of 100) is among the best operational-excellence organisations in the world.
3. Escondida OEI 63 relates to the Escondida asset total. OEI of concentrator and cathodes operations at 65 and 68 respectively.

Financial results
18 August 2026
42
BHP

BOS makes improvement an everyday priority

~7,000 productivity improvement initiatives have been delivered across the enterprise, driving >US$5 bn of initial year cost savings

	Cost improvement examples	Cost saving (US$m p.a.)
Copper Escondida	- Improved congestion at four key mine intersections, improving traffic flow and signage, enabling removal of trucks from the fleet.	21
	- Developed digital tool to reduce truck failures, increasing preventive maintenance and reducing the cost of replacing critical components.	6
Copper Spence	- Implemented a new system to monitor tyre condition, changing road management and inspection processes, extending tyre life by 39%.	4
	- Switched from a photoelectric steel ball counting system in the concentrator to a counting system using artificial vision, reducing consumption of steel balls.	2
Copper Copper SA	- Reduced mill energy consumption by installing larger vortex finders for a coarser grind, improving discharge efficiency and increasing crusher utilisation.	4
Iron ore WAIO	- Deployed engine management software across the locomotive fleet, improving fuel burn control, realising a 3% improvement in diesel efficiency.	3
Steelmaking coal BMA	- Site switches engine oil products, extending oil change intervals, reducing maintenance downtime and in-field oil changes without impacting equipment.	2

Financial results
18 August 2026
43
BHP

Copper pure play FCF break-even prices Our break-even copper price is ~US$1.70/lb vs copper pure plays’ at ~US$4.60/lb, now near long-term consensus price 1 FCF break-even copper price (US$/lb) 6.00 Copper long-term 2 5.00 consensus price $4.76/lb 4.00 3.00 2.00 3 ~$1.70/lb 1.00 0.00 Cu producer #1 Cu producer #2 Cu producer #3 Average Cu producer #4 Cu producer #5 Cu producer #6 BHP Source: Scotiabank, company reports, copper producers include Antofagasta, Capstone, First Quantum, Freeport-McMoRan, Hudbay and Lundin Mining. 1. Average of CY/FY 2026 and 2027. 2. Long-term consensus price from UBS, as of May 2026. 3. FCF break-even copper price at consensus iron ore US$91/t and potash US$302/t. Financial results 18 August 2026 44

Significant copper asset by-product contribution

Copper asset growth could deliver a ~80% increase in by-product production on a copper equivalent basis by the mid 2030s

Attributable by-product CuEq production at copper assets by commodity[1]
(kt)



700
600
500
400
300
200
100
0
FY26
FY35
Gold
Silver
Uranium
Zinc
Molybdenum

Attributable by-product CuEq production from each copper asset[1]
(kt)



700
600
500
400
300
200
100
0
FY26
FY35
Escondida
Pampa Norte
Copper SA
Antamina JV
Vicuña JV

- Potential to add up to ~250 ktpa of additional CuEq by-product production by mid 2030s
- By-products expected to represent 15 – 20% of total copper asset CuEq production
- Copper SA and Vicuña resources have significant by-product exposure, particularly to gold

1. Attributable CuEq production based on internal estimates includes by-products from Escondida (57.5%), Pampa Norte, Copper SA, Antamina JV (33.75%) and Vicuña JV (50%). CuEq production for this aspiration includes contribution from by-products and is calculated using fixed long-term UBS consensus prices as of May 2026 of US$4.76/lb for copper, US$3.354/oz for gold, US$45/oz for silver, US$17/lb for molybdenum and US$82/lb for uranium. See "Forward-looking production information, assumptions and copper equivalent methodology" on slide 37.

Financial results
18 August 2026
45
BHP

Return on Capital Employed ROCE of 26% for FY26 ROCE ROCE by asset (%) (%) 55 70 50 1 Antamina 60 45 Escondida 40 50 35 WAIO 40 30 25 30 20 Pampa 20 15 Norte Copper 10 South Australia 10 5 BMA 0 0 FY20 FY21 FY22 FY23 FY24 FY25 FY26 0 10 20 30 40 50 60 Average capital employed Half year results (total) Full year results (total) (US$ bn) 1. Antamina: average capital employed represents BHP’s equity interest. Note: NSWEC has not been shown as ROCE is distorted by negative capital employed due to the rehabilitation provision being the Note: ROCE represents profit after tax excluding exceptional items and net finance costs (after tax), which are annualised for half year primary balance remaining on Balance Sheet following previous impairments. Jansen has not been shown as it is under development. results, divided by average capital employed. Average capital employed is net assets less net debt for the last two reporting periods. Western Australia Nickel ROCE has not been shown following the Group’s decision to temporarily suspend operations Financial results 18 August 2026 46

Balance sheet Net debt of US$8.7 bn and gearing of 13.4% 3 Movements in net debt Debt maturity profile (US$ bn) (US$ bn) 10 20 8 16 12.9 (9.8) (4.3) 2.4 6 12 6.8 8.7 0.7 4 8 4 2 0 0 FY25 Free cash Dividends Dividends Portfoio Mgt Other FY26 FY27 FY28 FY29 FY30 FY31 FY32—FY42 Post FY43 1 2 flow paid paid to NCI Transactions movements US$ Euro Sterling Bank Bonds Bonds Bonds Debt Subsidiaries 58% 18% 6% 7% 11% % of portfolio Capital markets 89% Asset financing 11% 1. NCIs: dividends paid to non-controlling interests of US$2.4 bn predominantly relate to Escondida. 2. Portfolio Management Transactions: Reflects net cashflow from Antamina Silver Streaming Agreement. 3. Debt maturity profile: all debt balances are represented in notional USD inception values and based on financial years; as at 30 June 2026; subsidiary debt is presented in accordance with IFRS 10 and IFRS 11. Financial results 18 August 2026 47

Key Underlying EBITDA sensitivities 1 Approximate impact on FY26 Underlying EBITDA of changes of: US$ m 2 US$1/t on iron ore price 230 US$1/t on steelmaking coal price 12 2 US¢1/lb on copper price 39 2,3 US$1/t on energy coal price 15 4 AUD (AUD/US$0.01) operations 154 4 CLP (USD/CLP10) operations 27 1. EBITDA sensitivities: assumes total volume exposed to price; determined on the basis of BHP’s existing portfolio. 2. EBITDA sensitivities: excludes impact of equity accounted investments. 3. EBITDA sensitivities: includes domestic sales. 4. EBITDA sensitivities: based on average exchange rate for the period applied to exposed revenue and operating costs. Financial results 18 August 2026 48

BHP guidance

Copper	FY27e	Medium-term	
Copper production (kt)	1,650 – 1,800		(summary of operated assets below, includes Antamina 120 – 140kt in FY27e).
Escondida			
Copper production (kt, 100% basis)	1,000 – 1,100	900 – 1,000	
Unit cash costs (US$/lb)	1.20 – 1.50	1.30 – 1.60	Excludes freight and government royalties; net of by-product credits; FY27e based on an exchange rate of USD/CLP 890.
Spence			
Copper production (kt)	210 – 230	~235	
Unit cash costs (US$/lb)	2.40 – 2.70	2.10 – 2.40	Excludes freight; net of by-product credits; FY27e based on an exchange rate of USD/CLP 890.
Copper South Australia			
Copper production (kt)	290 – 320		
Unit cash costs (US$/lb)	0.30 – 0.80		Based on an exchange rate of AUD/USD 0.70 and by-product prices: gold US$4,300/oz, and uranium US$80/lb.
Iron Ore	**FY27e**	**Medium-term**	
Iron ore production (Mt)	260 – 272		WAIO 253 – 264 Mt, Samarco 7.5 – 8.0 Mt.
Western Australia Iron Ore			
Iron ore production (Mt, 100% basis)	286 – 298	>305	Sustained production of >305 Mtpa (100% basis) from Q4 FY28. We expect to achieve production of >305 Mt in FY29.
Unit cash costs (US$/t)	20.25 – 21.75	<19.00	Excludes freight and government royalties, based on an exchange rate of AUD/USD 0.70, subject to movements in the diesel benchmark. Every US$10/bbl change in the diesel benchmark is estimated to have an ~US$0.15/t impact on unit costs. We expect to achieve unit costs of <US$19.00/t in FY29.
Sustaining capital expenditure (US$/t)		~7.0	Medium-term average; +/- 50% in any given year. Excludes costs associated CD6, operational decarbonisation, automation programs.
Coal	**FY27e**	**Medium-term**	
BMA			
Production (Mt, 100% basis)	37 – 41	43 – 45	
Unit cash costs (US$/t)	126 – 137	<120	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.70, subject to movements in the diesel benchmark. Every US$10/bbl change in the diesel benchmark is estimated to have an ~US$1.10/t impact on unit costs.
NSWEC			
Production (Mt)	14 – 16		

Note: Medium-term guidance target refers to an average between FY28 and FY31 for Escondida and Spence, and is expected be achieved in FY29 for WAIO and by the end of the five-year medium-term horizon for BMA.

Financial results
18 August 2026
49
BHP

BHP guidance (continued) Group FY27e Capital and exploration expenditure (US$ bn) ~11 Split by category: Deferred stripping 1.0 Baseline sustaining 3.2 Non-recurring sustaining 2.7 Growth 3.8 Exploration 0.3 Split by segment: Copper 5.4 Iron ore 3.1 Coal 0.5 Potash 2.0 Financial results 18 August 2026 50

Samarco: over a decade of reparation

BHP Brasil has been and remains dedicated to supporting reparation and compensation on the ground

US$7.8 bn

incurred by Samarco on reparation, compensation and payment of instalments to Public Authorities since October 2024

~632k

people have received approximately ~US$6.6 bn in compensation and financial aid since the 2015 Fundão dam failure

FY27 US$0.9 bn
FY28 US$0.5 bn

future cash flows under the Brazil Agreement
(BHP share)

Brazil Agreement
(100% basis)

Obligation to Pay
R$100 bn
(100% basis)

- R$17.7 bn (US$3.3 bn) paid since October 2024
- ~R$8.0 bn (~US$1.1 bn), inclusive of inflation, to be paid in FY27
- ~R$8.0 bn (~US$1.4 bn) allocated for eligible Traditional and Indigenous communities

Obligations to Perform
Estimate R$32 bn
(100% basis)

- R$24.0 bn (US$4.4 bn) incurred to 30 June 2026
- ~310k claims under new compensation system have already been paid. No proof of damages required.
- Community resettlement ~99.8% complete

UK court case
We continue to defend the UK group action

- ~ 40% of individual claimants in the UK group action have already been compensated in Brazil and signed full releases which were upheld by the UK court. These claims are in the process of being discontinued in the UK.
- The UK High Court found BHP liable under Brazilian law in relation to the 2015 Fundão dam failure. BHP continues to defend the UK group action.
- A second stage trial will decide whether losses claimed were caused by the dam failure. This trial is currently scheduled for April 2027 to March 2028.

Note: Amounts shown are total disbursements by Samarco on a 100% basis (unless it is presented as BHP share), which includes cash outflows as well as accruals relevant to the period from when the agreement was signed on 25 October 2024 to 30 June 2026. New compensation system payments reflect payments to 30 June 2026.
Future financial obligations are shown on a real, undiscounted and 100% basis and will accrue inflation at IPCA inflation rate.
Payments under the Brazil Agreement are made in Brazilian Reais. Payments will be made in Brazilian Reais. BHP Brasil's expected payments up to FY28 have been hedged to protect against potential FX volatility.

Financial results
18 August 2026
51
BHP

FY26 climate performance and highlights

We remain committed to pursuing our targets and goals

Tangible operational GHG emissions reductions and advancing trials to de-risk technology for future deployment

GHG 33% ↓ 1ppt vs FY25[1]

Operational GHG emissions below FY20 baseline

In FY26, stable emissions performance at WAIO and Escondida partially offset higher emissions at BMA and NSWEC reflecting increased production and higher methane intensity.

Energy

80% renewables across BHP operated assets[2]

- Renewable electricity:
  Chile 100% | BMA 100%[3] | Copper SA 35% |
  WAIO Port Hedland up to 30%
- WAIO MOU with Yindjibarndi Energy Corporation to explore renewable solutions to support mining, rail and port electrification

Electrification & methane abatement

- Trialling some of the most advanced battery-electric haulage technologies globally available
- Progressing the BMA methane management program
- Building strategic partnerships to support access to future electrification technologies

Key FY26 value chain decarbonisation progress areas

Steelmaking

- Sustainability-related collaborations with 13 steelmakers, representing ~25% of reported global steel production in CY25[4]
- Progressed trials, pilots, studies across multiple pathways with potential for near zero emissions

Shipping

- **46% reduction in GHG emissions intensity** of BHP-chartered shipping of our products vs CY08 baseline
- Trial of pure biodiesel with lower GHG emissions abatement potential
- Widened suite of potential alternative fuel options: biofuel, LNG, methanol and ammonia

Direct Suppliers

- Product-level GHG emissions data from four strategic suppliers
- Improving visibility of upstream emissions

1. Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets (excluding former OZL Brazil assets). Baseline year data and performance data has been adjusted for acquisitions, divestments and methodology changes up to the end of FY26. This provides the data most relevant to assessing progress against our operational GHG emissions medium-term target and differs from annual total operational GHG emissions inventory (unadjusted for acquisitions, divestments and methodology changes). We have transitioned to using a national residual mix emissions factor at our Australian assets which drove an adjustment to our operational GHG emissions; applying this adjustment to FY25 results in 34% reduction vs FY20 baseline (previously reported as 36%).
2. As evidenced by the surrender of renewable energy certificates. The adjusted figure for FY25 was 77%. For more information on the calculation refer to the BHP Annual Report 2026, Sustainability Report 7.6.3.
3. BMA has 100% renewable electricity as of 1 July 2026.
4. CY2025 data sourced from the World Steel Association.

Financial results
18 August 2026
52
BHP

Social value FY26

Driving shareholder value through opening up opportunities, increasing resilience and reducing risk

Our social value framework

Decarbonisation	Healthy environment	Indigenous partnerships	Safe, inclusive and future ready workforce	Thriving, empowered communities	Responsible supply chains
Operational GHG emissions	Nature contribution	Indigenous procurement	Female representation[3]	Total economic contribution[4]	Standards & certifications
↓ 33%	246 k ha	US$1.0 bn	41.5%	US$50.8 bn	Towards Sustainable Mining
from FY20 levels, baseline and performance data adjusted[1]	↑ 148 k ha YoY Area under stewardship that has a formal management plan[2]	record spend with Indigenous suppliers	female employee representation across the Group	with US$44 bn paid to suppliers, contractors, employees, governments and voluntary investment in social projects	Strong performance for BMA, WAIO, OD, BHP Corporate

1. Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets (excluding former OZL Brazil assets). Baseline year data and performance data has been adjusted for acquisitions, divestments and methodology changes up to the end of FY26. Previously disclosed figures for FY25 were 8.7 Mt CO_2-e and a reduction of 36% against our FY20 baseline. The adjustment of the figure for FY25 is due to BHP transitioning from FY26 to the use of a national residual mix factor to calculate the Scope 2 market-based emissions for our Australian assets.
2. Area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. It may include areas we stewarded for a period between FY23 and FY30 but have relinquished to a third party with the requisite expertise, and under conditions that create a high likelihood of durability of ongoing conservation, restoration or regenerative management practice.
3. Based on a 'point in time' snapshot of employees as at the end of the relevant reporting period.
4. During the year, we contributed US$44 bn to suppliers, contractors, employees, governments and voluntary investment in social projects across the communities where we operate. This was 87% of our total economic contribution with shareholder payments of US$6.8 bn (13%). For more information refer to the BHP Economic Contribution Report 2026.

Financial results
18 August 2026
53
BHP

Safety and social value indicators

Strengthening safety and pursuing our social value goals

Key safety indicators	Target/Goal	FY26	FY25
Fatalities	Zero work-related fatalities	0	0
High-potential injury (HPI) frequency[1]	Year-on-year improvement in HPI frequency	0.07	0.09
Total recordable injury frequency (TRIF)[1]	Year-on-year improvement in TRIF	4.5	4.5
Social value: key indicators scorecard[1]	**Target/Goal**	**FY26**	**FY25**
Operational GHG emissions ($MtCO_2$-e)[2]	Reduce operational GHG emissions by at least 30% from FY20 levels by FY30	9.4	9.3
Value chain GHG emissions (Scope 3): Committed funding in steelmaking partnerships and ventures to date (US$m)[3]	Steelmaking: 2030 goal to support industry to develop steel production technology capable of 30% lower GHG emissions intensity relative to conventional blast furnace steelmaking, with widespread adoption expected post-CY30	186	171
Value chain GHG emissions: Reduction in GHG emissions intensity of BHP-chartered shipping of our products from CY08 (%)[4]	Maritime transportation: 2030 goal to support 40% GHG emissions intensity reduction of BHP-chartered shipping of BHP products	46	44
Indigenous procurement spend (US$m)	Key metric for part of our 2030 Indigenous partnerships goal, to support the delivery of mutually beneficial outcomes	1,007	853
Female representation (%)[5]	Gender balanced employee workforce[6]	41.5	41.3
Indigenous employee participation (%)[6,7]	Australia: aim to achieve 9.7% by the end of FY27	9.3	9.0
	Chile: aim to maintain 10.0% by the end of FY26	11.7	10.5
	Canada: aim to achieve 20.0% by the end of FY26	20.2	17.8
Area under stewardship[8,9] that has a formal management plan that includes conservation, restoration or regenerative practices (Ha)	Contribute to global nature-positive action by having at least 2 million hectares of the land and water we steward[8,9] under conservation, restoration or regenerative practices by FY30.	246k	98k
Area under stewardship[8,9] that has a formal management plan that includes conservation, restoration or regenerative practices (%)[11]	This is an area approximately equivalent to 30% of the land and water we stewarded[9] as at FY23. In doing so we will take into account areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities.[10]	3.8	1.5

1. Combined employee and contractor frequency per 1 million hours worked.
2. Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. Baseline year data and performance data has been adjusted for acquisitions, divestments and methodology changes up to the end of FY26. Previously disclosed figures for FY25 were 8.7 Mt CO_2-e and a reduction of 36% against our FY20 baseline. The adjustment of the figure for FY25 is due to BHP transitioning from FY26 to the use of a national residual mix factor to calculate the Scope 2 market-based emissions for our Australian assets.
3. This metric will not be reported from FY27 onwards, as expenditure is no longer considered the most appropriate measure of progress against our value chain goals and intended outcomes. We will continue to provide updates on our Steel Decarbonisation Program through the OFR Climate Change and Sustainability Report in the BHP Annual Report 2026 and publish targeted *Insights* articles that more directly reflect and explain progress and impact towards our medium-term goal for steelmaking.
4. Baseline year data and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP's portfolio due to the data availability challenges of adjusting by asset or operation for CY08 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel.
5. Based on a 'point in time' snapshot of employees as at the end of the relevant reporting period.
6. We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization.
7. Indigenous employee participation for Australia is at Minerals Australia operations; for Chile is at Minerals Americas operations in Chile; and for Canada is at Potash operations in Canada.
8. It may include areas we stewarded for a period between FY23 and FY30 but have relinquished to a third party with the requisite expertise, and under conditions that create a high likelihood of durability of ongoing conservation, restoration or regenerative management practice.
9. Excludes areas held under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations.
10. During FY26, BHP updated the wording of its Healthy environment goal and one associated key metric. Accordingly, the FY27 scorecard includes revised goal and metric descriptions compared with those disclosed in the FY25 Results Announcement. Further information on the changes and the reason for them is provided in OFR 9.9 Nature and environmental performance in the BHP Annual Report 2026.
11. The percentage metric measures progress towards having an area approximately equivalent to 30% of the land and water stewarded by BHP as at FY23 under conservation, restoration or regenerative practices by FY30. For more information refer to the BHP ESG Standards and Databook 2026, available at bhp.com/sustainability.

Financial results
18 August 2026
54
BHP

Competent Person Statement: Copper Mineral Resources Copper Mineral Resources Competent Person Statement The information in this slide relates to Copper Mineral Resources as at 30 June 2026. Mineral Resources are inclusive of Ore Reserves and is based on information compiled by Marcelo Cortes as Competent Person (compiler) for all declared Mineral Resources. The information in this presentation that relates to the FY2026 Mineral Resources reported by the Company in compliance with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012’ (‘The JORC Code 2012 Edition’) in the 2026 BHP Annual Report. Report is available to view on www.bhp.com. M. Cortes is a current Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM) and he is full-time employee of BHP. M. Cortes has sufficient experience that is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he is undertaking to qualify as Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code). M. Cortes owns shares in BHP and is entitled to participate in employee share holding plans. M. Cortes consents to the inclusion in the presentation of the matters based on their information in the form and context in which it appears. Mineral Resources as presented are reported in 100 per cent basis. Dry tonnages are reported and all tonnage and quality information has been rounded, hence small differences may be present in the totals. Total contained copper metal is presented in the table below as kilotonnes (kt) and is presented at 100 per cent basis. No metallurgical recovery has been applied to the calculation of contained copper metal. Mineral Resources classification is applied based on mineralisation type, geological understanding and an assessment of reasonable prospects for eventual economic extraction. Financial results 18 August 2026 55

Competent Person Statement: Copper Mineral Resources

Compiled Copper Mineral Resources as at 30 June 2026

Deposit	Material type	Measured Resources		Indicated Resources		Inferred Resources		Total Resources			BHP interest %
		Mt	%Cu	Mt	%Cu	Mt	%Cu	Mt	%Cu	Contained Metal (Cu kt)	
Copper operations											
Escondida	Oxide	70	0.55	13	0.53	2.0	0.51	84	0.54	454	57.5
	Mixed	40	0.47	36	0.48	20	0.45	96	0.46	442	
	Sulphide	4,710	0.56	3,990	0.53	9,060	0.53	17,800	0.55	97,900	
Cerro Colorado	Oxide	73	0.60	111	0.62	7.6	0.54	192	0.61	1,170	100
	Supergene Sulphide	56	0.58	99	0.58	21	0.62	176	0.59	1,040	
	Transitional Sulphide	92	0.45	118	0.42	20	0.40	230	0.43	989	
	Hypogene Sulphide	256	0.40	602	0.36	749	0.35	1,610	0.36	5,800	
Spence	Oxide	4.5	0.54	1.6	0.58	–	–	6.1	0.55	34	100
	Supergene Sulphide	66	0.54	29	0.46	0.3	0.44	95	0.52	494	
	Transitional Sulphide	8.6	0.49	0.3	0.41	–	–	8.9	0.49	44	
	Hypogene Sulphide	696	0.45	674	0.43	679	0.41	2,050	0.43	8,820	
Copper projects											
Pampa Escondida	Sulphide	294	0.53	1,150	0.55	5,400	0.44	6,840	0.46	31,500	57.5
Pinta Verde	Oxide	101	0.59	64	0.52	15	0.54	180	0.56	1,010	57.5
	Sulphide	–	–	23	0.50	37	0.45	60	0.47	282	
Chimborazo	Sulphide	–	–	135	0.50	80	0.60	215	0.54	1,160	57.5
Resolution	Sulphide	–	–	724	1.89	1,130	1.28	1,860	1.52	28,300	45
Succoth	OC Sulphide	–	–	61	0.57	57	0.52	120	0.54	648	100
Copper gold operations											
Carrapateena	UG Sulphide	130	0.98	470	0.61	310	0.28	900	0.55	4,950	100
Prominent Hill	UG Sulphide	49	1.19	49	0.96	47	0.88	145	1.01	1,460	100
Copper gold projects											
Oak Dam	UG Sulphide	–	–	–	–	1,340	0.66	1,340	0.66	8,840	100
Fremantle Doctor	UG Sulphide	–	–	–	–	100	0.51	100	0.51	510	100
Filo del Sol	Sulphide	–	–	1,730	0.46	8,720	0.34	10,500	0.36		50
	Copper Oxide	–	–	467	0.32	431	0.23	898	0.28		
	Silver Oxide	–	–	71	0.36	95	0.08	166	0.20		
Josemaria	Sulphide	648	0.33	961	0.25	683	0.22	2,290	0.26		
Vicuña[1]								14,800	0.31	46,600	
Copper uranium gold operation											
Olympic Dam	OC Sulphide	3,990	0.63	3,400	0.58	2,850	0.58	10,240	0.60	61,400	100
	UG Sulphide	840	1.59	540	1.56	210	1.44	1,590	1.56	24,800	
Copper zinc operation											
Antamina	Sulphide Cu only	285	0.75	345	0.85	627	0.84	1,260	0.82	10,300	33.75
	Sulphide Cu-Zn	60	0.90	154	1.04	148	1.04	362	1.02	3,690	
	UG Sulphide Cu only	–	–	–	–	361	1.12	361	1.12	4,040	
	UG Sulphide Cu-Zn	–	–	–	–	119	1.12	119	1.12	1,330	

1. Vicuña comprises the Filo del Sol and Josemaria Mineral Resources. BHP reports Mineral Resources at the deposit level; combined totals are presented for reference only.

Financial results
18 August 2026
56
BHP

Economic Contribution Bringing people and Report 2026 resources together to build a better world.

BHP Economic Contribution Report 2026 Copper Iron ore Coal Potash To view our Annual Reporting Suite visit bhp.com Annual Report 2026 Economic Contribution Report 2026 Modern Slavery Statement 2026 ESG Standards and Databook 2026

Our contribution Our approach to tax Our payments to governments Additional information 1 BHP Group Limited ABN 49 004 028 077 Contents 1 Our contribution 2 Chief Financial Officer’s review4 FY2026 total economic contribution5 How we create and deliver value7 Our Purpose Social value8 Case study: Jansen potash project9 To bring people and Case study: Western Australia Iron Ore10 resources together to Case study: BHP Mitsubishi Alliance 11 build a better world. Case study: Copper South Australia 12 Case study: Chile 13 2 Our approach to tax 14 Our Tax Principles 14 Our approach to transparency 15 Our contribution to the development of tax policy 16 Our approach to tax governance and risk management 17 Our approach to compliance 18 Our approach to stakeholder engagement 19 3 Our payments to governments 20 Payments made by country and level of government 20 Payments made by project 26 4 Additional information 28 Tax and our FY2026 Financial Statements 28 Basis of preparation 30 Glossary 31 Independent Auditor’s Report to the Directors of BHP Group Limited 32 Corporate directory 33 BHP Group Limited’s registered office and global headquarters are at 171 Collins Street, Melbourne, Victoria 3000, Australia. In this Report, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, its subsidiaries. Key terms used in this Report are defined in the Glossary section (page 31). Our Economic Contribution Report 2026 is available at bhp.com Cover photo Escondida

2 BHP Economic Contribution Report 2026 1  Our contribution Global Total economic contribution Over the last 10 years US$106.7bn Global income taxes, royalty-related income taxes, royalties and other payments to governments In FY2026 US$50.8bn Total economic contribution Suppliers1 Shareholders Social Employees2 and investors investments2,3 US$26.0bn US$6.8bn US$108m US$5.5bn Payments to suppliers Dividend payments Community contributions Employee wages and benefits over 84,000 Employees and contractors Total payments to governments US$12.4bn Global income taxes, royalty-related income taxes, royalties and other payments to governments 36.5% 42.9% Global adjusted effective tax rate Once royalties are included BHP remains one of the largest corporate taxpayers in Australia and Chile. The data presented in this Report has been prepared in accordance with the Basis of preparation section. 1. Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis. 2. Calculated on an accruals basis. 3. Direct community development and environmental projects and donations.

Our contribution Our approach to tax Our payments to governments Additional information 3 Australia Total economic contribution Over the last 10 years A$117.5bn (US$82.2bn) Australian income taxes, royalty-related income taxes, royalties and other payments to governments In FY2026 A$45.9bn (US$31.2bn) Total economic contribution in Australia Suppliers1 Shareholders Social Employees2 and investors investments2 A$20.7bn3 A$9.3bn3 A$108m3 A$6.1bn3 (US$14.1bn) (US$6.3bn) (US$73m) (US$4.1bn) Payments to suppliers Dividend payments Community contributions Employee wages and benefits around 44,000 Employees and contractors Total payments to governments A$9.7bn4 (US$6.6bn) Australian income taxes, royalties and other payments to governments 32.4% 44.7% Australian adjusted effective tax rate Once royalties are included The data presented in this Report has been prepared in accordance with the Basis of preparation section. 1. Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis. 2. Calculated on an accruals basis. 3. FY2026 amounts for Australia are translated at the FY2026 average rate of A$/US$ 0.679. 4. Calculated based on A$ denominated payments.

4 BHP Economic Contribution Report 2026

1 Our contribution continued

Chief Financial Officer's review

Dear Shareholders,

I am pleased to provide BHP's FY2026 Economic Contribution Report.

It was another strong year for BHP, operationally and financially. Our diversified portfolio delivered higher margins and increased cash flow, which allowed us to deliver healthy shareholder returns and invest in future growth.

We continued to drive operational excellence across our world-class assets, maintain strong cost discipline, and apply rigour through our Capital Allocation Framework. This allowed us to capture the benefits of higher commodity prices – particularly the record prices in copper.

Our performance underpinned a strong global economic contribution of US$50.8 billion – an increase of around US$4 billion from the prior financial year. That contribution generates important activity in the countries, regions and communities where we operate, in the form of payments to suppliers, wages to our global workforce, taxes, royalties and other payments to governments, and dividends to shareholders.

We achieved an attributable profit of US$9.8 billion and invested US$10.3 billion in capital and exploration expenditure. As at 30 June 2026, our net debt was US$8.7 billion.

We are proud of the contribution our team makes to the world around us. As we look to the future, the strength of our balance sheet puts us in a good position to fund the significant pipeline of growth we have ahead – with flow on benefits for the countries and communities in which we make those investments.

BHP's economic contribution

BHP was one of the largest corporate taxpayers in both Australia and Chile. Our tax, royalty and other payments to governments totalled US$12.4 billion. Of this, 53 per cent or US$6.6 billion (approximately A$9.7 billion) was paid in Australia and US$5.5 billion was paid in Chile.

During the last decade, we paid US$106.7 billion globally in taxes, royalties and other payments to governments, including US$82.2 billion (approximately A$117.5 billion) in Australia. Our global adjusted effective tax rate in FY2026 was 36.5 per cent. Once royalties are included, this increases to 42.9 per cent.

This significant contribution of tax and royalty revenue to the countries where we operate is important. It supports governments to fund public services, infrastructure and long-term economic development. We also create value for our shareholders and investors through the returns we provide.

During FY2026, we paid US$6.8 billion in cash dividends to shareholders (FY2025 final dividend and FY2026 interim dividend), including millions of Australians who hold BHP shares directly or via their superannuation.

We also paid US$26.0 billion to our suppliers globally. BHP-operated projects spent over US$3.1 billion with more than 2,200 local and Indigenous businesses in the communities where we operate. This contribution typically has a multiplier effect by creating new jobs within our operations and across the suppliers' network they rely on.

Our commitment to transparency

Transparency is an important part of how BHP builds trust and demonstrates accountability. For more than 25 years, we have publicly disclosed details of our tax and royalty payments because we believe stakeholders should be able to understand the contribution we make in the countries where we operate and how we govern and manage our tax obligations. The BHP Economic Contribution Report provides information about BHP's global tax profile, our payments to governments and the way we govern and manage our tax obligations.

BHP is subject to the different tax regimes and complies with applicable tax laws in all the countries where we operate. BHP also provides information to tax authorities (in accordance with the Organisation for Economic Co-operation and Development (OECD) Country-by-Country reporting requirements) that includes details of how we conduct our business and how BHP entities transact with each other. We also continue to voluntarily disclose additional information for the key countries where we operate, including our total direct economic contribution, profit/(loss), number of employees and contractors, effective tax rates and tax reconciliation data. We have published our Country-by-Country Report in accordance with the Global Reporting Initiative (GRI 207-4 reporting requirements) with the first disclosure being made in relation to FY2020.

We support the development of globally consistent tax transparency standards that improve comparability for stakeholders and reduce complexity and compliance costs.

We believe companies should pay their fair share of tax and countries should have taxing rights commensurate with value created in those countries. We also believe it is important that a country's tax policy settings remain stable to provide businesses with the certainty needed to invest and continue to operate and support the communities in the countries where they operate.

We make long-term investment decisions. Therefore, economic, political and fiscal factors impact investment decisions and long-term operational strategies that span multiple years. Stable and competitive tax systems are critical factors in determining whether the long-term returns associated with an investment are commensurate with the various risks associated with that investment. The right tax policy settings are critical to incentivise new mining investment.

Long-term success depends on strong partnerships with governments, communities, employees, suppliers, customers and shareholders. We remain committed to making a positive economic contribution in the countries where we operate, underpinned by transparency, disciplined governance and a focus on creating enduring value for our stakeholders.



Vandita Pant
Chief Financial Officer

Our total economic contribution for FY2026

US$50.8bn

Our tax, royalty and other payments to governments

US$12.4bn

"In FY2026, our tax, royalty and other payments to governments totalled US$12.4 billion. During the last decade, we paid US$106.7 billion globally in taxes, royalties and other payments to governments."

Our contribution | Our approach to tax | Our payments to governments | Additional information | 5

FY2026 total economic contribution

US$50.8bn

BHP is committed to playing our role in building a better world.


Rest of the world
US$3.6bn
Total economic contribution
Canada
US$2.2bn
Total economic contribution
Australia
US$31.2bn
Total economic contribution
Chile
US$13.8bn
Total economic contribution

Country	Payments to governments US$M	Payments to suppliers[1] US$M	Payments to employees[2] US$M	Payments to shareholders and investors US$M	Social investment[2] US$M	Total economic contribution US$M	Profit/(loss) before tax[3] US$M	Number of employees/ contractors
Australia	6,596	14,078	4,142	6,292	73	31,181	12,192	44,254
Chile	5,490	7,305	947	1	19	13,762	12,172	30,892
Canada	43	2,036	112	1	6	2,198	(2,659)	3,801
Rest of the world	239	2,614	305	461	10	3,629	135	5,362
Total	**12,368**	**26,033**	**5,506**	**6,755**	**108**	**50,770**	**21,840**	**84,309**
Equity accounted investments								
Argentina/Canada/ Chile (Vicuña Corp)	14	–	–	–	–	14	(5)	–
Brazil (Samarco)	62	–	–	–	–	62	(320)	–
Peru (Antamina)	389	–	–	–	–	389	1,022	–
Other	3	–	–	–	–	3	(123)	–
Total including equity accounted investments	**12,836**	**26,033**	**5,506**	**6,755**	**108**	**51,238**	**22,414**	**84,309**

1. Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis.
2. Calculated on an accruals basis.
3. Rest of the world includes consolidation adjustments.

6 BHP Economic Contribution Report 2026 1  Our contribution continued Delivering on our strategy Our strategy Our business model We will responsibly manage the most resilient long-term portfolio of assets, in highly attractive commodities and will grow value through being excellent at operations, discovering Exploration and acquisition and developing resources, acquiring the right We seek high-quality interests through our assets and options, and capital allocation. exploration activities and early-stage entry and acquisition options. Through our differentiated approach to social value, we will be a trusted partner who creates value for all stakeholders. Development and mining We strive to achieve the industry’s best performance in safety, operational excellence, project management and allocation of capital. Our values Set the tone for our culture, a unique part of our competitive advantage. They are a declaration of what we stand for. They guide Process and logistics our decision-making, reinforce our culture and We process and refine ore and seek to safely ensure our people deliver on our purpose. manage waste. Our objective is to efficiently and sustainably transport our products to customers. Do what’s right A sustainable future starts with safety and integrity, building trust with those around us. Sales, marketing and procurement We maximise value through our centralised Seek better ways marketing and procurement organisations, commercial expertise, understanding of markets, Listening to learn and inspiring challenge and customer and supplier relationships. is how we drive progress. Make a difference The accountability to act, create value and have impact is on each of us, every day. Closure and rehabilitation We consider closure and rehabilitation throughout the asset life cycle to help minimise our impact and optimise post-closure value.

Our contribution Our approach to tax Our payments to governments Additional information 7

How we create and deliver value

BHP creates value through a portfolio of large, long-life assets that produce commodities needed for economic growth and the energy transition. We seek to deliver that value through safe, reliable and efficient operations, disciplined capital allocation and long-term partnerships with communities, suppliers, governments and our customers.

We are committed to social value: our positive contribution to society. It is vital for our future and a consideration in the strategic decisions we make.

BHP has a track record of doing what we say we will do. We continue to plan strategically, responsibly and consistently, with a clear focus on being the best operator, being disciplined in the application of our Capital Allocation Framework, and continuing to generate value and returns for all stakeholders. We work in partnership with communities. We provide employment, purchase goods and services, pay taxes, royalties and other payments to governments and make contributions (such as donations) to the communities where we operate.

The way we work provides a competitive advantage for BHP and is vital to delivering long-term enduring value. Value is created for our shareholders and investors, including pension and superannuation funds, through paying dividends and making other financial returns. We contribute to society more generally as we provide the building blocks essential to modern life for millions of people around the world. In this way, we strive to align with the interests of the communities where we operate and to society more broadly.

1 Exploration and acquisition

How we contribute

- Payments to suppliers and contractors
- Wages paid to employees
- Permits, licence fees and employment taxes

We aim to create and protect the value of our portfolio through the exploration and early-stage entry and acquisition of new resources. Payments to governments during the exploration phase are usually relatively low, reflecting the high levels of investment and risk of this work. Permits, licence fees and employment taxes make up most of our payments to governments.

Contributions to communities include payments to suppliers and contractors for any construction or excavation work and wages to employees (often for highly skilled and specialist roles, such as geologists, metallurgists and environmental scientists). Where acquisitions occur, our contribution can also include payments to governments, suppliers and contractors and the payment of licence fees.

2 Development and mining

How we contribute

- Capital expenditure
- Payments to suppliers and contractors
- Wages paid to employees
- Permits and licence fees
- Employment and sales taxes, import duties, property and land taxes
- Contributions to communities where we operate

Development involves construction of facilities, excavation and any supporting infrastructure required. This can extend to the construction of whole towns, including schools, medical facilities and recreation areas. More jobs are created, directly in construction and more broadly through the provision of goods and services to the sites and workforce. Contributions to local communities begin to be made. Payments to governments are largely through indirect taxes (such as sales tax, value added tax, goods and services taxes or excise fees) on equipment and materials, employment, property and land taxes.

3 Process and logistics

How we contribute

- Net profits – corporate taxes paid
- Royalties paid from extraction
- Payments to suppliers and contractors
- Wages paid to employees
- Employment and sales taxes, import duties
- Contributions to communities where we operate
- Payments to shareholders and investors

Once extraction begins, royalties and resource taxes begin to be paid. Employment taxes increase as the operating workforce commences. Corporate income tax may also begin to be paid, however this is often lower in the early years of an operation as tax losses from upfront investment in earlier phases are offset against income. Over the life of an operation, payments to governments are significant. Community contributions continue through the operating life. Payments to shareholders and investors also increase as income from operations is generated. As we invest in long-term assets, we also strive to create high-value, long-term job opportunities and build strong relationships with communities, suppliers and contractors.

4 Sales, marketing and procurement

How we contribute

- Payments to suppliers and contractors
- Wages paid to employees
- Corporate, employment and sales taxes, import duties

Sales and Marketing, and Procurement form part of our Commercial function, which seeks to maximise commercial and social value while minimising costs across our supply chain. The function is organised around core activities in our value chain, supported by credit and market risk management and strategy, planning and integrity activities.

We sell and transport our products and obtain the goods and services that flow into our supply chain. Contributions include payments to suppliers, with a significant amount of spending directed to businesses in the communities where we operate. Sales and Marketing presents a single face to markets across multiple assets, with a view to realising maximum value for our products and supporting sustainability initiatives in our downstream supply chain.

5 Closure and rehabilitation

How we contribute

- Payments to suppliers and contractors
- Corporate taxes paid if alternative revenue streams from post-mining land use are found
- Lower employment and sales taxes

Land no longer required for operations is rehabilitated. Rehabilitation activities are often interwoven with the continuing development of nearby operations. Payments to governments will be lower, as will employment and payments to suppliers and contractors, but long-term investment throughout the operating life of a mine provides lasting benefits for communities well after closure, for example through an upskilled workforce population and improved infrastructure facilities (e.g. roads, housing). Post-mining land use may generate new revenue streams for BHP and the local community.

8 BHP Economic Contribution Report 2026 1  Our contribution continued Social value We are committed to social value: our positive contribution to society. We believe social value and sustainability are vital to our future as they support stable operations, reduce risk and open doors to opportunities, partnerships, capital and talent. We believe this commitment can help us become a partner of choice with communities, governments, suppliers and our customers. We seek to be a valued partner with the communities where we operate and the Indigenous people we interact with. We aim to source and promote locally available goods and services as an important part of our external expenditure to help local communities thrive. We believe we are successful when we work in partnership with regional communities and where we can, we seek to employ local people and purchase local goods and services through our supply chains. In addition, we have continued to make voluntary social investment in projects that deliver economic, social and environmental outcomes. In FY2026, our voluntary global social investment totalled US$108 million. BHP continues to strengthen critical skills pipelines in Australia and Canada through our BHP FutureFit Academy in Australia and the Potash Academy in Canada. In Australia, the FutureFit Academy consolidated its operations in FY2026, with training activities continuing through the Perth (Western Australia) academy. These programs support the development of new career pathways into the mining sector through accredited maintenance and production traineeships and trade apprenticeships. In FY2026, the FutureFit Academy trained 531 apprentices, trainees and employees in Australia, with 435 graduating. The FutureFit Academy’s continuing success in Australia has seen it expand with the launch of the Potash Academy in partnership with Carlton Trail College in Saskatchewan in Canada in FY2025. Since its establishment, the Potash Academy has welcomed 26 trainees. BHP is committed to contributing to the economic empowerment of the local and Indigenous communities where we operate. In the past five years, BHP-operated projects spent over US$15.4 billion with local and Indigenous businesses, including over US$3.1 billion with more than 2,200 local and Indigenous businesses in FY2026. We believe we provide significant social value as part of our economic contribution to the communities and countries where we operate. Transparency about our contributions helps build trust with our stakeholders. For more information refer to Our approach to transparency. More information on social value is available at bhp.com/about/ operating-ethically/social-value

Our contribution | Our approach to tax | Our payments to governments | Additional information | 9

Case study: Jansen potash project

Our Jansen potash project in Saskatchewan, Canada is expected to become one of the world's largest potash mines.

We are developing one of the world's largest potash mines in Canada. Jansen demonstrates how major resource investments can create long-term economic and social benefits before production even begins. Through local employment, supplier opportunities, Indigenous participation and community partnerships, Jansen is already making a significant contribution to Saskatchewan communities while creating the foundation for future growth.

Jansen will increase our product diversification, customer base and operating footprint, and expand our business into a future growth market. Potash is BHP's newest commodity, which is used in fertilisers to assist with food security for a growing population and more sustainable land use.

Construction of Jansen Stage 1 is underway. Together with construction of Stage 2, Jansen is expected to have a production capacity of approximately 8.5 million tonnes (Mt) per year of potash.

As the largest private investment in Saskatchewan's history, Jansen's economic contribution is significant. The project is expected to generate around 5,500 workforce opportunities during construction and approximately 900 permanent jobs once fully operational. In FY2026, Jansen spent more than C$525 million with Indigenous suppliers.

Partnering with communities to deliver social value

We seek to build strong community partnerships in Saskatchewan. This is central to how we are building Jansen. Core to our success are partnerships with local and Indigenous communities and all levels of government. Through these partnerships, we contribute to community health and wellness, education and environmental conservation. In FY2026, this included:

- more than C$2.9 million to Indigenous partners and Indigenous-led organisations to support cultural preservation, community development, and local events
- more than C$1 million to support the funding of three new childcare centres which resulted in more than 160 additional childcare spaces to the region
- over C$1 million to support emergency response and services
- C$500,000 to St. Paul's Hospital Kidney Health & Education Centre in Saskatoon, Saskatchewan to support individuals and families navigating kidney disease in a way that is culturally grounded and community-led
- celebrated 14 years of the Jansen Scholarship program, which has provided opportunities for 375 individuals
- over a decade of formalised agreements with First Nations partners to support community infrastructure projects including housing, roads and a community grocery store

"George Gordon First Nation & George Gordon Developments would not have achieved the success we have without the support from BHP and the Economic Working Group. George Gordon Developments has become a leader in First Nations business development from the opportunities agreement with BHP and we are very excited about the future for our community."

Don Ross
Chief Executive Officer
George Gordon Developments

Jansen's contribution at a glance in FY2026

C$2.8bn[1]
(US$2.0bn) suppliers

around 3,400
employees and contractors

Spotlight story

The Jansen potash project has awarded over C$1.7 billion in contracts to Indigenous partners since project approval, reflecting BHP's strong and sustained commitment to meaningful Indigenous participation in capital delivery. This Indigenous supplier spend has been unlocked using Economic Working Groups (EWGs) to better connect BHP with the First Nations groups we have opportunity agreements with.

The EWGs bring together BHP and First Nations economic development arms through monthly engagements. These sessions provide a structured and transparent forum for two-way dialogue, enabling all parties to remain aligned on project and operational updates, the forward sourcing plan and upcoming contracting opportunities.

Beyond information sharing, the EWGs foster collaboration and trust. They provide an opportunity for First Nations partners to update on their partnership and capacity development efforts, while also raising procurement-related opportunities, challenges and concerns. This open exchange helps strengthen mutual understanding and supports more informed, inclusive decision-making across the procurement and contract management lifecycle.

Through this collaborative model, Jansen and First Nations partners have been able to proactively identify and unlock long-term social and economic value. The EWGs have not only contributed to a record level of Indigenous supplier spend by a major BHP project, but have also supported sustainable business growth, capability building and enduring partnerships that extend beyond individual contracts.

The success of the EWGs demonstrates how purposeful governance, early engagement and consistent collaboration can translate commitments into measurable outcomes – creating shared value for Indigenous partners, the project and communities connected to our operations.


A First Nations Leader in Business Development
GGDL.ca
A First Nations Leader in Business Development
GGDL.ca

1. Amount is translated at the FY2026 average rate of C$/US$ 0.724.

10 BHP Economic Contribution Report 2026

1 Our contribution continued

Case study: Western Australia Iron Ore

Western Australia Iron Ore (WAIO) is an integrated system of four processing hubs and five mining hubs, connected by more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region.

WAIO continues to deliver significant community and social benefits year-on-year through our ongoing investments in infrastructure and services, many of which are developed and delivered in partnership with the communities where we operate and where our employees live and contribute to local economies.

In FY2026, we spent more than A$750 million with local suppliers in Western Australia, with over A$500 million spent with 117 Indigenous businesses, including more than A$300 million spent with 66 Traditional Owner businesses.

Partnering with communities to deliver social value

Over the past 12 months, WAIO contributed to community initiatives that support education and training, environment, Indigenous wellbeing, economic development, health, community safety and liveability across Western Australia, including:

- contributing A$15 million towards the construction of new housing in remote Pilbara communities, as part of the Resources Community Investment Initiative
- renewing a long-running partnership with the West Coast Eagles to deliver youth engagement programming in communities across regional Western Australia
- extending our partnership with Lifeline WA to provide vital training for another 50 crisis call volunteers
- an ongoing investment in improving school readiness, education and employment outcomes for children and youth in the Pilbara through our annual Pilbara Education Partnership, the biggest private-public partnership in regional Western Australia
- extending our partnership with Ear Science Institute in the Western Desert to fund a Newman-based Ear Health Coordinator for a 12-month pilot, aligned with BHP's commitment to support community-based health initiatives
- investing another A$5.5 million to Telethon to support the delivery of locally led youth health initiatives and programs in the Pilbara
- supporting more than 40 local organisations, sporting and community groups to deliver grassroots initiatives across the Pilbara through our Community Grants program

In FY2026, WAIO contributed approximately 8 per cent of all government revenue (excluding Commonwealth grants) in Western Australia.[1] In the past decade, BHP has contributed more than A$23.6 billion in iron ore royalties to the Western Australian Government with A$2.5 billion paid in FY2026.

For more information about WAIO's contribution refer to the **Western Australia Community Development Report** available at bhp.com/news/articles

"For MIB Projects, this Yandi Mine Site Rehabilitation contract is a powerful example of what self-determination looks like in practice. It is about creating opportunities, developing future leaders and delivering lasting benefits beyond the life of any single contract. We are incredibly proud to be working with BHP to deliver meaningful outcomes on Country."

Cameron Bunker
Managing Director
MIB

BHP's WAIO contribution at a glance in FY2026

A$5.6bn
(US$3.8bn) corporate income tax[2]

A$12.8bn[3]
(US$8.7bn) suppliers

A$2.7bn
(US$1.9bn) state royalties and other payments to governments over 15,000
employees and contractors

Spotlight story

WAIO is transitioning to a new contract model for land rehabilitation to better support long-term partnerships with Indigenous and Traditional Owner businesses. The first contract under the new model was signed with MIB Traffic in June 2026. MIB is an Aboriginal business majority-owned by the Martidja Banjima community from the central Pilbara region of Western Australia. It secured a three-year contract to conduct rehabilitation earthworks services at the Yandi Mine site. More contracts under this new model are expected to be signed across other WAIO sites in FY2027.

The new contract model provides long-term opportunities for Indigenous and Traditional Owner businesses to work and collaborate on Country on closure and rehabilitation. WAIO also expects to achieve cost savings through this new contract model from the improved contractor management enabled by standardised contracts and a simplified process. This is about delivering rehabilitation differently by building long-term partnerships with Indigenous and Traditional Owner businesses that improve performance on site, ensure continuity and quality of execution and create lasting value through meaningful collaboration on Country.



1. Based on the actual cash contribution paid to government in FY2026 by WAIO and by comparison to estimated actual revenue 2025/2026 data (excluding Commonwealth grants) per the 2026/2027 Western Australia State Budget.
2. This includes amounts allocated under the tax funding agreement of the Australian tax consolidated group. Refer to the table in Payments made by project.
3. Amount is translated at the FY2026 average rate of A$/US$ 0.679.

Our contribution | Our approach to tax | Our payments to governments | Additional information | 11

Case study: BHP Mitsubishi Alliance

The BHP Mitsubishi Alliance (BMA) is a 50:50 joint venture between BHP and Mitsubishi Development and was formed in 2001.

BMA operates five steelmaking coal mines in Queensland's Bowen Basin – Goonyella Riverside, Broadmeadow, Peak Downs, Saraji and Caval Ridge. BMA also operates the Hay Point Coal Terminal near Mackay.

BMA has been part of Queensland's Bowen Basin for more than two decades, with some sites operating for more than half a century. In FY2026, the BMA joint venture celebrated its 25-year anniversary – testament to an enduring partnership that continues to support regional employment, supplier opportunities and government revenue.

In FY2026, BMA spent over A$1.3 billion with more than 750 local suppliers, with over A$100 million spent with 45 Indigenous businesses.

Partnering with communities to deliver social value

In FY2026, BMA contributed to community initiatives that support education, skills and training, Indigenous partnerships, economic development, health, wellbeing and environmental projects in Queensland, including:

- celebrating 30 years of partnership with BMA CQ Rescue,[1] which provides critical medical recovery for the Greater Whitsunday region. During FY2026 the BMA CQ Rescue team completed 830 missions
- continuing to support the Childcare Leadership Alliance (CLA) to improve access to high-quality early childhood and school-aged care in the Isaac Region, including grants that supported recruitment and retention activities, directly benefiting the recruitment of 18 educators
- supporting the Healthy Rivers to Reef Partnership, including a collaboration with Yuwi Rangers, who are working alongside scientists from the Department of Environment, Tourism, Science and Innovation to monitor and care for estuaries that combines Western science with Traditional Owner knowledge, creating a 'two-way science' approach that enriches monitoring and stewardship
- celebrating the first major delivery year of the BMA Future Ready program, an A$4.7 million five-year partnership to provide STEM support for 18 schools in the Bowen Basin. The program reached 6,504 students and 356 teachers in the first year
- renewing BMA's partnership with Outback Futures to support accessible mental health services and early intervention support across Dysart, delivering more than 700 allied health sessions and the Small Town Big Heart community wellbeing campaign with over 2,400 participants, and the establishment of Strength, Pride, Activity, Resilience, Community (SPARC) as a community-led local organisation
- providing over A$500,000 to 67 local organisations and community groups through the BMA Community Grants program to support grassroots initiatives across the Isaac and Mackay regions

"Bargala Nanhi is about growing more than native plants; it's about growing opportunities for Barada Barna people to care for Country, strengthen cultural knowledge, and create a sustainable future through seed propagation."

Stacey Kreyts
General Manager
Barada Barna Aboriginal Corporation

BMA's contribution at a glance in FY2026

A$6.3bn[2]
(US$4.3bn) suppliers

A$1.8bn
(US$1.2bn) state royalties and other payments to governments around 8,800
employees and contractors

In the past decade, BMA's mining operations have been a major contributor of royalties, paying A$22.4 billion to the Queensland Government, with over A$1.6 billion paid in FY2026.

For more information about BMA's contribution to Queensland refer to the **BHP and BMA Community Contribution Report** available at bhp.com/news/articles

Spotlight story

Bargala Nanhi is a Barada Barna owned enterprise established to support cultural, environmental and economic outcomes for the Barada Barna people in Australia. Through a partnership with Greening Australia and BHP Mitsubishi Alliance (BMA), Bargala Nanhi is undertaking Indigenous seed production in Queensland's Bowen Basin to support landscape rehabilitation, helping Barada Barna people to heal and care for their Country.

The initiative focuses on building a locally based, Traditional Owner-led seed supply to support rehabilitation and nature-positive outcomes across the region. Work to date includes the establishment of the partnership, early planning and set up for seed production, and the creation of employment opportunities for Barada Barna people, providing skills development and longer-term economic participation linked to land stewardship.

This partnership demonstrates how collaboration between an Indigenous enterprise, an environmental delivery partner and industry can deliver shared value – supporting rehabilitation outcomes, enabling Indigenous economic participation and embedding Traditional Owner leadership in caring for Country.



1. BHP had an existing partnership with CQ Rescue, prior to the BMA joint venture being established in 2001.
2. Amount is translated at the FY2026 average rate of A$/US$ 0.679.

12 BHP Economic Contribution Report 2026

1 Our contribution continued

Case study: Copper South Australia

Copper South Australia (Copper SA) comprises three underground mines and surface processing operations in one of the world's most significant copper, gold, silver and uranium basins.

Copper SA was formed following our acquisition of OZ Minerals in May 2023. It refers to the Olympic Dam copper mine (the largest copper mine in Australia and the fourth-largest copper mine in the world), the Carrapateena and Prominent Hill copper mines, and the Oak Dam exploration project. The underground mining and conventional crushing operations of Carrapateena and Prominent Hill produce copper concentrate. These operations are each located around 180 kilometres by road from the mining and integrated crushing, grinding, concentrating, smelting and refining operations of Olympic Dam, which produces copper cathode, gold and silver bullion, and uranium oxide concentrate. The commodities produced by Copper SA are transported by road and rail to our domestic customers and via the Adelaide and Whyalla ports to our global customers.

In FY2026, Copper SA spent over A$290 million with more than 130 local suppliers, with over A$100 million spent with 47 Indigenous businesses.

In FY2026, Copper SA contributed approximately 72 per cent of the Government of South Australia's estimated royalty revenue.[1] *In the past decade, Copper SA has contributed more than A$1.4 billion in copper royalties to the Government of South Australia with A$356 million paid in FY2026.*

Partnering with communities to deliver social value

In FY2026, we contributed to community projects that benefit South Australia, including:

- providing over A$950,000 to local organisations and community groups through our Copper SA Community Grants program, supporting grassroots initiatives across the Copper SA communities. This includes funding the BikeSA On Country Coober Pedy School Holiday Program, the 2026 Port Augusta Multicultural Festival, and the Far North Football League's Inaugural Indigenous Round
- supporting Australia's largest predator-proof reserve for threatened species in partnership with Arid Recovery. This partnership advances ecological restoration, conservation science and community programs that connect people with arid ecosystems
- continuing to support childcare in Roxby Downs through various initiatives, including governance, mentoring and professional development support for the Roxby Downs Children's Centre (in partnership with Child Australia), training pathways in Early Childhood Education and Care (in partnership with Uni Hub Spencer Gulf), and funding to support resource upgrades for childcare services
- delivering NAIDOC Week celebrations in Port Augusta and Whyalla in partnership with Umeewarra Aboriginal Media Association to promote education, unity and reconciliation across Indigenous and broader Upper Spencer Gulf communities


AMY15
AMY15

Copper SA's contribution at a glance in FY2026

A$5.3bn[2]
(US$3.6bn) suppliers

A$1.0bn
(US$0.7bn) taxes and other payments to governments[3]

over 8,500
employees and contractors

Spotlight story

When our Prominent Hill copper operations required a weekend transport solution to access vital laboratory services in Adelaide's northern suburbs, Copper SA engaged AMY Nominees, a wholly owned subsidiary of Antakirinja Matu-Yankunytjatjara Aboriginal Corporation (AMYAC), to provide a dedicated courier run. The service operated two days per week between Prominent Hill and the Bureau Veritas laboratory and involved two light vehicles and two drivers.

Over 12 months, the service delivered consistent, safe delivery of critical weekend services. Over 100 courier trips were successfully completed. Importantly, there were zero safety incidents through the service period.

Performance feedback was consistently positive from both Prominent Hill and Bureau Veritas, noting timely, dependable delivery and strong compliance with on site safety requirements. Beyond operational delivery, the service contributed to local employment and BHP's local and Indigenous indirect spend, with initial mine specifications and ongoing servicing of the fleet provided through Outback Mining Services.

While the business need was not ongoing, AMY Nominees' commitment to safe and stable service delivery was important through that period. The courier service represents one example of Copper SA's broader engagement with AMYAC Group, with partnerships extending across multiple contracts and services that support operational requirements while contributing to long-term Indigenous economic participation. The service demonstrated how Copper SA applies learnings to future fit-for-purpose procurement by factoring Traditional Owner capability and capacity into decision making, helping address operational gaps through viable commercial opportunities.

"AMY Nominees thoroughly enjoyed and successfully supported the BHP Prominent Hill courier service for a year, clocking over 100,000 km in challenging conditions while ensuring weekly laboratory sample deliveries to Adelaide. It's a testament to the drivers who completed their task safely and on time."

Lee Emmett
General Manager Operations
AMY Nominees

1. Based on the actual cash contribution paid to the government of South Australia in FY2026 by Copper SA and by comparison to estimated royalty revenue 2025/2026 data per the 2026/2027 State Budget.
2. Amount is translated at the FY2026 average rate of A$/US$ 0.679.
3. Corporate income tax includes amounts allocated under the tax funding agreement of the Australian tax consolidated group. Refer to the table in Payments made by project.

Our contribution | Our approach to tax | Our payments to governments | Additional information | 13

Case study: Chile

We've been contributing to the Chilean economy for more than three decades.

BHP operates two copper mines in Chile: Escondida[1] and Spence, located in the northern regions of Antofagasta and Tarapacá. Cerro Colorado mine has remained in temporary care and maintenance since December 2023. BHP's corporate headquarters in Chile are located in Santiago.

BHP-operated mines have produced 24 per cent of all Chilean copper since Escondida commenced production. This has been enabled by capital expenditure, including more than US$20.5 billion in the past decade.

Escondida has produced more than 35 Mt of copper since operations began. The mine is currently the largest copper producing mine in the world, producing over 1 Mt of copper a year and operating with around 20,000 employees and contractors. During FY2026, Escondida celebrated 35 years since the beginning of its operations in 1991. A celebration that recognises thousands of direct workers and contractors who have contributed to the operation leading copper production worldwide from Chile.

Spence has produced more than 3.6 Mt of copper since beginning operation in 2006. It operates with around 8,500 employees and contractors.

BHP-operated mines spent over US$1 billion in Chile with local suppliers in FY2026.

Partnering with communities to deliver social value

In FY2026, BHP-operated mines contributed to communities across the Antofagasta and Tarapacá regions through initiatives that supported education, skills development, economic participation, wellbeing and Indigenous partnerships. This included:

- contributing US$4 million to education, digital skills and future workforce initiatives, benefiting more than 7,500 people through STEM education, technical training and pathways to employment
- supporting local suppliers and innovation in the Antofagasta region through the Proveedores&Futuro portfolio, helping strengthen regional capabilities, promote innovation and provide opportunities for local and Indigenous suppliers' participation in BHP's global supply chain
- partnering with Indigenous communities to support education, skills development, entrepreneurship and cultural initiatives

In the past decade, BHP-operated mines in Chile have contributed more than US$14.2 billion[2] in first category income tax (corporate income tax) and mining tax to the country's government. During the same period, BHP contributed approximately US$2.6 billion in withholding tax on our share of dividends from operations in Chile.

"

Balloon Lickanantay represents a clear example of how, by placing the local area and its identity at the centre, we promote the economic empowerment of communities. Together with BHP, we have supported Indigenous businesses in building engagement mechanisms within the value chain, from a perspective of cultural integrity and long-term sustainability.

This ecosystemic approach, which we co-create with BHP, establishes a strong bridge for local identities to engage, creating a unique competitive advantage. In this way, development is shaped by local ways of working and culture: inclusive, sustainable, and deeply rooted in the community.

Sebastián Salinas
Founder and Executive Director
Balloon Latam

Contribution by BHP-operated mines in Chile at a glance in FY2026

US$5.5bn
taxes and other payments to government

US$7.3bn
suppliers

over 30,000
employees and contractors

29%
of Chilean copper production

Spotlight story

Co-designed by BHP and Balloon Latam, Balloon Lickanantay is a Chilean entrepreneurship and innovation program with a specific focus on strengthening Indigenous businesses. The program brings together change agents and Indigenous entrepreneurs in an immersive, face-to-face learning environment, enabling direct knowledge transfer, collaboration and mutual learning.

The model fosters engagement that goes beyond traditional training approaches. It integrates training, mentorship, targeted investment and market linkage to accelerate business readiness and growth. This helps reduce capability gaps while consolidating a pipeline of Indigenous businesses aligned with BHP's standards and operational needs, reinforcing an ecosystem-based approach to economic empowerment through direct linkages with procurement and operations.

Through this collaboration, Balloon Lickanantay strengthens the value propositions of Indigenous-led ventures, enhances their innovation capabilities and supports their long-term sustainability. It reinforces BHP's commitment to economic inclusion, supplier diversity and meaningful engagement with Indigenous communities.


ESCONDIDA | BHP
internacional
Lickan Antai 2029
Sebastián Salinas
PRESIDENTE EJECUTIVO
BALLOON LATAM

1. BHP operates and owns 57.5 per cent of the Escondida mine, a joint venture with Rio Tinto (30 per cent) and Japan-based JECO Corp (12.5 per cent).
2. The figure includes 100 per cent of Escondida.

14 BHP Economic Contribution Report 2026 2  Our approach to tax Our Tax Principles Our Charter and Our Code of Conduct (Our Code) define how we work at BHP. Our Charter describes our purpose, our strategy and Our Values. It is the single most important means by which we communicate who we are, what we do and what we stand for, and is the basis for our decision-making. Supporting Our Charter is Our Code, which brings Our Values to life so we can make the right choices every day. Our approach to tax is underpinned by Our Charter and Our Code, and is embodied in our Tax Principles. The Risk and Audit Committee of the BHP Board endorsed these principles and in FY2026, we conducted annual assurance that we have adhered to our Tax Principles. The six principles that govern our global approach to tax: 1 Transparency We are transparent about the taxes and royalties we pay to governments because we believe openness allows our shareholders, employees, contractors, partners, customers and communities to understand the contribution we make and have a greater ability to assess the integrity of the tax systems in the countries where we operate. 2 Corporate citizenship We act with integrity when engaging with revenue authorities to support positive and constructive relationships. Where possible, for the purposes of obtaining certainty of our tax positions, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis. 3 Risk management and governance We are committed to strong governance. We identify, assess and manage tax risks in accordance with our global Risk Framework. Material risks are reported to the Risk and Audit Committee. For more information refer to page 17. 4 Business rationale Our transactions have proper commercial purposes and economic rationale. We locate business activities where value is optimally created. We seek to have a tax charge that contributes to superior business performance and delivers long-term shareholder value. Accordingly, we do not engage in aggressive tax planning. 5 Compliance We respect and comply with the laws of the countries where we operate. We meet all of our tax compliance obligations on time. Our tax obligations include pricing transactions in our global value chain according to where value is created and economic activity occurs, in compliance with the OECD guidelines, and based on the arm’s length principle. 6 Advocating reform We support simple, stable and competitive tax rules and the principle that the taxing rights of countries should be commensurate with where the economic activity occurs. We engage in the reform process of international tax rules (including transfer pricing) and local tax rules in countries where we operate. We do this because we believe tax systems should be effective, efficient and competitive, in order to support economic growth, job creation and viable long-term tax contributions.

Our contribution | Our approach to tax | Our payments to governments | Additional information | 15

Our approach to transparency

Transparency is fundamental to how BHP builds trust and demonstrates accountability. We believe stakeholders should have access to clear information about the taxes and royalties we pay, our economic contribution and the way natural resources are governed in the countries where we operate.

Our commitment to transparency is reflected in our support for global initiatives that promote accountability in the extractives sector. As a supporting company and Board representative of the Extractive Industries Transparency Initiative (EITI), we advocate for greater transparency in the governance of natural resources. As demand and competition for energy transition resources continue to grow, we believe transparency is increasingly important. We support the public disclosure of payments to governments, beneficial ownership and contract transparency as key measures that enable citizens to hold both industry and governments accountable for the responsible development of natural resources, and enables citizens to better understand how resource wealth is generated and shared.

Transparency about the taxes and royalties we pay to governments is important in building trust with our shareholders, employees, customers, communities and other stakeholders. By openly disclosing this information, we support informed discussion about the effectiveness and integrity of tax systems and the contribution we make in the countries where we operate.

We continue to support measures that promote transparency in beneficial ownership. Disclosure of a company's ultimate beneficial owners helps support the accurate reporting of assets and income and promotes compliance with tax and other regulatory requirements. We commend organisations, including our joint venture partners, contractors and suppliers, that promote beneficial ownership transparency through public disclosure of their beneficial owners. We support the continued development and implementation of beneficial ownership transparency initiatives by governments and international organisations globally.

BHP continues to make the disclosures on shareholders and entities in which we have an interest, in line with laws and regulations and voluntary commitments, including the beneficial owners of our mining joint ventures that generate material revenue for BHP.

For more information on our approach to beneficial ownership transparency, including our disclosures, refer to the **Ethics and Business Conduct** page available at bhp.com/sustainability/ethics-business-conduct

We also support initiatives by governments of the countries where we operate to publicly disclose the content of our licences or contracts for the development and production of minerals that form the basis of our payments to governments, as outlined in the EITI Standard.

We support mandatory payment disclosure regimes and comply with applicable requirements in the jurisdictions where we operate. These include reporting obligations in the United Kingdom, Canada and the United States that require disclosure of payments made to governments in connection with extractive activities.

This Report and global tax transparency requirements

This Report complies with a number of tax transparency frameworks:

- UK regulatory obligations: The information on our payments to governments on pages 20 to 27 addresses our reporting obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules, which were introduced to implement the payments to governments requirements provided for in the EU Transparency Directive. In addition, we publish our Tax Strategy on an annual basis in accordance with the UK Requirements under paragraph 19 of Schedule 19 of the UK Finance Act 2016.

  Our Tax Strategy for the year ended 30 June 2026 is available at bhp.com/about/operating-ethically/tax-transparency
- Australian Voluntary Tax Transparency Code: We have adhered to all mandatory requirements for 'public country-by-country reporters' contained in the Voluntary Tax Transparency Code released by the Australian Board of Taxation in October 2025.
- B Team Responsible Tax Principles: As a founding member of the B Team Responsible Tax Principles, we disclose details of our approach to tax management, including our relationships with tax authorities, entities located in low-tax jurisdictions, primarily established for historical reasons, jurisdictions where we have accepted tax incentives and our approach to advocacy on tax issues.
- GRI 207: Our Economic Contribution Report 2026 meets the requirements of GRI 207-1 to 3 issued by the Global Sustainability Standards Board.

We disclose payments to governments connected with our extractive activity to meet the Extractive Sector Transparency Measures Act (ESTMA) requirements in Canada and the US Securities and Exchange Commission (SEC) in accordance with Section 13(q) Disclosure of payments by resource extraction issuers under the Exchange Act.

We voluntarily disclose additional information, including our total direct economic contribution, profit/(loss), number of employees and contractors, effective tax rates in the key countries where we operate and reconciliation data.

GRI 207

The GRI is the independent, international organisation that sets the standards that represent global best practice for publicly reporting on a range of economic, environmental and social impacts. GRI 207 sets out disclosures related to tax and payments to governments aimed to help promote greater transparency on an organisation's approach to taxes.

Key elements of GRI 207 have been integral to our economic and tax transparency disclosures since 2000. It comprises the following standards:

- GRI 207-1: Approach to tax
- GRI 207-2: Tax governance, control and risk management
- GRI 207-3: Stakeholder engagement and management of concerns related to tax
- GRI 207-4: Country-by-country reporting

The requirements of GRI 207-1 to 3 are addressed in this Report.

In addition to the payments to government data presented in this Report, BHP has been publishing our Country-by-Country Reports (available at bhp.com/about/operating-ethically/tax-transparency). The Country-by-Country Report for FY2026 will be published in accordance with the requirements of GRI 207-4.

16 BHP Economic Contribution Report 2026 2  Our approach to tax continued Our contribution to the development of tax policy We engage on tax policy and reform matters in the countries where Tax policy we operate. We work with governments directly or through industry associations to share our views on the wider ramifications that tax We actively participate in public consultation processes and provide our proposals will have on the industry, the regulatory and commercial perspective on tax policy settings that balance the need for government environments, our customers and the broader community. We primarily do tax revenues against incentivising ongoing, sustainable investment that this through a number of global industry and local associations, including delivers long-term benefits for communities. the Business Council of Australia, Minerals Council of Australia, Consejo Investment decisions involve balancing expected returns against a range Minero, National Society of Mining, Petroleum and Energy, Cámara de of risks. Given the long-term nature of our investments, the stability and Minería del Ecuador, Instituto Brasileiro de Mineração, Mining Association predictability of economic, political and fiscal settings are important of Canada and the International Council on Mining and Metals. factors in assessing investment risk. Tax and royalty settings have a For more information on our approach to industry associations refer to direct impact on project economics and are therefore a key consideration Operating Ethically page at bhp.com/about/operating-ethically when allocating capital across our global portfolio of opportunities. Competitive and stable tax systems can help reduce investment risk by providing greater certainty over future returns, supporting long-term investment and economic development.

Our contribution | Our approach to tax | Our payments to governments | Additional information | 17

Our approach to tax governance and risk management

Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of tax laws, risk may arise in the determination of our tax liabilities. The identification and management of risks are central to achieving our strategic objectives. Risk management, including for tax, is embedded in all our critical business activities, functions, processes and systems through the application of BHP's Risk Framework. Under our Risk Framework, the Board and senior management, including the Executive Leadership Team, oversee and monitor risk management outcomes. The Risk and Audit Committee assists the Board with the oversight of risk management, including tax and royalty matters. The Chief Financial Officer, supported by the Group Tax Officer, is accountable for managing tax risk.

In addition to BHP's Risk Framework, Tax Principles and Our Tax Strategy, we maintain internal governance standards that set out our approach to tax risk management, the level of risk the Group seeks to take and escalation points and procedures. Matters are considered for escalation based on a number of elements, including the quantum at risk, level of technical uncertainty and change of law risk. BHP's Tax function is also subject to regular internal reviews and audits to provide assurance over compliance with these standards.

Our Tax function is responsible for the execution of BHP's Tax Principles, Our Tax Strategy and management of tax risk in accordance with the Risk Framework. It advises management on the tax implications of business decisions, transactions and compliance with tax laws, in accordance with the internal governance standards.

Our external auditor provides assurance on our financial report (which includes tax disclosures set out in Financial Statements note 6 'Income tax expense' and note 14 'Deferred tax balances' in our Annual Report 2026).

+ For more information refer to the Independent Auditor's Reports in the **Annual Report 2026** and this **Economic Contribution Report 2026**

+ For information on our Risk Framework refer to the **Operating and Financial Review 6** in our **Annual Report 2026**

Low-tax jurisdictions

In classifying which of our subsidiaries are located in low-tax jurisdictions, we have applied the EU list of non-cooperative jurisdictions for tax purposes as at February 2026. Countries were assessed against agreed criteria for good governance, consistent with the standards of the EU member states. These criteria relate to global tax transparency, fair taxation and implementation of OECD base erosion and profit shifting measures.

The EU has published a list of 'non-cooperative' jurisdictions and a 'watch list' of jurisdictions that have committed to address deficiencies in their tax governance and reviews the lists at least yearly.

We have one subsidiary in a country on the EU's non-cooperative list and two subsidiaries on the 'watch list'. All of these subsidiaries are subject to the controlled foreign company tax rules of Australia. Details of each of these subsidiaries, including FY2026 profits/(losses), are included in the tables below.

Tax incentives

Governments may offer tax incentives to attract investment, support economic development and improve competitiveness. Where tax incentives are legislated and open to all qualifying taxpayers, we may accept them. These incentives are generally linked to activities that contribute to local economies, such as employment, capital investment, capability development and ongoing operating expenditure.

We have been granted tax incentives in some countries where we operate.

In Singapore, we were granted an incentive exempting us from paying income tax on profit from qualifying shipping operations under the Maritime Sector Incentive – Approved International Shipping Enterprise status.

In the Philippines, we maintain a registration with the Board of Investment and the Philippine Economic Zone Authority that grants certain fiscal and non-fiscal incentives, including a concessional income tax rate of 5 per cent. In FY2026, our qualifying profits from the operation of our Global Business Services function in the Philippines were approximately US$2 million. All FY2026 profits made in the Philippines from services provided to Australian companies are subject to tax in Australia at the normal corporate tax rate of 30 per cent under the Australian controlled foreign company rules.

We have entered into a foreign investment agreement offered by the Chilean Government, which has been in place for a number of years. This agreement provides foreign investors with various rights over their capital investments that give them certainty on project investments in Chile for a period of time, including certainty on the level of taxes levied and access to local exchange markets for the movement of capital.

Up until the divestment of the Carajás assets in Brazil, we were granted a 75 per cent corporate income tax reduction, that was conditional upon the reinvestment in the operations in the State of Pará.

Global minimum tax under the OECD's Pillar Two framework

Australia has implemented the OECD's Pillar Two framework, which imposes a global minimum tax rate of 15 per cent. As a result, BHP is subject to the minimum effective tax rate of 15 per cent in all jurisdictions in which we operate, either through local domestic minimum taxes or other Pillar Two mechanisms.

The tax expense associated with Pillar Two was US$37 million in FY2026.

Companies in 'non-cooperative' jurisdictions

	Incorporation				
Name	Jurisdiction	Year	Profit/(loss) before tax US$M	Income subject to tax in another country	Nature of activities
Marcona International, S.A.[1]	Panama	1953	–	–	Holding company (legacy)

Companies in 'watch list' jurisdictions

	Incorporation				
Name	Jurisdiction	Year	Profit/(loss) before tax US$M	Income subject to tax in another country	Nature of activities
BHP Billiton UK Holdings Limited[2]	British Virgin Islands	2004	159	UK[3]	Holding company
BHP Billiton UK Investments Limited[2]	British Virgin Islands	2004	159	UK[3]	Holding company

1. Legacy holding company that joined the Group through historical acquisition.
2. The incorporation of these holding companies in the British Virgin Islands at that time provided greater flexibility in relation to the payment of distributions for corporation law purposes.
3. These companies are tax residents in the United Kingdom. All their worldwide income is subject to tax in the United Kingdom at the normal corporate tax rate as the income is earned (not when it is repatriated).

18 BHP Economic Contribution Report 2026

2 Our approach to tax continued

Our approach to compliance

We respect and comply with the laws of the countries where we operate in accordance with our Tax Principles. We strive for full and timely tax compliance. This includes pricing transactions in our global value chain according to where value is created and economic activity occurs, in compliance with the OECD guidelines based on the arm's length principle.

Intra-group transactions

We disclose our material transactions through the lodgement of our tax returns and other disclosures to revenue authorities. For example, in Australia we comply with a number of country-by-country reporting obligations, including lodging a local file, master file and a country-by-country report with the ATO in accordance with Australian tax laws (and consistent with the OECD's country-by-country reporting requirements). This information provides tax authorities with details of how we operate our business and conduct our tax affairs around the world and includes details on various entities' international related party dealings.

Consistent with our commitment to transparency, we have voluntarily included in this Report information about material transactions between companies in the BHP Group. We outline below the top four dealings (by quantum) between our Australian entities and non-Australian related parties.

Sales and Marketing business

Sales and Marketing connects BHP's resources to market through commercial expertise, sales and operations planning, customer insights and proactive risk management. It is the link between BHP's global operations and our global customers. Our Sales and Marketing business adds value to BHP and the countries where we operate by striving to ensure we receive the maximum price for our commodities. It aims to achieve this by finding the best markets for our commodities, liaising closely with our customers on their specific product requirements and coordinating logistics to deliver the commodities to our customers. For the majority of export sales from Australia, our Sales and Marketing business buys the commodities from our Australian production assets, arranges the freight and other logistics and sells the commodities to its customers. In some instances, it will provide services to the production asset and act as its agent.

Location

Our Sales and Marketing business offices are located close to our customers in our key markets.

As Asia accounts for 86 per cent of our revenue, our global minerals Sales and Marketing business is headquartered in Singapore. Our Sales and Marketing business has approximately 200 employees and contractors globally, with 93 located in Singapore. Other smaller offices are strategically located around the world. Singapore is a leading global commodities trading hub and provides access to a highly skilled workforce and a stable regulatory environment.

In addition to our Sales and Marketing business, we have teams in Maritime and Supply Chain Excellence based in Singapore to support our activities in the region. The Maritime and Supply Chain Excellence division manages BHP's enterprise-wide maritime transportation strategy and the chartering of ocean freight to meet BHP's inbound and outbound transportation needs.

Profits

Our Sales and Marketing business in Singapore earns a margin on its sales having regard to the risks and activities undertaken and the value added. In FY2026, our Sales and Marketing business made profits of approximately US$74.2 million on global commodity sales.

Tax

In FY2026, the profits (of approximately US$74.2 million) of our Sales and Marketing business in Singapore were subject to corporate income tax at a rate of 17 per cent.

All FY2026 profits made by our Sales and Marketing business from the sale of our Australian commodities acquired from entities controlled by BHP are subject to tax in Australia at the normal corporate tax rate of 30 per cent under the Australian controlled foreign company rules.

Financing

BHP's funding requirements are met through a combination of externally sourced funding, including debt raised by designated Treasury entities, and internally generated cash flows from the sale of our products to customers. These funds may be deployed in different ways, including capital and operating expenditure or returns to our shareholders. We aim to achieve efficient and effective cash flow management and concentrate our excess cash reserves through loans and deposits between BHP entities. While these arrangements are typically undertaken within the same jurisdiction, they may also occur across jurisdictions. Treasury entities in the UK provide the majority of the Group's cross-border intra-group financing.

Our intra-group financing transactions are priced in accordance with the arm's length principle as set out in the OECD transfer pricing guidelines. We are transparent with our tax authorities regarding our funding arrangements. As at 30 June 2026, we have no disputes with any tax authorities in relation to the Group's financing arrangements.

Administration and technology

BHP is a globally integrated group, with people frequently working together across teams and geographies. For example, we have globalised functions, such as External Affairs, Finance, Human Resources and Technology that provide support to our assets and our Sales and Marketing business. We also have regional functions that provide localised support to our assets on health, safety, environment, projects, engineering and integrated operations.

Typically, a fee is charged for services that are provided across different entities and/or jurisdictions within the BHP Group. For example, when our Group functions in Australia provide support to our assets, the assets are charged a service fee.

Our key jurisdictions that charge these service fees are Australia, Canada, Chile, Malaysia, the Philippines, Singapore, United Kingdom and United States.

Insurance premiums

BHP maintains a captive insurance company incorporated in Guernsey (Stein Insurance Company Limited), which provides insurance coverage to our global portfolio of operated assets and our Sales and Marketing business. Annual premiums are paid to the captive insurer, and in return, compensation is provided for insured losses incurred.

The risks insured are predominantly property related. BHP elects to self-insure these risks where appropriate as part of our broader approach to risk management. The insurance company is located in Guernsey because of its established insurance market and a robust regulatory environment. Premiums are priced in accordance with the arm's length principle as set out in the OECD guidelines.

The profits of Stein Insurance Company Limited vary significantly year-on-year depending on the value of insured events that occur. All FY2026 profits made by Stein are subject to tax in Guernsey in accordance with their Pillar Two domestic minimum tax regime. These profits are subject to tax in Australia at the normal corporate tax rate of 30 per cent under the Australian controlled foreign company rules.

Our contribution | Our approach to tax | Our payments to governments | Additional information | 19

Our approach to stakeholder engagement

As a global company, we interact with a range of stakeholders. Our methods, frequency of engaging with and approach to listening to stakeholders are diverse and we use a range of formal and informal communication and engagement channels to understand the views of our stakeholders.

We place great importance on having effective relationships with tax authorities. We engage openly, transparently and constructively with tax authorities through regular assurance programs and consultation on tax administration matters.

We also engage with a broader group of stakeholders on tax policy matters through our participation in global industry and local associations. We seek to provide practical, balanced and constructive comments on proposed tax reforms. We believe well-designed policy outcomes are supported by open consultation between governments, business and the broader community.

We communicate with stakeholders through a range of channels, including our Annual General Meetings, Annual Report, topic-specific publications, investor briefings, market announcements, media engagement and digital platforms. We also engage with civil society organisations, think tanks and non-government organisations to communicate BHP's approach to tax and transparency and seek feedback from leading organisations. This enables us to stay aligned with evolving expectations around tax and transparency.

+ Our approach to stakeholder engagement is described in the **Operating and Financial Review 9.6** and Corporate Governance Statement 7.1 in our **Annual Report 2026** and Operating Ethically page at bhp.com/about/operating-ethically

+ Information on tax matters is provided in this **Report** and in Our Tax Strategy

Tax authority relationships

As part of our commitment to corporate citizenship, we seek to maintain positive and constructive relationships with revenue authorities. We proactively engage with these authorities to discuss potential issues and endeavour to, where possible, resolve any disagreements on a timely basis.

The tax authorities conduct assurance on our tax affairs in a number of jurisdictions around the world. As part of these programs, we provide information about our business, transactions and tax positions, and maintain regular dialogue to support a shared understanding of our operations and tax outcomes.

BHP is currently part of the ATO's 'justified trust' program. Under this program, the ATO is seeking to obtain greater assurance that large corporates are paying the 'right' amount of tax in accordance with tax laws. BHP received an overall high level of assurance in the most recent Tax Assurance Report issued by the ATO related to FY2023 and FY2024.

Tax agreements

As part of our commitment to corporate citizenship, we may enter into agreements with revenue authorities about the amount of tax we should pay on our activities.

This gives us greater certainty about our future tax payments and reduces the risk of tax disputes with tax authorities.

Tax disputes

Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of tax laws, we have occasional disagreements with tax authorities over the amount of taxes to be paid. In this respect, BHP is no different from other large and complex corporations.

Where possible, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis.

Reconciling this Report with ATO transparency data

We prepare a reconciliation of our taxes paid in Australia to the data published by the ATO each year under Australian mandatory corporate tax transparency measures. This reconciliation is published on our website when the ATO publishes its data. The latest data published by the ATO relates to FY2024.

+ The reconciliation of our Australian taxes paid to this data is available at bhp.com/about/operating-ethically/tax-transparency

20 BHP Economic Contribution Report 2026 3  Our payments to governments BHP has prepared this information in accordance with our UK regulatory obligations under DTR 4.3A of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules. The Basis of preparation and Glossary sections contain information about the content of our Report and form part of our Report. Payments made by country and level of government The information on taxes paid by classification and country presented below has been prepared on the basis set out in the Basis of preparation section of this Report. Total payments Payments as defined Total Corporate Royalty-related Total for infrastructure by the UK Other payments to US$M income tax income tax taxes paid Royalties Fees improvements Requirements payments governments Total payments to governments 6,600.0 2,471.5 9,071.5 2,773.9 44.8 20.1 11,910.3 457.8 12,368.1 Australia 3,513.6 – 3,513.6 2,639.9 31.8 15.5 6,200.8 395.5 6,596.3 Australian Taxation Office 3,513.6 – 3,513.6 – – – 3,513.6 31.5 3,545.1 Australian Communications and Media Authority – – – – 0.3 – 0.3 – 0.3 Australian Rail Track Corporation Limited – – – – 0.1 0.1 0.2 – 0.2 City of Kalgoorlie-Boulder (Western Australia) – – – – – – – 0.2 0.2 City of Rockingham (Western Australia) – – – – – – – 0.1 0.1 Clean Energy Regulator – – – – – – – 1.7 1.7 Coal Mining Industry (Long Service Leave Funding) Corporation – – – – – – – 23.3 23.3 Department of Climate Change, Energy, the Environment and Water – – – – 0.1 – 0.1 – 0.1 Department of Foreign Affairs & Trade – – – – 0.3 – 0.3 – 0.3 Isaac Regional Council (Queensland) – – – – – 0.1 0.1 8.8 8.9 Mackay Regional Council (Queensland) – – – – – – – 0.6 0.6 Municipal Council of Roxby Downs (South Australia) – – – – – – – 1.5 1.5 Muswellbrook Shire Council (New South Wales) – – – – – 0.1 0.1 2.5 2.6 Shire of Ashburton (Western Australia) – – – – – – – 0.8 0.8 Shire of East Pilbara (Western Australia) – – – – – – – 6.9 6.9 Shire of Leonara (Western Australia) – – – – – – – 1.0 1.0 Shire of Ngaanyatjarraku (Western Australia) – – – – – – – 0.3 0.3 Shire of Wiluna (Western Australia) – – – – – – – 1.6 1.6 State of New South Wales – – – 169.5 2.4 – 171.9 14.0 185.9 State of Queensland – – – 548.2 1.3 – 549.5 79.3 628.8 State of South Australia – – – 242.9 6.2 – 249.1 56.9 306.0 State of Victoria – – – – – – – 6.9 6.9 State of Western Australia – – – 1,679.3 20.8 15.2 1,715.3 135.4 1,850.7 The Office of the National Rail Safety Regulator – – – – 0.4 – 0.4 – 0.4 Town of Port Hedland (Western Australia) – – – – – – – 22.1 22.1 Other Australian governments – – – – – – – 0.1 0.2

Our contribution Our approach to tax Our payments to governments Additional information 21 Our payments to governments over the past five years Our payments Group profit before to governments tax excluding exceptional items US$M US$M 18,000 48,000 15,000 40,000 12,000 32,000 9,000 24,000 6,000 16,000 3,000 8,000 0 FY2022 FY2023 FY2024 FY2025 FY2026 0 Global Australia   Total taxes   Total taxes   G roup profit before tax excluding   Royalties   Royalties exceptional items   Other   Other Total payments Payments as defined Total Corporate Royalty-related Total for infrastructure by the UK Other payments to US$M income tax income tax taxes paid Royalties Fees improvements Requirements payments governments Total payments to governments 6,600.0 2,471.5 9,071.5 2,773.9 44.8 20.1 11,910.3 457.8 12,368.1 Australia 3,513.6 – 3,513.6 2,639.9 31.8 15.5 6,200.8 395.5 6,596.3 Australian Taxation Office 3,513.6 – 3,513.6 – – – 3,513.6 31.5 3,545.1 Australian Communications and Media Authority – – – – 0.3 – 0.3 – 0.3 Australian Rail Track Corporation Limited – – – – 0.1 0.1 0.2 – 0.2 City of Kalgoorlie-Boulder (Western Australia) – – – – – – – 0.2 0.2 City of Rockingham (Western Australia) – – – – – – – 0.1 0.1 Clean Energy Regulator – – – – – – – 1.7 1.7 Coal Mining Industry (Long Service Leave Funding) Corporation – – – – – – – 23.3 23.3 Department of Climate Change, Energy, the Environment and Water – – – – 0.1 – 0.1 – 0.1 Department of Foreign Affairs & Trade – – – – 0.3 – 0.3 – 0.3 Isaac Regional Council (Queensland) – – – – – 0.1 0.1 8.8 8.9 Mackay Regional Council (Queensland) – – – – – – – 0.6 0.6 Municipal Council of Roxby Downs (South Australia) – – – – – – – 1.5 1.5 Muswellbrook Shire Council (New South Wales) – – – – – 0.1 0.1 2.5 2.6 Shire of Ashburton (Western Australia) – – – – – – – 0.8 0.8 Shire of East Pilbara (Western Australia) – – – – – – – 6.9 6.9 Shire of Leonara (Western Australia) – – – – – – – 1.0 1.0 Shire of Ngaanyatjarraku (Western Australia) – – – – – – – 0.3 0.3 Shire of Wiluna (Western Australia) – – – – – – – 1.6 1.6 State of New South Wales – – – 169.5 2.4 – 171.9 14.0 185.9 State of Queensland – – – 548.2 1.3 – 549.5 79.3 628.8 State of South Australia – – – 242.9 6.2 – 249.1 56.9 306.0 State of Victoria – – – – – – – 6.9 6.9 State of Western Australia – – – 1,679.3 20.8 15.2 1,715.3 135.4 1,850.7 The Office of the National Rail Safety Regulator – – – – 0.4 – 0.4 – 0.4 Town of Port Hedland (Western Australia) – – – – – – – 22.1 22.1 Other Australian governments – – – – – – – 0.1 0.2

22 BHP Economic Contribution Report 2026 3  Our payments to governments continued Total payments Payments as defined Total Corporate Royalty-related Total for infrastructure by the UK Other payments to US$M income tax income tax taxes paid Royalties Fees improvements Requirements payments governments Brazil 2.7 – 2.7 – 0.1 – 2.7 2.9 5.7 Federal Tax Revenue Ministry 2.7 – 2.7 – 0.1 – 2.7 0.7 3.5 Instituto Nacional do Seguro Social (INSS) – – – – – – – 2.2 2.2 Canada 20.3 – 20.3 – 6.9 4.6 31.8 10.9 42.7 Canada Border Services Agency – – – – – – – 2.9 2.9 Canada Revenue Agency 21.8 – 21.8 – – – 21.8 3.8 25.6 Finances Quebec (0.5) – (0.5) – – 0.1 (0.3) 0.1 (0.2) Fishing Lake First Nation – – – – – 0.3 0.3 – 0.3 Government of British Columbia (1.0) – (1.0) – – – (1.0) – (1.0) Government of Ontario – – – – – – – 0.3 0.3 Government of Saskatchewan – – – – 6.8 – 6.8 0.1 6.9 Rural Municipality of Leroy (Saskatchewan) – – – – – 2.6 2.6 3.4 6.0 Rural Municipality of Prairie Rose (Saskatchewan) – – – – – 1.3 1.3 0.1 1.4 Rural Municipality of Usborne – – – – – 0.3 0.3 – 0.3 The City of Elliot Lake – – – – – – – – 0.1 Other Canadian governments – – – – – – – 0.1 0.1 Chile 2,845.6 2,471.5 5,317.2 134.0 5.5 – 5,456.6 33.4 5,490.0 Ministerio de Bienes Nacionales – – – – 0.7 – 0.7 5.2 6.0 Municipalidad – – – – 2.2 – 2.2 0.6 2.8 Servicio de Impuestos internos 2,845.6 2,471.5 5,317.2 134.0 – – 5,451.1 0.6 5,451.7 Tesorería General de la República – – – – 2.6 – 2.6 27.0 29.6 China 9.0 – 9.0 – – – 9.0 3.2 12.1 China Tax Bureau 9.0 – 9.0 – – – 9.0 2.0 10.9 Shanghai Municipal Human Resources and Social Security Bureau – – – – – – – 1.2 1.2 Ecuador – – – – – – – 0.2 0.2 Instituto Ecuatoriano de Seguridad Social – – – – – – – 0.1 0.1 Servicio De Rentas Internas – – – – – – – 0.1 0.1 India 0.7 – 0.7 – – – 0.7 – 0.7 Income Tax Department 0.7 – 0.7 – – – 0.7 – 0.7 Japan (0.1) – (0.1) – – – (0.1) 0.1 – Chiyoda Social Insurance Office – – – – – – – 0.1 0.1 National Tax Agency (0.1) – (0.1) – – – (0.1) – (0.1) Malaysia 0.9 – 0.9 – – – 0.9 0.4 1.3 Human Resources Development Corporation – – – – – – – 0.2 0.2 Inland Revenue Board 0.9 – 0.9 – – – 0.9 – 0.9 Perkeso – – – – – – – 0.2 0.2 Netherlands 2.1 – 2.1 – – – 2.1 – 2.1 Tax and Customs Administration 2.1 – 2.1 – – – 2.1 – 2.1

Our contribution Our approach to tax Our payments to governments Additional information 23 Total payments Payments as defined Total Corporate Royalty-related Total for infrastructure by the UK Other payments to US$M income tax income tax taxes paid Royalties Fees improvements Requirements payments governments Brazil 2.7 – 2.7 – 0.1 – 2.7 2.9 5.7 Federal Tax Revenue Ministry 2.7 – 2.7 – 0.1 – 2.7 0.7 3.5 Instituto Nacional do Seguro Social (INSS) – – – – – – – 2.2 2.2 Canada 20.3 – 20.3 – 6.9 4.6 31.8 10.9 42.7 Canada Border Services Agency – – – – – – – 2.9 2.9 Canada Revenue Agency 21.8 – 21.8 – – – 21.8 3.8 25.6 Finances Quebec (0.5) – (0.5) – – 0.1 (0.3) 0.1 (0.2) Fishing Lake First Nation – – – – – 0.3 0.3 – 0.3 Government of British Columbia (1.0) – (1.0) – – – (1.0) – (1.0) Government of Ontario – – – – – – – 0.3 0.3 Government of Saskatchewan – – – – 6.8 – 6.8 0.1 6.9 Rural Municipality of Leroy (Saskatchewan) – – – – – 2.6 2.6 3.4 6.0 Rural Municipality of Prairie Rose (Saskatchewan) – – – – – 1.3 1.3 0.1 1.4 Rural Municipality of Usborne – – – – – 0.3 0.3 – 0.3 The City of Elliot Lake – – – – – – – – 0.1 Other Canadian governments – – – – – – – 0.1 0.1 Chile 2,845.6 2,471.5 5,317.2 134.0 5.5 – 5,456.6 33.4 5,490.0 Ministerio de Bienes Nacionales – – – – 0.7 – 0.7 5.2 6.0 Municipalidad – – – – 2.2 – 2.2 0.6 2.8 Servicio de Impuestos internos 2,845.6 2,471.5 5,317.2 134.0 – – 5,451.1 0.6 5,451.7 Tesorería General de la República – – – – 2.6 – 2.6 27.0 29.6 China 9.0 – 9.0 – – – 9.0 3.2 12.1 China Tax Bureau 9.0 – 9.0 – – – 9.0 2.0 10.9 Shanghai Municipal Human Resources and Social Security Bureau – – – – – – – 1.2 1.2 Ecuador – – – – – – – 0.2 0.2 Instituto Ecuatoriano de Seguridad Social – – – – – – – 0.1 0.1 Servicio De Rentas Internas – – – – – – – 0.1 0.1 India 0.7 – 0.7 – – – 0.7 – 0.7 Income Tax Department 0.7 – 0.7 – – – 0.7 – 0.7 Japan (0.1) – (0.1) – – – (0.1) 0.1 – Chiyoda Social Insurance Office – – – – – – – 0.1 0.1 National Tax Agency (0.1) – (0.1) – – – (0.1) – (0.1) Malaysia 0.9 – 0.9 – – – 0.9 0.4 1.3 Human Resources Development Corporation – – – – – – – 0.2 0.2 Inland Revenue Board 0.9 – 0.9 – – – 0.9 – 0.9 Perkeso – – – – – – – 0.2 0.2 Netherlands 2.1 – 2.1 – – – 2.1 – 2.1 Tax and Customs Administration 2.1 – 2.1 – – – 2.1 – 2.1

24 BHP Economic Contribution Report 2026 3  Our payments to governments continued Total payments Payments as defined Total Corporate Royalty-related Total for infrastructure by the UK Other payments to US$M income tax income tax taxes paid Royalties Fees improvements Requirements payments governments Peru 44.7 – 44.7 – – – 44.7 1.0 45.7 EsSalud (Seguro Social de Salud) – – – – – – – 0.2 0.2 Instituto Geologico, Minero y Metalurgico – – – – – – – 0.7 0.7 National Superintendency of Customs and Tax Administration 44.7 – 44.7 – – – 44.7 – 44.7 Philippines 0.8 – 0.8 – – – 0.8 1.3 2.0 Bureau of Internal Revenue 0.5 – 0.5 – – – 0.5 0.6 1.1 City of Taguig 0.3 – 0.3 – – – 0.3 – 0.3 Philippine Health Insurance Corporation – – – – – – – 0.2 0.2 Social Security System – – – – – – – 0.4 0.4 Singapore 28.6 – 28.6 – – – 28.6 – 28.6 Inland Revenue Authority of Singapore 28.6 – 28.6 – – – 28.6 – 28.6 Switzerland 3.2 – 3.2 – – – 3.2 0.1 3.2 Canton of Zug 3.2 – 3.2 – – – 3.2 – 3.2 Cantonal Compensation Offices – – – – – – – 0.1 0.1 United Kingdom 22.0 – 22.0 – – – 22.0 5.7 27.6 City of Westminster – – – – – – – 0.5 0.5 HM Revenue & Customs 22.0 – 22.0 – – – 22.0 5.2 27.2 United States 106.2 – 106.2 – 0.5 – 106.7 3.3 110.0 Arizona Department of Revenue – – – – 0.1 – 0.1 – 0.1 Bureau of Land Management – – – – 0.1 – 0.1 – 0.1 Gila County Treasurer – – – – – – – 0.1 0.1 Pinal County Sheriff’s Office – – – – – – – 0.4 0.4 Texas Comptroller 0.1 – 0.1 – – – 0.1 – 0.1 U.S. Department of the Treasury 106.1 – 106.1 – – – 106.1 2.7 108.8 U.S. Nuclear Regulatory Commission – – – – 0.2 – 0.2 – 0.2 Utah State Tax Commission – – – – 0.1 – 0.1 – 0.1 Other US governments – – – – – – 0.1 0.2 0.2 Figures are rounded to the nearest decimal point. As a result, there may be discrepancies in the subtotals or totals due to rounding.

Our contribution Our approach to tax Our payments to governments Additional information 25 Total payments Payments as defined Total Corporate Royalty-related Total for infrastructure by the UK Other payments to US$M income tax income tax taxes paid Royalties Fees improvements Requirements payments governments Peru 44.7 – 44.7 – – – 44.7 1.0 45.7 EsSalud (Seguro Social de Salud) – – – – – – – 0.2 0.2 Instituto Geologico, Minero y Metalurgico – – – – – – – 0.7 0.7 National Superintendency of Customs and Tax Administration 44.7 – 44.7 – – – 44.7 – 44.7 Philippines 0.8 – 0.8 – – – 0.8 1.3 2.0 Bureau of Internal Revenue 0.5 – 0.5 – – – 0.5 0.6 1.1 City of Taguig 0.3 – 0.3 – – – 0.3 – 0.3 Philippine Health Insurance Corporation – – – – – – – 0.2 0.2 Social Security System – – – – – – – 0.4 0.4 Singapore 28.6 – 28.6 – – – 28.6 – 28.6 Inland Revenue Authority of Singapore 28.6 – 28.6 – – – 28.6 – 28.6 Switzerland 3.2 – 3.2 – – – 3.2 0.1 3.2 Canton of Zug 3.2 – 3.2 – – – 3.2 – 3.2 Cantonal Compensation Offices – – – – – – – 0.1 0.1 United Kingdom 22.0 – 22.0 – – – 22.0 5.7 27.6 City of Westminster – – – – – – – 0.5 0.5 HM Revenue & Customs 22.0 – 22.0 – – – 22.0 5.2 27.2 United States 106.2 – 106.2 – 0.5 – 106.7 3.3 110.0 Arizona Department of Revenue – – – – 0.1 – 0.1 – 0.1 Bureau of Land Management – – – – 0.1 – 0.1 – 0.1 Gila County Treasurer – – – – – – – 0.1 0.1 Pinal County Sheriff’s Office – – – – – – – 0.4 0.4 Texas Comptroller 0.1 – 0.1 – – – 0.1 – 0.1 U.S. Department of the Treasury 106.1 – 106.1 – – – 106.1 2.7 108.8 U.S. Nuclear Regulatory Commission – – – – 0.2 – 0.2 – 0.2 Utah State Tax Commission – – – – 0.1 – 0.1 – 0.1 Other US governments – – – – – – 0.1 0.2 0.2 Figures are rounded to the nearest decimal point. As a result, there may be discrepancies in the subtotals or totals due to rounding.

26 BHP Economic Contribution Report 2026 3  Our payments to governments continued Payments made by project Taxes paid by classification and project presented in this section have been prepared on the basis set out in the Basis of preparation section of this Report. Total payments Payments as defined Total Corporate Royalty-related Total for infrastructure by the UK Other payments to US$M income tax income tax taxes paid Royalties Fees improvements Requirements payments governments Total payments to governments 6,600.0 2,471.5 9,071.5 2,773.9 44.8 20.1 11,910.3 457.8 12,368.1 Minerals Americas 2,912.2 2,471.5 5,383.7 134.0 12.5 4.5 5,534.7 47.4 5,582.1 BHP Billiton Brasil Ltda1 1.8 – 1.8 – 0.1 – 1.9 2.9 4.8 Escondida 2,558.4 2,471.5 5,029.9 134.0 – – 5,163.9 28.8 5,192.7 Other Copper 14.3 – 14.3 – 1.7 – 15.9 1.2 17.1 Pampa Norte 276.1 – 276.1 – 3.9 – 280.1 4.5 284.6 Potash Canada 13.2 – 13.2 – 6.8 4.5 24.6 10.0 34.6 RAL Cayman Inc2 48.4 – 48.4 – – – 48.4 – 48.4 Minerals Australia 4,200.5 – 4,200.5 2,639.9 31.8 15.5 6,887.7 375.2 7,262.9 BHP Mitsubishi Alliance3 149.9 – 149.9 548.2 1.4 0.1 699.6 90.8 790.4 Copper South Australia 372.7 – 372.7 242.9 6.6 0.1 622.3 58.6 680.9 New South Wales Energy Coal (77.0)5 – (77.0) 169.5 2.4 0.1 95.0 21.8 116.8 Other Coal (0.1)5 – (0.1) – – – (0.1) 33.0 32.9 Western Australia Iron Ore 3,798.3 – 3,798.3 1,679.3 16.7 15.2 5,509.5 162.0 5,671.5 Western Australia Nickel (43.3)5 – (43.3) – 4.8 – (38.5) 9.0 (29.6) Group and Unallocated (512.6) – (512.6) – 0.4 0.1 (512.1) 35.2 (476.9) Commercial 23.5 – 23.5 – – – 23.5 1.1 24.6 Corporate4 (517.9)5 – (517.9) – – – (517.9) 32.6 (485.3) Other (18.3)5 – (18.3) – 0.4 0.1 (17.8) 1.5 (16.3) Figures are rounded to the nearest decimal point. As a result, there may be discrepancies in the subtotals or totals due to rounding. 1. Holding company of Samarco equity accounted investment. 2. Holding company of Antamina equity accounted investment. 3. Royalties, fees and other payments made by BM Alliance Coal Operations Pty Limited have been included in total payments to the extent of BHP’s ownership of the operating entity, being 50 per cent. 4. The corporate income tax amount predominantly reflects the allocation of the Australian corporate income tax liability among members of the Australian tax consolidated group. For more information refer to Basis of preparation section. 5. Includes refunds in relation to prior periods.

Our contribution Our approach to tax Our payments to governments Additional information 27 Payments made by project Taxes paid by classification and project presented in this section have been prepared on the basis set out in the Basis of preparation section of this Report. Total payments Payments as defined Total Corporate Royalty-related Total for infrastructure by the UK Other payments to US$M income tax income tax taxes paid Royalties Fees improvements Requirements payments governments Total payments to governments 6,600.0 2,471.5 9,071.5 2,773.9 44.8 20.1 11,910.3 457.8 12,368.1 Minerals Americas 2,912.2 2,471.5 5,383.7 134.0 12.5 4.5 5,534.7 47.4 5,582.1 BHP Billiton Brasil Ltda1 1.8 – 1.8 – 0.1 – 1.9 2.9 4.8 Escondida 2,558.4 2,471.5 5,029.9 134.0 – – 5,163.9 28.8 5,192.7 Other Copper 14.3 – 14.3 – 1.7 – 15.9 1.2 17.1 Pampa Norte 276.1 – 276.1 – 3.9 – 280.1 4.5 284.6 Potash Canada 13.2 – 13.2 – 6.8 4.5 24.6 10.0 34.6 RAL Cayman Inc2 48.4 – 48.4 – – – 48.4 – 48.4 Minerals Australia 4,200.5 – 4,200.5 2,639.9 31.8 15.5 6,887.7 375.2 7,262.9 BHP Mitsubishi Alliance3 149.9 – 149.9 548.2 1.4 0.1 699.6 90.8 790.4 Copper South Australia 372.7 – 372.7 242.9 6.6 0.1 622.3 58.6 680.9 New South Wales Energy Coal (77.0)5 – (77.0) 169.5 2.4 0.1 95.0 21.8 116.8 Other Coal (0.1)5 – (0.1) – – – (0.1) 33.0 32.9 Western Australia Iron Ore 3,798.3 – 3,798.3 1,679.3 16.7 15.2 5,509.5 162.0 5,671.5 Western Australia Nickel (43.3)5 – (43.3) – 4.8 – (38.5) 9.0 (29.6) Group and Unallocated (512.6) – (512.6) – 0.4 0.1 (512.1) 35.2 (476.9) Commercial 23.5 – 23.5 – – – 23.5 1.1 24.6 Corporate4 (517.9)5 – (517.9) – – – (517.9) 32.6 (485.3) Other (18.3)5 – (18.3) – 0.4 0.1 (17.8) 1.5 (16.3)

28 BHP Economic Contribution Report 2026

4 Additional information

Tax and our FY2026 Financial Statements

Below are some commonly asked questions to assist with better understanding this Report and its link to our Financial Statements.

Tax expense

Why is the tax expense in your Financial Statements different to the amount of tax paid you disclose in this Report?

The numbers are different because they are calculated at different times for different purposes.

The income tax expense recorded in our Financial Statements reflects the impact on our financial position at the end of the financial year. It is designed to give shareholders an indication of the amount of tax the Group expects to pay for the activities undertaken during that financial year, so they can assess the impact tax may have on the financial position of the Group. For a number of reasons, this number does not represent the actual cash tax paid during that financial year. For example, cash tax paid during that financial year may include payments or refunds relating to activities for a prior financial year, but may exclude final payments or refunds that relate to activities for that financial year, which occur after the end of the financial year.

Additionally, the reporting of revenues or expenses in our Financial Statements may be different to their impact on taxable income reported in tax returns. For example, a piece of equipment may be depreciated for accounting purposes over a certain number of years, but be deductible for tax purposes over a different period (whether shorter or longer). These differences are commonly known as 'deferred tax'.

How do the numbers reported here reconcile to the accounting profit, tax expense and tax payable in your financial report?

The income tax and royalty-related income tax paid reported in this Report is included in the Consolidated Cash Flow Statement in Financial Statements 1.4 in our Annual Report 2026, presented as net income tax and royalty-related tax refunded of US$467 million and net income tax and royalty-related tax paid of US$9,541 million. These also reconcile to the tax expense, presented on an accrual basis, in Financial Statements note 6 'Income tax expense' and deferred tax expense arising from differences between accounting and tax treatments as shown in Financial Statements note 14 'Deferred tax balances' in our Annual Report 2026.

Set out in the table below is a reconciliation of accounting profit to income tax expense and current tax payable for the year ended June 2026.

Reconciliation of accounting profit to income tax expense and current tax payable

US$M	Global	Australia	Chile	Rest of the world[1]
Profit before taxation	**22,414**	**12,192**	**12,172**	**(1,950)**
Tax on profit at Australian prima facie tax rate of 30 per cent	6,724	3,658	3,652	(586)
Derecognition of deferred tax asset and current year tax losses	1,986	74	48	1,864
Tax on remitted and unremitted foreign earnings	513	6	–	507
Controlled foreign company taxation in Australia	89	89	–	–
Amounts (over)/under provided in prior years	(7)	8	(6)	(9)
Foreign exchange adjustments	(24)	(18)	–	(6)
Tax effect of loss from equity accounted investments, related impairments and expenses	(35)	–	–	(35)
Recognition of previously unrecognised tax assets	(88)	(28)	(3)	(57)
Impact of tax rates applicable outside of Australia	(1,627)	–	(354)	(1,273)
Other	460	180	–	280
Income tax expense	**7,991**	**3,969**	**3,337**	**685**
Royalty-related taxation (net of income tax benefit)	1,397	–	1,397	–
Total taxation expense	**9,388**	**3,969**	**4,734**	**685**
Deferred tax expense				
– Depreciation and exploration expenditure	(322)	48	(13)	(357)
– Employee benefits	(65)	(60)	(1)	(4)
– Closure and rehabilitation	(311)	(153)	(118)	(40)
– Other provisions	29	(5)	27	7
– Deferred income	(8)	–	(8)	–
– Deferred charges	44	24	12	8
– Investments, including foreign tax credits	143	5	–	138
– Foreign exchange gains and losses	(45)	(52)	–	7
– Tax losses	409	6	2	401
– Lease liability	(25)	(37)	16	(4)
– Other	(169)	(87)	(33)	(49)
Total deferred tax expenses	**(320)**	**(311)**	**(116)**	**107**
Current income tax expense	**9,708**	**4,280**	**4,850**	**578**
Opening income tax and royalty related tax payable	358	(427)	746	39
Current income tax expense	9,708	4,280	4,850	578
Corporate income tax and royalty-related taxes paid and received in FY2026	(9,074)	(3,512)	(5,329)	(233)
Other	24	(12)	329	(293)
Closing income tax and royalty-related tax payable	**1,016**	**329**	**596**	**91**

1. Includes equity accounted investments and consolidation adjustments.

Our contribution Our approach to tax Our payments to governments Additional information 29

Effective tax rate

What is your effective tax rate and how is it calculated?

The effective tax rate is the amount of tax expense attributable to a year as a proportion of profit before tax. We provide our adjusted effective tax rate, which is calculated as total income tax expense divided by accounting profit, excluding the influence of exchange rate movements and exceptional items.

The adjusted effective tax rate is a measure based on the Group's underlying earnings and therefore removes the impact of one-off transactions. For more information on the exceptional items excluded from the adjusted effective tax rate calculation refer to Financial Statements note 3 'Exceptional items' in our Annual Report 2026.

BHP's global adjusted effective tax rate is shown below.

	Global %
Adjusted effective tax rate	36.5
Adjusted effective tax rate including royalty expense	42.9

Why is your effective tax different from the corporate tax rate?

The tax rate (from which the effective tax rate is derived) is different in each country where we operate. That tax rate applies to the taxable profits derived in that country and any deductions, allowances, incentives or other adjustments unique to that country. As a result, our global effective tax rate will not be the same as the corporate tax rate in any particular country.

What is your effective tax rate, calculated in accordance with the requirements of the Australian Voluntary Tax Transparency Code?

The Tax Transparency Code (TTC) effective tax rate is calculated as the adjusted effective tax rate, excluding the impact of royalty-related taxes in Chile.

	Global %	Australia %
TTC effective tax rate	31.1	32.4

What is your effective tax rate as disclosed in the Annual Report?

We report our adjusted effective tax rate in our Annual Report, which excludes the impact of exchange rate movements and exceptional items. We believe this gives a clearer view of our ongoing contribution and how it changes over time.

Our global adjusted effective tax rate in FY2026 was 36.5 per cent. It is reconciled to the statutory effective tax rate shown below.

	Profit before tax US$M	Income tax expense US$M	%
Statutory effective tax rate	22,414	(9,388)	41.9
Adjusted for:			
Exchange rate movements	–	(24)	
Exceptional items[1]	3,371	–	
Adjusted effective tax rate	**25,785**	**(9,412)**	**36.5**

1. Refer to Financial Statements note 3 'Exceptional items' in our Annual Report 2026.

Our effective tax rate over the past five years


50
45
40
35
30
25
38.9%
41.3%
41.7%
44.6%
42.9%
32.1%
30.9%
32.5%
37.2%
36.5%
FY2022
FY2023
FY2024
FY2025
FY2026
Adjusted effective tax rate
Adjusted effective tax rate including royalties

30 BHP Economic Contribution Report 2026

4 Additional information continued

Basis of preparation

The Report is prepared from data recorded in our financial systems, being the same data and financial systems used to prepare our Financial Statements. In preparing the Report, we have followed the draft guidance material produced by the Australian Accounting Standards Board.

The 'Total payments as defined by the UK Requirements' included on pages 20 to 27 have been prepared in accordance with the requirements of DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules and, where required, by DTR 4.3A, the UK Regulations (the 'UK Requirements'). There were no dividend payments, taxes levied on production, production entitlements or signature, discovery and production bonuses paid to governments in the year ended 30 June 2026 for the purposes of the UK Requirements.

Taxes, royalties and other payments to governments are presented in this Report on a cash paid and cash received basis for the year ended 30 June 2026.

For our controlled assets, amounts included in our total payments to governments are 100 per cent of the assets' payments to governments.

For our non-operated and operated joint ventures, amounts included in our payments to governments are 100 per cent of the amounts paid by BHP and, in the case of BMA, 50 per cent of payments made by the operating entity for BMA in which BHP has a 50 per cent ownership.

For our investments in joint ventures and associates that are equity accounted by BHP, no amounts have been included in our total payments to governments as BHP is not the operator and does not make payments on behalf of the asset. For information purposes, the BHP share of the payments made by our significant equity accounted investments have been shown on page 5 even though no amounts have been included in our total payments to governments.

Where an acquisition is completed in the year or a company is newly consolidated in the year, the numbers relating to that business are included from the date of acquisition. Where a disposal has been completed in the year, the numbers relating to that disposal have been included up to the point of disposal.

Taxes, royalties and other payments to governments, net of refunds, are collectively referred to in this Report as 'total payments to governments' and include the following payment categories:

Corporate income taxes

Payments to governments based on taxable profits under legislated income tax rules. This also includes payments made to revenue authorities in respect of disputed claims and withholding taxes.

For the purposes of allocating corporate income taxes to particular countries in the Payments made by country and level of government section of this Report, withholding taxes are allocated to the country to which the withholding taxes are remitted. For example, Chilean withholding taxes paid to the Chilean Government are allocated to Chile.

Royalty-related income taxes

Payments to governments in relation to profits from the extraction of natural resources, including specific tax on mining activities in Chile. This also includes payments to revenue authorities in respect of disputed claims. Royalty-related income taxes are included within total tax expense in the Consolidated Income Statement in Financial Statements 1.1 in our Annual Report 2026.

Royalties

Payments to governments in relation to revenue or production generated under licence agreements. This also includes payments to revenue authorities in respect of disputed claims. Royalties are presented as expenses, not income tax, in the Consolidated Income Statement in Financial Statements 1.1 in our Annual Report 2026. Royalty-related income taxes are excluded from royalties.

Fees

Payments to governments in the form of fees typically levied on the initial or ongoing right to use a geographical area for exploration, development and/or production. This includes licence fees, rental fees, entry fees and other payments for licences and/or concessions.

Payments for infrastructure improvements

Payments to governments for the construction of public infrastructure, such as roads, bridges and port facilities.

Other payments

Payments to governments under other legislated tax rules, such as payroll tax, fringe benefits tax, excise duties, property tax, land tax and other payments related to government environmental policy. These payments are not required to be disclosed by the UK Requirements.

Excluded amounts

The following are not included in total payments to governments:

Taxes collected

Tax payments made to governments on behalf of our employees.

Indirect taxes

Tax payments made to or received from governments in the nature of sales tax, value added tax and goods and services tax.

Penalties and interest

Payments to governments resulting from the imposition of penalties, fees or interest.

Other

Certain payments, whether made as a single payment or as a series of related payments below thresholds set out under DTR 4.3A, UK Regulations, ESTMA and Section 13(q) of the Exchange Act.

Projects

Payments made by project (refer to Payments made by project section of this Report) represent payments attributable to specific projects and, where not specifically attributable to a project, payments reported at the entity level.

Payments in relation to our Corporate and Commercial functions have been included in the total payments to governments as defined by the UK Requirements. The payments are not attributable to specific projects and reflect functional support for the Group that, in FY2026, consisted entirely of projects that undertook relevant activities as defined by the UK Requirements.

The Payments made by project section presents corporate income tax amounts for each project/entity taking into account the effects of tax consolidation in Australia. These include:

- losses from one entity can be offset against taxable income of another entity within the same tax consolidated group
- only the head entity of a tax consolidated group is liable to make corporate income tax payments to the ATO
- typically, corporate tax groups allocate the aggregate corporate income tax payments made by the head entity to the ATO among entities within the Australian tax consolidated group

Reporting currency

All payments to governments on pages 20 to 27 have been reported in US dollars. Payments denominated in currencies other than US dollars are translated for this Report at the exchange rate at the date of the payment unless stated otherwise.

Our contribution Our approach to tax Our payments to governments Additional information 31 Glossary Term Meaning Adjusted effective tax rate Total tax expense excluding exceptional items and exchange rate movements included in tax expense divided by profit before tax and exceptional items. Adjusted effective tax Total tax expense excluding exceptional items and exchange rate movements included in tax expense plus royalty and royalty rate expense divided by profit before tax, royalties and exceptional items. Current tax expense The amount of corporate income tax and royalty-related income tax currently payable and attributable to the year, measured at rates enacted or substantively enacted at year-end, together with any adjustment to those taxes payable in respect of previous years. Deferred tax expense The amount of corporate income tax and royalty-related income tax attributable to the current year but payable in future years provided using the balance sheet liability method. Employees and contractors Employee data is based on a ‘point-in-time’ snapshot of employees as at 30 June 2026, including employees on extended absence. Contractor data is collected from internal organisation systems and averaged for a 10-month period, July 2025 to April 2026. Global Reporting Initiative The Global Reporting Initiative (GRI) Standards represent global best practice for reporting publicly on a range of Standards economic, environmental and social impacts. Sustainability reporting based on the Standards provides information about an organisation’s positive or negative contributions to sustainable development. Government Any national, regional or local authority of a country (includes a department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking). Income tax expense The total of current tax expense and deferred tax expense. Payments to shareholders Geographical distribution of dividends is based on the registered address of shareholders. and investors Profit before tax Profit before tax when presented by country is adjusted for intercompany dividends. Project Consistent with the UK Regulations, a project is defined as the operational activities that are governed by a single contract, licence, lease, concession or similar legal agreements and form the basis for payment liabilities with a government. If multiple such agreements are ‘substantially interconnected’ they may be considered a project. For these purposes ‘substantially interconnected’ means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. Social investment Social investment is our voluntary contribution towards projects or donations with the primary purpose of contributing to the resilience of the communities where we operate and the environment, aligned with our broader business priorities. Suppliers Payments made to suppliers for certain operating and capital expenditure. Operating expenses relate to the purchases of utilities, goods and services, whereas capital expenditure includes the purchases of property, plant and equipment and expenditure on exploration and evaluation activities. Sustainability (including We describe our approach to sustainability and its governance in the BHP Annual Report 2026, including Operating sustainable and sustainably) and Financial Review 9.1. Our references to sustainability (including sustainable and sustainably) in this Report and our other disclosures do not mean we will not have any adverse impact on the economy, the environment or society, and do not imply we will necessarily give primacy to consideration of, or achieve any absolute outcome in relation to, any one economic, environmental or social issue (such as zero greenhouse gas emissions or other environmental effects). UK Regulations The Reports on Payments to Governments Regulations 2014, as amended. UK Requirements The UK regulatory obligations under DTR 4.3A of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules and, where required by DTR 4.3A, the UK Regulations.

32 BHP Economic Contribution Report 2026 4  Additional information continued Independent Auditor’s Report to the Directors of BHP Group Limited Opinion Responsibilities of management for We have audited the Total payments to governments of $12,368 million the Total payments to governments (‘Total payments to governments’) of BHP Group Limited and its BHP Group’s management is responsible for the preparation of the subsidiaries (collectively, the BHP Group) for the year ended 30 June 2026. Report and for establishing a framework under which the Total payments In our opinion, the Total payments to governments of $12,368 million in to governments and other information in the Report has been prepared. the ‘Our payments to governments’ section of BHP Group’s Economic Management has determined that this framework as set out in the Basis Contribution Report 2026 (‘the Report’) for the year ended 30 June 2026 of Report preparation is appropriate to the needs of the users of the Report. is prepared, in all material respects, in accordance with the basis of report Management is also responsible for such internal controls as Management preparation set out in the ‘Basis of Report preparation’ section of the determines are necessary to enable the preparation of the Report that is free Report (‘the Basis of Report preparation’). from material misstatement, whether due to fraud or error. Basis for opinion Auditor’s responsibilities for the audit of the Total payments to governments We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in Our objectives are to obtain reasonable assurance about whether the Total the Auditor’s Responsibilities for the Audit of the Total payments to payments to governments is free from material misstatement, whether due governments section of our report. We are independent of BHP Group in to fraud or error, and to issue an auditor’s report that includes our opinion. accordance with the ethical requirements of the Accounting Professional Reasonable assurance is a high level of assurance, but is not a guarantee and Ethical Standards Board’s APES 110 Code of Ethics for Professional that an audit conducted in accordance with Australian Auditing Standards Accountants (including Independence Standards) (the Code) that are will always detect a material misstatement when it exists. Misstatements can relevant to our audit in Australia of the Total payments to governments, arise from fraud or error and are considered material if, individually or in the and we have fulfilled our other ethical responsibilities in accordance with aggregate, they could reasonably be expected to influence the economic these requirements. We believe that the audit evidence we have obtained decisions of users taken on the basis of this Report. is sufficient and appropriate to provide a basis for our opinion. As part of an audit in accordance with Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism Emphasis of matter – Basis of report preparation throughout the audit. We also: and restriction on reliance – Identify and assess the risks of material misstatement of the Total We draw attention to the basis of report preparation contained in the ‘Basis payments to governments, whether due to fraud or error, design and of Report preparation’ section of the Report which describes the basis of perform audit procedures responsive to those risks, and obtain audit accounting. As a result, the Report may not be suitable for another purpose. evidence that is sufficient and appropriate to provide a basis for our This audit report has been prepared solely for the directors of BHP Group (the opinion. The risk of not detecting a material misstatement resulting from ‘Recipients’) in accordance with our engagement agreement with BHP Group. fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the A party other than the Recipients accessing this report does so at their own override of internal control. risk and Ernst & Young expressly disclaims all liability to a party other than the Recipients for any costs, loss, damage, injury or other consequence – Obtain an understanding of internal control relevant to the audit in order which may arise directly or indirectly from their use of, or reliance on the to design audit procedures that are appropriate in the circumstances, report. Our opinion is not modified in respect of this matter. but not for the purpose of expressing an opinion on the effectiveness of BHP Group’s internal control. Other information – Evaluate the appropriateness of accounting policies used and the Other information is financial and non-financial information in the Report reasonableness of accounting estimates, if any, and related disclosures which is provided in addition to the Total payments to governments and made by management. this auditor’s report. BHP Group is responsible for the other information. We communicate with the directors, among other matters, the planned Our opinion on the Total payments to governments does not cover the scope and timing of the audit and significant audit findings, including any other information and, accordingly, we do not express an audit opinion significant deficiencies in internal control that we identify during our audit. or any form of assurance conclusion thereon. In connection with our audit of the Total payments to governments, our responsibility is to read the Other information. In doing so, we consider whether the other information is materially inconsistent with the Total payments to governments or our knowledge obtained in the audit, or otherwise appears to be materially misstated. Ernst & Young We are required to report if we conclude that there is a material Melbourne misstatement of this other information, and based on the work we have performed on the other information that we obtained prior to the date of this 18 August 2026 auditor’s report, we have nothing to report. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

Corporate directory

BHP Registered Office

BHP Group Limited

Australia

Level 18
171 Collins Street
Melbourne VIC 3000

Telephone Australia: 1300 55 47 57
Telephone International: +61 3 9609 3333
Facsimile: +61 3 9609 3015

Group Company Secretary

Stefanie Wilkinson

BHP Corporate Centres

United Kingdom

Nova South, 160 Victoria Street
London, SW1E 5LB, UK

Telephone: +44 20 7802 4000
Facsimile: +44 20 7802 4111

Chile

Cerro El Plomo 6000
Piso 15
Las Condes 7560623
Santiago

Telephone: +56 2 2579 5000

Commercial Office

Singapore

10 Marina Boulevard, #18-01
Marina Bay Financial Centre, Tower 2
Singapore 018983

Telephone: +65 6421 6900
Facsimile: +65 6809 4000

Share Registrars and Transfer Offices

Australia

BHP Group Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067

Postal address – GPO Box 2975
Melbourne VIC 3001

Telephone: 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile: +61 3 9473 2460

Email enquiries: www.investorcentre.com/bhp

United Kingdom

BHP Group Limited Depositary
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE, United Kingdom

Postal address
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ

Telephone: +44 344 472 7001
Facsimile: +44 370 703 6101

Email enquiries: webcorres@computershare.co.uk

South Africa

BHP Group Limited Branch Register and Transfer Secretary
Computershare Investor Services (Pty) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
South Africa

Postal address – Private Bag X9000
Saxonwold 2132
South Africa

Telephone: +27 11 373 0033
Facsimile: +27 11 688 5217

Email enquiries:
web.queries@computershare.co.za

Holders of shares dematerialised into Strate should contact their CSDP or stockbroker.

New Zealand

Computershare Investor Services Limited
159 Hurstmere Road
Takapuna Auckland 0622
New Zealand

Postal address – Private Bag 92119
Victoria Street West
Auckland 1142
New Zealand

Telephone: +64 9 488 8700

Online enquiries: www.computershare.com/nz

United States

Computershare Trust Company, N.A.
150 Royall Street
Canton MA, 02021
United States

Postal address – PO Box 43006
Providence RI 02940-3006

Telephone: +1 781 575 2000
(toll free within US)

ADR Depositary, Transfer Agent and Registrar
Citibank Shareholder Services

PO Box 43077
Providence RI 02940-3077

Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll free within US)

Email enquiries:
citibank@shareholders-online.com

Website: citi.com/dr

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 18 August 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary